Form 20-F
HILTON PETROLEUM LTD
filed 2001-12-12
CIK 1099957

FORM 20-F

[ ] Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

                                       or

[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

                    FOR THE FISCAL YEAR ENDED MAY 31, 2001

                                       or

[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

              For the transition period from _________ to _________

                        Commission file number: 000-30390

                              HILTON PETROLEUM LTD.
             (Exact name of Registrant as specified in its charter)

                              HILTON PETROLEUM LTD.
                 (Translation of Registrant's name into English)

                             YUKON TERRITORY, CANADA
                 (Jurisdiction of incorporation or organization)

      1305 - 1090 WEST GEORGIA STREET, VANCOUVER, BRITISH COLUMBIA, V6E 3V7
                    (Address of principal executive offices)

Securities  registered or to be registered pursuant to Section 12(b) of the Act.

                                      NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act.

                           COMMON STOCK, NO PAR VALUE
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                 NOT APPLICABLE
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                   34,902,159 COMMON SHARES AS OF MAY 31, 2001

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes      X        No
    -----------      ---------

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17     X     Item 18                                          Page 1 of 101
        ---------         ---------

GENERAL INFORMATION:

UNLESS OTHERWISE INDICATED, ALL REFERENCES HEREIN ARE TO UNITED STATES DOLLARS.

                                    GLOSSARY

The following is a glossary of oil and gas terms used in this report:


anticlines          Underground  mountain-shaped  strata covered with caprock or an impervious  layer.

BBL or barrel       34.972 Imperial gallons or 42 U.S. gallons.

BCF                 One billion cubic feet.

BO                  Barrels of oil.

BOE                 Barrels of oil equivalent.

BOPD                Barrels of oil per day.

BW                  Barrels  of water.

BWPD                Barrels of water per day.

farm-in Acquisition of all or part of the operating rights from the working interest owner to an assignee, by the assumption of all or some of the burden of development to earn an interest in the property. The vendor usually retains an overriding royalty but may retain any type of interest.

farm-out Transfer of all or part of the operating rights from the working interest owner to an assignee, who assumes all or some of the burden of development in return for an interest in the property. The assignor usually retains an overriding royalty but may retain any type of interest.

grossacres          The  total  number  of acres in which  the  Company  holds a working  interest  or the right to earn a working  interest.

gross reserves      The total reserves estimated to be economically recoverable.

gross wells         The total number of wells in which the Company has a working interest.

isopach maps        Maps  showing  variations  in the  thickness of a particular sedimentary bed and the interval or spacing between one sedimentary bed and another. liquids Crude oil and natural gas liquids.

MBO                 One thousand barrels of oil.

MCF                 One thousand cubic feet.

MCFE                One thousand cubic feet equivalent.

md Millidarcies - a term used to measure the relative ease with which oil and gas can flow.

MMBOE               One million barrels of oil equivalent.

MMCFD               One million cubic feet per day.

net acres           The  gross  acres  multiplied  by  the  percentage   working
                    interest  therein  owned or to be owned by the Company.

net reserves        The  Company's  lessor  royalty,   overriding  royalty,  and
                    working interest share of reserves from the properties, after deduction of all freehold, and overriding royalties payable to others.

net revenue         The percentage interest in which the lessor has the right to
interest            receive a specified fractional share of the mineral produced from the property or value thereof.

net wells           The  gross  wells  multiplied  by  the  percentage   working
                    interest therein owned or to be owned by the Company.

NGLs                Natural gas liquids.

present value       The present value of estimated future net revenues  computed by applying current prices of oil and gas reserves to estimated future production of proved oil and gas reserves as of the date of the latest balance sheet presented, less estimated future expenditures (based on current costs) to be incurred in developing and producing the proved reserves computed using a discount factor of ten percent and assuming continuation of existing economic conditions.

proved oil and      Proved oil and gas reserves are the estimated  quantities of
gas reserves        crude oil,  natural  gas,  and  natural  gas  liquids  which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e. prices and costs as of the date the estimate is made.
                    Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

                    (i) Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes:

                         (A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and

                         (B) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

                   (ii) Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the "proved" classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

                   (iii) Estimates  of  proved   reserves  do  not  include  the
                         following:

                         (A)  oil  that  may   become   available   from   known
                              reservoirs   but  is   classified   separately  as
                              "indicated additional reserves",

                         (B) crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors,

                         (C) crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects, and

                         (D) crude oil, natural gas, and natural gas liquids, that may be recovered from oil shales, coal, gilsonite and other such sources.

proved developed    Reserves  that  can  be  expected  to be  recovered  through
oil and gas         existing   wells  with  existing   equipment  and  operating
reserves            methods.  Additional  oil and gas  expected  to be  obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

proved undeveloped  Reserves that are expected to be recovered from new wells on reserves undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units are claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances are estimates for proved undeveloped reserves attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

proved properties   Properties with proved reserves.

unproved properties Properties with no proved reserves.

reversionary        A portion of an economic  interest  that will be returned to
interest            its former owner after a predetermined  amount of production or income has been produced.

undeveloped         Lands on which there are no current reserves assigned.
acreage

water flooding      The secondary  recovery method in which water is forced down injection wells laid out in various patterns around the producing wells. The water injected displaces the oil and forces it to the producing wells.


working interest    The  interest  held by a company  in an oil or  natural  gas property,  which interest  normally bears its  proportionate
                    share  of  the  costs  of  exploration,   development,   and
                    operation as well as any royalties or other production burdens.

workover A major remedial operation on a completed well to restore, maintain, or improve the well's production. Workovers _ use workover rigs and can take many forms such as acidizing or fracing the well or removal of sand or paraffin buildup. The term workover is also used for deepening an existing well or plugging back to produce from a shallower formation.

FORWARD LOOKING STATEMENTS

Pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 (the "PSLRA"), the Company cautions readers regarding forward looking statements found in the following discussion and elsewhere in this registration statement and in any other statement made by, or on the behalf of the Company, whether or not in future filings with the SEC. Forward looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments. Forward looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company's control and many of which, with respect to future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward looking statements made by or on behalf of the Company. The Company disclaims any obligation to update forward looking statements. Readers should also understand that under Section 27A(b)(2)(D) of the Securities Act, and
Section 21E(b)(2)(D) of the Securities Exchange Act, the "safe harbor" provisions of the PSLRA do not apply to statements made in connection with an initial public offering.

                                     PART I

ITEM 1.  DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.
--------------------------------------------------------------------------------

Not applicable.


ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.
--------------------------------------------------------------------------------

Not applicable.


ITEM 3.  KEY INFORMATION.
--------------------------------------------------------------------------------

SELECTED FINANCIAL DATA

The selected financial data of the Company for the years ended May 31, 2001, 2000 and 1999, was derived from the financial statements of the Company which have been audited by D & H Group (formerly Dyke & Howard), independent Chartered Accountants, as indicated in their report which is included elsewhere in this report. The selected financial data set forth for the years ended May 31, 1998 and 1997 are derived from the Company's audited financial statements, not included herein.

The information in the following table was extracted from the more detailed consolidated financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under the heading "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations."

Reference is made to Note 13 of the Company's consolidated financial statements included herein for a discussion of the material differences between Canadian generally accepted accounting principles ("GAAP") and U.S. GAAP, and their effect on the Company's financial statements.


                                                                      YEAR ENDED MAY 31,
                                                               (IN '000S, EXCEPT PER SHARE DATA)
                                                   -------------------------------------------------------------------
                                                      2001          2000          1999          1998           1997
                                                      ----          ----          ----          ----           ----

Revenues                                            $5,229        $4,574        $3,774        $2,945         $2,487
Interest Income and Other                             $101          $279           $96          $143           $186
Production Costs                                    $1,903        $2,312        $2,157        $1,378         $1,033
General and Administrative                          $1,292        $1,149        $1,291          $865           $360
Interest Expense on Long-Term Debt                  $1,480        $1,786        $1,997          $968            $34
Depreciation and Depletion                          $1,455        $1,541        $2,244        $5,678           $635
Site Restoration                                         -             -             -             -             $9
Legal and Litigation                                     -          $239          $303          $176            $64
Corporate Finance Fees                                   -             -          $327             -              -
Gain on Sale of Petroleum Interests                  $(212)            -             -       $(2,147)             -
Gain on Sale of Marketable Securities                 $(25)        $(173)            -         $(895)             -
Write-down of investment                              $956             -             -             -              -
Non-controlling Interest                                 -             -             -           $11              -
Earnings (Loss)                                    $(1,519)      $(2,240)      $(4,450)      $(2,924)          $538
Earnings (Loss) Per Share                          $(0.05)       $(0.09)       $(0.28)       $(0.22)          $0.05
Weighted Average Number of Shares                   31,702        23,984        16,110        13,201         10,845
Dividends per Share                                  $0.00         $0.00         $0.00         $0.00          $0.00



                                                                      YEAR ENDED MAY 31,
                                                               (IN '000S, EXCEPT PER SHARE DATA)
                                                  -------------------------------------------------------------------
                                                      2001          2000          1999          1998           1997
                                                      ----          ----          ----          ----           ----
Working Capital (Deficiency)                        $1,787       (12,670)       $4,047       $(3,047)        $1,385
Resource Assets                                    $29,721       $35,052       $25,568       $22,268        $10,748
Investment                                            $807        $1,705             -             -              -
Other Assets                                          $202          $272          $310        $2,811            $39
Non-current Obligations                             $3,482        $2,965       $16,256       $13,501         $1,754
Non-Controlling Interest                                 -             -           $23           $23            $34
Shareholders' Equity                               $29,035       $21,394       $13,646        $8,507        $10,348
Total Assets                                       $36,055       $42,083       $33,637       $26,506        $12,773


On April 1, 1999, the Company completed the acquisition of Stanford (the "Amalgamation"), whereby the Company issued 8,462,140 shares of its common stock for 16,078,569 shares of Stanford. In addition, all outstanding convertible debentures, warrants and stock options in Stanford were converted into convertible debentures, warrants and stock options of the Company on the same basis. Completion of the transaction resulted in the shareholders of the Company and Stanford, on a fully-diluted basis, each owning approximately 50% of the combined company. Members of management of the Company were also significant minority shareholders of both the Company and Stanford and are also former management of Stanford. Accordingly, the transaction has been accounted for as a "continuity-of-interests". Under this basis, the combined company reflects the assets and liabilities at the values recorded by the Company and Stanford, with adjustments to put the accounting methods used by the combining companies on a common basis and the elimination of any intercompany transactions. In addition, these adjustments have been made retroactively and the financial statements of the combined company have been restated.

ADJUSTMENT TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

(a) The consolidated financial statements of the Company have been prepared according to Canadian GAAP which differ in certain material respects from US GAAP. Material differences between Canadian and US GAAP and their effect on the Company's consolidated financial statements are summarized in the tables below.


                                                                                   2001            2000            1999
                                                                                     $               $               $


Consolidated Statements of Operations and Comprehensive Income

Loss for the year

      Canadian GAAP                                                              (1,518,858)     (2,239,652)     (4,449,472)
      Expenses incurred in business combination (i)                                       -               -        (232,801)
      Stock option plan (vi)                                                       (213,116)        (48,608)       (139,494)
      Other compensation expense (ix)                                              (151,495)       (460,394)       (620,614)
      Write-down of investment (iv)                                                 956,253               -               -
      Accretion of liability component of long-term debt (x)                         77,145               -               -
      Beneficial conversion feature on convertible debt securities (xi)            (377,814)              -               -
                                                                               -------------   -------------   -------------
      US GAAP                                                                    (1,227,885)     (2,748,654)     (5,442,381)
                                                                               -------------   -------------   -------------

Other Comprehensive Income

      Unrealized holding gain (loss) on
           available-for-sale marketable securities (ii)                         (1,216,041)      1,335,077         67,943
      Less deferred income taxes                                                          -               -        (31,253)
      Reclassification adjustment for gain on available
          for sale marketable securities included in net loss                       (25,345)              -              -
                                                                               -------------   -------------  -------------
                                                                                 (1,241,386)      1,335,077         36,690
                                                                               -------------   -------------  -------------
Comprehensive income (loss) for the year                                         (2,469,271)     (1,413,577)    (5,405,691)
                                                                               =============   =============  =============
      Earnings (loss) per share basic and fully diluted - US GAAP                     (0.08)          (0.11)         (0.34)
                                                                               =============   =============  =============




                                                                                    2001            2000
                                                                                      $               $

Consolidated Balance Sheets

Total Assets
      Canadian GAAP                                                               36,055,162      42,082,707
      Available for sale securities (ii)                                                   -       1,348,788
      Capital contributions with respect to related party transactions (iii)       1,846,667       1,846,667
      Capital distributions with respect to related party transaction (iv)                 -      (1,004,889)
                                                                               -------------   -------------
      US GAAP                                                                     37,901,829      44,273,273
                                                                               =============   =============
Total Liabilities
      Canadian GAAP                                                                7,020,543      20,688,321
      Equity component of long-term debt (x)                                         694,310               -
      Accretion of liability component of long-term debt                             (77,145)              -
                                                                               -------------   -------------
      US GAAP                                                                      7,637,708      20,688,321
                                                                               =============   =============
Shareholders' Equity
      Canadian GAAP                                                               29,034,619      21,394,386
      Equity component of long-term debt (x)                                        (694,310)              -
      Accretion of long-term component of long-term debt (x)                          77,145               -
      Cumulative capital contributions with
           respect to related party transactions (iii)                             1,846,667       1,846,667
      Capital distribution with respect to related party transaction (iv)                  -      (1,004,889)
      Available for sale securities (ii)                                                   -       1,348,788
                                                                               -------------   -------------
      US GAAP                                                                     30,264,121      23,584,952
                                                                               =============   =============



          (i)  Expenses incurred in business combination

               US GAAP requires expenses incurred relating to a business combination similar to a pooling-of-interests transaction to be expensed in the period incurred, whereas under Canadian GAAP such costs are reflected as a capital transaction.

         (ii)  Marketable securities

               US GAAP requires marketable securities which are classified as available for sale to be carried at fair value, as determined by quoted published market prices, with unrealized losses and gains on available for sale securities to be included as a separate component of shareholders' equity. In addition, net realized gains and losses on security transactions would be determined on the specific identification cost basis and included in the determination of earnings for the year.

        (iii)  Capital contributions with respect to related party transactions

               The Company has sold certain of its petroleum interests to Trimark Oil & Gas Ltd. ("Trimark"), a publicly traded company in which the Company owns approximately 8.9% and in which certain officers and directors of the Company are also officers and
               directors  of  Trimark,   for  a  combination   of  monetary  and
               non-monetary   consideration.   US  GAAP  requires  that  certain
               transfers  of  non-monetary  assets  to a  related  party  by its promoters or shareholders should generally be recorded at the transferor's historical cost, whereas under Canadian GAAP, transfers of non-monetary assets may be recorded based on the fair value of the consideration received under certain circumstances. Under Canadian GAAP, these transactions were recorded at their fair values. The transactions have been adjusted to reflect the sale of the petroleum interests based on the Company's historical cost basis.

         (iv)  Capital distribution with respect to related party transaction

               The Company has purchased 800,000 shares of Trimark for monetary consideration. US GAAP requires that transfers of non-monetary assets from certain related parties should generally be recorded at the transferor's historical cost, whereas under Canadian GAAP, transfers of non-monetary assets may be recorded  based  on the  agreed  exchange  amount  under  certain circumstances. Under Canadian GAAP this transaction was recognized at the agreed exchange amount. The transaction has been adjusted in 2000 and 1999 to reflect the purchase of the shares based on the transferor's historical cost basis. This adjustment is no longer necessary in 2001 as the investment was written down to fair value at May 31, 2001.

          (v)  Ceiling test on petroleum interests

               US GAAP requires that the net book value of proved petroleum interests not exceed the sum of the present value of estimated future net revenues (determined using current prices of petroleum production less estimated future expenditures to be incurred in developing and producing the proved reserves, discounted at ten percent). This ceiling test was performed effective May 31, 2001 and it was determined that no write-down of proved petroleum interests was necessary.

         (vi)  Stock options granted to consultants and non-employees

               The Company grants stock options which reserve common shares for issuance to consultants and other non-employees. Under Canadian GAAP, such stock options are not recognized for accounting purposes. Under US GAAP the Company has adopted the provisions of Statements of Financial Accounting Standards ("SFAS") 123 "Accounting for Stock Based Compensation" for stock options granted to consultants and non-employees.

               Accordingly, the Company has recognized stock based compensation for these stock option grants using the fair value method.

               The fair value of each option granted to a consultant or other non-employee is estimated on the date of grant using the Black-Scholes Option Pricing Model with the following assumptions used for grants during the years ended May 31, 2001, 2000 and 1999:

                                                        2001             2000              1999

Risk-free interest rate                                4.50%             6.75%             6.25%
Expected volatility                                     107%              92%              120%
Expected lives                                        3 years         2 - 3 years       2 - 3 years



        (vii)  Stock option plan for employees and directors

               The Company has a stock option plan which reserves common shares for issuance to employees and directors. The Company has adopted the disclosure only provisions of SFAS No. 123 for stock options granted to employees and directors. Accordingly, no compensation cost has been recognized for the stock option plan. Had compensation costs for the Company's stock option plan been determined based on the fair value at the grant date for awards during the years ended May 31, 2001, 2000 and 1999 consistent with the provisions of SFAS No. 123, the Company's earnings
               (loss) and earnings (loss) per share would have been increased to the proforma amounts indicated below:


                                                            2001             2000            1999
                                                             $                $                $

Earnings (loss) - as reported under US GAAP              (1,227,885)      (2,748,654)     (5,442,381)
Earnings (loss) - proforma                               (1,918,509)      (2,824,740)     (7,717,965)

Earnings (loss) per share - as reported under US GAAP      (0.04)           (0.11)          (0.34)
Earnings (loss) per share - proforma                       (0.06)           (0.12)          (0.48)


               The fair market value of each option granted to an employee or director is estimated on the date of grant using the Black - Scholes Option Pricing Model with the following assumptions used for grants during the years ended May 31, 2001, 2000 and 1999:


                                                          2001             2000            1999


Risk-free interest rate                                  4.79%            6.75%            6.25%
Expected volatility                                       109%             92%             120%
Expected lives                                          3 years        2 - 3 years      2 - 3 years


       (viii) Private Placements of Common Stock and Special Warrants with Related Parties

               US GAAP requires disclosure of private placements conducted by the Company where directors and officers of the Company are participants. During the year ended May 31, 2001, directors, officers and companies controlled by the directors or officers acquired 2,250,000 shares or special warrants (2000 - 2,706,500; 1999 - 3,883,334) of the Company, pursuant to private placements conducted by the Company, for cash proceeds of $1,893,684 (2000 - $5,494,547; 1999 - $5,389,530).

       (ix)    Private Placements of Common Stock

               The Company conducts the majority of its equity financings pursuant to private placements. Under the policies of the CDNX, on which the Company's common stock is listed, the Company may provide a discount off the market price of the Company's common stock. US GAAP does not permit a discount from the market price. US GAAP requires the recognition of the market value of the Company's common stock as a credit to share capital, with a charge to operations for the portion of the discount relating to equity financings conducted with officers and directors of the Company and a charge to shareholders' equity, as a capital distribution, for the discount relating to the remaining portion of the equity financings.

               Under US GAAP, loss and capital distributions for the year ended May 31, 2001 would increase by $148,800 (2000 - $460,394; 1999 -
               $620,614)   and  $nil  (2000  -   $231,117;   1999  -   $98,112),
               respectively, and share capital, as at May 31, 2001 would increase by $1,731,717 (2000 - $1,582,917). There is no net change to shareholders' equity.

        (x)    Accretion of Liability Component of Long-term Debt

               Under Canadian GAAP, compound financial instruments such as convertible debentures are required to be accounted for at the fair value of their components. Such accounting is not permitted under US GAAP unless the components are detachable, which they are not in this case.

       (xi)    Beneficial Conversion Feature on Convertible Debt Securities

               Under US GAAP, additional interest expense is recognized when a convertible debt security is issued with an "in the money conversion rate". This additional interest expense is recognized in the year of issue when, as in the Company's case, the debt security is convertible at the time of issue. No such charge is required under Canadian GAAP.

     (b)  The  Company's  consolidated  statements  of cash flow  comply with US
          GAAP.

     (c)  New Technical Pronouncements

          In September 2000, SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - A Replacement of FASB Statement No. 125" was issued. Adoption of SFAS No. 140 is not expected to have an impact on the Company's financial statements.

          In June 2001, SFAS No. 141 "Business Combinations" was issued. Adoption of SFAS No. 141 is not expected to have an impact on the Company's financial statements.

          Also in June 2001, SFAS No. 142 "Goodwill and Other Intangible Assets" was issued. Adoption of SFAS No. 142 is not expected to have an impact on the Company's financial statements.

EXCHANGE RATE HISTORY

The following table sets forth the average exchange rate for one Canadian dollar expressed in terms of one U.S. dollar for the fiscal years ended May 31, 2001, 2000, 1999, 1998 and 1997.

PERIOD                                                  AVERAGE
------                                                  -------

June 1, 2000 - May 31, 2001                              0.6596
June 1, 1999 - May 31, 2000                              0.6792
June 1, 1998 - May 31, 1999                              0.6616
June 1, 1997 - May 31, 1998                              0.7068
June 1, 1996 - May 31, 1997                              0.7316

The following table sets forth high and low exchange rates for one Canadian dollar expressed in terms of one U.S. dollar for the six-month period ended November 30, 2001.

Month                                  High                       Low
-----                                  ----                       ---

June 2001                             0.6604                     0.6516
July 2001                             0.6622                     0.6472
August 2001                           0.6547                     0.6456
September 2001                        0.6437                     0.6330
October 2001                          0.6418                     0.6287
November 2001                         0.6363                     0.6241

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

The noon rate of exchange on November 30, 2001 , reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was CDN$1.5717 (US$0.6363 = CDN$1.00).

RISK FACTORS

The Company's business is subject to numerous risk factors, including the following:

Due to the nature of the Company's business and the present stage of exploration on its oil and gas prospects, the following risk factors apply to the Company's operations:

ACCUMULATED LOSSES

During the year ended May 31, 2001, and three months ended August 31, 2001, the Company incurred losses of approximately $1.5 million and $12.5 million, respectively, and as at August 31, 2001, the Company had an accumulated deficit of approximately $25.2 million. To date the Company's oil and gas production has not generated sufficient operating cash flows to provide working capital for the Company's ongoing overhead, the funding of its petroleum property acquisitions and the exploration and development of these properties. There can be no assurances that the Company will be able to successfully develop its properties and achieve profitability from its operations.

EXPLORATION AND PRODUCTION RISKS

The business of exploring for and producing oil and gas involves a substantial risk of investment loss which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Drilling oil and gas wells involves the risk that the wells will be unproductive or that, although productive, the wells do not produce oil and/or gas in economic quantities. Other hazards, such as unusual or unexpected geological formations, pressures, fires, blowouts, loss of circulation of drilling fluids or other conditions may substantially delay or prevent completion of any well. Adverse weather conditions can also hinder drilling operations. A productive well may become uneconomic in the event water or other deleterious substances are encountered, which impair or prevent the production of oil and/or gas from the well. In addition, production from any well may be unmarketable if it is impregnated with water or other deleterious substances. As with any petroleum property, there can be no assurance that oil and gas will be produced from the properties in which the Company has interests. In addition, the marketability of oil and gas which may be acquired or discovered, will be affected by numerous factors beyond the control of the Company. These factors include the proximity and capacity of oil and gas pipelines and processing equipment, market fluctuations of prices, taxes, royalties, land tenure, allowable production and environmental protection. The extent of these factors cannot be accurately predicted, but any one or a combination of these factors may result in the Company not receiving an adequate return on invested capital. There is no assurance that additional crude oil or natural gas in commercial quantities will be discovered by the Company.

FINANCING RISKS

As at October 31, 2001, the Company had a working capital deficiency of approximately $103,000. The Company has anticipated exploration and development expenditures, completion costs and ongoing overhead for the remainder of 2001 and for 2002 totaling approximately $5.2 million.

The Company has primarily relied on the sale of its equity capital and disposition of petroleum interests to fund the acquisition, exploration and development of its petroleum properties. It has no assurance that additional funding will be available to it for exploration and development of its projects or to fulfil its obligations under any applicable agreements. There can be no assurance that the Company will be able to generate sufficient operating cash flow or obtain adequate financing in the future or that the terms of such financing will be favorable. Failure to generate additional operating cash flow or obtain additional financing could result in substantial dilution of the Company's petroleum interests, or delay or indefinite postponement of further exploration and development of its projects with the possible loss of such properties.

As of the date of this report, the Company has initiated a number of alternatives to provide funding for its commitments. See "Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources."

UNINSURABLE RISKS

Although management believes the operator of any properties in which the Company and its subsidiaries may acquire interests, will acquire and maintain appropriate insurance coverage in accordance with standard industry practice, the Company and its subsidiaries may suffer losses from uninsurable hazards or from hazards which the operator has chosen not to insure against because of high premium costs or other reasons. The Company and its subsidiaries intend to continue to engage in the drilling of both exploratory and development wells. Exploratory wells have much greater dry hole risk than do wells which are drilled offsetting established production. The Company and its subsidiaries may become subject to liability for pollution, fire, explosion, blow-outs, cratering and oil spills against which are in excess of coverages, if any, maintained by the operator. Such events could result in substantial damage to oil and gas wells, producing facilities and other property and personal injury. The payment of any such liabilities may have a material, adverse effect on the Company's financial position.

Anadarko, the operator of the East Lost Hills Joint Venture and the San Joaquin Joint Venture, maintains for each well a $20 million operator's control of well and pollution coverage and $30 million liability coverage on the ongoing drill programs.

As of the date of this report the Company is not the operator of any of its petroleum and natural gas interests and does not maintain insurance coverage relating thereto.

NO ASSURANCE OF TITLES

It is the practice of the Company in acquiring oil and gas leases or undivided interests in oil and gas leases not to undergo the expense of retaining lawyers to examine the title to the mineral interest to be placed under lease or already placed under lease. Rather, the Company will rely upon the judgment of oil and gas lease brokers or landsmen who perform the field work in examining records in the appropriate governmental office before attempting to place under lease a specific mineral interest. This practice is widely followed in the oil and gas industry. Prior to the drilling of an oil and gas well, however, it is the normal practice in the oil and gas industry for the person or company acting as the operator of the well to obtain a preliminary title review of the spacing unit within which the proposed oil and gas well is to be drilled to ensure there are no obvious deficiencies in title to the well; however, neither the Company nor the person or company acting as operator of the well will obtain counsel to examine title to such spacing unit until the well is about to go into production. It frequently happens, as a result of such examinations, that certain curative work must be done to correct deficiencies in the marketability of the title, and such curative work entails expense. The work might include obtaining affidavits of heirship or causing an estate to be administered. It does happen, from time to time, that the examination made by the title lawyers reveals that the oil and gas lease or leases are worthless, having been purchased in error from a person who is not the owner of the mineral interest desired. In such instances, the amount paid for such oil and gas lease or leases is generally lost. To date the Company has not lost title to any of its oil and gas leases, nor is it aware that any of its currently held properties is subject to being lost as a result of faulty titles.

ENVIRONMENTAL REGULATIONS

In general, the exploration and production activities of the Company are subject to certain federal, state and local laws and regulations relating to environmental quality and pollution control. Such laws and regulations increase the costs of these activities and may prevent or delay the commencement or continuance of a given operation. Compliance with these laws and regulations has not had a material effect on the Company's operations or financial condition to date. Specifically, the Company is subject to legislation regarding emissions into the environment, water discharges, and storage and disposition of hazardous wastes. In addition, legislation has been enacted which requires well and facility sites to be abandoned and reclaimed to the satisfaction of state authorities. However, such laws and regulations are frequently changed and the Company is unable to predict the ultimate cost of compliance. Generally, environmental requirements do not appear to affect the Company any differently or to any greater or lesser extent than other companies in the industry.

The Company believes that its operations comply, in all material respects, with all applicable environmental regulations.

GOVERNMENTAL REGULATIONS

Oil and gas exploration, development and production are subject to various types of regulation by local, state and federal agencies. Legislation affecting the oil and gas industry is under constant review for amendment and expansion. Also, numerous departments and agencies, both federal and state, are authorized by statute to issue and have issued rules and regulations binding on the oil and gas industry and its individual members, some of which carry substantial penalties for failure to comply. The regulatory burden on the oil and gas industry increases the Company's cost of doing business and, consequently, affects its profitability. There is no assurance that laws and regulations enacted in the future will not adversely affect the oil and gas industry. However, since these regulations generally apply to all oil and gas producers, management of the Company believes that these regulations should not put the Company at a material disadvantage to other oil and gas producers.

Most states in which the Company and its subsidiaries own and operate properties have statutes, rules and regulations governing conservation matters including the unitization or pooling of oil and gas properties, establishment of maximum rates of production from oil and gas wells and the spacing of such wells.

Oil and gas mineral rights may be held by individuals or corporations and, in certain circumstances, by governments having jurisdiction over the area in which such mineral rights are located. As a general rule, parties holding such mineral rights grant licenses or leases to third parties to facilitate the exploration and development of these mineral rights. The terms of the leases and licenses are generally established to require timely development. Notwithstanding the ownership of mineral rights, the government of the jurisdiction in which mineral rights are located generally retains authority over the manner of development of those rights.

In addition to royalties paid to freehold owners, each state generally imposes a production or severance tax with respect to production and sale of crude oil, natural gas and natural gas liquids within their respective jurisdictions. For the most part, state production taxes are applied as a percentage of production or sales. Payment of these taxes are in the normal course of operations in the oil and gas industry and should not have a material impact on the Company's financial condition.

NATURAL GAS AND OIL PRICES

In recent decades, there have been periods of both worldwide overproduction and underproduction of hydrocarbons and periods of both increased and relaxed energy conservation efforts. Such conditions have resulted in periods of excess supply of, and reduced demand for, crude oil on a worldwide basis and for natural gas on a domestic basis. These periods have been followed by periods of short supply of, and increased demand for, crude oil and, to a lesser extent, natural gas. The excess or short supply of crude oil has placed pressures on prices and has resulted in dramatic price fluctuations even during relatively short periods of seasonal market demand. The price of natural gas has exhibited market demand fluctuations; however, because most of the natural gas consumed within the United States is produced within the United States, the price of natural gas did not historically exhibit the dramatic price fluctuations that crude oil prices have experienced under conditions of high import levels. Recently, the price of natural gas has fluctuated dramatically due to changes in demand and significant fluctuations of supplies. The Company's financial results can be significantly affected by prices received from production of oil and gas as commodity prices fluctuate widely in response to changing market forces. Specifically, a decrease in the price of oil or gas may reduce the revenue the Company receives from its oil and gas operations and/or may increase the Company's impairment or depletion expenses for a given period. In addition, a decrease in price may cause a decrease in the present value of the Company's estimated oil and gas reserves. Conversely, an increase in the price of oil or gas may increase the revenue received from the Company's oil and gas operations and/or may decrease the Company's impairment or depletion expenses for a given period. An increase in price may cause an increase in the present value of the Company's estimated oil and gas reserves.

Subsequent to May 31, 2001, the price for natural gas decreased significantly. During the three months ended August 31, 2001, the Company recorded an impairment charge of approximately $11.9 million to reflect the impact on the Company's petroleum and natural gas interests of the ceiling test performed effective August 31, 2001. Approximately $9.0 million of the impairment charge was based upon the fall in market prices for natural gas between May 31, 2001 and August 31, 2001.

Derivative instruments are commonly used by oil and gas producers to limit exposure to fluctuations experienced in the price of natural gas and crude oil. In December 1999, the Company renegotiated its loan facility and under the new arrangement, the Company was required to hedge a portion of its existing petroleum production. The hedge contracts were closed in March 2001, on the sale of the Company's Enserch Properties and the retirement of the loan facility, as described in "Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources." As of the date of this report the Company does not have any derivative instruments in place.

COMPETITION

The oil and gas industry is intensely competitive and the Company competes with other companies which have greater resources. Many of such companies not only explore for and produce crude oil and natural gas but also carry on refining operations and market petroleum and other products on a worldwide basis. Such companies may be able to pay more for productive oil and natural gas properties and exploratory prospects, and to define, evaluate, bid for and purchase a greater number of properties and prospects than the Company's financial or human resources permit. The Company's ability to acquire additional properties and to discover reserves in the future will be dependent upon its ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. There is also competition between the oil and gas industry and other industries with respect to the supply of energy and fuel to industrial, commercial and individual customers. There is no assurance that the Company will be able to effectively compete against such companies.

RISKS ASSOCIATED WITH MANAGEMENT OF GROWTH

Because of its small size, the Company desires to grow rapidly in order to achieve certain economies of scale. Although there is no assurance that this rapid growth will occur, to the extent that it does occur, it will place a significant strain on the Company's financial, technical, operational and administrative resources. As the Company expands its activities and increases the number of projects it is evaluating or in which it is participating, there will be additional demands on the Company's financial, technical and administrative resources. The failure to continue to upgrade the Company's technical, administrative, operating and financial control systems or the occurrence of unexpected expansion difficulties, including the recruitment and retention of geoscientists and engineers, could have a material adverse effect on the Company's business, financial condition and results of operations.

DEPENDENCE UPON KEY PERSONNEL

The success of the Company's operations and activities is dependent to a significant extent on the efforts and abilities of its management. The loss of services of any of its management could have a material adverse effect on the Company. The Company has not obtained "key man" insurance for any of its management.

Mr. Busby is the Chief Executive Officer of the Company. The loss of the services of Mr. Busby may adversely affect the business and prospects of the Company. Mr. Busby's services are provided through Boone Petroleum Inc. ("Boone"). See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."

ADEQUATE LABOR

Corporate accounting, management and administration are provided, in part, by Chase Management Ltd. ("Chase"), a company owned by Mr. Nick DeMare, a director of the Company. In addition, as of the date of this report, Hilton U.S. employed a total of two full-time employees. In the event the Company needs to employ additional personnel, it will need to recruit qualified personnel to staff its operations. The Company believes that such personnel currently are available at reasonable salaries and wages in the geographic areas in which the Company and its subsidiaries operate. There can be no assurance, however, that such personnel will be available in the future. In addition, it cannot be predicted whether the labor staffing at any of the Company's projects will be unionized, which may result in potentially higher operating costs.

DIVIDEND RISKS

The Company has not paid any dividends on its common shares and does not intend to pay dividends on its common shares in the immediate future. Any decision to pay dividends on its common shares in the future will be made by the board of directors on the Company on the basis of earnings, financial requirements and other such conditions that may exist at that time.

ADVERSE TAX CONSEQUENCES TO U.S. INVESTORS

The Company has not determined whether it met the definition of a "passive foreign investment company" (a "PFIC") during 2001. There can be no assurance that it will not be treated as a PFIC in 2001 or thereafter.

If 75% or more of the Company's annual gross income has ever consisted of, or ever consists of, "passive" income or if 50% or more of the average value of the Company's assets in any year has ever consisted of, or ever consists of, assets that produce, or are held for the production of, such "passive" income, then the Company would be or would become a PFIC. The Company has not provided assurances that it has not been and does not expect to become a PFIC. Please note that the application of the PFIC provisions of the Code to resource companies is somewhat unclear.

If the Company were to be a PFIC, then a U.S. Holder would be required to pay an interest charge together with tax calculated at maximum tax rates on certain "excess distributions" (defined to include gain on the sale of stock) unless such U.S. Holder made an election either to (1) include in his or her taxable income certain undistributed amounts of the Company's income or (2) mark to market his or her Company common shares at the end of each taxable year as set forth in Section 1296 of the Code.

The PFIC rules are very complex. U.S. shareholders are strongly encouraged to consult with their tax advisors concerning all of the tax consequences of investing in the Company's common shares and the possible benefits of making a tax election given their circumstances. See "Item 10. Additional Information - Taxation."

PRICE FLUCTUATIONS:  SHARE PRICE VOLATILITY

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies, particularly junior resource exploration companies like the Company, have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the Company's common stock on the Canadian Venture Exchange fluctuated from a low of CDN$0.25 to a high of CDN$3.35 during the 12-month period ending November 30, 2001 and closed at CDN$0.51 on November 30, 2001. There can be no assurance that these price fluctuations will not continue to occur.

CURRENCY FLUCTUATIONS

For accounting purposes, the U.S. dollar is used as the Company's functional currency. To date, all equity financing and certain of the debt financing conducted by the Company have been conducted in Canadian dollars. In addition, the Company maintains its corporate office in Vancouver, Canada, and will maintain certain of its cash holdings in Canadian dollars. Recently the Canadian dollar has experienced a devaluation against the United States dollar. Gains and losses resulting from the fluctuation of foreign exchange rates have been included in the determination of income. Continued devaluation of the Canadian dollar may have a material and adverse effect on the Company's ability to conduct financings in the future or fund its ongoing capital obligations.

CONFLICTS OF INTEREST

Certain of the directors also serve as directors of other companies or have significant shareholdings in other companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms relating to the extent of such participation. In the event that such a conflict of interest arises at a meeting of the board of directors, a director who has such a conflict will disclose the nature and extent of his interest to the board of directors and abstain from voting for or against the approval of such a participation or such terms.

In accordance with the laws of the Yukon Territory, the directors of the Company are required to act honestly and in good faith with a view to the best interests of the Company. In determining whether the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

See also "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."

PENNY STOCK REGULATION

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stock". Generally, penny stocks are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system). If the Company's shares are traded for less than $5 per share, as they currently are, the shares will be subject to the SEC's penny stock rules unless (1) the Company's net tangible assets exceed $5,000,000 during the Company's first three years of continuous operations or $2,000,000 after the Company's first three years of continuous operations; or (2) the Company has had average revenue of at least $6,000,000 for the last three years. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prescribed by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker- dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. Should a trading market for the Company's stock commence in the United States, the Company's Common Stock could become subject to the penny stock rules, the holders of the Common Stock may find it difficult to sell the Common Stock of the Company. These rules may restrict the ability of brokers to sell the common stock and may reduce the secondary market for the common stock. A limited secondary market may result in a decrease in the shareholder value and/or a partial or total loss of an investor's investment.

ENFORCEMENT OF LEGAL PROCESS

Service of process upon individuals or firms that are not resident in the United States may be difficult to obtain within the United States. Some of the members of the Board of Directors and senior management of the Company reside outside the United States. Any judgment obtained in the United States against the Company or such persons may not be collectible within the United States. The Company has not appointed anyone to accept service of process on its behalf.


ITEM 4.   INFORMATION ON THE COMPANY.
--------------------------------------------------------------------------------

HISTORY AND DEVELOPMENT OF THE COMPANY

NAME AND INCORPORATION

The Company was incorporated under the Company Act (British Columbia) on September 7, 1989, as "No. 207 Sail View Ventures Ltd.", and remained inactive until 1994 when the Company changed its name to its current name, "Hilton Petroleum Ltd." In conjunction with the Amalgamation with Stanford on April 1, 1999, the Company changed its domicile through continuation from British Columbia to the Yukon Territory under the Business Corporations Act (Yukon). See "Item 3. Key Information - Selected Financial Data."

The Company's common shares were listed on the Vancouver Stock Exchange (the "VSE") through November 28, 1999. Effective November 29, 1999, the VSE and the Alberta Stock Exchange (the "ASE") merged and began operations as the Canadian Venture Exchange (the "CDNX"). The CDNX classifies listed companies into two different tiers based on standards, which include historical financial performance, stage of development and financial resources. The Company trades on the CDNX under the symbol "HTP" and is classified as a Tier I company. Tier I is the CDNX's premier tier and is reserved for the CDNX's most advanced issuers with the most significant financial resources. Tier I issuers benefit from decreased filing requirements and improved service standards. The majority of the companies listed on the CDNX are Tier II companies.

Effective February 7, 2001, the Company's common stock was approved for trading on the Over-the-Counter Bulletin Board operated by the National Association of Securities Dealers under the symbol "HTPTF".

The Company's corporate office is located at Suite 1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7. The Company's principal business office is located at Suite 205-A, 5000 California Avenue, Bakersfield, CA 93309.

The Company's registered office is located at 3081 - 3rd Avenue, Whitehorse, Yukon, Canada. The phone number of the Company's registered office is (867) 668-4405 and the corporate office is (604) 685-9316.

The Company does not have a registered agent in the United States.

EXPLORATION EXPENDITURES

During fiscal 1999, 2000 and 2001, the Company incurred $6.5 million, $11.7 million and $8.3 million, respectively, on the acquisition, exploration and development of its petroleum interests. During the period from June 1, 2001 to October 31, 2001, the Company had incurred approximately $3.0 million in acquisition costs, and exploration and development expenditures. During the past three fiscal years, the Company has devoted its resources in developing its petroleum and natural gas prospects in California, as described in "Item 4. Information on the Company - Material Properties". In order to provide funding for the development of its California properties and retire certain of its debt, the Company sold the majority of its properties located outside of California. See "Item 5. Operating and Financial Review and Prospects - Liquidity and
Capital Resources." The Company is continuing its participation in the exploration and development of its California properties.

BUSINESS OVERVIEW

The Company, through Hilton U.S. and STB Energy, is engaged in the business of acquiring leasehold interests in petroleum and natural gas rights, and the exploration for and development, production and sale of petroleum and natural gas in the continental United States, primarily in the San Joaquin Basin, California.

In November 1994, the Company acquired a property portfolio assembled by Hilton U.S., consisting of interests in significant acreage positions in several different areas located in Adams County, Colorado. As of the date of this report, the Company had abandoned or sold all of these properties.

As a result of the Arrangement between the Company and Stanford, the Company holds interests in various properties located in the United States. Prior to the Amalgamation, Stanford was involved in the drilling and completion of natural gas wells, principally in Alberta. In July, 1997, Stanford sold all of its oil and gas interests in Alberta. In order to replace these oil and gas production assets, in November, 1997, STB Energy entered into an agreement with Enserch Exploration, Inc. ("Enserch") whereby STB Energy purchased an initial 90% interest in a significant producing asset base located in Texas, Oklahoma, Louisiana and New Mexico (the "Enserch Properties") for the sum of $16,290,000. Effective September 1, 1998, STB Energy acquired the remaining 10% interest in the Enserch Properties for the sum of $2 million. On March 8, 2001, the Company sold the Enserch Properties and other minor petroleum and natural gas interests to Exco Resources Inc. ("Exco"), an arm's length party. See "Item 5. Operating Results and Financial Review and Prospects - Liquidity and Capital Resources".

                    [HILTON PROSPECT AND WELL LOCATIONS MAP]

2001 - 2002 EXPLORATION BUDGET

As of the date of this report the Company has active exploration and development projects ongoing in California. The Company anticipates that it could incur up to $3.76 million in exploration and development expenditures from November 1, 2001 to December 31, 2002 determined as follows:

     1. East Lost Hills - the partners have agreed to side-track the ELH #4 well, at a cost of $6 million and complete drilling of the ELH #9 well, projected at $6 million. The Company anticipates its share of drilling and completion costs to be approximately $1.46 million. The partners have also determined to drill a water disposal well, at a cost of $3.10 million, to facilitate increased production from the ELH #1 well. The Company's share of this cost is $376,000. No additional budgets have been proposed by the operator. Depending on the results from the current program, the Company anticipates that the operator may propose to drill additional wells in 2002. No amounts have been budgeted for any additional drilling. The Company's share of exploration and development costs at East Lost Hills for the remainder of 2001 and for 2002, is estimated to be $1.83 million.

     2. San Joaquin - drilling commenced on the Pyramid Hills Prospect in mid-November 2001 at a cost of $14 million. The Company's share is $1.70 million.

     3. Regional California - the Company anticipates that it will participate in the drilling of a replacement well on the Basil Prospect. A definitive date and budget has not yet been proposed by the operator. However, management of the Company expects that the replacement well will be drilled between July 2002 and September 15, 2002 at a cost of $700,000, with the Company's share at $227,000.

The $3.76 million budget assumes that all wells currently in progress and planned will in fact all be drilled and completed. These projections and work schedules are contingent on many factors, many of which are beyond the Company's control. Work schedules can and will change based on results in the field. Actual costs may vary significantly from current estimates. The estimates provided are management's estimates of expenditures to be incurred.

SALES AND REVENUE DISTRIBUTION

The Company sells its share of petroleum, natural gas and natural gas liquids produced from its wells to a variety of purchasers at the wellhead in the United States. All of its sales are conducted with unaffiliated customers. These purchasers provide a ready market for all of the Company's production and pay the local market price, which can fluctuate based upon prevailing market conditions. Due to the number of purchasers in each area, management does not believe that the loss of one or a number of purchasers would pose a significant risk to the continuity of the Company's operations. The Company does not maintain significant inventories of petroleum or natural gas liquids. There are currently no plans by management to engage in any further oil and gas activities in Canada.

Total revenues reported for fiscal 1999, 2000 and 2001, were as follows:


                                                                     ($ IN 000)
                                                    --------------------------------------------
                                                                YEARS ENDED MAY 31,
                                                    --------------------------------------------
                                                       2001            2000             1999


Petroleum and Natural Gas Sales
     - United States                                $     5,229     $     4,574       $    3,744
     - Canada                                                 -               -               29
                                                    -----------     -----------      -----------
                                                          5,229           4,574            3,773
                                                    -----------     -----------      -----------
Interest and Other Income
     - United States                                         60             256               22
     - Canada                                                41              23               74
                                                    -----------     -----------      -----------
                                                            101             279               96
                                                    -----------     -----------      -----------
Total Revenue                                       $     5,330      $    4,853       $    3,869
                                                    ===========     ===========      ===========


GOVERNMENT REGULATION

Competitive Business Conditions, Competitive Position in the Industry and Methods of Competition

The Company's petroleum and natural gas exploration activities in the state of California are being undertaken in a highly competitive and speculative business atmosphere. In seeking any other suitable petroleum and natural gas properties for acquisition, the Company is competing with a number of other companies located in the state of California and elsewhere, including large oil and gas companies and other independent operators with greater financial resources. Management does not believe that the Company's initial competitive position in the petroleum and natural gas industry will be significant.

Management does not foresee any difficulties in procuring drilling rigs or the manpower to run them in the area of its operations; however, several factors, including increased competition in the area, may limit the availability of drilling rigs, rig operators and related personnel and/or equipment; such an event may have a significant adverse impact on the profitability of the Company's operations.

Competition in the petroleum and natural gas exploration industry exists in the form of competition to acquire the most promising acreage blocks and obtaining the most  favorable  prices for  transporting  the  product.  The  Company,  and ventures in which it participates, is relatively small compared to other petroleum and natural gas exploration companies and may have difficulty acquiring additional acreage and/or projects and arranging for the transportation of product, in the event the Company, or ventures in which it participates, is successful in its exploration efforts.

GOVERNMENTAL REGULATIONS AND ENVIRONMENTAL LAWS

The Company and any venture in which it participates, is required to obtain permits for drilling oil or gas wells.

Exploration and production activities relating to oil and gas leases are subject to numerous environmental laws, rules and regulations. The Federal Clean Water Act requires the Company to construct a fresh water containment barrier between the surface of each drilling site and the underlying water table.

Various federal, state and local laws and regulations covering the discharge of materials into the environment, or otherwise relating to the protection of the environment, may affect the Company's operations and costs through their effect on oil and gas exploration, development and production operations. Environmental laws and regulations have changed substantially and rapidly over the last 20 years, and the Company anticipates that there will be continuing changes. Laws and regulations protecting the environment have generally become mo e stringent in recent years, and may in certain circumstances impose "strict liability," rendering a corporation liable for environmental damages without regard to negligence or fault on the part of such corporation. Such laws and regulations may expose the Company to liability for the conduct of operations or conditions caused by others, or for acts of the Company which were in compliance with all applicable laws at the time such acts were performed. Increasingly strict environmental restrictions and limitations have resulted in increased operating costs for the Company and other businesses throughout the United States, and it is possible that the costs of compliance with environmental laws and regulations will continue to increase. The modification of existing laws or regulations or the adoption of new laws or regulations relating to environmental matters could have a material adverse effect on the Company's operations. In addition, the Company's existing and proposed operations could result in liability for fires, blowouts, oil spills, discharge of hazardous materials into surface and subsurface aquifers and other environmental damage, any one of which could result in personal injury, loss of life, property damage or destruction or suspension of operations.

The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), also known as the "Superfund" law, requires payments for cleanup of certain abandoned waste disposal sites, even though such waste disposal activities were undertaken in compliance with regulations applicable at the time of disposal. Under the Superfund legislation, one party may, under certain circumstances, be required to bear more than its proportional share of cleanup costs at a site where it has responsibility pursuant to the legislation, if payments cannot be obtained from other responsible parties. Other legislation mandates cleanup of certain wastes at facilities that are currently being operated. States also have regulatory programs that can mandate waste cleanup. CERCLA authorizes the Environmental Protection Agency ("EPA") and, in some cases, third parties to take actions in response to threats to the public health or the environment and to seek to recover from the responsible classes of persons the costs they incur. The scope of financial liability under these laws involves inherent uncertainties.

It is not anticipated that the Company will be required in the near future to expend amounts that are material in relation to its total capital expenditures program by reason of environmental laws and regulations, but inasmuch as such laws and regulations are frequently changed, the Company is unable to predict the ultimate cost of compliance.

The Company believes it is presently in compliance with all applicable federal, state or local environmental laws, rules or regulations; however, continued compliance (or failure to comply) and future legislation may have an adverse impact on the Company's present and contemplated business operations.

The foregoing is only a brief summary of some of the existing environmental laws, rules and regulations to which the Company's business operations are subject, and there are many others, the effects of which could have an adverse impact on the Company. Future legislation in this area will no doubt be enacted and revisions will be made in current laws. No assurance can be given as to what effect these present and future laws, rules and regulations will have on the Company's current and future operations.

PRINCIPAL OIL AND GAS PROPERTIES

MATERIAL PROPERTIES

EAST LOST HILLS JOINT VENTURE AND SAN JOAQUIN JOINT VENTURE, CALIFORNIA

In January 1998, STB Energy agreed to acquire a 26.25% capital interest (19.6875% working interest, 15.75% net revenue interest) in various oil and gas leases (the "East Lost Hills Joint Venture") located in Kern County, California for a cash purchase price of $852,855. The agreement required that STB Energy pay 26.25% of the cost on the first well ("capital interest"), even though STB Energy was earning a 19.6875% interest on production from the well ("working interest"). On March 26, 1998, STB Energy agreed to reduce its interest in the East Lost Hills Joint Venture, to a 19.6875% capital interest (14.765625% working interest, 11.8125% net revenue interest) and a proportionate decrease in its purchase price to $639,709. During April, 1998, STB Energy agreed to assign one-third of its remaining interest in the East Lost Hills Joint Venture to each of Hilton U.S. and KOB Energy Inc. ("KOB Energy"). On May 29, 1998, STB Energy completed formal agreements with Hilton U.S. and KOB Energy and completed the assignments, whereby STB Energy, Hilton U.S. and KOB Energy each then held a 6.5625% capital interest (4.921875% working interest, 3.9375% net revenue interest) in the East Lost Hills Joint Venture. The assignment of the interests to Hilton U.S. and KOB Energy were conducted on the same terms as STB Energy's acquisition of the interest. At the time of the transaction, the Company had not completed its Arrangement with Stanford, the parent of STB Energy. KOB Energy is a wholly-owned subsidiary of Kookaburra Resources Ltd. ("Kookaburra"), a public company trading on the Toronto Stock Exchange. Nick DeMare, a director of the Company, is also a director of Kookaburra. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."

On October 27, 1998, STB Energy and Hilton U.S. each agreed to increase their respective interests in the East Lost Hills Joint Venture to a 7% capital interest (5.25% working interest, 4.2% net revenue interest).

In February 1999, Berkley Petroleum Corp. ("Berkley") agreed to purchase, from Armstrong Resources LLC ("Armstrong") additional interests in various oil and gas prospects (the "San Joaquin Joint Venture") in the San Joaquin Basin. Neither Berkley nor Armstrong are affiliates of the Company, and to the best of the Company's knowledge Berkley and Armstrong are not affiliated with each other. In order to reduce its financial commitments, Berkley allowed other companies to participate with it in the acquisition. On February 25, 1999, Hilton U.S. agreed to acquire, for a purchase price of $3,850,000, an 11% capital interest, of which 4% was reserved for Trimark Resources, Inc. ("Trimark Inc."). On February 26, 1999, the Company entered into an agreement to sell the 4% capital interest (3% working interest) to Trimark Inc. for $1,450,000. Trimark Inc. is a wholly-owned subsidiary of Trimark Oil & Gas Ltd. ("Trimark"), a Canadian public company which has certain directors and officers in common with the Company. See "Item 7. Major Shareholders and Related Party Transactions
- Related Party Transactions." The original agreement with Berkley and Armstrong requires that the Company pay 7% of the costs of the first three wells ("capital interest") and 5.25% of the costs on all subsequent wells. The Company's share of net revenues, if any, will be approximately 4.375% ("net revenue interest") in the San Joaquin Joint Venture. The Company's agreement with Trimark Inc. was on identical terms as its agreement with Berkley other than a promote fee of $50,000. The Company is obligated to fund its pro-rata share of the exploration costs. Anadarko is the operator of the San Joaquin Joint Venture.

As a condition of Berkley's acquisition of the San Joaquin Joint Venture properties, Berkley acquired, on a reversionary basis, Armstrong's 17.5% interest in the East Lost Hills Joint Venture. After a specified level of oil and gas revenue is generated the 17.5% interest will be returned to Armstrong. As part of the Company's acquisition of the 11% interest in the San Joaquin Joint Venture, the Company acquired an initial 1.925% (11% of 17.5%) reversionary working interest in the East Lost Hills Joint Venture. As noted above, 4% of the interest in the San Joaquin Joint Venture was acquired by Trimark. Accordingly, 0.7% (4% of 17.5%) of the 1.925% reversionary interest in the East Lost Hills Joint Venture was also acquired by Trimark.

On March 8, 1999, the Company entered into an agreement to sell to Trimark Inc. a 1% working interest in the East Lost Hills Joint Venture for the sum of $2,000,000 and Trimark Inc. sold its 0.7% reversionary interest in the East Lost Hills Joint Venture to the Company for the sum of $700,000. The $700,000 payable on the purchase was netted against the $2,000,000 receivable from Trimark Inc. Of the remaining $1,300,000 receivable, $600,000 was received in cash and $700,000 was paid by the issuance of 1,160,000 of Trimark's common shares at a deemed price of CDN$0.90 per share. The Company is also obligated to pay its proportionate share of all on-going exploration activities.

On June 15, 1999, Hilton U.S. entered into an agreement with Berkley and acquired a further net 4% capital interest (2.25% working interest) in the San Joaquin Joint Venture for $1,400,000. In order to finance this acquisition, the Company established a Colorado limited liability company, Hilton Petroleum
Greater San Joaquin Basin LLC ("Hilton LLC"). Hilton LLC had in turn raised funds from arm's-length investors. Hilton LLC sold 20 membership units, at a price of $97,500 per unit, for an aggregate of $1,950,000 pursuant to Rule 506 of Regulation D promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended. Hilton LLC used the proceeds from the sale of its membership units to purchase from the Company a 2.25% working interest in the San Joaquin Joint Venture for $1,550,000. Hilton LLC was required to pay 4% of the costs to drill the initial wells on each of the initial three prospects in the San Joaquin Joint Venture, as discussed below. The Company was the manager and operator of Hilton LLC. Hilton LLC members were required to fund their pro-rata share of all the capital requirements of Hilton LLC. In the event that a member failed to pay its additional cash call capital contributions within a specified time period that defaulting member's interest in Hilton LLC would revert to the Company. If the default occurred within 24 months of the initial capital contribution, the member would, no sooner than 12 months if the default occurred before 12 months, receive common shares of the Company, at the then prevailing prices, for his investment cost. If such failure occurred after 24 months then the Company would fund the capital contribution of the defaulting member and retain that member's share of cash flow until 300% of the defaulted cash call was repaid to the Company. During the Company's fiscal year ended May 31, 2001, Hilton LLC members did not pay cash calls of $1,966,740 and an event of default occurred within the first 12 months. The Company issued 1,558,730 common shares for the investment cost of the LLC units and, as a result, the Hilton LLC members' interests were acquired by the Company.

As part of the acquisition of the 4% capital interest which was subsequently sold to Hilton LLC, the Company also acquired, as part of the $1,400,000 purchase price, an additional 0.7% (4% of 17.5%) reversionary interest in the East Lost Hills Joint Venture, which was valued at approximately $700,000 of the $1,400,000 purchase price. The 0.7% reversionary interest was not sold to Hilton LLC with the 4% capital interest.

As of November 30, 2001, the Company's working interests in the East Lost Hills and Greater San Joaquin Joint Ventures can be summarized as follows:


                                                                          HELD BY           HELD BY
                                                          TOTAL          STB ENERGY       HILTON U.S.


East Lost Hills Joint Venture
    Non Reversionary                                      9.500%            5.250%           4.250%
    Reversionary                                          2.625%                -            2.625%
                                                        --------          -------          -------
                                                         12.125%            5.250%           6.875%
                                                        ========          =======          =======
San Joaquin Joint Venture                                 8.250%                -            8.250%
                                                        ========          =======          =======


The Company's share of net revenues is approximately 9.1% in the East Lost Hills
Joint  Venture.   The  Company's  share  of  net  revenues,   if  any,  will  be
approximately 6.1875% in the San Joaquin Joint Venture.

As of October 31, 2001, the Company had spent approximately $1.4 million in leasehold acquisition costs and $16.1 million in exploration and development expenditures on the East Lost Hills Joint Venture. In addition, the Company had spent approximately $2.0 million in leasehold acquisition costs and $1.8 million in exploration and development expenditures on the San Joaquin Joint Venture. See "Item 4. Information on the Company - Principal Properties - Petroleum and Natural Gas Properties - Material Properties - East Lost Hills Joint Venture and San Joaquin Joint Venture, California."

Based on the current approved work schedule and the progress of the current drilling program, management has budgeted $1.83 million for exploration and development on the East Lost Hills Joint Venture and $1.70 million on the San Joaquin Joint Venture for the remainder of 2001 and for 2002.

OTHER PROPERTIES

REGIONAL CALIFORNIA

The Company participated in a regional exploration program in the San Joaquin Basin of California and to date a number of prospects have been drill tested. The prospects have much shallower target horizons and the costs to drill are substantially less than the East Lost Hills prospects. The Company had approximately a 32% capital interest before payout (24% working interest after payout) in the prospects tested.

MISSISSIPPI PROSPECTS

The Company holds an undivided 25% working interest (19% - 19.5425% net revenue interests) in four oil and gas prospects known as the Smithtown, Hershey, Marble Creek and Piave Prospects under approximately 10,454 gross acres (2,614 net acres) located in Greene County, Mississippi.

The Mississippi Prospects are located in the interior Salt Basin which is part of the northeastern rim of the Gulf of Mexico. The Company has agreed to farmout its interest if the operator is able to commence drilling on the Mississippi Prospects by February 12, 2002. Under the terms of the proposed farmout the Company has agreed to farmout all of its working interest in return for a 0.25% overriding royalty interest convertible to a 3.75% working interest after payout of the initial test well. As of the date of this annual report, drilling on the Mississippi Prospects had not commenced.

OTHER ASSETS

As of November 30, 2001, the Company held 1,640,000 common shares of Trimark, representing approximately 8.9% of the issued and outstanding shares of Trimark. The quoted market value of the Trimark shares at November 30, 2001 was approximately $160,000.

EMPLOYEES

The Company's management functions are provided by private companies owned by officers and directors of the Company. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions." The Bakersfield office employs two full-time employees. In addition, the Company employs a number of consultants to perform specific functions, on an as needed basis.

ORGANIZATIONAL STRUCTURE

The following chart sets forth the names of the Company and the significant subsidiaries, their respective jurisdictions of incorporation and the Company's ownership interests therein as of the date of this report. Unless otherwise indicated herein, the term "Company" means collectively the Company and its subsidiaries.

                               ORGANIZATION CHART

                        ---------------------------------
                        |      Hilton Petroleum Ltd.    |
                        |       (Yukon Territory)       |
                        ---------------------------------
                                       |
                                       |
           ----------------------------|-------------------------
           |                           |                        |
           |                           |                        |
-------------------------     --------------------   --------------------------
| Hilton Petroleum Inc. |     |  HTP Energy Inc. |   | Stanford Oil & Gas Ltd.|
|      (Nevada)         |     |   (California)   |   |   (Yukon Territory)    |
|        100%           |     |       100%       |   |         100%           |
-------------------------     --------------------   --------------------------
                                                                |
                                                                |
                                                        --------------------
                                                        |  STB Energy, Inc.|
                                                        |     (Texas)      |
                                                        |       100%       |
                                                        --------------------

SUBSIDIARIES

HILTON PETROLEUM, INC.

The Company owns all of the outstanding shares of Hilton Petroleum, Inc. ("Hilton U.S."), a Nevada corporation, which was formed on June 15, 1993. Hilton U.S. currently holds the East Lost Hills and San Joaquin Joint Venture properties located in California.

HTP ENERGY INC.

The Company owns all of the outstanding shares of HTP Energy Inc. ("HTP Energy"), a California corporation, which was incorporated on October 10, 2001. As of the date of this report, HTP Energy holds all of the Company's petroleum properties other than the East Lost Hills and San Joaquin joint venture properties.

STANFORD OIL & Gas Ltd.

As a result of an arrangement (the "Arrangement") between the Company and Stanford Oil & Gas Ltd. ("Stanford"), a Yukon Territory company, the Company acquired all of the issued and outstanding shares of Stanford on April 1, 1999. Under the terms of the Arrangement the Company issued 8,462,140 shares of its common stock for 16,078,569 issued shares of Stanford on the basis of 0.5263 common shares of the Company for every one issued share of Stanford.

The Company's Canadian exploration and development activities are conducted by Stanford. Stanford currently does not have any significant oil and gas interests in Canada. Stanford's sole significant asset is currently its shareholdings in STB Energy.

STB ENERGY INC.

STB Energy Inc. ("STB Energy"), a Texas corporation incorporated on August 29, 1995, is a wholly-owned subsidiary of Stanford. STB Energy has interests in oil and gas properties located primarily in California.

PRINCIPAL PROPERTIES

PETROLEUM AND NATURAL GAS PROPERTIES

The Company's principal business is the acquisition of leasehold interests in petroleum and natural gas rights, and the exploration for and development, production and sale of petroleum and natural gas. All of the Company's properties are located in the continental United States.

The Company owns interests in petroleum and natural gas properties in the United States, identified as follows:

MATERIAL PROPERTIES

EAST LOST HILLS JOINT VENTURE AND SAN JOAQUIN JOINT VENTURE, CALIFORNIA

LOCATION

The East Lost Hills Joint Venture and the San Joaquin Joint Venture are both situated in the San Joaquin Basin, approximately 45 miles northwest of Bakersfield, California.

PROPERTY DESCRIPTION

The San Joaquin Basin has proved to be one of the most productive hydrocarbon producing basins in the continental United States. To date, the approximately 14,000 square mile basin has produced in excess of 13 mmboe, and contains 25 fields classified as giant, with cumulative production of more than 100 mmboe. The San Joaquin Basin contains six of the 25 largest oil fields in the U.S.A. and produces more than 75% of California's oil and gas production.

The Lost Hills Field is an anticlinal structure formed by what appears to be a combination of compressional forces from the west, as well as right-lateral motion associated with movement of the San Andreas fault system. The Monterey and Temblor formations are broken by a high angle thrust fault on the west side of the structure. The East Lost Hills Joint Venture lies in the footwall side of this thrust fault, directly east of and structurally below the existing Lost Hills field. To date, the Lost Hills Field has produced over 115 mbo and 120 bcf of gas from Pleistocene, Pliocene and Miocene-age sands buried at depths of between 2,000 to 6,000 feet.

The geological objectives at the East Lost Hills Joint Venture are stacked sands (layers of sand stacked one over the other) within the Temblor Group which are buried between 16,500 to 19,000 feet. The uppermost sand encountered by drilling in the Temblor Group is called the Temblor Sand. Other sands which lie below this interval have various local names, and vary in thickness and lateral distribution from well to well. The Temblor sands lie beneath the Miocene-age Monterey shale, which is a proven source rock, as well as an excellent vertical reservoir seal. Two dimensional ("2-D") seismic data reveals the presence of a fault-bounded structural high at Temblor level situated southeast of a well drilled by Shell and Arco (Shell-Arco #1-23-22, T25S, R20, section 22). An interpretation made by Armstrong suggests that this well did not penetrate the Temblor sands, but reached total depth while still drilling in steeply dipping Monterey shales in the hanging wall of the Lost Hills thrust block.

EXPLORATION

EAST LOST HILLS JOINT VENTURE WORK PROGRAM

The East Lost Hills Joint Venture holds an interest in a significant number of leases totalling in excess of 32,000 acres. In order to maintain these leases the East Lost Hills Joint Venture has committed to drill certain lands.

The initial test well, the Bellevue #1-17, commenced drilling in May 1998, and was designed to test prospective Miocene sandstone reservoirs in the Temblor formation at depths to an anticipated 18,500 feet. On November 23, 1998, while drilling at 17,640 feet, the well blew out and ignited. An expert well control team was engaged to contain the fire.

A relief well, the Bellevue #1R-ST-3, was commenced on December 18, 1998, in order to "kill" the flow of water and hydrocarbons flowing out of the Bellevue #1-17 well. On May 29, 1999, the kill operation was successfully completed. After the successful kill operation, the Bellevue #1R-ST-3 relief well continued with drilling towards a bottom hole location approximately 800 feet away from the bottom hole location of the Bellevue #1-17 well. On August 24, 1999, the operator announced that the well would be completed, having reached a total depth of 17,428 feet, approximately 180 feet into the Temblor formation. Between October 1, 1999, and October 22, 1999, the Bellevue #1R-ST-3 well was prepared for a completion test. On October 23, 1999, the completion test was implemented by perforating the casing and establishing communication with the pay zones so that gas could flow from the pay zones into the casing. Initial results were positive and the well flowed gas, albeit at restricted rates. The gas flowed, but only for a short period of time as the flow was cut off when the perforations were plugged off. In an attempt to re-establish communication, larger perforations were made but this too was unsuccessful and the well bore was plugged with formation sand, shale, and perforating debris. The well bore was cleaned up and in December 1999 was production tested and flowed gas at rates ranging between 1.3 and 5.0 mmcfpd. Condensate and water was obtained during the test. Pressure build-up analysis indicated that only the uppermost sand unit encountered in the Bellevue #1R-ST-3 well was contributing to the flow. The operator had considered either a re-drill or re-entry of this well bore. Management believes minimal maintenance costs will be incurred until the decision to re-drill or re-enter the well bore is made.

On August 26, 1999, drilling began on the ELH #1 well, approximately two miles northwest of the #1R-ST-3 well. On April 12, 2000, this well had drilled to a total depth of 19,724 feet. Production testing began on May 28, 2000 and, based on the results of the production testing and other analysis, a natural gas discovery was determined at the East Lost Hills field. After completion of production facilities and a connection pipeline, this well commenced first production on February 6, 2001. The ELH #1 well is currently producing from a zone in the lower portion of the Temblor formation. Production from the ELH #1 well has been constrained during the quarter due to downstream factors, including processing, marketing, water disposal and periodic power outages due to California's ongoing energy shortage. The Company expects this periodic production curtailment to continue until a disposal well is drilled. The operator is currently permitting the drilling of a disposal well and anticipates drilling of the well in the beginning of 2002.

The ELH #2 well, located approximately 1.5 miles northwest of the ELH #1 well, was drilled and cased to a total depth of 18,011 feet. Initial production testing, in early March, of the upper Temblor interval in the well resulted in limited wellbore influx of hydrocarbons (approximate flow rate of 3mmcf/d), higher than expected fluid content, and poorer than expected pressure response. Many of the initial production test results on the well have been influenced by mechanical difficulties associated with drill pipe that was inadvertently cemented across the testing interval. The ELH #2 well is currently shut-in awaiting pipeline connection. No definitive date for completion of this work program has been provided by the operator.

The ELH #3R west flank exploration well was drilled to a total measured depth of 21,769 feet to test the Temblor interval in a separate, seismically defined structure from the productive East Lost Hills structure. Due to steep dips encountered in the lower portion of the well, it was determined that the underlying secondary objective, the Point of Rocks formation, could not be reached in the existing wellbore. The well was plugged back to 19,370 feet measured depth for testing of the lower Temblor. Multiple zones in the lower Temblor section were perforated and tested in the well. Communication was established with the formation during testing and no hydrocarbons were recovered. The well has been suspended pending analysis of new seismic data and additional offset well information.

The ELH #4 well commenced drilling on November 26, 2000 and reached total depth of 20,800 feet on August 7, 2001. The objective in drilling the ELH #4 well was to achieve production rates substantially higher than those in the ELH #1 well. The ELH #4 well was drilled to a depth of 20,800 feet. The wire-line logs indicate the reservoir quality of the sand packages in ELH #4 to be very similar to those in ELH #1. In the ELH #1 well, there was an area of lost circulation that did not occur on ELH #4. It should be noted that when drilling the ELH #1 substantially higher mud weights were used and this could account for some or all of the problems of lost circulation at ELH #1. In drilling the ELH #4 the well was cored in two different intervals with both 4" and 3" diameter core.
Substantial time and money was spent on obtaining these core samples and detailed analysis of these samples has only recently been completed. In addition work is also ongoing in analyzing the results of the 3-D seismic shoot, which covers the entire East Lost Hills area. A decision was made to temporarily suspend the well in order to consider the results of core samples and seismic data. State and Federal regulations require that when a well is temporarily suspended all potential production zones must be sealed with cement plugs set above the zones. During the plugging operations on August 26, 2001, the ELH #4 well started to flow and it became necessary to flare off the gas and handle the produced condensate during the well control operations.

The side-track of the ELH #4 well to position it over the top of the structure has commenced. This work program is expected to take approximately 100 days and should be completed by the end of the first quarter of 2002. The cores from the ELH #4 well provided important data on the fracturing of the reservoir.

The ELH #9 well commenced drilling in early August 2001, at a location approximately 2 miles southeast of the ELH #4 well. This well is projected to drill to approximately 21,000 feet and is designed to test the continuation of the East Lost Hills structure in the south easterly direction. The ELH #9 well was at 17,387 feet on November 30, 2001 and is expected to reach total depth by the end of the first quarter 2002.

During the first half of calendar 2001, the participants at East Lost Hills participated in the acquisition of approximately 165 square miles of 3D seismic data over the East Lost Hills structure and surrounding acreage. The data acquisition has been completed and the seismic data is currently being processed. Upon final interpretation of the data, the participants expect to be able to more accurately map the East Lost Hills structure and will use the data for selection of potential delineation and development well locations.

SAN JOAQUIN JOINT VENTURE WORK PROGRAM

With respect to the San Joaquin Joint Venture, the operator commenced drilling the initial exploratory well on the first of the three initial prospects, Cal Canal, in June 1999. The Cal Canal well penetrated 1,230 feet of the Temblor formation with 775 feet of net sand and was drilled to a total depth of 18,100 feet. The well completion commenced on January 20, 2000. Non-commercial hydrocarbon flow rates were obtained from the initial perforated 10 foot zone. Several additional zones remain to be tested. The partners in the San Joaquin Joint Venture have decided to defer further completion or deepening of the existing well bore until information regarding reservoir quality and performance is obtained from on-going drilling efforts in the San Joaquin Basin. The San Joaquin Joint Venture has until February 28, 2002, unless extended, to further deepen the Cal Canal well, or the leases will terminate.

The participants in this joint venture, on the recommendations of the operator, have determined that the Lucky Dog Prospect will not be drilled and accordingly, the joint venture has relinquished its interest in this prospect.

Drilling of the Pyramid Hills Prospect (formerly Pyramid Power) commenced mid-November 2001 and is expected to reach total depth by the end of June 2002. The Pyramid Hills 1-9 was at 2,452 feet at November 30, 2001.

OTHER PROPERTIES

REGIONAL CALIFORNIA

The Company participated in a regional exploration program in the San Joaquin Basin of California and to date a number of prospects have been drill tested. The prospects have much shallower target horizons and the costs to drill are substantially less than the East Lost Hills prospects. The Company had approximately a 32% capital interest before payout (24% working interest after payout) in the prospects tested.

During fiscal 2001 and to date, exploratory test wells have been drilled on the Mica, Sequoia, Parsley, Merlot and Basil Prospects. No hydrocarbon bearing sands were encountered on test wells on the Sequoia, Parsley and Merlot Prospects. These wells were plugged and abandoned. The Company does not intend to pursue any further exploration of these prospects and the operator has quitclaimed the leases and relinquished them to the vendor. California Exploration Ltd., the operator of the Regional California Prospects, have proposed to drill additional wells at the Mica and Basil Prospects.

The Mica Prospect is located on the west side of the southern San Joaquin Basin. This project is believed to be a stratigraphic trap based on seismic and well control. An initial test well, the Mica 1-17, commenced drilling in late March 2001. On April 24, 2001, the Mica 1-17 was logged at a drill depth of 7,881 feet. It was determined that the well was outside the channel limits and was suspended for possible future sidetracking. The operator has proposed a new location to drill the Mica 2-17 well and the Company has determined to farm-out its interest in this prospect.

The Basil Prospect is located in the southern portion of the Sacramento Basin. This prospect is believed to be a structural fault trap documented with seismic and well data. This well must be drilled directional under a body of water from a land based position. The targets are believed to be at 4,500 feet but the well must be drilled 6,000 feet laterally to the target. The initial test well on the Basil Prospect commenced drilling on July 25, 2001 and was completed on August 28, 2001 at a depth of 7,829 feet. The Basil Prospect is adjacent to the Suisun producing field and separated by a fault. The Suisun #25 well was directionally drilled to a measured depth of 7,829 feet to test the Suisun and Domengine Sands for natural gas. At 5,550 feet the well encountered the trapping fault with a 440 unit gas spike supporting the sealing ability of the fault. The Suisun Sands were encountered at 6,545 feet - 132 feet high to prognosis. The first sands coming in high supports throw on the fault to be greater than expected. Once the sands were encountered the background gas increased by nearly 200 units (1 unit = 50 ppm Methane). Throughout the Suisun Sands the background gas remained between 100 and 200 units with several connection gas readings in excess of 300 units. The Domengine Sands were encountered at a measured depth of 7,120 feet - 162 feet high to prognosis. In the lower Domengine Sands, background gas readings remained in excess of 500 units. When pulling out of the hole the drill pipe became stuck at approximately 2,300 feet and after three days of recovery efforts the pipe, below 3,216 feet remained stuck. It was therefore determined to temporarily suspend the well.

All indications on the mud log imply a discovery and it is intended to sidetrack this well from the same surface location using the existing casing down to 2,186 feet. The side-track will parallel the original hole to the same total depth of 7,829 feet. Due to environmental regulations the side-track cannot commence until a new permit has been obtained. A definitive drill date has not been determined but the operator expects that it will be between July 2002 and September 15, 2002. The estimated cost of the replacement well is $700,000, with the Company's share at $227,365.

MISSISSIPPI PROSPECTS

The Mississippi Prospects are located in the interior Salt Basin which is part of the northeastern rim of the Gulf of Mexico. The Company has agreed to farmout its interest if the operator is able to commence drilling on the Mississippi Prospects by February 12, 2002. Under the terms of the proposed farmout the Company has agreed to farmout all of its working interest in return for a 0.25% overriding royalty interest convertible to a 3.75% working interest after payout of the initial test well. As of the date of this annual report, drilling on the Mississippi Prospects had not commenced. During the quarter ended August 31, 2001, management of the Company determined to include the leasehold acquisition costs of $879,563 attributable to the Mississippi Prospects in its ceiling test and impairment write-down. The majority of the leases underlying the Mississippi Prospects do not expire until 2005.

OTHERS

In September 2000, the Company participated in the drilling of the Gus Landry well on the West Simon Prospect, situated in Jefferson Davis Parish, Louisiana. The well commenced production on September 25, 2000 and was shut-in on May 8, 2001 due to the increase in water production. The Gus Landry well has now been plugged and abandoned and the leases dropped. The Gus Landry well had produced approximately 102,400 MCF's gas. The Company held a 24% working interest (15.9% net revenue interest).

On March 8, 2001, the Company completed the sale of its Enserch Properties and its interest in the Big Springs Unit. The Enserch Properties consisted of a portfolio of oil and gas leases comprising approximately 50,304 acres (33,975 net acres) of developed acreage and 19,786 gross acres (12,606 net acres) of undeveloped acreage located in Louisiana, New Mexico, Oklahoma and Texas. The Big Springs Unit, located in Deuel County, Nebraska, consisted of 13 wells (3.25 net wells) and was a minor holding of the Company. See "Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources."

The Company also holds relatively minor interests in other oil and gas leaseholds, known as the East Blossom Project (San Joaquin County, California), and South Haskell Field (Haskell County, Texas).

OIL AND GAS RESERVES

The following tables set forth information regarding the Company's share of estimated proven oil and gas reserve quantities, reserve value and discounted future net revenues. The reserve related information for the year ended May 31, 2001 was determined through independent engineering evaluations completed by Petrotech Engineering Ltd. ("Petrotech"), an independent petroleum consulting firm. The reserve related information for the years ended May 31, 2000 and 1999 was determined through independent engineering evaluations completed by Lee Keeling and Associates, Inc. ("Lee Keeling"), a firm of independent petroleum consultants. The Company does not have any long-term supply or similar agreements with foreign governments or authorities in which the Company acts as producer.

There are numerous uncertainties inherent in estimating quantities of proved reserves and projecting future rates of production and timing of development expenditures. The following reserve information represents estimates only and should not be construed as being exact:


                                                                                                       PRESENT VALUE OF
                                                                                                       ESTIMATED FUTURE
                                                                                      ESTIMATED          NET REVENUES
                                                                         GAS          FUTURE NET     BEFORE INCOME TAXES
                                              GAS          OIL        EQUIVALENT     REVENUES (2)     DISCOUNTED AT 10%
PERIOD                                      (MMCF)        (MBO)       (MMCFE)(1)        ($000)              ($000)


YEAR ENDED MAY 31, 2001

Proved developed reserves                    5,155          285           6,866         55,343               27,470
Proved undeveloped reserves                      -            -               -              -                    -
                                            ------         ----          ------         ------               ------
                                             5,155          285           6,866         55,343               27,470
                                            ======         ====          ======         ======               ======
YEAR ENDED MAY 31, 2000

Proved developed reserves                   17,670          365          19,860         46,134               19,893
Proved undeveloped reserves                  1,332          381           3,618         11,816                6,989
                                            ------         ----         -------         ------               ------
                                            19,002          746          23,478         57,950               26,882
                                            ======         ====         =======         ======               ======
YEAR ENDED MAY 31, 1999

Proved developed reserves                   15,223          638          19,051         22,760               12,680
Proved undeveloped reserves                  6,765          630          10,545         14,974                9,661
                                            ------        -----         -------         ------               ------
Total proved reserves                       21,988        1,268          29,596         37,734               22,341
                                            ======        =====         =======         ======               ======


(1) Oil production is converted to MCFE at the rate of six MCF of natural gas per barrel of oil. Liquids are converted to MCFE at the rate of seven gallons of liquids per MCF of natural gas. These conversions are based upon the approximate energy content of natural gas, liquids and oil.

(2) Estimated future net revenue represents estimated future gross revenue to be generated from the production of proved reserves, net of estimated production and future development costs, using oil and gas prices received and costs in effect as of the date of the estimates. The amounts shown do not give effect to non-property related expenses, such as general and administrative expenses, debt service and future income tax expense or depreciation, depletion and amortization.

The recent volatility in petroleum and natural gas prices have had a significant impact on the Company's reserve values. During the quarter ended August 31, 2001, the Company recorded an impairment charge of $11,926,311, of which approximately $9.0 million related to the impact of the lower petroleum and natural gas prices on the Company's proven reserves. The remaining $2.9 million portion of the impairment charge related to unsuccessful drilling activities and related acquisition costs at Regional California subsequent to May 31, 2001 and the decision to write-off leasehold costs relating to the Mississippi Prospects.

ACREAGE

The following table sets forth as of November 30, 2001, the gross and net acres of developed and undeveloped oil and gas acreage that the Company holds. Additionally, the data set forth below are based on the Company's before payout working interests. In certain cases, the Company has a greater after payout working interest. In certain other cases, the Company has only an after payout working interest. As such, the amount of gross and net, developed and undeveloped acreage will increase when and if certain wells pay out.

                               DEVELOPED                     UNDEVELOPED
                         ----------------------        -----------------------
                          GROSS           NET            GROSS           NET
STATE                     ACRES          ACRES           ACRES          ACRES
-----                    -------        -------        --------       --------

California                640.0           77.6         55,107.2        6,014.8
                         =======        =======        ========       ========

PRODUCTIVE OIL AND GAS WELLS

The following table sets forth certain information regarding the Company's ownership as of November 30, 2001 of productive oil and gas wells, operated and non-operated, in the areas indicated. Additionally, the data set forth below are based on the Company's before payout working interest. In some cases the Company has a greater working interest after payout. In certain other cases the Company has only an after payout working interest. As such, the number of gross and net wells will increase when and if certain wells pay out.

                                                  GROSS               NET
STATE                                             WELLS              WELLS
-----                                             -----              -----

California                                           1                0.12
                                                  =====              =====

VOLUMES, PRICES AND PRODUCTION COSTS

The following table sets forth certain information regarding the production volumes, average prices received and average production costs associated with the Company's sale of oil and gas for the periods.


                                                                                YEAR ENDED MAY 31,
                                                               ----------------------------------------------------
                                                                   2001               2000                1999


Net production:
   Oil (Barrels)                                                    39,182             57,586              92,029
   Gas (MCF)                                                       925,635          1,112,734           1,309,081
   Natural Gas Liquids (Gallons)                                 1,039,099          1,294,115           1,008,475
   MCF equivalent                                                1,309,172          1,643,124           2,005,323
Average sales price:
   Oil (per Barrel)                                                 $29.47             $22.89              $11.74
   Gas (per MCF)                                                     $6.09              $2.60               $1.87
   NGL (per Gallon)                                                  $0.60              $0.42               $0.24

   Average production costs per MCFE                                 $1.45              $1.41               $1.08



PRINCIPAL OFFICES

The Company's corporate office is located at Suite #1305, 1090 West Georgia Street, Vancouver, British Columbia, Canada. The corporate office facility is provided on a month-to-month basis by Chase as part of its agreement with the Company. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."

The Company's principal business office is located in Bakersfield, California. On October 1, 2001, the Company relocated its office premises from Suite 206 - 5000 California Avenue, Bakersfield to Suite 205A - 5000 California Avenue, Bakersfield, under a month-to-month sub-lease agreement with California Exploration Ltd.


ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.
--------------------------------------------------------------------------------

The following discussion of the results of operations of the Company for the fiscal years ended May 31, 2001, 2000, and 1999 should be read in conjunction with the consolidated financial statements of the Company and related notes included therein.

The Company's consolidated financial statements are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with U.S. GAAP except for the differences referred to in Note 13 of the consolidated financial statements of the Company included herein. The noon rate of exchange on November 30, 2001, reported by the United States Federal Reserve Bank of New York, for the conversion of Canadian dollars into United States dollars was CDN$1.5717 (US$0.6363 = CDN$1.00). The effects of inflation and price changes have not had a material impact on the Company's income or net sales revenues during the past three years.

The Company's consolidated financial statements were prepared on a going concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business.

OVERVIEW

The Company, through its subsidiaries, Hilton U.S. and STB Energy, is engaged in the business of exploring for and developing oil and gas prospects. Substantially all of the Company's oil and gas exploration activities are conducted jointly with others and the consolidated financial information reflects the Company's proportionate interest in such activities, because the Company owns an undivided interest in each asset and is proportionately liable for its share of each liability.

The Company follows the full cost method of accounting for petroleum and natural gas operations. Under this method all costs related to the exploration for and development of petroleum and natural gas reserves are capitalized on a country-by-country basis. Costs include lease acquisition costs, geological and geophysical expenses, overhead directly related to exploration and development activities and costs of drilling both productive and non-productive wells. Proceeds from the sale of properties are applied against capitalized costs, without any gain or loss being recognized, unless such sale would significantly alter the rate of depletion and depreciation.

Depletion of exploration and development costs and depreciation of production equipment is provided using the unit-of- production method based upon estimated proven petroleum and natural gas reserves. The costs of significant unevaluated properties are excluded from costs subject to depletion. For depletion and depreciation purposes, relative volumes of petroleum and natural gas production and reserves are converted into equivalent units based upon energy content. Depreciation of the gathering facility is charged to earnings over an estimated useful life of 10 years on a straight-line basis.

In applying the full cost method, the Company performs a ceiling test whereby the carrying value of petroleum and natural gas properties and production equipment, net of recorded deferred income taxes and the accumulated provision for site restoration and abandonment costs, is compared annually to an estimate of future net cash flow from the production of proven reserves. Net cash flow is estimated using year end prices, less estimated future general and administrative expenses, financing costs and income taxes. Should this comparison indicate an excess carrying value, the excess is charged to earnings.

RESULTS OF OPERATIONS

YEAR ENDED MAY 31, 2001 COMPARED TO YEAR ENDED MAY 31, 2000

During the year ended May 31, 2001, the Company recorded a loss of $1,518,858 ($0.05 per share) compared to a loss of $2,239,652 ($0.09 per share) for the comparable 2000 period, an improvement of $720,794. Petroleum and natural gas revenues increased by 14%, from $4,573,883 during 2000 to $5,228,674 in 2001. A number of significant transactions occurred during fiscal 2001 which affect the comparability of the Company's performance to fiscal 2000. During fiscal 2001, management of the Company determined to focus its direction towards the exploration, development and production of its East Lost Hills, San Joaquin and Regional California interests. A review of the Company's petroleum interests was initiated and discussions held with potential buyers. On March 8, 2001, the Company completed the sale of substantially all of its non-California petroleum and natural gas interests to Exco Resources Inc. ("Exco"). Throughout fiscal 2000, and until the sale in March 2001, these properties represented substantially all of the Company's producing properties. Production commenced from the ELH#1 on February 6, 2001, and currently represents the only significant producing petroleum and natural gas interest to the Company. The overall increase in revenues during fiscal 2001, has been attributable to strong prices received by the Company for its oil and gas production. Revenue from oil and liquids production decreased 5% to $1,774,758 in 2001 from $1,863,104 in 2000. Production of oil and liquids in 2001 decreased 28% to 383,537 MCFE in 2001 from 530,390 MCFE in 2000. The average price received for oil and liquids in 2001 was $4.63/MCFE compared to $3.51/MCFE in 2000, an increase of 32%. Revenue from natural gas production increased 95% to $5,638,478 in 2001 from $2,895,736 in 2000. Natural gas production decreased 17% to 925,635 MCF in 2001 from 1,112,734 MCF in 2000. The average price received in 2001 was $6.09/MCF, an increase of 134% from $2.60/MCF in 2000. In January 2000, the Company was required by its banker to enter into oil and gas swap contracts to hedge 70,000 MMBTU gas per month, at $2.385 per MMBTU, and 3,000 barrels of oil per month, at $22.51 per barrel. The hedge contracts were closed in February 2001, as part of the sale of the petroleum interests to Exco. These oil and natural gas hedges reduced revenues by $2,184,564 for fiscal 2001 and $184,957 for fiscal 2000.

On an MCFE basis, production costs increased 3%, from $1.41/MCFE in 2000 to $1.45/MCFE in 2001. The depreciation and depletion rate increased 18%, from $0.94/MCFE in 2000 to $1.11/MCFE in 2001.

General and administrative costs increased by $143,386, approximately 12%, from $1,149,045 in 2000 to $1,292,431 in 2001. The increase in general and administrative costs in 2001 occurred primarily due to additional costs incurred in opening a new office in Bakersfield.

Interest expense on long-term debt decreased by $305,912, approximately 17% from $1,786,203 in 2000 to $1,480,291 in 2001, reflecting the decrease in long-term debt on the retirement of the balance of the Bank One credit facility.

During fiscal 2001, the Company expended $8,332,486 on its petroleum interests, which was primarily comprised of: i) $5,286,942 towards the development of the East Lost Hills Project, mainly in the funding of the completion of the ELH #1 well and the drilling of the ELH #2, #3, #4 and #9 wells; ii) $775,961 for its share of the gas facility at East Lost Hills; and iii) $2,269,583 for the acquisition, exploration and development of other oil and gas prospects.

During fiscal 2001, the Company purchased additional shares of Berkley Petroleum Corp. ("Berkley"), at a cost of $175,568 and subsequently disposed of its holdings in Berkley for proceeds of $1,644,291, recognizing a gain of $25,345.

The Company recorded a gain of $212,473 in fiscal 2001 from the sale of petroleum interests to Exco. In addition $811,950 remains in a contractual dispute between the Company and Exco. The parties have agreed to put the disputed amount in escrow and proceed to arbitration. Management of the Company is of the opinion that the arbitration ruling will be in its favour. Settlement of this dispute will be recorded in income in the period of settlement.

During fiscal 2001, the Company reviewed the carrying value of its investment of 2,080,000 common shares of Trimark. A write-down of $956,253 was made to reflect the quoted value of the Trimark shares at May 31, 2001.

YEAR ENDED MAY 31, 2000 COMPARED TO YEAR ENDED MAY 31, 1999

During the year ended May 31, 2000, the Company recorded a loss of $2,239,652 ($0.09 per share) compared to a loss of $4,449,472 ($0.28 per share) for the comparable 1999 period.

Petroleum and natural gas revenues increased by 21%, from $3,773,546 during 1999 to $4,573,883 in 2000. The increase has been directly attributable to strong prices received by the Company for its oil and gas production during the latter part of 1999 and throughout 2000. The increased prices received were partially offset by a decrease in production from the Enserch properties and the loss of production due to the sale of the Company's interests in the Linnebur wells in the Barrel Ranch Prospect in August, 1999.

Revenue from oil and liquids increased 41% to $1,863,104 in 2000 from $1,317,808 in 1999. Production of oil and liquids in 2000 decreased 24% to 530,390 MCFE in 2000 from 696,242 MCFE in 1999. The decrease in production was offset by increased prices received for oil and gas liquids. The average price received in 2000 was $3.51/MCFE compared to $1.89/MCFE in 1999, an increase of 86%.

Revenue from natural gas increased 18% to $2,895,736 in 2000 from $2,455,738 in 1999. Natural gas production decreased 15% to 1,112,734 MCF in 2000 from 1,309,081 MCF in 1999. The average price received in 2000 was $2.60/MCF, an increase of 39% from $1.87/MCF in 1999.

During the fiscal year ended May 31, 2001, the Company has entered into crude oil and natural gas swap contracts for the purpose of protecting its future earnings and cash flow from operations from the volatility of crude oil and natural gas commodity prices. These swap contracts reduce fluctuations in petroleum and natural gas sales by locking in fixed forward prices on a portion of the Company's petroleum and natural gas sales. In January 2000, the Company placed an order to hedge 70,000 MMBTU gas per month, for a period of 18 months at $2.385 per MMBTU, and 3,000 barrels of oil per month for a period of 12 months, at $22.51 per barrel. These oil and natural gas hedges reduced revenues for the year ended May 31, 2000 by $184,957. On an MCFE basis, production costs increased 31%, from $1.08/MCFE in 1999 to $1.41/MCFE in 2000. The depreciation and depletion rate increased by 19%, from $0.79/MCFE in 1999 to $0.94/MCFE in 2000.

General and administrative costs decreased by $142,112, approximately 11% from $1,291,157 in 1999 to $1,149,045 in 2000. The decrease in general and administrative costs in 2000 occurred primarily due to increased efforts by the Company to reduce its office personnel in its Tulsa office and reduced management and professional fees.

Interest expense on long-term debt decreased by 11%, from $1,996,761 in 1999 to $1,786,203 in 2000 due to the retirement and conversion of convertible debentures during 2000.

Legal and litigation costs decreased 21%, from $302,557 in 1999 to $238,749 in 2000. During 1999, the Company continued to incur significant legal costs in negotiating a settlement with the former president of the Company. Costs incurred in 2000 related primarily with the negotiation of a settlement with Texstar.

During the year ended May 31, 2000, the Company incurred approximately $11.5 million in expenditures on its petroleum interests, which was primarily comprised of: i) $7.7 million in the funding of the drilling and completion costs relating to the control of the Bellevue #1-17 well and the drilling of the Bellevue #1R-ST-3 well and the Berkley East Lost Hills #1 well; ii) $1.2 million for funding of the drilling of the Cal Canal well; iii) $1.4 million for the purchase of additional interests in certain prospects located in the San Joaquin basin; iv) $0.8 million for lease well equipment and intangible drilling, completion and workover costs on the Enserch Properties, and v) $0.4 million for purchase of other oil and gas prospects. The Company also sold several minor properties in its Enserch Property portfolio for approximately $172,000 and, in August, 1999, sold all of its interest in the Barrel Ranch Prospect for $469,000. The sale of these interests were applied against capitalized costs.

During the year ended May 31, 2000, the Company acquired 1,960,000 common shares of Trimark at a recorded amount of $1,704,888. The Company received an initial 1,160,000 shares as partial consideration on the sale of a 1% working interest in the East Lost Hills Joint Venture, at a deemed value of $700,000. The Company purchased the remaining 800,000 shares of Trimark for $1,004,888 (CDN $1,480,000). As at May 31, 2000, the Company's holdings in Trimark represented approximately 13.2% of Trimark's issued common stock, and was recorded as long-term investments. During fiscal 2000, the Company also purchased an additional 161,400 shares of Berkley at a cost of $1,281,633. During this period, the Company also sold 81,900 shares of Berkley for proceeds of $682,572, recognizing a gain of $172,516.

LIQUIDITY AND CAPITAL RESOURCES

With the ongoing developments at East Lost Hills and the requirements of senior management resources, the Company determined to focus its personnel and financial resources towards the development of its interests in the San Joaquin Basin and regional area of California. On March 8, 2001, the Company successfully completed the sale of the majority of its properties located outside of California to Exco. The Company realized net proceeds of $13,507,158, after considering all closing adjustments and costs to close out the hedging contracts relating to the sold properties, of which $12,695,208 was received and the remaining $811,950, which is subject to a contractual dispute between the Company and Exco, has been placed in escrow pending arbitration. From the proceeds, the Company utilized $10,691,159 to retire the principal balance and accrued interest on the Bank One credit facility and $487,574 to repay other borrowings.

Prior to the commencement of production in February 2001 from the ELH #1 well, production from the properties sold to Exco represented substantially all of the Company's petroleum and natural gas sales. As additional wells are drilled at the East Lost Hills Joint Venture and, if successful, brought on production, the Company anticipates that revenues will increase from operations at the East Lost Hills Joint Venture. It is not anticipated that operations will be self sustaining in the next 12 months. Future development of the Company's business will require additional, and substantial, capital expenditures. Depending upon the continuing results at East Lost Hills and the deep Temblor exploration program and at the Regional California programs, the Company will need to raise additional funds to cover capital expenditures. The disappointing pace of development at the San Joaquin Basin, the current low petroleum and natural gas prices and current economic climate has resulted in very low stock prices for the Company, making it very difficult to raise additional funding without substantial dilution. At this stage of its development, the Company is also reviewing other options, which may include the sale of a portion of the Company's interest in the East Lost Hills Prospect. There is no assurance that the Company will be able to raise sufficient funding from cash flow, equity or debt financing, or from sales of interests in its properties to meet its upcoming capital requirements. The Company does not now and does not in the future expect to engage in currency hedging to offset any risk of currency fluctuations.

During the year ended May 31, 2001, the Company raised approximately $6.3 million from the sale of equity and a further $3.2 million from debt financing. The Company also retired $14.9 million of debt. In July 2001, the Company completed a private placement whereby it issued 1,673,000 units, at CDN$1.70 per unit, for proceeds of approximately $1.9 million. The Company also sold 440,000 shares of Trimark for net proceeds of $98,116. The proceeds were advanced to Trimark. As of the date of this report, the Company and Trimark have not finalized the terms of the loan.

As at May 31, 2001, the Company's borrowings consist of convertible debentures issued totalling CDN$2,993,500 and $2,163,000. The convertible debentures bear interest at fixed annual rates of between 9% and 10% and mature on April 30, 2003 (as to CDN$1,493,500) and January 24, 2001 (remainder). There are no restrictions on the use of the proceeds from the convertible debenture borrowings.

As of October 31, 2001, the Company had a working capital deficiency of approximately $103,000. The Company anticipates that it will continue to incur substantial exploration and development expenditures at the East Lost Hills and San Joaquin joint ventures and at Regional California. At the present time, the Company's share of approved budgets for exploration and development to the end of calendar 2002 is $3.76 million. Other budgets may be presented by the operators.

The $3.76 million budget assumes that all wells currently in progress will all be drilled and completed. These projections and work schedules are contingent on many factors, many of which are beyond the Company's control. Work schedules can and will change based on results in the field. Actual costs may vary significantly from current estimates.

Prior to the commencement of petroleum and natural gas production from the ELH #1 well, production from the Enserch Properties represented substantially all of the Company's petroleum and natural gas sales. As of the date of this report, the ELH #1 well represents the Company's primary producing property. Due to the complexity and size of the East Lost Hills Prospect, the pace of development has been slow. Production from the ELH #1 well remains curtailed until the water disposal well is completed. Daily production is currently limited to 1.5 mmcf/day of gas, 40 bbl/day of condensate and 6,500 bbl/day of water. When the disposal well is drilled and as additional wells are drilled at the East Lost Hills and San Joaquin Joint Ventures and, if successful, brought on production, the Company anticipates that revenues from operations will increase. However, there is no assurance that the disposal well will result in a significant increase in production from the ELH #1 well. It is not anticipated that anticipated operations will be sufficient to meet ongoing corporate expenditures, fund further acquisitions of interests in oil and gas properties and conduct exploration and development activities for the period to the end of 2002. The Company does not have sufficient funding for its capital requirements and will need to raise additional funds to cover capital expenditures. These funds may come from equity or debt financing, or from sales of interests in its properties. The current low natural gas prices, pace of development of the projects, general economic conditions and lack of investor confidence have made it difficult for the Company to raise additional funding. There is no assurance that continued or sufficient funding will be available. Failure to generate sufficient operating cash flows and obtain funding to meet the anticipated capital commitments of the East Lost Hills and San Joaquin joint ventures may result in the loss of significant interests in these petroleum assets.

RESEARCH AND DEVELOPMENT

During fiscal 1999, 2000 and 2001, the Company incurred $6.5 million, $11.7 million and $8.3 million, respectively, on the acquisition, exploration and development of its petroleum interests. During the period from June 1, 2001 to October 31, 2001, the Company had incurred approximately $3.0 million in acquisition costs, and exploration and development expenditures.


ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.
--------------------------------------------------------------------------------

DIRECTORS AND SENIOR MANAGEMENT

The names, positions held with the Company and principal occupation during the five years prior to the date of this report of each director and officer of the Company as of the date of this report, are as follows:


NAME                                    POSITION WITH THE COMPANY                 TERM OF OFFICE (FOR EACH OFFICE HELD)
----                                    -------------------------                 -------------------------------------


DONALD W. BUSBY(1)                      Chairman                                  Apr/99 to present
                                        Chief Executive Officer                   Apr/99 to present
                                        President                                 Sept/99 to Mar/98
                                        Director                                  Sept/95 to present

NICK DEMARE(1)                          Director                                  Oct/89 to present

WILLIAM LEE(1)                          Director                                  Sept/95 to present



NAME                                    POSITION WITH THE COMPANY                 TERM OF OFFICE (FOR EACH OFFICE HELD)
----                                    -------------------------                 -------------------------------------

NEIL DARLING                            Director                                  May/99 to present

HARVEY LIM                              Corporate Secretary                       Jun/97 to present


(1)  Member of the Audit Committee.

Each officer's and director's term of office shall expire at the Company's next annual general meeting. The Company does not have an executive committee or a compensation committee. The Company's audit committee is responsible for reviewing the Company's financial statements before they are approved by the Company's directors.

There are no family relationships between any directors or executive officers of the Company. To the best of the Company's knowledge, there are no arrangements or understandings with major shareholders, customers, suppliers, or others, pursuant to which any of the Company's officers or directors was selected as an officer or director of the Company.

Set forth below are brief descriptions of recent employment and business experience of the Company's officers and directors.

DONALD W.  BUSBY (AGE 64),  CHAIRMAN,  CHIEF  EXECUTIVE  OFFICER,  PROMOTER  AND
DIRECTOR

Since June 1988, Mr. Busby has been the president and owner of DWB Management Ltd. Mr. Busby, through DWB, provides marketing, financial management and consulting services to various mineral exploration companies, including the Company. Since August 1990, Mr. Busby has been the owner and president of Boone Petroleum Inc., a private company owned by Mr. Busby. Mr. Busby currently serves as an officer and director of other public reporting companies. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest."

NICK DEMARE (AGE 47), DIRECTOR

Mr. DeMare holds a Bachelor of Commerce degree from the University of British Columbia and is a member in good standing of the Institute of Chartered Accountants of British Columbia. Since May, 1991, Mr. DeMare has been the President of Chase Management Ltd., a private company which provides a broad range of administrative, management and financial services to private and public companies engaged in mineral exploration and development, gold and silver production, oil and gas exploration and production and venture capital. Mr. DeMare indirectly owns 100% of Chase. Mr. DeMare currently serves as an officer and director of other public reporting companies. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest."

WILLIAM LEE (AGE 48), DIRECTOR

Mr. Lee holds a Bachelor of Commerce degree from the University of British Columbia and is a member in good standing of the Institute of Chartered Accountants of British Columbia. He has been a financial officer or controller of several public and private companies since 1986 and, prior, thereto, was a Senior Audit Manager at Deloitte & Touche. Prior to March, 1995, Mr. Lee was employed as the Chief Financial Officer of Sanctuary Woods Multimedia Corp. From March 1995 to June 1996, Mr. Lee was employed as the Chief Financial Officer of Wildwood Interactive Inc. Since June, 1996, Mr. Lee has been employed as the Chief Financial Officer of IMA Exploration Inc., a public company engaged in the exploration of mineral properties.

NEIL DARLING (AGE 42), DIRECTOR

Mr. Darling holds a Bachelor of Arts Degree (Economics), from the University of Calgary and is a member of the Canadian Association of Drilling Engineers. Mr. Darling has worked extensively in the energy sector with over twenty years of project management, engineering and operations experience in drilling and completions. From October 1997 to present, Mr. Darling has been a principal of Ramdar Resource Management Ltd., a private company which provides operations consulting services for numerous clients in the oil and gas industry in Canada, the United States and internationally. From 1993 to October 1997, Mr. Darling was employed with Norwest Engineering as its operations manager.

HARVEY LIM (AGE 43), CORPORATE SECRETARY

Mr. Lim holds a Bachelor of Commerce degree from the University of British Columbia and is a member in good standing of the Institute of Chartered Accountants of British Columbia. Mr. Lim was employed by Coopers & Lybrand (now PricewaterhouseCoopers LLC) from 1981 to 1988. From 1988 to 1991, Mr. Lim was employed as controller with Ingot Management Ltd. Since 1991, Mr. Lim has been employed by Chase Management Ltd. as controller. Mr. Lim currently serves as an officer and director of other public reporting companies. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest."

COMPENSATION

During the fiscal year ended May 31, 2001, the directors and officers of the Company, as a group, had received or charged the Company a total of $197,241 for services rendered by the directors and officers or companies owned by the individuals.

The Company is required, under applicable securities legislation in Canada, to disclose to its shareholders details of compensation paid to its directors and officers. The following fairly reflects all material information regarding compensation paid by the Company to its directors and officers, which information has been disclosed to the Company's shareholders in accordance with applicable Canadian law.

"Named Executive Officers" means the Chief Executive Officer ("CEO") of the Company, regardless of the amount of compensation of that individual and each of the Company's four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recent fiscal year and whose total salary and bonus amounted to CDN$100,000 or more. In addition, disclosure is also required for any individuals whose total salary and bonus during the most recent fiscal year was CDN$100,000 whether or not they are an executive officer at the end of the fiscal year.

EXECUTIVE COMPENSATION

During the fiscal year ended May 31, 2001, the Company had one Named Executive Officer, Donald W. Busby, Chairman and Chief Executive Officer. The table below sets forth the compensation of the Named Executive Officer:

SUMMARY COMPENSATION TABLE


                                       ANNUAL COMPENSATION                    LONG TERM COMPENSATION
                               --------------------------------       ------------------------------------
                                                                                 AWARDS             PAYOUTS
                                                                      ---------------------------  ---------
                                                                      SECURITIES      RESTRICTED
                                                         OTHER          UNDER         SHARES OR                    ALL
                                                         ANNUAL        OPTIONS/       RESTRICTED                  OTHER
   NAME AND                                             COMPEN-         SARS            SHARE         LTIP       COMPEN-
   PRINCIPAL                     SALARY       BONUS      SATION         GRANTED         UNITS        PAYOUTS     SATION
   POSITION                      (US$)       (US$)       (US$)           (#)            (US$)         (US$)       (US$)
--------------------           --------      ------    --------       ----------      ----------     -------     --------

Donald W. Busby,         2001     Nil         Nil         Nil          350,000           Nil           Nil       103,342
Chairman and Chief       2000     Nil         Nil         Nil            Nil             Nil           Nil       150,965
Executive                1999     Nil         Nil        3,882        1,087,676          Nil           Nil       122,033
Officer


LONG TERM INCENTIVE PLAN AWARDS

Long term incentive plan awards ("LTIP") means "any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one financial year whether performance is measured by reference to financial performance of the Company or an affiliate, or the price of the Company's shares but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units." The Company has not granted any LTIP's to the Named Executive Officer or the directors during the fiscal year ended May 31, 2001.

STOCK APPRECIATION RIGHTS

Stock appreciation rights ("SAR's") means a right, granted by the Company or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Company's shares. No SAR's were granted to or exercised by the Named Executive Officer or the directors during the past fiscal year ended May 31, 2001.

OPTION GRANTS IN LAST FISCAL YEAR

The following table sets forth information concerning grants of options to the Named Executive Officer during the past fiscal year ended May 31, 2001:



                                                 % OF TOTAL
                                                   OPTIONS                               MARKET VALUE OF
                                                 GRANTED TO                                SECURITIES
                                                 DIRECTORS,                                UNDERLYING
                         SECURITIES UNDER       EMPLOYEES AND         EXERCISE OR      OPTIONS ON DATE OF
                          OPTIONS GRANTED       ASSOCIATES IN         BASE PRICE              GRANT           EXPIRATION
NAME                            (#)             FISCAL YEAR(1)      (CDN$/SECURITY)      (CDN$/SECURITY)         DATE
---------------------    ----------------      --------------        -------------      -----------------     -----------

Donald W. Busby               50,000                4.89%                1.80                 1.80            Oct.16/03
                             300,000               29.35%                2.68                 2.68            Mar.02/04
                             -------               -----
                             350,000               34.24%
                             =======               =====



NOTE:

(1) Percentage of all options granted during the last fiscal year ended May 31, 2000.

OPTIONS EXERCISED IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

The following table sets forth details of all exercises of options during the past fiscal year ended May 31, 2000 and the value of unexercised options on an aggregated basis as at May 31, 2001:


                                                                                                  VALUE OF UNEXERCISED
                                                                       UNEXERCISED OPTIONS AT     IN-THE-MONEY OPTIONS
                                                                           FISCAL YEAR-END         AT FISCAL YEAR-END
                                  SECURITIES           AGGREGATE               (#)(3)                 (CDN$)(3)(4)
                                 ACQUIRED ON             VALUE
                                   EXERCISE            REALIZED             EXERCISABLE/              EXERCISABLE/
NAME                                (#)(1)             (CDN$)(2)            UNEXERCISABLE             UNEXERCISABLE
-------------------             ------------          ----------        -------------------        -------------------

Donald W. Busby                      Nil                  N/A               1,132,189(5)               13,549/Nil


NOTES:

(1)  Number of common shares acquired on the exercise of options.
(2) Calculated using the difference between the closing price on the CDNX on the date of exercise and the exercise price of the options.
(3) As freestanding SARs have not been granted, the number of common shares relate solely to the options.
(4) Value using the closing price of the common shares on the CDNX on May 31, 2001 of CDN$1.74 per share, less the exercise price of the options.
(5) Includes options for 749,032 common shares granted to DWB Management Ltd., a private company owned by Mr. Busby.

PENSION PLANS

The Company does not provide retirement benefits for its directors or Named Executive Officers.

PROPOSED COMPENSATION

The Company has no bonus, profit sharing or similar plans in place pursuant to which cash or non-cash compensation is proposed to be paid or distributed to the Named Executive Officer in the current or subsequent fiscal year.

COMPENSATION OF DIRECTORS

The following table sets forth information concerning grants of options to the directors who are not Named Executive Officers during the past fiscal year ended May 31, 2001:


                                           % OF TOTAL
                                             OPTIONS                                MARKET VALUE OF
                                            GRANTED TO                                SECURITIES
                                            DIRECTORS,                                UNDERLYING
                    SECURITIES UNDER       EMPLOYEES AND         EXERCISE OR      OPTIONS ON DATE OF
                     OPTIONS GRANTED       ASSOCIATES IN         BASE PRICE              GRANT           EXPIRATION
    NAME                   (#)            FISCAL YEAR(1)       (CDN$/SECURITY)      (CDN$/SECURITY)         DATE
----------------   -----------------      --------------       --------------      -----------------     ----------

Nick DeMare               20,000                1.96%               1.80                 1.80            Oct.16/03
                         120,000               11.74%               2.68                 2.68            Mar. 2/04
                         -------               -----
                         140,000               13.70%
                         =======               =====

William Lee               25,000                2.44%               1.60                 1.60            Jan. 10/04
                          15,000                1.47%               2.68                 2.68            Mar. 2/04
                         -------               -----
                          40,000                3.91%
                         =======               =====

Neil Darling              10,000                0.97%               1.60                 1.60            Jan. 10/04
                          15,000                1.47%               2.68                 2.68            Mar. 2/04
                         -------               -----
                          25,000                2.44%
                         =======               =====


The following table sets forth details of all exercises of options during the past fiscal year ended May 31, 2001 by the directors who are not the Named Executive Officers and the value of unexercised options on an aggregated basis as at May 31, 2001:


                                                                                                  VALUE OF UNEXERCISED
                                                                       UNEXERCISED OPTIONS AT     IN-THE-MONEY OPTIONS
                                                                          FISCAL YEAR-END          AT FISCAL YEAR-END
                                  SECURITIES          AGGREGATE                (#)(3)                 (CDN$)(3)(4)
                                 ACQUIRED ON            VALUE
                                   EXERCISE           REALIZED              EXERCISABLE/              EXERCISABLE/
NAME                               (#)(1)            (CDN$)(2)            UNEXERCISABLE              UNEXERCISABLE
-------------------------       -------------        ----------         --------------------       -------------------

Nick DeMare                          Nil                 N/A               356,864(5)/Nil                Nil/Nil

William Lee                          Nil                 N/A                100,999/Nil                 5,395/Nil

Neil Darling                         Nil                 N/A                100,000/Nil                  Nil/Nil


NOTES:

(1)  Number of common shares acquired on the exercise of options.
(2) Calculated using the difference between the closing price on the CDNX on the date of exercise and the exercise price of the options.
(3) As freestanding SARs have not been granted, the number of common shares relate solely to the options.
(4) Value using the closing price of common shares on the CDNX on May 31, 2001 of CDN$1.74 per share, less the exercise prices of the options.
(5) Includes options for 216,864 common shares granted to Chase, a private company indirectly wholly-owned by Mr. DeMare.

During the fiscal year ended May 31, 2001, Chase, a private company which is indirectly wholly-owned by Mr. Nick DeMare, was paid $81,995. Chase provides management, administrative and accounting services to the Company. The Company also paid $5,952 each to Mr. William Lee and Ramdar Resource Management Ltd. ("Ramdar"), for consulting services. Ramdar is a private company wholly-owned by Mr. Neil Darling.

EMPLOYMENT AGREEMENTS

The Company has directly entered into management contracts with companies controlled by Messrs. Busby and DeMare for accounting, professional and management services provided to the Company. Specifically, the Company has a management contract with Boone, a company owned by Mr. Busby, at a rate of $7,000 per month and with Chase, a company indirectly owned by Mr. DeMare, at a rate of CDN$8,000 per month.

BOARD PRACTICES

AUDIT COMMITTEE

The Company's Audit Committee must be comprised of at least three directors, the majority of whom are not employees, control persons or members of management of the Company or any of its associates or affiliates. The board of directors of the Company, after each annual shareholder' meeting must appoint or re-appoint an audit committee. As of the date of this annual report, the members of the audit committee were Mr. Busby, Mr. DeMare and Mr. Lee.

The Audit Committee must review the annual financial statements of the Company before they are approved by the board of directors of the Company. The board of directors of the Company must review, and if considered appropriate, approve the annual financial statements of the Company before presentation to the shareholders of the Company.

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

During the fiscal year ended May 31, 2001, Mr. Busby received consulting fees from the Company of $90,527 paid directly to Boone, a private company which is wholly-owned by Mr. Busby. Boone provides marketing and financial management services to the Company. The Company also paid $1,600 to Rockies Oil & Gas Inc., a private company wholly-owned by Mr. Busby for professional services rendered. The Company also paid Mr. Busby's health insurance premiums of $11,215. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."

TERMINATION OF EMPLOYMENT OR CHANGE OF CONTROL

Other than as described in the Summary Compensation Table and above, the Company has no plans or arrangements in respect of remuneration received or that may be received by the Named Executive Officer in the Company's most recently completed financial year or current financial year in view of compensating such officers in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds CDN$100,000 per executive officer.

EMPLOYEES

As of May 31, 2001, the Company had 3 full-time employees in the area of management and administration. As at May 31, 2000, there were 6 full-time employees in the area of management and administration compared with 5 full-time employees as at May 31, 1999. Exploration activities are conducted by consultants, laborers and technicians hired for the duration of the exploration program.

SHARE OWNERSHIP

The following table sets forth certain information regarding ownership of the Company's shares by the Company's officers and directors as of October 31, 2001.


                                                                SHARES AND RIGHTS BENEFICIALLY
TITLE OF CLASS            NAME AND ADDRESS OF OWNER                 OWNED OR CONTROLLED (1)       PERCENT OF CLASS (1)
------------------        --------------------------            -------------------------------   ---------------------

Common Stock              Donald W. Busby                                7,716,077(2)(3)                  18.18%
                          Bakersfield, California

Common Stock              Nick DeMare                                    4,112,754(4)(5)                  10.50%
                          Burnaby, British Columbia

Common Stock              William Lee                                      102,841(6)                      0.28%
                          Delta, British Columbia

Common Stock              Neil Darling                                     100,000(7)                      0.27%
                          Calgary, Alberta

Common Stock              Harvey Lim                                        42,000(8)                      0.11%
                          Burnaby, British Columbia


(1) Where persons listed on this table have the right to obtain additional/ shares of common stock through the exercise of outstanding options or warrants or through the conversion of debentures, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person. Based on 36,575,159 shares of common stock outstanding as of October 31, 2001.

(2) Includes 1,127,775 shares of common stock held by Boone Petroleum Inc. ("Boone"), a private company wholly-owned by Mr. Busby and 711,274 shares held by the Donald W. Busby 1999 Irrevocable Trust ("Busby Trust").

(3) Includes warrants held by Boone to acquire an additional 766,308 common shares, warrants held by the Busby Trust to acquire an additional 2,705,000 common shares, options held by DWB Management Ltd. ("DWB"), a private company wholly-owned by Mr. Busby, to acquire 749,032 common shares, a CDN$1,100,000 debenture, held by the Busby Trust, which is convertible into 423,077 common shares, a $300,000 debenture, held by the Busby Trust, which is convertible into 353,444 common shares and a $450,000 debenture, held by Boone, which is convertible into 530,000 common shares.

(4) Includes 788,602 common shares held by DNG Capital Corp. ("DNG"), a private company wholly-owned by Mr. DeMare, 196,403 shares held by 888 Capital Corp. ("888") and 25,800 shares held by UEV Holdings Ltd. ("UEV"). 888 and UEV are private companies 50% owned by Mr. DeMare.

(5) Includes warrants held by DNG to acquire an additional 1,000,000 common shares, warrants held by 888 to acquire 159,625 common shares, and a CDN$200,000 9% convertible debenture and a $263,000 10% convertible debenture held by DNG which are convertible into a total of 458,001 common shares.

(6)  Includes options to acquire an additional 87,841 common shares.

(7)  Consists of options to acquire 100,000 common shares.

(8) Includes options to acquire an additional 10,000 common shares and warrants to acquire an additional 17,000 common shares.

STOCK OPTIONS

Stock options to purchase securities from the Company are granted to directors and employees of the Company on terms and conditions acceptable to the regulatory authorities in Canada, notably the CDNX. Stock options must be approved by the Company's shareholders at an Annual General Meeting. The Company has no formal written stock option plan.

Under the stock option program, stock options for up to 10% of the number of issued and outstanding shares of common stock may be granted from time to time, provided that stock options in favor of any one individual may not exceed 5% of the issued and outstanding shares of common stock. No stock option granted under the stock option program is transferable by the optionee other than by will or the laws of descent and distribution, and each stock option is exercisable during the lifetime of the optionee only by such optionee.

The exercise price of all stock options granted under the stock option program must be at least equal to the fair market value of such shares of common stock on the date of grant, and the maximum term of each stock option may not exceed five years.

The exercise prices for stock options were determined in accordance with CDNX (formerly the VSE) guidelines and reflected the average closing price of the Company's common stock for the ten trading days on the CDNX (formerly the VSE) immediately preceding the date on which the directors granted and publicly announced the stock options.

As of November 30, 2001, the Company had granted an aggregate of 2,156,987 incentive stock options to purchase shares of the Company's common stock to the following persons:


                                           NATURE                NO. OF           EXERCISE
OPTIONEE                                  OF OPTION              OPTIONS         PRICE/SHARE       EXPIRY DATE
--------                                  ---------              -------         -----------       -----------
                                                                                     CDN$

Donald W. Busby                           Director                50,000             1.80          Oct. 16/03
DWB Management Ltd. (1)                   Employee               349,032             2.10          Dec. 31/01
Caron Busby (3)                           Employee               100,000             2.10          Dec. 31/01
Nick DeMare                               Director                20,000             1.80          Oct. 16/03
Chase Management Ltd. (2)                 Employee               216,864             2.10          Dec. 31/01
William Lee                               Director                47,841             2.10          Dec. 31/01
Earl Helsley (4)                          Employee               100,000             2.10          Dec. 31/01
DWB Management Ltd. (1)                   Employee               400,000             1.92          May 25/02
Neil Darling                              Director                75,000             2.00          May 26/02
Ted Carlsen                               Employee                 6,250             2.70          Apr. 19/03
Harvey Lim                                Employee                10,000             1.34          Dec. 21/03
Betty Moody                               Employee                10,000             1.34          Dec. 21/03
Arabella Smith                            Employee                 5,000             1.34          Dec. 21/03
Linda Liu                                 Employee                 5,000             1.34          Dec. 21/03
Rosanna Wong                              Employee                 5,000             1.34          Dec. 21/03
Jacqueline Hibbs                          Employee                 2,000             1.34          Dec. 21/03
Greystoke Investments Ltd.                Employee                40,000             1.60          Jan. 10/04
MDC Group Inc.                            Employee                40,000             1.60          Jan. 10/04
Neil Darling                              Director                10,000             1.60          Jan. 10/04
William Lee                               Director                25,000             1.60          Jan. 10/04
Betty Moody                               Employee                20,000             2.68          Mar. 02/04
Des O'Kell                                Employee               100,000             2.68          Mar. 02/04
David Castaneda                           Employee                70,000             2.68          Mar. 02/04
Donald W. Busby                           Director               300,000             2.68          Mar. 02/04
Nick DeMare                               Director               120,000             2.68          Mar. 02/04
William Lee                               Director                15,000             2.68          Mar. 02/04
Neil Darling                              Director                15,000             2.68          Mar. 02/04
                                                               ---------
TOTAL:                                                         2,156,987
                                                               =========

(1)  A private company wholly-owned by Mr. Donald Busby.
(2)  A private company indirectly wholly-owned by Mr. Nick DeMare.
(3)  Caron Busby is the wife of Donald W. Busby.
(4)  Earl Helsley is the son-in-law of Donald W. Busby.

All of these options are non-transferable and currently terminate on the earlier of the expiry date or the 30th day following the day on which the director, officer or employee, as the case may be, ceases to be either a director, officer or employee of the Company.

As of November 30, 2001, the directors and officers of the Company, as a group (5 persons), held options to purchase 1,653,737 shares of the Company's common stock.

WARRANTS

As of November 30, 2001, there were non-transferable common share purchase warrants exercisable for the purchase of 7,321,902 common shares, which expire at various times until July 6, 2004 and may be exercised at various prices ranging from CDN $1.35 per share to CDN $3.46 per share, as follows:



  COMMON SHARES ISSUABLE          EXERCISE PRICE/SHARE
 ON EXERCISE OF WARRANTS                  CDN$                   EXPIRY
 -----------------------         ---------------------           ------

        266,308                           3.46                   March 31, 2002
      2,260,000                           1.35                   December 18,2003
         31,250                           1.77                   December 11,2002
         35,000                           1.48                   December 7, 2003
        268,750                           1.35                   January 24, 2004
        836,500                           1.88                   July 6, 2004
         40,000                           1.88                   July 6, 2002
        285,200                           1.88                   July 11,2002
      2,199,000                           1.85                   March 27, 2003
        999,894                           2.75                   July 27, 2002
        100,000                           2.75                   August 3, 2002
     ----------
      7,321,902
     ==========


As of November 30, 2001, the directors and officers of the Company, as a group (5 persons), held warrants to purchase 5,269,308 shares of the Company's common stock.

OTHER CONVERTIBLE SECURITIES

DEBENTURES

(A)  10% DEBENTURES

The debentures (the "10% Debentures") were issued in fiscal 2001 and comprise of $2,163,000 Series A and CDN $1,500,000 Series B. An aggregate of $300,000 principal amount were issued to the Donald W. Busby 1999 Irrevocable Trust (the "Busby Trust") which Mr. Donald W. Busby, an officer and director of the Company is the settlor, an aggregate of $450,000 principal amount were issued to Boone Petroleum Inc. ("Boone"), a private company wholly- owned by Mr. Busby and an aggregate of $263,000 principal amount were issued to DNG Capital Corp. ("DNG"), a private company owned by Mr. Nick DeMare, a director of the Company. The 10% Debentures bear interest at 10% per annum, payable quarterly, and mature on January 24, 2004. The 10% Debentures are convertible, at the option of the holders, into common shares of the Company, at a price of CDN$1.35 per share on or before January 24, 2003 and CDN$1.56 per share on or before January 24, 2004.

As of November 30, 2001, all of the principal amounts of the 10% Debentures remained outstanding.

(B)  9% DEBENTURES

In June 1999, the Company issued debentures (the "9% Hilton Convertible Debentures") totaling CDN $1,493,500, which mature on April 30, 2003. An aggregate of CDN $1,100,000 principal amount were issued to the Busby Trust, an aggregate of CDN $200,000 principal amount were issued to DNG, and an aggregate of CDN $193,500 principal amount were issued to E.J. Holdings Ltd., a private company wholly-owned by E.J. Helsey, the son-in-law of Mr. Busby. The 9% Hilton Convertible Debentures bear interest at 9.0% per annum, payable quarterly and are convertible into common shares on the following basis:

 (i) on or before April 30, 2002, at a conversion price of CDN $2.60 of principal per share; and

(ii) May 1, 2002 to April 30, 2003, at a conversion price of CDN $2.85 of principal per share.

As of November 30, 2001, all of the principal amounts of the 9% Hilton Convertible Debentures remained outstanding.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.
--------------------------------------------------------------------------------

PRINCIPAL HOLDERS OF VOTING SECURITIES

To the best of the Company's knowledge, it is not directly or indirectly owned or controlled by another corporation or by any foreign government. The following table sets forth certain information regarding ownership of the Company's shares by the Company's officers and directors as a group, as well as all persons who own greater than five percent (5%) of the Company's outstanding shares, as of October 31, 2001.


                                                              SHARES AND RIGHTS BENEFICIALLY
TITLE OF CLASS            NAME AND ADDRESS OF OWNER               OWNED OR CONTROLLED (1)       PERCENT OF CLASS (1)
--------------------      --------------------------          -------------------------------   ---------------------

Common Stock              Donald W. Busby                              7,716,077(2)(3)                 18.18%
                          Bakersfield, California

Common Stock              Nick DeMare                                  4,112,754(4)(5)                 10.50%
                          Burnaby, British Columbia

Common Stock              Officers & Directors, as a group            12,073,672(2)(3)(4)(5)           26.67%
                          (5 persons)



(1) Where persons listed on this table have the right to obtain additional shares of common stock through the exercise of outstanding options or warrants or through the conversion of debentures, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person. Based on 36,575,159 shares of common stock outstanding as of October 31, 2001.

(2) Includes 1,127,775 shares of common stock held by Boone Petroleum Inc. ("Boone"), a private company wholly-owned by Mr. Busby and 711,274 shares held by the Donald W. Busby 1999 Irrevocable Trust ("Busby Trust").

(3) Includes warrants held by Boone to acquire an additional 766,308 common shares, warrants held by the Busby Trust to acquire an additional 2,705,000 common shares, options held by DWB Management Ltd. ("DWB"), a private company wholly-owned by Mr. Busby, to acquire 749,032 common shares, a CDN$1,100,000 debenture, held by the Busby Trust, which is convertible into 423,077 common shares, a $300,000 debenture, held by the Busby Trust, which is convertible into 353,444 common shares and a $450,000 debenture, held by Boone, which is convertible into 530,000 common shares.

(4) Includes 788,602 common shares held by DNG Capital Corp. ("DNG"), a private company wholly-owned by Mr. DeMare, 196,403 shares held by 888 Capital Corp. ("888") and 25,800 shares held by UEV Holdings Ltd. ("UEV"). 888 and UEV are private companies 50% owned by Mr. DeMare.

(5) Includes warrants held by DNG to acquire an additional 1,000,000 common shares, warrants held by 888 to acquire 159,625 common shares, and a CDN$200,000 9% Hilton Convertible Debenture and a $263,000 10% Debenture held by DNG which are convertible into a total of 458,001 common shares.

None of the Company's principal shareholders have different voting rights than any of the Company's other common shareholders.

CHANGES IN SHAREHOLDINGS

There have been no significant changes to the above listed persons' ownership during the past three fiscal years.

CHANGE OF CONTROL

As of the date of this annual report, there are no arrangements known to the Company which may at a subsequent date result in a change of control of the Company.

UNITED STATES SHAREHOLDERS

As of November 30, 2001, there were approximately 755 registered holders of the Company's common shares in the United States, with combined holdings of 2,810,131 shares, representing 7.68% of the issued shares of the Company on November 30, 2001.

CONTROL BY FOREIGN GOVERNMENT OR OTHER PERSONS

To the best of the Company's knowledge, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person.

RELATED PARTY TRANSACTIONS

Other than as disclosed below, for the year ended May 31, 2001 and the period from June 1, 2001 to November 30, 2001, the Company has not entered into any transactions or loans between the Company and any (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individuals' family; (d) key management personnel and close members of such individuals' families; or (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly by any person described in (c) or
(d) or over which such a person is able to exercise significant influence.

1. The Company has retained Boone, a private company wholly-owned by Donald Busby, the Chairman, Chief Executive Officer and a director of the Company, to provide marketing, consulting and management services. See "Item 6. Directors, Senior Management and Employees - Compensation." In consideration therefor, Boone is currently paid a monthly fee of $7,000 and out-of-pocket disbursements incurred by Boone on behalf of the Company. Management believes the arrangement with Boone is fair to the Company and similar to terms which could be obtained from unrelated third parties. During the year ended May 31, 2001, and the period from June 1, 2001 to November 30, 2001, the Company paid Boone $90,527 and $42,637, respectively.

2. The Company has retained Chase, a company wholly-owned by Mr. Nick DeMare, a director of the Company, to provide office premises, administrative, accounting and management services. In consideration therefor, Chase is paid a monthly fee of CDN$8,000 and out-of-pocket disbursements incurred by Chase on behalf of the Company. In addition, Chase may also provide the Company additional services which are billed at rates which Chase charges to unrelated third parties. Management believes the arrangement with Chase is fair to the Company and similar to terms which could be obtained from unrelated third parties. During the year ended May 31, 2001 and the period from June 1, 2001 to November 30, 2001, the Company paid Chase $81,995 and $42,299, respectively.

3. During the year ended May 31, 2001, the Company assisted Trimark in its financings, whereby the Company sold shares of Trimark from its holdings and used the proceeds to purchase, in private placement offerings conducted by Trimark, replacement shares of Trimark. The Company received warrants to purchase an additional 1,890,000 shares of Trimark as part of the private placements. In addition, during the year ended May 31, 2001, the Company acquired a further 120,000 shares of Trimark at a cost of $58,765.

4. During the year ended May 31, 2001, Boone arranged a line of credit of $600,000, from an arms-length financial institution, to be available at the Company's request. The line of credit was secured by real estate holdings of Donald W. Busby. At the Company's request, Boone borrowed $600,000 from the financial institution and these funds were then advanced to the Company. The repayment of the borrowing was on the same basis as that charged by the bank to Boone. The loan bore interest at 10% per annum, with blended monthly payments of $23,351. On March 14, 2001, the Company repaid the borrowing.

5. The Company has completed previous private placements of common stock and convertible debentures, the subscribers of which include i) companies wholly-owned by current and former directors, officers and principal shareholders of the Company. The securities issued pursuant to such private placements were issued in accordance with the pricing policies of the CDNX, and its predecessor, the VSE. During the year ended

     May 31, 2001 and the period from June 1, 2001 to November 30, 2001, the Company conducted the following private placements:

     (a)  Common Stock

                                                      PURCHASE     MARKET
                                     PARTICIPATION     PRICE      PRICE(1)
PLACEE                                BY INSIDERS       CDN$        CDN$      COMMENTS
----------------------               -------------    --------    -------     --------

PERIOD FROM JUNE 1, 2001 TO NOVEMBER 30, 2001

1,673,000 units                                         1.70        1.88

  -  Donald W. Busby                       885,000

  -  888 Capital Corp.                     125,000                            50% owned by Nick DeMare

  -  Nick DeMare                           583,000
                                        ----------
                                         1,593,000
                                        ==========
FISCAL YEAR ENDED MAY 31, 2001

2,260,000 units                                         1.25        1.35

  -  Boone Petroleum Inc.                  500,000                            Owned by Donald W. Busby

  -  Donald W. Busby 1999                  750,000                            Donald W. Busby is the
        Irrevocable                                                           Trust settlor of the trust and
                                                                              retains the power to remove the
                                                                              trustee.

  -  DNG Capital Corp.                   1,000,000                            Owned by Nick DeMare
                                        ----------
                                         2,250,000
                                        ==========


          (1) Quoted closing price on date of announcement of private placement.

     (b)  Convertible Debentures


                                           CONVERSION MARKET
                                             PARTICIPATION       PRICE     PRICE(1)
PLACEE                                        BY INSIDERS         CDN$       CDN$          COMMENTS
-------------------------                  ----------------      ------     -------         ---------

FISCAL YEAR ENDED MAY 31, 2001


$3,263,000 10% convertible debenture                            1.35(2)      1.35

  -  Donald W. Busby                            $450,000

  -  Donald W. Busby 1999                       $300,000                                   Donald W. Busby is the
         Irrevocable                                                                       Trust settlor of the trust
                                                                                           and retains the power to remove
                                                                                           the trustee.

  -  DNG Capital Corp.                          $263,000                                   Owned by Nick DeMare
                                             -----------
                                              $1,013,000
                                             ===========


          (1) Quoted closing price on date of announcement of convertible debenture financing.

          (2) The conversion price is CDN$1.35 on or before January 24, 2003 and CDN$1.56 on or before January 24, 2004.

6. The Company has disposed of and acquired certain of its interests in the East Lost Hills Joint Venture and the San Joaquin Joint Venture with Trimark. See "Item 4. Information on the Company - Business Overview - Principal Oil and Gas Properties - Material Properties - East Lost Hills Joint Venture and San Joaquin Joint Venture, California." Mr. Donald Busby, a director and officer of the Company, is a director of Trimark. Mr. Nick DeMare, a director of the company is a director of Trimark. Mr. Harvey Lim, an officer of the Company is an officer of Trimark.

See also "Item 6. Directors, Senior Management and Employees - Compensation."

INDEBTEDNESS OF DIRECTORS, OFFICERS, PROMOTERS AND OTHER MANAGEMENT

During the fiscal year ended May 31, 2000, the Company provided a relocation loan of $125,000 to Mr. Busby to assist him in relocating to Bakersfield, California from Conifer, Colorado. The loan bears interest at 5% per annum, compounded monthly, and is due on March 27, 2002. The $125,000 loan remained outstanding at May 31, 2001. As of November 30, 2001, $108,000 in principal remained outstanding on the loan.

Other than as described above during the fiscal year ended May 31, 2001, none of the directors, officers, promoters or other members of management or their associates or affiliates of the Company was indebted to the Company.

CONFLICTS OF INTEREST

The table below shows that certain directors of the Company are also directors, officers or shareholders of other companies which are engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations may give rise to conflicts of interest from time-to-time. The directors of the Company are required by law to act honestly and in good faith with a view to the best interest of the Company and to disclose any interest which they may have in any project or opportunity of the Company. However, each director has a similar obligation to other companies for which such director serves as an officer or director. The Company has no specific internal policy governing conflicts of interest. As of the date of this report, no conflicts of interest have arisen, except as described below and above. Where conflicts of interests arose, the directors of the Company disclosed their interests and abstained from voting on the transaction.

The following table identifies the name of each director of the Company and any company, which is a reporting issuer in Canada, and for which such director currently serves as an officer or director:


PRINCIPAL            REPORTING COMPANY                        CAPACITY                  PERIOD
---------            ------------------                       --------                  -------

Donald W. Busby      Aladdin Resources Corp.                  President and Director    January 2001 - present
                     Trimark Oil & Gas Ltd.                   Chairman                  April 1999 - present
                                                              President                 September 1999 - present; and
                                                                                        February 1997 - April 1999
                                                              Chief Executive Officer   February 1997 - present
                                                              Director                  December 1998 - present

Nick DeMare          Aladdin Resources Corp.                  Director                  January 2001 - present
                                                              Secretary                 January 2001 - November 2001
                     Andean American Mining Corp.             Secretary                 December 1995 - present
                     Dial Thru International Inc.             Director                  January 1991 - present
                     GGL Diamond Corp.                        Director                  May 1989 - present
                     Golden Peaks Resources Ltd.              Director                  January 1992 - present
                     Hydromet Technologies Limited            Director                  September 2000 - present
                     Kookaburra Resources Ltd.                Director                  June 1988 - present
                     Peruvian Gold Limited                    Director                  February 1993 - present
                     Trimark Oil & Gas Ltd.                   Director                  January 1996 - present
                     Planex Ventures Ltd.                     Director                  January 2000 - present

William Lee          Aladdin Resources Corp.                  Director                  January 2001 - present
                     IMA Exploration Inc.                     Director                  June 1996 to present

Harvey Lim           Aladdin Resources Corp.                  Director                  January 2001 - November 2001
                                                              Secretary                 November 2001 - present
                     Peruvian Gold Limited                    Secretary                 October 1995 - present
                     Trimark Oil & Gas Ltd.                   Secretary                 December 1988 - present
                     Planex Ventures Ltd.                     Director                  January 2000 - present


There are no known existing or potential conflicts of interest among the Company, promoters, directors, officers, principal holders of securities and persons providing professional services to the Company which could reasonably be expected to affect an investor's investment decision except as described in this section.

The Company does not have any agreements with its officers or directors, including any officers or directors with a conflict of interest, with respect to the amount of time they must spend on the Company's business.


ITEM 8.  FINANCIAL INFORMATION.
--------------------------------------------------------------------------------

DESCRIPTION                                                                 PAGE
-----------                                                                 ----
Audited Consolidated Financial Statements for the
Years Ended May 31, 2001, 2000 and 1999                                      F-1

SIGNIFICANT CHANGES

On August 31, 2001, being the end of the Company's first quarter of fiscal 2002, a ceiling test impairment charge of approximately $11.9 million was charged against earnings. Approximately $9.0 million of the impairment charge was based upon the fall in market prices for natural gas between May 31, 2001 and August 31, 2001 and the remaining $2.9 million related to additions and transfers to the depletable full cost pool during the quarter ended August 31, 2001. Under the full cost method, period end prices are required to be applied in assessing the carrying value of the Company's petroleum and natural gas interests. This assessment is conducted on a quarterly basis; future ceiling test impairment charges may be necessary due to the volatility in the market price of natural gas and the uncertain economic conditions which are expected to be present in North America in the foreseeable future.

DIVIDEND POLICY

The Company has not paid any dividends on its common shares and does not intend to pay dividends on its common shares in the immediate future. Any decision to pay dividends on its common shares in the future will be made by the board of directors on the Company on the basis of earnings, financial requirements and other such conditions that may exist at that time.


ITEM 9.  THE OFFER AND LISTING
--------------------------------------------------------------------------------

PRICE HISTORY

Effective November 29, 1999, the Vancouver Stock Exchange and the Alberta Stock Exchange merged and began operations as the CDNX. The CDNX classifies listed companies into two different tiers based on standards, including historical financial performance, stage of development, and financial resources. Tier I is the CDNX's premier tier and is reserved for the CDNX's most advanced issuers with the most significant financial resources. Tier I issuers benefit from decreased filing requirements and improved service standards. The majority of companies listed on the CDNX are Tier II companies. The Company is classified as a Tier I company and trades on the CDNX under the symbol "HTP".

The following table sets forth the market price ranges and the aggregate volume of trading of the common shares of the Company on the VSE and, subsequently the CDNX, for the periods indicated:

                CANADIAN VENTURE EXCHANGE STOCK TRADING ACTIVITY

                                                     SALES PRICE (CDN $)
                                               ----------------------------
YEAR ENDED                   VOLUME              HIGH                  LOW

May 31, 2001              57,231,095             $4.25                $1.00
May 31, 2000              60,856,599             $5.60                $1.20
May 31, 1999              19,661,995             $5.10                $1.80
May 31, 1998               2,949,370             $2.25                $1.45
May 31, 1997               1,256,300             $2.20                $0.88

                                                   SALES PRICE (CDN $)
                                               ----------------------------
QUARTER ENDED                VOLUME              HIGH                  LOW

August 31, 2001            7,074,077             $1.71                $0.43
May 31, 2001              20,443,779             $3.35                $1.42
February 28, 2001         16,978,516             $2.95                $1.15
November 30, 2000          4,515,334             $2.30                $1.00
August 31, 2000           15,293,466             $4.25                $1.40
May 31, 2000              18,713,432             $4.05                $1.30
February 28, 2000         10,184,866             $3.60                $1.20
November 30, 1999         17,796,388             $5.60                $2.40
August 31, 1999           14,161,913             $4.45                $1.88



                                                   SALES PRICE (CDN $)
                                               ----------------------------
MONTH ENDED                 VOLUME               HIGH                 LOW

November 30, 2001          1,996,575             $0.62                $0.25
October 31, 2001           4,021,044             $0.72                $0.29
September 30, 2001         2,616,526             $0.60                $0.25
August 31, 2001            3,026,614             $1.09                $0.43
July 31, 2001              1,605,068             $1.13                $0.72
June 30, 2001              2,446,395             $1.71                $1.00

On February 7, 2001, the Company's common shares were approved for quotation on the Over-the-Counter Bulletin Board system operated by the National Association of Securities Dealers under the symbol "HTPTF".

                             OTC-BB TRADING ACTIVITY

                                                     SALES PRICE (US$)
                                               ----------------------------
YEAR ENDED                  VOLUME               HIGH                 LOW

May 31, 2001(1)            2,488,400             $1.09               $0.32

(1)     Period from February 7, 2001 through February 28, 2001



                                                     SALES PRICE (US$)
                                               ----------------------------
QUATER ENDED                VOLUME               HIGH                 LOW

August 31, 2001            1,735,700             $1.09                $0.32
May 31, 2001               2,254,700             $2.03                $0.96
February 28, 2001(1)         233,700             $1.91                $1.50

(1)     Period from February 7, 2001 through February 28, 2001



                                                     SALES PRICE (US$)
                                               ----------------------------
MONTH ENDED                 VOLUME               HIGH                 LOW

November 30, 2001            546,500             $0.38                $0.27
October 31, 2001           1,733,800             $0.43                $0.21
September 30, 2001           632,700             $0.40                $0.17
August 31, 2001              747,500             $0.65                $0.32
July 31, 2001                200,500             $0.78                $0.50
June 30, 2001                787,700             $1.09                $0.69

ITEM 10.  ADDITIONAL INFORMATION.
--------------------------------------------------------------------------------

ARTICLES OF CONTINUANCE AND BYLAWS

The Company was incorporated under the laws of British Columbia, Canada on September 7, 1989 by registration of its Memorandum and Articles with the B.C. Registrar of Companies (the "BC Registrar") under the incorporation number 372193. On April 4, 1999, the Company was continued to the Yukon Territory, Canada by the registration of its Articles of Continuance with the Yukon Registrar of Corporations under the access number 27053 (the "Yukon Registrar").

The following is a summary of all material provisions of the Company's Articles of Continuance and Bylaws and certain provisions of the Yukon Business Corporations Act (the "Yukon Act"), applicable to the Company:

A. DIRECTOR'S POWER TO VOTE ON A PROPOSAL, ARRANGEMENT OR CONTRACT IN WHICH THE DIRECTOR IS MATERIALLY INTERESTED.

     A director or officer who is a party to, or who is a director or officer of or has a material interest in any person who is a party to, a material contract or proposed material contract must disclose the nature and extent of his interest in accordance with the Yukon Act. A director who holds such material interest may not vote on the transaction but will be counted in the quorum present at the meeting at which such vote is taken. A director that is a party to a material contract or proposed material contract cannot vote on any resolution to approve the contract unless the contract is:

     1. an arrangement by way of security for money lent to or obligations undertaken by a director, or by a body corporate in which a director has an interest, for the benefit of the corporation or an affiliate,

     2. a contract relating primarily to a director's remuneration as a director, officer, employee or agent of the corporation or an affiliate;

     3. a contract for purchasing and maintaining insurance to cover directors against liability incurred by them as directors as specified under the Yukon Act;

     4. a contract for the indemnification of a director by the corporation as specified under the Yukon Act; or

     5.   a contract with an affiliate.

B. DIRECTOR'S POWER, IN THE ABSENCE OF AN INDEPENDENT QUORUM, TO VOTE COMPENSATION TO THEMSELVES OR ANY MEMBERS OF THEIR BODY.

     The compensation of the directors is governed by the Company's By-laws which allow for the determination of remuneration to be paid by the Board of Directors.

C.   BORROWING POWERS EXERCISABLE BY THE DIRECTORS.

     The directors may, on behalf of the Company:

     1.   borrow money on the credit of the corporation;

     2.   issue, reissue, sell or pledge debt obligations of the corporation;

     3. give a guarantee on behalf of the corporation to secure performance of an obligation of any person, subject to certain conditions detailed in section 46 of the Yukon Act; or

     4. mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the corporation, owned or subsequently acquired to secure any obligation of the corporation.

D.   RETIREMENT AND  NON-RETIREMENT OF DIRECTORS UNDER AN AGE LIMIT REQUIREMENT.

     There are no such provisions applicable to the Company under its Articles of Continuance, By-laws or the Yukon Act.

E.   NUMBER OF SHARES REQUIRED FOR A DIRECTOR'S QUALIFICATION

     A director of the Company is not be required to hold a share in the capital of the Company as qualification of his office.

DESCRIPTION OF COMMON SHARES

The authorized capital of the Company consists of an unlimited number of common shares without par value. A complete description is contained in the Company's Articles of Continuance.

Of the Company's unlimited share capital, a total of 36,575,159 common shares were issued and outstanding as of November 30, 2001. All of the common shares of the Company rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and the entitlement of dividends. The holders of the common shares are entitled to receive notice of all shareholder meetings and to attend and vote at such meetings. Each common share carries with it the right to one vote. The common shares do not have preemptive or conversion rights. In addition, there are no sinking fund or redemption provisions applicable to the common shares.

The declaration of dividends on the common shares of the Company is within the discretion of the Company's Board of Directors. The Company has not paid any dividends on its common shares and has no policy with respect to the payment of dividends.

The Company's issued and outstanding common shares are not subject to further capital calls by the Company and there are no provisions in the Company's Articles of Continuance or Bylaws or the Yukon Act discriminating against any existing or prospective holder of the Company's common shares as a result of such shareholder owning a substantial number of shares.

Neither the Articles of Continuance nor the Bylaws of the Company have any limitations on non-resident or foreign ownership of the Company's common shares.

The Yukon Act provides that the rights and provisions attached to any class of shares may not be amended unless consented to by a separate resolution passed by a majority of not less than 2/3 of the votes cast, in person or by proxy, by holders of shares of that class. Shareholder Meetings

The Company's first annual general meeting must take place within eighteen months of the date of its incorporation and thereafter an annual general meeting will be held not later than fifteen months from its last meeting of shareholders, at such time and place as may be determined by the directors.

A notice of record date advising of the Company's annual general meeting and the date for which the determination of shareholders is to be fixed must be issued 7 days in advance of the record date. The notice of meeting, information circular, financial statements and proxy are to be mailed to the shareholders not less than 25 days prior to the meeting date. A quorum for the transaction of business at a general meeting is two shareholders present in person or represented by proxy representing a minimum of 5% of the issued voting shares in the Company.

Only members who are registered holders of the Company's shares at the close of business on the record date (a date which is not more than 50 days, nor less than 35 days prior to the date of the meeting) who either attend the meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the meeting.

On a show of hands, every person who is present and entitled to vote shall have one vote. Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the Chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried, an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the members upon the said question.

MATERIAL CONTRACTS

1. Form of Master Hedging Agreement dated December 17, 1999. See "Item 5. Operating and Financial Review and Prospects - Results of Operations."

2. Mutual Settlement and Release Agreement dated December 15, 1999 between the Company, Texstar Petroleum Inc. ("Texstar") and various other plaintiffs pursuant to which the Company agreed to pay Texstar $1,216,115. On December 21, 1999, the case was dismissed against all parties.

3. Agreement between Kern County Oil & Gas Inc., STB Energy, Inc., Trimark Resources, Inc. and Valley Oil & Gas, L.L.C. dated January 13, 2000, as amended, whereby the Company purchased an undivided 24% working interest (18% net revenue interest) in the HBY RA SUK; 11.G Black No. 1 Well (the "H.G. Black #1 Well"), located in Jefferson Davis Parish, Louisiana, and the associated leasehold, by paying $60,438 and funding its share of costs relating to the plugging of the H.G. Black #1 Well and the drilling of a sidetrack and completion of the H.G. Black #1 Well in the deeper Simon "A" Hackberry Sand. Valley is not an affiliate of the Company.

4. East Blossom Property Agreement, dated May 17, 2000, pursuant to which the Company entered into a farm- out agreement with Sunset Exploration Inc. ("Sunset"), whereby the Company agreed to earn a 65% working interest (48.75% net revenue interest) in the first well before payout and a 32.5% working interest (24.375% net revenue interest) after payout and in subsequent wells drilled in the East Blossom Prospect located in San Joaquin County, California. Sunset is not an affiliate of the Company.

5. Employment Agreement with DWB Management Ltd. dated September 1, 2000 (subsequently assigned to Boone Petroleum Inc.). See "Item 10. Directors, Senior Management and Employees - Compensation - Employee Agreement."

6. Purchase and Sale Agreement between STB Energy, Inc. and Exco Resources Inc. dated February 21, 2001. See "Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources."

7. 10% Convertible Debentures. See "Item 6. Directors, Senior Management and Employees - Other Convertible Securities - Debentures."

EXCHANGE CONTROLS

There are no governmental laws, decrees, or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends, or other payments to non-resident holders on the Company's Common Stock. Any remittances of dividends to United States residents are, however, subject to a 15% withholding tax (10% if the shareholder is a corporation owning at least 10% of the outstanding Common Stock of the Company) pursuant to Article X of the reciprocal tax treaty between Canada and the United States. See "Item 10. Additional Information Taxation."

Except as provided in the Investment Canada Act (the "Act"), there are no limitations specific to the rights of non- Canadians to hold or vote the common stock of the Company under the laws of Canada or in the charter documents of the Company.

Management of the Company considers that the following general summary fairly describes those material provisions of the Act pertinent to an investment by an American investor in the Company.

The Act requires a non-Canadian making an investment which would result in the acquisition of control of a Canadian business, the gross value of the assets of which exceeds certain threshold levels or the business activity of which is related to Canada's cultural heritage or national identity, to either notify, or file an application for review with, Investment Canada, the federal agency created by the Investment Canada Act.

The notification procedure involves a brief statement of information about the investment of a prescribed form which is required to be filed with Investment Canada by the investor at any time up to 30 days following implementation of the investment. It is intended that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada's cultural heritage and national identity.

If an investment is reviewable under the Act, an application for review in the form prescribed is normally required to be filed with Investment Canada prior to the investment taking place and the investment may not be implemented until the review has been completed and the Minister responsible for Investment Canada is satisfied that the investment is likely to be of net benefit to Canada. If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian must not implement the investment or, if the investment has been implemented, may be required to divest himself of control of the business that is the subject of the investment.

The following investments by non-Canadians are subject to notification under the
Act:

(1)  an investment to establish a new Canadian business; and

(2) an investment to acquire control of a Canadian business that is not reviewable pursuant to the Act.

The following investments by a non-Canadian are subject to review under the Act:

(1) direct acquisitions of control of Canadian businesses with assets of $5 million or more unless the acquisition is being made by an American investor;

(2) direct acquisitions of control of Canadian businesses with assets of $152,000,000 or more by an American investor;

(3) indirect acquisitions of control of Canadian businesses with assets of $5 million or more if such assets represent more than 50% of the total value of the assets of the entities, the control of which is being acquired, unless the acquisition is being made by an American investor;

(4) indirect acquisitions of control of Canadian businesses with assets of $152,000,000 or more by an American investor if such assets represent more than 50% of the total value of the assets of the entities, the control of which is being acquired;

(5) indirect acquisitions of control of Canadian businesses with assets of $50 million or more even if such assets represent less than 50% of the total value of the assets of the entities, the control of which is being acquired, unless the acquisition is being made by an American investor in which case there is no review; and

(6) an investment subject to notification that would not otherwise be reviewable if the Canadian business engages in the activity of publication, distribution or sale of books, magazines, periodicals, newspapers, audio or video music recordings, or music in print or machine-readable form.

Generally speaking, an acquisition is direct if it involves the acquisition of control of the Canadian business or of its Canadian parent or grandparent and an acquisition is indirect if it involves the acquisition of control of a non-Canadian parent or grandparent of an entity carrying on the Canadian business. Control may be acquired through the acquisition of actual or de jure voting control of a Canadian corporation or through the acquisition of substantially all of the assets of the Canadian business. No change of voting control will be deemed to have occurred if less than one-third of the voting control of a Canadian corporation is acquired by an investor.

An American, as defined in the Act includes an individual who is an American national or a lawful, permanent resident of the United States, a government or government agency of the United States, an American-controlled corporation, limited partnership, trust or joint venture and a corporation, limited partnership, trust or joint venture that is neither American-controlled or Canadian-controlled of which two-thirds of its board of directors, general partners or trustees, as the case may be, are any combination of Canadians and Americans.

The higher thresholds for Americans do not apply if the Canadian business engages in activities in certain sectors such as oil, natural gas, uranium, financial services (except insurance), transportation services or media activities.

The Act specifically exempts certain transactions from either notification or review. Included among the category of transactions is the acquisition of voting shares or other voting interests by any person in the ordinary course of that person's business as a trader or dealer in securities. Given the nature of the Company's business and the size of its operations, management does not believe the Investment Canada Act would apply to an investment in the Company's shares by a U.S. investor.

TAXATION

MATERIAL CANADIAN FEDERAL INCOME TAX CONSEQUENCES

Management of the Company considers that the following discussion fairly describes the material Canadian federal income tax consequences applicable to a holder of Common Stock of the Company who is a resident of the United States and who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his shares of Common Stock of the Company in connection with carrying on a business in Canada (a "non-resident shareholder").

This summary is based upon the current provisions of the Income Tax Act (Canada) (the "ITA"), the regulations thereunder (the "Regulations"), the current publicly announced administrative and assessing policies of Revenue Canada, Taxation and all specific proposals (the "Tax Proposals") to amend the ITA and Regulations announced by the Minister of Finance (Canada) prior to the date hereof. This description is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action.

DIVIDENDS

Dividends paid on the common stock of the Company to a non-resident will be subject to withholding tax. The Canada- U.S. Income Tax Convention (1980) provides that the normal 25% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as the Company) to residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation which is a resident of the United States which owns at least 10% of the voting shares of the corporation paying the dividend.

CAPITAL GAINS

In general, a non-resident of Canada is not subject to tax under the ITA with respect to a capital gain realized upon the disposition of a share of a corporation resident in Canada that is listed on a prescribed stock exchange.
For purposes of the ITA, the Company is listed on a prescribed stock exchange. Non-residents of Canada who dispose of shares of the Company will be subject to income tax in Canada with respect to capital gains if:

     (a)  the non-resident holder;
     (b) persons with whom the non-resident holder did not deal at arm's length; or
     (c) the non-resident holder and persons with whom the non-resident holder did not deal with at arm's length,

owned not less than 25% of the issued shares of any class or series of the Company at any time during the five-year period preceding the disposition. In the case of a non-resident holder to whom shares of the Company represent taxable Canadian property and who is resident in the United States, no Canadian taxes will be payable on a capital gain realized on such shares by reason of the Canada-U.S. Income Tax Convention (1980) (the "Treaty") unless the value of such shares is derived principally from real property situated in Canada. However, in such a case, certain transitional relief under the Treaty may be available.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes the material United States federal income tax consequences, under current law, applicable to a U.S. Holder (as defined below) of the Company's common stock. This discussion does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, nonresident alien individuals or foreign corporations, and shareholders owning common stock representing 10% of the vote and value of the Company. In addition, this discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial of recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. Holders and prospective holders of the Company's Common Stock should consult their own tax advisors about the federal, state, local and foreign tax consequences of purchasing, owning and disposing of shares of Common Stock of the Company.

U.S. HOLDERS

As used herein, a "U.S. Holder" is defined as (i) citizens or residents of the U.S., or any state thereof, (ii) a corporation or other entity created or organized under the laws of the U.S., or any political subdivision thereof,
(iii) an estate the income of which is subject to U.S. federal income tax regardless of source or that is otherwise subject to U.S. federal income tax on a net income basis in respect of the common stock, or (iv) a trust whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. fiduciaries who have the authority to control all substantial decisions of the trust, whose ownership of common stock is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

DISTRIBUTIONS ON SHARES OF COMMON STOCK

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to the Company's common stock are required to include in gross income for United States federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below.) To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common stock and thereafter as gain from the sale or exchange of such shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation. Dividends paid on the Company's common stock will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.

FOREIGN TAX CREDIT

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of the Company's common stock may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. Subject to certain limitations, Canadian taxes withheld will be eligible for credit against the U.S. Holder's United States federal income taxes. Under the Code, the limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividends paid by the Company generally will be either "passive" income or "financial services" income, depending on the particular U.S. Holder's circumstances. Foreign tax credits allowable with respect to each class of income cannot exceed the U.S. federal income tax otherwise payable with respect to such class of income. The consequences of the separate limitations will depend on the nature and sources of each U.S. Holder's income and the deductions appropriately allocated or apportioned thereto. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common stock should consult their own tax advisors regarding their individual circumstances.

DISPOSITION OF SHARES OF COMMON STOCK

A U.S. Holder will recognize gain or loss upon the sale of shares of common stock equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received; and (ii) the shareholder's tax basis in the common stock. This gain or loss will be capital gain or loss if the shares are a capital asset in the hands of the U.S. Holder, and such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the common stock for more than one year. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders who are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

OTHER CONSIDERATIONS

The Company has not determined whether it meets the definition of a "passive foreign investment company" (a "PFIC"). It is unlikely that the Company meets the definition of a "foreign personal holding company" (a "FPHC") or a "controlled foreign corporation" (a "CFC") under current U.S. law.

If more  than  50% of the  voting  power  or value  of the  Company  were  owned
(actually or constructively) by U.S. Holders who each owned (actually or constructively) 10% or more of the voting power of the Company's common shares ("10% Shareholders"), then the Company would become a CFC and each 10% Shareholder would be required to include in its taxable income as a constructive dividend an amount equal to its share of certain undistributed income of the Company. If (1) more than 50% of the voting power or value of the Company's common shares were owned (actually or constructively) by five or fewer individuals who are citizens or residents of the United States and (2) 60% or more of the Company's income consisted of certain interest, dividend or other enumerated types of income, then the Company would be a FPHC. If the Company were a FPHC, then each U.S. Holder (regardless of the amount of the Company's common shares owned by such U.S. Holder) would be required to include in its taxable income as a constructive dividend its share of the Company's undistributed income of specific types.

If 75% or more of the Company's annual gross income has ever consisted of, or ever consists of, "passive" income or if 50% or more of the average value of the Company's assets in any year has ever consisted of, or ever consists of, assets that produce, or are held for the production of, such "passive" income, then the Company would be or would become a PFIC. The Company has not provided assurances that it has not been and does not expect to become a PFIC. Please note that the application of the PFIC provisions of the Code to resource companies is somewhat unclear.

If the Company were to be a PFIC, then a U.S. Holder would be required to pay an interest charge together with tax calculated at maximum tax rates on certain "excess distributions" (defined to include gain on the sale of stock) unless such U.S. Holder made an election either to (1) include in his or her taxable income certain undistributed amounts of the Company's income or (2) mark to market his or her Company common shares at the end of each taxable year as set forth in Section 1296 of the Code.

INFORMATION REPORTING AND BACKUP WITHHOLDING

U.S. information reporting requirements may apply with respect to the payment of dividends to U.S. Holders of the Company's shares. Under Treasury regulations currently in effect, non-corporate holders may be subject to backup withholding at a 31% rate with respect to dividends when such holder (1) fails to furnish or certify a correct taxpayer identification number to the payor in the required manner, (2) is notified by the IRS that it has failed to report payments of interest or dividends properly or (3) fails, under certain circumstances, to certify that it has been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments.

INSPECTION OF DOCUMENTS

Copies of the documents referred to in this annual report may be inspected at the Company's corporate office at Suite 1305 - 1090 West Georgia Street, Vancouver, British Columbia V6E 3V7, during normal business hours.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.
--------------------------------------------------------------------------------

Not applicable.


ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.
--------------------------------------------------------------------------------

Not applicable.


                                     PART II

ITEM 13.  ITEM DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.
--------------------------------------------------------------------------------

Not applicable


ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.
--------------------------------------------------------------------------------

Not applicable.


ITEM 15.   [RESERVED]
--------------------------------------------------------------------------------

Not applicable.


ITEM 16.   [RESERVED]
--------------------------------------------------------------------------------

Not applicable.

                                    PART III


ITEM 17.  FINANCIAL STATEMENTS.
--------------------------------------------------------------------------------

See pages 61 through 88.


ITEM 18.  FINANCIAL STATEMENTS.
--------------------------------------------------------------------------------

Not applicable.


ITEM 19.  EXHIBITS.
--------------------------------------------------------------------------------


EXHIBIT NUMBER                             DESCRIPTION                                                    PAGE
--------------                             -----------                                                    ----

      1.1           Certificate of Continuance and Certificate of Registration for Hilton Petroleum        N/A
                    Ltd. (1)

      1.2           By-Laws for Hilton Petroleum Ltd. (1)                                                  N/A

      4.1           Hilton Petroleum Ltd. Acquisition of Stanford Oil & Gas Ltd. dated March 31,           N/A
                    1999 (1)

      4.2           Documents Relating to the Acquisition of Interest in East Lost Hills Joint             N/A
                    Venture and Greater San Joaquin Basin Joint Venture (1)

      4.3           Documents Relating to the Acquisition of Interest in Enserch Properties (1)            N/A

      4.4           Agreement dated September 12, 1997, between STB Energy Inc. and Trimark                N/A
                    Resources, Inc. and Trimark Oil & Gas, Inc. (1)

      4.5           Documents Relating to the Acquisition of Mississippi Prospects (1)                     N/A

      4.6           Operating Agreement of Hilton Petroleum Greater San Joaquin Basin Joint                N/A
                    Venture LLC (1)

     4.7a           Credit Agreement between STB Energy, Inc. and Bank One, Texas, National                N/A
                    Association dated November 14, 1997, as amended. (1)

     4.7b           Form of Amendment Number Four to the Credit Agreement between STB                      N/A
                    Energy, Inc. and Bank One, Texas, National Association. (2)

      4.8           8% Convertible Debenture (1)                                                           N/A

      4.9           9% Hilton Convertible Debenture (1)                                                    N/A

      4.1           9% Stanford Convertible Debenture (1)                                                  N/A

     4.11           Employment Agreement with Mr. Brad Colby (1)                                           N/A

     4.12           Share Purchase Agreement between Hilton Petroleum Ltd. and EJ Holdings                 N/A
                    Ltd. dated October 15, 1999 (1)

     4.13           Purchase and Sale Agreement between Hilton Petroleum, Inc., Boone                      N/A
                    Petroleum, Inc. and Sovereign Energy LLC dated July 7, 1999 (1)

     4.14           Form of Master (Hedging) Agreement dated December 17, 1999 (2)                         N/A



EXHIBIT NUMBER                             DESCRIPTION                                                    PAGE
--------------                             -----------                                                    ----

     4.15           Mutual Settlement and Release Agreement dated December 15, 1999 (2)                    N/A

     4.16           Agreement between Kern County Oil & Gas Inc., STB Energy, Inc., Trimark                N/A
                    Resources, Inc. and Valley Oil & Gas, L.L.C. dated January 13, 2000, as amended (3)

     4.17           East Blossom Property Agreement (3)                                                    N/A

     4.18           Employment Agreement with DWB Management Ltd. (4)                                      N/A

     4.19           Purchase and Sale Agreement between STB Energy, Inc. and EXCO Resources,               N/A
                    Inc. dated February 21, 2001 (5)

     4.20           10% Convertible Debentures                                                             89

      8.1           List of Subsidiaries                                                                   100



(1) Previously filed as an exhibit to the Company's registration statement on Form 20-F, filed with the Commission on November 26, 1999. File number 000-30390.

(2) Previously filed as an exhibit to the Company's registration statement on Form 20-F/A Amendment No. 1, filed with the Commission on March 30, 2000. File number 000-30390.

(3) Previously filed as an exhibit to the Company's Registration Statement on Form 20-F/A Amendment No. 3, filed with the Commission on September 28, 2000. File number 000-30390.

(4) Previously filed as an exhibit to the Company's Annual Report on Form 20-F, filed with the Commission on December 9, 2000. File number 000-30390.

(5) Previously filed with the Company's Form 6-K Report of Foreign Private Issuer, filed with the Commission on April 9, 2001. File number 000-30390.

                                   SIGNATURES


The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                                HILTON PETROLEUM LTD.



Dated:  December 10, 2001                       /s/ Nick DeMare
        --------------------                    --------------------------------
                                                Nick DeMare, Director

--------------------------------------------------------------------------------




                              HILTON PETROLEUM LTD.


                        CONSOLIDATED FINANCIAL STATEMENTS
                               FOR THE YEARS ENDED
                           MAY 31, 2001, 2000 AND 1999

          (Expressed in United States Dollars, unless otherwise stated)


--------------------------------------------------------------------------------

AUDITORS' REPORT




To the Shareholders of
Hilton Petroleum Ltd.


We have audited the consolidated balance sheets of Hilton Petroleum Ltd. as at May 31, 2001 and 2000 and the consolidated statements of operations, deficit and cash flow for the years ended May 31, 2001, 2000 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2001 and 2000 and the results of its operations and cash flow for the years ended May 31, 2001, 2000 and 1999 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected assets and shareholders' equity as at May 31, 2001 and 2000 and results of operations for the years ended May 31, 2001, 2000 and 1999 to the extent summarized in Note 13 to the consolidated financial statements.



Vancouver, B.C.                                               /s/ D&H Group
October 3, 2001, except for                                Chartered Accountants
  Note 16(c) which is as of November 7, 2001



                 (D&H Group was formerly known as Dyke & Howard)

                              HILTON PETROLEUM LTD.
                           CONSOLIDATED BALANCE SHEETS
                                  AS AT MAY 31
              (Expressed in U.S. Dollars, unless otherwise stated)


                                                                                       2001                2000
                                                                                        $                    $
                                   A S S E T S

CURRENT ASSETS
Cash                                                                                 1,960,493            2,396,422
Amounts receivable (Note 3)                                                          2,520,303              865,403
Prepaid expenses and deposits                                                          212,444              348,474
Marketable securities                                                                        -            1,443,378
Inventories                                                                            631,789                    -
                                                                                   -----------         ------------
                                                                                     5,325,029            5,053,677

PETROLEUM AND NATURAL GAS INTERESTS (Note 4)                                        29,721,112           35,051,725
CAPITAL ASSETS, net of accumulated
      depreciation of $2,619 (2000 - $74,689)                                           16,734               84,189
INVESTMENT (Note 5)                                                                    807,401            1,704,889
OTHER ASSETS (Note 6)                                                                  184,886              188,227
                                                                                   -----------         ------------
                                                                                    36,055,162           42,082,707
                                                                                   ===========         ============
                              L I A B I L I T I E S

CURRENT LIABILITIES
Accounts payable and accrued liabilities                                             3,538,045            2,819,729
Current portion of long-term debt (Note 7)                                                   -           14,903,857
                                                                                   -----------         ------------
                                                                                     3,538,045           17,723,586
LONG-TERM DEBT (Note 7)                                                              3,482,498              997,995
OTHER LIABILITIES (Note 8)                                                                   -            1,966,740
                                                                                   -----------         ------------
                                                                                     7,020,543           20,688,321
                                                                                   -----------         ------------
                      S H A R E H O L D E R S ' E Q U I T Y

SHARE CAPITAL (Note 9)                                                              41,151,991           32,687,210
EQUITY COMPONENT OF LONG-TERM DEBT (Note 7)                                            694,310                    -
DEFICIT                                                                            (12,811,682)         (11,292,824)
                                                                                   -----------         ------------
                                                                                    29,034,619           21,394,386
                                                                                   -----------         ------------
                                                                                    36,055,162           42,082,707
                                                                                   ===========         ============


APPROVED BY THE BOARD

/s/ Donald W. Busby      , Director
------------------------

/s/ Nick DeMare          , Director
------------------------


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                              HILTON PETROLEUM LTD.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                           FOR THE YEARS ENDED MAY 31
              (Expressed in U.S. Dollars, unless otherwise stated)



                                                                        2001              2000              1999
                                                                         $                 $                 $

REVENUES
Petroleum and natural gas sales                                       5,228,674         4,573,883         3,773,546
                                                                    -----------       -----------       -----------

OTHER EXPENSES
Production                                                            1,902,642         2,311,617         2,156,905
General and administrative                                            1,292,431         1,149,045         1,291,157
Depreciation and depletion                                            1,455,087         1,540,672         2,244,423
Legal and litigation costs                                                    -           238,749           302,557
Corporate finance fees                                                        -                 -           327,278
                                                                    -----------       -----------       -----------
                                                                      4,650,160         5,240,083         6,322,320
                                                                    -----------       -----------       -----------
OPERATING INCOME (LOSS)                                                 578,514          (666,200)       (2,548,774)
                                                                    -----------       -----------       -----------

OTHER INCOME (EXPENSES)
Interest and other income                                               101,354           278,803            95,916
Interest expense and related charges                                          -          (238,568)                -
Interest expense on long-term debt and other liabilities             (1,480,291)       (1,786,203)       (1,996,761)
Gain on sale of petroleum and natural gas interests                     212,473                 -                 -
Gain on sale of marketable securities                                    25,345           172,516                 -
Write-down of investment (Note 5)                                      (956,253)                -                 -
                                                                    -----------       -----------       -----------
                                                                     (2,097,372)       (1,573,452)       (1,900,845)
                                                                    -----------       -----------       -----------
LOSS BEFORE NON-CONTROLLING INTEREST                                 (1,518,858)       (2,239,652)       (4,449,619)
NON-CONTROLLING INTEREST IN
     LOSS OF SUBSIDIARY                                                       -                 -               147
                                                                    -----------       -----------       -----------
NET LOSS FOR THE YEAR                                                (1,518,858)       (2,239,652)       (4,449,472)
                                                                    ===========       ===========       ===========


BASIC AND DILUTED LOSS PER SHARE                                      $ (0.05)          $ (0.09)          $ (0.28)
                                                                    ===========       ===========       ===========
WEIGHTED AVERAGE NUMBER OF
     COMMON SHARES OUTSTANDING                                       31,702,355        23,983,605        16,110,192
                                                                    ===========       ===========       ===========










              The accompanying notes are an integral part of these
                       consolidated financial statements.

                              HILTON PETROLEUM LTD.
                       CONSOLIDATED STATEMENTS OF DEFICIT
                           FOR THE YEARS ENDED MAY 31
              (Expressed in U.S. Dollars, unless otherwise stated)



                                                                     2001              2000            1999
                                                                       $                 $               $

DEFICIT - BEGINNING OF YEAR                                      (11,292,824)       (9,053,172)     (3,975,540)

NET LOSS FOR THE YEAR                                             (1,518,858)       (2,239,652)     (4,449,472)
                                                                ------------      ------------    ------------
                                                                 (12,811,682)      (11,292,824)     (8,425,012)
COSTS INCURRED ON
     BUSINESS COMBINATION (Note 2)                                         -                 -        (232,801)

EXCESS OF COST OF COMMON SHARES
     CANCELLED OVER ASSIGNED VALUE                                         -                 -        (395,359)
                                                                ------------      ------------    ------------
DEFICIT - END OF YEAR                                            (12,811,682)      (11,292,824)     (9,053,172)
                                                                ============      ============    ============






              The accompanying notes are an integral part of these
                       consolidated financial statements.

                              HILTON PETROLEUM LTD.
                      CONSOLIDATED STATEMENTS OF CASH FLOW
                           FOR THE YEARS ENDED MAY 31
              (Expressed in U.S. Dollars, unless otherwise stated)


                                                                         2001              2000              1999
                                                                          $                 $                 $
CASH PROVIDED FROM (USED FOR)
OPERATING ACTIVITIES
Net loss for the year                                                (1,518,858)       (2,239,652)       (4,449,472)
Items not involving cash
     Depreciation and depletion                                       1,455,087         1,540,672         2,244,423
     Amortization of deferred charges                                    76,336           126,389           111,088
     Accretion of liability component of long-term debt                  77,145                 -                 -
     Gain on sale of petroleum and natural gas interests               (212,473)                -                 -
     Gain on sale of marketable securities                              (25,345)         (172,516)                -
     Non-controlling interest in loss of subsidiary                           -                 -              (147)
     Write-down of investment                                           956,253                 -                 -
     Unrealized foreign exchange loss                                   (59,203)                -                 -
                                                                    -----------       -----------       -----------
                                                                        748,942          (745,107)       (2,094,108)

Decrease (increase) in amounts receivable                            (1,529,900)        1,231,101        (1,780,330)
Decrease (increase) in prepaid expenses and deposits                    106,466          (168,315)          (66,899)
Increase in inventories                                                (631,789)                -                 -
Increase (decrease) in accounts payable and accrued liabilities         718,316           374,903          (230,109)
                                                                    -----------       -----------       -----------
                                                                       (587,965)          692,582        (4,171,446)
                                                                    -----------       -----------       -----------
FINANCING ACTIVITIES
Net proceeds from issuance of common shares                           6,361,338         9,337,563         6,139,547
Repurchase of common shares                                                   -                 -            (5,041)
Issuance of special warrants                                                  -                 -         2,408,618
Issuance of long-term debt                                            3,160,871                 -         7,333,308
Retirement of long-term debt                                        (14,903,857)         (962,737)       (2,445,267)
Increase in other assets                                               (214,498)         (141,045)          (62,751)
Increase (decrease) in other liabilities                                      -         1,966,740        (1,388,291)
Costs incurred on business combination                                        -                 -          (232,801)
                                                                    -----------       -----------       -----------
                                                                     (5,596,146)       10,200,521        11,747,322
                                                                    -----------       -----------       -----------
INVESTING ACTIVITIES
Investment                                                              (58,765)       (1,004,889)                -
Capital assets additions                                                (24,498)           (2,547)          (78,333)
Petroleum and natural gas interests expenditures                     (8,332,486)      (11,656,140)       (6,541,980)
Proceeds from sale of petroleum and natural gas interests            12,695,208           655,763         1,032,022
Amounts held in trust                                                         -                 -         2,496,208
Purchases of marketable securities                                     (175,568)       (1,281,633)         (671,801)
Proceeds from sale of marketable securities                           1,644,291           682,572                 -
                                                                    -----------       -----------       -----------
                                                                      5,748,182       (12,606,874)       (3,763,884)
                                                                    -----------       -----------       -----------
INCREASE (DECREASE) IN CASH FOR THE YEAR                               (435,929)       (1,713,771)        3,811,992

CASH - BEGINNING OF YEAR                                              2,396,422         4,110,193           298,201
                                                                    -----------       -----------       -----------
CASH - END OF YEAR                                                    1,960,493         2,396,422         4,110,193
                                                                    ===========       ===========       ===========


Supplemental disclosure with respect to the consolidated statements of cash flow (Note 15).


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                              HILTON PETROLEUM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2001, 2000 AND 1999
              (Expressed in U.S. Dollars, unless otherwise stated)


1.   ACCOUNTING POLICIES

     BASIS OF PRESENTATION

     These consolidated financial statements of Hilton Petroleum Ltd. (the "Company") have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The significant differences between these principles and those that would be applied under United States generally accepted accounting principles ("US GAAP") are disclosed in Note 13.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Actual results could differ from those reported.

     The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, Hilton Petroleum Inc. ("Hilton U.S.A."), Stanford Oil & Gas Ltd. ("Stanford") and STB Energy Inc. ("STB Energy"). Intercompany balances and transactions are eliminated on consolidation.

     PETROLEUM AND NATURAL GAS INTERESTS

     The Company follows the full cost method of accounting for petroleum and natural gas operations. Under this method all costs related to the exploration for and development of petroleum and natural gas reserves are capitalized on a country-by-country basis. Costs include lease acquisition costs, geological and geophysical expenses, overhead directly related to exploration and development activities and costs of drilling both productive and non-productive wells. Proceeds from the sale of properties are applied against capitalized costs, without any gain or loss being recognized, unless such a sale would significantly alter the rate of depletion and depreciation.

     Depletion of exploration and development costs and depreciation of production equipment is provided using the unit-of-production method based upon estimated proven petroleum and natural gas reserves. The costs of significant unevaluated properties are excluded from costs subject to depletion. For depletion and depreciation purposes, relative volumes of petroleum and natural gas production and reserves are converted into equivalent units based upon relative energy content. Depreciation of the gathering facility is charged to earnings over an estimated useful life of 10 years on a straight-line basis.

     In applying the full cost method, the Company performs a ceiling test whereby the carrying value of petroleum and natural gas interests and production equipment, net of future income taxes and the accumulated provision for site restoration and abandonment costs, is compared annually to an estimate of future net cash flow from the production of proven reserves. Net cash flow is estimated using period end prices, less estimated future general and administrative expenses, financing costs and income taxes. Should this comparison indicate an excess carrying value, the excess is charged against earnings.

     Substantially all of the Company's petroleum and natural gas exploration, development and production activities are conducted jointly with others and, accordingly, these consolidated financial statements reflect the Company's proportionate interest in such activities.

                              HILTON PETROLEUM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2001, 2000 AND 1999
              (Expressed in U.S. Dollars, unless otherwise stated)


1.   ACCOUNTING POLICIES (CONTINUED)

     HEDGING ACTIVITIES

     The Company uses forward contracts from time to time in order to manage its exposure to commodity price fluctuations. The net receipts or payments arising from the forward contracts are recognized in income during the same period and financial statement category as the corresponding hedged position.

     REVENUE RECOGNITION

     The Company recognizes petroleum and natural gas revenues from its interests in producing wells as petroleum and natural gas is produced and sold from these wells. The Company has no gas balancing arrangements in place. Petroleum and natural gas sold is not significantly different from the Company's product entitlement.

     CASH EQUIVALENTS

     Cash includes cash and short-term deposits maturing within 90 days of the original date of acquisition.

     MARKETABLE SECURITIES

     Marketable securities are recorded at the lower of cost and market value.

     INVENTORY

     Inventories consist of material inventory. The material inventory balances include equipment held for future use and is accounted for based on the lower of moving average cost method or market.

     CAPITAL ASSETS

     Capital assets are depreciated based on estimated useful life using the declining balance method at annual rates of between 20% and 30%.

     INVESTMENT

     The investment in affiliated corporation is accounted for using the cost method.

     DEFERRED FINANCING CHARGES

     The costs of obtaining long-term debt are deferred and amortized on a straight-line basis over the terms of these loans. The amortization of these charges is included in interest expense on long-term debt and other liabilities.

                              HILTON PETROLEUM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2001, 2000 AND 1999
              (Expressed in U.S. Dollars, unless otherwise stated)


1.   ACCOUNTING POLICIES (CONTINUED)

     TRANSLATION OF FOREIGN CURRENCIES

     Monetary items are translated at the rate of exchange in effect at the balance sheet date. Non-monetary items are translated at average rates in effect during the period in which they were earned or incurred. Gains and losses resulting from the fluctuation of foreign exchange rates have been included in the determination of income.

     INCOME TAXES

     Income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the consolidated financial statements and their respective tax bases, using enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. Future income tax assets are recognized to the extent that they are considered more likely than not to be realized.

     EARNINGS (LOSS) PER SHARE

     Earnings (loss) per common share amounts have been calculated and presented in accordance with the new recommendations of the Canadian Institute of Chartered Accountants.

     Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

     The new standard has been applied on a retroactive basis and had no impact on the amounts previously presented.

     SHARE OPTION PLAN

     The Company grants share options in accordance with the policies of the Canadian Venture Exchange (the "CDNX"), as described in Note 9(a). No compensation expense is recognized for this plan when shares or share options are issued pursuant to the plan. Consideration paid for shares on exercise of the share options is credited to share capital.

                              HILTON PETROLEUM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2001, 2000 AND 1999
              (Expressed in U.S. Dollars, unless otherwise stated)


2.   BUSINESS COMBINATION

     On April 1, 1999, pursuant to an agreement (the "Arrangement Agreement"), the Company completed a merger with Stanford. The transaction has been accounted for as a "continuity-of-interests". Under this basis, the combined company reflects the assets and liabilities at the values recorded by the Company and Stanford, with adjustments to put the accounting methods used by the combining companies on a common basis and the elimination of any intercompany transactions. In addition, these adjustments have been made retroactively and the financial statements of the combined company have been restated. Costs of $232,801 incurred on the business combination has been recorded as a capital transaction.


3.   AMOUNTS RECEIVABLE

                                                         2001           2000
                                                           $              $

     Trade accounts receivable                         1,022,862         733,045
     Insurance proceeds                                1,156,730               -
     Loan to officer (Note 6)                            125,000               -
     Due from Trimark Oil & Gas Ltd.                     115,452          44,761
     Other                                               100,259          87,597
                                                      ----------     -----------
                                                       2,520,303         865,403
                                                      ==========     ===========


4.   PETROLEUM AND NATURAL GAS INTERESTS

                                                          2001            2000
                                                           $                $
     Evaluated Properties
       Acquisitions and leasehold costs                2,540,077     13,530,648
       Exploration and development costs              15,539,937     14,081,737
       Gathering facility                                775,961              -
                                                      ----------     ----------
                                                      18,855,975     27,612,385
                                                      ----------     ----------
     Unevaluated Properties
       Acquisitions and leasehold costs                3,933,876      4,782,470
       Exploration costs                               8,280,216      9,760,633
                                                      ----------     ----------
                                                      12,214,092     14,543,103
                                                      ----------     ----------
                                                      31,070,067     42,155,488
     Less: accumulated depreciation,
         depletion and impairment                     (1,348,955)    (7,103,763)
                                                      ----------     ----------
                                                      29,721,112     35,051,725
                                                      ==========     ==========

     Property acquisition costs include costs incurred to purchase, lease, or otherwise acquire a property. Exploration costs include the costs of geological and geophysical activity, dry holes and drilling and equipping exploratory wells. Development costs include costs incurred to gain access to prepare development well locations for drilling, to drill and equip development wells.

                              HILTON PETROLEUM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2001, 2000 AND 1999
              (Expressed in U.S. Dollars, unless otherwise stated)



4.   PETROLEUM AND NATURAL GAS INTERESTS (continued)

     No write-down was required during the years ended May 31, 2001 and 2000 from the ceiling tests performed effective May 31, 2001 and 2000, respectively. The ceiling test is a cost-recovery test and is not intended to result in an estimate of fair market value.

     On March 8, 2001, the Company completed the sale of substantially all of its non-California petroleum and natural gas interests to Exco Resources Inc.("Exco") for net proceeds of $13,507,158, of which $12,695,208 was received as of May 31, 2001, and the remaining $811,950 is subject to a contractual dispute between the Company and Exco. The parties have agreed to put the disputed amount in escrow and proceed to arbitration. Management is of the opinion that the arbitration ruling will be in its favour. Settlement of this dispute will be recorded in income in the period of settlement.

     See also Notes 8 and 16(c).


5.   INVESTMENT

     At May 31, 2000, the Company held 1,960,000 common shares of Trimark Oil & Gas Ltd. ("Trimark"). The investment in Trimark was acquired under the following transactions:

          (i) pursuant to an agreement dated October 15, 1999, the Company purchased 800,000 shares of Trimark for $1,004,889, being below the quoted trading price at the time of the agreement, from a private company the principal of which is a relative of an officer of the Company; and

          (ii) receipt of 1,160,000 shares of Trimark on the sale of certain petroleum and natural gas interests described in Note 10(b).

     During the year ended May 31, 2001, the Company assisted Trimark in its financings, whereby the Company sold shares of Trimark from its holdings and used the proceeds to purchase, in private placement offerings conducted by Trimark, replacement shares of Trimark. The Company received warrants to purchase an additional 1,890,000 shares of Trimark as part of the private placements. In addition, during the year ended May 31, 2001, the Company acquired a further 120,000 shares of Trimark at a cost of $58,765. At May 31, 2001, the Company held 2,080,000 shares of Trimark, representing approximately 11.35% of the outstanding capital of Trimark.

     The Company has reviewed the carrying cost of its investment in Trimark and has made a decision to write-down its investment to $807,401, reflecting the quoted value of the Trimark shares at May 31, 2001. See also Note 16(b).

     Certain officers and directors of Trimark are also directors and officers of the Company.

                              HILTON PETROLEUM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2001, 2000 AND 1999
              (Expressed in U.S. Dollars, unless otherwise stated)


6.   OTHER ASSETS

                                                         2001          2000
                                                           $             $

     Deferred financing charges                          184,886         63,227
     Loan to officer                                     125,000        125,000
                                                      ----------     ----------
                                                         309,886        188,227
     Less current portion                               (125,000)             -
                                                      ----------     ----------
                                                         184,886        188,227
                                                      ==========     ==========

     During the year ended May 31, 2000, the Company provided a relocation loan to the Chairman of the Company. The loan bears interest at 5% per annum, compounded monthly, and matures on March 27, 2002. During the year ended May 31, 2001, interest income of $6,215 (2000 - $1,114) was received.


7.   LONG-TERM DEBT
                                                          2001           2000
                                                           $              $


     Credit Facility (a)                                       -     14,903,857
     10% Debentures (b)                                2,516,269              -
     9% Hilton Debentures (c) (2001
        and 2000 - CDN$1,493,500)                        966,229        997,995
     Borrowing (d                                              -              -
                                                      ----------     ----------
                                                       3,482,498     15,901,852
     Current portion of long-term debt                         -     14,903,857
                                                      ----------     ----------
                                                       3,482,498        997,995
                                                      ==========     ==========

     (a) The Company had maintained a credit facility (the "Credit Facility") with Bank One, Texas ("Bank One") with interest at the base rate, as established by Bank One, plus 1.5%, payable monthly. The maturity date was November 1, 2000 and the security was the majority of the Company's producing petroleum and natural gas interests. The Company was required to make minimum monthly principal repayments of $200,000. On March 8, 2001, the Company retired the Credit Facility from proceeds received from the sale of these interests.

     (b) The debentures (the "10% Debentures") comprise of $2,163,000 Series A and CDN $1,500,000 Series B. The 10% Debentures bear interest at 10% per annum, payable quarterly, and mature on January 24, 2004. The 10% Debentures are convertible, at the option of the holders, into common shares of the Company, at a price of CDN$1.35 per share during the first and second years and CDN$1.56 per share during the third year. The Company paid commissions and fees totalling $214,498 in connections with the financing. The Company also issued a total of 268,750 warrants to agents and finders. Each warrant entitles the holder to purchase one common share of the Company at a price of CDN $1.35 per share for a period of three years, expiring January 24, 2004.

                              HILTON PETROLEUM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2001, 2000 AND 1999
              (Expressed in U.S. Dollars, unless otherwise stated)


7.   LONG-TERM DEBT (continued)

          In accordance with generally accepted accounting principles relating to the presentation of convertible debt instruments, the 10% Debentures were segregated, on their date of issuance, between long-term debt and equity components of $2,439,124 and $694,310, respectively. The debt component reflects the present value of the principal after factoring out the conversion option value. The debt component is being accreted over the life of the 10% Debentures to the principal amount payable by periodic charges to earnings.

          The debt component, representing the value allocated to the liability at inception, is recorded as a long-term liability. The remaining component, representing the value ascribed to the holders' option to convert the principal balance into common shares, is classified in shareholders' equity as "equity component of long-term debt". Over the term of the 10% Debentures, the debt component will be accreted to the face value of the 10% Debentures by the recording of additional interest expense.

          At May 31, 2001, a total of $1,013,000 of the 10% Debentures were held by companies owned by directors of the Company and a trust, the grantor of which is an officer of the Company.

     (c) The debentures (the "9% Hilton Debentures") bear interest at 9% per annum, payable quarterly, and mature on April 30, 2003. As at May 31, 2001, the 9% Hilton Debentures are convertible, at any time before maturity, into units or shares of the Company on the following basis:

               i) on or before April 30, 2002, into shares at a conversion price of CDN$2.60 per share; and

               ii) May 1, 2002 to April 30, 2003, into shares at a conversion price of CDN$2.85 per share.

          At May 31, 2001, $841,043 of the 9% Hilton Debentures were held by a company owned by a director of the Company and a trust, the grantor of which is an officer of the Company.

     (d) During the year ended May 31, 2001, a private corporation owned by the Chairman of the Company arranged a line of credit of $600,000, from an arms-length financial institution, to be available at the Company's request. The line of credit was secured by real estate holdings of the Chairman. At the Company's request, the private corporation borrowed $600,000 from the financial institution and these funds were then advanced to the Company. The repayment of the borrowing was on the same basis as that charged by the bank to the related party. The loan bore interest at 10% per annum, with blended monthly payments of $23,351. On March 14, 2001, the Company repaid the borrowing.

                              HILTON PETROLEUM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2001, 2000 AND 1999
              (Expressed in U.S. Dollars, unless otherwise stated)


8.   OTHER LIABILITIES

     During the year ended May 31, 2000, the Company entered into an agreement to acquire an additional 4% capital interest in certain petroleum and natural gas interests in California. In order to finance this acquisition, the Company sold a 2.25% working interest in the San Joaquin Joint Venture to the Hilton Petroleum Greater San Joaquin LLC ("Hilton LLC"), a Colorado limited liability company, the investors of which are arms-length to the Company. The Company was the manager and operator of Hilton LLC. Hilton LLC members were required to fund their pro-rata share of all the capital requirements of Hilton LLC. In the event that a member failed to pay its additional cash call contributions within a specified time period, that defaulting member's interest would revert to the Company. If the default occurred within 24 months of the initial capital contribution, the member, no sooner than 12 months if the default occurred before 12 months, would receive common shares of the Company, at the then prevailing prices, for the member's investment cost. Accordingly, conditions for the recognition of the sale to Hilton LLC were not met and the Company recorded the costs incurred on the 2.25% working interest in the San Joaquin Joint Venture as petroleum and natural gas interests and all contributions made by Hilton LLC members as other liabilities. During the year ended May 31, 2001, the Hilton LLC members did not fund their capital requirements and the Company issued 1,558,730 common shares in settlement of the $1,966,740 outstanding.


9.   SHARE CAPITAL

     Authorized:  unlimited number of common shares without par value


     ISSUED:
                                                       2001                          2000                          1999
                                            ---------------------------   ---------------------------   ---------------------------
                                               SHARES         AMOUNT         SHARES         AMOUNT         SHARES         AMOUNT
                                                                 $                             $                             $


     Balance, beginning of year               27,503,961     32,687,210     20,330,188     20,290,865      14,411,189    13,430,971
                                             -----------    -----------    -----------    -----------     -----------    ----------
     Issued during the year
     For cash - private placements             2,322,500      1,968,525      4,220,000      9,068,909       1,298,442     1,847,545
              - rights offering                2,000,000      3,035,413              -              -               -             -
              - exercise of warrants           1,346,380      1,698,270        502,615        682,191         261,184       115,271
              - exercise of options                    -              -         78,945         71,104       2,075,125     2,337,363
     For retirement of other liabilities       1,558,730      1,966,740              -              -               -             -
     For interest on long-term debt              170,588        153,206              -              -               -             -
     For exercise of special warrants                  -              -      1,798,200      2,459,670       1,427,608     1,906,132
     For conversion of debentures                      -              -        574,013        657,920       1,428,513     1,278,418
     Less:  Share issue costs                          -       (357,373)             -       (543,449)              -       (66,765)
                                             -----------    -----------    -----------    -----------     -----------   -----------
                                               7,398,198      8,464,781      7,173,773     12,396,345       6,490,872     7,417,964
                                             -----------    -----------    -----------    -----------     -----------   -----------
                                              34,902,159     41,151,991     27,503,961     32,687,210      20,902,061    20,848,935
     Shares cancelled                                  -              -              -              -        (571,873)     (558,070)
                                             -----------    -----------    -----------    -----------     -----------   -----------
     Balance, end of year                     34,902,159     41,151,991     27,503,961     32,687,210      20,330,188    20,290,865
                                             ===========    ===========    ===========    ===========     ===========   ===========

                              HILTON PETROLEUM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2001, 2000 AND 1999
              (Expressed in U.S. Dollars, unless otherwise stated)


9.   SHARE CAPITAL (continued)

     (a) The Company grants share options in accordance with the policies of the CDNX. Under the general guidelines of the CDNX, the Company may reserve up to 10% of its issued and outstanding shares to its employees, directors or consultants to purchase shares of the Company.

          Stock options to directors and employees of the Company and consultants to acquire 2,363,752 shares were granted and outstanding as at May 31, 2001. These options are exercisable on varying dates expiring from calendar 2001 to calendar 2004 at prices ranging from CDN$1.33 to CDN $2.70 per share.

          Details of options outstanding are as follows:

                                                              2001                              2000
                                                --------------------------------   ------------------------------
                                                                   WEIGHTED                          WEIGHTED
                                                   NUMBER           AVERAGE           NUMBER          AVERAGE
                                                 OF OPTIONS     EXERCISE PRICE      OF OPTIONS    EXERCISE PRICE
                                                                       $                                 $

          Balance, beginning of year               1,760,416         2.11            1,734,361          1.99
          Granted                                  1,022,000         2.34              105,000          3.47
          Exercised                                        -           -               (78,945)         1.34
          Cancelled/expired                         (418,664)        2.39                    -            -
                                                  ----------                        ----------
          Balance, end of year                     2,363,752         2.19            1,760,416          2.11
                                                  ==========                        ==========

     (b) As at May 31, 2001, the Company had outstanding warrants issued pursuant to private placements, rights offering, special warrants and debentures, which may be exercised to purchase 8,371,917 shares. The warrants expire at various times until 2004 and may be exercised at prices ranging from CDN$1.35 per share to CDN$5.75 per share.

          Details of warrants outstanding are as follows:

                                                                                     2001                2000
                                                                                    NUMBER              NUMBER
                                                                                 OF WARRANTS         OF WARRANTS

          Balance, beginning of year                                               6,379,215           2,263,921
          Issued pursuant to private placements                                    2,291,250           3,623,750
          Issued pursuant to exercises of special warrants                                 -             899,100
          Issued pursuant to conversion of debentures                                      -              95,059
          Issued pursuant to rights offering                                       1,100,000                   -
          Issued pursuant to financing advisory services                              35,000                   -
          Issued pursuant to convertible debenture finder's and agent's fees         268,750                   -
          Exercised                                                               (1,346,381)           (502,615)
          Expired                                                                   (355,917)                  -
                                                                                 -----------         -----------
          Balance, end of year                                                     8,371,917           6,379,215
                                                                                 ===========         ===========

     (c)  See also Notes 7, 8 and 16(a).

                              HILTON PETROLEUM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2001, 2000 AND 1999
              (Expressed in U.S. Dollars, unless otherwise stated)


10.  RELATED PARTY TRANSACTIONS

     (a) During the year ended May 31, 2001 companies controlled by certain directors and officers of the Company charged $197,241 (2000 - $281,053; 1999 - $224,883) for accounting, management, professional and consulting fees.

     (b) During the year ended May 31, 1999, the Company and Trimark Inc. entered into a number of petroleum property agreements under which the Company, subject to regulatory approval, agreed to:

           (i) sell a portion of its interests in certain petroleum and natural gas properties, comprising a 4% capital interest (3% working interest) in the San Joaquin Joint Venture and a 0.7% reversionary interest in certain petroleum interests (the "East Lost Hills Joint Venture"), located in Kern County, California to Trimark Inc. for $1,450,000 cash. The 4% capital interest in the San Joaquin Joint Venture and the 0.7% reversionary interest in the East Lost Hills Joint Venture was originally purchased by the Company from an arms-length party for $1,400,000 cash; and

          (ii) reacquire the 0.7% reversionary interest in the East Lost Hills Joint Venture from Trimark Inc., at its ascribed carrying cost of $700,000, and sell a 1% working interest in the East Lost Hills Joint Venture to Trimark Inc. for the sum of $2,000,000. The net consideration of $1,300,000 consisted of $600,000 cash and $700,000 payable by the issuance of 1,160,000 common shares of Trimark at a price of CDN$0.90 per share.

          At May 31, 1999, the Company had received $713,354 and the remaining balance of $2,036,646 was included in amounts receivable. During the year ended May 31, 2000, the Company received regulatory approval and received the remaining cash proceeds of $1,336,646 and the shares of Trimark.

     (c) In June 1993, the Company terminated a former president who then initiated an action against the Company for wrongful dismissal and for sums allegedly owed for prior wages. In addition, a corporation controlled by this former president commenced legal proceedings to enforce certain security instruments which had been previously granted by the Company's former management to this company for a debt claimed to be owed. During the year ended May 31, 1999, the Company paid $1,042,377 to settle all claims which were made against the Company and associated legal and interest costs.

     (d) In past years the Company had received ongoing advances from companies controlled by certain directors of the Company. These amounts were recorded as other liabilities. During the year ended May 31, 1999, the Company repaid the amounts, plus accrued interest owing, to the related companies. During the year ended May 31, 1999, interest of $34,528, which was based on 8% per annum, was charged.

     (e) Other related party transactions are disclosed elsewhere in these consolidated financial statements.

                              HILTON PETROLEUM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2001, 2000 AND 1999
              (Expressed in U.S. Dollars, unless otherwise stated)


11.  INCOME TAXES

     Future income tax assets and liabilities of the Company as at May 31, 2001 and 2000 are as follows:


                                                                                       2001             2000
                                                                                        $                $

     Future income tax assets
          Losses carried forward                                                   12,232,000        8,426,000
          Other                                                                       210,000                -
     Future income tax liabilities
          Petroleum and natural gas interests                                      (6,700,000)      (2,300,000)
                                                                                  -----------      -----------
                                                                                    5,742,000        6,126,000
     Valuation allowance                                                           (5,742,000)      (6,126,000)
                                                                                  -----------      -----------
     Net future income tax asset                                                            -                -
                                                                                  ===========      ===========


     Future income tax assets and liabilities of the Company as at May 31, 2001 and 2000 are as follows:


                                                                                       2001             2000
                                                                                        $                $

     Income tax rate reconciliation
     Combined federal and provincial income tax rate                                       44%              44%
                                                                                  ===========      ===========

     Expected income tax recovery                                                     668,000          985,000
     Foreign income tax rate differences                                             (137,000)        (202,000)
     Non-deductible depreciation and depletion                                       (452,000)        (402,000)
     Deductible loss on sale of petroleum and natural gas interests                 1,786,000                -
     Non-deductible write-down of investment                                         (210,000)               -
     Deductible petroleum and natural gas interest expenditures                       885,000        2,620,000
     Non-taxable unrealized foreign exchange gains                                    374,000                -
     Unrecognized benefit of income tax losses                                     (2,914,000)      (3,001,000)
                                                                                  -----------      -----------
     Actual income tax recovery                                                             -                -
                                                                                  ===========      ===========


     As at May 31, 2001, the Company has accumulated non-capital losses for Canadian income tax purposes of approximately CDN$5.6 million, expiring from 2002 to 2008, and for United States income tax purposes of approximately $24 million, expiring from 2008 to 2021, which are available for application against future taxable income, the related benefits of which have not been recognized in these financial statements.

                              HILTON PETROLEUM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2001, 2000 AND 1999
              (Expressed in U.S. Dollars, unless otherwise stated)


12.  SEGMENTED INFORMATION

     As at May 31, 2001, the Company and its subsidiaries operated in one industry segment, the exploration for, and the development and production of petroleum and natural gas. The Company's current petroleum and natural gas interests are located in the United States and its corporate assets are located in Canada. Identifiable assets, revenues and net loss in each of these geographic areas are as follows:


                                                                                       2001
                                                               ---------------------------------------------------
                                                                IDENTIFIABLE                                NET
                                                                   ASSETS             REVENUES         INCOME (LOSS)
                                                                     $                   $                   $


     United States                                              35,045,041            5,289,381            301,014
     Canada                                                      1,010,121               40,647         (1,819,872)
                                                               -----------          -----------       ------------
                                                                36,055,162            5,330,028         (1,518,858)
                                                               ===========          ===========       ============





                                                                                      2000
                                                               ---------------------------------------------------
                                                                IDENTIFIABLE
                                                                   ASSETS             REVENUES           NET LOSS
                                                                     $                   $                   $


     United States                                              38,762,395            4,829,209         (1,505,783)
     Canada                                                      3,320,312               23,477           (733,869)
                                                               -----------          -----------       ------------
                                                                42,082,707            4,852,686         (2,239,652)
                                                               ===========          ===========       ============




                                                                                      1999
                                                               ---------------------------------------------------
                                                               IDENTIFIABLE
                                                                  ASSETS             REVENUES           NET LOSS
                                                                     $                   $                   $


     United States                                              30,416,645            3,766,066         (2,326,302)
     Canada                                                      3,219,933              103,396         (2,123,170)
                                                               -----------          -----------       ------------
                                                                33,636,578            3,869,462         (4,449,472)
                                                               ===========          ===========       ============

                              HILTON PETROLEUM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2001, 2000 AND 1999
              (Expressed in U.S. Dollars, unless otherwise stated)


13.  DIFFERENCES   BETWEEN  CANADIAN  AND  UNITED  STATES   GENERALLY   ACCEPTED
     ACCOUNTING PRINCIPLES

     (a) The consolidated financial statements of the Company have been prepared according to Canadian GAAP which differ in certain material respects from US GAAP. Material differences between Canadian and US GAAP and their effect on the Company's consolidated financial statements are summarized in the tables below.


                                                                         2001           2000           1999
                                                                          $              $              $


     Consolidated Statements of Operations
        and Comprehensive Income
     Loss for the year
        Canadian GAAP                                                 (1,518,858)    (2,239,652)    (4,449,472)
        Expenses incurred in business combination (i)                          -              -       (232,801)
        Stock option plan (vi)                                          (213,116)       (48,608)      (139,494)
        Other compensation expense (ix)                                 (151,495)      (460,394)      (620,614)
        Write-down of investment (iv)                                    956,253              -              -
        Accretion of liability component of
           long-term debt (x)                                             77,145              -              -
        Beneficial conversion feature on
             convertible debt securities (xi)                           (377,814)             -              -
                                                                    ------------    -----------    -----------
        US GAAP                                                       (1,227,885)    (2,748,654)    (5,442,381)
                                                                    ------------    -----------    -----------

     Other Comprehensive Income
          Unrealized holding gain (loss) on
               available-for-sale marketable securities (ii   )       (1,216,041)     1,335,077         67,943
          Less deferred income taxes                                           -              -        (31,253)
          Reclassification adjustment for gain on available
              for sale marketable securities included in net loss        (25,345)             -              -
                                                                    ------------    -----------    -----------
                                                                      (1,241,386)     1,335,077         36,690
                                                                    ------------    -----------    -----------
     Comprehensive income (loss) for the year                         (2,469,271)    (1,413,577)    (5,405,691)
                                                                    ============    ===========    ===========
          Earnings (loss) per share basic and
                fully diluted - US GAAP                                  (0.08)         (0.11)         (0.34)
                                                                    ============    ===========    ===========

                              HILTON PETROLEUM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2001, 2000 AND 1999
              (Expressed in U.S. Dollars, unless otherwise stated)







13.  DIFFERENCES   BETWEEN  CANADIAN  AND  UNITED  STATES  GENERALLY/   ACCEPTED
     ACCOUNTING PRINCIPLES (continued)


                                                                                        2001           2000
                                                                                         $               $

     Consolidated Balance Sheets

     Total Assets
         Canadian GAAP                                                              36,055,162      42,082,707
         Available for sale securities (ii)                                                  -       1,348,788
         Capital contributions with respect to related party transactions (iii)      1,846,667       1,846,667
         Capital distributions with respect to related party transaction (iv)                -      (1,004,889)
                                                                                   -----------     -----------
         US GAAP                                                                    37,901,829      44,273,273
                                                                                   ===========     ===========
     Total Liabilities
         Canadian GAAP                                                               7,020,543      20,688,321
         Equity component of long-term debt (x)                                        694,310               -
         Accretion of liability component of long-term debt                            (77,145)              -
                                                                                   -----------     -----------
         US GAAP                                                                     7,637,708      20,688,321
                                                                                   ===========     ===========
     Shareholders' Equity
         Canadian GAAP                                                              29,034,619      21,394,386
         Equity component of long-term debt (x)                                       (694,310)              -
         Accretion of long-term component of long-term debt (x)                         77,145               -
         Cumulative capital contributions with
              respect to related party transactions (iii)                            1,846,667       1,846,667
         Capital distribution with respect to related party transaction (iv)                 -      (1,004,889)
         Available for sale securities (ii)                                                  -       1,348,788
                                                                                   -----------     -----------
         US GAAP                                                                    30,264,121      23,584,952
                                                                                   ===========     ===========


          (i)  Expenses incurred in business combination

               US GAAP requires expenses incurred relating to a business combination similar to a pooling-of-interests transaction to be expensed in the period incurred, whereas under Canadian GAAP such costs are reflected as a capital transaction.

         (ii)  Marketable securities

               US GAAP requires marketable securities which are classified as available for sale to be carried at fair value, as determined by quoted published market prices, with unrealized losses and gains on available for sale securities to be included as a separate component of shareholders' equity. In addition, net realized gains and losses on security transactions would be determined on the specific identification cost basis and included in the determination of earnings for the year.

                              HILTON PETROLEUM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2001, 2000 AND 1999
              (Expressed in U.S. Dollars, unless otherwise stated)







13.  DIFFERENCES   BETWEEN  CANADIAN  AND  UNITED  STATES   GENERALLY   ACCEPTED
     ACCOUNTING PRINCIPLES (continued)

        (iii)  Capital contributions with respect to related party transactions

               As described in Note 10(b), the Company has sold certain of its petroleum interests to Trimark for a combination of monetary and non-monetary consideration. US GAAP requires that certain transfers  of  non-monetary  assets  to a  related  party  by its promoters or shareholders should generally be recorded at the transferor's historical cost, whereas under Canadian GAAP, transfers of non-monetary assets may be recorded based on the fair value of the consideration received under certain circumstances. Under Canadian GAAP, these transactions were recorded at their fair values. The transactions have been adjusted to reflect the sale of the petroleum interests based on the Company's historical cost basis.

         (iv)  Capital   distribution   with   respect  to  related   party
               transaction

               As described in Note 5, the Company purchased 800,000 shares of Trimark for monetary consideration. US GAAP requires that transfers of non-monetary assets from certain related parties should generally be recorded at the transferor's historical cost, whereas under Canadian GAAP, transfers of non-monetary assets may be recorded based on the agreed exchange amount under certain circumstances. Under Canadian GAAP this transaction was recognized at the agreed exchange amount. The transaction has been adjusted in 2000 and 1999 to reflect the purchase of the shares based on the transferor's historical cost basis. This adjustment is no longer necessary in 2001 as the investment was written down to fair value at May 31, 2001.

          (v)  Ceiling test on petroleum interests

               US GAAP requires that the net book value of proved petroleum interests not exceed the sum of the present value of estimated future net revenues (determined using current prices of petroleum production less estimated future expenditures to be incurred in developing and producing the proved reserves, discounted at ten percent). This ceiling test was performed effective May 31, 2001 and it was determined that no write-down of proved petroleum interests was necessary.

         (vi)  Stock options granted to consultants and non-employees

               The Company grants stock options which reserve common shares for issuance to consultants and other non-employees. Under Canadian GAAP, such stock options are not recognized for accounting purposes. Under US GAAP the Company has adopted the provisions of Statements of Financial Accounting Standards ("SFAS") 123 "Accounting for Stock Based Compensation" for stock options granted to consultants and non-employees.

               Accordingly, the Company has recognized stock based compensation for these stock option grants using the fair value method.

                              HILTON PETROLEUM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2001, 2000 AND 1999
              (Expressed in U.S. Dollars, unless otherwise stated)







13.  DIFFERENCES   BETWEEN  CANADIAN  AND  UNITED  STATES   GENERALLY   ACCEPTED
     ACCOUNTING PRINCIPLES (continued)

               The fair value of each option granted to a consultant or other non-employee is estimated on the date of grant using the Black-Scholes Option Pricing Model with the following assumptions used for grants during the years ended May 31, 2001, 2000 and 1999:


                                                                 2001             2000             1999

               Risk-free interest rate                           4.50%             6.75%           6.25%
               Expected volatility                                107%              92%             120%
               Expected lives                                   3 years         2 - 3 years     2 - 3 years



        (vii)  Stock option plan for employees and directors

               The Company has a stock option plan which reserves common shares for issuance to employees and directors. The Company has adopted the disclosure only provisions of SFAS No. 123 for stock options granted to employees and directors. Accordingly, no compensation cost has been recognized for the stock option plan. Had compensation costs for the Company's stock option plan been determined based on the fair value at the grant date for awards during the years ended May 31, 2001, 2000 and 1999 consistent with the provisions of SFAS No. 123, the Company's earnings
               (loss) and earnings (loss) per share would have been increased to the proforma amounts indicated below:


                                                                 2001             2000             1999
                                                                   $                $                $


               Earnings (loss) - as reported under US GAAP    (1,227,885)      (2,748,654)      (5,442,381)
               Earnings (loss) - proforma                     (1,918,509)      (2,824,740)      (7,717,965)

               Earnings (loss) per share - as reported
                  under US GAAP                                  (0.04)           (0.11)           (0.34)
               Earnings (loss) per share - proforma              (0.06)           (0.12)           (0.48)


               The fair market value of each option granted to an employee or director is estimated on the date of grant using the Black - Scholes Option Pricing Model with the following assumptions used for grants during the years ended May 31, 2001, 2000 and 1999:


                                                                 2001             2000             1999


               Risk-free interest rate                          4.79%            6.75%            6.25%
               Expected volatility                               109%             92%              120%
               Expected lives                                  3 years        2 - 3 years      2 - 3 years


                              HILTON PETROLEUM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2001, 2000 AND 1999
              (Expressed in U.S. Dollars, unless otherwise stated)







13.  DIFFERENCES   BETWEEN  CANADIAN  AND  UNITED  STATES   GENERALLY   ACCEPTED
     ACCOUNTING PRINCIPLES (continued)

       (viii) Private Placements of Common Stock and Special Warrants with Related Parties

               US GAAP requires disclosure of private placements conducted by the Company where directors and officers of the Company are participants. During the year ended May 31, 2001, directors, officers and companies controlled by the directors or officers acquired 2,250,000 shares or special warrants (2000 - 2,706,500; 1999 - 3,883,334) of the Company, pursuant to private placements conducted by the Company, for cash proceeds of $1,893,684 (2000 - $5,494,547; 1999 - $5,389,530).

         (ix)  Private Placements of Common Stock

               The Company conducts the majority of its equity financings pursuant to private placements. Under the policies of the CDNX, on which the Company's common stock is listed, the Company may provide a discount off the market price of the Company's common stock. US GAAP does not permit a discount from the market price. US GAAP requires the recognition of the market value of the Company's common stock as a credit to share capital, with a charge to operations for the portion of the discount relating to equity financings conducted with officers and directors of the Company and a charge to shareholders' equity, as a capital distribution, for the discount relating to the remaining portion of the equity financings.

               Under US GAAP, loss and capital distributions for the year ended May 31, 2001 would increase by $148,800 (2000 - $460,394; 1999 -
               $620,614)   and  $nil  (2000  -   $231,117;   1999  -   $98,112),
               respectively, and share capital, as at May 31, 2001 would increase by $1,731,717 (2000 - $1,582,917). There is no net change to shareholders' equity.

          (x)  Accretion of Liability Component of Long-term Debt

               Under Canadian GAAP, compound financial instruments such as convertible debentures are required to be accounted for at the fair value of their components. Such accounting is not permitted under US GAAP unless the components are detachable, which they are not in this case.

         (xi)  Beneficial Conversion Feature on Convertible Debt Securities

               Under US GAAP, additional interest expense is recognized when a convertible debt security is issued with an "in the money conversion rate". This additional interest expense is recognized in the year of issue when, as in the Company's case, the debt security is convertible at the time of issue. No such charge is required under Canadian GAAP.

     (b)  The  Company's  consolidated  statements  of cash flow  comply with US
          GAAP.

                              HILTON PETROLEUM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2001, 2000 AND 1999
              (Expressed in U.S. Dollars, unless otherwise stated)



13.  DIFFERENCES   BETWEEN  CANADIAN  AND  UNITED  STATES   GENERALLY   ACCEPTED
     ACCOUNTING PRINCIPLES (continued)

     (c)  New Technical Pronouncements

          In September 2000, SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - A Replacement of FASB Statement No. 125" was issued. Adoption of SFAS No. 140 is not expected to have an impact on the Company's financial statements.

          In June 2001, SFAS No. 141 "Business Combinations" was issued. Adoption of SFAS No. 141 is not expected to have an impact on the Company's financial statements.

          Also in June 2001, SFAS No. 142 "Goodwill and Other Intangible Assets" was issued. Adoption of SFAS No. 142 is not expected to have an impact on the Company's financial statements.


14.  FINANCIAL INSTRUMENTS

     The fair value of financial instruments at May 31, 2001 and 2000, was estimated based on relevant market information and the nature and terms of financial instruments. Management is not aware of any factors which would significantly affect the estimated fair market amounts, however, such amounts have not been comprehensively revalued for purposes of these financial statements. Disclosure subsequent to the balance sheet dates and estimates of fair value at dates subsequent to May 31, 2001 may differ significantly from that presented.

     (a)  Commodity Price Risk Management

          As at May 31, 2001, the Company has not entered into any forward contracts to hedge against general reductions in petroleum and natural gas prices.

     (b)  Credit Risk Management

          Amounts receivable include accounts receivable for petroleum and natural gas sales in the United States. These sales are generally made to large, credit-worthy purchasers. The Company views the credit risks on these items as low.

     (c)  Fair Value of Other Financial Instruments

          Fair value approximates the amounts reflected in the financial statements for cash, amounts receivable, investment in affiliated corporations, accounts payable and accrued liabilities and long- term debt.

                              HILTON PETROLEUM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2001, 2000 AND 1999
              (Expressed in U.S. Dollars, unless otherwise stated)


15.  SUPPLEMENTARY CASH FLOW INFORMATION

     Non-cash investing and financing activities were conducted by the Company as follows:



                                                                         2001           2000           1999
                                                                           $              $              $

     Operating activities
          Decrease in amounts receivable                                       -        700,000              -
          Increase in prepaid expenses and deposits                     (153,206)             -              -
                                                                     -----------    -----------    -----------
                                                                        (153,206)       700,000              -
                                                                     ===========    ===========    ===========
     Investing activities
          Investment in affiliated corporation                                 -       (700,000)             -
          Acquisition of non-controlling interest in subsidiary                -         22,932              -
                                                                     -----------    -----------    -----------
                                                                               -       (677,068)             -
                                                                     ===========    ===========    ===========
     Financing activities
          Deferred debenture charges                                      16,503          7,757              -
          Common share issue costs                                       (16,503)        (7,757)             -
          Conversion of debentures                                             -       (657,920)    (1,278,418)
          Conversion of special warrants                                       -     (2,459,670)    (1,906,132)
          Issuance of common shares                                            -      3,117,590      3,184,550
          Petroleum and natural gas interest expenditures                      -        (22,932)             -
          Issuance of common shares for debenture interest               153,206              -              -
          Issuance of common shares on
             retirement of other liabilities                           1,966,740              -              -
          Retirement of other liabilities                             (1,966,740)             -              -
                                                                     -----------    -----------    -----------
                                                                         153,206        (22,932)             -
                                                                     ===========    ===========    ===========

     Other supplementary cash flow information:


                                                                         2001           2000           1999
                                                                           $              $              $


     Interest paid in cash                                             1,326,811      1,919,052      2,005,513
                                                                     ===========    ===========    ===========
     Income taxes paid in cash                                                 -              -              -
                                                                     ===========    ===========    ===========

                              HILTON PETROLEUM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2001, 2000 AND 1999
              (Expressed in U.S. Dollars, unless otherwise stated)


16.  SUBSEQUENT EVENTS

     (a) During July 2001, the Company completed a private placement of 1,673,000 units at CDN $1.70 per unit. Each unit is comprised of one common share and one non-transferable share purchase warrant. Two share purchase warrants entitles the holder to purchase an additional share at CDN $1.88 per share for a period of three years. A fee of CDN $6,400 cash was paid and warrants were issued entitling the agents to purchase up to 325,200 shares of the Company on the same terms as the share purchase warrants.

     (b) Subsequent to May 31, 2001, the Company sold 440,000 shares of Trimark for net proceeds of $98,116, recognizing a loss of $73,484. The Company intends to utilize the proceeds from the sale of the Trimark shares to participate in a convertible debenture financing to be completed by Trimark, the terms of which remain to be finalized.

     (c) On August 31, 2001, being the end of the Company's first quarter of fiscal 2002, a ceiling test impairment charge of approximately $11.9 million was charged against earnings. Approximately $9.0 million of the impairment charge was based upon the fall in market prices for natural gas between May 31, 2001 and August 31, 2001 and the remaining $2.9 million related to additions and transfers to the depletable full cost pool during the quarter ended August 31, 2001. Under the full cost method, period end prices are required to be applied in assessing the carrying value of the Company's petroleum and natural gas interests. This assessment is conducted on a quarterly basis; future ceiling test impairment charges may be necessary due to the volatility in the market price of natural gas and the uncertain economic conditions which are expected to be present in North America in the foreseeable future.


17.  SUPPLEMENTAL OIL AND GAS INFORMATION (UNAUDITED)

     The following information, pertaining to the Company's oil and gas producing activities for the years ended May 31, 2001, 2000 and 1999 is presented in accordance with SFAS No. 69, "Disclosure About Oil and Gas Producing Activities".

     COSTS INCURRED IN OIL AND GAS EXPLORATION AND DEVELOPMENT ACTIVITIES

     The following costs were incurred by the Company in oil and gas property acquisition; exploration and development activities during the years ended May 31:


                                                                        2001             2000            1999
                                                                          $               $                $

     Property acquisition costs
            Proved                                                            -         164,597        2,152,607
            Unproved                                                    180,721       3,633,390        2,690,534
     Exploration costs                                                6,676,601       7,136,679          834,599
     Development costs                                                  699,203         524,212          697,838
     Other                                                              775,961         197,262          166,402
                                                                    -----------     -----------      -----------
                                                                      8,332,486      11,656,140        6,541,980
                                                                    ===========     ===========      ===========


                              HILTON PETROLEUM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2001, 2000 AND 1999
              (Expressed in U.S. Dollars, unless otherwise stated)


17.  SUPPLEMENTAL OIL AND GAS INFORMATION (UNAUDITED) (continued)

     Property acquisition costs include costs incurred to purchase, lease or otherwise acquire a property. Exploration costs include the costs of geological and geophysical activity, dry holes and drilling and equipping exploratory wells. Development costs include costs incurred to gain access to and prepare development well locations for drilling, and to drill and equip development wells.

     OIL AND GAS RESERVES

     The following reserve related information are based on reserve reports prepared by Petrotech Engineering Ltd. (May 31, 2001), Lee Keeling and Associates (May 31, 2000 and 1999), independent reservoir engineers. Reserve estimates are inherently imprecise and are continually subject to revisions based on production history, results of additional exploration and development, prices of oil and gas and other factors.


                                                   2001                         2000                        1999
                                       --------------------------  --------------------------  ----------------------------
                                           OIL            GAS           OIL           GAS            OIL            GAS
                                         (BBLS)          (MCF)        (BBLS)         (MCF)         (BBLS)          (MCF)

     PROVED DEVELOPED AND
        UNDEVELOPED RESERVES

     Beginning of year                     746,443     19,002,112    1,267,531     21,988,428     1,065,267      20,369,695
     Revisions to previous estimates             -              -     (460,070)    (1,634,166)      193,500         910,085
     Purchase of minerals in place               -              -          648         57,965       110,895       2,140,136
     Extensions and discoveries            290,444      5,280,002            -              -             -               -
     Production                            (41,067)    (1,105,599)     (57,080)    (1,297,608)      (68,105)     (1,121,436)
     Sales of minerals in place           (710,603)   (18,021,783)      (4,856)      (112,507)      (34,026)       (310,052)
                                       -----------   ------------  -----------   ------------   -----------   -------------
     End of year                           285,217      5,154,732      746,443     19,002,112     1,267,531      21,988,428
                                       ===========   ============  ===========   ============   ===========   =============
     PROVED DEVELOPED RESERVES

     Beginning of year                     364,797     17,670,500      638,287     15,223,231       658,328      17,644,934
                                       ===========   ============  ===========   ============   ===========   =============
     End of year                           285,217      5,154,732      364,797     17,670,500       638,287      15,223,231
                                       ===========   ============  ===========   ============   ===========   =============


     STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS

     The standardized measure of discounted future net cash flows is based on estimated quantities of proven reserves and the future periods in which they are expected to be produced and on year-end economic conditions. Estimated future gross revenues are priced on the basis of year-end prices. Estimated future gross revenues are reduced by estimated future development and production costs, as well as estimated future income tax expense. Future income tax expenses have been computed considering the tax basis of the oil and gas properties plus available carryforwards and credits.

     The standardized measure of discounted future net cash flows should not be construed to be an estimate of the fair market value of the Company's proved reserves. Estimates of fair value would also take into account anticipated changes in future prices and costs, the reserve recovery variances from estimate proved reserves and a discount factor more representative of the time value of money, and the inherent risks in producing oil and gas. Significant changes in estimate reserve volumes or product prices could have a material effect on the Company's consolidated financial statements.

                              HILTON PETROLEUM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2001, 2000 AND 1999
              (Expressed in U.S. Dollars, unless otherwise stated)


17.  SUPPLEMENTAL OIL AND GAS INFORMATION (UNAUDITED) (continued)


                                                                      2001             2000             1999
                                                                       $                 $               $


     Future cash inflows                                           57,839,525       85,369,489      67,901,079
     Future production costs                                       (1,889,943)     (25,752,917)    (26,396,943)
     Future development costs                                        (606,250)      (1,666,250)     (3,770,276)
     Future income tax expenses                                    (4,908,565)      (6,375,052)     (3,140,603)
                                                                -------------     ------------    ------------
     Future net cash flows                                         50,434,767       51,575,270      34,593,257
     10% annual discount for estimated timing of cash flows       (24,239,302)     (26,260,476)    (13,400,963)
                                                                -------------     ------------    ------------
     Standardized measure of discounted future cash flows          26,195,465       25,314,794      21,192,294
                                                                =============     ============    ============


     The following are the principal sources of changes in the standardized measure of discounted future net cash flows:


                                                                      2001             2000            1999
                                                                        $               $                $

     Net change in sales price and production costs                         -       19,186,978       2,759,091
     Development costs incurred                                       130,654          585,002         338,599
     Changes in estimated future development costs                    833,220        1,320,444      (2,485,599)
     Sales and transfers of oil and gas produced,
          net of production costs                                  (2,819,340)      (2,446,586)     (1,131,178)
     Net change due to extensions and discoveries                  28,689,011                -               -
     Net change due to purchases and sales of
          minerals in place                                       (28,870,962)        (205,530)      1,758,901
     Net change due to revisions in quantities                              -      (13,929,923)      1,269,575
     Net change in income taxes                                       292,012         (418,744)        289,376
     Accretion of discount                                          2,688,177        2,234,053       1,784,321
     Net change due to crude oil and natural gas hedge               (141,208)      (2,006,317)              -
     Other                                                             79,107         (196,877)        203,609
                                                                -------------     ------------    ------------
     Net change                                                       880,671        4,122,500       4,786,695
     Beginning of year                                             25,314,794       21,192,294      16,405,599
                                                                -------------     ------------    ------------
     End of year                                                   26,195,465       25,314,794      21,192,294
                                                                =============     ============    ============
