Form 20-F/A
period 2001-05-31
HILTON PETROLEUM LTD
filed 2002-04-05
CIK 1099957

FORM 20-F/A
                                AMENDMENT NO. 1


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

Yes      X        No
    -----------      ---------

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17     X     Item 18                                          Page 1 of 33
        ---------         ---------

This amendment is being filed for the purpose of updating the Auditor's Report on the financial statements contained herein and contains only those items relating to such statements.



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

                                    PART III


ITEM 17.  FINANCIAL STATEMENTS.
--------------------------------------------------------------------------------


See pages F-1 through F-28.



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

     4.17           East Blossom Property Agreement (3)                                                    N/A

     4.18           Employment Agreement with DWB Management Ltd. (4)                                      N/A

     4.19           Purchase and Sale Agreement between STB Energy, Inc. and EXCO Resources,               N/A
                    Inc. dated February 21, 2001 (5)


     4.20           10% Convertible Debentures (6)                                                         N/A

      8.1           List of Subsidiaries (6)                                                               N/A



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

(4) Previously filed as an exhibit to the Company's Annual Report on Form 20-F, filed with the Commission on December 9, 2000. File number 000-30390.

(5) Previously filed with the Company's Form 6-K Report of Foreign Private Issuer, filed with the Commission on April 9, 2001. File number 000-30390.


(6) Previously filed as an exhibit to the Company's Annual Report on Form 20-F, filed with the Commission on December 12, 2001. File number 000-30390.

                                   SIGNATURES


The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                                HILTON PETROLEUM LTD.



Dated:      April 4, 2002                       /s/ Harvey Lim
        --------------------                    --------------------------------
                                                Harvey Lim, Secretary

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


We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.


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



