Form 20-F
period 2002-05-31
HILTON PETROLEUM LTD
filed 2002-12-02
CIK 1099957

United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    FORM 20-F

(Mark One)
[ ] Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

                                       or

[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

                    FOR THE FISCAL YEAR ENDED MAY 31, 2002

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

                   36,575,159 COMMON SHARES AS OF MAY 31, 2002

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes      X        No
    -----------      ---------

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17     X     Item 18                                          Page 1 of 106
        ---------         ---------                                    ---  ----

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

gross acres              The total number of acres in which the Company  holds a
                         working interest or the right to earn a working interest.

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

net revenue interest     The  percentage  interest  in which the  lessor has the
                         right to receive a specified fractional share of the mineral produced from the property or value thereof.

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

proved oil and
gas reserves             Proved  oil  and  gas   reserves   are  the   estimated
                         quantities  of crude oil,  natural gas, and natural gas
                         liquids   which   geological   and   engineering   data
                         demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e. prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.


                         (i) Reservoirs are considered proved if economic producability is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes:

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

                         (iii)Estimates  of proved  reserves  do not include the
                              following:


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

proved developed oil
and gas reserves         Reserves  that can be expected to be recovered  through
                         existing wells with and gas reserves existing equipment
                         and operating methods.  Additional oil and gas expected
                         to  be  obtained   through  the  application  of  fluid
                         injection or other  improved  recovery  techniques  for
                         supplementing  the  natural  forces and  mechanisms  of
                         primary   recovery   should  be   included  as  "proved
                         developed  reserves"  only  after  testing  by a  pilot
                         project or after the operation of an installed  program
                         has   confirmed   through   production   response  that
                         increased recovery will be achieved.

proved undeveloped
reserves Reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units are claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances are estimates for proved undeveloped reserves attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests
                         in  the  area  and  in  the  same   reservoir.

proved properties        Properties with proved  reserves.

unproved  properties
                         Properties  with  no  proved   reserves.

reversionary interest    A portion of an economic interest that will be returned
                         to its former owner after a predetermined amount of production or income has been produced.

undeveloped acreage      Lands on which  there are no current reserves assigned.

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

workover A major remedial operation on a completed well to restore, maintain, or improve the well's production. Workovers use workover rigs and can take many forms such as acidizing or fracing the well or removal of sand or paraffin buildup. The term workover is also used for deepening an existing well or plugging back to produce from a shallower formation.

Forward Looking Statements

Pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 (the "PSLRA"), the Company cautions readers regarding forward looking statements found in the following discussion and elsewhere in this annual report and in any other statement made by, or on the behalf of the Company, whether or not in future filings with the SEC. Forward looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments. Forward looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company's control and many of which, with respect to future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward looking statements made by or on behalf of the Company. The Company disclaims any obligation to update forward looking statements. Readers should also understand that under Section 27A(b)(2)(D) of the Securities Act, and
Section 21E(b)(2)(D) of the Securities Exchange Act, the "safe harbor" provisions of the PSLRA do not apply to statements made in connection with an initial public offering.

                                     PART I

ITEM 1.  DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.
--------------------------------------------------------------------------------
Not applicable.



ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.
--------------------------------------------------------------------------------
Not applicable.



ITEM 3.  KEY INFORMATION.
--------------------------------------------------------------------------------

SELECTED FINANCIAL DATA

The selected financial data of the Company for the years ended May 31, 2002, 2001 and 2000, was derived from the financial statements of the Company which have been audited by D & H Group (formerly Dyke & Howard), independent Chartered Accountants, as indicated in their report which is included elsewhere in this report. The selected financial data set forth for the years ended May 31, 1999 and 1998 are derived from the Company's audited financial statements, not included herein.

The information in the following table was extracted from the more detailed consolidated financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under the heading "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations."

Reference is made to Note 12 of the Company's consolidated financial statements included herein for a discussion of the material differences between Canadian generally accepted accounting principles ("GAAP") and U.S. GAAP, and their effect on the Company's financial statements.


                                                                         Year Ended May 31,
                                                                 (in '000s, except per share data)
                                                  -----------------------------------------------------------------
                                                      2002          2001          2000          1999           1998
                                                      ----          ----          ----          ----           ----

Revenues                                              $231        $5,229        $4,574        $3,774         $2,945
Interest Income and Other                             $854          $101          $279           $96           $143
Production Costs                                      $168        $1,903        $2,312        $2,157         $1,378
General and Administrative                            $816        $1,292        $1,149        $1,291           $865
Interest Expense on Long-Term Debt                    $694        $1,480        $1,786        $1,997           $968
Depreciation, Depletion and Impairment             $26,111        $1,455        $1,541        $2,244         $5,678
Legal and Litigation                                     -             -          $239          $303           $176
Corporate Finance Fees                                   -             -             -          $327              -
Gain on Sale of Petroleum Interests                      -         $(212)            -             -        $(2,147)
Gain on Sale of Marketable Securities                    -          $(25)        $(173)            -          $(895)
Write-down of Investment                              $700          $956             -             -              -
Non-controlling Interest                                 -             -             -             -            $11
Earnings (Loss)                                   $(27,985)      $(1,519)      $(2,240)      $(4,450)       $(2,924)
Earnings (Loss) Per Share                          $(0.77)       $(0.05)       $(0.09)       $(0.28)        $(0.22)
Weighted Average Number of Shares                   36,410        31,702        23,984        16,110         13,201
Dividends per Share                                  $0.00         $0.00         $0.00         $0.00          $0.00
Working Capital (Deficiency)                          $693        $1,787       (12,670)       $4,047        $(3,047)
Resource Assets                                     $5,079       $29,721       $35,052       $25,568        $22,268



                                                                         Year Ended May 31,
                                                                 (in '000s, except per share data)
                                                  -----------------------------------------------------------------
                                                      2002          2001          2000          1999           1998
                                                      ----          ----          ----          ----           ----

Investment                                            $642          $807        $1,705             -              -
Other Assets                                          $213          $202          $272          $310         $2,811
Non-current Obligations                             $3,737        $3,482        $2,965       $16,256        $13,501
Non-Controlling Interest                                 -             -             -           $23            $23
Shareholders' Equity                                $2,901       $29,035       $21,394       $13,646         $8,507
Total Assets                                        $7,589       $36,055       $42,083       $33,637        $26,506
Capital Stock                                      $43,003       $41,152       $32,687       $22,699        $12,483



ADJUSTMENT TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES


The consolidated financial statements of the Company have been prepared according to Canadian GAAP which differ in certain material respects from US GAAP. Material differences between Canadian and US GAAP and their effect on the Company's consolidated financial statements are summarized in the tables below.



                                                                  2002           2001            2000
                                                                    $              $               $
Consolidated Statements of Operations
 and Comprehensive Income

Loss for the year
  Canadian GAAP                                               (27,984,522)    (1,518,858)     (2,239,652)
  Write-down of investment (i)                                    575,000        956,253               -
  Impairment expense (ii), (iii)                               (1,846,667)             -               -
  Stock option plan (iv)                                                -       (213,116)        (48,608)
  Other compensation expense (vii)                               (181,769)      (151,495)       (460,394)
  Accretion of liability component of
    long-term debt (viii)                                         231,436         77,145               -
  Beneficial conversion feature on
    convertible debt securities (ix)                                    -       (377,814)              -
                                                            -------------   ------------    ------------
  US GAAP                                                     (29,206,522)    (1,227,885)     (2,748,654)
                                                            -------------   ------------    ------------

Other Comprehensive Income
  Unrealized holding gain (loss) on
    available-for-sale marketable securities (i)                 (600,361)    (1,216,041)      1,335,077
  Reclassification adjustment for gain (loss) on available
    for sale marketable securities included in net loss(i)          2,046        (25,345)              -
                                                            -------------   ------------    ------------
                                                                 (598,315)    (1,241,386)      1,335,077
                                                            -------------   ------------    ------------
Comprehensive (loss) for the year                             (29,804,837)    (2,469,271)     (1,413,577)
                                                            =============   ============    ============
  Loss per share basic and
    fully diluted - US GAAP                                  $  (0.80)      $  (0.04)        $  (0.11)
                                                            =============   ============    ============


                                                                                 2002             2001
                                                                                  $                $

Consolidated Balance Sheets
Total Assets
    Canadian GAAP                                                               7,589,312       36,055,162
    Available for sale securities (i)                                             (23,315)               -
    Capital contributions with respect to related party transactions (ii)               -        1,846,667
                                                                              -----------      -----------
    US GAAP                                                                     7,565,997       37,901,829
                                                                              ===========      ===========
Total Liabilities
    Canadian GAAP                                                               4,687,950        7,020,543
    Equity component of long-term debt (viii)                                     694,310          694,310
    Accretion of liability component of long-term debt(viii)                     (308,581)         (77,145)
                                                                              -----------      -----------
    US GAAP                                                                     5,073,679        7,637,708
                                                                              ===========      ===========
Shareholders' Equity
    Canadian GAAP                                                               2,901,362       29,034,619
    Available for sale securities (i)                                             (23,315)               -
    Cumulative capital contributions with
         respect to related party transactions (ii)                                     -        1,846,667
    Equity component of long-term debt (viii)                                    (694,310)        (694,310)
    Accretion of long-term component of long-term debt (viii)                     308,581           77,145
                                                                              -----------      -----------
    US GAAP                                                                     2,492,318       30,264,121
                                                                              ===========      ===========

    (i)   Marketable Securities

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

    (ii)  Capital contributions with respect to related party transactions

          During the year ended May 31, 1999, the Company sold certain of its petroleum interests to Trimark Energy Ltd. ("Trimark") for a combination of monetary and non-monetary consideration. US GAAP requires that certain transfers of non-monetary assets to a related party by its promoters or shareholders should generally be recorded at the transferor's historical cost, whereas under Canadian GAAP, transfers of non-monetary assets may be recorded based on the fair value of the consideration received under certain circumstances. Under Canadian GAAP, these transactions were recorded at their fair values. The transactions have been adjusted in 2001 to reflect the sale of the petroleum interests based on the Company's historical cost basis. This adjustment is no longer necessary in 2002 as the difference was included in the impairment provision as a result of the ceiling test performed effective May 31, 2002.

    (iii) Ceiling test on petroleum interests

          US GAAP requires that the net book value of proved petroleum interests not exceed the sum of the present value of estimated future net revenues (determined using current prices of petroleum production less estimated future expenditures to be incurred in developing and producing the proved reserves, discounted at ten percent). This ceiling test was performed effective May 31, 2002 and an impairment of $27,753,746 was required to be recorded.

    (iv)  Stock options granted to consultants and non-employees

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

          The fair value of each option granted to a consultant or other non-employee is estimated on the date of grant using the Black-Scholes Option Pricing Model with the following assumptions used for grants during the years ended May 31, 2002, 2001 and 2000:

                                      2002              2001             2000
                                    -------           -------        -----------
          Risk-free interest rate    3.69%             4.50%            6.75%
          Expected volatility         125%              107%              92%
          Expected lives            3 years           3 years        2 - 3 years

    (v)   Stock option plan for employees and directors

          The Company has a stock option plan which reserves common shares for issuance to employees and directors. The Company has adopted the disclosure only provisions of SFAS No. 123 for stock options granted to employees and directors. Accordingly, no compensation cost has been recognized for the stock option plan. Had compensation costs for the Company's stock option plan been determined based on the fair value at the grant date for awards during the years ended May 31, 2002, 2001 and 2000 consistent with the provisions of SFAS No. 123, the Company's earnings (loss) and earnings (loss) per share would have been increased to the proforma amounts indicated below:

                                                                  2002             2001             2000
                                                                    $                $                $

          Loss - as reported under US GAAP                     (29,206,522)      (1,227,885)     (2,748,654)
          Loss - proforma                                      (29,352,135)      (1,918,509)     (2,824,740)

          Loss per share - as reported under US GAAP              (0.80)           (0.04)          (0.11)
          Loss per share - proforma                               (0.81)           (0.06)          (0.12)

          The fair market value of each option granted to an employee or director is estimated on the date of grant using the Black - Scholes Option Pricing Model with the following assumptions used for grants during the years ended May 31, 2002, 2001 and 2000:

                                       2002             2001            2000

          Risk-free interest rate      3.69%            4.79%            6.75%
          Expected volatility           125%             109%             92%
          Expected lives             3 years          3 years        2 - 3 years

    (vi) Private Placements of Common Stock and Special Warrants with Related Parties

          US GAAP requires disclosure of private placements conducted by the Company where directors and officers of the Company are participants. During the year ended May 31, 2002, directors, officers and companies controlled by the directors or officers acquired 1,593,000 shares (2001 - 2,250,000; 2000 - 2,706,500) of the Company, pursuant to private placements conducted by the Company, for cash proceeds of $1,769,537 (2001 - $1,893,684; 2000 - $5,494,547);

    (vii) Private Placements of Common Stock

          The Company conducts the majority of its equity financings pursuant to private placements. Under the policies of the TSX Venture, on which the Company's common stock is listed, the Company may provide a discount off the market price of the Company's common stock. US GAAP does not permit a discount from the market price. US GAAP requires the recognition of the market value of the Company's common stock as a credit to share capital, with a charge to operations for the portion of the discount relating to equity financings conducted with officers and directors of the Company and a charge to shareholders' equity, as a capital distribution, for the discount relating to the remaining portion of the equity financings.

          Under US GAAP, loss and capital distributions for the year ended May 31, 2002 would increase by $181,769 (2001 - $148,800; 2000 - $460,394)
          and $9,128  (2001 - nil;  2000 -  $231,117),  respectively,  and share capital, as at May 31, 2002 would increase by $1,913,486 (2001 - $1,731,717; 2000 - $1,582,917). There is no net change to shareholders' equity.

    (viii)Accretion of Liability Component of Long-term Debt

          Under Canadian GAAP, compound financial instruments such as convertible debentures are required to be accounted for at the fair value of their components. Such accounting is not permitted under US GAAP unless the components are detachable, which they are not in this case.

    (ix)  Beneficial Conversion Feature on Convertible Debt Securities

          Under US GAAP, additional interest expense is recognized when a convertible debt security is issued with an "in the money conversion rate". This additional interest expense is recognized in the year of issue when, as in the Company's case, the debt security is convertible at the time of issue. No such charge is required under Canadian GAAP.

The Company's consolidated statements of cash flow comply with US GAAP.

NEW TECHNICAL PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board ("FASB"), issued SFAS 143, "Accounting for Asset Retirement Obligations." SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 generally requires obligations associated with asset retirements to be recognized earlier and displayed as liabilities rather than as contra-assets. The pronouncement is effective for financial statements issued for fiscal years beginning after June 15, 2002. Management does not believe that the adoption of SFAS 143 will have any impact on its financial position or results of operations.

In August 2001, FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 establishes a single accounting model for long-lived assets to be disposed of by sale. The pronouncement is effective for financial statements issued for fiscal years beginning after December 15, 2001. Management does not believe that the adoption of SFAS 144 will have any impact on its financial position or results of operations.

In June 2002, FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity." SFAS 146 generally requires a liability for a cost associated with an exit or disposal activity to be recognized and measured initially at its fair value in the period in which the liability is incurred. The pronouncement is effective for exit or disposal activities initiated after December 31, 2002. Management does not believe that the adoption of SFAS 146 will have any impact on its financial position or results of operations.

EXCHANGE RATE HISTORY

The following table sets forth the average exchange rate for one Canadian dollar expressed in terms of one U.S. dollar for the fiscal years ended May 31, 2002, 2001, 2000, 1999, and 1998.

     Period                                                  Average
     ---------------------------                             -------
     June 1, 2001 - May 31, 2002                              0.6377
     June 1, 2000 - May 31, 2001                              0.6596
     June 1, 1999 - May 31, 2000                              0.6792
     June 1, 1998 - May 31, 1999                              0.6616
     June 1, 1997 - May 31, 1998                              0.7068

The following table sets forth high and low exchange rates for one Canadian dollar expressed in terms of one U.S. dollar for the six-month period ended October 31, 2002.

     Month                           High                       Low
     --------------                 ------                    ------
     May 2002                       0.6547                    0.6366
     June 2002                      0.6619                    0.6452
     July 2002                      0.6603                    0.6297
     August 2002                    0.6442                    0.6264
     September 2002                 0.6433                    0.6304
     October 2002                   0.6407                    0.6272

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

The noon rate of exchange on October 31, 2002, reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was CDN$1.5610 (US$0.6407 = CDN$1.00).

RISK FACTORS

The Company conducts business in the petroleum and natural gas industry, mineral exploration industry and computer software industry.

FINANCING RISKS

As at May 31, 2002, the Company had working capital of $692,973. As at October 31, 2002, the Company's working capital had decreased to a deficit of approximately $700,000 . The Company does not anticipate that current operations will provide sufficient cash flows to provide for ongoing overhead, capital commitments or the discharge of its liabilities as they come due.

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

See "Item 5. Management's Discussion and Analysis - Liquidity and Capital Resources".

UNINSURABLE RISKS

Although management believes the operator of any properties in which the Company and its subsidiaries may acquire interests, will acquire and maintain appropriate insurance coverage in accordance with standard industry practice, the Company and its subsidiaries may suffer losses from uninsurable hazards or from hazards which the operator has chosen not to insure against because of high premium costs or other reasons. The Company and its subsidiaries intend to engage in participating in the drilling of both exploratory and development wells. Exploratory wells have much greater dry hole risk than do wells which are drilled offsetting established production. The Company and its subsidiaries may become subject to liability for pollution, fire, explosion, blow-outs, cratering and oil spills against which it cannot insure or against which it may elect not to insure. Such events could result in substantial damage to oil and gas wells, producing facilities and other property and personal injury. The payment of any such liabilities may have a material, adverse effect on the Company's financial position.

As of October 31, 2002, the Company is not the operator of any of its petroleum and natural gas interests.

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

NATURAL GAS AND OIL PRICES

In recent decades, there have been periods of both worldwide overproduction and underproduction of hydrocarbons and periods of both increased and relaxed energy conservation efforts. Such conditions have resulted in periods of excess supply of, and reduced demand for, crude oil on a worldwide basis and for natural gas on a domestic basis. These periods have been followed by periods of short supply of, and increased demand for, crude oil and, to a lesser extent, natural gas. The excess or short supply of crude oil has placed pressures on prices and has resulted in dramatic price fluctuations even during relatively short periods of seasonal market demand. The price of natural gas has also exhibited market demand fluctuations.

The Company's financial results can be significantly affected by prices received from production of oil and gas as commodity prices fluctuate widely in response to changing market forces. Specifically, a decrease in the price of oil or gas may reduce the revenue the Company receives from its oil and gas operations and/or may increase the Company's impairment or depletion expenses for a given period. In addition, a decrease in price may cause a decrease in the present value of the Company's estimated oil and gas reserves. Conversely, an increase in the price of oil or gas may increase the revenue received from the Company's oil and gas operations and/or may decrease the Company's impairment or depletion expenses for a given period. An increase in price may also cause an increase in the present value of the Company's estimated oil and gas reserves.

Derivative instruments are commonly used by oil and gas producers to limit exposure to fluctuations experienced in the price of natural gas and crude oil. From time to time the Company may utilize derivative instruments to hedge its petroleum and natural gas production. As at October 31, 2002, no derivative instruments are in place.

COMPETITION

The oil and gas industry is intensely competitive and the Company competes with other companies which have greater resources. Many of such companies not only explore for and produce crude oil and natural gas but also carry on refining operations and market petroleum and other products on a worldwide basis. Such companies may be able to pay more for productive oil and natural gas properties and exploratory prospects, and to define, evaluate, bid for and purchase a greater number of properties and prospects than the Company's financial or human resources permit. The Company's ability to acquire additional properties and to discover reserves in the future will be dependent upon its ability to evaluate and select suitable properties, to obtain funding and to consummate transactions in a highly competitive environment. There is also competition between the oil and gas industry and other industries with respect to the supply of energy and fuel to industrial, commercial and individual customers. There is no assurance that the Company will be able to effectively compete against such companies.

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

Mr. Busby is the Chairman and Chief Executive Officer of the Company. The loss of the services of Mr. Busby may adversely affect the business and prospects of the Company. Mr. Busby's services are provided through Boone Petroleum Ltd. ("Boone").

ADEQUATE LABOUR

Corporate accounting, management and administration are provided, in part, by Chase Management Ltd. ("Chase"), a company owned by Mr. Nick DeMare, a director of the Company. In the event the Company needs to employ additional personnel, it will need to recruit qualified personnel to staff its operations. The Company believes that such personnel currently are available at reasonable salaries and wages in the geographic areas in which the Company and its subsidiaries operate. There can be no assurance, however, that such personnel will be available in the future. In addition, it cannot be predicted whether the labour staffing at any of the Company's projects will be unionized, which may result in potentially higher operating costs.

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

PRICE FLUCTUATIONS:  SHARE PRICE VOLATILITY

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies, particularly junior resource exploration companies like the Company, have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the Company's common stock fluctuated from a low of CDN$0.04 to a high of CDN$0.62 during the 12-month period ending October 31, 2002. The Company's share price closed at CDN$0.04 per share on October 31, 2002. There can be no assurance that these price fluctuations will not continue to occur.

CURRENCY FLUCTUATIONS

For accounting purposes, the U.S. dollar is used as the Company's functional currency. To date, all equity financing and certain debt financing conducted by the Company have been conducted in Canadian dollars. In addition, the Company maintains its head office in Vancouver, Canada, and will maintain certain of its cash holdings in Canadian dollars. Recently the Canadian dollar has experienced a devaluation against the United States dollar. Gains and losses resulting from the fluctuation of foreign exchange rates have been included in the determination of income. Continued devaluation of the Canadian dollar may have a material and adverse effect on the Company's ability to conduct financings in the future.

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

CHANGE OF BUSINESS FOCUS

As of the date of this annual report, the Company is reviewing its continued activities and participation in the oil and gas industry. The Company is pursuing certain opportunities in the proprietary software industry, but those prospects are in the start-up stage. See "Item 4. Information on the Company - Subsidiaries","Item 4. Information on the Company - Business Overview - Principal Oil and Gas Properties - Other Properties - China and Mongolia Properties" and "Item 4. Information on the Company - Principal Properties - Other Properties - China and Mongolia Properties." There are no assurances that these prospects will, if ever, develop into operating businesses and/or generate revenues. In addition, the Company may acquire certain mineral properties (non-oil and gas) located in China and Mongolia; however, there are no assurances that the Company will complete these acquisitions or, even if the Company completes the acquisitions, that such properties will generate revenues.

If the Company is unable to generate revenues, either from (i) its investments in other businesses, (ii) acquired properties, or (iii) other business opportunities the Company may acquire (if any), the Company may be forced to cease operations.

RELIANCE UPON OTHERS

As of the date of this annual report, the Company is pursuing opportunities outside of the oil and gas industry, including prospects in the proprietary software industry and mineral exploration industry. See "Item 4. Information on the Company - Subsidiaries","Item 4. Information on the Company - Business Overview - Principal Oil and Gas Properties - Other Properties - China and Mongolia Properties" and "Item 4. Information on the Company - Principal Properties - Other Properties - China and Mongolia Properties." The Company does not have expertise or resources related to these industries and, in the case of the mineral properties in China and Mongolia, the Company has no experience with or expertise relating to the operation of businesses in these countries. As such, the Company will be dependent upon its ability to hire employees and consultants to assist with the development of these opportunities, including advise on the operation of businesses in foreign countries. If the Company is unable to hire employees or consultants to assist with these projects, the Company may experience delays in the development of these projects and/or may be unable to complete the acquisition or development of these projects.

PENNY STOCK REGULATION

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stock". Generally, penny stocks are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system). If the Company's shares are traded for less than $5 per share, as they currently are, the shares will be subject to the SEC's penny stock rules unless (1) the Company's net tangible assets exceed $5,000,000 during the Company's first three years of continuous operations or $2,000,000 after the Company's first three years of continuous operations; or (2) the Company has had average revenue of at least $6,000,000 for the last three years. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prescribed by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. Should a trading market for the Company's stock commence in the United States, the Company's common stock could become subject to the penny stock rules, the holders of the Common Stock may find it difficult to sell the Common Stock of the Company. These rules may restrict the ability of brokers to sell the common stock and may reduce the secondary market for the common stock. A limited secondary market may result in a decrease in the shareholder value and/or a partial or total loss of an investor's investment.

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


ITEM 4.   INFORMATION ON THE COMPANY.
--------------------------------------------------------------------------------


HISTORY AND DEVELOPMENT OF THE COMPANY

NAME AND INCORPORATION

The Company was incorporated under the Company Act (British Columbia) on September 7, 1989, as "No. 207 Sail View Ventures Ltd." On October 2, 1989, the Company changed its name from "No. 207 Sail View Ventures Ltd." to "Ingot Properties Ltd." On June 26, 1992, the Company changed its name from "Ingot Properties Ltd." to "San Pedro Resources Ltd." On July 15, 1994, the Company changed its name from "San Pedro Resources Ltd." to "Hilton Petroleum Ltd."

The Company was inactive until November 30, 1994, when it acquired approximately 96.63% of the issued and outstanding shares of Hilton Petroleum, Inc. ("Hilton U.S."). The Company subsequently made additional capital contributions and acquired all of the remaining minority interests. Hilton U.S. is now a wholly-owned subsidiary of the Company. Hilton U.S. was incorporated on June 15, 1993 pursuant to the laws of the State of Nevada.

On April 1, 1999, pursuant to an agreement (the "Arrangement Agreement") dated February 5, 1999, the Company completed a merger with Stanford Oil & Gas Ltd. ("Stanford"), a public company with common management. Under the terms of the Arrangement Agreement the Company issued 8,462,140 shares of the Company for 16,078,569 issued shares of Stanford. As a result, Stanford became a wholly-owned subsidiary of the Company. In conjunction with the Amalgamation with Stanford on April 1, 1999, the Company changed its domicile through continuation from British Columbia to the Yukon Territory under the Business
Corporations  Act (Yukon).  See "Item 3. Key  Information  - Selected  Financial
Data."

The Company's registered office and principal business office is located at Suite 1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7.

The Company's registered office is located at 3081 - 3rd Avenue, Whitehorse, Yukon, Canada. The phone number of the Company's registered office is (867) 668-4405 and the corporate office is (604) 685-9316. The Company does not have a registered agent in the United States.

The Company's common shares were listed on the Vancouver Stock Exchange (the "VSE") through November 28, 1999. Effective November 29, 1999, the VSE and the Alberta Stock Exchange (the "ASE") merged and began operations as the Canadian Venture Exchange (the "CDNX"). On April 8, 2002, the CDNX was renamed the Toronto Venture Exchange (the "TSX Venture"). The TSX Venture classifies listed companies into two different tiers based on standards, which include historical financial performance, stage of development and financial resources. The Company trades on the TSX Venture under the symbol "HTP" and is classified as a Tier I company. Tier I is the TSX Venture's premier tier and is reserved for the TSX

Venture's most advanced issuers with the most significant financial resources. Tier I issuers benefit from decreased filing requirements and improved service standards. The majority of the companies listed on the TSX Venture are Tier II companies.

Effective February 7, 2001, the Company's common stock was approved for trading on the Over-the-Counter Bulletin Board operated by the National Association of Securities Dealers under the symbol "HTPTF".

EXPLORATION EXPENDITURES

During fiscal 2000, 2001 and 2002, the Company incurred $11.7 million, $8.3 million and $2.2 million, respectively, on the acquisition, exploration and development of its petroleum interests. During the period from June 1, 2002 to October 31, 2002, the Company incurred approximately $505,000 in exploration expenditures. During the past three fiscal years, the Company has devoted its resources in developing its petroleum and natural gas prospects in California, as described in "Item 4. Information on the Company - Material Properties". With the disappointing results at East Lost Hills, San Joaquin and Regional California, the Company has had to reassess its options and alternatives. At this time, no further significant exploration or development activities are anticipated to be funded by the Company.

BUSINESS OVERVIEW

The Company, through Hilton U.S. and STB Energy, is primarily engaged in the business of acquiring leasehold interests in petroleum and natural gas rights, and the exploration for and development, production and sale of petroleum and natural gas in the continental United States, primarily in the San Joaquin Basin, California. See "Item 4. Information on the Company - Subsidiaries".

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

During 2002, the Company identified a number of business opportunities in the development of certain proprietary software technologies employing artificial intelligence. The research, development and marketing of the proprietary software programs were contracted out to arm's-length parties. See "Item 4. Information on the Company - Subsidiaries".

                    [Hilton Prospect and Well Locations Map]

2002 - 2003 EXPLORATION BUDGET

As of the date of the annual report the Company maintains its interest in the East Lost Hills exploration project. The Company farmed out its interest in the East Lost Hills #4 and #9 wells and as a result other participants are funding the Company's share of the current year's exploration budget. No additional work programs have been proposed pending completion of testing of the East Lost Hills #4 and #9 wells.

SALES AND REVENUE DISTRIBUTION

The Company's share of petroleum, natural gas and natural gas liquids produced from its wells is sold to a variety of purchasers at the wellhead in the United States. All of its sales are conducted with unaffiliated customers. These purchasers provide a ready market for all of the Company's production and pay the local market price, which can fluctuate based upon prevailing market conditions. Due to the number of purchasers in each area, management does not believe that the loss of one or a number of purchasers would pose a significant risk to the continuity of the Company's operations. The Company does not maintain significant inventories of petroleum or natural gas liquids.

Total revenues, interest and other income reported for fiscal 2002, 2001 and 2000, were as follows:

                                                                     ($ in 000)
                                                    --------------------------------------------
                                                                Years Ended May 31,
                                                    --------------------------------------------
                                                       2002            2001             2000
Petroleum and Natural Gas Sales
     - United States                                 $      231       $   5,229        $   4,574
                                                    -----------     -----------      -----------
Interest and Other Income
     - United States                                        823              60              256
     - Canada                                                31              41               23
                                                    -----------     -----------      -----------
                                                            854             101              279
Total Revenue, Interest and Other Income             $    1,085     $     5,330       $    4,853
                                                    ===========     ===========      ===========

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

Various federal, state and local laws and regulations covering the discharge of materials into the environment, or otherwise relating to the protection of the environment, may affect the Company's operations and costs through their effect on oil and gas exploration, development and production operations. Environmental laws and regulations have changed substantially and rapidly over the last 20 years, and the Company anticipates that there will be continuing changes. Laws and regulations protecting the environment have generally become more stringent in recent years, and may in certain circumstances impose "strict liability," rendering a corporation liable for environmental damages without regard to negligence or fault on the part of such corporation. Such laws and regulations may expose the Company to liability for the conduct of operations or conditions caused by others, or for acts of the Company which were in compliance with all applicable laws at the time such acts were performed. Increasingly strict environmental restrictions and limitations have resulted in increased operating costs for the Company and other businesses throughout the United States, and it is possible that the costs of compliance with environmental laws and regulations will continue to increase. The modification of existing laws or regulations or the adoption of new laws or regulations relating to environmental matters could have a material adverse effect on the Company's operations. In addition, the Company's existing and proposed operations could result in liability for fires, blowouts, oil spills, discharge of hazardous materials into surface and subsurface aquifers and other environmental damage, any one of which could result in personal injury, loss of life, property damage or destruction or suspension of operations.

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

PRINCIPAL OIL AND GAS PROPERTIES

MATERIAL PROPERTIES

EAST LOST HILLS JOINT VENTURE AND SAN JOAQUIN JOINT VENTURE, CALIFORNIA

During fiscal 2002, the Company was faced with significant funding commitments for its continued participation in the East Lost Hills and San Joaquin Joint Venture's exploration programs. The continued complications encountered at East Lost Hills had a negative impact on the Company's common share price and on the Company's ability to conduct either equity or debt financing. In addition, the combination of reduced commodity prices and constrained production at ELH #1 further reduced the Company's ability to meet its funding commitments. Due to the lack of financial resources, the Company ceased further funding of its share of costs at the East Lost Hills Prospect and San Joaquin Joint Venture. As a result, in February 2002, the Company withdrew from participation in the San Joaquin Joint Venture and, in May 2002, concluded an agreement with Berkely Petroleum, Inc. (a subsidiary of Anadarko) and certain other participants on the ongoing evaluation of the ELH #4 and ELH #9 wells, whereby the funding parties have assumed all of the unpaid amounts, estimated to be $4.9 million at the time of the agreement, and future costs in completing the evaluation of these wells. In return, they will be entitled to recover their costs, plus a penalty, of 300% of the costs, from production from these wells.

As of October 31, 2002, the Company holds a 9.5% working interest (9.1% net revenue interest) in the East Lost Hills Joint Venture.

The Company acquired its initial interests in various oil and gas leases located in Kern County, California (the "East Lost Hills Joint Venture"), in January 1998, and in oil and gas leases located in the San Joaquin Basin, California (the "San Joaquin Joint Venture"), in February 1999. Since then, the Company conducted a number of sales and assignments of its interests.

As of October 31, 2002, the Company had spent approximately $1.5 million in leasehold acquisition costs and $13.9 million in exploration and development expenditures on the East Lost Hills Joint Venture. In addition, the Company had spent approximately $2.0 million in leasehold acquisition costs and $1.9 million in exploration and development expenditures on the San Joaquin Joint Venture. See "Item 4. Information on the Company - Principal Properties - Petroleum and Natural Gas Properties - Material Properties - East Lost Hills Joint Venture and San Joaquin Joint Venture, California."

OTHER PROPERTIES

REGIONAL CALIFORNIA

The Company participated in a regional exploration program in the San Joaquin Basin of California. The prospects had much shallower target horizons than the East Lost Hills Joint Venture and the San Joaquin Joint Venture. The Company originally held approximately a 32% capital interest before payout (24% working interest after payout) in the prospects tested. During fiscal 2002, the Company increased its ownership interest in the Basil Prospect to a 48% working interest on the side-track. See "Item 4. Information on the Company - Principal Properties - Other Properties - Regional California".

CHINA AND MONGOLIA PROPERTIES

On June 24, 2002, the Company entered into an agreement to acquire a 100% interest, subject to a 7.5% net revenues interest payable to the vendors, in certain resource properties located in China and Mongolia. See "Item 4. Information on the Company - Principal Properties - Other Properties - China and Mongolia Properties". Under the terms of the agreement the Company has agreed to issue up to 8,000,000 common shares and pay up to CDN $3.2 million to make the acquisitions. In addition, the agreement provides that in the event the an independent engineering report shows that the internal rate of return on either property is greater than 30%, the Company will issue 500,000 common shares to the vendors of such property for each 500,000 ounces over five million ounces. The due diligence period was to be completed by June 30, 2002. As of the date of this report, the due diligence is on-going. The parties have not amended the agreement to provide for an extension of the due diligence period. These transactions are subject to filing with the TSX Venture Exchange.

Included in the portfolio are two properties, which are identified by management, as the initial properties on which the Company will focus its efforts. See "Item 4. Information on the Company - Principal Properties - Other Properties - China and Mongolia Properties".

The Company has agreed to pay a 5% finders fee to an arm's-length party, in shares, subject to filing with regulatory authorities.

The Company is establishing a wholly-owned subsidiary, Hilton Resources (Asia) Ltd. ("Hilton Asia") through which it will pursue these properties. As of the date of this annual report, management believes the technical due diligence indicates that these are properties of merit which warrant exploration. The legal due diligence regarding title and tenure of the vendors is ongoing and management expects that once the vendors have demonstrated valid title the overall terms of the proposed acquisition will need to be reassessed.

MISSISSIPPI PROSPECTS

The Company holds an undivided 25% working interest (19% - 19.5425% net revenue interests) in four oil and gas prospects known as the Smithtown, Hershey, Marble Creek and Piave Prospects which originally encompassed approximately 10,454 gross acres (2,614 net acres) located in Greene County, Mississippi. As of the date of this report, the number of acres has decreased due to the lapsing of certain leases. See "Item 4. Information on the Company - Principal Properties - Other Properties - Mississippi Prospects"

The Mississippi Prospects are located in the interior Salt Basin which is part of the northeastern rim of the Gulf of Mexico. The Company had originally agreed to farmout its interest if the operator was able to commence drilling on the Mississippi Prospects by February 12, 2002. This was not accomplished and no drilling has commenced.

ARTIFICIAL INTELLIGENCE TECHNOLOGY

During the fiscal year ended May 31, 2002, the Company identified a number of business opportunities which management believes can be exploited utilizing certain proprietary software technologies developed by Eyekon Technologies Inc. ("Eyekon"), a private company at arm's-length to the Company. The Company agreed to work with Eyekon to develop software programs using Eyekon's technologies, which could be used in a number of business applications and industries. See "Item 4. Information on the Company - Organizational Structure - A. I. Solutions Ltd."

EMPLOYEES

As of the date of this report, the Company has no employees. The Company has retained Chase Management Ltd. ("Chase") to provide management, financial, accounting and administrative services. Chase provides its services to a number of public and private companies and currently employs six full-time employees and is a private company wholly-owned by Nick DeMare, a director of the Company. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions." The Company also retains consultants to handle specific projects on a case by case basis.

During fiscal 2002, the Company's business was administered principally from its head office in Bakersfield, California, United States. This office is used by Donald Busby, the Chairman and CEO of the Company. With the disappointing results from its petroleum interests and its current level of working capital, the Company is in the process of closing the head office in Bakersfield. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions." The Company maintains its corporate office, through Chase, in Vancouver, British Columbia, Canada.

ORGANIZATIONAL STRUCTURE

The following chart sets forth the names of the significant subsidiaries of the Company, their respective jurisdictions of incorporation and the Company's ownership interests therein as of October 31, 2002. Unless otherwise indicated herein, the term "Company" means collectively the Company and its subsidiaries.

                               ORGANIZATION CHART


            -------------------------------------------------------
                              HILTON PETROLEUM LTD.
                                (Yukon Territory)
            --------------------------------------------------------
                |                       |                       |
                |                       |                       |
                |                       |                       |
----------------------       ------------------------       --------------------
 HILTON PETROLEUM INC.        STANFORD OIL & GAS LTD.        A.I. SOLUTIONS LTD.
     (Nevada)                   (Yukon Territory)             (British Columbia)
       100%                           100%                           80%
----------------------       ------------------------       --------------------
                                        |
                                        |
                              --------------------
                                STB ENERGY, INC.
                                     (Texas)
                                      100%
                              --------------------



SUBSIDIARIES

HILTON PETROLEUM, INC.

The Company owns 100% of the outstanding shares of Hilton Petroleum, Inc., a Nevada corporation which was formed on June 15, 1993. Hilton U.S. currently owns interests in oil and gas properties located in California and Mississippi.


STANFORD OIL & GAS LTD.

Pursuant to the Arrangement Agreement, the Company acquired all of the issued and outstanding shares of Stanford on April 1, 1999. As a result Stanford became a wholly-owned subsidiary of the Company. See "Item 4. Information on the Company - Name and Incorporation".

Stanford has one wholly-owned subsidiary, STB Energy Inc. ("STB Energy"), a Texas corporation. STB Energy currently owns interests in oil and gas properties located in California.


A. I. SOLUTIONS LTD.

The Company owns 80% of the issued and outstanding shares of A. I. Solutions Ltd. ("A. I. Solutions"), a British Columbia corporation formed on November 5, 2001. A. I. Solutions was incorporated to pursue the business of identifying, developing and marketing of proprietary software technologies.

The Company formed A.I. Solutions Ltd. ("A.I. Solutions"), an 80% owned subsidiary, to pursue this business activity. As at October 31, 2002, A.I. Solutions has identified, with Eyekon, a number of opportunities and have formed a number of companies in the United States and Canada to pursue these opportunities. These ownership interests, vary between 30% - 100%. The following companies are active:

a) 50% ownership of Hilton Power Ltd. ("Hilton Power"), a British Columbia corporation, which owns 100% of Hilton Power Inc., a California corporation. Hilton Power was incorporated to develop software programs using intelligent software to build a "better fuel cell". To date, no significant progress has been made, nor costs incurred.

b) 100% ownership of StaySafe Software Inc. ("StaySafe"), a British Columbia corporation, which owns 100% of Lifesaver Technologies Inc., a Nevada corporation. StaySafe was formed to develop and market the Hazard Avoidance Software Program ("HASP"). The HASP employs artificial intelligence and simulation capabilities into a CD-Rom / Web-based solution to deal with emergency situations. The HASP CD-Rom contains three components: i) StaySafe Library - information on natural disasters and the most threatening chemical, biological and radioactive agents; ii) StaySafe Simulator - allows the users to generate disaster simulations in preparation for emergency scenarios and the ability to visually monitor its progress in real time; and iii) Early Warning Alert - broadcast text messaging service containing actual disaster details and critical precautionary information. As of October 31, 2002, Stay-Safe has completed the development of the HASP. No sales have been made.

c)   30%  ownership  of  Enabled  Simulations  Inc.   ("Enabled"),   an  Alberta
     incorporated company. Enabled focuses on the research, development and marketing of process modeling and plant/process simulation software.


PRINCIPAL PROPERTIES

PETROLEUM AND NATURAL GAS PROPERTIES

The Company has historically engaged in the business of acquiring leasehold interests in petroleum and natural gas rights, and the exploration for and development, production and sale of petroleum and natural gas in the continental United States. The Company is a minority interest owner in its petroleum and natural gas interests and is not an operator of any of these prospects. However, during fiscal 2002, California Exploration Ltd. ("Calex"), the operator of the Regional California Prospects, engaged the Company to contract out, at cost, the drilling of the Regional California Prospects.

During 2002, the Company determined to also pursue other business opportunities,
which  now  includes   proprietary  software  activities  and  mineral  property
activities.

The Company owns interests in petroleum and natural gas properties as follows:

MATERIAL PROPERTIES

EAST LOST HILLS JOINT VENTURE AND SAN JOAQUIN JOINT VENTURE, CALIFORNIA

LOCATION AND INTEREST

The Company holds a 9.5% working interest (9.1% net revenue interest) in the East Lost Hills Joint Venture which is situated in the San Joaquin Basin, approximately 45 miles northwest of Bakersfield, California. The Company previously held an additional 2.625% reversionary working interest which has, as a result of the Company's withdrawal from the San Joaquin Joint Venture, been returned.

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

EXPLORATION

EAST LOST HILLS JOINT VENTURE WORK PROGRAM

The East Lost Hills Joint Venture holds an interest in a significant number of leases totaling in excess of 40,000 acres. In order to maintain these leases the East Lost Hills Joint Venture has committed to drill certain lands.

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

On August 26, 1999, drilling began on the ELH #1 well, approximately two miles northwest of the Bellevue #1-17R well. On April 12, 2000, this well had drilled to a total depth of 19,724 feet. Production testing began on May 28, 2000 and, based on the results of the production testing and other analysis, a natural gas discovery was determined at the East Lost Hills field. After completion of production facilities and a connection pipeline, this well commenced first production on February 6, 2001. The ELH #1 well is currently producing from a zone in the lower portion of the Temblor formation. Production from the ELH #1 well remains constrained, at current levels of approximately 1.8 MMCFE gas per day, still requiring water disposal facilities. The Company expects this production curtailment to continue until a disposal well is drilled. The operator has indicated that it was unable to negotiate a contract with the owner of the land at the original proposed site of the disposal well. The operator has indicated that it has contracted an alternate surface owner in the same area and that it is attempting to negotiate access to this surface for a water disposal well. The inability to demonstrate what production could be, if a proper water disposal system were in place, has had a negative impact on this project and a significant downgrade on the estimated proven reserves for the ELH #1 well has been made.

It is not known when this disposal well will be completed or, once completed, the impact the availability of this extra capacity will have on production from the ELH #1 well.

The ELH #2 well, located approximately 1.5 miles northwest of the ELH #1 well, was drilled and cased to a total depth of 18,011 feet. Initial production testing, in early March, of the upper Temblor interval in the well resulted in limited wellbore influx of hydrocarbons (approximate flow rate of 3 MMCF/d), higher than expected fluid content, and poorer than expected pressure response. Many of the initial production test results on the well have been influenced by mechanical difficulties associated with drill pipe that was inadvertently cemented across the testing interval. The ELH #2 well is currently suspended as a potential producer pending availability of water disposal facilities.

The ELH #3R west flank exploration well was drilled to a total measured depth of 21,769 feet to test the Temblor interval in a separate, seismically defined structure from the East Lost Hills structure. Due to steep dips encountered in the lower portion of the well, it was determined that the underlying secondary objective, the Point of Rocks formation, could not be reached in the existing wellbore. The well was plugged back to 19,370 feet measured depth for testing of the lower Temblor. Multiple zones in the lower Temblor section were perforated and tested in the well. Communication was established with the formation during testing and no hydrocarbons were recovered. The well has been suspended pending analysis of new seismic data and additional offset well information.

The ELH #4 well commenced drilling on November 26, 2000 and reached total depth of 20,800 feet on August 7, 2001. The ELH #4 well was completed and tested in the Kreyenhagen shale and Phacoides sands. Gas and pressures began low peaking at 1.56 MMCFPD with 16.9 BWPD and 2.3 BCPD at a flowing tubing pressure of 90 psi. From the peak, rates declined to zero and the well was dead. The well was cleaned out of possible plugging slugs. The ELH #4 well remains shut-in awaiting results from the ELH #9 well. Management believes, the Agua sands remain a promising zone for the ELH #4 well and remain untested. Significant shows were observed over several hundred feet of the Agua sands.

The ELH #9 well commenced drilling in early August 2001, at a location approximately two miles southeast of the ELH #4 well. This well was drilled to 21,100 feet and was designed to test the continuation of the East Lost Hills structure in the south easterly direction. The ELH #9 well was completed in the Kreyenhagen shale and Phacoides sands. Testing commenced with rates generally less than 1 MMCFPD with one peak of 2.37 MMCFD. Rates continued to decline below 500 MCFPD. The Kreyenhagen was stimulated with acid to attempt improved production. Upon re-testing, rates remained well below 300 MCFGPD. The zones were re-perforated with no improvement in production. The results are negative indicators of prolonged economic production from the Kreyenhagen or Phacoides sands. Management believes some additional potential remains in the upper Agua sand that remains to be tested. Gas shows in the Agua sands are limited to a 20 foot zone.

The Company is, however, also aware that there exists a difference of opinion as to whether the testing procedures employed by the operator were the appropriate ones. It has been stated that a proper test has not completed on these wells and conclusions based on the test results to date cannot be relied upon. As of this writing, both ELH #4 and #9 wells are suspended pending a consensus from the participants as to what should be done next.

Due to the lack of financial resources, the Company ceased further funding of its share of costs at the East Lost Hills Prospect and San Joaquin Joint Venture. As a result, the Company concluded an agreement with Berkely Petroleum, Inc. (a subsidiary of Anadarko) and certain other participants on the ongoing evaluation of the ELH #4 and ELH #9 wells, whereby the funding parties have assumed all of the unpaid amounts, estimated to be $4.9 million at the time of the agreement, and future costs in completing the evaluation of these wells. In return, they will be entitled to recover their costs, plus a penalty, of 300% of the costs, from production from these wells. See "Item 4. Information on the Company - Business Overview - Principal Oil and Gas Properties - Material Properties - East Lost Hills Joint Venture and San Joaquin Joint Venture, California."

SAN JOAQUIN JOINT VENTURE WORK PROGRAM

With respect to the San Joaquin Joint Venture, the operator commenced drilling the initial exploratory well on the first of the three initial prospects, Cal Canal, in June 1999. The Cal Canal well penetrated 1,230 feet of the Temblor formation with 775 feet of net sand and was drilled to a total depth of 18,100 feet. The well completion commenced on January 20, 2000. Non-commercial hydrocarbon flow rates were obtained from the initial perforated 10 foot zone. The leases were ultimately terminated by the San Joaquin Joint Venture in 2002.

The participants in the San Joaquin Joint Venture, on the recommendations of the operator, Anadarko, determined that the Lucky Dog Prospect would not be drilled and accordingly, the San Joaquin Joint Venture relinquished its interest in this prospect.

Drilling of the Pyramid Hills Prospect commenced in December 2001. In February 2002, the Company withdrew from participation in the San Joaquin Joint Venture and, accordingly, no longer has an interest in the Pyramid Hills Prospect.

OTHER PROPERTIES

REGIONAL CALIFORNIA

The Company participated in a regional exploration program in the San Joaquin Basin of California and a number of prospects were drill tested. The prospects had much shallower target horizons that the East Lost Hills Joint Venture and the San Joaquin Joint Venture and the costs to drill were substantially less than the East Lost Hills prospects.

Drilling of exploratory test wells commenced in fiscal 2001 on the Mica, Sequoia, Parsley and the Merlot Prospects and were completed in fiscal 2002. No hydrocarbon bearing sands were encountered and the wells were plugged and abandoned. The Company had approximately a 23% working interest in the prospects tested.

During fiscal 2002, the Company also participated in the drilling of an exploratory well on the Basil Prospect, located in the southern portion of the Sacramento Basin. This prospect is believed to be a structural fault trap documented with seismic and well data. This well had to be drilled directional under a body of water from a land based position. The targets were believed to be at 4,500 feet but the well had to be drilled 6,000 feet laterally to the target. The initial test well on the Basil Prospect, the Suisun #25 well, commenced drilling on July 25, 2001 and was completed on August 28, 2001 at a depth of 7,829 feet. The Basil Prospect is adjacent to the Suisun producing field and separated by a fault. The Suisun #25 well was directionally drilled to a measured depth of 7,829 feet to test the Suisun and Domengine Sands for natural gas. At 5,550 feet the well encountered the trapping fault with a 440 unit gas spike supporting the sealing ability of the fault. The Suisun Sands were encountered at 6,545 feet - 132 feet high to prognosis. The first sands coming in high supports throw on the fault to be greater than expected. Once the sands were encountered the background gas increased by nearly 200 units (1 unit = 50 ppm Methane). Throughout the Suisun Sands the background gas remained between 100 and 200 units with several connection gas readings in excess of 300 units. The Domengine Sands were encountered at a measured depth of 7,120 feet - 162 feet high to prognosis. In the lower Domengine Sands, background gas readings remained in excess of 500 units. When pulling out of the hole the drill pipe became stuck at approximately 2,300 feet and after three days of recovery efforts the pipe, below 3,216 feet remained stuck. It was therefore determined to temporarily suspend the well. The Company had originally held a 33.4% working interest in the Basil Prospect. It increased its working interest to 48% under the proposed side-track.

On August 19, 2002, the operator commenced the sidetrack of the well from the same surface location using the existing casing down to 2,114 feet. The side-track parallelled the original hole to the same total depth of 7,829 feet. Only the Suisun sands were encountered in this well. Gas shows were present throughout the Suisun Sands from 6,480 feet to 7,170 feet measured depth. Once again, hole problems were encountered while pulling out to log preventing any open hole logs. While performing the clean-out trip for casing the drill pipe became stuck at 6,248 feet. Coiled tubing was run through drill pipe to 7,500 feet and cemented in place. Case hole logs and perforations were accomplished to test several zones within the shallow objective of the Suisun Sands. Gas was flowed to the surface at very low pressures. It was determined that there was insignificant pressure and volume to be economic. The well was plugged and abandoned September 21, 2002.

MISSISSIPPI PROSPECTS

The Mississippi Prospects are located in the interior Salt Basin which is part of the northeastern rim of the Gulf of Mexico. The Company had agreed to farmout its interest if the operator was able to commence drilling on the Mississippi Prospects by February 12, 2002. Under the terms of the proposed farmout the Company had agreed to farmout all of its working interest in return for a 0.25% overriding royalty interest convertible to a 3.75% working interest after payout of the initial test well. The operator was unable to meet the deadline and the proposed farmout was not completed. As of the date of this annual report, drilling on the Mississippi Prospects had not commenced and the operator has not presented any exploration programs. During fiscal 2002, management of the Company determined to include the leasehold acquisition costs of $879,563 attributable to the Mississippi Prospects in its ceiling test and impairment write-down. The majority of the leases underlying the Mississippi Prospects do not expire until 2005.

CHINA AND MONGOLIA PROPERTIES

On June 24, 2002, the Company entered into an agreement to acquire a 100% interest, subject to a 7.5% net revenues interest payable to the vendors, in certain resource properties located in China and Mongolia. See "Item 4.
Information on the Company - Business Overview - Principal Oil and Gas Properties - Other Properties - China and Mongolia Properties".

As of the date of this annual report, management believes the technical due diligence indicates that these are properties of merit which warrant exploration. The legal due diligence regarding title and tenure of the vendors is ongoing and management expects that once the vendors have demonstrated valid title the overall terms of the proposed acquisition will need to be reassessed.

Included in the portfolio are two properties, which are identified by management as the King Hill and Bonanza properties, as the initial properties on which the Company will focus its efforts. The vendors have made various representations to the Company regarding these properties. The Company is in the process of conducting its due diligence with regard to these representations. The following description of the properties is based upon information provided to the Company by the vendors. The Company is in the process of performing its due diligence investigation on the properties and, as such, has not verified the correctness of these statements.

KING HILL PROPERTY

Located in the People's Republic of China, the King Hill Property covers approximately 3,000 square kilometers. The exploration and exploitation rights are held through leases, valid for an initial term of 25 years, and then renewable.

The property covers a vast area with numerous and varied mineral occurrences. This property was of particular interest to management due to the existence of a gold property in the Northern portion of the property. The vendors have represented that at this gold property there are 67 quartz structures outcropping at surface, with one being over 4,300 meters in length and nine over 2,000 meters in length. According to the vendors, in total there are over 40,000 meters of exposed quartz structures outcropping at surface. Production at the property commenced in 2000. Ore is processed through a mill which has the capacity to process 250 tonnes of ore per day. Mining operations are currently centered on two quartz structures, production is from three shafts, 2 meters by 2 meters and 80 meters in depth. The vendors have represented that the head grade has averaged 10 grams of gold per tonne, with recoveries averaging 8 grams of gold per tonne. The vendors have represented that the mill is currently operating at about 85 tonnes per day with cash costs of production being $17.50 per tonne for mining and $15.00 per tonne for milling.

BONANZA PROPERTY

The Bonanza Property is located in Mongolia and covers an area in excess of 700 square kilometers. Exploration and exploitation rights are held through three licences which are in good standing and valid for about 60 years with standard government holding costs. A payment of US$500,000 is due to the land owner once an economic feasibility study has been prepared.

OTHERS

The Company also holds relatively minor interests in other oil and gas leaseholds, known as the East Blossom Project (San Joaquin County, California), and South Haskell Field (Haskell County, Texas).

OIL AND GAS RESERVES

The following tables set forth information regarding the Company's share of estimated proven oil and gas reserve quantities, reserve value and discounted future net revenues. The reserve related information for the years ended May 31, 2002 and 2001 was determined through independent engineering evaluations completed by Petrotech Engineering Ltd. ("Petrotech"), an independent petroleum consulting firm. The reserve related information for the year ended May 31, 2000 was determined through independent engineering evaluations completed by Lee Keeling and Associates, Inc. ("Lee Keeling"), a firm of independent petroleum consultants. The Company does not have any long-term supply or similar agreements with foreign governments or authorities in which the Company acts as producer.

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

                                                                                                          Present Value of
                                                                                                          Estimated Future
                                                                                          Estimated          Net Revenues
                                                                             Gas          Future Net     Before Income Taxes
                                                  Gas          Oil        Equivalent     Revenues (2)     Discounted at 10%
Period                                           (MMCF)       (MBO)       (MMCFE)(1)        ($000)              ($000)

Year Ended May 31, 2002
Proved developed reserves                          265          12             277             230                  156
Proved undeveloped reserves                          -           -              -                -                    -
                                                ------        ----          ------          ------              -------
                                                   265          12             277             230                  156
                                                ======        ====          ======          ======              =======
Year Ended May 31, 2001
Proved developed reserves                        5,155         285           6,866          55,343               27,470
Proved undeveloped reserves                          -           -             -                 -                    -
                                                ------        ----          ------         -------              -------
                                                 5,155         285           6,866          55,343               27,470
                                                ======        ====          ======         =======              =======
Year Ended May 31, 2000
Proved developed reserves                       17,670         365          19,860          46,134               19,893
Proved undeveloped reserves                      1,332         381           3,618          11,816                6,989
                                                ------        ----          ------         -------              -------
                                                19,002         746          23,478          57,950               26,882
                                                ======        ====          ======         =======              =======

(1) Condensates and natural gas liquids are converted to MCFE at the rate of seven gallons of liquids per MCF of natural gas. These conversions are based upon the approximate energy content of natural gas condensates and liquids.

(2) Estimated future net revenue represents estimated future gross revenue to be generated from the production of proved reserves, net of estimated production and future development costs, using prices and costs in effect as of the date of the estimates. The amounts shown do not give effect to non-property related expenses, such as general and administrative expenses, debt service and future income tax expense or depreciation, depletion and amortization.

During the year ended May 31, 2002, the Company recorded an impairment charge of $26 million. The impairment charge reflected a number of significant developments which occurred in fiscal 2002. Production at the ELH #1 well was significantly curtailed in 2002 as a result of the lack of adequate water disposal facilities. In addition, management believes there has been an inability to demonstrate what production could be, if a water disposal facility was put in place. As a result, the estimated proven reserves at ELH #1 were significantly downgraded based on current production levels. During 2002, the Company also withdrew from participation in the Greater San Joaquin Joint Venture. It also participated in the unsuccessful drilling of four prospects in Regional California.

ACREAGE

The following table sets forth as of October 31, 2002, the gross and net acres of developed and undeveloped oil and gas acreage held by the Company. Additionally, the data set forth below are based on the Company's before payout working interests. In certain cases, the Company has a greater after payout working interest. In certain other cases, the Company has only an after payout working interest.

                                 Developed                     Undeveloped
                          ---------------------         ----------------------
                           Gross           Net           Gross            Net
State                      Acres          Acres          Acres           Acres
----------                ------         ------         -------         ------
California                 640.0           60.8          37,000          3,515
                          ======         ======         =======         ======

PRODUCTIVE OIL AND GAS WELLS

The following table sets forth certain information regarding the Company's ownership as of October 31, 2002 of productive oil and gas wells, operated and non-operated, in the areas indicated. Additionally, the data set forth below are based on the Company's before payout working interest. In some cases the Company has a greater working interest after payout. In certain other cases the Company has only an after payout working interest.

                                                       Gross               Net
State                                                  Wells              Wells
----------                                             -----              -----
California                                                 1               0.12
                                                       =====              =====

VOLUMES, PRICES AND PRODUCTION COSTS

The following table sets forth certain information regarding the production volumes, average prices received and average production costs associated with the Company's sale of oil and gas for the periods.


                                                Year Ended May 31,
                                   ---------------------------------------------
                                    2002               2001                2000

Net production:
   Oil (Barrels)                    1,606             39,182              57,586
   Gas (MCF)                       54,931            925,635           1,112,734
   Natural Gas Liquids (Gallons)   54,516          1,039,099           1,294,115
   MCF equivalent                  72,354          1,309,172           1,643,124
Average sales price:
   Oil (per Barrel)                $20.68             $29.47              $22.89
   Gas (per MCF)                    $3.15              $6.09               $2.60
   NGL (per Gallon)                 $0.45              $0.60               $0.42

   Average production
   costs per MCFE                   $2.32              $1.45               $1.41

Principal Offices

The Company's corporate and principal business office is located at Suite #1305, 1090 West Georgia Street, Vancouver, British Columbia, Canada. The office facility is provided on a month-to-month basis by Chase as part of its agreement with the Company. See "Item 7. Major Shareholders and Related Party Transactions
- Related Party Transactions."


ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.
--------------------------------------------------------------------------------


The following discussion of the results of operations of the Company for the fiscal years ended May 31, 2002, 2001 and 2000 should be read in conjunction with the consolidated financial statements of the Company and related notes included therein.

The Company's consolidated financial statements are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with U.S. GAAP except for the differences referred to in Note 12 of the consolidated financial statements of the Company included herein. The noon rate of exchange on October 31, 2002, reported by the United States Federal Reserve Bank of New York, for the conversion of Canadian dollars into United States dollars was CDN$1.5610 (US$0.6407 = CDN$1.00). The effects of inflation and price changes have not had a material impact on the Company's income or net sales revenues during the past three years.

The Company's consolidated financial statements were prepared on a going concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business.

OVERVIEW

During fiscal 2002, the Company was primarily engaged in the business of exploring for and developing oil and gas prospects. Substantially all of the Company's oil and gas exploration activities are conducted jointly with others and the consolidated financial information reflects the Company's proportionate interest in such activities.

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

In applying the full cost method, the Company performs a ceiling test whereby the carrying value of petroleum and natural gas properties and production equipment, net of future income taxes and the accumulated provision for site restoration and abandonment costs, is compared annually to an estimate of future net cash flow from the production of proven reserves. Net cash flow is estimated using year end prices, less estimated future general and administrative expenses, financing costs and income taxes. Should this comparison indicate an excess carrying value, the excess is charged to earnings.

During fiscal 2002, the Company also engaged in the research, development and marketing of proprietary software programs. The Company determined that, as of May 31, 2002, these activities did not satisfy all of the criteria required under Canadian GAAP for deferment and charged the costs to operations.

RESULTS OF OPERATIONS

YEAR ENDED MAY 31, 2002 COMPARED TO YEAR ENDED MAY 31, 2001

During the year ended May 31, 2002, the Company recorded a loss of $27,984,522 ($0.77 per share) compared to a loss of $1,518,858 ($0.05 per share) for the comparable 2001 period.

A number of significant transactions have occurred which affect the comparability of the Company's performance to prior periods. Over the past three years the Company's focus has been on the exploration and development of its East Lost Hills Joint Venture and San Joaquin Joint Venture prospects. Due to this focus, the Company, on March 8, 2001, completed the sale of substantially all of its non-California petroleum and natural gas interests the Enserch Properties to Exco. Throughout fiscal 2000, and until the sale in March 2001, the Enserch Properties represented substantially all of the Company's producing properties. Production commenced from the ELH #1 on February 6, 2001, and currently represents the only significant producing petroleum and natural gas interest to the Company. Production from the ELH #1 well, during fiscal 2002, has been significantly curtailed as a result of water disposal problems. As a result of the production curtailment in ELH #1 and the sale of the production of the Enserch Properties, petroleum and natural gas revenues decreased by 96%, from $5,228,674 during 2001 to $230,624 in 2002. Revenue from oil and liquids production decreased 97% to $57,609 in 2002 from $1,774,758 in 2001. Production of oil and liquids in 2002 decreased 95% to 17,423 MCFE in 2002 from 383,537 MCFE in 2001. The average price received for oil and liquids in 2002 was $3.31/MCFE compared to $4.63/MCFE in 2001, a decrease of 29%. Revenue from natural gas production decreased 97% to $173,015 in 2002 from $5,638,478 in 2001. Natural gas production decreased 94% to 54,931 MCF in 2002 from 925,635 MCF in 2001. The average price received in 2002 was $3.15/MCF, a decrease of 48% from $6.09/MCF in 2001. A significant portion of the Company's fiscal 2001 oil and natural gas production was hedged. These hedges reduced revenues for the year ended May 31, 2001 by $2,180,341.

On an MCFE basis, production costs increased 60%, from $1.45/MCFE in 2001 to $2.32/MCFE in 2002. The depreciation and depletion rate increased 51%, from
$1.11/MCFE in 2001 to $1.68/MCFE in 2002, due to unsuccessful exploration results in Regional California and the abandonment of the Company's interest in the San Joaquin Joint Venture. In addition, the Company recorded an impairment of $25,907,079 in 2002 as a result of the ceiling test performed effective May 31, 2002. The impairment charge in 2002 reflects a number of significant developments which have occurred. Production at the ELH #1 well was significantly curtailed during 2002 as a result of the lack of adequate water disposal facilities. In addition, management believes there has been an inability to demonstrate what production could be if a water disposal facility was put in place. As a result, the estimated proven reserves at ELH #1 has been significantly downgraded based on current production levels. Estimated proved reserves for ELH #1 (assuming success with water disposal facility, discounted at 10%, was $18.1 million at May 31, 2001, compared to $175,000 (based on current production) at May 31, 2002). During 2002, the Company withdrew from participation in the Greater San Joaquin Joint Venture. The Company had recorded a total of $3,893,186 relating to its costs for the Greater San Joaquin Joint Venture. The Company also participated in the drilling of exploratory wells on four prospects namely, Mica, Sequoia, Paisley and Merlot. Drilling was completed in 2002. These wells were plugged and abandoned. Costs totaling $1,564,927 were incurred relating to these prospects. The ceiling test is a cost recovery test and is not intended to result in an estimate of fair market value.

General and administrative costs decreased by $475,976, approximately 37% from $1,292,431 in 2001 to $816,455 in 2002. The decrease in general and administrative costs in 2002 occurred primarily due to reduction of expenses resulting from the closure of the Tulsa office after the sale of the Enserch Properties to Exco subsequent to February 2001, reduced office personnel at the Bakersfield office in 2002, and a general decrease of activities due to the Company's reduced financial resources.

During 2002, interest and other income increased $752,324, from $101,354 in 2001 to $853,678 in 2002. During 2002, an arbitration decision was made in favor of the Company pertaining to a contractual dispute between the Company and Exco from the sale of certain of the Company's petroleum interests in 2001. As a result, the Company received $789,470, representing the original $811950 disputed, plus interest income less associated legal and other costs. Interest income in 2002 was reduced compared to 2001 due to lower levels of cash and deposits held.

During 2002, the Company identified a number of business opportunities in the development of certain proprietary software technologies employing "artificial intelligence". The research, development and marketing of the proprietary software programs were contracted out to arm's-length parties. A total of $505,827 was expended in 2002 relating to this business. The Company determined that, as at May 31, 2002, these activities did not satisfy all of the criteria required under Canadian generally accepted accounting principles for deferment and charged the costs to operations.

During 2002, the Company recorded a $575,000 write-down of its investment in Trimark in recognition of a decline in the value of the Trimark shares. A further $125,000 write-down was made in 2002 for other investments. In 2001, the Company recorded an initial write-down of $956,253 relating to its investment in Trimark.

Interest expense on long-term debt decreased by $786,047, approximately 53% from $1,480,291 in 2001 to $694,244 in 2002, reflecting the decrease in long-term debt during 2001 on the retirement of the balance of the Bank One credit facility.

During 2002, the Company recorded $2,177,765 in expenditures on its petroleum interests compared to $8,332,486 in 2001. Additions recorded for 2002 comprised of $1,399,385 on the East Lost Hills Project and $778,380 for the exploration of the Regional California Prospects. Overall, the level of capital expenditures in 2002 decreased as a result of the lack of progress at East Lost Hills and the resulting negative impact on the Company's ability to raise financing to continue funding of its share of costs. As at result, in May 2002, the Company concluded an agreement on the ongoing evaluation of the ELH #4 and #9 wells, whereby the funding participants have assumed all of the unpaid amounts and future costs in completing evaluation of these wells. Unpaid billings for the ELH #4 and #9 wells at the time of the agreement totaled $4,868,716, of which $713,674 was billed and had been recorded as accounts payable at May 31, 2001. During 2002, the Company reversed the $713,674, with an offsetting credit to petroleum and natural gas interests.

YEAR ENDED MAY 31, 2001 COMPARED TO YEAR ENDED MAY 31, 2000

During the year ended May 31, 2001, the Company recorded a loss of $1,518,858 ($0.05 per share) compared to a loss of $2,239,652 ($0.09 per share) for the comparable 2000 period, an improvement of $720,794. Petroleum and natural gas revenues increased by 14%, from $4,573,883 during 2000 to $5,228,674 in 2001. A number of significant transactions occurred during fiscal 2001 which affect the comparability of the Company's performance to fiscal 2000. During fiscal 2001, management of the Company determined to focus its direction towards the exploration, development and production of its East Lost Hills, San Joaquin and Regional California interests. A review of the Company's petroleum interests was initiated and discussions held with potential buyers. On March 8, 2001, the Company completed the sale of substantially all of its non-California petroleum and natural gas interests to Exco. Throughout fiscal 2000, and until the sale in March 2001, these properties represented substantially all of the Company's producing properties. Production commenced from the ELH#1 on February 6, 2001, and currently represents the only significant producing petroleum and natural gas interest to the Company. The overall increase in revenues during fiscal 2001, was attributable to strong prices received by the Company for its oil and gas production. Revenue from oil and liquids production decreased 5% to $1,774,758 in 2001 from $1,863,104 in 2000. Production of oil and liquids in 2001 decreased 28% to 383,537 MCFE in 2001 from 530,390 MCFE in 2000. The average price received for oil and liquids in 2001 was $4.63/MCFE compared to $3.51/MCFE in 2000, an increase of 32%. Revenue from natural gas production increased 95% to $5,638,478 in 2001 from $2,895,736 in 2000. Natural gas production decreased 17% to 925,635 MCF in 2001 from 1,112,734 MCF in 2000. The average price received in 2001 was $6.09/MCF, an increase of 134% from $2.60/MCF in 2000. In January 2000, the Company was required by its banker to enter into oil and gas swap contracts to hedge 70,000 MMBTU gas per month, at $2.385 per MMBTU, and 3,000 barrels of oil per month, at $22.51 per barrel. The hedge contracts were closed in February 2001, as part of the sale of the petroleum interests to Exco. These oil and natural gas hedges reduced revenues by $2,184,564 for fiscal 2001 and $184,957 for fiscal 2000.

On an MCFE basis, production costs increased 3%, from $1.41/MCFE in 2000 to $1.45/MCFE in 2001. The depreciation and depletion rate increased 18%, from $0.94/MCFE in 2000 to $1.11/MCFE in 2001.

General and administrative costs increased by $143,386, approximately 12% from $1,149,045 in 2000 to $1,292,431 in 2001. The increase in general and administrative costs in 2001 occurred primarily due to additional costs incurred in opening a new office in Bakersfield.

Interest expense on long-term debt decreased by $305,912, approximately 17% from $1,786,203 in 2000 to $1,480,291 in 2001, reflecting the decrease in long-term debt on the retirement of the balance of the Bank One credit facility.

During fiscal 2001, the Company expended in expenditures on its petroleum interests, which was primarily comprised of: i) $5,286,942 million towards the development of the East Lost Hills Project, mainly in the funding of the completion of the ELH #1 well and the drilling of the ELH #2, #3, #4 and #9 wells; ii) $775,961 for its share of the gas facility at East Lost Hills; iii) $1,570,379 for the acquisition, exploration and development of other oil and gas prospects.

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

LIQUIDITY AND CAPITAL RESOURCES

With the disappointing developments at the East Lost Hills and San Joaquin Joint Ventures and at Regional California, the Company has had to review and reassess its options and alternatives. Subsequent to May 31, 2002, the Company paid $517,000 for its share of the side-track well at the Suisan #25 well.

As at October 31, 2002, the Company had a working capital deficit of approximately $700,000 and approximately $1.1 million of convertible debentures outstanding. See "Item 6. Directors, Senior Management and Employees - Other Convertible Securities."

The Company is currently not generating sufficient cash flow from its operations to meet ongoing corporate overhead, capital commitments and discharge its liabilities as they come due. The future viability of the Company is dependent upon its ability to generate additional financing to satisfy future working capital requirements and debt repayment obligations and, in the longer term, the generation of profit and positive cash flow from business operations. Unless the Company is able to obtain additional financings, it does not have sufficient working capital to continue funding the activities in A. I. Solutions, the continued exploration and development of its petroleum interests or, complete the payments and exploration commitments which will be required for the mineral properties in China and Mongolia. There is no assurance that the Company will be able to obtain sufficient financings.

RESEARCH AND DEVELOPMENT

During fiscal 2000, 2001 and 2002, the Company incurred $11.7 million, $8.3 million and $2.2 million, respectively, on the acquisition, exploration and development of its petroleum interests. During fiscal 2002, the Company also incurred $506,000 on research, development and marketing costs related to the development of its software programs. During the period from June 1, 2002 to October 31, 2002, the Company had incurred approximately $550,000 in exploration expenditures on its petroleum interests and $178,000 on research and development of software programs.


ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.
--------------------------------------------------------------------------------

DIRECTORS AND SENIOR MANAGEMENT

The names, positions held with the Company and terms of office of each director and officer of the Company as of the date of this report, are as follows:

                                                            Term of Office
Name                   Position with the Company         (for each office held)
------------------     -------------------------         ----------------------
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

NEIL DARLING(1)        Director                            May/99 to present

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


DONALD W. BUSBY (AGE 65),
CHAIRMAN, CHIEF EXECUTIVE OFFICER, PROMOTER AND DIRECTOR

Since August 1990, Mr. Busby has been the owner and president of Boone Petroleum Inc. ("Boone"), a private company owned by Mr. Busby. Mr. Busby, through Boone, provides marketing, financial management and consulting services to various mineral exploration companies, including the Company. Mr. Busby currently serves as an officer and directorof other public reporting companies. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest."

NICK DEMARE (AGE 48), DIRECTOR

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

WILLIAM LEE (AGE 49), DIRECTOR

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

NEIL DARLING (AGE 43), DIRECTOR

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

HARVEY LIM (AGE 44), CORPORATE SECRETARY

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

COMPENSATION

During the fiscal year ended May 31, 2002, the directors and officers of the Company, as a group, had received or charged the Company a total of $189,438 for services rendered by the directors and officers or companies owned by the individuals.

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

"Named Executive Officers" means the Chief Executive Officer ("CEO") of the Company, regardless of the amount of compensation of that individual and each of the Company's four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recent fiscal year and whose total salary and bonus amounted to CDN$100,000 or more. In addition, disclosure is also required for any individuals whose totalsalary and bonus during the most recent fiscal year was CDN$100,000 whether or not they are an executive officer at the end of the fiscal year.

EXECUTIVE COMPENSATION

During the fiscal year ended May 31, 2002, the Company had one Named Executive Officer, Donald W. Busby, Chairman and Chief Executive Officer. The table below sets forth the compensation of the Named Executive Officer:

SUMMARY COMPENSATION TABLE


                                       ANNUAL COMPENSATION                     LONG TERM COMPENSATION
                                 ------------------------------       --------------------------------------
                                                                                AWARDS               PAYOUTS
                                                                      --------------------------     -------
                                                                      SECURITIES      RESTRICTED
                                                        OTHER           UNDER         SHARES OR                     ALL
                       FISCAL                           ANNUAL         OPTIONS/       RESTRICTED                   OTHER
   NAME AND             YEAR                            COMPEN-          SARS           SHARE         LTIP        COMPEN-
   PRINCIPAL           ENDED     SALARY       BONUS     SATION         GRANTED          UNITS        PAYOUTS      SATION
   POSITION            MAY 31     (US$)       (US$)     (US$)            (#)            (US$)         (US$)        (US$)
--------------------   ------    -------      -----     -------       ----------      ----------     -------      -------

Donald W. Busby,       2002       Nil          Nil        Nil           400,000           Nil          Nil         99,438
Chairman and Chief     2001       Nil          Nil        Nil           350,000           Nil          Nil        103,342
Executive              2000       Nil          Nil        Nil             Nil             Nil          Nil        150,965
Officer


LONG TERM INCENTIVE PLAN AWARDS

Long term incentive plan awards ("LTIP") means "any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one financial year whether performance is measured by reference to financial performance of the Company or an affiliate, or the price of the Company's shares but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units". The Company has not granted any LTIP's to the Named Executive Officer or the directors during the fiscal year ended May 31, 2002.

STOCK APPRECIATION RIGHTS

Stock appreciation rights ("SAR's") means a right, granted by the Company or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Company's shares. No SAR's were granted to or exercised by the Named Executive Officer or the directors during the past fiscal year ended May 31, 2002.

OPTION GRANTS IN LAST FISCAL YEAR

The following table sets forth information concerning grants of options to the Named Executive Officer during the past fiscal year ended May 31, 2002:


                                                 % OF TOTAL
                                                   OPTIONS                               MARKET VALUE OF
                                                  GRANTED TO                                SECURITIES
                                                  DIRECTORS,                                UNDERLYING
                         SECURITIES UNDER       EMPLOYEES AND         EXERCISE OR      OPTIONS ON DATE OF
                          OPTIONS GRANTED       ASSOCIATES IN         BASE PRICE              GRANT           EXPIRATION
NAME                            (#)             FISCAL YEAR(1)      (CDN$/SECURITY)      (CDN$/SECURITY)         DATE
----------------         ----------------       --------------      ---------------    ------------------     -----------

Donald W. Busby              400,000                40.0%                0.45                 0.37             Dec.21/04


NOTE:

(1) Percentage of all options granted during the last fiscal year ended May 31, 2002.

OPTIONS EXERCISED IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

The following table sets forth details of all exercises of options during the past fiscal year ended May 31, 2002 and the value of unexercised options on an aggregated basis as at May 31, 2002:


                                                                                                  VALUE OF UNEXERCISED
                                                                       UNEXERCISED OPTIONS AT     IN-THE-MONEY OPTIONS
                                                                           FISCAL YEAR-END         AT FISCAL YEAR-END
                                  SECURITIES           AGGREGATE               (#)(3)                 (CDN$)(3)(4)
                                 ACQUIRED ON             VALUE
                                   EXERCISE            REALIZED             EXERCISABLE/              EXERCISABLE/
NAME                                (#)(1)             (CDN$)(2)            UNEXERCISABLE             UNEXERCISABLE
-------------------             ------------          ----------        -------------------        -------------------

Donald W. Busby                      Nil                  N/A               750,000/Nil                   Nil/Nil


NOTES:

(1)  Number of common shares acquired on the exercise of options.

(2) Calculated using the difference between the closing price on the TSX Venture on the date of exercise and the exercise price of the options.

(3) As freestanding SARs have not been granted, the number of common shares relate solely to the options. (4) Value using the closing price of the common shares on the TSX Venture on May 31, 2002 of CDN$0.30 per share, less the exercise price of the options.


PENSION PLANS

The Company does not provide retirement benefits for its directors or Named Executive Officer.


TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

During the fiscal year ended May 31, 2002, Mr. Donald W. Busby received consulting fees from the Company of $84,000 paid directly to Boone, a private company which is wholly-owned by Mr. Busby. Boone provides marketing and financial management services to the Company. The Company also paid Mr. Busby's health insurance premiums of $15,438.


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


COMPENSATION OF DIRECTORS

The following table sets forth information concerning grants of options to the directors who are not Named Executive Officers during the past fiscal year ended May 31, 2002:



                                                % OF TOTAL
                                                  OPTIONS                               MARKET VALUE OF
                                                 GRANTED TO                               SECURITIES
                                                 DIRECTORS,                               UNDERLYING
                         SECURITIES UNDER      EMPLOYEES AND         EXERCISE OR        OPTIONS ON DATE
                          OPTIONS GRANTED      ASSOCIATES IN          BASE PRICE           OF GRANT
NAME                            (#)            FISCAL YEAR(1)      (CDN$/SECURITY)      (CDN$/SECURITY)    EXPIRATION DATE
------------             ----------------      --------------      ---------------      ---------------    ---------------
Nick DeMare                   174,000              17.4%                 0.45                0.37             Dec.21/04
William Lee                    75,000               7.5%                 0.45                0.37             Dec.21/04
Neil Darling                   75,000               7.5%                 0.45                0.37             Dec.21/04



(1) Percentage of all options granted during the last fiscal year ended May 31, 2002.

The following table sets forth details of all exercises of options during the past fiscal year ended May 31, 2002 by the directors who are not the Named Executive Officers and the value of unexercised options on an aggregated basis as at May 31, 2002:

                                                                                                 Value of Unexercised
                                                                       Unexercised Options at     In-the-Money Options
                                                                          Fiscal Year-End          at Fiscal Year-End
                                  Securities          Aggregate                (#)(3)                 (CDN$)(3)(4)
                                 Acquired on            Value
                                   Exercise           Realized              Exercisable/              Exercisable/
Name                                (#)(1)            (CDN$)(2)            Unexercisable              Unexercisable
------------                     -----------          ---------        ----------------------    ---------------------

Nick DeMare                          Nil                 N/A                314,000/Nil                  Nil/Nil
William Lee                          Nil                 N/A                115,000/Nil                  Nil/Nil
Neil Darling                         Nil                 N/A                100,000/Nil                  Nil/Nil


NOTES:

(1)  Number of common shares acquired on the exercise of options.

(2) Calculated using the difference between the closing price on the TSX Venture on the date of exercise and the exercise price of the options.

(3) As freestanding SARs have not been granted, the number of common shares relate solely to the options. (4) Value using the closing price of common shares on the TSX Venture on May 31, 2002 of CDN$0.30 per share, less the exercise prices of the options.

During the fiscal year ended May 31, 2002, Chase, a private company which is indirectly wholly-owned by Mr. Nick DeMare, was paid CDN$117,075. Chase provides management, administrative and accounting services to the Company. The Company also paid CDN$9,000 each to Mr. William Lee and Ramdar Resource Management Ltd. ("Ramdar"), for directors fees. Ramdar is a private company wholly-owned by Mr. Neil Darling.

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


TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

During the fiscal year ended May 31, 2002, Mr. Busby received consulting fees from the Company of $84,000 paid directly to Boone, a private company which is wholly-owned by Mr. Busby. Boone provides marketing and financial management services to the Company. The Company also paid Mr. Busby's health insurance premiums of $15,438. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."


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

EMPLOYEES

As of May 31, 2002, the Company had no full-time employees in the area of management and administration. As at May 31, 2001, there were 3 full-time employees in the area of management and administration compared with 6 full-time employees as at May 31, 2000. Exploration activities are conducted by consultants, laborers and technicians hired for the duration of the exploration program. Research, development and marketing activities for the Company's software programs are contracted to arm's-length parties.

SHARE OWNERSHIP

The following table sets forth certain information regarding ownership of the Company's shares by the Company's officers and directors as of October 31, 2002.

                                                                SHARES AND RIGHTS BENEFICIALLY
TITLE OF CLASS            NAME AND ADDRESS OF OWNER                 OWNED OR CONTROLLED (1)       PERCENT OF CLASS (1)
--------------            --------------------------            ------------------------------    ---------------------
Common Stock              Donald W. Busby                               9,041,824(2)(3)                  18.30%
                          Bakersfield, California

Common Stock              Nick DeMare                                   4,480,863(4)(5)                   9.45%
                          Burnaby, British Columbia

Common Stock              William Lee                                     130,000(6)                      0.29%
                          Delta, British Columbia

Common Stock              Neil Darling                                    100,000(7)                      0.22%
                          Calgary, Alberta

Common Stock              Harvey Lim                                       75,000(8)                      0.17%
                          Burnaby, British Columbia

(1) Where persons listed on this table have the right to obtain additional shares of common stock through the exercise of outstanding options or warrants or through the conversion of debentures, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person. Based on 45,336,633 shares of common stock outstanding as of October 31, 2002.

(2) Includes 1,136,355 shares of common stock held by Boone, a private company wholly-owned by Mr. Busby and 3,834,914 shares held by the Donald W. Busby 1999 Irrevocable Trust ("Busby Trust").

(3) Includes warrants held by Boone to acquire an additional 500,000 common shares, warrants held by the Busby Trust to acquire an additional 2,705,000 common shares, options held by Mr. Busby, to acquire 750,000 common shares, and a $100,000 debenture, held by Boone, which is convertible into approximately 115,555 common shares.

(4) Includes 20,000 common shares held by Mr. DeMare directly, 1,675,410 common shares held by DNG Capital Corp. ("DNG"), a private company wholly-owned by Mr. DeMare, 683,453 shares held by 888 Capital Corp. ("888") and 25,000 shares held by UEV Holdings Ltd. ("UEV"). 888 and UEV are private companies 50% owned by Mr. DeMare.

(5) Includes warrants held directly to acquire 623,375 common shares, warrants held by DNG to acquire an additional 1,000,000 common shares and warrants held by 888 to acquire 159,625 common shares.

(6)  Includes options to acquire 115,000 common shares.

(7)  Consists of options to acquire 100,000 common shares.

(8) Includes options to acquire 60,000 common shares and warrants to acquire 15,000 common shares.


STOCK OPTIONS

In order to comply with recent amendments to the TSX Venture rules, the Company adopted a stock option plan (the "Plan"). The Plan was approved by the Company's shareholders at its annual general meeting, held on November 14, 2002.
Previously, the Company did not have a formal stock option plan and granted options in accordance with TSX Venture policies which provided for options up to 10% of the issued and outstanding share capital of the Company. The purpose of the Plan is to provide the Company with a share related mechanism to enable the Company to attract, retain and motivate qualified directors, officers, employees and other service providers, to reward directors, officers, employees and other service providers for their contribution toward the long term goals of the Company and to enable and encourage such individuals to acquire shares of the Company as long term investments.

The Plan provides that it is solely within the discretion of the Board to determine who should receive options and in what amounts. The Board may issue a majority of the options to insiders of the Company. However, the Plan provides that in no case will the Plan or any existing share compensation arrangement of the Company result, at any time, in the issuance to any option holder, within a one year period, of a number of shares exceeding 5% of the Company's issued and outstanding share capital.

The following information is a brief description of the Plan:

1. The maximum number of common shares that may be issued upon exercise of stock options granted under the Plan will be that number of shares which is 10% of the issued and outstanding shares of the Company. As at October 31, 2002, the Company had 1,868,250 options outstanding which were granted prior to the adoption of the Plan. These options form a part of the foregoing 10%. The exercise price of the stock options, as determined by the Board in its sole discretion, shall not be less than the closing price of the Company's shares traded through the facilities of the TSX Venture on the date prior to the date of grant, less allowable discounts, in accordance with the policies of the TSX Venture or, if the shares are no longer listed for trading on the TSX Venture, then such other exchange or quotation system on which the shares are listed and quoted for trading.

2. The Board will not grant options to any one person which will, when exercised, exceed 5% of the issued and outstanding shares of the Company.

3. Upon expiry of the option, or in the event an option is otherwise terminated for any reason, without having been exercised in full, the number of shares in respect of the expired or terminated option shall again be available for the purposes of the Plan. All options granted under the Plan may not have an expiry date exceeding ten years from the date on which the Board grants and announces the granting of the option.

4. If the option holder ceases to be a director of the Company or ceases to be employed by the Company (other than by reason of death), as the case may be, then the option granted shall expire on the 90th day following the date that the option holder ceases to be a director or ceases to be employed by the Company, subject to the terms and conditions set out in the Plan.

The Plan may be administered by the Company's secretary or such other senior officer or employee as may be designated by the Board from time to time. Upon the approval of the Plan by the Company's shareholders, shareholder approval will not be required or sought on a case-by-case basis for the purpose of the granting of options to and the exercise of options by employees of the Company regularly employed on a full-time or part-time basis, directors of the Company and persons who perform services for the Company on an ongoing basis or who have provided, or are expected to provide, services of value to the Company.

As of October 31, 2002, the Company had granted an aggregate of 1,868,250 incentive stock options to purchase shares of the Company's common stock to the following persons:


                                NATURE       NO. OF       EXERCISE      EXPIRY
OPTIONEE                      OF OPTION      OPTIONS    PRICE/SHARE      DATE
-------------------------    ----------      -------    -----------   ----------
                                                            CDN$

Donald W. Busby               Director        50,000        1.80      Oct. 16/03
Nick DeMare                   Director        20,000        1.80      Oct. 16/03
Ted Carlsen                   Employee         6,250        2.70      Apr. 19/03
Harvey Lim                    Employee        10,000        1.34      Dec. 21/03
Betty Moody                   Employee        10,000        1.34      Dec. 21/03
Arabella Smith                Employee         5,000        1.34      Dec. 21/03
Linda Liu                     Employee         5,000        1.34      Dec. 21/03
Rosanna Wong                  Employee         5,000        1.34      Dec. 21/03
Jacqueline Hibbs              Employee         2,000        1.34      Dec. 21/03
Greystoke Investments Ltd.    Employee        40,000        1.60      Jan. 10/04
MDC Group Inc.                Employee        40,000        1.60      Jan. 10/04
Neil Darling                  Director        10,000        1.60      Jan. 10/04
William Lee                   Director        25,000        1.60      Jan. 10/04
Betty Moody                   Employee        20,000        2.68      Mar. 02/04
Des O'Kell                    Employee       100,000        2.68      Mar. 02/04
David Castaneda               Employee        70,000        2.68      Mar. 02/04
Donald W. Busby               Director       300,000        2.68      Mar. 02/04
Nick DeMare                   Director       120,000        2.68      Mar. 02/04
William Lee                   Director        15,000        2.68      Mar. 02/04
Neil Darling                  Director        15,000        2.68      Mar. 02/04
Kurt Johnson                  Employee        50,000        0.45      Dec. 21/04
Neil Darling                  Director        75,000        0.45      Dec. 21/04
William Lee                   Director        75,000        0.45      Dec. 21/04
Donald W. Busby               Director       400,000        0.45      Dec. 21/04
Nick DeMare                   Director       174,000        0.45      Dec. 21/04
Betty L. Moody                Employee        50,000        0.45      Dec. 21/04
Harvey Lim                    Employee        50,000        0.45      Dec. 21/04
Linda Liu                     Employee        15,000        0.45      Dec. 21/04
Rosanna Wong                  Employee        15,000        0.45      Dec. 21/04
Jacqueline Rowsell            Employee         6,000        0.45      Dec. 21/04
Arabella Smith                Employee        15,000        0.45      Dec. 21/04
Des O'Kell                    Employee        75,000        0.45      Dec. 21/04
                                           ---------
TOTAL:                                     1,868,250
                                           =========

As of October 31, 2002, the directors and officers of the Company, as a group (5 persons), held options to purchase 1,339,000 shares of the Company's common stock.

WARRANTS

As of October 31, 2002, there were non-transferable common share purchase warrants exercisable for the purchase of 5,630,500 common shares, which expire at various times until July 6, 2004 and may be exercised at various prices ranging from CDN $1.35 per share to CDN $1.88 per share, as follows:

  Common Shares Issuable          Exercise Price/Share
 On Exercise of Warrants                  CDN$                    Expiry
 -----------------------          --------------------        ----------------
       2,260,000                          1.35                December 18,2003
          31,250                          1.77                December 11,2002
          35,000                          1.48                December 7, 2003
         268,750                          1.35                January 24, 2004
         836,500                          1.88                July 6, 2004
       2,199,000                          1.85                March 27, 2003
       ---------
       5,630,500
       =========

As of October 31, 2002, the directors and officers of the Company, as a group (5 persons), held warrants to purchase 5,003,000 shares of the Company's common stock.

OTHER CONVERTIBLE SECURITIES

DEBENTURES

(a)  10% Debentures

The debentures (the "10% Debentures") were issued in fiscal 2001 and, as at May 31, 2002, comprised of $2,163,000 Series A and CDN $1,500,000 Series B. An aggregate of $300,000 principal amount of Series A were issued to the Donald W. Busby 1999 Irrevocable Trust (the "Busby Trust") which Mr. Donald W. Busby, an officer and director of the Company is the settlor, an aggregate of $450,000 principal amount of Series A were issued to Boone Petroleum Inc. ("Boone"), a private company wholly-owned by Mr. Busby and an aggregate of $263,000 principal amount of Series A were issued to DNG Capital Corp. ("DNG"), a private company owned by Mr. Nick DeMare, a director of the Company. The 10% Debentures bear interest at 10% per annum, payable quarterly, and mature on January 24, 2004. The 10% Debentures are convertible, at the option of the holders, into common shares of the Company, at a price of CDN$1.35 per share on or before January 24, 2003 and CDN$1.56 per share on or before January 24, 2004.

During the year ended May 31, 2002, the Company proposed to amend the terms of its debentures, such that, for a limited period, the debenture holders would be able to convert their debentures into common shares of the Company at a price of CDN$0.50 per share (the "Conversion Price"). In addition, in order to encourage the debenture holders to convert the debentures when the common shares of the Company were trading at a price significantly below the Conversion Price, the Company agreed to pay, as a bonus, interest on the converted debentures from the last interest payment date through December 31, 2002. Subsequent to May 31, 2002, holders of $1,293,000 Series A and CDN$900,000 Series B of the 10% Debentures elected to convert their debentures and the Company issued 5,774,504 common shares and paid $109,885 interest.

As of October 31, 2002, $870,000 principal amount of Series A and CDN$600,000 principal amount of Series B remain outstanding, of which $100,000 principal amount of Series A is held by Boone.


(b)  9% Debentures

In June 1999, the Company issued debentures (the "9% Hilton Convertible Debentures") totaling CDN $1,493,500, which mature on April 30, 2003. An aggregate of CDN $1,100,000 principal amount were issued to the Busby Trust, an aggregate of CDN $200,000 principal amount were issued to DNG, and an aggregate of CDN $193,500 principal amount were issued to E.J. Holdings Ltd., a private company wholly-owned by E.J. Helsey, the son-in-law of Mr.Busby. The 9% Hilton Convertible Debentures bore interest at 9.0% per annum, payable quarterly, and were convertible into common shares on the following basis:

(i) on or before April 30, 2002, at a conversion price of CDN $2.60 of principal per share; and

(ii) May 1, 2002 to April 30, 2003, at a conversion price of CDN $2.85 of principal per share.

Subsequent to May 31, 2002, all of the holders of the 9% Debentures elected to convert their debentures and the Company issued 2,987,000 common shares and paid $51,825 interest.


ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.
--------------------------------------------------------------------------------

PRINCIPAL HOLDERS OF VOTING SECURITIES

The following table sets forth certain information regarding ownership of the Company's shares by the Company's officers and directors as a group, as well as all persons who own greater than five percent (5%) of the Company's outstanding shares, as of October 31, 2002.

                                                                Shares and Rights Beneficially
Title of Class            Name and Address of Owner                 Owned or Controlled (1)       Percent of Class (1)
--------------            ----------------------------------    ------------------------------    --------------------

Common Stock              Donald W. Busby                              9,041,824(2)(3)                 18.30%
                          Bakersfield, California

Common Stock              Nick DeMare                                  4,480,863(4)(5)                  9.45%
                          Burnaby, British Columbia

Common Stock              Officers & Directors, as a group            13,827,687(2)(3)(4)(5)           26.70%
                          (5 persons)

(1) Where persons listed on this table have the right to obtain additional shares of common stock through the exercise of outstanding options or warrants or through the conversion of debentures, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person. Based on 45,336,663 shares of common stock outstanding as of October 31, 2002.

(2) Includes 1,136,355 shares of common stock held by Boone, a private company wholly-owned by Mr. Busby and 3,834,914 shares held by the Busby Trust.

(3) Includes warrants held by Boone to acquire an additional 500,000 common shares, warrants held by the Busby Trust to acquire an additional 2,705,000 common shares, options held by Mr. Busby to acquire 750,000 common shares, and a $100,000 debenture, held by Boone, which is convertible into approximately 115,555 common shares.

(4) Includes 20,000 common shares held by Mr. DeMare directly, 1,675,410 common shares held by DNG, a private company wholly-owned by Mr. DeMare, 683,453 shares held by 888 and 25,000 shares held by UEV. 888 and UEV are private companies 50% owned by Mr. DeMare.

(5) Includes warrants held directly to acquire 623,375 common shares, warrants held by DNG to acquire an additional 1,000,000 common shares and warrants held by 888 to acquire 159,625 common shares.

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

UNITED STATES SHAREHOLDERS

As of October 31, 2002, there were approximately 758 registered holders of the Company's common shares in the United States, with combined holdings of 2,237,404 shares, representing 4.94% of the issued shares of the Company on October 31, 2002.

CONTROL BY FOREIGN GOVERNMENT OR OTHER PERSONS

To the best of the Company's knowledge, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person.

RELATED PARTY TRANSACTIONS

Other than as disclosed below, for the year ended May 31, 2002 and the period from June 1, 2002 to October 31, 2002, the Company has not entered into any transactions or loans between the Company and any (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individuals' family; (d) key management personnel and close members of such individuals' families; or (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly by any person described in (c) or
(d) or over which such a person is able to exercise significant influence.

1. The Company has retained Boone, a private company wholly-owned by Donald Busby, the Chairman, Chief Executive Officer and a director of the Company, to provide marketing, consulting and management services. See "Item 6. Directors, Senior Management and Employees - Compensation." In consideration therefor, Boone is currently paid a monthly fee of $7,000 and out-of-pocket disbursements incurred by Boone on behalf of the Company. Management believes the arrangement with Boone is fair to the Company and similar to terms which could be obtained from unrelated third parties. During the year ended May 31, 2002, and the period from June 1, 2002 to October 31, 2002, the Company paid Boone $84,000 and $35,000, respectively on account of professional services rendered by Boone. During the period from June 1, 2002 to October 31, 2002 the Company also agreed to reimburse Boone for $36,000 of expenses.

2. The Company has retained Chase, a company wholly-owned by Mr. Nick DeMare, a director of the Company, to provide office premises, administrative, accounting and management services. In consideration therefor, Chase is paid a monthly fee of CDN$8,000 and out-of-pocket disbursements incurred by Chase on behalf of the Company. In addition, Chase also provides the Company additional services which are billed at rates which Chase charges to unrelated third parties. Management believes the arrangement with Chase is fair to the Company and similar to terms which could be obtained from unrelated third parties. During the year ended May 31, 2002 and the period from June 1, 2002 to October 31, 2002, the Company paid Chase CDN $56,875 and CDN $60,700, respectively.

3. The Company has completed previous private placements of common stock and convertible debentures, the subscribers of which include i) companies wholly-owned by current and former directors, officers and principal shareholders of the Company. The securities issued pursuant to such private placements were issued in accordance with the pricing policies of the TSX Venture. During the year ended May 31, 2002 and the period from June 1, 2002 to October 31, 2002, the Company conducted the following private placements of common stock:


                                                                 PURCHASE      MARKET
                                               PARTICIPATION      PRICE       PRICE(1)
PLACEE                                          BY INSIDERS       CDN$         CDN$              COMMENTS
------                                         -------------     --------     -------   -------------------------
PERIOD FROM JUNE 1, 2002 TO OCTOBER 31, 2002
--------------------------------------------
N/A


FISCAL YEAR ENDED MAY 31, 2002
------------------------------
1,673,000 units (one common share                                   1.70        1.88
and one warrant)
  -  888 Capital Corp.                               125,000                             50% owned by Nick DeMare
  -  Nick DeMare                                     583,000
  -  Donald W. Busby                                 885,000
                                                  ----------
                                                   1,593,000

(1)  Quoted closing price on date of announcement of private placement.

See also "Item 6.  Directors, Senior Management and Employees - Compensation."


INDEBTEDNESS OF DIRECTORS, OFFICERS, PROMOTERS AND OTHER MANAGEMENT

During the fiscal year ended May 31, 2000, the Company provided a relocation loan of $125,000 to Mr. Busby to assist him in relocating to Bakersfield, California from Conifer, Colorado. The loan originally bore interest at 5% per annum, compounded monthly, and was to mature on March 27, 2002. During the year ended May 31, 2002, the Company agreed to extend the term of the loan to January 24, 2004. In addition, the loan now bears interest at 10% per annum, payable quarterly. Interest income of $3,793 was received and $25,000 of principal was repaid for the year ended May 31, 2002. As of October 31, 2002, $100,000 principal remained outstanding.

Other than as described above during the fiscal year ended May 31, 2002, none of the directors, officers, promoters or other members of management or their associates or affiliates of the Company was indebted to the Company.


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

The following table identifies the name of each director of the Company and any company, which is a reporting issuer in Canada, and for which such director currently serves as an officer or director:


PRINCIPAL            REPORTING COMPANY                        CAPACITY                  PERIOD
---------------      -----------------------                  ----------------------    -----------------------------
Donald W. Busby      Aladdin Resources Corp.                  President and Director    January 2001 - present
                     Trimark Energy Ltd.                      Chairman                  April 1999 - present
                                                              President                 September 1999 - present; and
                                                                                        February 1997 - April 1999
                                                              Chief Executive Officer   February 1997 - present
                                                              Director                  December 1998 - present


PRINCIPAL            REPORTING COMPANY                        CAPACITY                  PERIOD
---------------      -----------------------------            ----------------------    -----------------------------
Nick DeMare          Aladdin Resources Corp.                  Director                  January 2001 - present
                                                              Secretary                 January 2001 - November 2001
                     Andean American Mining Corp.             Secretary                 December 1995 - present
                     California Exploration Ltd.              Director                  October 2002 - present
                     Desert Holdings Inc.                     Director                  October 2002 - present
                     Dial Thru International Inc.             Director                  January 1991 - present
                     GGL Diamond Corp.                        Director                  May 1989 - present
                     Golden Peaks Resources Ltd.              Director                  January 1992 - present
                     Hydromet Technologies Limited            Director                  September 2000 - present
                     Kookaburra Resources Ltd.                Director                  June 1988 - present
                     Trimark Energy Ltd.                      Director                  January 1996 - present
                     Tumi Resources Limited                   Director                  January 2000 - present

William Lee          Aladdin Resources Corp.                  Director                  January 2001 - present
                     Desert Holdings Inc.                     Director                  October 2002 - present
                     IMA Exploration Inc.                     Director                  June 1996 to present

Harvey Lim           Aladdin Resources Corp.                  Director                  January 2001 - November 2001
                                                              Secretary                 November 2001 - present
                     Trimark Energy Ltd.                      Secretary                 December 1988 - present
                     Tumi Resources Limited                   Director                  January 2000 - present

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


ITEM 8.  FINANCIAL INFORMATION.
--------------------------------------------------------------------------------

DESCRIPTION                                                              PAGE
-----------                                                              ----
Audited Consolidated Financial Statements for
the Years Ended May 31, 2002, 2001 and 2000                               F-1

SIGNIFICANT CHANGES

Subsequent to May 21, 2002, the Company incurred $549,033 in expenditures on its petroleum properties. The majority of these costs related to the side-track well on the Basil Prospect. The well was uneconomic and was plugged and abandoned. Accordingly, the Company will be recording an impairment charge of approximately $1 million to reflect the drilling costs on the Suisan #25 well and the side-track well.

The Company's working capital has decreased significantly from $692,973 at May 31, 2002, to a working capital deficit of approximately $700,000 at October 31, 2002.

Subsequent to May 31, 2002, holders of $2.6 million of the Company's debentures converted their holdings into common stock of the Company. See "Item 6. Directors, Senior Management and Employees - Other Convertible Securities."

DIVIDEND POLICY

The Company has not paid any dividends on its common shares and does not intend to pay dividends on its common shares in the immediate future. Any decision to pay dividends on its common shares in the future will be made by the board of directors on the Company on the basis of earnings, financial requirements and other such conditions that may exist at that time.

ITEM 9.  THE OFFER AND LISTING.
--------------------------------------------------------------------------------

PRICE HISTORY

The TSX Venture classifies listed companies into two different tiers based on standards, including historical financial performance, stage of development, and financial resources. Tier I is the TSX Venture's premier tier and is reserved for the TSX Venture's most advanced issuers with the most significant financial resources. Tier I issuers benefit from decreased filing requirements and improved service standards. The majority of companies listed on the TSX Venture are Tier II companies. The Company is classified as a Tier I company and trades on the TSX Venture under the symbol "HTP".

The following table sets forth the market price ranges and the aggregate volume of trading of the common shares of the Company on the TSX Venture for the periods indicated:

                   TSX VENTURE EXCHANGE STOCK TRADING ACTIVITY

                                                        SALES PRICE (CDN $)
                                                    ---------------------------
YEAR ENDED                   VOLUME                   HIGH                 LOW

May 31, 2002                24,676,069               $1.71               $0.14
May 31, 2001                57,231,095               $4.25               $1.00
May 31, 2000                60,856,599               $5.60               $1.20
May 31, 1999                19,661,995               $5.10               $1.80
May 31, 1998                 2,949,370               $2.25               $1.45


                                                       SALES PRICE (CDN $)
                                                    ---------------------------
QUARTER ENDED                VOLUME                   HIGH                 LOW

August 31, 2002              7,078,077               $1.71               $0.43
May 31, 2002                20,443,779               $3.35               $1.42
February 28, 2002           16,978,516               $2.95               $1.15
November 30, 2001            4,515,334               $2.30               $1.00
August 31, 2001              7,074,077               $1.71               $0.43
May 31, 2001                20,443,779               $3.35               $1.42
February 28, 2001           16,978,516               $2.95               $1.15
November 30, 2000            4,515,334               $2.30               $1.00
August 31, 2000             15,293,466               $4.25               $1.40
May 31, 2000                18,713,432               $4.05               $1.30


                                                       SALES PRICE (CDN $)
                                                    ---------------------------
MONTH ENDED                  VOLUME                   HIGH                 LOW

October 31, 2002             1,440,012               $0.11               $0.04
September 30, 2002           1,333,716               $0.21               $0.10
August 31, 2002                520,431               $0.23               $0.16
July 31, 2002                1,432,524               $0.42               $0.19
June 30, 2002                1,502,534               $0.39               $0.26
May 31, 2002                 2,513,040               $0.31               $0.14

On February 7, 2001, the Company's common shares were approved for quotation on the Over-the-Counter Bulletin Board system (the "OTC-BB") operated by the National Association of Securities Dealers under the symbol "HTPTF".

                             OTC-BB TRADING ACTIVITY


                                                       SALES PRICE (US $)
                                                    ---------------------------
YEAR ENDED                   VOLUME                   HIGH                 LOW

May 31, 2002                 8,420,200               $1.09               $0.10
May 31, 2001(1)              2,488,400               $1.09               $0.32
(1)  Period from February 7, 2001 through February 28, 2001


                                                       SALES PRICE (US $)
                                                    ---------------------------
QUARTER ENDED                VOLUME                   HIGH                 LOW

August 31, 2002                934,194               $0.29               $0.10
May 31, 2002                 1,424,600               $0.23               $0.10
February 28, 2002            2,015,600               $0.30               $0.16
November 30, 2001            2,913,000               $0.38               $0.16
August 31, 2001              1,735,700               $1.09               $0.32
May 31, 2001                 2,254,700               $2.03               $0.96
February 28, 2001(1)           233,700               $1.91               $1.50
(1)     Period from February 7, 2001 through February 28, 2001


                                                       SALES PRICE (US $)
                                                    --------------------------
MONTH ENDED                  VOLUME                   HIGH                 LOW

October 31, 2001              312,999                $0.06               $0.03
September 30, 2001            270,299                $0.14               $0.06
August 31, 2001               122,498                $0.20               $0.10
July 31, 2001                 115,899                $0.29               $0.14
June 30, 2001                 695,797                $0.22               $0.15
May  31, 2002                 708,900                $0.15               $0.10


These above quotations reflect inter-dealer prices without retail mark-up, markdown, or commissions and may not necessarily represent actual transactions.

The OTC-BB is smaller and less liquid than the major securities markets in the United States. The trading volume of our shares on the OTC-BB has been volatile. Consequently, shareholders in the United States may not be able to sell their shares at the time and at the price they desire.


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

Paragraph 5 of the Company's Articles of Continuance, restrict the Company from carrying on the business of a railway, steamship, air transport, canal, telegraph, telephone or irrigation company.

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

C.   BORROWING POWERS EXERCISABLE BY THE DIRECTORS.

     The directors may, on behalf of the Company:

     1.   borrow money on the credit of the Company;

     2.   issue, reissue, sell or pledge debt obligations of the Company;

     3. give a guarantee on behalf of the Company to secure performance of an obligation of any person, subject to certain conditions detailed in
          Section 46 of the Yukon Act; or

     4. mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Company, owned or subsequently acquired, to secure any obligation of the Company.

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

Of the Company's unlimited share capital, a total of 45,336,663 common shares were issued and outstanding as of October 31, 2002. All of the common shares of the Company rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and the entitlement of dividends. The holders of the common shares are entitled to receive notice of all shareholder meetings and to attend and vote at such meetings. Shareholders are not entitled to cumulative voting. Each common share carries with it the right to one vote. The common shares do not have preemptive or conversion rights. In addition, there are no sinking fund or redemption provisions applicable to the common shares.

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

A notice of record date advising of the Company's annual general meeting and the date for which the determination of shareholders is to be fixed must be issued seven days in advance of the record date. The notice of meeting, information circular, financial statements and proxy are to be mailed to the shareholders not less than 25 days prior to the meeting date. A quorum for the transaction of business at a general meeting is two shareholders present in person or represented by proxy representing a minimum of 5% of the issued voting shares in the Company.

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

On a show of hands, every person who is present and entitled to vote shall have one vote. Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the Chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried, an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favor of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the members upon the said question.

MATERIAL CONTRACTS

1. Employment Agreement with DWB Management Ltd. dated September 1, 2000 (subsequently assigned to Boone Petroleum Inc.). See "Item 10. Directors, Senior Management and Employees - Compensation - Employee Agreement."

2. Purchase and Sale Agreement between STB Energy, Inc. and Exco Resources Inc. dated February 21, 2001. See "Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources."

3. 10% Convertible Debentures. See "Item 6. Directors, Senior Management and Employees - Other Convertible Securities - Debentures."

4. Heads of Agreement by and among Hilton Petroleum Ltd. and Logistic Resources Ltd., Delta Rich Resources Ltd., Equity World Resources, Wing Hong Ng, Terry Wong and Anthony C.Y. Chow dated June 24, 2002. See"Item 4. Information on the Company - Business Overview - Principal Oil and Gas Properties - Other Properties - China and Mongolia Properties" and "Item 4. Information on the Company - Principal Properties - Other Properties - China and Mongolia Properties."

5. Agreement between Berkley Petroleum, Inc., Hilton Petroleum, Inc., Trimark Resources Inc., STB Energy, Inc. and KOB Energy, Inc., dated June 10, 2002. See "Item 4. Information on the Company - Business Overview - Principal Oil and Gas Properties - Material Properties - East Lost Hills Joint Venture and San Joaquin Joint Venture, California."

EXCHANGE CONTROLS

There are no governmental laws, decrees, or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends, or other payments to non-resident holders on the Company's common stock. Any remittances of dividends to United States residents are, however, subject to a 15% withholding tax (10% if the shareholder is a corporation owning at least 10% of the outstanding common stock of the Company) pursuant to Article X of the reciprocal tax treaty between Canada and the United States. See "Item 10. Additional Information - Taxation."

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

DISPOSITION OF SHARES OF COMMON STOCK

A U.S. Holder will recognize gain or loss upon the sale of shares of common stock equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received; and (ii) the shareholder's tax basis in the common stock. This gain or loss will be capital gain or loss if the shares are a capital asset in the hands of the U.S. Holder, and such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the common stock for more than one year. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S.Holders who are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

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

                                     PART II

ITEM 13.  ITEM DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.
--------------------------------------------------------------------------------

Not applicable



ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.
--------------------------------------------------------------------------------

Not applicable.



ITEM 15.   CONTROLS AND PROCEDURES.
--------------------------------------------------------------------------------

Within the 90-day period prior to the filing of this report there have been no significant changes in the Company's internal controls or the occurrence of events or other factors that could significantly affect these controls.


ITEM 16.   [RESERVED]
--------------------------------------------------------------------------------

Not applicable.


                                    PART III


ITEM 17.  FINANCIAL STATEMENTS.
--------------------------------------------------------------------------------
See pages 61 through 87.



ITEM 18.  FINANCIAL STATEMENTS.
--------------------------------------------------------------------------------
Not applicable.



ITEM 19.  EXHIBITS.
--------------------------------------------------------------------------------


Exhibit
Number    Description                                                      Page
------    --------------------------------------------------------         ----

 1.1      Certificate of Continuance and Certificate of                     N/A
          Registration for Hilton Petroleum Ltd. (1)

 1.2      By-Laws for Hilton Petroleum Ltd. (1)                             N/A

 2.1      8% Convertible Debenture (1)                                      N/A

 2.2      9% Hilton Convertible Debenture (1)                               N/A

 2.3      9% Stanford Convertible Debenture (1)                             N/A

 2.4      10% Convertible Debentures (6)                                    N/A

 4.1      Documents Relating to the Acquisition of Interestin East          N/A
          Lost Hills Joint Venture and Greater San Joaquin Basin
          Joint Venture (1)

Exhibit
Number    Description                                                      Page
------    --------------------------------------------------------         ----


 4.2      Agreement dated September 12, 1997, between                       N/A
          STB Energy Inc. and Trimark Resources, Inc.
          and Trimark Oil & Gas, Inc. (1)

 4.3      Documents Relating to the Acquisition of Mississippi              N/A
          Prospects (1)

 4.4      Operating Agreement of Hilton Petroleum Greater San               N/A
          Joaquin Basin Joint Venture LLC (1)

 4.5      Agreement between Kern County Oil & Gas Inc.,                     N/A
          STB Energy, Inc., Trimark Resources, Inc. and
          Valley Oil & Gas, L.L.C. dated January 13, 2000, as amended (3)

 4.6      East Blossom Property Agreement (3)                               N/A

 4.7      Employment Agreement with DWB Management Ltd. (4)                 N/A

 4.8      Purchase and Sale Agreement between STB Energy, Inc.              N/A
          and EXCO Resources, Inc. dated February 21, 2001 (5)

 4.9      Agreement between Berkley Petroleum, Inc., Hilton                  88
          Petroleum, Inc., Trimark Resources Inc., STB Energy, Inc.
          and KOB Energy, Inc., dated June 10, 2002

 4.10     Heads of Agreement by and among Hilton Petroleum Ltd.              92
          and Logistic Resources Ltd., Delta Rich Resources Ltd.,
          Equity World Resources, Wing Hong Ng, Terry Wong and
          Anthony C.Y. Chow dated June 24, 2002.

 8.1      List of Subsidiaries                                              101

 10.1     Certification of Donald W. Busby                                  103

 10.2     Certification of Nick DeMare                                      105


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

(4) Previously filed as an exhibit to the Company's Annual Report on Form 20-F, filed with the Commission on December 9, 2000. File number 000-30390.

(5) Previously filed with the Company's Form 6-K Report of Foreign Private Issuer, filed with the Commission on April 9, 2001. File number 000-30390.

(6) Previously filed as an exhibit to the Company's annual Report on Form 20-F, filed with the Commission on December 10, 2001. File number 000-30390.

                                   SIGNATURES


The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                              HILTON PETROLEUM LTD.


Dated: November 28, 2002                      / s / Nick DeMare
       -----------------                      ----------------------------------
                                              Nick DeMare, Director

                                  CERTIFICATION



I, Donald W. Busby, certify that:

1.   I have reviewed this annual report on Form 20-F of Hilton Petroleum Ltd.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;


Date:  November 28, 2002
       -----------------


Signed:  /s/ Donald W. Busby
         -----------------------------------------
         Donald W. Busby, Chief Executive Officer

                                  CERTIFICATION


I, Nick DeMare, certify that:

1.   I have reviewed this annual report on Form 20-F of Hilton Petroleum Ltd.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;


Date:  November 28, 2002
       -----------------


Signed:  /s/ Nick DeMare
         ------------------------------------
         Nick DeMare, Chief Financial Officer

--------------------------------------------------------------------------------




                              HILTON PETROLEUM LTD.


                        CONSOLIDATED FINANCIAL STATEMENTS
                               FOR THE YEARS ENDED
                           MAY 31, 2002, 2001 AND 2000

          (Expressed in United States Dollars, unless otherwise stated)


--------------------------------------------------------------------------------

AUDITOR'S REPORT




To the Shareholders of
Hilton Petroleum Ltd.


We have audited the consolidated balance sheets of Hilton Petroleum Ltd. as at May 31, 2002 and 2001 and the consolidated statements of operations, deficit and cash flow for the years ended May 31, 2002, 2001 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2002 and 2001 and the results of its operations and cash flow for the years ended May 31, 2002, 2001 and 2000 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected assets, liabilities and shareholders' equity as at May 31, 2002 and 2001 and results of operations for the years ended May 31, 2002, 2001 and 2000 to the extent summarized in Note 12 to the consolidated financial statements.


                                                  /s/ D&H Group

Vancouver, BC
September 4, 2002                             CHARTERED ACCOUNTANTS







                                    D&H Group
                          A Partnership of Corporations
           A Member of BHD Association with affiliated offices across
      Canada and Internationally 10th Floor, 1333 West Broadway, Vancouver
            B.C. V6H 4C1 www.dhgroup.ca F 604-731-9923 T 604-731-5881

COMMENTS BY AUDITORS FOR U.S. READERS
ON CANADA - U.S. REPORTING DIFFERENCE




In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in
Note 1 to the financial statements. Our report to the shareholders dated September 4, 2002 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.


                                                   /s/ D&H Group

Vancouver, BC
September 4, 2002                             CHARTERED ACCOUNTANTS








                                    D&H Group
                          A Partnership of Corporations
           A Member of BHD Association with affiliated offices across
      Canada and Internationally 10th Floor, 1333 West Broadway, Vancouver
            B.C. V6H 4C1 www.dhgroup.ca F 604-731-9923 T 604-731-5881

                              HILTON PETROLEUM LTD.
                           CONSOLIDATED BALANCE SHEETS
                                  AS AT MAY 31
              (Expressed in U.S. Dollars, unless otherwise stated)

                                                                                          2002                 2001
                                                                                            $                   $
                                                      A S S E T S
CURRENT ASSETS

Cash                                                                                       1,484,021           1,960,493
Amounts receivable (Note 3)                                                                   40,717           2,520,303
Prepaid expenses and deposits                                                                119,175             212,444
Inventories                                                                                        -             631,789
                                                                                        ------------        ------------
                                                                                           1,643,913           5,325,029
PETROLEUM AND NATURAL GAS INTERESTS (Note 4)                                               5,078,959          29,721,112

CAPITAL ASSETS                                                                                12,225              16,734

INVESTMENTS AND ADVANCES (Note 5)                                                            641,691             807,401

OTHER ASSETS (Note 6)                                                                        212,524             184,886
                                                                                        ------------        ------------
                                                                                           7,589,312          36,055,162
                                                                                        ============        ============
                                                 L I A B I L I T I E S

CURRENT LIABILITIES

Accounts payable and accrued liabilities                                                     950,940           3,538,045

LONG-TERM DEBT (Note 7)                                                                    3,737,010           3,482,498
                                                                                        ------------        ------------
                                                                                           4,687,950           7,020,543
                                                                                        ------------        ------------
                                         S H A R E H O L D E R S ' E Q U I T Y

SHARE CAPITAL (Note 8)                                                                    43,003,256          41,151,991

EQUITY COMPONENT OF LONG-TERM DEBT (Note 7)                                                  694,310             694,310

DEFICIT                                                                                  (40,796,204)        (12,811,682)
                                                                                        ------------        ------------
                                                                                           2,901,362          29,034,619
                                                                                        ------------        ------------
                                                                                           7,589,312          36,055,162
                                                                                        ============        ============

NATURE OF OPERATIONS AND GOING CONCERN (Note 1)

COMMITMENTS (Note 4)


APPROVED BY THE BOARD

/s/ Donald W. Busby   , Director
----------------------

/s/ Nick DeMare       , Director
----------------------


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                              HILTON PETROLEUM LTD.
                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                           FOR THE YEARS ENDED MAY 31
              (Expressed in U.S. Dollars, unless otherwise stated)



                                                                           2002               2001              2000
                                                                            $                  $                 $

REVENUES

Petroleum and natural gas sales                                             230,624          5,228,674         4,573,883
                                                                       ------------       ------------      ------------

OTHER EXPENSES

Production                                                                  168,061          1,902,642         2,311,617
General and administrative                                                  816,455          1,292,431         1,149,045
Depreciation, depletion and impairment (Note 4)                          26,110,753          1,455,087         1,540,672
Research, development and marketing (Note 1)                                505,827                  -                 -
Legal and litigation costs                                                        -                  -           238,749
                                                                       ------------       ------------      ------------
                                                                         27,601,096          4,650,160         5,240,083
                                                                       ------------       ------------      ------------
OPERATING INCOME (LOSS)                                                 (27,370,472)           578,514          (666,200)
                                                                       ------------       ------------      ------------

OTHER INCOME (EXPENSES)

Interest and other income (Note 4)                                          853,678            101,354           278,803
Interest expense on long-term debt and other liabilities                   (694,244)        (1,480,291)       (2,024,771)
Gain on sale of petroleum and natural gas interests                               -            212,473                 -
Gain on sale of marketable securities                                             -             25,345           172,516
Loss on sale of investment                                                  (73,484)                 -                 -
Write-down of investments                                                  (700,000)          (956,253)                -
                                                                       ------------       ------------      ------------
                                                                           (614,050)        (2,097,372)       (1,573,452)
                                                                       ------------       ------------      ------------
NET LOSS FOR THE YEAR                                                   (27,984,522)        (1,518,858)       (2,239,652)

DEFICIT - BEGINNING OF YEAR                                             (12,811,682)       (11,292,824)       (9,053,172)
                                                                       ------------       ------------      ------------
DEFICIT - END OF YEAR                                                   (40,796,204)       (12,811,682)      (11,292,824)
                                                                       ============       ============      ============


BASIC AND DILUTED LOSS PER SHARE                                         $ (0.77)           $ (0.05)           $(0.09)
                                                                       ============       ============      ============

WEIGHTED AVERAGE NUMBER OF
     COMMON SHARES OUTSTANDING                                           36,410,151         31,702,355        23,983,605
                                                                       ============       ============      ============




              The accompanying notes are an integral part of these
                       consolidated financial statements.

                              HILTON PETROLEUM LTD.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           FOR THE YEARS ENDED MAY 31
              (Expressed in U.S. Dollars, unless otherwise stated)

                                                                           2002               2001               2000
                                                                             $                  $                 $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Net loss for the year                                                  (27,984,522)        (1,518,858)        (2,239,652)
Items not involving cash
     Depreciation, depletion and impairment                             26,110,753          1,455,087          1,540,672
     Amortization of deferred financing charges                             71,068             76,336            126,389
     Accretion of liability component of long-term debt                    231,436             77,145                  -
     Gain on sale of petroleum and natural gas interests                         -           (212,473)                 -
     Gain on sale of marketable securities                                       -            (25,345)          (172,516)
     Loss on sale of investment                                             73,484                  -                  -
     Write-down of investments                                             700,000            956,253                  -
     Unrealized foreign exchange loss (gain)                                24,370            (59,203)                 -
                                                                      ------------       ------------       ------------
                                                                          (773,411)           748,942           (745,107)

Decrease (increase) in amounts receivable                                2,354,586         (1,529,900)         1,231,101
Decrease (increase) in prepaid expenses and deposits                        93,269            106,466           (168,315)
Decrease (increase) in inventories                                         631,789           (631,789)                 -
Increase (decrease) in accounts payable and accrued liabilities         (1,873,431)           718,316            374,903
                                                                      ------------       ------------       ------------
                                                                           432,802           (587,965)           692,582
                                                                      ------------       ------------       ------------
FINANCING ACTIVITIES

Issuance of common shares, net of issue costs                            1,851,265          6,361,338          9,337,563
Issuance of long-term debt                                                       -          3,160,871                  -
Retirement of long-term debt                                                     -        (14,903,857)          (962,737)
Decrease (increase) in other assets                                         25,000           (214,498)          (141,045)
Increase in other liabilities                                                    -                  -          1,966,740
                                                                      ------------       ------------       ------------
                                                                         1,876,265         (5,596,146)        10,200,521
                                                                      ------------       ------------       ------------
INVESTING ACTIVITIES

Proceeds from sale of investment                                            98,116                  -                  -
Investments and advances                                                  (705,890)           (58,765)        (1,004,889)
Capital asset additions                                                          -            (24,498)            (2,547)
Petroleum and natural gas interests expenditures                        (2,177,765)        (8,332,486)       (11,656,140)
Proceeds from sale of petroleum and natural gas interests                        -         12,695,208            655,763
Purchases of marketable securities                                               -           (175,568)        (1,281,633)
Proceeds from sale of marketable securities                                      -          1,644,291            682,572
                                                                      ------------       ------------       ------------
                                                                        (2,785,539)         5,748,182        (12,606,874)
                                                                      ------------       ------------       ------------
DECREASE IN CASH FOR THE YEAR                                             (476,472)          (435,929)        (1,713,771)

CASH - BEGINNING OF YEAR                                                 1,960,493          2,396,422          4,110,193
                                                                      ------------       ------------       ------------
CASH - END OF YEAR                                                       1,484,021          1,960,493          2,396,422
                                                                      ============       ============       ============

Supplemental disclosure with respect to the consolidated statements of cash flows (Note 14).

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                       F-6
                                      -66-

                              HILTON PETROLEUM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2002, 2001 AND 2000
              (Expressed in U.S. Dollars, unless otherwise stated)


1.   NATURE OF OPERATIONS AND GOING CONCERN

     Hilton Petroleum Ltd. (the "Company") is an independent energy company primarily engaged in the acquisition, exploration and development of crude oil and natural gas properties in the United States.

     During the year ended May 31, 2002, the Company also engaged in the research, development and marketing of proprietary software programs. A total of $505,827 was expended during fiscal 2002 relating to these activities. The Company has determined that, as at May 31, 2002, these activities did not satisfy all of the criteria required under Canadian generally accepted accounting principles for deferment and, accordingly, has charged the costs to operations.

     During the year ended May 31, 2002, the Company incurred a loss of $27,984,522 and, as of May 31, 2002, had a deficit of $40,796,204. The
     Company is currently not generating sufficient cash flow from its operations to meet ongoing corporate overhead and discharge its liabilities as they come due. The future viability of the Company is dependent upon its ability to generate additional financing to satisfy future working capital requirements and debt repayment obligations and, in the longer term, the generation of profit and positive cash flow from business operations.

     These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future. Accordingly, the financial statements do not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than the normal course of business and at amounts which may differ from those shown in the financial statements.


2.   ACCOUNTING POLICIES

     BASIS OF PRESENTATION

     These consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The significant differences between these principles and those that would be applied under United States generally accepted accounting principles ("US GAAP") are disclosed in Note 12.

     The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Actual results could differ from those reported.

     The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany balances and transactions are eliminated on consolidation.

                              HILTON PETROLEUM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2002, 2001 AND 2000
              (Expressed in U.S. Dollars, unless otherwise stated)


2.   ACCOUNTING POLICIES (continued)

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

     In applying the full cost method, the Company performs a ceiling test whereby the carrying value of petroleum and natural gas interests and production equipment, net of future income taxes and the accumulated provision for site restoration and abandonment costs, is compared periodically to an estimate of future net cash flow from the production of proven reserves. Net cash flow is estimated using period end prices, less estimated future general and administrative expenses, financing costs and income taxes. Should this comparison indicate an excess carrying value, the excess is charged against earnings.

     Substantially all of the Company's petroleum and natural gas exploration, development and production activities are conducted jointly with others and, accordingly, the accounts reflect the Company's proportionate interest in such activities.

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

                              HILTON PETROLEUM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2002, 2001 AND 2000
              (Expressed in U.S. Dollars, unless otherwise stated)


2.   ACCOUNTING POLICIES (continued)

     CAPITAL ASSETS

     Capital assets are depreciated based on estimated useful life using the declining balance method at annual rates of between 20% and 30%.

     INVESTMENT

     Portfolio investments are accounted for using the cost method.

     DEFERRED FINANCING CHARGES

     The costs of obtaining long-term debt are deferred and amortized on a straight-line basis over the terms of these loans. The amortization of these charges is included in interest expense on long-term debt.

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

                              HILTON PETROLEUM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2002, 2001 AND 2000
              (Expressed in U.S. Dollars, unless otherwise stated)


2.   ACCOUNTING POLICIES (continued)

     SHARE OPTION PLAN

     The Company grants share options in accordance with the policies of the TSX Venture Exchange (the "TSX Venture"), as described in Note 8(a). No compensation expense is recognized for this plan when shares or share options are issued pursuant to the plan. Consideration paid for shares on exercise of the share options is credited to share capital.


3.   AMOUNTS RECEIVABLE

                                                       2002               2001
                                                        $                  $

     Trade accounts receivable                             -          1,022,862
     Insurance proceeds                                    -          1,156,730
     Due from Trimark Energy Ltd. ("Trimark")         17,530            115,452
     Loan to officer (Note 6)                              -            125,000
     Other                                            23,187            100,259
                                                ------------       ------------
                                                      40,717          2,520,303
                                                ============       ============


4.   PETROLEUM AND NATURAL GAS INTERESTS

                                                       2002               2001
                                                        $                  $
     Evaluated Properties
        Acquisitions and leasehold costs           5,830,622          2,540,077
        Exploration and development costs         18,375,485         15,539,937
        Gathering facility                           805,410            775,961
                                                ------------       ------------
                                                  25,011,517         18,855,975
                                                ------------       ------------
     Unevaluated Properties
        Acquisitions and leasehold costs             445,548          3,933,876
        Exploration costs                          7,077,093          8,280,216
                                                ------------       ------------
                                                   7,522,641         12,214,092
                                                ------------       ------------
                                                  32,534,158         31,070,067
     Less: accumulated depreciation,
           depletion and impairment              (27,455,199)        (1,348,955)
                                                ------------       ------------
                                                   5,078,959         29,721,112
                                                ============       ============

     Property acquisition costs include costs incurred to purchase, lease, or otherwise acquire a property. Exploration costs include the costs of geological and geophysical activity, dry holes and drilling and equipping exploratory wells. Development costs include costs incurred to gain access to prepare development well locations for drilling and to drill and equip development wells.

                              HILTON PETROLEUM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2002, 2001 AND 2000
              (Expressed in U.S. Dollars, unless otherwise stated)


4.   PETROLEUM AND NATURAL GAS INTERESTS (continued)

     During May 2002, the Company, the operator of the East Lost Hills Project and certain other participants in the ELH joint venture, concluded an agreement on the ongoing evaluation of the ELH #4 and #9 wells, whereby the funding parties have assumed all of the unpaid amounts and future costs in completing the evaluation of these wells. In return, they will be entitled to recover their costs plus 300% of their costs, from the future production from these wells. Unpaid billings for the ELH #4 and #9 wells at the time of the agreement totalled $4,868,716, of which $713,674 was billed and had been recorded by the Company as "accounts payable and accrued liabilities" at May 31, 2001. During the year ended May 31, 2002, the Company reversed $713,674 of "accounts payable and accrued liabilities" with an offsetting credit to "petroleum and natural gas interests".

     As a result of the ceiling test performed effective May 31, 2002, the Company has recorded an impairment of $25,907,079 for the year ended May 31, 2002. No write-down was required during the year ended May 31, 2001 from the ceiling test performed effective May 31, 2001. The ceiling test is a cost-recovery test and is not intended to result in an estimate of fair market value.

     On March 8, 2001, the Company completed the sale of substantially all of its non-California petroleum and natural gas interests to Exco Resources Inc. ("Exco") for net proceeds of $13,507,158, of which $12,695,208 was received as of May 31, 2001 and recorded in income during the year ended May 31, 2001. The remaining $811,950 was subject to a contractual dispute between the Company and Exco. The disputed amount was held in escrow pending arbitration. During the year ended May 31, 2002, an arbitration decision was made in favour of the Company and $789,470, representing the original disputed amount plus interest income and less associated legal and other costs, was released to the Company. The amount has been recorded as part of "interest and other income".

     See also Note 15.


5.   INVESTMENTS AND ADVANCES

                                                       2002               2001
                                                        $                  $

     Investment in Trimark (a)                        60,801            807,401
     Loan to Trimark (b)                             211,896                  -
     Receivable from California
        Exploration Ltd. ("Calex") (c)               179,958                  -
     Other                                           189,036                  -
                                                ------------       ------------
                                                     641,691            807,401
                                                ============       ============

                              HILTON PETROLEUM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2002, 2001 AND 2000
              (Expressed in U.S. Dollars, unless otherwise stated)


5.   INVESTMENTS AND ADVANCES (continued)

     (a) During the year ended May 31, 2002, the Company sold 62,857 shares of Trimark for net proceeds of $98,116, recognizing a loss of $73,484. The Company subsequently wrote down its remaining 234,286 shares of Trimark (the "Trimark Shares") by $575,000, to a net carrying value of $60,801. At May 31, 2002, the quoted value of the Trimark Shares was $37,486.

          Certain officers and directors of Trimark are also directors and officers of the Company.

     (b) During the year ended May 31, 2002, the Company received regulatory approval to participate in a private placement of convertible debentures of Trimark. A total of $196,399 (CDN$300,000) was advanced pursuant to the proposed debenture financing. Due to market conditions the debenture financing was not completed and the amounts advanced to Trimark have been recorded as a loan bearing interest at 10% per annum with no fixed term of repayment. The Company has recorded interest income of $15,497, which remained unpaid at May 31, 2002.

     (c) During the year ended May 31, 2002, the Company acted as operator of a drilling program to test certain prospects in California on behalf of Calex, a public company in which certain officers and directors of the Company are shareholders. As at May 31, 2002, $179,958 of joint interest billings remained unpaid.


6.   OTHER ASSETS

                                                       2002               2001
                                                        $                  $

     Deferred financing charges                      112,524            184,886
     Loan to officer                                 100,000            125,000
                                                ------------       ------------
                                                     212,524            309,886
     Less current portion                                  -           (125,000)
                                                ------------       ------------
                                                     212,524            184,886
                                                ============       ============

     The loan to officer originally bore interest at 5% per annum, compounded monthly, and was to mature on March 27, 2002. During the year ended May 31, 2002, the Company agreed to extend the term of the loan to January 24, 2004. In addition, the loan now bears interest at 10% per annum, payable quarterly. During the year ended May 31, 2002, interest income of $3,793 (2001 - $6,215) was received and $25,000 of principal was repaid.

                              HILTON PETROLEUM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2002, 2001 AND 2000
              (Expressed in U.S. Dollars, unless otherwise stated)


7.   LONG-TERM DEBT

                                                      2002               2001
                                                        $                  $

     10% Debentures                                2,759,269          2,516,269
     9% Hilton Debentures
        (2002 and 2001 - CDN$1,493,500)              977,741            966,229
                                                ------------       ------------
                                                   3,737,010          3,482,498
                                                ============       ============

     As at May 31, 2002, the 10% debentures (the "10% Debentures") are comprised of $2,163,000 Series A and CDN $1,500,000 Series B. The 10% Debentures bear interest at 10% per annum, payable quarterly, and mature on January 24, 2004. The 10% Debentures are convertible, at the option of the holders, into common shares of the Company, at a price of CDN$1.35 per share during the first and second years and CDN$1.56 per share during the third year. The Company paid commissions and fees totalling $214,498 in connections with the financing. The Company also issued a total of 268,750 warrants to agents and finders. Each warrant entitles the holder to purchase one common share of the Company at a price of CDN $1.35 per share for a period of three years, expiring January 24, 2004.

     In accordance with Canadian GAAP relating to the presentation of convertible debt instruments, the 10% Debentures were segregated, on their date of issuance, between long-term debt and equity components of $2,439,124 and $694,310, respectively. The debt component reflects the present value of the principal after factoring out the conversion option value. The debt component is being accreted over the life of the 10% Debentures to the principal amount payable by periodic charges to earnings.

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

     As at May 31, 2002, the 9% debentures (the "9% Debentures") bear interest at 9% per annum, payable quarterly, and mature on April 30, 2003. The 9% Debentures were convertible, at any time before maturity, into shares of the Company at a conversion price of CDN$2.85 per share on or before April 30, 2003.

     At May 31, 2002,  $1,013,000 of the 10%  Debentures  and $851,064 of the 9%
     Debentures were held by companies owned by directors of the Company and a trust, the grantor of which is an officer of the Company.

                              HILTON PETROLEUM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2002, 2001 AND 2000
              (Expressed in U.S. Dollars, unless otherwise stated)


7.   LONG-TERM DEBT (continued)

     During the year ended May 31, 2002, the Company proposed to amend the terms of its debentures, such that, for a limited period, the debenture holders would be able to convert their debentures into common shares of the Company at a price of CDN$0.50 per share (the "Conversion Price"). In addition, in order to encourage the debenture holders to convert the debentures when the common shares of the Company was trading at a price significantly below the Conversion Price, the Company agreed to pay, as a bonus, interest on the converted debentures from the last interest payment date through December 31, 2002. Subsequent to May 31, 2002, holders of $1,293,000 Series A and CDN$900,000 Series B of the 10% Debentures and all of the 9% Debentures elected to convert their debentures and the Company issued 8,761,504 common shares and paid $161,710 interest.


8.   SHARE CAPITAL

     Authorized:  Unlimited common shares without par value
     Issued:

                                                   2002                          2001                         2000
                                       ----------------------------  ----------------------------  ---------------------------
                                           SHARES          AMOUNT        SHARES          AMOUNT        SHARES          AMOUNT
                                                             $                              $                            $

     Balance, beginning of year          34,902,159      41,151,991    27,503,961      32,687,210    20,330,188     20,290,865
                                       ------------    ------------  ------------   -------------  ------------   ------------

     Issued during the year
     For cash
         Private placements               1,673,000       1,858,403     2,322,500       1,968,525     4,220,000      9,068,909
         Rights offering                          -               -     2,000,000       3,035,413             -              -
         Exercise of warrants                     -               -     1,346,380       1,698,270       502,615        682,191
         Exercise of options                      -               -             -               -        78,945         71,104
     For retirement of
          other liabilities                       -               -     1,558,730       1,966,740             -              -
     For interest on long-term debt               -               -       170,588         153,206             -              -
     For exercise of
          special warrants                        -               -             -               -     1,798,200      2,459,670
     For conversion of debentures                 -               -             -               -       574,013        657,920
     Less:  Share issue costs                     -          (7,138)            -        (357,373)            -       (543,449)
                                       ------------    ------------  ------------   -------------  ------------   ------------
                                          1,673,000       1,851,265     7,398,198       8,464,781     7,173,773     12,396,345
                                       ------------    ------------  ------------   -------------  ------------   ------------
     Balance, end of year                36,575,159      43,003,256    34,902,159      41,151,991    27,503,961     32,687,210
                                       ============    ============  ============   =============  ============   ============

     (a) The Company grants share options in accordance with the policies of the TSX Venture. Under the general guidelines of the TSX Venture, the Company may reserve up to 10% of its issued and outstanding shares to its employees, directors or consultants to purchase shares of the Company.

          Share options to directors and employees of the Company and consultants to acquire 1,868,250 shares were granted and outstanding as at May 31, 2002. These options are exercisable on varying dates expiring from calendar 2002 to calendar 2004 at prices ranging from CDN$0.45 to CDN $2.70 per share.

                              HILTON PETROLEUM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2002, 2001 AND 2000
              (Expressed in U.S. Dollars, unless otherwise stated)


8.   SHARE CAPITAL (continued)

          Details of options outstanding are as follows:

                                                      2002                            2001
                                          ----------------------------    ----------------------------
                                                            WEIGHTED                        WEIGHTED
                                                            AVERAGE                         AVERAGE
                                              NUMBER        EXERCISE           NUMBER       EXERCISE
                                            OF OPTIONS       PRICE           OF OPTIONS      PRICE
                                                               $                               $

          Balance, beginning of year          2,363,752       2.19            1,760,416       2.11
          Granted                             1,000,000       0.45            1,022,000       2.34
          Cancelled/expired                  (1,495,502)      2.04             (418,664)      2.39
                                           ------------                   -------------
          Balance, end of year                1,868,250       1.36            2,363,752       2.19
                                           ============                   =============

     (b) As at May 31, 2002, the Company had outstanding warrants issued pursuant to private placements, rights offering, special warrants and debentures, which may be exercised to purchase 7,055,594 shares. The warrants expire at various times until 2004 and may be exercised at prices ranging from CDN$1.35 per share to CDN$2.75 per share.

          Details of warrants outstanding are as follows:

                                                                                     2002             2001
                                                                                    NUMBER           NUMBER
                                                                                 OF WARRANTS      OF WARRANTS

          Balance, beginning of year                                               8,371,917        6,379,215
          Issued pursuant to private placements                                    1,161,700        2,291,250
          Issued pursuant to rights offering                                               -        1,100,000
          Issued pursuant to financing advisory services                                   -           35,000
          Issued pursuant to convertible debenture finder's and agent's fees               -          268,750
          Exercised                                                                        -       (1,346,381)
          Expired                                                                 (2,478,023)        (355,917)
                                                                                ------------     ------------
          Balance, end of year                                                     7,055,594        8,371,917
                                                                                ============     ============

     (c)  See also Note 7.

                              HILTON PETROLEUM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2002, 2001 AND 2000
              (Expressed in U.S. Dollars, unless otherwise stated)


9.   RELATED PARTY TRANSACTIONS

     (a) During the year ended May 31, 2002 companies controlled by certain directors and officers of the Company charged $185,572 (2001 - $197,241; 2000 - $281,053) for accounting, management, professional and consulting fees.

     (b) Other related party transactions are disclosed elsewhere in these consolidated financial statements.


10.  INCOME TAXES

     Future income tax assets and liabilities of the Company as at May 31, 2002 and 2001 are as follows:

                                                                                     2002               2001
                                                                                       $                  $

     Future income tax assets
          Losses carried forward                                                  10,170,000        12,232,000
          Petroleum and natural gas interests                                      3,530,000                 -
          Other                                                                      290,000           210,000
     Future income tax liabilities
          Petroleum and natural gas interests                                              -        (6,700,000)
                                                                                ------------      ------------
                                                                                  13,990,000         5,742,000
     Valuation allowance                                                         (13,990,000)       (5,742,000)
                                                                                ------------      ------------
     Net future income tax asset                                                           -                 -
                                                                                ============      ============

     Income tax rate reconciliation
     Combined federal and provincial income tax rate                                   39.6%               44%
                                                                                ============      ============
     Expected income tax recovery                                                 11,100,000           668,000
     Foreign income tax rate differences                                          (1,300,000)         (137,000)
     Non-deductible depreciation and depletion                                    (9,100,000)         (452,000)
     Deductible loss on sale of petroleum and natural gas interests                        -         1,786,000
     Deductible petroleum and natural gas interest expenditures                      360,000           885,000
     Other                                                                          (556,000)          164,000
     Unrecognized benefit of income tax losses                                      (504,000)       (2,914,000)
                                                                                ------------      ------------
     Actual income tax recovery                                                            -                 -
                                                                                ============      ============

     As at May 31, 2002, the Company has accumulated non-capital losses for Canadian income tax purposes of approximately CDN$3.2 million, expiring from 2003 to 2009, and for United States income tax purposes of approximately $27.8 million, expiring from 2009 to 2022, which are available for application against future taxable income, the related benefits of which have not been recognized in these financial statements.

                              HILTON PETROLEUM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2002, 2001 AND 2000
              (Expressed in U.S. Dollars, unless otherwise stated)


11.  SEGMENTED INFORMATION

     As at May 31, 2002, the Company and its subsidiaries operated in two industry segments, the exploration for, and the development and production of petroleum and natural gas and the research, development and marketing of proprietary software programs. The Company's petroleum and natural gas interests are located in the United States and its software development activities and corporate assets are located in Canada. Identifiable assets, revenues and net loss in each of these industry segments are as follows:


                                                                                2002
                                                      --------------------------------------------------------
                                                        IDENTIFIABLE                                 NET
                                                           ASSETS             REVENUES              LOSS
                                                             $                    $                   $

     Petroleum and natural gas                               5,253,847            1,040,536        (25,657,293)
     Software                                                        -                    -           (505,827)
     Corporate                                               2,335,465               31,287         (1,821,402)
                                                      ----------------    -----------------    ---------------
                                                             7,589,312            1,071,823        (27,984,522)
                                                      ================    =================    ===============



                                                                               2001
                                                     --------------------------------------------------------
                                                       IDENTIFIABLE                                 NET
                                                          ASSETS             REVENUES          INCOME (LOSS)
                                                            $                    $                   $

     Petroleum and natural gas                             35,045,041            5,289,381            301,014
     Corporate                                              1,010,121               40,647         (1,819,872)
                                                     ----------------    -----------------    ---------------
                                                           36,055,162            5,330,028         (1,518,858)
                                                     ================    =================    ===============



                                                                               2000
                                                     --------------------------------------------------------
                                                       IDENTIFIABLE                                 NET
                                                          ASSETS             REVENUES              LOSS
                                                            $                    $                   $

     Petroleum and natural gas                             38,762,395            4,829,209         (1,505,783)
     Corporate                                              3,320,312               23,477           (733,869)
                                                     ----------------    -----------------    ---------------
                                                           42,082,707            4,852,686         (2,239,652)
                                                     ================    =================    ===============


                              HILTON PETROLEUM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2002, 2001 AND 2000
              (Expressed in U.S. Dollars, unless otherwise stated)


12.  DIFFERENCES   BETWEEN  CANADIAN  AND  UNITED  STATES   GENERALLY   ACCEPTED
     ACCOUNTING PRINCIPLES

     (a) The consolidated financial statements of the Company have been prepared according to Canadian GAAP which differ in certain material respects from US GAAP. Material differences between Canadian and US GAAP and their effect on the Company's consolidated financial statements are summarized in the tables below.

                                                                              2002            2001           2000
                                                                                $               $              $
         Consolidated Statements of Operations
           and Comprehensive Income
         Loss for the year
           Canadian GAAP                                                 (27,984,522)     (1,518,858)     (2,239,652)
           Write-down of investment (i)                                      575,000         956,253               -
           Impairment expense (ii), (iii)                                 (1,846,667)              -               -
           Stock option plan (iv)                                                  -        (213,116)        (48,608)
           Other compensation expense (vii)                                 (181,769)       (151,495)       (460,394)
           Accretion of liability component of
             long-term debt (viii)                                           231,436          77,145               -
           Beneficial conversion feature on
             convertible debt securities (ix)                                      -        (377,814)              -
                                                                       -------------   -------------   -------------
           US GAAP                                                       (29,206,522)     (1,227,885)     (2,748,654)
                                                                       -------------   -------------   -------------

         Other Comprehensive Income
           Unrealized holding gain (loss) on
             available-for-sale marketable securities (i)                   (600,361)     (1,216,041)      1,335,077
           Reclassification adjustment for gain (loss) on available
             for sale marketable securities included in net loss(i)            2,046         (25,345)              -
                                                                       -------------   -------------   -------------
                                                                            (598,315)     (1,241,386)      1,335,077
                                                                       -------------   -------------   -------------
         Comprehensive (loss) for the year                               (29,804,837)     (2,469,271)     (1,413,577)
                                                                       =============   =============   =============
           Loss per share basic and
             fully diluted - US GAAP                                     $  (0.80)       $  (0.04)       $  (0.11)
                                                                       =============   =============   =============

                              HILTON PETROLEUM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2002, 2001 AND 2000
              (Expressed in U.S. Dollars, unless otherwise stated)



12.  DIFFERENCES   BETWEEN  CANADIAN  AND  UNITED  STATES   GENERALLY   ACCEPTED
     ACCOUNTING PRINCIPLES (continued)

                                                                                            2002            2001
                                                                                              $               $
         Consolidated Balance Sheets
         Total Assets
             Canadian GAAP                                                                7,589,312      36,055,162
             Available for sale securities (i)                                              (23,315)              -
             Capital contributions with respect to related party transactions (ii)                -       1,846,667
                                                                                      -------------    ------------
             US GAAP                                                                      7,565,997      37,901,829
                                                                                      =============    ============
         Total Liabilities
             Canadian GAAP                                                                4,687,950       7,020,543
             Equity component of long-term debt (viii)                                      694,310         694,310
             Accretion of liability component of long-term debt(viii)                      (308,581)        (77,145)
                                                                                      -------------    ------------
             US GAAP                                                                      5,073,679       7,637,708
                                                                                      =============    ============
         Shareholders' Equity
             Canadian GAAP                                                                2,901,362      29,034,619
             Available for sale securities (i)                                              (23,315)              -
             Cumulative capital contributions with
                 respect to related party transactions (ii)                                       -       1,846,667
             Equity component of long-term debt (viii)                                     (694,310)       (694,310)
             Accretion of long-term component of long-term debt (viii)                      308,581          77,145
                                                                                      -------------    ------------
             US GAAP                                                                      2,492,318      30,264,121
                                                                                      =============    ============

          (i)  Marketable securities

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

                              HILTON PETROLEUM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2002, 2001 AND 2000
              (Expressed in U.S. Dollars, unless otherwise stated)


12.  DIFFERENCES   BETWEEN  CANADIAN  AND  UNITED  STATES   GENERALLY   ACCEPTED
     ACCOUNTING PRINCIPLES (continued)

          (ii) Capital contributions with respect to related party transactions

               During the year ended May 31, 1999, the Company sold certain of its petroleum interests to Trimark for a combination of monetary and non-monetary consideration. US GAAP requires that certain transfers of non-monetary assets to a related party by its promoters or shareholders should generally be recorded at the transferor's historical cost, whereas under Canadian GAAP, transfers of non-monetary assets may be recorded based on the fair value of the consideration received under certain circumstances. Under Canadian GAAP, these transactions were recorded at their fair values. The transactions have been adjusted in 2001 to reflect the sale of the petroleum interests based on the Company's historical cost basis. This adjustment is no longer necessary in 2002 as the difference was included in the impairment provision as a result of the ceiling test performed effective May 31, 2002.

          (iii) Ceiling test on petroleum interests

               US GAAP requires that the net book value of proved petroleum interests not exceed the sum of the present value of estimated future net revenues (determined using current prices of petroleum production less estimated future expenditures to be incurred in developing and producing the proved reserves, discounted at ten percent). This ceiling test was performed effective May 31, 2002 and an impairment of $27,753,746 was required to be recorded.

          (iv) Stock options granted to consultants and non-employees

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

               The fair value of each option granted to a consultant or other non-employee is estimated on the date of grant using the Black-Scholes Option Pricing Model with the following assumptions used for grants during the years ended May 31, 2002, 2001 and 2000:

                                                                   2002              2001              2000
                                                                 -------           -------       -----------
               Risk-free interest rate                             3.69%             4.50%             6.75%
               Expected volatility                                  125%              107%               92%
               Expected lives                                    3 years           3 years       2 - 3 years

                              HILTON PETROLEUM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2002, 2001 AND 2000
              (Expressed in U.S. Dollars, unless otherwise stated)



12.  DIFFERENCES   BETWEEN  CANADIAN  AND  UNITED  STATES   GENERALLY   ACCEPTED
     ACCOUNTING PRINCIPLES (continued)

          (v)  Stock option plan for employees and directors

               The Company has a stock option plan which reserves common shares for issuance to employees and directors. The Company has adopted the disclosure only provisions of SFAS No. 123 for stock options granted to employees and directors. Accordingly, no compensation cost has been recognized for the stock option plan. Had compensation costs for the Company's stock option plan been determined based on the fair value at the grant date for awards during the years ended May 31, 2002, 2001 and 2000 consistent with the provisions of SFAS No. 123, the Company's earnings
               (loss) and earnings (loss) per share would have been increased to the proforma amounts indicated below:

                                                                        2002             2001            2000
                                                                          $                $               $
               Loss - as reported under US GAAP                     (29,206,522)      (1,227,885)     (2,748,654)
               Loss - proforma                                      (29,352,135)      (1,918,509)     (2,824,740)

               Loss per share - as reported under US GAAP              (0.80)           (0.04)          (0.11)
               Loss per share - proforma                               (0.81)           (0.06)          (0.12)

               The fair market value of each option granted to an employee or director is estimated on the date of grant using the Black - Scholes Option Pricing Model with the following assumptions used for grants during the years ended May 31, 2002, 2001 and 2000:

                                                                       2002             2001            2000
               Risk-free interest rate                                 3.69%            4.79%            6.75%
               Expected volatility                                      125%             109%              92%
               Expected lives                                        3 years          3 years      2 - 3 years

          (vi) Private Placements of Common Stock and Special Warrants with Related Parties

               US GAAP requires disclosure of private placements conducted by the Company where directors and officers of the Company are participants. During the year ended May 31, 2002, directors, officers and companies controlled by the directors or officers acquired 1,593,000 shares (2001 - 2,250,000; 2000 - 2,706,500) of the Company, pursuant to private placements conducted by the Company, for cash proceeds of $1,769,537 (2001 - $1,893,684; 2000
               - $5,494,547);

                              HILTON PETROLEUM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2002, 2001 AND 2000
              (Expressed in U.S. Dollars, unless otherwise stated)


12.  DIFFERENCES   BETWEEN  CANADIAN  AND  UNITED  STATES   GENERALLY   ACCEPTED
     ACCOUNTING PRINCIPLES (continued)

          (vii)Private Placements of Common Stock

               The Company conducts the majority of its equity financings pursuant to private placements. Under the policies of the TSX
               Venture, on which the Company's common stock is listed, the Company may provide a discount off the market price of the Company's common stock. US GAAP does not permit a discount from the market price. US GAAP requires the recognition of the market value of the Company's common stock as a credit to share capital, with a charge to operations for the portion of the discount relating to equity financings conducted with officers and directors of the Company and a charge to shareholders' equity, as a capital distribution, for the discount relating to the remaining portion of the equity financings.

               Under US GAAP, loss and capital distributions for the year ended May 31, 2002 would increase by $181,769 (2001 - $148,800; 2000 -
               $460,394) and $9,128 (2001 - nil; 2000 - $231,117), respectively, and share capital, as at May 31, 2002 would increase by $1,913,486 (2001 - $1,731,717; 2000 - $1,582,917). There is no
               net change to shareholders' equity.

         (viii)Accretion of Liability Component of Long-term Debt

               Under Canadian GAAP, compound financial instruments such as convertible debentures are required to be accounted for at the fair value of their components. Such accounting is not permitted under US GAAP unless the components are detachable, which they are not in this case.

          (ix) Beneficial Conversion Feature on Convertible Debt Securities

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

     (c)  New Technical Pronouncements

          In June 2001, the Financial Accounting Standards Board ("FASB"), issued SFAS 143, "Accounting for Asset Retirement Obligations." SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 generally requires obligations associated with asset

                              HILTON PETROLEUM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2002, 2001 AND 2000
              (Expressed in U.S. Dollars, unless otherwise stated)


12.  DIFFERENCES   BETWEEN  CANADIAN  AND  UNITED  STATES   GENERALLY   ACCEPTED
     ACCOUNTING PRINCIPLES (continued)

          retirements to be recognized earlier and displayed as liabilities rather than as contra-assets. The pronouncement is effective for financial statements issued for fiscal years beginning after June 15, 2002. Management does not believe that the adoption of SFAS 143 will have any impact on its financial position or results of operations.

          In August 2001, FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long- Lived Assets." SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 establishes a single accounting model for long-lived assets to be disposed of by sale. The pronouncement is effective for financial statements issued for fiscal years beginning after December 15, 2001. Management does not believe that the adoption of SFAS 144 will have any impact on its financial position or results of operations.

          In June 2002, FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity." SFAS 146 generally requires a liability for a cost associated with an exit or disposal activity to be recognized and measured initially at its fair value in the period in which the liability is incurred. The pronouncement is effective for exit or disposal activities initiated after December 31, 2002. Management does not believe that the adoption of SFAS 146 will have any impact on its financial position or results of operations.


13.  FINANCIAL INSTRUMENTS

          The fair value of financial instruments at May 31, 2002 and 2001, was estimated based on relevant market information and the nature and terms of financial instruments. Management is not aware of any factors which would significantly affect the estimated fair market amounts, however, such amounts have not been comprehensively revalued for purposes of these financial statements. Disclosure subsequent to the balance sheet dates and estimates of fair value at dates subsequent to May 31, 2002 may differ significantly from that presented.

          (a)  Commodity Price Risk Management

               As at May 31, 2002, the Company has not entered into any forward contracts to hedge against general reductions in petroleum and natural gas prices.

          (b)  Credit Risk Management

               Amounts receivable include accounts receivable for petroleum and natural gas sales in the United States. These sales are generally made to large, credit-worthy purchasers. The Company views the credit risks on these items as low.

                              HILTON PETROLEUM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2002, 2001 AND 2000
              (Expressed in U.S. Dollars, unless otherwise stated)


          (c)  Fair Value of Other Financial Instruments

               Fair value approximates the amounts reflected in the financial statements for cash, amounts receivable, investments and advances, accounts payable and accrued liabilities and long-term debt.

14.  SUPPLEMENTARY CASH FLOW INFORMATION

     Non-cash investing and financing activities were conducted by the Company as follows:

                                                                           2002            2001            2000
                                                                             $               $               $
     Operating activities
        Decrease in amounts receivable                                     125,000               -         700,000
        Increase in prepaid expenses and deposits                                -        (153,206)              -
        Reversal of accounts payable and accrued liabilities              (713,674)              -               -
                                                                     -------------   -------------   -------------
                                                                          (588,674)       (153,206)        700,000
                                                                     =============   =============   =============
     Financing activities
        Increase in other assets                                          (125,000)              -               -
        Deferred debenture charges                                               -          16,503           7,757
        Common share issue costs                                                 -         (16,503)         (7,757)
        Conversion of debentures                                                 -               -        (657,920)
        Conversion of special warrants                                           -               -      (2,459,670)
        Issuance of common shares                                                -               -       3,117,590
        Petroleum and natural gas interest expenditures                          -               -         (22,932)
        Issuance of common shares for debenture interest                         -         153,206               -
        Issuance of common shares on retirement of other liabilities             -       1,966,740               -
        Retirement of other liabilities                                          -      (1,966,740)              -
                                                                     -------------   -------------   -------------
                                                                          (125,000)        153,206         (22,932)
                                                                     =============   =============   =============
     Investing activities
        Investment in affiliated corporation                                     -               -        (700,000)
        Acquisition of non-controlling interest in subsidiary                    -               -          22,932
        Reversal of petroleum and natural gas interests expenditures       713,674               -               -
                                                                     -------------   -------------   -------------
                                                                           713,674               -        (677,068)
                                                                     =============   =============   =============

     Other supplementary cash flow information:

                                                        2002            2001
                                                          $               $

     Interest paid in cash                              391,740       1,326,811
                                                  =============   =============
     Income taxes paid in cash                                -               -
                                                  =============   =============

                              HILTON PETROLEUM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2002, 2001 AND 2000
              (Expressed in U.S. Dollars, unless otherwise stated)

15.  SUBSEQUENT EVENTS

     Subsequent to May 31, 2002, the Company participated in the drilling of a side-track to an exploratory well which was initially drilled in 2001. The results from the side-track determined that the well was uneconomic and it was plugged and abandoned. As at May 31, 2002, the Company had incurred
     $506,370 costs associated with the acquisition and exploration on the prospect. A further $505,000 was paid by the Company, subsequent to May 31, 2002, relating to the side-track. These costs will be charged to operations during fiscal 2003.


16.  SUPPLEMENTAL OIL AND GAS INFORMATION (UNAUDITED)

     The following information, pertaining to the Company's oil and gas producing activities for the years ended May 31, 2002, 2001 and 2000 is presented in accordance with SFAS No. 69, "Disclosure About Oil and Gas Producing Activities".

     COSTS INCURRED IN OIL AND GAS EXPLORATION AND DEVELOPMENT ACTIVITIES

     The following costs were incurred by the Company in oil and gas property acquisition; exploration and development activities during the years ended May 31:

                                     2002              2001              2000
                                       $                 $                 $
     Property acquisition costs
         Proved                          -                 -            164,597
         Unproved                        -           180,721          3,633,390
     Exploration costs           2,069,739         6,676,601          7,136,679
     Development costs                   -           699,203            524,212
     Other                         108,026           775,961            197,262
                              ------------      ------------       ------------
                                 2,177,765         8,332,486         11,656,140
                              ============      ============       ============

     Property acquisition costs include costs incurred to purchase, lease or otherwise acquire a property. Exploration costs include the costs of geological and geophysical activity, dry holes and drilling and equipping exploratory wells. Development costs include costs incurred to gain access to and prepare development well locations for drilling, and to drill and equip development wells.

     OIL AND GAS RESERVES

     The following reserve related information are based on reserve reports prepared by Petrotech Engineering Ltd. (May 31, 2002 and 2001), Lee Keeling and Associates (May 31, 2000), independent reservoir engineers. Reserve estimates are inherently imprecise and are continually subject to revisions based on production history, results of additional exploration and development, prices of oil and gas and other factors.

                              HILTON PETROLEUM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2002, 2001 AND 2000
              (Expressed in U.S. Dollars, unless otherwise stated)


16.  SUPPLEMENTAL OIL AND GAS INFORMATION (UNAUDITED) (continued)

                                              2002                        2001                        2000
                                    -------------------------   -------------------------   -------------------------
                                        Oil          Gas            Oil          Gas            Oil          Gas
                                      (Bbls)        (MCF)         (Bbls)        (MCF)         (Bbls)        (MCF)
     PROVED DEVELOPED AND
        UNDEVELOPED RESERVES
     Beginning of year                  285,217     5,154,732       746,443    19,002,112     1,267,531    21,988,428
     Revisions to previous estimates   (271,542)   (4,826,770)            -             -      (460,070)   (1,634,166)
     Purchase of minerals in place            -             -             -             -           648        57,965
     Extensions and discoveries               -             -       290,444     5,280,002             -             -
     Production                          (1,606)      (62,719)      (41,067)   (1,105,599)      (57,080)   (1,297,608)
     Sales of minerals in place               -             -      (710,603)  (18,021,783)       (4,856)     (112,507)
                                    -----------  ------------   -----------  ------------   -----------  ------------
     End of year                         12,069       265,243       285,217     5,154,732       746,443    19,002,112
                                    ===========  ============   ===========  ============   ===========  ============

     PROVED DEVELOPED RESERVES

     Beginning of year                  285,217    17,670,500       364,797    17,670,500       638,287    15,223,231
                                    ===========  ============   ===========  ============   ===========  ============
     End of year                         12,069       265,243       285,217     5,154,732       364,797    17,670,500
                                    ===========  ============   ===========  ============   ===========  ============

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

                                                                         2002               2001              2000
                                                                           $                  $                $
     Future cash inflows                                                   975,682        57,839,525        85,369,489
     Future production costs                                              (745,956)       (1,889,943)      (25,752,917)
     Future development costs                                                    -          (606,250)       (1,666,250)
     Future income tax expenses                                                  -        (4,908,565)       (6,375,052)
                                                                     -------------     -------------     -------------
     Future net cash flows                                                 229,726        50,434,767        51,575,270
     10% annual discount for estimated timing of cash flows                (54,745)      (24,239,302)      (26,260,476)
                                                                     -------------     -------------     -------------
     Standardized measure of discounted future cash flows                  174,981        26,195,465        25,314,794
                                                                     =============     =============     =============

                              HILTON PETROLEUM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2002, 2001 AND 2000
              (Expressed in U.S. Dollars, unless otherwise stated)


16.  SUPPLEMENTAL OIL AND GAS INFORMATION (UNAUDITED) (continued)

     The following are the principal sources of changes in the standardized measure of discounted future net cash flows:

                                                                           2002              2001              2000
                                                                             $                 $                 $
     Net change in sales price and production costs                              -                 -        19,186,978
     Development costs incurred                                                  -           130,654           585,002
     Changes in estimated future development costs                               -           833,220         1,320,444
     Sales and transfers of oil and gas produced,
        net of production costs                                            (62,563)       (2,819,340)       (2,446,586)
     Net change due to extensions and discoveries                                -        28,689,011                 -
     Net change due to purchases and sales of minerals in place                  -       (28,870,962)         (205,530)
     Net change due to revisions in quantities                         (23,209,272)                -       (13,929,923)
     Net change in income taxes                                            126,732           292,012          (418,744)
     Accretion of discount                                               2,747,043         2,688,177         2,234,053
     Net change due to crude oil and natural gas hedge                           -          (141,208)       (2,006,317)
     Other                                                                       -            79,107          (196,877)
                                                                     -------------     -------------     -------------
     Net change                                                        (26,020,484)          880,671         4,122,500
     Beginning of year                                                  26,195,465        25,314,794        21,192,294
                                                                     -------------     -------------     -------------
     End of year                                                           174,981        26,195,465        25,314,794
                                                                     =============     =============     =============