Form 20-F
period 2003-05-31
HILTON PETROLEUM LTD
filed 2003-12-19
CIK 1099957

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

                    FOR THE FISCAL YEAR ENDED MAY 31, 2003

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

                   4,876,921 COMMON SHARES AS OF MAY 31, 2003

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

Item 17     X     Item 18                                          Page 1 of 113
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

BCF                      One billion cubic feet.

BO                       Barrels of oil.

BOE                      Barrels of oil equivalent.

BOPD                     Barrels of oil per day.

breccia A rock in which angular fragments are surrounded by a mass of fine-grained minerals.

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

proved oil and           Proved  oil  and  gas   reserves   are  the   estimated
gas reserves             quantities  of crude oil,  natural gas, and natural gas
                         liquids   which   geological   and   engineering   data
                         demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e. prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

                         (i) Reservoirsare considered proved if economic producability is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes:

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

proved developed oil     Reserves  that can be expected to be recovered  through
and gas reserves         existing  wells with  existing  equipment and operating
                         methods. Additional oil and gas expected to be obtained
                         through the  application  of fluid  injection  or other
                         improved  recovery  techniques  for  supplementing  the
                         natural  forces  and  mechanisms  of  primary  recovery
                         should be included as "proved developed  reserves" only
                         after testing by a pilot project or after the operation
                         of  an   installed   program  has   confirmed   through
                         production response that increased recovery will be achieved.

proved undeveloped       Reserves  that are  expected to be  recovered  from new
reserves                 wells on  undrilled  acreage,  or from  existing  wells
                         where a relatively  major  expenditure  is required for
                         recompletion.  Reserves on undrilled  acreage  shall be
                         limited to those drilling units  offsetting  productive
                         units that are  reasonably  certain of production  when
                         drilled.  Proved reserves for other undrilled units are
                         claimed  only  where  it  can  be   demonstrated   with
                         certainty  that there is continuity of production  from
                         the   existing   productive    formation.    Under   no
                         circumstances  are  estimates  for  proved  undeveloped
                         reserves  attributable  to any  acreage  for  which  an
                         application  of  fluid   injection  or  other  improved
                         recovery   technique  is   contemplated,   unless  such
                         techniques have been proved effective by actual tests in the area and in the same reservoir.

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


Forward Looking Statements

Pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 (the "PSLRA"), the Company cautions readers regarding forward looking statements found in the following discussion and elsewhere in the annual report and in any other statement made by, or on the behalf of the Company, whether or not in future filings with the Securities and Exchange Commission. Forward looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments. Forward looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company's control and many of which, with respect to future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward looking statements made by or on behalf of the Company. The Company disclaims any obligation to update forward looking statements. Readers should also understand that under Section 27A(b)(2)(D) of the Securities Act of 1933, as amended, and Section 21E(b)(2)(D) of the Securities Exchange Act of 1934, as amended, the "safe harbor" provisions of the PSLRA do not apply to statements made in connection with an initial public offering.

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


ITEM 3.  KEY INFORMATION.
--------------------------------------------------------------------------------


Selected Financial Data

The selected financial data of the Company for the years ended May 31, 2003, 2002 and 2001, was derived from the financial statements of the Company which have been audited by D & H Group, independent Chartered Accountants, as indicated in their report which is included elsewhere in this report. The selected financial data set forth for the years ended May 31, 2000 and 1999 are derived from the Company's audited financial statements, not included herein.

The information in the following table was extracted from the more detailed consolidated financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under the heading "Item 5. Operating and Financial Review and Prospects."

Reference is made to Note 12 of the Company's consolidated financial statements included herein for a discussion of the material differences between Canadian generally accepted accounting principles ("GAAP") and United States GAAP ("US GAAP"), and their effect on the Company's financial statements.



                                                                         YEAR ENDED MAY 31,
                                                                 (IN '000S, EXCEPT PER SHARE DATA)
                                                  -----------------------------------------------------------------
                                                      2003          2002          2001          2000           1999
                                                      ----          ----          ----          ----           ----

Revenues                                               $84          $231        $5,229        $4,574         $3,774
Interest Income and Other                              $38          $854          $101          $279            $96
Production Costs                                       $55          $168        $1,903        $2,312         $2,157
General and Administrative                            $538          $816        $1,292        $1,149         $1,291
Interest Expense on Long-Term Debt                    $415          $694        $1,480        $1,786         $1,997
Depreciation, Depletion and Impairment              $4,551       $26,111        $1,455        $1,541         $2,244
Legal and Litigation                                     -             -             -          $239           $303
Corporate Finance Fees                                   -             -             -             -           $327
Gain on Sale of Petroleum Interests                      -             -         $(212)            -              -
Gain on Sale of Marketable Securities                    -             -          $(25)        $(173)             -
Impairment of Investment and Advances                 $618          $700          $956             -              -
Operating Income (Loss)                            $(5,299)     $(27,370)         $579         $(666)       $(2,549)
Net Income (Loss)                                  $(6,454)     $(27,985)      $(1,519)      $(2,240)       $(4,450)
Earnings (Loss) Per Share                          $(1.43)       $(7.69)       $(0.48)       $(0.93)        $(2.76)
Weighted Average Number of Shares                    4,502         3,641         3,170         2,398          1,611
Dividends per Share                                  $0.00         $0.00         $0.00         $0.00          $0.00
Working Capital (Deficiency)                       $(1,098)         $693        $1,787      $(12,670)        $4,047
Resource Assets                                          -        $5,079       $29,721       $35,052        $25,568
Investment and Advances                                $15          $642          $807        $1,705              -
Other Assets                                          $117          $213          $202          $272           $310



                                                                         YEAR ENDED MAY 31,
                                                                 (IN '000S, EXCEPT PER SHARE DATA)
                                                  -----------------------------------------------------------------
                                                      2003          2002          2001          2000           1999
                                                      ----          ----          ----          ----           ----

Non-current Obligations                                  -        $3,737        $3,482        $2,965        $16,256
Non-Controlling Interest                                 -             -             -             -            $23
Shareholders' Equity                                 $(965)       $2,901       $29,035       $21,394        $13,646
Total Assets                                          $298        $7,589       $36,055       $42,083        $33,637
Capital Stock                                      $47,076       $43,003       $41,152       $32,687        $22,699


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



                                                                  2003           2002           2001
                                                                    $              $              $

Consolidated Statements of Operations
   and Comprehensive Income
Loss for the year
   Canadian GAAP                                               (6,454,088)   (27,984,522)    (1,518,858)
   Write-down of investment (i)                                    45,419        575,000        956,253
   Impairment expense (ii)                                              -     (1,846,667)             -
   Stock option plan (iii)                                              -              -       (213,116)
   Other compensation expense (vi)                                      -       (181,769)      (151,495)
   Accretion of liability component of
      long-term debt (vii)                                        101,045        231,436         77,145
   Beneficial conversion feature on
      convertible debt securities (viii)                                -              -       (377,814)
   Induced early conversion of
      convertible debt securities (ix)                         (1,069,633)             -              -
                                                             ------------   ------------   ------------
   US GAAP                                                     (7,377,257)   (29,206,522)    (1,227,885)
                                                             ------------   ------------   ------------

Other Comprehensive Income
   Unrealized holding gain (loss) on
      available-for-sale marketable securities (i)                (45,419)      (600,361)    (1,216,041)
   Reclassification adjustment for gain (loss)
      on available for sale marketable securities
      included in net loss(i)                                           -          2,046        (25,345)
                                                             ------------   ------------   ------------
                                                                  (45,419)      (598,315)    (1,241,386)
                                                             ------------   ------------   ------------
Comprehensive (loss) for the year                              (7,422,676)   (29,804,837)    (2,469,271)
                                                             ============   ============   ============
   Loss per share basic and
      fully diluted - US GAAP                                      $(1.65)        $(8.00)        $(0.40)
                                                             ============   ============   ============


                                                                                 2003           2002
                                                                                   $              $

Consolidated Balance Sheets

Total Assets
   Canadian GAAP                                                                 298,078     7,589,312
   Available for sale securities (i)                                                   -        (23,315)
                                                                            ------------   ------------
   US GAAP                                                                       298,078      7,565,997
                                                                            ============   ============
Total Liabilities
   Canadian GAAP                                                               1,262,855      4,687,950
   Equity component of long-term debt (vii)                                      278,788        694,310
   Accretion of liability component of long-term debt(vii)                      (219,228)      (308,581)
                                                                            ------------   ------------
   US GAAP                                                                     1,322,415      5,073,679
                                                                            ============   ============
Shareholders' Equity
   Canadian GAAP                                                                (964,777)     2,901,362
   Available for sale securities (i)                                                   -        (23,315)
   Equity component of long-term debt (vii)                                     (278,788)      (694,310)
   Accretion of long-term component of long-term debt (vii)                      219,228        308,581
                                                                            ------------   ------------
   US GAAP                                                                    (1,024,337)     2,492,318
                                                                            ============   ============



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

   (ii)  Ceiling test on petroleum interests

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

   (iii) Stock options granted to consultants and non-employees

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

         The fair value of each option granted to a consultant or other non-employee is estimated on the date of grant using the Black-Scholes Option Pricing Model with the following assumptions used for grants during the 2002 and 2001 fiscal years:

                                                         2002             2001
                                                         ----             ----
         Risk-free interest rate                         3.69%            4.50%
         Expected volatility                              125%             107%
         Expected lives                                3 years          3 years

         No options were granted to consultants and other non-employees during the 2003 fiscal year.

   (iv)  Stock option plan for employees and directors

         The Company has a stock option plan which reserves common shares for issuance to employees and directors. The Company has adopted the disclosure only provisions of SFAS No. 123 for stock options granted to employees and directors. Accordingly, no compensation cost has been recognized for the stock option plan. Had compensation costs for the Company's stock option plan been determined based on the fair value at the grant date for awards during the 2002 and 2001fiscal years consistent with the provisions of SFAS No. 123, the Company's earnings
         (loss) and earnings (loss) per share would have been increased to the proforma amounts indicated below:

                                                          2002           2001
                                                            $              $

         Loss - as reported under US GAAP             (29,206,522)   (1,227,885)
         Loss - proforma                              (29,352,135)   (1,918,509)

         Loss per share - as reported under US GAAP         (8.00)        (0.40)
         Loss per share - proforma                          (8.10)        (0.60)

         No options were granted to employees and directors during the 2003 fiscal year.

         The fair market value of each option granted to an employee or director is estimated on the date of grant using the Black - Scholes Option Pricing Model with the following assumptions used for grants during the 2002 and 2001 fiscal years:
                                                         2002             2001
                                                         ----             ----
         Risk-free interest rate                         3.69%            4.79%
         Expected volatility                              125%             109%
         Expected lives                                3 years          3 years

   (v) Private Placements of Common Stock and Special Warrants with Related Parties

         US GAAP requires disclosure of private placements conducted by the Company where directors and officers of the Company are participants. During the 2002 fiscal year, directors, officers and companies controlled by the directors or officers acquired 1,593,000 shares (2001
         - 2,250,000) of the Company, pursuant to private placements conducted by the Company, for cash proceeds of $1,769,537 (2001 - $1,893,684).

   (vi)  Private Placements of Common Stock

         The Company conducts the majority of its equity financings pursuant to private placements. Under the policies of the TSX Venture Exchange ("TSXV"), on which the Company's common stock is listed, the Company may provide a discount off the market price of the Company's common stock. US GAAP does not permit a discount from the market price. US GAAP requires the recognition of the market value of the Company's common stock as a credit to share capital, with a charge to operations for the portion of the discount relating to equity financings conducted with officers and directors of the Company and a charge to shareholders' equity, as a capital distribution, for the discount relating to the remaining portion of the equity financings.

         Under US GAAP, loss and capital distributions for the 2003 fiscal year would increase by $nil (2002 - $181,769; 2001 - $148,800) and $nil
         (2002 - $9,128; 2001 - $nil), respectively, and share capital, as at May 31, 2003 would increase by $1,913,486 (2002 - $1,913,486; 2001 -
         $1,731,717). There is no net change to shareholders' equity.

   (vii) Accretion of Liability Component of Long-term Debt

         Under Canadian GAAP, compound financial instruments such as convertible debentures are required to be accounted for at the fair value of their components. Such accounting is not permitted under US GAAP unless the components are detachable, which they are not in this case.

  (viii) Beneficial Conversion Feature on Convertible Debt Securities

         Under US GAAP, additional interest expense is recognized when a convertible debt security is issued with an "in the money conversion rate". This additional interest expense is recognized in the year of issue when, as in the Company's case, the debt security is convertible at the time of issue. No such charge is required under Canadian GAAP.

   (ix)  Induced Early Conversion of Convertible Debt Securities

         US GAAP requires a charge to operations on an induced early conversion of convertible debentures, equal to the fair value of all securities issued in excess of the securities issuable under the original terms. Canadian GAAP provides similar treatment, but requires the charge to be made to retained earnings as opposed to operations. There is no net change to shareholders' equity.

   (x)   Income Tax

         Under Canadian GAAP, future income tax assets relating to the potential benefit of income tax loss carry forwards are not recognized unless realization of the benefit is more likely than not. US GAAP provides similar treatment, but requires the benefit be recognized and a valuation allowance be recognized to fully offset the future income tax assets.

         As at May 31, 2003, the Company has fully reserved the CDN $3,390,000 tax benefit of operating loss carryforwards, by a valuation allowance of the same amount, because the likelihood of realization of the tax benefit cannot be determined. Of the total tax benefit CDN $529,000 is attributable to the 2003 fiscal year.

   (xi)  Functional Currency

         The Company's functional currency is the U.S. dollar.

The Company's consolidated statements of cash flow comply with US GAAP.

NEW TECHNICAL PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS 143, "Asset Retirement Obligations." SFAS 143 establishes accounting requirements for retirement obligations associated with tangible long-lived assets, including (1) the timing of the liability recognition, (2) initial measurement of the liability, (3) allocation of asset retirement costs to expense, (4) subsequent measurement of the liability and (5) financial statement disclosure. SFAS 143 requires that an asset retirement cost should be capitalized as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. The provisions of SFAS 143 are effective for financial statements issued for fiscal years beginning after June 15, 2002. The adoption of SFAS 143 is not expected to have a material effect on the Company's financial position, results of operations or cash flows.

In April 2002, the FASB issued SFAS 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." FASB 4 required all gains or losses from extinguishment of debt to be classified as extraordinary items net of income taxes. SFAS 145 requires that gains and losses from extinguishment of debt be evaluated under the provisions of Accounting Principles Board Opinion No. 30, and be classified as ordinary items unless they are unusual or infrequent or meet the specific criteria for treatment as an extraordinary item. This statement is effective January 1, 2003. The Company does not anticipate that the adoption of this statement will have a material effect on its financial position or results of operations.

In July 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." This Statement requires recognition of a liability for a cost associated with an exit or disposal activity when the liability is incurred, as opposed to when the entity commits to an exit plan under EITF No. 94-3. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Company does not anticipate that the adoption of this statement will have a material effect on its financial position or results of operations.

In December 2002, the FASB approved SFAS 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123". SFAS 148 amends SFAS 123, "Accounting for Stock-Based Compensation" to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for financial statements for fiscal years ending after December 15, 2002. The Company will continue to account for stock-based compensation using the methods detailed in the stock-based compensation accounting policy, and has adopted the disclosure requirement of SFAS 148.

In April 2003, the FASB issued SFAS 149, "Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities." SFAS 149 amends certain portions of SFAS 133 and is effective for all contracts entered into or modified after June 30, 2003 on a prospective basis. SFAS 149 is not expected to have a material effect on the results of operations or financial position of the Company since the Company currently has no derivatives or hedging contracts.

In June 2003,  the FASB approved  SFAS 150,  "Accounting  for Certain  Financial
Instruments with Characteristics of both Liabilities and Equity". SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. SFAS 150 is not expected to have an effect on the Company's financial position.

EXCHANGE RATE HISTORY

The following table sets forth the average exchange rate for one Canadian dollar expressed in terms of one U.S. dollar for the fiscal years ended May 31, 2003, 2002, 2001, 2000, and 1999.

Period                                                  Average
------                                                  -------
June 1, 2002 - May 31, 2003                              0.6574
June 1, 2001 - May 31, 2002                              0.6377
June 1, 2000 - May 31, 2001                              0.6596
June 1, 1999 - May 31, 2000                              0.6792
June 1, 1998 - May 31, 1999                              0.6616

The following table sets forth high and low exchange rates for one Canadian dollar expressed in terms of one U.S. dollar for the six-month period ended November 30, 2003.

Month                                       High                       Low
-----                                       ----                       ---
June 2003                                  0.7492                     0.7263
July 2003                                  0.7481                     0.7085
August 2003                                0.7228                     0.7092
September 2003                             0.7424                     0.7207
October 2003                               0.7667                     0.7418
November 30, 2003                          0.7708                     0.7484

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

The noon rate of exchange on December 1, 2003, reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was CDN$1.2973 (US$0.7708 = CDN$1.00).

RISK FACTORS

The Company has, in the past, conducted business primarily in the petroleum and natural gas industry. As of the date of this annual report, the Company no longer is active in this industry. The Company has, however, entered into an option agreement which, if concluded, will result in the Company conducting mineral exploration activities. See "Item 4. Information on the Company. Properties - El Nayar Properties, Mexico". The following risk factors apply to the Company's proposed mineral exploration activities.

THE COMPANY'S ACQUISITION MAY NOT BE APPROVED BY THE TSXV, IN WHICH CASE THE COMPANY WILL NOT HAVE ANY OPERATIONS AND WILL NEED TO CONTINUE TO SEARCH FOR OTHER BUSINESS OPPORTUNITIES.

The Company has received conditional approval from the TSXV to complete the option agreement on the El Nayar Properties, subject to filing of an independent geological report. The Company has engaged an independent geologist to prepare the report. There is no assurance that the Company will receive final approval from the TSXV. In the event the agreement is not approved, the Company will continue to search for and identify businesses or properties to acquire,
however,   it  will  have  incurred   significant   costs  associated  with  the
transaction.

THE COMPANY MAY BE RE-CLASSIFIED BY THE TSXV, WHICH MAY RESULT IN ADDITIONAL FILINGS AND LONGER REVIEW PERIODS BY THE TSXV.

The TSXV classifies listed companies into two different tiers based on standards which include historical financial performance, stage of development and financial resources. Tier I is the TSXV's premier tier and is reserved for the TSXV's most advanced issuers with the most financial resources. Tier I issuers benefit from decreased filing requirements and improved service standards. The majority of the companies listed on the TSXV are Tier II companies. As of the date of this annual report, the Company believes that it no longer meets the maintenance requirements of a Tier I classification. However, it has not yet been re-classified by the TSXV into a Tier II company. If the Company is reclassified as a Tier II company by the TSXV, the Company would be required to make additional filings and may be subject to longer review periods. An increase in the number of filings could increase the Company's expenses associated with its TSXV listing.

THE COMPANY HAS LIMITED FINANCIAL RESOURCES AND IF THE COMPANY IS UNABLE TO SECURE ADDITIONAL FUNDING AND/OR IF THE COMPANY'S EXPLORATION PROGRAMS ARE UNSUCCESSFUL, THE COMPANY MAY FAIL.

Mineral exploration involves significant risk and few properties that are explored are ultimately developed into producing mines. Substantial expenditures may be required to establish ore reserves through drilling, to develop metallurgical processes to extract the metals from the ore and to construct the mining and processing facilities at any site chosen for mining. Current exploration programs may not result in any commercial mining operation. The

Company's option relates to unproved mineral claims which are without a known body of commercial ore and the proposed programs are an exploratory search for ore. The Company intends to carry out exploration with the objective of establishing an economic body of ore. If the Company's proposed exploration programs are successful, additional funds will be required for the development of an economic ore body and to place it into commercial production. The only sources of future funds presently available to the Company are the sale of equity capital, the exercise of warrants and options or the offering by the Company of an interest in the mineral claim to be earned to another party or parties. If the Company is unable to secure additional funding, the Company may lose its interest in one or more of its mineral claims and/or may be required to cease operations.

THE COMPANY MAYBE UNABLE TO RENEGOTIATE OR SETTLE ITS DEBENTURES AS THEY COME DUE, IN WHICH CASE THE COMPANY MAY DEFAULT ON ITS DEBENTURES AND MAY NOT BE ABLE TO CONTINUE ITS OPERATIONS.

The Company has approximately CDN $1.8 million of debentures which mature on January 24, 2004. As of the date of the annual report the Company does not have sufficient funds to repay the debentures on maturity. The Company is proposing to make an offer to the debenture holders to settle the debentures through the issuance of common shares. In addition to obtaining debenture holder acceptance, the Company will be required to obtain TSXV approval. The Company has received shareholder approval for the issuance of shares to the debenture holders. There are no assurances that the requisite approval will be received in which event, the Company will be insolvent and may be forced to liquidate its remaining assets.

IF THE COMPANY ISSUES SHARES OR OPTIONS TO ITS OFFICERS, DIRECTORS OR KEY EMPLOYEES, OR IF THE COMPANY OBTAINS FUNDING THROUGH THE SALE OF ADDITIONAL COMMON SHARES, THE SHAREHOLDERS WILL EXPERIENCE DILUTION.

The Company may in the future grant to some or all of its directors, officers, insiders and key employees options to purchase the Company's common shares as non-cash incentives to those employees. Such options may be granted at exercise prices equal to market prices, or at prices as allowable under the policies of the TSXV, when the public market is depressed. To the extent that significant numbers of such options may be granted and exercised, the interests of then existing shareholders of the Company will be subject to additional dilution.

The Company is currently without a source of revenue and will most likely be required to issue additional shares to settle its debentures, finance its operations and, depending on the outcome of its proposed exploration programs, may issue additional shares to finance additional exploration programs on any or all of its projects or to acquire additional properties. The issuance of additional shares will cause the Company's existing shareholders to experience dilution of their ownership interests.

BECAUSE THE COMPANY HAS LIMITED FINANCIAL RESOURCES AND DOES NOT GENERATE ANY REVENUE FROM ITS OPERATIONS, THE COMPANY MAY NOT BE ABLE TO CONTINUE ITS OPERATIONS AND AN INVESTMENT IN THE COMPANY'S COMMON SHARES MAY BE WORTHLESS.

The Company has limited financial resources, has a history of losses and has no source of operating cash flow. The Company has not generated any revenues from its mineral claims and does not anticipate any in the foreseeable future. Additional funding may not be available to the Company for further exploration of its option interests or to fulfil its obligations under any applicable agreements. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration of its projects with the possible loss of such interests. Any further additional equity financing undertaken by the Company would cause dilution to its shareholders.

As of May 31, 2003, the Company had a working capital deficiency of $1,097,521, which includes $1,248,093 of debentures which become due in January 2004. The Company has sought the debenture holders' consent to settlement of all their outstanding debt via common shares. A formal proposal has not been made but the Company has been conducting ongoing correspondence with the debenture holders. The Company is currently not generating cash flow from its operations to meet ongoing corporate overhead and to discharge its liabilities as they come due. In addition, on October 1, 2003, the Company entered into an agreement to acquire the El Nayar concessions in Mexico. The exploration of the concessions will require significant funds. On November 25, 2003, the Company completed a private placement financing of 4,030,000 units, for approximately $310,000 (CDN $403,000). The Company has also announced that it has arranged, subject to TSXV approval, to conduct a private placement financing of up to 750,000 units at CDN $0.20 per unit, to raise up to CDN $150,000. These funds will be used for working capital purposes and due diligence costs to be incurred on the El Nayar Project. However, if the Company decides to proceed with the El Nayar Project, the Company will require additional funds to fulfill its funding requirements on the project.

The Company's consolidated financial statements were prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business.

THE PRICE OF THE COMPANY'S COMMON SHARES IS SUBJECT TO MARKET FLUCTUATIONS AND VOLATILITY WHICH MAY NOT BE RELATED TO THE COMPANY'S OPERATIONS AND SUCH FLUCTUATIONS MAY IMPACT THE COMPANY'S ABILITY TO COMPLETE EQUITY FINANCINGS; IF THE COMPANY CANNOT COMPLETE ADDITIONAL EQUITY FINANCINGS, IT MAY NOT BE ABLE TO CONTINUE ITS OPERATIONS.

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly junior natural resources exploration companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the Company's common shares fluctuated from a high of CDN$0.80 to a low of CDN$0.06 during the 12-month period ending November 30, 2003. Continued price fluctuations will have a significant impact on the Company's ability to complete equity financings.

THE COMPANY'S PROPOSED OPERATIONS ARE SUBJECT GOVERNMENT REGULATIONS WHICH MAY SUBJECT THE COMPANY TO PENALTIES FOR FAILURE TO COMPLY AND MAY LIMIT THE COMPANY'S ABILITY TO CONDUCT EXPLORATION ACTIVITIES AND COULD CAUSE THE COMPANY TO DELAY OR ABANDON ITS PROJECTS.

Exploration activities are also subject to national and local laws and regulations governing prospecting, taxes, labor standards, occupational health, land use, environmental protection, mine safety, and others which currently or in the future may have a substantial adverse impact on the Company. In order to comply with applicable laws, the Company may be required to make capital expenditures until a particular problem is remedied. Existing and possible future environmental legislation, regulation and action could cause additional expense, capital expenditures, restriction and delays in the activities of the Company, the extent of which cannot be reasonably predicted. Violators may be required to compensate those suffering loss or damage by reason of their mining activities and may be fined if convicted of an offence under such legislation.

Amendments to current laws, regulations and permits governing activities of mineral exploration companies or more stringent implementation thereof could require increases in exploration expenditures, or require delays in exploration or abandonment of new mineral properties.

The Company's proposed exploration activities may be subject to foreign, federal, state, provincial and local laws and regulations governing the protection of the environment, including laws and regulations relating to air and water quality, waste disposal, and the protection of endangered or threatened species. The Company's proposed exploration activities may be subject to foreign, federal, state, provincial and local laws and regulations for protection of surface and ground water.

If the Company undertakes new, or significantly expands its proposed, exploration activities the Company may be required to obtain pre-construction environmental and land use review and comply with permitting, control and mitigation requirements of the jurisdiction in which such operations are to be located. Compliance with new requirements could impose costs on the Company in the future, the materiality of which cannot reasonably be predicted at this time. Any change in the applicable laws or regulations could have an adverse effect on any mining project which the Company might undertake. Also, the Company may require additional permits for its future operations, which may or may not be obtainable on reasonable terms.

If the Company is unable to obtain the necessary permits, the Company might have to change its planned exploration for such non-permitted properties and/or to seek other joint venture arrangements. If the Company were unable to mitigate the problem, the Company might not be able to proceed with exploration. In this event, the Company might seek to mitigate any losses through sale of the property, prior to abandonment.

THE COMPANY'S PROPOSED MINERAL CLAIM INTERESTS ARE LOCATED IN MEXICO, THE LAWS OF WHICH MAY PREVENT OR DELAY THE COMPANY'S PROPOSED EXPLORATION ACTIVITIES AND COULD CAUSE THE COMPANY TO DELAY OR ABANDON ITS PROJECTS.

The project in which the Company proposes to acquire an interest is located in Mexico. Mineral exploration activities in Mexico may be affected in varying degrees by political instability and government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriations of property, environmental legislation and mine safety. The status of Mexico as a developing country may make it more difficult for the Company to obtain any required financing for its projects. The effect of all of these factors cannot be accurately predicted. Notwithstanding the progress achieved in restructuring the Mexican political institution and revitalizing its economy, the present administration, or any successor government, may not be able to sustain the progress achieved. While the Mexican economy has experienced growth in recent years, such growth may not continue in the future at similar rates or at all. If the economy of Mexico fails to continue its growth or suffers a recession, the Company may not be able to continue its operations in this country. The Company does not carry political risk insurance.

All of the mineral claim interests the Company proposes to acquire are located outside of Canada, in Mexico. As a result, such assets may be affected by government regulations and treaties, as well as by laws and policies of Canada affecting foreign trade, investment and taxation. In addition, it may be difficult to enforce judgments obtained in Canadian courts against assets located outside of Canada.

EXPLORATION FOR MINERALS ON THE COMPANY'S PROPOSED PROJECTS ARE SUBJECT TO SIGNIFICANT RISKS WHICH COULD INCREASE THE COSTS OF EXPLORATION AND COULD CAUSE THE COMPANY TO DELAY OR ABANDON ITS PROJECTS.

The El Nayar Properties are without a known ore body of commercial ore. Mineral exploration involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. The long-term profitability of the Company's operations will be, in part, directly related to the cost and success of its proposed exploration programs, which may be affected by a number of factors beyond the Company's control.

Mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration for gold (also "Au"), silver (also "Ag") and other metals, any of which could result in work stoppages, damage to property, and possible environmental damage.

The Company will rely upon consultants and others for exploration and, if required, development expertise. If any of option interests the Company proposes to acquire merit development, substantial expenditures will be required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. The Company may not discover minerals in sufficient quantities to justify commercial operations and the Company may not be able to obtain the funds required for development on a timely basis. The economics of developing gold, silver and other mineral properties is affected by many factors including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection.

BECAUSE THE COMPANY IS SUBJECT TO COMPLIANCE WITH GOVERNMENTAL REGULATION, THE COST OF ITS PROPOSED EXPLORATION PROGRAMS MAY INCREASE, WHICH MAY CAUSE THE COMPANY TO HAVE TO ABANDON SUCH PROGRAMS.

The Company's proposed operations may be subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

THE COMPANY MAY INCUR LIABILITY FOR CERTAIN RISKS AGAINST WHICH THE COMPANY DOES NOT HAVE INSURANCE, WHICH COULD REDUCE OR ELIMINATE ANY FUTURE PROFITABILITY AND NEGATIVELY IMPACT THE PRICE OF THE COMPANY'S SHARES.

In the course of exploration of mineral concessions, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company. The Company does not have any insurance coverage on its mineral concessions.

THE COMPANY MAY NOT BE ABLE TO OBTAIN SUPPLIES AND INFRASTRUCTURE NECESSARY TO CONDUCT ITS PROPOSED EXPLORATION OPERATIONS AND, AS SUCH, MAY HAVE TO DELAY OR ABANDON ITS PROJECTS.

The property interests the Company proposes to acquire are not in a developed area and the availability of infrastructure (water and power, and in some areas roads) at an economic cost cannot be assured. Power is an integral requirement of any production facility on such properties. In the event the Company is unable to obtain water or power at any of the properties it proposes to acquire, the Company may not be able to conduct its proposed exploration activities, or in the event the Company discovers mineralization, the Company may not be able to begin a development program, in which case the Company may lose its interest in the property or may have to abandon the property.

THE COMPANY MAY NOT RECEIVE PROPER TITLE TO THE PROPERTIES IT PROPOSES TO ACQUIRE AND, AS A RESULT, MAY INCUR SIGNIFICANT EXPENSES TO OBTAIN PROPER TITLE, OR MAY HAVE TO ABANDON ANY SUCH PROPERTIES.

The Company proposes to own, lease or option, unpatented and patented mining claims, mineral claims or concessions which will constitute the Company's property holdings. The ownership and validity of unpatented mining claims and concessions are often uncertain and may be contested.

In those jurisdictions where the Company has intends to have property interests, the Company intends to make a search of mining records in accordance with mining industry practices to confirm that it has acquired satisfactory title to its properties but does not intend to obtain title insurance with respect to such properties. The possibility exists that title to one or more of the concessions which the Company intends to acquire, particularly title to undeveloped claims, might be defective because of errors or omissions in the chain of title, including defects in conveyances and defects in locating or maintaining such claims, or concessions.

The boundaries of some of the property interests the Company proposes to acquire have not been surveyed and, therefore, the precise location and area of these mining properties may be in doubt. The Company is not aware of challenges to the location or area of the unpatented mining claims it intends to acquire.

IF THE COMPANY IS UNABLE TO EFFECTIVELY COMPETE AGAINST OTHER COMPANIES, OR IF THE COMPANY CANNOT MARKET ANY MINERALS DISCOVERED ON THE PROPERTIES IT INTENDS TO ACQUIRE, THE COMPANY MAY HAVE TO CEASE OPERATIONS.

The mineral industry is intensely competitive in all its phases. The Company competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

Even if commercial quantities of ore are discovered, a ready market may not exist for their sale. Factors beyond the control of the Company may affect the marketability of any substances discovered. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital or losing its investment capital.

THE COMPANY'S PROPOSED OPERATION IN MEXICO WILL SUBJECT THE COMPANY TO FOREIGN CURRENCY FLUCTUATIONS WHICH MAY INCREASE THE COMPANY'S EXPENSES AND, IN THE EVENT THE COMPANY ACHIEVES PROFITABILITY, REDUCE THE COMPANY'S PROFITABILITY.

The Company's proposed operation in Mexico will make it subject to foreign currency fluctuation and such fluctuation may adversely affect the Company's financial position and results. The Canadian dollar varies under market conditions. The Company maintains its cash and cash equivalent amounts primarily in Canadian and U.S. denominated currencies. The Company does not currently engage in hedging activities.

CONFLICTS OF INTEREST MAY ARISE AMONG THE MEMBERS OF OUR BOARD OF DIRECTORS AND SUCH CONFLICTS MAY CAUSE THE COMPANY TO ENTER INTO TRANSACTIONS ON TERMS WHICH ARE NOT BENEFICIAL TO THE COMPANY.

Certain of the Company's directors are also directors, officers or shareholders of other companies that are engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations may give rise to conflicts of interest from time to time. Such a conflict poses the risk that the Company may enter into a transaction on terms which place the Company in a worse position than if no conflict existed. The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and the Company will rely upon such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts must be disclosed by such directors or officers in accordance with the Business Corporations Act (Yukon) (the "Corporations Act"). Generally, the Corporations Act requires a director with a direct or indirect interest in a contract or transaction to "disclose the nature and extent of the director's interest at a meeting of the directors." A director which has an interest in such a transaction is accountable to the corporation for which the director serves for any profit the director receives as a result of the transaction unless the director has previously disclosed the interest in accordance with the Corporations Act, the board of directors subsequently approves the transaction or contract, and the interested director does not vote on the approval, or "the contract or transaction was reasonable and fair to the Company at the time it was entered into, and after full disclosure of the nature and extent of the director's interest, it is approved by special resolution."

If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the board of directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

The Company has no specific internal policy governing conflicts of interest.

THE PRICES OF METALS FLUCTUATE IN THE MARKET AND SUCH FLUCTUATIONS COULD NEGATIVELY IMPACT THE COMPANY'S ABILITY TO RAISE FUNDING AND MAY CAUSE CERTAIN ACTIVITIES TO BECOME UNECONOMIC.

Factors beyond the control of the Company may affect the marketability of any substances discovered. The prices of various metals have experienced significant movement over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs in major mineral producing regions. Variations in the market prices of metals may impact on the Company's ability to raise funding to continue exploration of the properties the Company proposes to acquire. In addition, any significant fluctuations in metal prices will impact on the Company's decision to accelerate or reduce its exploration activities.

THE COMPANY DOES NOT PAY DIVIDENDS ON ITS COMMON SHARES; THEREFORE, INVESTORS SEEKING DIVIDEND INCOME SHOULD NOT PURCHASE THE COMMON SHARES.

The Company has never declared or paid cash dividends on its common shares and does not anticipate doing so in the foreseeable future. Additionally, the determination as to the declaration of dividends is within the discretion of the

Company's Board of Directors, which may never declare cash dividends on the Company's common stock. Investors cannot expect to receive a dividend on the Company's common shares in the foreseeable future, if at all.

THE COMPANY'S CURRENT CORPORATE OPERATIONS ARE PERFORMED BY OTHER THAN COMPANY PERSONNEL AND IF SUCH PERSONNEL ARE NOT AVAILABLE IN THE FUTURE, THE COMPANY MAY INCUR SIGNIFICANT EXPENSES TO FIND SUITABLE REPLACEMENTS AND/OR TO HIRE OTHER PERSONNEL.

Corporate accounting, management and administration are provided, in part, by Chase Management Ltd. ("Chase"), a company owned by Mr. Nick DeMare, a director and interim President and Chief Executive Officer of the Company. In the event the Company needs to employ additional personnel, it will need to recruit qualified personnel to staff its operations. The Company believes that such personnel currently are available at reasonable salaries and wages in the geographic areas in which the Company and its subsidiaries operate. There can be no assurance, however, that such personnel will be available in the future. In addition, it cannot be predicted whether the labour staffing at any of the Company's projects will be unionized, which may result in potentially higher operating costs.

THE COMPANY'S SHARES ARE SUBJECT TO THE SEC'S PENNY STOCK RULES, WHICH MAY RESTRICT THE ABILITY OF BROKERS TO SELL THE COMPANY'S COMMON STOCK AND MAY REDUCE THE SECONDARY MARKET FOR THE COMMON STOCK.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stock". Generally, penny stocks are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system). If the Company's shares are traded for less than $5 per share, as they currently are, the shares will be subject to the SEC's penny stock rules unless (1) the Company's net tangible assets exceed $5,000,000 during the Company's first three years of continuous operations or $2,000,000 after the Company's first three years of continuous operations; or (2) the Company has had average revenue of at least $6,000,000 for the last three years. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prescribed by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. Since the Company's shares are traded for less than $5.00 per share, the Company's common stock is subject to the penny stock rules. Therefore, the holders of the Common Stock may find it difficult to sell the Common Stock of the Company. These rules may restrict the ability of brokers to sell the common stock and may reduce the secondary market for the common stock. A limited secondary market may result in a decrease in the value of the shares and/or a partial or total loss of an investor's investment.

IT MAY BE DIFFICULT TO OBTAIN SERVICE OF PROCESS ON THE BOARD OF DIRECTORS AND SENIOR MANAGEMENT OF THE COMPANY, WHICH MAY RESTRICT THE ABILITY TO COLLECT UPON A JUDGMENT OBTAINED IN THE UNITED STATES AGAINST THE COMPANY'S BOARD OF DIRECTORS AND/OR SENIOR MANAGEMENT.

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

THE COMPANY MAY BE DEEMED TO BE A "PASSIVE FOREIGN INVESTMENT COMPANY" FOR U.S. TAX PURPOSES WHICH COULD SUBJECT U.S. SHAREHOLDERS TO INCREASED TAX LIABILITY.

The Company may be deemed to be a "Passive Foreign Investment Company". See "Item 10. Additional Information - Taxation." As a result, a United States holder of the Company's common shares could be subject to increased tax liability, possibly including an interest charge, upon the sale or other disposition of the United States holder's common shares or upon the receipt of "excess distributions," unless such holder of common shares elects to be taxed currently on his or her pro rata portion of the Company's income, whether or not the income was distributed in the form of dividends or otherwise. The election requires certain conditions be met such as filing on or before the due date, as extended, for filing the shareholder's income tax return for the first taxable year to which the election will apply. Otherwise, the election may only partially apply.


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

The Company was inactive until November 30, 1994, when it acquired approximately 96.63% of the issued and outstanding shares of Hilton Petroleum, Inc. ("Hilton U.S."). The Company subsequently made additional capital contributions and acquired all of the remaining minority interests and Hilton U.S. became a wholly-owned subsidiary of the Company. Hilton U.S. was incorporated on June 15, 1993 pursuant to the laws of the State of Nevada.

On April 1, 1999, pursuant to an agreement (the "Arrangement Agreement") dated February 5, 1999, in which the Company completed a merger with Stanford Oil & Gas Ltd. ("Stanford"), a public company with common management, Stanford became a wholly-owned subsidiary of the Company. In conjunction with the Amalgamation with Stanford on April 1, 1999, the Company changed its domicile through continuation from British Columbia to the Yukon Territory under the Business Corporations Act (Yukon).

Effective November 30, 2002, the Company determined to write-off its net investments in, and cease funding of Hilton U.S. and STB Energy. See "Item 4. Information on the Company - Business Overview" and "Item 4. Information on the Company - Principal Properties." In May 2003, the Company terminated the option agreement relating to certain resource properties in China and Mongolia. See "Item 4. Information on the Company - Business Overview - Properties - China and Mongolia Properties." In October 2003, the Company concluded an option agreement, subject to regulatory approval, to acquire an interest in a gold/silver project in Mexico. See "Item 4. Information on the Company - Business Overview - Properties - El Nayar Properties, Mexico."

On December 30, 2002, the Company completed a consolidation of its share capital on a one new for ten old basis.

The Company's registered office is located at 3081 - 3rd Avenue, Whitehorse, Yukon, Canada. The Company's principal business office is located at Suite 1305
- 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7. The phone number of the Company's registered office is (867) 668-4405 and the corporate office is (604) 685-9316. The Company does not have a registered agent in the United States.

The Company's common shares were listed on the Vancouver Stock Exchange (the "VSE") through November 28, 1999. Effective November 29, 1999, the VSE and the Alberta Stock Exchange (the "ASE") merged and began operations as the Canadian Venture Exchange (the "CDNX"). On April 8, 2002, the CDNX was renamed the Toronto Venture Exchange (the "TSXV"). The TSXV classifies listed companies into two different tiers based on standards, which include historical financial performance, stage of development and financial resources. The Company trades on the TSXV under the symbol "HPM" and is classified as a Tier I company. Tier I is the TSXV's premier tier and is reserved for the TSXV's most advanced issuers with the most significant financial resources. Tier I issuers benefit from decreased filing requirements and improved service standards. The majority of the companies listed on the TSXV are Tier II companies. The Company does not meet the maintenance requirements of a Tier I classification. As of the date of the annual report, the Company has not been reclassified by the TSXV into a Tier II company.

Effective February 7, 2001, the Company's common stock was approved for trading on the Over-the-Counter Bulletin Board operated by the National Association of Securities Dealers under the symbol "HTPTF".

DISPOSITIONS

During fiscal 2003, the Company abandoned all of its petroleum operations. Accordingly, it recorded a net charge of $4,550,704 for depreciation, depletion and impairment of its petroleum interests.

EXPLORATION EXPENDITURES

During fiscal 2001, 2002 and 2003, the Company incurred $8.3 million, $2.2 million and $430,000 respectively, on the acquisition, exploration and development of its petroleum interests. No exploration expenditures have been incurred by the Company subsequent to May 31, 2003.

BUSINESS OVERVIEW

The Company was historically engaged in the business of acquiring leasehold interests in petroleum and natural gas rights, and the exploration for and development, production and sale of petroleum and natural gas in the continental United States.

In fiscal 2001, the Company continued its participation in the exploration of the East Lost Hills Project, with the funding of the completion of the ELH #1 well and the ongoing drilling of the ELH #2 well and the commencement of the ELH #3, ELH #4, and ELH #9 wells, at a cost of $5.3 million. The Company also paid $776,000 for its share of the gas facility at East Lost Hills and $1.6 million for the acquisition and exploration of other oil and gas prospects located in regional California. Production from the ELH #1 well commenced in February 2001. In March 2001, the Company completed the sale of substantially all of its non-California petroleum and natural gas interests to Exco Resources Inc. ("Exco") for net proceeds of $13.5 million, of which $12.7 million was received as of May 31, 2001 and the remaining $810,000 was subject to a contractual disagreement between the Company and Exco. The disputed amount was put in escrow pending arbitration.

During fiscal 2001, the Company raised $6.4 million from the issuance of common shares and $3.2 million from the issuance of convertible debentures. These proceeds, along with the sale of the non-California petroleum and natural gas interests, enabled the Company to repay $14.9 million of debt.

During fiscal 2002, the Company was faced with significant funding commitments for its continued participation in the East Lost Hills and San Joaquin Joint Venture's exploration programs. The poor results at East Lost Hills had a negative impact on the Company's share price and on the Company's ability to conduct either equity or debt financing. In addition, the combination of reduced commodity prices and constrained production at ELH #1 further reduced the Company's ability to meet its funding commitments. Due to the lack of financial resources, the Company ceased further funding of its share of costs at the East Lost Hills Prospect and San Joaquin Joint Venture. As a result, in February 2002, the Company withdrew from participation in the San Joaquin Joint Venture and, in May 2002, concluded an agreement with Anadarko and certain other participants on the ongoing evaluation of the ELH #4 and ELH #9 wells, whereby the funding parties have assumed all of the unpaid amounts, estimated to be $4.9 million at the time of the agreement, and future costs in completing the evaluation of these wells. In return, they will be entitled to recover their costs, plus a penalty, of 300% of the costs, from production from these wells.

In April 2002, an arbitration hearing was conducted with respect to the Company's contractual disagreement with Exco and a decision was made in favour of the Company and $789,000, representing the original disputed amount, plus associated interest income and less associated legal and other costs, was released to the Company.

During fiscal 2002, the Company identified business opportunities in the field of proprietary software programs utilizing "artificial intelligence". The Company formed A.I. Solutions Ltd. to pursue these opportunities. All research, development and marketing activities were contracted out to arms-length parties.

On December 2, 2002, the Company received confirmation from the operator that it had formally proposed the plugging and abandonment of the ELH #4 and #9 wells. In light of the results and uncertainties of any further activities at East Lost Hills by the joint venture, the Company determined that it would no longer provide further funding to Hilton U.S. and STB Energy (collectively the "Petroleum Subsidiaries"), two wholly-owned subsidiaries which conducted all of the Company's petroleum and natural gas operations. The Company's remaining $3.6 million net investment in the Petroleum Subsidiaries was written off and the Company ceased to record the activities of the Petroleum Subsidiaries.

During fiscal 2003, the Company, through A.I. Solutions Ltd. ("A.I. Solutions"), a wholly-owned subsidiary of the Company, funded on a reduced basis, the development of proprietary software programs using artificial intelligence. The Company expended $239,000 on the research, development and marketing of these products. These activities were unsuccessful in developing a marketable product. No revenues were generated. No further expenditures are anticipated to be incurred on this business.

On December 30, 2002, the Company completed a consolidation of its share capital on a one new for ten old basis.

During the latter part of the 2003 fiscal year, the Company reviewed a number of business opportunities and asset acquisitions. In October 2003, the Company concluded an option agreement, subject to regulatory approval, to acquire an interest in a gold/silver project in Mexico. See "Item 4. Information on the Company - Business Overview - Properties - El Nayar Properties, Mexico" and "Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources." On November 25, 2003, the Company completed a private placement financing of 4,030,000 units, for approximately $310,000 (CDN $403,000). The Company has also announced that it has arranged, subject to TSXV approval, to conduct a private placement financing of up to 750,000 units at CDN $0.20 per unit, to raise up to CDN $150,000. These funds will be used for working capital purposes and due diligence costs to be incurred on the El Nayar Project. However, if the Company decides to proceed with the El Nayar Project, the Company will require additional funds to fulfill its funding requirements on the project. Most likely, the Company will need to issue additional shares to finance its proposed activities; however, there are no assurances that any such financings will be approved or completed.

2003 - 2004 EXPLORATION BUDGET

As of the date of the annual report the Company does not maintain any interest in oil and gas properties. The Company, has however, entered into an option agreement to acquire an interest in mineral concessions in Mexico. There is no budget proposed for exploration activities as of the date of the annual report. See "Item 4. Information on the Company - Business Overview - Principal Properties - El Nayar Properties, Mexico" and "Item 4. Information on the Company - Principal Properties - El Nayar Project, Mexico."

SALES AND REVENUE DISTRIBUTION

The Company's share of petroleum, natural gas and natural gas liquids produced from its wells was sold to a variety of purchasers at the wellhead in the United States. All of its sales were conducted with unaffiliated customers. These purchasers provided a ready market for all of the Company's production and paid the local market price, which fluctuated based upon prevailing market conditions. Due to the number of purchasers in each area, the loss of one or a number of purchasers did not pose a significant risk to the continuity of the Company's operations. As of the date of the annual report, the Company does not generate any petroleum, natural gas and natural gas liquids revenue.

Total revenues, interest and other income reported for fiscal 2003, 2002 and 2001, were as follows:

                                                       ($ in 000)
                                         --------------------------------------
                                                   Years Ended May 31,
                                         --------------------------------------
                                            2003          2002          2001
   Petroleum and Natural Gas Sales
     - United States                     $       84    $      231    $    5,229
                                         ----------    ----------    ----------
   Interest and Other Income
     - United States                             10           823            60
     - Canada                                    28            31            41
                                         ----------    ----------    ----------
                                                 38           854           101
                                         ----------    ----------    ----------
   Total Revenue, Interest and
      Other Income                       $      938    $    1,085    $    5,330
                                         ==========    ==========    ==========

GOVERNMENT REGULATIONS

The Company's proposed operations will be conducted by subsidiaries to be established outside of Canada, in Mexico. The Company's business will be exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to, terrorism, hostage taking, military repression, expropriation, changing tax laws, extreme fluctuations in currency exchange rates, high rates of inflation and labour unrest.

Changes, if any, in mining or investment policies or shifts in political attitude in Mexico may adversely affect the Company's operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction, or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company's operations or profitability.

PROPERTIES

EAST LOST HILLS JOINT VENTURE AND SAN JOAQUIN JOINT VENTURE, CALIFORNIA

During fiscal 2002, the Company was faced with significant funding commitments for its continued participation in the East Lost Hills and San Joaquin Joint Venture's exploration programs. The continued complications encountered at East Lost Hills had a negative impact on the Company's common share price and on the Company's ability to conduct either equity or debt financing. In addition, the combination of reduced commodity prices and constrained production at ELH #1 further reduced the Company's ability to meet its funding commitments. Due to the lack of financial resources, the Company ceased further funding of its share of costs at the East Lost Hills Prospect and San Joaquin Joint Venture. As a result, in February 2002, the Company withdrew from participation in the San Joaquin Joint Venture and, in May 2002, concluded an agreement with Berkely Petroleum, Inc. ("Berkley"), (a subsidiary of Anadarko) and certain other participants on the ongoing evaluation of the ELH #4 and ELH #9 wells, whereby the funding parties have assumed all of the unpaid amounts, estimated to be $4.9 million at the time of the agreement, and future costs in completing the evaluation of these wells. In return, they were entitled to recover their costs, plus a penalty, of 300% of the costs, from production from these wells.

On December 2, 2002, the Company received confirmation from Berkley that it had formally proposed the plugging and abandonment of the ELH #4 and ELH #9 wells. At this time the Company determined to cease further funding of its petroleum operations. Accordingly, the Company wrote off all of its remaining petroleum and natural gas interests and ceased to record the petroleum activities.

REGIONAL CALIFORNIA

The Company participated in a regional exploration program in the San Joaquin Basin of California. The prospects had much shallower target horizons than the East Lost Hills Joint Venture and the San Joaquin Joint Venture. The Company originally held approximately a 32% capital interest before payout (24% working interest after payout) in the prospects tested. During fiscal 2002, the Company increased its ownership interest in the Basil Prospect to a 48% working interest on the side-track. The prospects were all drilled without success. These interests were also written off as part of the Company's termination of its petroleum operations. See "Item 4. Information on the Company - Oil & Gas Properties - Regional California".

CHINA AND MONGOLIA PROPERTIES

On June 24, 2002, the Company entered into an agreement to acquire a 100% interest, subject to a 7.5% net revenues interest payable to the vendors, in certain resource properties located in China and Mongolia. Under the terms of the agreement the Company agreed to issue up to 800,000 common shares and pay up to CDN $3.2 million to make the acquisitions. In May 2003, the Company terminated the agreement as the vendors were unable to demonstrate valid title on the resource properties. No shares were issued by the Company. The Company wrote-off $159,708 of due diligence costs incurred.

EL NAYAR PROPERTIES, MEXICO

On October 1, 2003, the Company finalized a heads of agreement for an option to acquire a 60% interest in the El Nayar Properties, which includes the Guanajuatillo Mine, La Castellana and Los Limones Properties totalling approximately 6,722 hectares in the State of Nayarit, Mexico. See "Item 4. Information on the Company - Principal Properties - El Nayar Properties, Mexico." The optionor is Minera San Jorge S.A. de C.V. ("MSJ"), a private Mexican company at arms-length to the Company. The terms of the agreement allow for a due diligence period during which the Company will conduct initial exploration programs to assess the merits of the properties and conduct further legal due diligence regarding land tenure and environmental concerns or liabilities.

Under the terms of the option agreement the Company will have three years to earn its 60% interest by funding $1 million of expenditures on the properties. These expenditures include all land holding costs and option payments. The Company has agreed to make a $50,000 option payment payable upon approval by the TSXV (the "Approval Date"). The Company has also agreed to fund a total of $1 million in exploration and development expenditures, including underlying option payments to concession holders and government concession taxes, over a three year period, as follows:

          $                              Date
     ---------               -----------------------------

        40,000               4 months after Approval Date
       250,000               12 months after Approval Date
       710,000               April 1, 2005
     1,000,000

As of the date of this report, the Company does not have sufficient working capital to fund the $1 million payments. The Company has conducted a private placement to raise funds for due diligence and working capital, and plans to conduct an additional private placement in the future, subject to TSXV approval. See "Item 4. Information on the Company - Business Overview." Most likely, the Company will be required to conduct additional financings to raise additional funds.

The Company has also agreed to issue a total of 1.1 million shares, over the next three years, as follows:

      Number
     of Shares                              Date
     ---------               --------------------------------------
       100,000               Approval Date
       200,000               First anniversary after Approval Date
       300,000               Second anniversary after Approval Date
       500,000               hird anniversary after Approval Date
     1,100,000

Upon earning the 60% interest in the El Nayar Properties, the Company may purchase the remaining 40% interest from MSJ, at a price to be determined (based on a discounted net present value calculation) once production is initiated on the El Nayar Properties and a bankable feasibility study is produced. The Company will also have a first right of refusal should an outside party bid for MSJ's 40% interest.

The Company has sought TSXV approval to the transaction and final approval is pending completion of a geological report. The Company has retained an independent geological consultant to prepare the necessary report. The TSXV has limited the Company's expenditures on the El Nayar Properties to CDN $100,000 until the report is completed.

ARTIFICIAL INTELLIGENCE TECHNOLOGY

During the fiscal 2002 year, the Company identified a number of business opportunities in the further development of certain proprietary software technologies - called OE2 and NFN - with Eyekon Technologies Inc. ("Eyekon"), a private company at arms-length to the Company. The Company agreed to work with Eyekon to identify and develop software programs using the OE2 and NFN technologies, which could be used in a number of business applications and industries.

The Company formed A.I. Solutions Ltd. ("A.I. Solutions"), an 80% owned subsidiary, to pursue this business activity. During fiscal 2003, the Company funded, on a reduced basis, the development of proprietary software programs using artificial intelligence in which it expended $239,000 on research, development and marketing. These activities were unsuccessful in developing a marketable product. No revenues were generated. No further expenditures are anticipated to be incurred on this business. A.I. Solutions is currently inactive.

EMPLOYEES

As of the date of the annual report, the Company has no employees. The Company has retained Chase Management Ltd. ("Chase") to provide management, financial, accounting and administrative services. Chase provides its services to a number of public and private companies and currently employs five full-time employees and is a private company wholly-owned by Nick DeMare, the interim President and Chief Executive Officer and a director of the Company. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions." The Company also retains consultants to handle specific projects on a case by case basis.

During part of fiscal 2003, the Company's business was administered principally from its former head office in Bakersfield, California, United States. This office was used by Donald Busby, the former Chairman and CEO of the Company. With the disappointing results from its petroleum interests and its current level of working capital, the Company closed the head office in Bakersfield. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions." The Company maintains its corporate office, through Chase, in Vancouver, British Columbia, Canada.

ORGANIZATIONAL STRUCTURE

The following chart sets forth the names of the significant subsidiaries of the Company, their respective jurisdictions of incorporation and the Company's ownership interests therein as of December 1, 2003. Unless otherwise indicated herein, the term "Company" means collectively the Company and its subsidiaries.

                               ORGANIZATION CHART


              -----------------------------------------------------
                              HILTON PETROLEUM LTD.
                                (Yukon Territory)
              -----------------------------------------------------
                  |                                           |
                  |                                           |
                  |                                           |
      -----------------------                      -----------------------
      STANFORD OIL & GAS LTD.                        A.I. SOLUTIONS LTD.
        (Yukon Territory)                            (British Columbia)
              100%                                           80%
                                                         (Inactive)
      -----------------------                      -----------------------


SUBSIDIARIES

STANFORD OIL & GAS LTD.

Pursuant to an arrangement (the "Arrangement") between the Company and Stanford Oil & Gas Ltd., a Yukon Territory company ("Stanford"), the Company acquired all of the issued and outstanding shares of Stanford on April 1, 1999. As a result Stanford became a wholly-owned subsidiary of the Company.

A. I. SOLUTIONS LTD.

The Company owns 80% of the issued and outstanding shares of A. I. Solutions Ltd. ("A. I. Solutions"), a British Columbia corporation formed on November 5, 2001. A. I. Solutions was incorporated to pursue the business of identifying, developing and marketing of proprietary software technologies. A.I. Solutions is currently inactive.

OTHER

Effective November 30, 2002, the Company wrote off its investment in its wholly-owned subsidiaries. Hilton Petroleum, Inc. ("Hilton U.S.") and STB Energy, Inc. ("STB Energy"), which were engaged in the petroleum and natural gas operations in the United States. Accordingly, the Company ceased to record the activities of these companies.

PRINCIPAL PROPERTIES

PETROLEUM AND NATURAL GAS PROPERTIES

The Company had engaged in the business of acquiring leasehold interests in petroleum and natural gas rights, and the exploration for and development, production and sale of petroleum and natural gas in the continental United States. Effective November 30, 2002, the Company wrote-off its remaining interests in its petroleum properties and ceased all activities in the petroleum industry.

EAST LOST HILLS JOINT VENTURE AND SAN JOAQUIN JOINT VENTURE, CALIFORNIA

LOCATION AND INTEREST

The Company, through Hilton U.S. and STB Energy (collectively the "Petroleum Subsidiaries"), had held a 9.5% working interest (9.1% net revenue interest) in the East Lost Hills Joint Venture which is situated in the San Joaquin Basin, approximately 45 miles northwest of Bakersfield, California. The Company also previously held an additional 2.625% reversionary working interest which was, as a result of the Company's withdrawal from the San Joaquin Joint Venture, been returned to Armstrong Resources LLC ("Armstrong"). With the abandonment of the Petroleum Subsidiaries, the Company no longer records the activities of the Petroleum Subsidiaries.

PROPERTY DESCRIPTION

The Lost Hills Field is an anticlinal structure formed by what appears to be a combination of compressional forces from the west, as well as right-lateral motion associated with movement of the San Andreas fault system. The Monterey and Temblor formations are broken by a high angle thrust fault on the east side of the Lost Hills Structure. The East Lost Hills Joint Venture lands were in the footwall side of this thrust fault, directly east of and structurally below the existing Lost Hills field.

The geological objectives of the East Lost Hills Joint Venture were stacked sands (layers of sand stacked one over the other) within the Temblor Group which are buried between 16,500 to 19,000 feet.

EXPLORATION

EAST LOST HILLS JOINT VENTURE WORK PROGRAM

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

The ELH #2 well, located approximately 1.5 miles northwest of the ELH #1 well, was drilled and cased to a total depth of 18,011 feet. Initial production testing, in early March of 2000, of the upper Temblor interval in the well resulted in limited wellbore influx of hydrocarbons (approximate flow rate of 3mmcf/d), higher than expected fluid content, and poorer than expected pressure response. Many of the initial production test results on the well have been influenced by mechanical difficulties associated with drill pipe that was inadvertently cemented across the testing interval. The ELH #2 well is currently suspended as a potential producer pending availability of water disposal facilities.

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

On December 2, 2002, the Company received confirmation from the operator that it had formally proposed plugging and abandonment of the ELH #4 and #9 wells. In light of the results and uncertainties of any further activities at East Lost Hills by the joint venture, the Company determined that it would no longer provide further funding to Hilton USA and STB Energy. The Company's remaining $3.6 million net investment in the Petroleum Subsidiaries was written-off and the Company ceased to record the activities of the Petroleum Subsidiaries.

The ELH #1 well continues to produce at constrained levels of approximately 1.5 mmcfe gas per day. The Petroleum Subsidiaries' share of net revenues is being applied by the operator against outstanding amounts owed by the Petroleum Subsidiaries. The Company is unaware of any further activities being conducted on any other wells at East Lost Hills.

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

On August 19, 2002, the operator commenced the sidetrack of the well from the same surface location using the existing casing down to 2,114 feet. The side-track paralleled the original hole to the same total depth of 7,829 feet. Only the Suisun sands were encountered in this well. Gas shows were present throughout the Suisun Sands from 6,480 feet to 7,170 feet measured depth. Once again, hole problems were encountered while pulling out to log preventing any open hole logs. While performing the clean-out trip for casing the drill pipe became stuck at 6,248 feet. Coiled tubing was run through drill pipe to 7,500 feet and cemented in place. Case hole logs and perforations were accomplished to test several zones within the shallow objective of the Suisun Sands. Gas was flowed to the surface at very low pressures. It was determined that there was insignificant pressure and volume to be economic. The well was plugged and abandoned September 21, 2002. An impairment charge of $1,023,371 was recorded in fiscal 2003 for the acquisition cost and the Company's share of the costs of the initial and side-tract wells on the Basil Project.

The Company has abandoned the prospects in the regional area of San Joaquin.

EL NAYAR PROPERTIES, MEXICO

The El Nayar Properties include the underground Guanajuatillo Mine, La Castellana and Los Limones Properties totalling approximately 6,722 hectares in the State of Nayarit, Mexico. The Company has retained an independent geologist to prepare a geological technical report on the El Nayar Properties. As of the date of this annual report, the preparation of the technical report is ongoing.

The following description of the El Nayar Properties has been provided by MSJ, the optionor.

GEOLOGY

The El Nayar Properties is in an area of extensive alteration and mineralization related to historic mining efforts conducted by the Spanish and, in more modern times, by English and American mining interests. The Guanajuatillo Mine was the first silver and gold mine staked by the Spanish Conquistadores in what is now the State of Nayarit. This historic group of gold-silver deposits is located in the area of intersection of the prolific gold-silver producing belts of the western margin of the Sierra Madre Occidental within a complex sequence of pre-mineral Lower Volcanics capped by post-mineral Upper Volcanics. The immediate mine areas are largely covered by recent ash falls from volcanos located nearby in the NeoVolcanic Belt of Mexico. The mineralization mined by the Spanish occurred within highly oxidized brecciated veins and stockworks containing bonanza grade silver and gold mineralization.

The structural preparation of the rocks in the El Nayar Properties prior to the mineralizing event was intense and can be linked to the fact that this historic mining district lies at the intersection of two regional-scale deformational trends, one NNW, the Sierra Madre of Mexico, and the other WNW, the NeoVolcanic Belt.

Large portions of the known, historic silver-gold deposits were mined for oxidized ores. Management believes there are large areas remaining to be explored using modern exploration techniques to determine the extent of gold and silver oxidized mineralization which management believes are highly amenable to heap leach recovery methods or recovery using standard milling followed by agitation leaching in tanks.

PROPERTY DEVELOPMENT

The El Nayar Properties are without known reserves and the Company's proposed programs will be exploratory in nature. The Company plans to begin an exploration and development program to expand the work of recent exploration programs conducted by other companies. Subject to the results of the Company's initial exploration work, it is anticipated that mine development can be initiated on a fast-track basis given the historical grades mined and the ore grades reported and processed in more recent times.

All work will be conducted under the close supervision of a qualified person, and all assays will be performed by laboratories certified to do sample preparation and analyses with check blind check samples submitted on a routine basis. All ore reserve estimates will be checked by a reputable, independent third party. All further mine development, working capital and mine equipment cost estimates will also have independent third party verification. At this time it is not known if any of the mineralization found in the old stopes and at the surface is amenable to modern heap leaching techniques. Part of the early-stage testing will be checking highly oxidized, ore grade silver and gold mineralization to see if it can be processed using run-of mine ("ROM") leaching of ore. Under ROM leaching, ore is mined and transported to the leach pad without being crushed.

Historical production went from bonanza grade oxidized material to rich sulfide ores processed in a mill in the region. The Company's objective is to restart the mill after sufficient information regarding ore grades remaining in situ or as back fills in the old mines is gathered and analyzed.

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


ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.
--------------------------------------------------------------------------------


The following discussion of the results of operations of the Company for the fiscal years ended May 31, 2003, 2002 and 2001 should be read in conjunction with the consolidated financial statements of the Company and related notes included therein.

The Company's consolidated financial statements are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP except for the differences referred to in Note 12 of the consolidated financial statements of the Company included herein. The noon rate of exchange on December 1, 2003, reported by the United States Federal Reserve Bank of New York, for the conversion of Canadian dollars into United States dollars was CDN$1.2973 (US$0.7708 = CDN$1.00). The effects of inflation and price changes have not had a material impact on the Company's income or net sales revenues during the past three years.

The Company's consolidated financial statements were prepared on a going concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business.

OVERVIEW

Since inception the Company was primarily engaged in the business of exploring for and developing oil and gas prospects. Over the past number of years, the Company's financial and managerial focus had been directed towards the funding and participation in the drilling of exploratory wells on the East Lost Hills, Greater San Joaquin and Regional California Joint Ventures. The outcomes of the projects have been very disappointing. Effective November 30, 2003, the Company determined that it could no longer fund its U.S. subsidiary companies which held these interests. Accordingly, the Company's remaining net investment in the subsidiary companies were written off and the Company ceased to record the activities of the subsidiary companies. As of the date of this annual report, the Company no longer has any petroleum interests.

In fiscal 2002, in an effort to generate operating cash flow, the Company funded the development of proprietary software programs which would use artificial intelligence. The development of these programs were contracted out to arm's-length parties. Although a number of programs were developed and marketed, no revenues materialized. With the lack of operating cash flow from this segment, combined with the Company's lack of financial resources, it has ceased to operate this business. No further expenditures are anticipated.

During the course of fiscal 2003, the Company reviewed its alternatives available to it. It has determined that it needed to restructure its share capital in order to attract additional equity financing. It has completed an initial step whereby it consolidated its share capital on a one new for ten old basis. The Company is also proposing to make an offer to settle approximately CDN$1.8 million of debentures through the issuance of common shares. These debentures mature on January 24, 2004.

In October 2003, the Company also finalized an option agreement, subject to final TSXV approval, whereby it could earn an initial 60% interest in the El Nayar Properties in Mexico. Upon TSXV approval, the Company will become a junior mineral exploration company.

RESULTS OF OPERATIONS

YEAR ENDED MAY 31, 2003 COMPARED TO YEAR ENDED MAY 31, 2002

During fiscal 2003, the Company recorded a loss $6,454,088 ($1.43 per share) compared to a loss of $27,984,522 ($7.69 per share) for the 2002 fiscal year. The primary factor for the results in fiscal 2003 and 2002 was the impairment charges recorded on the Company's petroleum and natural gas interests. During fiscal 2002, the Company recorded a charge of $26,110,753 for depreciation, depletion and impairment, which primarily reflected a significant reduction in the Company's economic reserves resulting from a combination of a significant decrease in estimated proven reserves due to the problems encountered at East Lost Hills, significant drop in oil and gas prices, the impairment charge as a result of the Company's withdrawal from the Greater San Joaquin Joint Venture and unsuccessful drilling results in exploration prospects in Regional California. The $4,550,704 charge for fiscal 2003 for depreciation, depletion and impairment was made for the unsuccessful side-track at the Basil Prospect and the write-off of the Company's remaining net investment in its petroleum and natural gas operations.

Petroleum and natural gas revenues, and production costs during fiscal 2003 are not comparable to fiscal 2002, as production for fiscal 2003 was attributable only to the constrained production at the ELH #1 well. In addition, with the abandonment of its Petroleum Subsidiaries at the end of November 2002, the Company ceased to record its petroleum activities.

General and administrative costs decreased by $277,963, approximately 34% from $816,455 in fiscal 2002 to $538,492 in fiscal 2003. The decrease in general and administrative costs in the 2003 fiscal year occurred primarily due to the reduced operations as a result of the Company's termination of its current petroleum and natural gas operations, reduced financial resources and the closure of the Bakersfield office. All discretionary costs are being reduced or eliminated where possible.

During fiscal 2003, the Company identified a number of business opportunities in the development of certain proprietary software technologies employing "artificial intelligence". The research and development of the proprietary software programs were contracted out to arm's-length parties. During fiscal 2003, $238,938 was expended in relation to this business. To date, the Company has been unable to generate any revenues from these activities. No further expenditures are anticipated to be incurred in this business activity.

Interest expense on long-term debt decreased by $279,126, from $694,244 in fiscal 2002 to $415,118 in fiscal 2003, reflecting the retirement of $2,847,827 of debentures through the issuance of common shares. The interest expense for fiscal 2003 includes $161,710 of bonus interest which was paid to the Company's debenture holders who converted their debentures into common shares of the Company.

Since June 2002, the Company had been investigating possible acquisitions of mineral properties in China and Mongolia. The vendors were ultimately not able to provide satisfactory evidence of title and, in fiscal 2003, the Company
wrote-off   $159,708  of  due   diligence   costs   incurred  on  the   property
investigations.

YEAR ENDED MAY 31, 2002 COMPARED TO YEAR ENDED MAY 31, 2001

During the year ended May 31, 2002, the Company recorded a loss of $27,984,522 ($7.69 per share) compared to a loss of $1,518,858 ($0.48 per share) for the comparable 2001 period.

A number of significant transactions have occurred which affect the comparability of the Company's performance to prior periods. Over the past three years the Company's focus has been on the exploration and development of its East Lost Hills San Joaquin Joint Venture Prospects. Due to this focus, the Company, on March 8, 2001, completed the sale of substantially all of its non-California petroleum and natural gas interests (the "Enserch Properties") to Exco Resources Inc. ("Exco"). Throughout fiscal 2000, and until the sale in March 2001, the Enserch Properties represented substantially all of the Company's producing properties. Production commenced from the ELH#1 on February 6, 2001. Production from the ELH #1 well, during fiscal 2002, was significantly curtailed as a result of water disposal problems. As a result of the production curtailment in ELH #1 and the sale of the Enserch Properties, petroleum and natural gas revenues decreased by 96%, from $5,228,674 during 2001 to $230,624 in 2002. Revenue from oil and liquids production decreased 97% to $57,609 in 2002 from $1,774,758 in 2001. Production of oil and liquids in 2002 decreased 95% to 17,423 MCFE in 2002 from 383,537 MCFE in 2001. The average price received for oil and liquids in 2002 was $3.31/MCFE compared to $4.63/MCFE in 2001, a decrease of 29%. Revenue from natural gas production decreased 97% to $173,015 in 2002 from $5,638,478 in 2001. Natural gas production decreased 94% to 54,931 MCF in 2002 from 925,635 MCF in 2001. The average price received in 2002 was $3.15/MCF, a decrease of 48% from $6.09/MCF in 2001. A significant portion of the Company's fiscal 2001 oil and natural gas production was hedged. These hedges reduced revenues for the year ended May 31, 2001 by $2,180,341.

On an MCFE basis, production costs increased 60%, from $1.45/MCFE in 2001 to $2.32/MCFE in 2002. The depreciation and depletion rate increased 51%, from $1.11/MCFE in 2001 to $1.68/MCFE in 2002, due to unsuccessful exploration results in Regional California and the abandonment of the Company's interest in the San Joaquin Joint Venture. In addition, the Company recorded an impairment of $25,907,079 in 2002 as a result of the ceiling test performed effective May 31, 2002. The impairment charge in 2002 reflects a number of significant developments which occurred. Production at the ELH #1 well was significantly curtailed during 2002 as a result of the lack of adequate water disposal facilities. In addition, there was an inability to demonstrate what production could be, if a water disposal facility was put in place. As a result, the estimated proven reserves at ELH #1 were significantly downgraded based on the production levels at the time. Estimated proved reserves for ELH #1 (assuming success with water disposal facility), discounted at 10%, was $18.1 million at May 31, 2001, compared to $175,000 (based on then current production) at May 31, 2002. During 2002, the Company withdrew from participation in the Greater San Joaquin Joint Venture. The Company had recorded a total of $3,893,186 relating to its costs for the Greater San Joaquin Joint Venture. The Company also participated in the drilling of exploratory wells on four prospects namely, Mica, Sequoia, Paisley and Merlot. Drilling was completed in 2002. These wells were plugged and abandoned. Costs totaling $1,564,927 were incurred relating to these prospects. The ceiling test is a cost recovery test and is not intended to result in an estimate of fair market value.

General and administrative costs decreased by $475,976, approximately 37% from $1,292,431 in 2001 to $816,455 in 2002. The decrease in general and administrative costs in 2002 occurred primarily due to reduction of expenses resulting from the closure of the Tulsa office after the sale of the Enserch Properties to Exco Resources Inc. subsequent to February 28, 2001, reduced office personnel at the Bakersfield office in 2002, and a general decrease of activities due to the Company's reduced financial resources..

During fiscal 2002, the Company identified a number of business opportunities in the development of certain proprietary software technologies employing "artificial intelligence". The research, development and marketing of the proprietary software programs were contracted out to arm's-length parties. A total of $505,827 was expended in 2002 relating to this business. The Company determined that, as at May 31, 2002, these activities did not satisfy all of the criteria required under Canadian generally accepted accounting principles for deferment and charged the costs to operations.

During fiscal 2002, the Company recorded a $575,000 write-down of its investment in Trimark Energy Ltd. ("Trimark") in recognition of a decline in the value of the Trimark shares. A further $125,000 write-down was made in fiscal 2002 for other investments. In fiscal 2001, the Company recorded an initial write-down of $956,253 relating to its investment in Trimark.

Interest expense on long-term debt decreased by $786,047, approximately 53% from $1,480,291 in fiscal 2001 to $694,244 in fiscal 2002, reflecting the decrease in long-term debt during fiscal 2001 on the retirement of the balance of the Bank One credit facility.

During fiscal 2002, the Company recorded $2,177,765 in expenditures on its petroleum interests compared to $8,332,486 in 2001. Additions recorded for fiscal 2002 comprised of $1,399,385 on the East Lost Hills Project and $778,380 for the exploration of the Regional California Prospects. Overall, the level of capital expenditures in fiscal 2002 decreased as a result of the lack of progress at East Lost Hills and the resulting negative impact on the Company's ability to raise financing to continue funding of its share of costs. As at result, in May 2002, the Company concluded an agreement on the ongoing evaluation of the ELH #4 and #9 wells, whereby the funding participants have assumed all of the unpaid amounts and future costs in completing evaluation of these wells. Unpaid billings for the ELH #4 and #9 wells at the time of the agreement totalled $4,868,716, of which $713,674 was billed and had been recorded as accounts payable at May 31, 2001. During fiscal 2002, the Company reversed the $713,674, with an offsetting credit to petroleum and natural gas interests.

LIQUIDITY AND CAPITAL RESOURCES

As at May 31, 2003, the Company had a working capital deficiency of $1,097,521, which included $1,248,093 of debentures which become due in January 2004. See "Item 6. Directors, Senior Management and Employees - Share Ownership - Other Convertible Securities - Debentures." The Company has sought the debenture holders' consents to settlement of all their outstanding debt via common shares. A formal proposal has not been made but the Company has been conducting ongoing correspondence with the debenture holders. The Company is currently not generating cash flow from its operations to meet ongoing corporate overhead and to discharge its liabilities as they come due. In addition, on October 1, 2003, the Company entered into an agreement to acquire the El Nayar Properties in Mexico. See "Item 4. Information on the Company - Business Overview - Properties
- El Nayar Properties, Mexico." The exploration of the concessions will require significant funds. On November 25, 2003, the Company completed a private placement financing of 4,030,000 units, at CDN $0.10 per unit, for CDN $403,000. The Company has also announced that it has arranged, subject to TSXV approval, to conduct a private placement financing of up to 750,000 units at CDN $0.20 per unit, to raise up to CDN $150,000. These funds will be used for working capital purposes and due diligence costs to be incurred on the El Nayar Project. If the Company decides to proceed with exploration on the proposed El Nayar Properties, the Company, most likely, will need to issue additional shares to finance its proposed activities; however, there are no assurances that any such financings will be approved or completed.

The Company holds its cash and cash equivalents primarily in Canadian currency. The Company will also hold a portion of its funds in U.S. currency as required to fund its exploration programs.

RESEARCH AND DEVELOPMENT

During fiscal 2001, 2002 and 2003, the Company incurred $8.3 million , $2.2 million and $430,000 respectively, on the acquisition, exploration and development of its petroleum interests. During fiscal 2002 and 2003, the Company also incurred $506,000 and $239,000, respectively, on research, development and marketing costs related to the development of its software programs.


ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.
--------------------------------------------------------------------------------

DIRECTORS AND SENIOR MANAGEMENT

The names, positions held with the Company and terms of office of each director and officer of the Company as of the date of this annual report, are as follows:

                           Position                            Term of Office
Name                    with the Company                  (for each office held)
---------------         -----------------------            --------------------
NICK DEMARE(1)          Interim President                   July/03 to present
                        Chief Executive Officer             July/03 to present
                        Director                            Oct/89 to present

WILLIAM LEE(1)          Director                            Sept/95 to present

ANDREW CARTER(1)        Director                            July/03 to present

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

NICK DEMARE (AGE 49), DIRECTOR, INTERIM PRESIDENT AND CHIEF EXECUTIVE OFFICER

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

WILLIAM LEE (AGE 50), DIRECTOR

Mr. Lee holds a Bachelor of Commerce degree from the University of British Columbia and is a member in good standing of the Institute of Chartered Accountants of British Columbia. He has been a financial officer or controller of several public and private companies since 1986 and, prior, thereto, was a Senior Audit Manager at Deloitte & Touche. Prior to March, 1995, Mr. Lee was employed as the Chief Financial Officer of Sanctuary Woods Multimedia Corp. From March 1995 to June 1996, Mr. Lee was employed as the Chief Financial Officer of Wildwood Interactive

Inc. Since June, 1996, Mr. Lee has been employed as the Chief Financial Officer of IMA Exploration Inc., a public company engaged in the exploration of mineral properties. Mr. Lee currently serves as an officer and director of other public reporting companies. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest."

ANDREW CARTER (AGE 56), DIRECTOR

Mr. Carter obtained a certificate in accounting from the Principal Midland College of TAFE (Western Australia) in 1987. Since 1992, Mr. Carter has been a member of the Australian Institute of Credit Management. Mr. Carter has an extensive background, initially in the mining industry and then as a commercial financial executive. During the 1970's, Mr. Carter was involved in the mining industry, where he managed exploration crews in the Leonora and Kimberly regions in Western Australia. He subsequently changed professions and, in 1988, was appointed Chief Executive of RAC Finance Limited, the largest non-bank owned commercial financier in Western Australia. During this time, he was appointed Chairman and Director of Australian Finance Conference Limited and represented the industry as a panel member of the Commercial Tribunal for Western Australia. In 1999, Mr. Carter relocated to Vancouver where he has been providing services as an independent corporate consultant. Mr. Carter currently serves as an officer and director of other public reporting companies. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest".

HARVEY LIM (AGE 45), CORPORATE SECRETARY

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

COMPENSATION

During the fiscal year ended May 31, 2003, the current and former directors and officers of the Company, as a group, had received or charged the Company a total of $210,661 for services rendered by the directors and officers or companies owned by the individuals.

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

EXECUTIVE COMPENSATION

During the fiscal year ended May 31, 2002, the Company had one Named Executive Officer, Donald W. Busby, the Company's former Chairman and Chief Executive
Officer. Mr. Busby resigned as a director and the Chairman and Chief Executive Officer on July 4, 2003. The table below sets forth the compensation of the Named Executive Officer:

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
Donald W. Busby,       2003       Nil          Nil        Nil             Nil             Nil          Nil        122,049 (1)
former Chairman        2002       Nil          Nil        Nil           40,000            Nil          Nil         99,438
and Chief              2001       Nil          Nil        Nil           35,000            Nil          Nil        103,342
Executive Officer


(1) $120,000 paid to Boone Petroleum Inc. ("Boone"), a private company owned by Mr. Busby for consulting services and $2,049 for health premiums paid.

LONG TERM INCENTIVE PLAN AWARDS

Long term incentive plan awards ("LTIP") means "any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one financial year whether performance is measured by reference to financial performance of the Company or an affiliate, or the price of the Company's shares but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units". The Company has not granted any LTIP's to the Named Executive Officer or the directors during the fiscal year ended May 31, 2003.

STOCK APPRECIATION RIGHTS

Stock appreciation rights ("SAR's") means a right, granted by the Company or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Company's shares. No SAR's were granted to or exercised by the Named Executive Officer or the directors during the past fiscal year ended May 31, 2003.

OPTION GRANTS IN LAST FISCAL YEAR

The Company did not grant options to the Named Executive Officer during the past fiscal year ended May 31, 2003.

OPTIONS EXERCISED IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

The following table sets forth details of all exercises of options during the past fiscal year ended May 31, 2003 and the value of unexercised options on an aggregated basis as at May 31, 2003:
                                                                    Value of
                                                                  Unexercised
                                                Unexercised       In-the-Money
                                                 Options at         Options
                                                  Fiscal            at Fiscal
                                                 Year-End           Year-End
                    Securities    Aggregate       (#)(3)          (CDN$)(3)(4)
                   Acquired on      Value
                    Exercise      Realized      Exercisable/       Exercisable/
Name                 (#)(1)       (CDN$)(2)    Unexercisable      Unexercisable
---------------    -----------    ---------    -------------      -------------
Donald W. Busby        Nil           N/A        75,000/Nil           Nil/Nil

NOTES:

(1)  Number of common shares acquired on the exercise of options.
(2) Calculated using the difference between the closing price on the TSXV on the date of exercise and the exercise price of the options.

(3) As freestanding SARs have not been granted, the number of common shares relate solely to the options.
(4) Value using the closing price of the common shares on the TSXV on May 31, 2003 of CDN$0.14 per share, less the exercise price of the options.

PENSION PLANS

The Company does not provide retirement benefits for its directors or Named Executive Officer.

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

During the fiscal year ended May 31, 2003, Mr. Donald W. Busby received consulting fees from the Company of $120,000 paid directly to Boone, a private company which is wholly-owned by Mr. Busby. Boone provided marketing and financial management services to the Company. The Company also paid Mr. Busby's health insurance premiums of $2,049. Mr. Busby ceased to receive consulting fees from the Company upon his resignation on July 4, 2003.

During the fiscal year ended May 31, 2003, the Company and its subsidiaries did not have any contracts with its directors which would provide for benefits upon termination of employment.

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

COMPENSATION OF DIRECTORS

The Company did not grant options to the directors who are not Named Executive Officers during the past fiscal year ended May 31, 2003.

The following table sets forth details of all exercises of options during the past fiscal year ended May 31, 2003 by the directors who are not the Named Executive Officers and the value of unexercised options on an aggregated basis as at May 31, 2003:
                                                                    Value of
                                                                  Unexercised
                                                Unexercised       In-the-Money
                                                 Options at         Options
                                                  Fiscal            at Fiscal
                                                 Year-End           Year-End
                    Securities    Aggregate       (#)(3)          (CDN$)(3)(4)
                   Acquired on      Value
                    Exercise      Realized      Exercisable/       Exercisable/
Name                 (#)(1)       (CDN$)(2)    Unexercisable      Unexercisable
---------------    -----------    ---------    -------------      -------------
Nick DeMare            Nil           N/A        31,400/Nil           Nil/Nil
William Lee            Nil           N/A        11,500/Nil           Nil/Nil


NOTES:

(1)  Number of common shares acquired on the exercise of options.
(2) Calculated using the difference between the closing price on theTSXV on the date of exercise and the exercise price of the options.

(3) As freestanding SARs have not been granted, the number of common shares relate solely to the options.
(4) Value using the closing price of common shares on the TSXV on May 31, 2003 of CDN$0.14 per share, less the exercise prices of the options.

During the fiscal year ended May 31, 2003, Chase, a private company which is indirectly wholly-owned by Mr. Nick DeMare, was paid CDN$113,475. Chase provides management, administrative and accounting services to the Company. The Company also paid CDN$6,500 to DNG Capital Corp. ("DNG"), a private company owned by Mr. DeMare, for professional services provided. The Company also paid CDN$4,500 to Mr. William Lee for directors' fees.

EMPLOYMENT AGREEMENTS

The Company has an arrangement with Chase, a company owned by Mr. DeMare, whereby the Company pays Chase CDN $3,000 per month, for accounting, administrative, professional and management services provided to the Company. In addition, the Company may engage Chase to perform extra services in which case Chase will charge the Company for its employees at competitive rates. Commencing July, 2003, the Company is also paying Mr. DeMare CDN $3,000 per month in his capacity as interim President of the Company.

BOARD PRACTICES

AUDIT COMMITTEE

The Company's Audit Committee must be comprised of at least three directors, the majority of whom are not employees, control persons or members of management of the Company or any of its associates or affiliates. The board of directors of the Company, after each annual shareholders' meeting must appoint or re-appoint an audit committee. As of the date of this annual report, the members of the audit committee were Mr. DeMare, Mr. Carter and Mr. Lee.

The Audit Committee must review the annual financial statements of the Company before they are approved by the board of directors of the Company. The board of directors of the Company must review, and if considered appropriate, approve the annual financial statements of the Company before presentation to the shareholders of the Company.

REMUNERATION COMMITTEE

The Company does not have a separate Remuneration Committee.

EMPLOYEES

As of May 31, 2003, the Company had no full-time employees in the area of management and administration. As at May 31, 2002, there were no full-time employees in the area of management and administration compared with 3 full-time employees as at May 31, 2001. Exploration activities will be conducted by consultants, laborers and technicians hired for the duration of the exploration program. Mr. DeMare provides his time as required by the Company's activities.

SHARE OWNERSHIP

The following table sets forth certain information regarding ownership of the Company's shares by the Company's officers and directors as of December 1, 2003.

                                               Shares and
                                                 Rights
                                              Beneficially
Title                                           Owned or            Percent
of Class        Name and Address of Owner     Controlled (1)      of Class (1)
------------    -------------------------     --------------      ------------

Common Stock    Nick DeMare                    298,212(2)(3)          3.08 %
                Burnaby, British Columbia

Common Stock    William Lee                      1,500                0.02 %
                Delta, British Columbia

                                               Shares and
                                                 Rights
                                              Beneficially
Title                                           Owned or            Percent
of Class        Name and Address of Owner     Controlled (1)      of Class (1)
------------    -------------------------     --------------      ------------

Common Stock    Andrew Carter                       Nil                N/A
                North Vancouver,
                British Columbia

Common Stock    Harvey Lim                          Nil                N/A
                Burnaby, British Columbia

(1) Where persons listed on this table have the right to obtain additional shares of common stock through the exercise of outstanding options or warrants or through the conversion of debentures, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person. Based on 9,558,981 shares of common stock outstanding as of December 1, 2003.
(2) Includes 48,312 common shares held by DNG Capital Corp. ("DNG"), a private company wholly-owned by Mr. DeMare and 114,500 shares held by 888 Capital Corp. ("888")a private company 50% owned by Mr. DeMare.
(3) Includes warrants held directly to acquire 29,150 common shares, warrants held by DNG to acquire an additional 100,000 common shares and warrants held by 888 to acquire 6,250 common shares.

STOCK OPTIONS

The Company has a rolling stock option plan (the "Plan"), which makes a total of 10% of the issued and outstanding shares of the Company available for issuance thereunder. In accordance with the policies of the TSXV, a rolling plan, which is the type of plan the Company has adopted, requires the approval of the shareholders of the Company on an annual basis. The Company's Plan was re-approved by the shareholders at the last annual general meeting held in November 2003.

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

The Plan provides that it is solely within the discretion of the Board to determine who should receive options and in what amounts. The Board of Directors of the Company (the "Board") may issue a majority of the options to insiders of the Company. However, the Plan provides that in no case will the Plan or any existing share compensation arrangement of the Company result, at any time, in the issuance to any option holder, within a one year period, of a number of shares exceeding 5% of the Company's issued and outstanding share capital.

The following information is intended to be a brief description of the Plan and is qualified in its entirety by the full text of the Plan which is available from the Company and is filed as an exhibit to this report:

1. The maximum number of common shares that may be issued upon exercise of stock options granted under the Plan will be that number of Shares which is 10% of the issued and outstanding shares of the Company. The exercise price of the stock options, as determined by the Board in its sole discretion, shall not be less than the closing price of the Company's shares traded through the facilities of the TSXV on the date prior to the date of grant, less allowable discounts, in accordance with the policies of the TSXV or, if the shares are no longer listed for trading on the TSXV, then such other exchange or quotation system on which the shares are listed and quoted for trading.

2. The Board will not grant options to any one person which will, when exercised, exceed 5% of the issued and outstanding shares of the Company.

3. Upon expiry of the option, or in the event an option is otherwise terminated for any reason, without having been exercised in full, the number of shares in respect of the expired or terminated option shall again be available for the purposes of the Plan. All options granted under the Plan may not have an expiry date exceeding ten years, as long as the Company is classified as a Tier I company, or five years, as long as the Company is classified as a Tier II company, from the date on which the Board grant and announce the granting of the option.

4. If the option holder ceases to be a director of the Company or ceases to be employed by the Company (other than by reason of death), as the case may be, then the option granted must expire within 30 days following the date that the option holder ceases to be a director or ceases to be employed by the Company, subject to the terms and conditions set out in the Plan.

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

As of December 1, 2003, the Company had no incentive stock options outstanding to purchase shares of the Company's common stock.

WARRANTS

As of December 1, 2003, there were non-transferable common share purchase warrants exercisable for the purchase of 4,470,025 common shares, which expire at various times until November 25, 2005 and may be exercised at various prices ranging from CDN $0.14 per share to CDN $18.88 per share, as follows:

COMMON SHARES ISSUABLE        EXERCISE PRICE/SHARE
ON EXERCISE OF WARRANTS               CDN$                       EXPIRY

      226,000                        13.50                    December 18,2003
        3,500                        14.80                    December 7, 2003
       26,875                        13.50                    January 24, 2004
       83,650                        18.80                    July 6, 2004
    4,130,000                         0.14                    November 25, 2005
    ---------
    4,470,025
    =========

As of December 1, 2003, the directors and officers of the Company, as a group (4 persons), held warrants to purchase 135,400 shares of the Company's common stock.

OTHER CONVERTIBLE SECURITIES

DEBENTURES

In fiscal 2001, the Company issued $2,163,000 Series A and CDN $1,500,000 Series B debentures (the "10% Debentures"). An aggregate of $300,000 principal amount of Series A were issued to the Donald W. Busby 1999 Irrevocable Trust (the "Busby Trust") which Mr. Donald W. Busby, a former officer and director of the Company, is the settlor, an aggregate of $450,000 principal amount of Series A were issued to Boone Petroleum Inc. ("Boone"), a private company wholly-owned by Mr. Busby and an aggregate of $263,000 principal amount of Series A were issued to DNG, a private company owned by Mr. Nick DeMare, a director of the Company. The 10% Debentures bear interest at 10% per annum, payable quarterly, and mature on January 24, 2004. The 10% Debentures are convertible, at the option of the holders, into common shares of the Company at CDN$15.60 per share on or before January 24, 2004.

During the year ended May 31, 2002, the Company amended the terms of its debentures, such that, for a limited period, the debenture holders would be able to convert their debentures into common shares of the Company at a price of CDN$5.00 per share (the "Conversion Price"). In addition, in order to encourage the debenture holders to convert the debentures when the common shares of the Company were trading at a price significantly below the Conversion Price, the Company paid, as a bonus, interest on the converted debentures from the last interest payment date through

December 31, 2002. Holders of $1,569,251 Series A and CDN$900,000 Series B of the 10% Debentures elected to convert their debentures and the Company issued 876,150 common shares and paid $161,750 interest.

As of December 1, 2003, $870,000 principal amount of Series A and CDN$600,000 principal amount of Series B remain outstanding, of which $100,000 principal amount of Series A is held by Boone.


ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.
--------------------------------------------------------------------------------


PRINCIPAL HOLDERS OF VOTING SECURITIES

The following table sets forth certain information regarding ownership of the Company's shares by the Company's officers and directors as a group, as well as all persons who own greater than five percent (5%) of the Company's outstanding shares, as of December 31, 2003.


                                                  Shares and
                                                    Rights
                                                 Beneficially
Title                                              Owned or           Percent
of Class        Name and Address of Owner        Controlled (1)     of Class (1)
------------    -------------------------        --------------     ------------

Common Stock    Bristol Investment Fund, Ltd.     1,253,250(2)         12.30%
                Grand Cayman, Cayman, Islands

Common Stock    The MacLachlan Investments          980,000(3)          9.75%
                Corporation
                Vancouver, British Columbia

Common Stock    Officers & Directors,               299,712(6)(7)       3.09%
                as a group (4 persons)

(1) Where persons listed on this table have the right to obtain additional shares of common stock through the exercise of outstanding options or warrants or through the conversion of debentures, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person. Based on 9,558,981 shares of common stock outstanding as of December 1, 2003.
(2) Includes warrants held by Bristol Investment Fund, Ltd. to acquire an additional 626,625 common shares.
(3) Includes warrants held by the Maclachlan Investments Corporation to acquire an additional 490,000 common shares.

None of the Company's principal shareholders have different voting rights than any of the Company's other common shareholders.

CHANGES IN SHAREHOLDINGS

Since October 31, 2002, Mr. Donald Busby's beneficial ownership has declined from 18.3% of the Company's issued and outstanding shares to less than 5% of the Company's issued and outstanding shares at December 31, 2003. The decrease in Mr. Busby's beneficial ownership is attributable to sales of shares by Mr. Busby, dilution due to shares issued by the Company, and the expiration of options held by Mr. Busby.

On November 25, 2003, Bristol Investment Fund, Ltd. ("Bristol") acquired 626,625 Units at a price of CDN $0.10 per Unit. Each Unit consisted of one share of the Company's Company's common stock and one warrant to purchase one additional share of the Company's common stock. Each warrant is exercisable at any time until November 25, 2005 at a price of CDN $0.14. As a result of the acquisition of the Units, Bristol became the beneficial owner of 1,253,250 shares (12.3% as of December 1, 2003) of the Company's common stock, based upon its ownership of 626,625 common shares and warrants to acquire an additional 626,625 common shares.

On November 25, 2003, MacLachlan Investments Corporation ("MacLachlan") acquired 490,000 Units at a price of CDN $0.10 per Unit. Each Unit consisted of one share of the Company's Company's common stock and one warrant to purchase one additional share of the Company's common stock. Each warrant is exercisable at any time until

November 25, 2005 at a price of CDN $0.14. As a result of the acquisition of the Units, MacLachlan became the beneficial owner of 980,000 shares (9.75% as of December 1, 2003) of the Company's common stock, based upon its ownership of 490,000 common shares and warrants to acquire an additional 490,000 common shares.

CHANGE OF CONTROL

As of the date of this annual report, there are no arrangements known to the Company which may at a subsequent date result in a change of control of the Company.

UNITED STATES SHAREHOLDERS

As of December 1, 2003, there were approximately 769 registered holders of the Company's common shares in the United States, with combined holdings of 652,273 shares, representing 6.82% of the issued shares of the Company.

CONTROL BY FOREIGN GOVERNMENT OR OTHER PERSONS

To the best of the Company's knowledge, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person.

RELATED PARTY TRANSACTIONS

Other than as disclosed below, for the year ended May 31, 2003 and the period from June 1, 2003 to December 1, 2003, the Company has not entered into any transactions or loans between the Company and any (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individuals' family; (d) key management personnel and close members of such individuals' families; or (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or
(d) or over which such a person is able to exercise significant influence.

1. The Company had retained Boone, a private company wholly-owned by Donald Busby, the former Chairman, Chief Executive Officer and a former director of the Company, to provide marketing, consulting and management services. See "Item 6. Directors, Senior Management and Employees - Compensation." In consideration therefor, Boone was paid a monthly fee of $7,000 and out-of-pocket disbursements incurred by Boone on behalf of the Company. Management believes the arrangement with Boone was fair to the Company. During the year ended May 31, 2003, the Company paid Boone $120,000, comprising of $84,000 for services provided pursuant to the arrangement and $36,000 for reimbursement of expenses. During the period from June 1, 2003 to December 1, 2003, the Company paid Boone $7,000 for the services of Mr. Busby until his resignation as Chairman, Chief Financial Officer and director of the Company on July 4, 2003.

2. The Company has retained Chase, a company wholly-owned by Mr. Nick DeMare, the interim President and Chief Executive Officer and a director of the Company, to provide office premises, administrative, accounting and management services. In consideration therefor, Chase was paid a monthly fee of CDN$8,000 until April 30, 2003 and CDN $3,000 afterwards. Chase is also reimbursed for out-of-pocket disbursements incurred on behalf of the Company. In addition, Chase also provides the Company additional services which are billed at rates which Chase charges to unrelated third parties. Management believes the arrangement with Chase is fair to the Company and similar to terms which could be obtained from unrelated third parties. During the year ended May 31, 2003 and the period from June 1, 2003 to December 1, 2003, the Company paid Chase CDN $113,475 and CDN $18,835, respectively.

3. Commencing July 4, 2003, the Company paid Chase a monthly fee of CDN $3,000 for the services of Mr. Nick DeMare in his capacity as the interim President and Chief Executive Officer of the Company. Management believes the arrangement with Chase for Mr. DeMare's services is fair to the Company. During the period from June 1, 2003 to December 1, 2003, the Company paid Chase CDN $15,000 for these services.

4. During the year ended May 31, 2003, the Company paid DNG Capital Corp. ("DNG Capital"), a company wholly-owned by Mr. DeMare, $11,262 for professional service provided by DNG Capital. Management believes the payments to DNG Capital are fair to the Company and similar to terms which could be obtained from unrelated third parties. No payments were made to DNG Capital during the period from June 1, 2003 to December 1, 2003.

INDEBTEDNESS OF DIRECTORS, OFFICERS, PROMOTERS AND OTHER MANAGEMENT

During the fiscal year ended May 31, 2000, the Company provided a relocation loan of $125,000 to Mr. Busby to assist him in relocating to Bakersfield, California from Conifer, Colorado. The loan originally bore interest at 5% per annum, compounded monthly, and was to mature on March 27, 2002. During the year ended May 31, 2002, the Company agreed to extend the term of the loan to January 24, 2004. In addition, the loan now bears interest at 10% per annum, payable quarterly. During the year ended May 31, 2002, $25,000 of principal was repaid to the Company. Interest income of $10,000 was received for the year ended May 31, 2003. As of December 1, 2003, $100,000 principal remained outstanding.

Other than as described above during the fiscal year ended May 31, 2003, none of the directors, officers, promoters or other members of management or their associates or affiliates of the Company was indebted to the Company.

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

The following table identifies the name of each director of the Company and any company, which is a reporting issuer in Canada or the United States, for which such director currently serves as an officer or director:



PRINCIPAL            REPORTING COMPANY                    CAPACITY                           PERIOD
---------------      -----------------------              ----------------------             ------------------------

Nick DeMare          Aguila American Resources Ltd.       Director                           January 2003 - present
                     Aladdin Resources Corp.              Director & President               August 2003 - present
                     Andean American Mining Corp.         Director                           August 2002- present
                                                          Secretary                          December 1995 - present
                     California Exploration Ltd.          Director                           October 2002 - present
                     Dial Thru International Inc.         Director                           January 1991 - present
                     GGL Diamond Corp.                    Director                           May 1989 - present
                     Global Energy Inc.                   Director & President               September 2002 - present
                     Golden Peaks Resources Ltd.          Director                           January 1992 - present
                     Goldmarca Limited                    Director                           September 2000 - present
                     Kookaburra Resources Ltd.            Director                           June 1988 - present
                     Lariat Resources Ltd.                Director & President               August 2002 - present
                     North American Oil & Gas Inc.        Director, Secretary & Treasurer    June 2001 - present
                     Medina International Corp.           Director, Secretary & Treasurer    May 2002 - present
                     Trimark Energy Ltd.                  Director                           January 1996 - present
                     Tinka Resources Limited              Director & Secretary               October 2003 - present
                     Tumi Resources Limited               Director                           January 2000 - present

William Lee          Aladdin Resources Corp.              Director                           January 2001 - present
                     IMA Exploration Inc.                 Director                           June 1996 to present
                     Tinka Resources Limited              Director                           October 2002 - present



PRINCIPAL            REPORTING COMPANY                    CAPACITY                           PERIOD
---------------      -----------------------              ----------------------             ------------------------

Andrew Carter        California Exploration Ltd.          Director                           September 2003 - present
                     Tinka Resources Ltd.                 Director, President & CEO          February 2003 - present

Harvey Lim           Aladdin Resources Corp.              Director & Secretary               October 2003 - present
                     California Exploration Ltd.          Director & Secretary               September 2003 - present
                     Medina International Corp.           Director                           May 2002 - present
                     Trimark Energy Ltd.                  Secretary                          December 1988 - present
                     Tumi Resources Limited               Director                           January 2000 - present



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


ITEM 8.  FINANCIAL INFORMATION.
--------------------------------------------------------------------------------

FINANCIAL STATEMENTS                                                        PAGE

Audited Consolidated Financial Statements
for the Years Ended May 31, 2003, 2002 and 2001                             F-1

SIGNIFICANT CHANGES

On October 1, 2003, the Company entered into an option agreement to earn an interest in the El Nayar Properties in Mexico. See "Item 4. Information on the Company. Properties - El Nayar Properties, Mexico".

In November 2003, the Company completed a private placement financing of 4,030,000 units for CDN $403,000.

DIVIDEND POLICY

The Company has not paid any dividends on its common shares and does not intend to pay dividends on its common shares in the immediate future. Any decision to pay dividends on its common shares in the future will be made by the board of directors on the Company on the basis of earnings, financial requirements and other such conditions that may exist at that time.

LEGAL PROCEEDINGS

The Company knows of no material, active or pending legal proceedings against it; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The Company knows of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

ITEM 9.  THE OFFER AND LISTING.
--------------------------------------------------------------------------------

PRICE HISTORY

The TSXV classifies listed companies into two different tiers based on standards, including historical financial performance, stage of development, and financial resources. Tier I is the TSXV's premier tier and is reserved for the TSXV's most advanced issuers with the most significant financial resources. Tier I issuers benefit from decreased filing requirements and improved service standards. The majority of companies listed on the TSXV are Tier II companies. The Company is classified as a Tier I company and trades on the TSXV under the symbol "HPM". On December 30, 2002, the Company reflected a consolidation of its share capital on a one new for ten old basis. As of the date of this annual report, the Company believes that it no longer meets the maintenance requirements of a Tier I classification. However, it has not yet been reclassified by the TSXV into a Tier II company.

The following tables set forth, reflecting the share consolidation, the market price ranges and the aggregate volume of trading of the common shares of the Company on the TSXV for the periods indicated:

                   TSX VENTURE EXCHANGE STOCK TRADING ACTIVITY

                                                        SALES PRICE (CDN $)
                                                    ---------------------------
YEAR ENDED                     VOLUME               HIGH                    LOW

May 31, 2003                 1,596,791              $ 4.20               $ 0.09
May 31, 2002                 2,467,607              $17.10               $ 1.40
May 31, 2001                 5,723,110              $42.50               $10.00
May 31, 2000                 6,085,660              $56.00               $12.00
May 31, 1999                 1,966,200              $51.00               $18.00


                                                        SALES PRICE (CDN $)
                                                    ---------------------------
QUARTER ENDED                  VOLUME               HIGH                   LOW

November 30, 2003            1,102,994              $ 0.30               $ 0.05
August 31, 2003                233,455              $ 0.14               $ 0.05
May 31, 2003                   341,106              $ 0.17               $ 0.09
February 28, 2003              427,238              $ 0.60               $ 0.15
November 30, 2002              482,897              $ 2.10               $ 0.30
August 31, 2002                345,550              $ 4.20               $ 1.60
May 31, 2002                   441,531              $ 3.70               $ 1.40
February 28, 2002              454,854              $ 5.20               $ 2.60
November 30, 2001              863,415              $ 7.20               $ 2.50
August 31, 2001                707,808              $17.10               $ 4.30



                                                        SALES PRICE (CDN $)
                                                    ---------------------------
MONTH ENDED                    VOLUME               HIGH                    LOW

November 30, 2003              353,185              $0.27                 $0.17
October 31, 2003               375,051              $0.30                 $0.10
September 30, 2003             374,758              $0.12                 $0.06
August 31, 2003                 49,084              $0.10                 $0.05
July 31, 2003                   77,929              $0.13                 $0.06
June 30, 2003                  106,442              $0.14                 $0.08

On February 7, 2001, the Company's common shares were approved for quotation on the Over-the-Counter Bulletin Board system (the "OTC-BB") operated by the National Association of Securities Dealers under the symbol "HPMPF". The following tables set forth, reflecting the share consolidation, the market price ranges and the aggregate volume of trading of the common shares of the Company on the OTC-BB for the periods indicated:

                             OTC-BB TRADING ACTIVITY

                                                        SALES PRICE (US $)
                                                    ---------------------------
YEAR ENDED                     VOLUME               HIGH                    LOW

May 31, 2003                   291,004               $2.90                $0.11
May 31, 2002                   842,020              $10.90                $1.00
May 31, 2001(1)                248,840              $10.90                $3.20

(1)  Period from February 7, 2001 through February 28, 2001


                                                        SALES PRICE (US $)
                                                    ---------------------------
QUARTER ENDED                  VOLUME               HIGH                   LOW

November 30, 2003              100,307               $0.15                $0.12
August 31, 2003                  3,024               $0.06                $0.05
May 31, 2003                    94,719               $0.10                $0.06
February 28, 2003               39,775               $0.35                $0.11
November 30, 2002               63,090               $1.45                $0.20
August 31, 2002                 93,420               $2.90                $1.00
May 31, 2002                   142,460               $2.30                $1.00
February 28, 2002              201,560               $3.00                $1.60
November 30, 2001              291,300               $3.80                $1.60
August 31, 2001                173,570              $10.90                $3.20


                                                        SALES PRICE (US $)
                                                    ---------------------------
MONTH ENDED                    VOLUME               HIGH                    LOW

November 30, 2003               21,850               $0.15                $0.12
October 31, 2003                74,900               $0.21                $0.15
September 30, 2003               3,557               $0.05                $0.05
August 31, 2003                    734               $0.05                $0.05
July 31, 2003                    1,466               $0.06                $0.05
June 30, 2003                      824               $0.06                $0.06

These above quotations reflect inter-dealer prices without retail mark-up, markdown, or commissions and may not necessarily represent actual transactions.

The OTC-BB is smaller and less liquid than the major securities markets in the United States. The trading volume of the Company's shares on the OTC-BB has been volatile. Consequently, shareholders in the United States may not be able to sell their shares at the time and at the price they desire.


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

A. DIRECTOR'S POWER TO VOTE ON A PROPOSAL, ARRANGEMENT OR CONTRACT IN WHICH THE DIRECTOR IS MATERIALLY INTERESTED.

     A director or officer who is a party to, or who is a director or officer of or has a material interest in any person who is a party to, a material contract or proposed material contract must disclose the nature and extent of his interest in accordance with the Yukon Act. A director who holds such material interest may not vote on the transaction but will be counted in the quorum present at the meeting at which such vote is taken. A director that is a party to a material contract or proposed material contract cannot vote on any resolution to approve the contract unless the contract is:

     1. an arrangement by way of security for money lent to or obligations undertaken by a director, or by a body corporate in which a director has an interest, for the benefit of the Company or an affiliate;

     2. a contract relating primarily to a director's remuneration as a director, officer, employee or agent of the Company or an affiliate;

     3. a contract for purchasing and maintaining insurance to cover directors against liability incurred by them as directors as specified under the Yukon Act;

     4. a contract for the indemnification of a director by the Company as specified under the Yukon Act; or

     5.   a contract with an affiliate.

B. DIRECTORS' POWER, IN THE ABSENCE OF AN INDEPENDENT QUORUM, TO VOTE COMPENSATION TO THEMSELVES OR ANY MEMBERS OF THEIR BODY.

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

Of the Company's unlimited share capital, a total of 9,558,981 common shares were issued and outstanding as of December 1, 2003. All of the common shares of the Company rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and the entitlement of dividends. The holders of the common shares are entitled to receive notice of all shareholder meetings and to attend and vote at such meetings. The directors of the Company do not stand for re-election at staggered intervals. Shareholders are not entitled to cumulative voting. Each common share carries with it the right to one vote. The common shares do not have preemptive or conversion rights. In addition, there are no sinking fund or redemption provisions applicable to the common shares.

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

Neither the Articles of Continuance nor the Bylaws of the Company have any limitations on non-resident or foreign ownership or voting of the Company's common shares.

The Yukon Act provides that the rights and provisions attached to any class of shares may not be amended unless consented to by a separate resolution passed by a majority of not less than 2/3 of the votes cast, in person or by proxy, by holders of shares of that class.

SHAREHOLDER MEETINGS

The Company's first annual general meeting must take place within eighteen months of the date of its incorporation and thereafter an annual general meeting will be held not later than fifteen months from its last meeting of shareholders, at such time and place as may be determined by the directors. The annual meeting shall be held at such time in each year as determined by the board of directors, the Chairman of the board of directors, or the president of the Company. Special meetings may be called by the board of directors, the Chairman of the board of directors, the managing director or the president at any time. Shareholder meetings may be held outside of the Yukon Territory in such other place or places as the directors may determine from time to time.

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

MATERIAL CONTRACTS

The following are material contracts entered into by the Company during the two years preceding the date of this annual report:

1. 10% Convertible Debentures. See "Item 6. Directors, Senior Management and Employees - Other Convertible Securities - Debentures."

2. Heads of Agreement by and among Hilton Petroleum Ltd. and Logistic Resources Ltd., Delta Rich Resources Ltd., Equity World Resources, Wing Hong Ng, Terry Wong and Anthony C.Y. Chow dated June 24, 2002. See"Item 4. Information on the Company - Business Overview - Properties - China and Mongolia Properties."

3. Agreement between Berkley Petroleum, Inc., Hilton Petroleum, Inc., Trimark Resources Inc., STB Energy, Inc. and KOB Energy, Inc., dated June 10, 2002. See "Item 4. Information on the Company - Business Overview," "Item 4. Information on the Company - Business Overview - Properties - East Lost Hills Joint Venture and San Joaquin Joint Venture, California" and "Item 4. Information on the Company - Principal Properties - Petroleum and Natural Gas Properties - East Lost Hills Joint Venture and San Joaquin Joint Venture, California."

4. Heads of Agreement by and among Hilton Petroleum Ltd. and Minera San Jorge S.A. de C.V. dated October 1, 2003. See"Item 4. Information on the Company
     - Business Overview - Properties - El Nayar Properties, Mexico."

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


                                     PART II

ITEM 13. ITEM DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.
--------------------------------------------------------------------------------

Not applicable


ITEM 14. MATERIAL
         MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.
-------------------------------------------------------------------------------

Not applicable.


ITEM 15. CONTROLS AND PROCEDURES.
--------------------------------------------------------------------------------

An evaluation was performed under the supervision and with the participation of the Company's management, including Mr. DeMare, who is the chief executive officer and chief financial officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934 (the "Exchange Act") as of May 31, 2003. Based upon that evaluation, Mr. DeMare, who is the Company's chief executive officer and chief financial officer, concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.


ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.
--------------------------------------------------------------------------------

Not applicable.


ITEM 16B. CODE OF ETHICS.
--------------------------------------------------------------------------------

Not applicable.


ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.
--------------------------------------------------------------------------------

Not applicable.


ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.
--------------------------------------------------------------------------------

Not applicable.

                                    PART III


Item 17. Financial Statements.
--------------------------------------------------------------------------------

See pages 57 through 80.


Item 18. Financial Statements.
--------------------------------------------------------------------------------

Not applicable.


Item 19.  Exhibits.
--------------------------------------------------------------------------------

EXHIBIT
NUMBER                 DESCRIPTION                                         PAGE

 1.1     Certificate of Continuance and Certificate of
         Registration for Hilton Petroleum Ltd. (1)                         N/A

 1.2     By-Laws for Hilton Petroleum Ltd. (1)                              N/A

 2.1     8% Convertible Debenture (1)                                       N/A

 2.2     9% Hilton Convertible Debenture (1)                                N/A

 2.3     9% Stanford Convertible Debenture (1)                              N/A

 4.1     Documents Relating to the Acquisition of Interest
         in East Lost Hills Joint Venture and Greater San
         Joaquin Basin Joint Venture (1)                                    N/A

 4.2     Agreement dated September 12, 1997, between STB
         Energy Inc. and Trimark Resources, Inc. and
         Trimark Oil & Gas, Inc. (1)                                        N/A

 4.3     Documents Relating to the Acquisition of
         Mississippi Prospects (1)                                          N/A

 4.4     Operating Agreement of Hilton Petroleum Greater
         San Joaquin Basin Joint Venture LLC (1)                            N/A

 4.5     Agreement between Kern County Oil & Gas Inc.,
         STB Energy, Inc., Trimark Resources, Inc. and
         Valley Oil & Gas, L.L.C. dated January 13, 2000,
         as amended (3)                                                     N/A

 4.6     East Blossom Property Agreement (3)                                N/A

 4.7     Employment Agreement with DWB Management Ltd. (4)                  N/A

 4.8     Purchase and Sale Agreement between STB Energy, Inc.
         and EXCO Resources, Inc. dated February 21, 2001 (5)               N/A

 4.9     Agreement between Berkley Petroleum, Inc., Hilton
         Petroleum, Inc., Trimark Resources Inc., STB Energy, Inc.
         and KOB Energy, Inc., dated June 10, 2002 (7)                      N/A

 4.10    Heads of Agreement by and among Hilton Petroleum Ltd.
         and Logistic Resources Ltd., Delta Rich Resources Ltd.,
         Equity World Resources, Wing Hong Ng, Terry Wong and
         Anthony C.Y. Chow dated June 24, 2002 (7)                          N/A

EXHIBIT
NUMBER                 DESCRIPTION                                         PAGE

 4.11    Heads of Agreement by and among Hilton Petroleum Ltd.
         and Minera San Jorge S.A. de C.V. dated October 1, 2003             81

 4.20    10% Convertible Debentures (6)                                      N/A

 4.21    Stock Option Plan                                                   86

 8.1     List of Subsidiaries                                               108

12.1     Certification of Nick DeMare Pursuant to Rule 13a-14(a)            110

13.1     Certification of Nick DeMare Pursuant to 18 U.S.C.
         Section 1350                                                       112

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

(7) Previously filed as an exhibit to the Company's annual Report on Form 20-F, filed with the Commission on December 2, 2002. File number 000-30390.

                                   SIGNATURES


The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                            HILTON PETROLEUM LTD.


Dated:   December 15, 2003                  / s / Nick DeMare
--------------------------                  -----------------------------------
                                            Nick DeMare, President and Director

                              HILTON PETROLEUM LTD.


                        CONSOLIDATED FINANCIAL STATEMENTS
                               FOR THE YEARS ENDED
                           MAY 31, 2003, 2002 AND 2001

          (Expressed in United States Dollars, unless otherwise stated)


--------------------------------------------------------------------------------

AUDITOR'S REPORT




To the Shareholders of
Hilton Petroleum Ltd.


We have audited the consolidated balance sheets of Hilton Petroleum Ltd. as at May 31, 2003 and 2002 and the consolidated statements of operations, deficit and cash flow for the years ended May 31, 2003, 2002 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2003 and 2002 and the results of its operations and cash flow for the years ended May 31, 2003, 2002 and 2001 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected assets, liabilities and shareholders' equity as at May 31, 2003 and 2002 and results of operations for the years ended May 31, 2003, 2002 and 2001 to the extent summarized in Note 12 to the consolidated financial statements.

On September 340, 2003, except as to Note 15 which is as of October 9, 2003, we reported separately to the shareholders of Hilton Petroleum Ltd. on consolidated financial statements as at, and for the years ended, May 31, 2003 and 2002 audited in accordance with Canadian generally accepted auditing standards.


                                                    /s/ D&H Group

Vancouver, BC
September 30, 2003, except as to Note 15            CHARTERED ACCOUNTANTS
which is as of October 9, 2003






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

COMMENTS BY AUDITORS FOR U.S. READERS
ON CANADA - U.S. REPORTING DIFFERENCE




In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in
Note 1 to the financial statements. Our report to the shareholders dated September 30, 2003, except as to Note 15 which is as of October 9, 2003, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.



                                                    /s/ D&H Group

Vancouver, BC
September 30, 2003, except as to Note 15            CHARTERED ACCOUNTANTS
which is as of October 9, 2003










                                    D&H Group
                          A Partnership of Corporations
           A Member of BHD Association with affiliated offices across
                           Canada and Internationally
             10th Floor, 1333 West Broadway, Vancouver B.C. V6H 4C1
                  www.dhgroup.ca F 604-731-9923 T 604-731-5881

                                       F-3

                                      -59-


                              HILTON PETROLEUM LTD.
                           CONSOLIDATED BALANCE SHEETS
                                  AS AT MAY 31
              (Expressed in U.S. Dollars, unless otherwise stated)



                                                     2003              2002
                                                                     (Note 3)
                                                       $                 $
                                     ASSETS

CURRENT ASSETS

Cash                                                  107,315         1,484,021
Amounts receivable (Note 9(b))                         23,552            40,717
Prepaid expenses and deposits                          34,467           119,175
                                                 ------------      ------------
                                                      165,334         1,643,913

PETROLEUM AND NATURAL GAS INTERESTS (Note 4)                -         5,078,959

INVESTMENT AND ADVANCES (Note 5)                       15,382           641,691

OTHER ASSETS (Note 6)                                 117,362           224,749
                                                 ------------      ------------
                                                      298,078         7,589,312
                                                 ============      ============

                                  LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities               14,762           950,940
Current portion of long-term debt (Note 7)          1,248,093                 -
                                                 ------------      ------------
                                                    1,262,855           950,940
LONG-TERM DEBT (Note 7)                                     -         3,737,010
                                                 ------------      ------------
                                                    1,262,855         4,687,950
                                                 ------------      ------------

                              SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 8)                             47,076,360        43,003,256

EQUITY COMPONENT OF LONG-TERM DEBT (Note 7(a))        278,788           694,310

DEFICIT                                           (48,319,925)      (40,796,204)
                                                 ------------      ------------
                                                     (964,777)        2,901,362
                                                 ------------      ------------
                                                      298,078         7,589,312
                                                 ============      ============

NATURE OF OPERATIONS AND GOING CONCERN (Note 1)



APPROVED BY THE BOARD

/s/ Nick DeMare , Director
--------------------------

/s/ William Lee , Director
--------------------------



              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                       F-4
                                      -60-

                              HILTON PETROLEUM LTD.
                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                           FOR THE YEARS ENDED MAY 31
              (Expressed in U.S. Dollars, unless otherwise stated)



                                                     2003              2002              2001
                                                       $                 $                 $

REVENUES

Petroleum and natural gas sales                        83,780           230,624         5,228,674
                                                 ------------      ------------      ------------

OTHER EXPENSES

Production                                             54,817           168,061         1,902,642
General and administrative                            538,492           816,455         1,292,431
Depreciation, depletion and impairment (Note 4)     4,550,704        26,110,753         1,455,087
Research, development and marketing (Note 1)          238,928           505,827                 -
                                                 ------------      ------------      ------------
                                                    5,382,941        27,601,096         4,650,160
                                                 ------------      ------------      ------------
OPERATING INCOME (LOSS)                            (5,299,161)      (27,370,472)          578,514
                                                 ------------      ------------      ------------

OTHER INCOME (EXPENSES)

Interest and other income                              37,732           853,678           101,354
Interest expense on long-term debt                   (415,118)         (694,244)       (1,480,291)
Gain on sale of petroleum and natural gas
   interests                                                -                 -           212,473
Gain on sale of marketable securities                       -                 -            25,345
Impairment of investment, advances and other         (617,833)         (700,000)         (956,253)
Loss on sale of investment                                  -           (73,484)                -
Property investigations                              (159,708)                -                 -
                                                 ------------      ------------      ------------
                                                   (1,154,927)         (614,050)       (2,097,372)
                                                 ------------      ------------      ------------
NET LOSS FOR THE YEAR                              (6,454,088)      (27,984,522)       (1,518,858)
                                                 ============      ============      ============
BASIC AND DILUTED LOSS PER SHARE                      $ (1.43)          $ (7.69)          $ (0.48)
                                                 ============      ============      ============
WEIGHTED AVERAGE NUMBER OF
     COMMON SHARES OUTSTANDING                      4,502,312         3,641,015         3,170,235
                                                 ============      ============      ============









              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                       F-5
                                      -61-

                              HILTON PETROLEUM LTD.
                       CONSOLIDATED STATEMENTS OF DEFICIT
                           FOR THE YEARS ENDED MAY 31
              (Expressed in U.S. Dollars, unless otherwise stated)



                                                     2003              2002              2001
                                                       $                 $                 $

DEFICIT - BEGINNING OF YEAR                       (40,796,204)      (12,811,682)      (11,292,824)

CONVERSION OF LONG-TERM DEBT (Note 7(b))           (1,069,633)                -                 -
                                                 ------------      ------------      ------------
                                                  (41,865,837)      (12,811,682)      (11,292,824)

NET LOSS FOR THE YEAR                              (6,454,088)      (27,984,522)       (1,518,858)
                                                 ------------      ------------      ------------
DEFICIT - END OF YEAR                             (48,319,925)      (40,796,204)      (12,811,682)
                                                 ============      ============      ============















              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                       F-6

                                      -62-



                              HILTON PETROLEUM LTD.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           FOR THE YEARS ENDED MAY 31
              (Expressed in U.S. Dollars, unless otherwise stated)


                                                     2003              2002              2001
                                                       $                 $                 $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Net loss for the year                              (6,454,088)      (27,984,522)       (1,518,858)
Items not involving cash
   Depreciation, depletion and impairment           4,550,704        26,110,753         1,455,087
   Amortization of deferred financing charges          29,591            71,068            76,336
   Accretion of liability component of
      long-term debt                                  101,045           231,436            77,145
   Gain on sale of petroleum and natural
      gas interests                                         -                 -          (212,473)
   Gain on sale of marketable securities                    -                 -           (25,345)
   Loss on sale of investment                               -            73,484                 -
   Write-down of investments                          617,833           700,000           956,253
   Unrealized foreign exchange loss (gain)             27,032            24,370           (59,203)
                                                 ------------      ------------      ------------
                                                   (1,097,115)         (773,411)          748,942
Decrease (increase) in amounts receivable               2,825         2,354,586        (1,529,900)
Decrease in prepaid expenses and deposits              84,708            93,269           106,466
Decrease (increase) in inventories                          -           631,789          (631,789)
(Decrease) increase in accounts payable
   and accrued liabilities                            (65,731)       (1,873,431)          718,316
                                                 ------------      ------------      ------------
                                                   (1,075,313)          432,802          (587,965)
                                                 ------------      ------------      ------------
FINANCING ACTIVITIES

Issuance of common shares, net of issue costs               -         1,851,265         6,361,338
Issuance of long-term debt                                  -                 -         3,160,871
Retirement of long-term debt                                -                 -       (14,903,857)
Decrease in other assets                                    -            25,000          (214,498)
                                                 ------------      ------------      ------------
                                                            -         1,876,265        (5,596,146)
                                                 ------------      ------------      ------------
INVESTING ACTIVITIES

Investments and advances                               28,574          (705,890)          (58,765)
Proceeds from sale of investment                            -            98,116                 -
Petroleum and natural gas interests expenditures     (429,967)       (2,177,765)       (8,332,486)
Proceeds from sale of petroleum and natural
   gas interests                                      100,000                 -        12,695,208
Capital asset additions                                     -                 -           (24,498)
Purchases of marketable securities                          -                 -          (175,568)
Proceeds from sale of marketable securities                 -                 -         1,644,291
                                                 ------------      ------------      ------------
                                                     (301,393)       (2,785,539)        5,748,182
                                                 ------------      ------------      ------------
DECREASE IN CASH FOR THE YEAR                      (1,376,706)         (476,472)         (435,929)

CASH - BEGINNING OF YEAR                            1,484,021         1,960,493         2,396,422
                                                 ------------      ------------      ------------
CASH - END OF YEAR                                    107,315         1,484,021         1,960,493
                                                 ============      ============      ============


Supplemental disclosure with respect to the consolidated statements of cash flows (Note 14).




              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                       F-7
                                      -63-

                              HILTON PETROLEUM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2003, 2002 AND 2001
              (Expressed in U.S. Dollars, unless otherwise stated)


1.   NATURE OF OPERATIONS AND GOING CONCERN

     Hilton Petroleum Ltd. (the "Company") has been engaged in the acquisition, exploration for and development of crude oil and natural gas properties in the United States. In November 2002, the Company wrote-off its net investment in its petroleum and natural gas interests, as described in Note
     4. As of May 31, 2003, the Company does not hold any petroleum and natural gas interests, and is continuing to identify and evaluate potential resources acquisitions or business opportunities.

     During the 2002 fiscal year the Company commenced the research, development and marketing of proprietary software programs. During the 2003 fiscal year the Company incurred $238,928 (2002 - $505,827) relating to these activities. These activities did not satisfy all the criteria required under Canadian generally accepted principles for deferment and, accordingly, the Company has charged the costs to operations. To date, the Company has not generated any revenues from these activities.

     During the 2003 fiscal year the Company incurred a loss of $6,454,088 and, as of May 31, 2003, had a working capital deficiency of $1,097,521 and accumulated a deficit of $48,319,925. The Company is currently not generating cash flow from its operations to meet ongoing corporate overhead and discharge its liabilities as they come due. The future viability of the Company is dependent upon its ability to generate additional financing to satisfy future working capital requirements and debt repayment obligations and, in the longer term, the generation of profit and positive cash flow from business operations.

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

     See also Note 15.


2.   CHANGE IN ACCOUNTING POLICY

     During the 2003 fiscal year the Company adopted, on a prospective basis, the provisions of new Section 3870 "Stock-Based Compensation and Other Stock Based Payments" of the Canadian Institute of Chartered Accountants' Handbook ("Section 3870"). Section 3870 establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments. Section 3870 recommends that certain stock-based transactions, such as the grant of stock options, be accounted for at fair value. The section is only applicable to transactions that occurred on or after January 1, 2002.

     As permitted by Section 3870, the Company did not adopt the fair value method for certain stock-based compensation granted to employees and directors. The Company is required to provide pro-forma information with regards to its net income as if compensation cost for the Company's stock option plan had been determined in accordance with the fair value based method prescribed in Section 3870.

     During the 2003 fiscal year the Company did not grant any stock options. The adoption of Section 3870 did not have any impact on the Company's financial statements.

                                       F-8
                                      -64-

                              HILTON PETROLEUM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2003, 2002 AND 2001
              (Expressed in U.S. Dollars, unless otherwise stated)


3.   ACCOUNTING POLICIES

     BASIS OF PRESENTATION

     These consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The significant differences between these principles and those that would be applied under United States generally accepted accounting principles ("US GAAP") are disclosed in Note 12.

     The consolidated financial statements for the 2002 and 2001 fiscal years included the accounts of the Company and its wholly-owned subsidiaries, which included Hilton Petroleum Inc. ("Hilton USA") and STB Energy, Inc. (STB USA"). As described in Note 4, during the 2003 fiscal year the Company abandoned its net investment in Hilton USA and STB USA.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the period. Actual results may differ from those estimates.

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

     Substantially all of the Company's petroleum and natural gas exploration, development and production activities were conducted jointly with others and, accordingly, the accounts reflect the Company's proportionate interest in such activities.

                                       F-9
                                      -65-

                              HILTON PETROLEUM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2003, 2002 AND 2001
              (Expressed in U.S. Dollars, unless otherwise stated)


3.   ACCOUNTING POLICIES (continued)

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

     INCOME TAXES

     Income tax liabilities and assets are recognized for the estimated income tax consequences attributable to differences between the amounts reported in the consolidated financial statements and their respective tax bases, using enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. Future income tax assets are recognized to the extent that they are considered more likely than not to be realized.

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

     COMPARATIVE FIGURES

     Certain of the 2002 fiscal year figures have been reclassified to confirm with the presentation used in the 2003 fiscal year.

                                       F-10
                                      -66-

                             HILTON PETROLEUM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                FOR THE YEARS ENDED MAY 31, 2003, 2002 AND 2001
              (Expressed in U.S. Dollars, unless otherwise stated)


4.   PETROLEUM AND NATURAL GAS INTERESTS

                                                     2003              2002
                                                       $                 $
     Evaluated Properties
         Acquisitions and leasehold costs                   -         5,830,622
         Exploration and development costs                  -        18,375,485
         Gathering facility                                 -           805,410
                                                 ------------      ------------
                                                            -        25,011,517
                                                 ------------      ------------
     Unevaluated Properties
         Acquisitions and leasehold costs                   -           445,548
         Exploration costs                                  -         7,077,093
                                                 ------------      ------------
                                                            -         7,522,641
                                                 ------------      ------------
                                                            -        32,534,158
     Less: accumulated depreciation,
         depletion and impairment                           -       (27,455,199)
                                                 ------------      ------------
                                                            -         5,078,959
                                                 ============      ============

     (a) During the 2003 fiscal year the Company incurred petroleum expenditures totalling $429,967, principally on the unsuccessful drilling of a side-track well on the Basil Project. As a result, an impairment charge of $1,023,371 was recorded for the acquisition cost and the Company's share of the costs of the initial and side-track wells on the Basil Project.

          During the 2003 fiscal year the Company did not participate in the funding of any exploration activities or holding costs relating to the East Lost Hills Project. On December 2, 2002, the Company received confirmation from the operator of the East Lost Hills Project that it had formally proposed the plugging and abandonment of the ELH #4 and #9 wells. In light of the results and uncertainties of any further activities at East Lost Hills by the joint venture, the Board of Directors of the Company has determined that the Company will no longer provide further funding to Hilton USA and STB USA (collectively the "Petroleum Subsidiaries"), two wholly-owned subsidiaries which hold the Company's petroleum and natural gas interests. Accordingly, the Company has recorded a further charge of $3,562,782, net of a reversal of $870,477 of accounts payable and accrued liabilities recorded on expenditures previously recognized, representing the Company's remaining net investments in the Petroleum Subsidiaries.
          Effective November 30, 2002, the Company ceased to record the activities of the Petroleum Subsidiaries.

     (b) During May 2002, the Company, the operator of the East Lost Hills Project and certain other participants in the East Lost Hills joint venture, concluded an agreement on the ongoing evaluation of the ELH #4 and #9 wells, whereby the funding parties assumed all of the unpaid amounts and future costs in completing the evaluation of these wells. In return, they were entitled to recover their costs plus 300% of their costs, from the future production from these wells. Unpaid billings for the ELH #4 and #9 wells at the time of the agreement totalled $4,868,716, of which $713,674 was billed and had been recorded by the Company as "accounts payable and accrued liabilities" at May 31, 2001. During the 2002 fiscal year the Company reversed $713,674 of "accounts payable and accrued liabilities" with an offsetting credit to "petroleum and natural gas interests".

          As a result of the ceiling test performed effective May 31, 2002, the Company recorded an impairment of $25,907,079 for the 2002 fiscal year. The ceiling test is a cost-recovery test and is not intended to result in an estimate of fair market value. F-1 -67- HILTON PETROLEUM LTD. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MAY 31, 2003, 2002 AND 2001 (Expressed in U.S. Dollars, unless otherwise stated)

                                      F-11
                                      -67-

                             HILTON PETROLEUM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                FOR THE YEARS ENDED MAY 31, 2003, 2002 AND 2001
              (Expressed in U.S. Dollars, unless otherwise stated)



5.   INVESTMENT AND ADVANCES

                                                     2003              2002
                                                       $                 $

     Investment in Trimark Energy Ltd.
        ("Trimark") (a)                                15,382            60,801
     Loan to Trimark (b)                                    -           211,896
     Receivable from California
         Exploration Ltd. ("Calex") (c)                     -           179,958
     Other                                                  -           189,036
                                                 ------------      ------------
                                                       15,382           641,691
                                                 ============      ============

     (a) The Company holds 234,286 common shares of Trimark, a public company which has common officers and directors. During the 2003 fiscal year the Company recorded a $45,419 impairment to reflect Trimark's quoted market value at May 31, 2003.

     (b) During the 2002 fiscal year the Company loaned $211,896 (CDN $300,000) to Trimark. The loan bears interest at 10% per annum with no fixed term of repayment. Due to the uncertainty of collection from Trimark, during the 2003 fiscal year, the Company recorded a $232,741 impairment of the principal and accrued interest.

     (c) During the 2002 fiscal year the Company acted as operator of a drilling program to test certain prospects in California on behalf of Calex, a public company in which certain officers and directors of the Company are shareholders. Due to the uncertainty of collection from Calex, during the 2003 fiscal year the Company recorded a $136,295 impairment of unpaid joint interest billings.


6.   OTHER ASSETS

                                                     2003              2002
                                                       $                 $

     Deferred financing charges                        17,362           112,524
     Loan to former officer                           100,000           100,000
     Other                                                  -            12,225
                                                 ------------      ------------
                                                      117,362           224,749
                                                 ============      ============

     The loan to the former Chairman of the Company bears interest at 10% per annum, payable quarterly, and matures on June 30, 2004. During the 2003 fiscal year interest income of $10,000 (2002 - $3,793; 2001 - $6,215) was received. As at May 31, 2003, the principal balance of $100,000 remains unpaid. The former Chairman is also a holder of $100,000 principal of the 10% Debentures. See Note 7(a).

                              HILTON PETROLEUM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2003, 2002 AND 2001
              (Expressed in U.S. Dollars, unless otherwise stated)



7.   LONG-TERM DEBT
                                                     2003              2002
                                                       $                 $

     10% Debentures                                 1,248,093         2,759,269
     9% Debentures                                          -           977,741
                                                 ------------      ------------
                                                    1,248,093         3,737,010
     Less current portion                          (1,248,093)                -
                                                 ------------      ------------
                                                            -         3,737,010
                                                 ============      ============

     (a)  The 10%  Debentures  are  comprised  of $870,000  (2002 -  $2,163,000)
          Series  A and CDN  $600,000  (2002 -  $1,500,000)  Series  B.  The 10%
          Debentures bear interest at 10% per annum, payable quarterly, and mature on January 24, 2004. The 10% Debentures are convertible, at the option of the holders, into common shares of the Company, at a price of CDN $15.60 per share before maturity.

          In accordance with Canadian generally accepted accounting principles relating to the presentation of convertible debt instruments, the 10% Debentures were segregated, on their date of issuance, between long-term debt and equity components of $2,439,124 and $694,310, respectively. The debt component reflects the present value of the principal after factoring out the conversion option value. The debt component is being accreted over the life of the 10% Debentures to the principal amount payable by periodic charges to earnings.

          The debt component, representing the value allocated to the liability at inception, is recorded as a long- term liability. The remaining component, representing the value ascribed to the holders' option to convert the principal balance into common shares, is classified in shareholders' equity as "equity component of long-term debt". Over the term of the 10% Debentures, the debt component will be accreted to the face value of the 10% Debentures by the recording of additional interest expense.

     (b) In May 2002, in order to induce early conversion of the debentures, the Company offered to pay interest to December 31, 2002, on all debentures which were converted by June 30, 2002, and to also reduce the conversion price of the debentures to CDN $5.00 per share. In June 2002, holders of $1,569,251 of the 10% Debentures and all of the 9% Debentures elected to convert and the Company issued 876,150 common shares and paid $161,750 of bonus interest. The bonus interest was recorded as part of interest expense on long-term debt. In addition, Canadian generally accepted accounting principles require a non-cash calculation be made of the inducement resulting from reducing the conversion price. Accordingly, $1,069,633 has been recorded as a credit to share capital with an offsetting charge to deficit.








                                      F-13
                                      -69-

                              HILTON PETROLEUM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2003, 2002 AND 2001
              (Expressed in U.S. Dollars, unless otherwise stated)


8.   SHARE CAPITAL

Authorized:  Unlimited common shares without par value
Issued:

                                           2003                         2002                         2001
                                --------------------------   --------------------------   --------------------------
                                   Shares        Amount         Shares        Amount         Shares        Amount
                                                    $                            $                            $

Balance, beginning of year         3,657,516    43,003,256     3,490,215     41,151,991      2,750,396    32,687,210
                                ------------  ------------   ------------  ------------   ------------  ------------
Issued during the year
    Private placements                     -             -        167,300     1,858,403        232,250     1,968,525
    Rights offering                        -             -              -             -        200,000     3,035,413
    Exercise of warrants                   -             -              -             -        134,638     1,698,270
    Retirement of other
       liabilities                         -             -              -             -        155,873     1,966,740
    Conversion on long-term
       debt (Note 7(b))              876,150     4,042,336              -             -              -             -
    For debenture interest           343,255        30,768              -             -         17,059       153,206
Less:  Share issue costs                   -             -              -        (7,138)             -      (357,373)
                                ------------  ------------   ------------  ------------   ------------  ------------
                                   1,219,405     4,073,104        167,300     1,851,265        739,820     8,464,781
                                ------------  ------------   ------------  ------------   ------------  ------------
Balance, end of year               4,876,921    47,076,360      3,657,516    43,003,256      3,490,216    41,151,991
                                ============  ============   ============  ============   ============  ============

     (a) On December 30, 2002, the Company completed a consolidation of its share capital on a one new for ten old basis. All comparative share balances have been adjusted accordingly.

     (b) The Company has established a rolling stock option plan (the "Plan"), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company. The exercise price of the options is set at the Company's closing share price on the day before the grant date, less allowable discounts in accordance with the policies of the TSX Venture Exchange ("TSX Venture"). The options have a maximum term of ten years.

          A summary of the Company's options at May 31, 2003 and 2002, and the changes for the fiscal years ending on those dates is presented below:

                                                 2003                      2002
                                        ----------------------    ----------------------
                                                      Weighted                  Weighted
                                                      Average                   Average
                                           Number     Exercise       Number     Exercise
                                        of Options    Price       of Options    Price
                                                         $                         $

          Balance, beginning of year       186,825     13.60         236,375     21.90
          Granted                                -         -         100,000      4.50
          Cancelled/expired                   (625)    27.00        (149,550)    20.40
                                        ----------                ----------
          Balance, end of year             186,200     11.38         186,825     13.60
                                        ==========                ==========


                                      F-14
                                      -70-

                              HILTON PETROLEUM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2003, 2002 AND 2001
              (Expressed in U.S. Dollars, unless otherwise stated)


8.   SHARE CAPITAL (continued)

     (c) As at May 31, 2003, the Company had outstanding warrants issued pursuant to private placements, rights offering, special warrants and debentures, which may be exercised to purchase 340,025 shares. The warrants expire at various times until 2004 and may be exercised at prices ranging from CDN $13.50 per share to CDN $18.80 per share.

          Details of warrants outstanding are as follows:

                                                       2003             2002
                                                      Number           Number
                                                   of Warrants      of Warrants

          Balance, beginning of year                   705,559          837,191
          Issued pursuant to private placement               -          116,170
          Expired                                     (365,534)        (247,802)
                                                   -----------      -----------
          Balance, end of year                         340,025          705,559
                                                   ===========      ===========

     (d)  See also Notes 7(b) and 15.


9.   RELATED PARTY TRANSACTIONS

     (a) During the 2003 fiscal year companies controlled by certain directors and officers of the Company charged $210,661 (2002 - $185,572; 2001 - $197,241) for accounting, management, professional and consulting fees.

     (b) As at May 31, 2002, $17,530 remained outstanding on account of unpaid amounts due from Trimark. During the 2003 fiscal year, the Company recorded an impairment of $14,340 representing the remaining unpaid amounts due from Trimark.

     (c) Other related party transactions are disclosed elsewhere in these consolidated financial statements.


10.  INCOME TAXES

     As at May 31, 2003, the Company has accumulated non-capital losses for income tax purposes of approximately CDN $8.5 million, expiring from 2004 to 2010, which are available for application against future taxable income, the related benefits of which have not been recognized in these financial statements.


                                      F-15

                              HILTON PETROLEUM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2003, 2002 AND 2001
              (Expressed in U.S. Dollars, unless otherwise stated)


11.  SEGMENTED INFORMATION

     During the 2003 fiscal year the Company operated in two industry segments, the exploration for, and the development and production of petroleum and natural gas and the research, development and marketing of proprietary software programs. In November 2002, the Company abandoned its petroleum and natural gas operations, as described in Note 4. Identifiable assets, revenues and net loss in each of these industry segments are as follows:

                                   --------------------------------------------
                                                       2003
                                   --------------------------------------------
                                   Identifiable                         Net
                                      Assets         Revenues          Loss
                                        $               $                $

     Petroleum and natural gas                -          93,790      (4,785,846)
     Software                            21,203             945        (573,736)
     Corporate                          276,875          26,777      (1,094,506)
                                   ------------    ------------    ------------
                                        298,078         121,512      (6,454,088)
                                   ============    ============    ============

                                   --------------------------------------------
                                                       2002
                                   --------------------------------------------
                                   Identifiable                         Net
                                      Assets         Revenues          Loss
                                        $               $                $

     Petroleum and natural gas        5,253,847       1,040,536     (25,657,293)
     Software                                 -               -        (505,827)
     Corporate                        2,335,465          31,287      (1,821,402)
                                   ------------    ------------    ------------
                                      7,589,312       1,071,823     (27,984,522)
                                   ============    ============    ============

                                   --------------------------------------------
                                                       2001
                                   --------------------------------------------
                                   Identifiable                         Net
                                      Assets         Revenues          Loss
                                        $               $                $

     Petroleum and natural gas       35,045,041       5,289,381         301,014
     Corporate                        1,010,121          40,647      (1,819,872)
                                   ------------    ------------    ------------
                                     36,055,162       5,330,028      (1,518,858)
                                   ============    ============    ============

                              HILTON PETROLEUM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2003, 2002 AND 2001
              (Expressed in U.S. Dollars, unless otherwise stated)


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

                                                         2003            2002            2001
                                                           $               $               $

Consolidated Statements of Operations
    and Comprehensive Income
Loss for the year
    Canadian GAAP                                      (6,454,088)    (27,984,522)     (1,518,858)
    Write-down of investment (i)                           45,419         575,000         956,253
    Impairment expense (ii)                                     -      (1,846,667)              -
    Stock option plan (iii)                                     -               -        (213,116)
    Other compensation expense (vi)                             -        (181,769)       (151,495)
    Accretion of liability component of
       long-term debt (vii)                               101,045         231,436          77,145
    Beneficial conversion feature on
       convertible debt securities (viii)                       -               -        (377,814)
    Induced early conversion of
       convertible debt securities (ix)                (1,069,633)              -               -
                                                     ------------    ------------    ------------
    US GAAP                                            (7,377,257)    (29,206,522)     (1,227,885)
                                                     ------------    ------------    ------------
Other Comprehensive Income
    Unrealized holding gain (loss) on
       available-for-sale marketable securities (i)       (45,419)       (600,361)     (1,216,041)
    Reclassification adjustment for gain (loss)
       on available for sale marketable securities
       included in net loss(i)                                  -           2,046         (25,345)
                                                     ------------    ------------    ------------
                                                          (45,419)       (598,315)     (1,241,386)
                                                     ------------    ------------    ------------
Comprehensive (loss) for the year                      (7,422,676)    (29,804,837)     (2,469,271)
                                                     ============    ============    ============
    Loss per share basic and
       fully diluted - US GAAP                             $(1.65)         $(8.00)         $(0.40)
                                                     ============    ============    ============


                              HILTON PETROLEUM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2003, 2002 AND 2001
              (Expressed in U.S. Dollars, unless otherwise stated)


12.  DIFFERENCES   BETWEEN  CANADIAN  AND  UNITED  STATES   GENERALLY   ACCEPTED
     ACCOUNTING PRINCIPLES (continued)

                                                       2003            2002
                                                         $               $

     Consolidated Balance Sheets

     Total Assets
        Canadian GAAP                                   298,078       7,589,312
        Available for sale securities (i)                     -         (23,315)
                                                   ------------    ------------
        US GAAP                                         298,078       7,565,997
                                                   ============    ============

     Total Liabilities
        Canadian GAAP                                 1,262,855       4,687,950
        Equity component of long-term debt (vii)        278,788         694,310
        Accretion of liability component of
           long-term debt(vii)                         (219,228)       (308,581)
                                                   ------------    ------------
        US GAAP                                       1,322,415       5,073,679
                                                   ============    ============

     Shareholders' Equity
        Canadian GAAP                                  (964,777)      2,901,362
        Available for sale securities (i)                     -         (23,315)
        Equity component of long-term debt (vii)       (278,788)       (694,310)
        Accretion of long-term component of
           long-term debt (vii)                         219,228         308,581
                                                   ------------    ------------
        US GAAP                                      (1,024,337)      2,492,318
                                                   ============    ============

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

          (ii) Ceiling test on petroleum interests

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

          (iii)Stock options granted to consultants and non-employees

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

                                      F-18
                                      -74-

                             HILTON PETROLEUM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                FOR THE YEARS ENDED MAY 31, 2003, 2002 AND 2001
              (Expressed in U.S. Dollars, unless otherwise stated)


12.  DIFFERENCES   BETWEEN  CANADIAN  AND  UNITED  STATES   GENERALLY   ACCEPTED
     ACCOUNTING PRINCIPLES (continued)

               Accordingly, the Company has recognized stock based compensation for these stock option grants using the fair value method.

               The fair value of each option granted to a consultant or other non-employee is estimated on the date of grant using the Black-Scholes Option Pricing Model with the following assumptions used for grants during the 2002 and 2001 fiscal years:

                                                       2002            2001
                                                       ----            ----
               Risk-free interest rate                 3.69%           4.50%
               Expected volatility                      125%            107%
               Expected lives                        3 years         3 years

               No options were granted to consultants and other non-employees during the 2003 fiscal year.

          (iv) Stock option plan for employees and directors

               The Company has a stock option plan which reserves common shares for issuance to employees and directors. The Company has adopted the disclosure only provisions of SFAS No. 123 for stock options granted to employees and directors. Accordingly, no compensation cost has been recognized for the stock option plan. Had compensation costs for the Company's stock option plan been determined based on the fair value at the grant date for awards during the 2002 and 2001 fiscal years consistent with the provisions of SFAS No. 123, the Company's earnings (loss) and earnings (loss) per share would have been increased to the proforma amounts indicated below:

                                                       2002            2001
                                                         $               $

Loss - as reported under US GAAP                    (29,206,522)     (1,227,885)
Loss - proforma                                     (29,352,135)     (1,918,509)

Loss per share - as reported under US GAAP                (8.00)          (0.40)
Loss per share - proforma                                 (8.10)          (0.60)

               No options were granted to employees and directors during the 2003 fiscal year.

               The fair market value of each option granted to an employee or director is estimated on the date of grant using the Black - Scholes Option Pricing Model with the following assumptions used for grants during the 2002 and 2001 fiscal years.

                                                       2002            2001

               Risk-free interest rate                  3.69%          4.79%
               Expected volatility                       125%           109%
               Expected lives                         3 years        3 years


                                      F-19
                                      -75-

                             HILTON PETROLEUM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                FOR THE YEARS ENDED MAY 31, 2003, 2002 AND 2001
              (Expressed in U.S. Dollars, unless otherwise stated)


12.  DIFFERENCES   BETWEEN  CANADIAN  AND  UNITED  STATES   GENERALLY   ACCEPTED
     ACCOUNTING PRINCIPLES (continued)

          (v) Private Placements of Common Stock and Special Warrants with Related Parties

               US GAAP requires disclosure of private placements conducted by the Company where directors and officers of the Company are participants. During the 2002 fiscal year, directors, officers and companies controlled by the directors or officers acquired 1,593,000 shares (2001 - 2,250,000) of the Company, pursuant to private placements conducted by the Company, for cash proceeds of $1,769,537 (2001 - $1,893,684);

          (vi) Private Placements of Common Stock

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

               Under US GAAP, loss and capital distributions for the 2003 fiscal year would increase by $nil (2002 - $181,769; 2001 - $148,800)
               and $nil (2002 - $9,128; 2001 - $nil), respectively, and share capital, as at May 31, 2003 would increase by $1,913,486 (2002 - $1,913,486; 2001 - $1,731,717). There is no net change to shareholders' equity.

          (vii)Accretion of Liability Component of Long-term Debt

               Under Canadian GAAP, compound financial instruments such as convertible debentures are required to be accounted for at the fair value of their components. Such accounting is not permitted under US GAAP unless the components are detachable, which they are not in this case.

          (viii)Beneficial Conversion Feature on Convertible Debt Securities

               Under US GAAP, additional interest expense is recognized when a convertible debt security is issued with an "in the money conversion rate". This additional interest expense is recognized in the year of issue when, as in the Company's case, the debt security is convertible at the time of issue. No such charge is required under Canadian GAAP.

          (ix) Induced Early Conversion of Convertible Debt Securities

               US GAAP requires a charge to operations on an induced early conversion of convertible debentures, equal to the fair value of all securities issued in excess of the securities issuable under the original terms. Canadian GAAP provides similar treatment, but requires the charge to be made to retained earnings as opposed to operations. There is no net change to shareholders' equity.

                                      F-20
                                      -76-

                             HILTON PETROLEUM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                FOR THE YEARS ENDED MAY 31, 2003, 2002 AND 2001
              (Expressed in U.S. Dollars, unless otherwise stated)


12.  DIFFERENCES   BETWEEN  CANADIAN  AND  UNITED  STATES   GENERALLY   ACCEPTED
     ACCOUNTING PRINCIPLES (continued)

          (x)  Income Tax

               Under Canadian GAAP, future income tax assets relating to the potential benefit of income tax loss carry forwards are not recognized unless realization of the benefit is more likely than not. US GAAP provides similar treatment, but requires the benefit be recognized and a valuation allowance be recognized to fully offset the future incomes tax assets.

               As at May 31, 2003, the Company has fully reserved the CDN $3,390,000 tax benefit of operating loss carryforwards, by a valuation allowance of the same amount, because the likelihood of realization of the tax benefit cannot be determined. Of the total tax benefit CDN $529,000 is attributable to the 2003 fiscal year.

          (xi) Functional Currency

               The Company's functional currency is the U.S. dollar.

     (b)  The  Company's  consolidated  statements  of cash flow  comply with US
          GAAP.

     (c)  New Technical Pronouncements

          In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS 143, "Asset Retirement Obligations." SFAS 143 establishes accounting requirements for retirement obligations associated with tangible long-lived assets, including (1) the timing of the liability recognition, (2) initial measurement of the liability, (3) allocation of asset retirement costs to expense, (4) subsequent measurement of the liability and (5) financial statement disclosure. SFAS 143 requires that an asset retirement cost should be capitalized as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. The provisions of SFAS 143 are effective for financial statements issued for fiscal years beginning after June 15, 2002. The adoption of SFAS 143 is not expected to have a material effect on the Company's financial position, results of operations or cash flows.

          In April 2002, the FASB issued SFAS 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." FASB 4 required all gains or losses from extinguishment of debt to be classified as extraordinary items net of income taxes. SFAS 145 requires that gains and losses from extinguishment of debt be evaluated under the provisions of Accounting Principles Board Opinion No. 30, and be classified as ordinary items unless they are unusual or infrequent or meet the specific criteria for treatment as an extraordinary item. This statement is effective January 1, 2003. The Company does not anticipate that the adoption of this statement will have a material effect on its financial position or results of operations.

          In July 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." This Statement requires recognition of a liability for a cost associated with an exit or disposal activity when the liability is incurred, as opposed to when the entity commits to an exit

                                      F-21
                                      -77-

                              HILTON PETROLEUM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2003, 2002 AND 2001
              (Expressed in U.S. Dollars, unless otherwise stated)


12.  DIFFERENCES   BETWEEN  CANADIAN  AND  UNITED  STATES   GENERALLY   ACCEPTED
     ACCOUNTING PRINCIPLES (continued)

          plan under EITF No. 94-3. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The
          Company does not anticipate that the adoption of this statement will have a material effect on its financial position or results of operations.

          In December 2002, the FASB approved SFAS 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123". SFAS 148 amends SFAS 123, "Accounting for Stock-Based Compensation" to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for financial statements for fiscal years ending after December 15, 2002. The Company will continue to account for stock-based compensation using the methods detailed in the stock-based compensation accounting policy, and has adopted the disclosure requirement of SFAS 148.

          In April 2003, the FASB issued SFAS 149, "Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities." SFAS 149 amends certain portions of SFAS 133 and is effective for all contracts entered into or modified after June 30, 2003 on a prospective basis. SFAS 149 is not expected to have a material effect on the results of operations or financial position of the Company since the Company currently has no derivatives or hedging contracts.

          In June 2003, the FASB approved SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. SFAS 150 is not expected to have an effect on the Company's financial position.


13.  FINANCIAL INSTRUMENTS

     The fair value of financial instruments at May 31, 2003 and 2002, was estimated based on relevant market information and the nature and terms of financial instruments. Management is not aware of any factors which would significantly affect the estimated fair market amounts, however, such amounts have not been comprehensively revalued for purposes of these financial statements. Disclosure subsequent to the balance sheet dates and estimates of fair value at dates subsequent to May 31, 2003 may differ significantly from that presented.

     Fair Value of Other Financial Instruments

     Fair value approximates the amounts reflected in the financial statements for cash, amounts receivable, investments and advances, loans to officer, accounts payable and accrued liabilities and long-term debt.

                                      F-22

                              HILTON PETROLEUM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2003, 2002 AND 2001
              (Expressed in U.S. Dollars, unless otherwise stated)


14.  SUPPLEMENTARY CASH FLOW INFORMATION

     Non-cash investing and financing activities were conducted by the Company as follows:

                                                                 2003            2002            2001
                                                                   $               $               $

Operating activities
    Decrease in amounts receivable                                      -         125,000               -
    Increase in prepaid expenses and deposits                           -               -        (153,206)
    Reversal of accounts payable and accrued liabilities                -        (713,674)              -
    Accounts payable and accrued liabilities on
         abandonment of Petroleum Subsidiaries (Note 4(a))       (870,447)              -               -
                                                             ------------    ------------    ------------
                                                                 (870,477)       (588,674)       (153,206)
                                                             ============    ============    ============

Financing activities
    Increase in other assets                                            -        (125,000)              -
    Decrease in liability component of long-term debt
         on conversion                                            225,075               -               -
    Decrease in equity component of long-term debt
         on conversion                                           (415,522)              -               -
    Decrease in deferred financing charges on conversion           65,571               -               -
    Capital distribution on early conversion of
         long-term debt                                        (1,069,633)              -               -
    Issuance of common shares for capital distribution          1,194,509               -               -
    Issuance of common shares on conversion of
         long-term debt                                         2,847,827               -               -
    Conversion of long-term debt                               (2,847,827)              -               -
    Deferred debenture charges                                          -               -          16,503
    Common share issue costs                                            -               -         (16,503)
    Issuance of common shares for debenture interest                    -               -         153,206
    Issuance of common shares on retirement of
       other liabilities                                                -               -       1,966,740
    Retirement of other liabilities                                     -               -      (1,966,740)
                                                             ------------    ------------    ------------
                                                                        -        (125,000)        153,206
                                                             ============    ============    ============
Investing activities
    Reversal of petroleum and natural gas interests
       expenditures                                                     -         713,674               -
    Petroleum and natural gas interests on abandonment
       of Petroleum Subsidiaries (Note 4(a))                      870,447               -               -
                                                             ------------    ------------    ------------
                                                                  870,447         713,674               -
                                                             ============    ============    ============

Other supplementary cash flow information:

                                                                 2003            2002            2001
                                                                   $               $               $

Interest paid in cash                                             259,220         391,740       1,326,811
                                                             ============    ============    ============
Income taxes paid in cash                                               -               -               -
                                                             ============    ============    ============


                                      F-23

                              HILTON PETROLEUM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2003, 2002 AND 2001
              (Expressed in U.S. Dollars, unless otherwise stated)



15.  SUBSEQUENT EVENT

     Subsequent to May 31, 2003, the Company entered into an option agreement whereby the Company could acquire up to a 100% interest in four mineral concessions in Mexico (the "El Nayar Project"), covering approximately 6,722 hectares. The Company may earn an initial 60% interest in consideration of making an initial option payment of US $25,000 by October 21, 2003, a further US $25,000 option payment upon regulatory approval of the agreement, and the issuances of a total of 1.1 million common shares and funding US $1 million of expenditures, which include all land holding costs and underlying option payments to concession holders, all over a three year period. Upon having earned the initial 60% interest, the Company may purchase the remaining 40% interest in the El Nayar Project by payment in cash or issuances of common shares for an amount to be determined based on the net present value of the El Nayar Project.





                                      F-24
                                      -8O-