Form 20-F/A
period 2003-05-31
HILTON PETROLEUM LTD
filed 2003-12-23
CIK 1099957

United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                   FORM 20-F/A
                                AMENDMENT NO. 1

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

                                       F-6

                                      -62-



                              HILTON PETROLEUM LTD.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           FOR THE YEARS ENDED MAY 31
              (Expressed in U.S. Dollars, unless otherwise stated)


                                                     2003              2002              2001
                                                       $                 $                 $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Net loss for the year                              (6,454,088)      (27,984,522)       (1,518,858)
Items not involving cash
   Depreciation, depletion and impairment           4,550,704        26,110,753         1,455,087
   Amortization of deferred financing charges          29,591            71,068            76,336
   Accretion of liability component of
      long-term debt                                  101,045           231,436            77,145
   Gain on sale of petroleum and natural
      gas interests                                         -                 -          (212,473)
   Gain on sale of marketable securities                    -                 -           (25,345)
   Loss on sale of investment                               -            73,484                 -
   Write-down of investments                          617,833           700,000           956,253
   Interest expense settled through
      issuance of shares                               30,768                 -                 -
   Unrealized foreign exchange loss (gain)             27,032            24,370           (59,203)
                                                 ------------      ------------      ------------
                                                   (1,097,115)         (773,411)          748,942
Decrease (increase) in amounts receivable               2,825         2,354,586        (1,529,900)
Decrease in prepaid expenses and deposits              84,708            93,269           106,466
Decrease (increase) in inventories                          -           631,789          (631,789)
(Decrease) increase in accounts payable
   and accrued liabilities                            (65,731)       (1,873,431)          718,316
                                                 ------------      ------------      ------------
                                                   (1,075,313)          432,802          (587,965)
                                                 ------------      ------------      ------------
FINANCING ACTIVITIES

Issuance of common shares, net of issue costs               -         1,851,265         6,361,338
Issuance of long-term debt                                  -                 -         3,160,871
Retirement of long-term debt                                -                 -       (14,903,857)
Decrease in other assets                                    -            25,000          (214,498)
                                                 ------------      ------------      ------------
                                                            -         1,876,265        (5,596,146)
                                                 ------------      ------------      ------------
INVESTING ACTIVITIES

Investments and advances                               28,574          (705,890)          (58,765)
Proceeds from sale of investment                            -            98,116                 -
Petroleum and natural gas interests expenditures     (429,967)       (2,177,765)       (8,332,486)
Proceeds from sale of petroleum and natural
   gas interests                                      100,000                 -        12,695,208
Capital asset additions                                     -                 -           (24,498)
Purchases of marketable securities                          -                 -          (175,568)
Proceeds from sale of marketable securities                 -                 -         1,644,291
                                                 ------------      ------------      ------------
                                                     (301,393)       (2,785,539)        5,748,182
                                                 ------------      ------------      ------------
DECREASE IN CASH FOR THE YEAR                      (1,376,706)         (476,472)         (435,929)

CASH - BEGINNING OF YEAR                            1,484,021         1,960,493         2,396,422
                                                 ------------      ------------      ------------
CASH - END OF YEAR                                    107,315         1,484,021         1,960,493
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