Form 20-F
HILTON RESOURCES LTD
filed 2004-12-02
CIK 1099957

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F
(Mark One)
[ ] Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

                                       or

[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 FOR THE FISCAL YEAR ENDED MAY 31, 2004

                                       or

[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

              For the transition period from _________ to _________

                        Commission file number: 000-30390

                              HILTON RESOURCES LTD.
             (Exact name of Registrant as specified in its charter)

                              HILTON RESOURCES LTD.
                 (Translation of Registrant's name into English)

                            BRITISH COLUMBIA, CANADA
                 (Jurisdiction of incorporation or organization)

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

                   18,537,355 COMMON SHARES AS OF MAY 31, 2004

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  [X]        No  [ ]

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17   [X]     Item 18   [ ]                                    Page 1 of 154
                                                                            ----

GENERAL INFORMATION:

UNLESS OTHERWISE INDICATED, ALL REFERENCES HEREIN ARE TO CANADIAN DOLLARS.

                                    GLOSSARY

The following is a glossary of geological terms used in this report:


ANDESITE a fine grained intermediate volcanic rock composed of andesine and one or more mafic constituents.

CM                                centimeter

DIAMOND DRILL                     a type of rotary drill in which the cutting is
                                  done by abrasion using diamonds embedded in a matrix rather than by percussion. The drill cuts a core of rock which is recovered in long cylindrical sections.

EPITHERMAL                        hydrothermal  mineral  deposit  formed  within
                                  about 1 kilometer  of the earth's  surface and
                                  within  a  temperature  range  of  50  to  200
                                  degrees centigrade, occurring mainly as veins.

G                                 gram

G/T                               grams per tonne.

GRADE the concentration of each ore metal in a rock sample, usually given as weight percent. Where extremely low concentrations are involved, the concentration may be given in grams per tonne (g/t) or ounces per ton (oz/t). The grade of an ore deposit is calculated, often using sophisticated statistical procedures, as an average of the grades of a very large number of samples collected from throughout the deposit.

INDUCED POLARIZATION
   (I.P.) METHOD                  the method used to measure various  electrical
                                  responses   to  the  passage  of   alternating
                                  currents  of  different   frequencies  through
                                  near-surface rocks or to the passage of pulses of electricity.

INTRUSION                         general term for a body of igneous rock formed
                                  below the surface.

KM                                kilometer

M                                 meters

PETROGRAPHIC                      the description and classification of rocks.

PORPHYRY                          rock  type  with  mixed  crystal  sizes,  i.e.
                                  containing   phenocrysts   of  one   or   more
                                  minerals.


PROBABLE (INDICATED) RESERVES     reserves  for which  quantity and grade and/or
                                  quality are computed from information  similar
                                  to that used for proven  (measured)  reserves,
                                  but the sites for  inspection,  sampling,  and
                                  measurement are farther apart or are otherwise
                                  less   adequately   spaced.   The   degree  of
                                  assurance, although lower than that for proven
                                  (measured) reserves, is high enough to assume continuity between points of observation.

PROVEN (MEASURED) RESERVES        reserves  for which (a)  quantity  is computed
                                  from   dimensions    revealed   in   outcrops,
                                  trenches,   workings  or  drill  holes;  grade
                                  and/or  quality are computed  from the results
                                  of  detailed  sampling;  and (b) the sites for
                                  inspection,   sampling  and   measurement  are
                                  spaced so closely and the  geologic  character
                                  is so well defined that size, shape, depth and
                                  mineral   content   of   reserves   are  well-
                                  established.

PYRITE                            iron sulphide

RESERVES that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

RHYOLITE                          a   fine-grained   extrusive   volcanic  rock,
                                  similar to granite in composition.

SHEAR ZONE                        where a fault  affects a width of rock  rather
                                  than being a single clean break,  the width of
                                  affected  rock  is  referred  to as the  shear
                                  zone.   The  term   implies   movement,   i.e.
                                  shearing.

STRIKE the direction of a horizontal line on the surface of the bed, or other planar feature.

TAILINGS                          material    rejected   from   a   mill   after
                                  recoverable   valuable   minerals   have  been
                                  extracted.

FORWARD LOOKING STATEMENTS

The Company cautions readers regarding forward looking statements found in the following discussion and elsewhere in this annual report and in any other statement made by, or on the behalf of the Company, whether or not in future filings with the Securities Exchange Commission ("SEC"). Forward looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments. Forward looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company's control and many of which, with respect to future business decisions, are subject to change. See "Item 3. Key Information - Risk Factors". These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward looking statements made by or on behalf of the Company. The Company disclaims any obligation to update forward looking statements.

                                     PART I


ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.
--------------------------------------------------------------------------------

Not applicable.


ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.
--------------------------------------------------------------------------------

Not applicable.


ITEM 3.  KEY INFORMATION.
--------------------------------------------------------------------------------

SELECTED FINANCIAL DATA

The selected financial data of the Company for the years ended May 31, 2004, 2003 and 2002, was derived from the financial statements of the Company which have been audited by D & H Group, independent Chartered Accountants, as indicated in their report which is included elsewhere in this report. The selected financial data set forth for the years ended May 31, 2001 and 2000, are derived from the Company's audited consolidated financial statements, not included herein.

The information in the following table was extracted from the more detailed consolidated financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under the heading "Item 5. Operating and Financial Review and Prospects".

Reference is made to Note 12 of the Company's consolidated financial statements included herein for a discussion of the material differences between Canadian generally accepted accounting principles ("GAAP") and US GAAP, and their effect on the Company's financial statements.


                                                                         YEAR ENDED MAY 31,
                                                                 (IN '000S, EXCEPT PER SHARE DATA)

                                                          2004         2003         2002         2001          2000
                                                          ----         ----         ----         ----          ----

Revenues                                                     -         $128         $362       $7,906        $6,735
Interest Income and Other                                  $95          $58       $1,339         $153          $411
Production Costs                                             -         $(84)       $(264)     $(2,877)      $(3,404)
General and Administrative                               $(288)       $(821)     $(1,280)     $(1,954)      $(1,692)
Stock-Based Compensation                                 $(154)           -            -            -             -
Interest Expense                                         $(234)       $(641)     $(1,079)     $(2,184)      $(2,981)
Depreciation, Depletion and Impairment                     $(2)     $(6,881)    $(39,482)     $(2,200)      $(2,269)
Legal and Litigation                                         -            -            -            -         $(352)
Research Development & Marketing                             -        $(364)       $(793)           -             -
Property investigations                                      -        $(247)           -            -             -
Gain on Sale of Petroleum Interests                          -            -            -         $321             -
Gain (Loss) on Sale of Marketable Securities                 -            -        $(115)         $37          $254
Impairment of Investment and Advances                        -        $(938)     $(1,101)     $(1,470)            -
Operating Income (Loss)                                  $(444)     $(8,023)    $(41,458)        $875         $(981)
Net Income (Loss)                                        $(582)     $(9,791)    $(42,414)     $(2,268)      $(3,298)
Earnings (Loss) Per Share                               $(0.06)      $(2.17)     $(11.65)      $(0.70)       $(1.40)
Weighted Average Number of Shares                       10,251        4,502        3,641        3,170         2,398



                                                                         YEAR ENDED MAY 31,
                                                                 (IN '000S, EXCEPT PER SHARE DATA)

                                                          2004         2003         2002         2001          2000
                                                          ----         ----         ----         ----          ----

Dividends per Share                                          -            -            -            -             -
Working Capital (Deficiency)                              $551      $(1,494)      $1,059       $2,762      $(18,961)
Resource Assets                                           $221            -       $7,822      $45,242       $53,548
Investment and Advances                                      -            -         $991       $1,160        $2,064
Other Assets                                               $85         $184         $341         $304          $408
Non-current Obligations                                      -            -            -            -             -
Shareholders' Equity                                      $857      $(1,310)      $4,505      $44,086       $32,622
Total Assets                                              $873         $411      $11,666      $54,937       $63,582
Capital Stock                                           70,594       67,568       61,316       58,482        45,825



Adjustment to United States Generally Accepted Accounting Principles

The consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP. Canadian GAAP differs in certain material respects from US GAAP. Material differences between Canadian and US GAAP and their effect on the Company's consolidated financial statements are summarized in the tables below.


                                                                          2004            2003             2002
                                                                            $               $                $

CONSOLIDATED STATEMENTS OF OPERATIONS
    AND COMPREHENSIVE INCOME

Loss for the year
    Canadian GAAP                                                         (582,395)     (9,790,501)     (42,414,241)
    Write-down of investment (i)                                                 -          69,273          901,715
    Write-off of option interests and exploration costs (ii)              (220,582)              -                -
    Impairment expense (iii)                                                     -               -       (2,792,345)
    Other compensation expense (v)                                         (27,000)              -         (285,050)
    Accretion of liability component of long-term debt (vi)                 92,139         156,183          357,732
    Induced early conversion of convertible debt securities (vii)                -      (1,634,181)               -
                                                                      ------------    ------------     ------------
    US GAAP                                                               (737,838)    (11,199,226)     (44,232,189)
                                                                      ------------    ------------     ------------

OTHER COMPREHENSIVE INCOME

    Unrealized holding gain (loss) on
       available-for-sale marketable securities (i)                         59,520         (69,273)        (941,486)
    Reclassification adjustment for gain on available for sale
       marketable securities included in net loss (i)                            -               -            3,209
                                                                      ------------    ------------     ------------
                                                                            59,520         (69,273)        (938,277)
                                                                      ------------    ------------     ------------
Comprehensive (loss) for the year                                         (678,318)    (11,268,499)     (45,170,466)
                                                                      ============    ============     ============

    Loss per share basic and fully diluted - US GAAP                        $(0.07)         $(2.50)         $(12.41)
                                                                      ============    ============     ============



                                                                          2004            2003
                                                                            $               $


CONSOLIDATED BALANCE SHEETS

Total Assets
    Canadian GAAP                                                          872,928         411,006
    Available for sale securities (i)                                       59,520               -
    Option interests and deferred exploration costs expensed (ii)         (220,582)              -
                                                                      ------------    ------------
    US GAAP                                                                711,866         411,006
                                                                      ============    ============

Total Liabilities
    Canadian GAAP                                                           16,356       1,720,695
    Equity component of long-term debt (vi)                                      -         430,922
    Accretion of liability component of long-term debt(vi)                       -        (338,860)
                                                                      ------------    ------------
    US GAAP                                                                 16,356       1,812,757
                                                                      ============    ============

Shareholders' Equity
    Canadian GAAP                                                          856,572      (1,309,689)
    Available for sale securities (i)                                       59,520               -
    Option interests and deferred exploration costs expensed (ii)         (220,582)              -
    Equity component of long-term debt (vi)                                      -        (430,922)
    Accretion of long-term component of long-term debt (vi)                      -         338,860
                                                                      ------------    ------------
    US GAAP                                                                695,510      (1,401,751)
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

(ii)     Option interests and deferred exploration costs

         Option interests and deferred exploration costs are accounted for in accordance with Canadian GAAP. The Company has determined for US GAAP purposes to expense the option payments and exploration costs relating to unproven mineral claims as incurred. In addition, US GAAP requires that exploration costs not be capitalized until a positive feasibility study is completed. The capitalized costs of such claims would then be assessed for impairment, on a periodic basis, to ensure that the carrying value can be recovered on an undiscounted cash flow basis. If the carrying value cannot be recovered on this basis, the mineral claims would be written down to net recoverable value on a discounted cash flow basis.

(iii)    Ceiling test on petroleum interests

         US GAAP requires that the net book value of proved petroleum interests not exceed the sum of the present value of estimated future net revenues (determined using current prices of petroleum production less estimated future expenditures to be incurred in developing and producing the proved reserves, discounted at ten percent). This ceiling test was performed effective May 31, 2002 and an impairment of $41,966,439 was required to be recorded.

(iv)     Private  Placements  of Common Stock and Special  Warrants with Related
         Parties

         US GAAP requires disclosure of private placements conducted by the Company where directors and officers of the Company are participants. During the 2004 fiscal year, directors, officers and companies controlled by the directors or officers acquired 450,000 shares (2003 - nil; 2002 - 159,300) of the Company, pursuant to private placements conducted by the Company, for cash proceeds of $90,000 (2002 - $2,708,100);

(v)      Private Placements of Common Stock

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

         Under US GAAP, loss and capital distributions for the 2004 fiscal year would increase by $27,000 (2003 - $nil; 2002 - $285,050) and $295,349
         (2003 - $nil; 2002 - $14,315), respectively, and share capital, as at May 31, 2004 would increase by $3,323,078 (2003 - $3,000,729; 2002 -
         $3,000,729). There is no net change to shareholders' equity.

(vi)     Accretion of Liability Component of Long-term Debt

         Under Canadian GAAP, compound financial instruments such as convertible debentures are required to be accounted for at the fair value of their components. Such accounting is not permitted under US GAAP unless the components are detachable, which they are not in this case.


(vii)    Induced Early Conversion of Convertible Debt Securities

         US GAAP requires a charge to operations on an induced early conversion of convertible debentures, equal to the fair value of all securities issued in excess of the securities issuable under the original terms. Canadian GAAP provides similar treatment, but requires the charge to be made to retained earnings as opposed to operations. There is no net change to shareholders' equity.

(viii)   Income Tax

         Under Canadian GAAP, future income tax assets relating to the potential benefit of income tax loss carry forwards are not recognized unless realization of the benefit is more likely than not. US GAAP provides similar treatment, but requires the benefit be recognized and a valuation allowance be recognized to fully offset the future incomes tax assets.

         As at May 31, 2004, the Company has fully reserved the $2,800,000 tax benefit of operating loss carryforwards, by a valuation allowance of the same amount, because the likelihood of realization of the tax benefit cannot be determined. Of the total tax benefit $150,000 is attributable to the 2004 fiscal year.

(ix)     Functional Currency

         The Company's functional currency is the Canadian dollar.

(x)      Development Stage Company

         The Company is in the exploration stage and, as of June 1, 2003, is considered a development stage company as defined by Statement of Financial Accounting Standards ("SFAS") No. 7. To May 31, 2004, the Company has accumulated a deficit of $582,395 while in the development stage.

The Company's consolidated statements of cash flow comply with US GAAP.

NEW ACCOUNTING STANDARDS

In May 2003, the Financial Accounting Standards Board ("FASB") issued Statement No. 150, "ACCOUNTING FOR CERTAIN FINANCIAL INSTRUMENTS WITH CHARACTERISTICS OF BOTH LIABILITIES AND EQUITY" ("SFAS No. 150"), which addresses how to classify and measure certain financial instruments with characteristics of both liabilities (or assets in some circumstances) and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Adoption of SFAS No. 150 on July 1, 2003 had no impact on the Company's financial position and results of operations.

In January 2003, the FASB issued Interpretation No. 46 "CONSOLIDATION OF VARIABLE INTEREST ENTITIES" ("FIN No. 46") (revised December 2003). FIN No. 46 clarifies the application of Accounting Research Bulletin No. 51 "CONSOLIDATED FINANCIAL STATEMENTS" to only certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the equity to finance its activities without additional subordinated financial support from other parties. FIN No. 46 applies immediately to variable interest entities created after January 31, 2003, and the variable interest entities obtained after that date. It applies at the end of the first annual reporting period beginning after June 15, 2003, to variable interests in which an enterprise holds a variable interest which was acquired before February 1, 2003. Adoption of FIN No. 46 on January 1, 2004 will not materially impact the Company's financial position or results of operations.

A similar guideline has been introduced in Canada, Accounting Guideline 15 "CONSOLIDATION OF VARIABLE INTEREST ENTITIES". This guideline applies to annual and interim periods beginning on or after November 1, 2004. The Company is continuing to evaluate the potential impact of Accounting Guideline 15.

In July 2003, the CICA released Section 1100 "GENERALLY ACCEPTED ACCOUNTING PRINCIPLES". This new section establishes standards for financial reporting in accordance with generally accepted accounting principles. It describes what constitutes Canadian GAAP and its sources, replacing "FINANCIAL STATEMENT CONCEPTS" paragraph 1000.59-61. Also, in July 2003, the CICA released Section 1400, "GENERAL STANDARDS OF FINANCIAL STATEMENT PRESENTATION". This section clarifies what constitutes fair presentation in accordance with Canadian GAAP. Both these sections are effective for fiscal years beginning on or after October 1, 2003 and the Company is currently evaluating their impact.

EXCHANGE RATE HISTORY

The following table sets forth the average exchange rate for one Canadian dollar expressed in terms of one US dollar for the fiscal years ended May 31, 2004, 2003, 2002, 2001, and 2000.

        PERIOD                                                    AVERAGE
        ------                                                    -------

        June 1, 2003 - May 31, 2004                                0.7443
        June 1, 2002 - May 31, 2003                                0.6574
        June 1, 2001 - May 31, 2002                                0.6377
        June 1, 2000 - May 31, 2001                                0.6596
        June 1, 1999 - May 31, 2000                                0.6792

The following table sets forth high and low exchange rates for one Canadian dollar expressed in terms of one US dollar for the six-month period ended October 31, 2004.

        MONTH                                HIGH                   LOW
        -----                                ----                   ---

        October 2004                        0.8201                 0.7858
        September 2004                      0.7906                 0.7651
        August 2004                         0.7714                 0.7506
        July 2004                           0.7644                 0.7489
        June 2004                           0.7459                 0.7261
        May 2004                            0.7364                 0.7158

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

The noon rate of exchange on November 24, 2004, reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was CDN$1.1813 (US$0.8465 = CDN$1.00).

RISK FACTORS

The Company has, in the past, conducted business primarily in the petroleum and natural gas industry. As of the date of this annual report, the Company no longer is active in this industry. The Company has, however, entered into an option agreement which resulted in the Company conducting mineral exploration activities. See "Item 4. Information on the Company. Principal Properties - El Nayar Project, Mexico". The following risk factors apply to the Company's mineral exploration activities.

THE COMPANY HAS LIMITED FINANCIAL RESOURCES AND IF THE COMPANY IS UNABLE TO SECURE ADDITIONAL FUNDING AND/OR IF THE COMPANY'S EXPLORATION PROGRAMS ARE UNSUCCESSFUL, THE COMPANY MAY FAIL.

Mineral exploration involves significant risk and few properties that are explored are ultimately developed into producing mines. Substantial expenditures may be required to establish ore reserves through drilling, to develop metallurgical processes to extract the metals from the ore and to construct the mining and processing facilities at any site chosen for mining. Current exploration programs may not result in any commercial mining operation. The Company's option relates to unproved mineral claims which are without a known body of commercial ore and the proposed programs are an exploratory search for ore. The Company is presently carrying out exploration with the objective of establishing an economic body of ore. If the Company's proposed exploration programs are successful, additional funds will be required for the development of an economic ore body and to place it into commercial production. The only sources of future funds presently available to the Company are the sale of equity capital, the exercise of warrants and options or the offering by the Company of an interest in the mineral claim to be earned to another party or parties. If the Company is unable to secure additional funding, the Company may lose its interest in one or more of its mineral claims and/or may be required to cease operations.

IF THE COMPANY ISSUES SHARES OR OPTIONS TO ITS OFFICERS, DIRECTORS OR KEY EMPLOYEES, OR IF THE COMPANY OBTAINS FUNDING THROUGH THE SALE OF ADDITIONAL COMMON SHARES, THE SHAREHOLDERS WILL EXPERIENCE DILUTION.

The Company may in the future grant to some or all of its directors, officers, insiders and key employees options to purchase the Company's common shares as non-cash incentives to those employees. Such options may be granted at exercise prices equal to market prices, or at prices as allowable under the policies of the TSX Venture Exchange ("TSXV"), when the public market is depressed. To the extent that significant numbers of such options may be granted and exercised, the interests of then existing shareholders of the Company will be subject to additional dilution.

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

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly junior natural resources exploration companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the Company's common shares fluctuated from a high of $0.37 to a low of $0.05 during the 12-month period ending October 31, 2004. Continued price fluctuations will have a significant impact on the Company's ability to complete equity financings.

THE COMPANY'S OPERATIONS ARE SUBJECT GOVERNMENT REGULATIONS WHICH MAY SUBJECT THE COMPANY TO PENALTIES FOR FAILURE TO COMPLY AND MAY LIMIT THE COMPANY'S ABILITY TO CONDUCT EXPLORATION ACTIVITIES AND COULD CAUSE THE COMPANY TO DELAY OR ABANDON ITS PROJECTS.

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

The Company's exploration activities may be subject to foreign, federal, state, provincial and local laws and regulations governing the protection of the environment, including laws and regulations relating to air and water quality, waste disposal, and the protection of endangered or threatened species. The Company's exploration activities may be subject to foreign, federal, state, provincial and local laws and regulations for protection of surface and ground water.

If the Company undertakes new, or significantly expands its existing exploration activities the Company may be required to obtain pre-construction environmental and land use review and comply with permitting, control and mitigation requirements of the jurisdiction in which such operations are to be located.
Compliance with new requirements could impose costs on the Company in the future, the materiality of which cannot reasonably be predicted at this time. Any change in the applicable laws or regulations could have an adverse effect on any mining project which the Company might undertake. Also, the Company may require additional permits for its future operations, which may or may not be obtainable on reasonable terms.

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

THE COMPANY'S MINERAL CLAIM INTERESTS ARE LOCATED IN MEXICO, THE LAWS OF WHICH MAY PREVENT OR DELAY THE COMPANY'S EXPLORATION ACTIVITIES AND COULD CAUSE THE COMPANY TO DELAY OR ABANDON ITS PROJECTS.

The project in which the Company has an interest is located in Mexico. Mineral exploration activities in Mexico may be affected in varying degrees by political instability and government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriations of property, environmental legislation and mine safety. The status of Mexico as a developing country may make it more difficult for the Company to obtain any required financing for its projects. The effect of all of these factors cannot be accurately predicted. Notwithstanding the progress achieved in restructuring the Mexican political institutions and revitalizing its economy, the present administration, or any successor government, may not be able to sustain the progress achieved. While the Mexican economy has experienced growth in recent years, such growth may not continue in the future at similar rates or at all. If the economy of Mexico fails to continue its growth or suffers a recession, the Company may not be able to continue its operations in this country. The Company does not carry political risk insurance.

All of the mineral claim interests are located outside of Canada, in Mexico. As a result, such assets may be affected by government regulations and treaties, as well as by laws and policies of Canada affecting foreign trade, investment and taxation. In addition, it may be difficult to enforce judgments obtained in Canadian courts against assets located outside of Canada.

EXPLORATION FOR MINERALS ON THE COMPANY'S PROJECTS ARE SUBJECT TO SIGNIFICANT RISKS WHICH COULD INCREASE THE COSTS OF EXPLORATION AND COULD CAUSE THE COMPANY TO DELAY OR ABANDON ITS PROJECTS.

The Company's exploration projects are without a known ore body of commercial ore. Mineral exploration involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. The long- term profitability of the Company's operations will be, in part, directly related to the cost and success of its exploration programs, which may be affected by a number of factors beyond the Company's control.

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

The Company will rely upon consultants and others for exploration and, if required, development expertise. If any of the Company's option interests merit development, substantial expenditures will be required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. The Company may not discover minerals in sufficient quantities to justify commercial operations and the Company may not be able to obtain the funds required for development on a timely basis. The economics of developing gold, silver and other mineral properties is affected by many factors including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection.

BECAUSE THE COMPANY IS SUBJECT TO COMPLIANCE WITH GOVERNMENTAL REGULATION, THE COST OF ITS EXPLORATION PROGRAMS MAY INCREASE, WHICH MAY CAUSE THE COMPANY TO HAVE TO ABANDON SUCH PROGRAMS.

The Company's operations may be subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

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

The Company's property interests are not in a developed area and the availability of infrastructure (water and power, and in some areas roads) at an economic cost cannot be assured. Power is an integral requirement of any production facility on such properties. In the event the Company is unable to obtain water or power at any of the properties in which the Company has an interest, the Company may not be able to conduct its exploration activities, or in the event the Company discovers mineralization, the Company may not be able to begin a development program, in which case the Company may lose its interest in the property or may have to abandon the property.

THE COMPANY MAY NOT HAVE PROPER TITLE TO ITS PROPERTIES AND, AS A RESULT, MAY INCUR SIGNIFICANT EXPENSES TO OBTAIN PROPER TITLE, OR MAY HAVE TO ABANDON ANY SUCH PROPERTIES.

The Company owns, leases or has under option, unpatented and patented mining claims, mineral claims or concessions which constitute the Company's property holdings. The ownership and validity of unpatented mining claims and concessions are often uncertain and may be contested.

In those jurisdictions where the Company has property interests, the Company makes a search of mining records in accordance with mining industry practices to confirm that it has acquired satisfactory title to its properties but does not intend to obtain title insurance with respect to such properties. The possibility exists that title to one or more of the concessions in which the Company has an interest, particularly title to undeveloped claims, might be defective because of errors or omissions in the chain of title, including defects in conveyances and defects in locating or maintaining such claims, or concessions.

The boundaries of some of the Company's property interests have not been surveyed and, therefore, the precise location and area of these mining properties may be in doubt. The Company is not aware of challenges to the location or area of the unpatented mining claims in which the Company has acquired an interest.

IF THE COMPANY IS UNABLE TO EFFECTIVELY COMPETE AGAINST OTHER COMPANIES, OR IF THE COMPANY CANNOT MARKET ANY MINERALS DISCOVERED ON THE PROPERTIES IN WHICH THE COMPANY HAS AN INTEREST, THE COMPANY MAY HAVE TO CEASE OPERATIONS.

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

THE COMPANY'S OPERATION IN MEXICO WILL SUBJECT THE COMPANY TO FOREIGN CURRENCY FLUCTUATIONS WHICH MAY INCREASE THE COMPANY'S EXPENSES AND, IN THE EVENT THE COMPANY ACHIEVES PROFITABILITY, REDUCE THE COMPANY'S PROFITABILITY.

The Company's operation in Mexico will make it subject to foreign currency fluctuation and such fluctuation may adversely affect the Company's financial position and results. The Company's foreign subsidiary comprises a direct and integral extension of the Company's operations. The subsidiary is also entirely reliant upon the Company to provide financing in order for it to continue its activities. Consequently, the functional currency of the subsidiary is considered by management to be the Canadian dollar and accordingly exchange gains and losses are included in net income. The Company maintains its cash and cash equivalent amounts primarily in Canadian and U.S. denominated currencies. The Company does not currently engage in hedging activities.

CONFLICTS OF INTEREST MAY ARISE AMONG THE MEMBERS OF OUR BOARD OF DIRECTORS AND SUCH CONFLICTS MAY CAUSE THE COMPANY TO ENTER INTO TRANSACTIONS ON TERMS WHICH ARE NOT BENEFICIAL TO THE COMPANY.

Several of the Company's directors are also directors, officers or shareholders of other companies. Some of the directors and officers are engaged and will continue to be engaged in the search for additional business opportunities on behalf of other corporations, and situations may arise where these directors and officers will be in direct competition with the Company. Such associations may give rise to conflicts of interest from time to time. Such a conflict poses the risk that the Company may enter into a transaction on terms which could place the Company in a worse position than if no conflict existed. Conflicts, if any, will be dealt with in accordance with the relevant provisions of the BUSINESS CORPORATIONS ACT (British Columbia) (the "BCBCA"). The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest which they many have in any project or opportunity of the Company. However, each director has a similar obligation to other companies for which such director serves as an officer or director. In order to avoid the possible conflict of interest which may arise between the directors' duties to the Company and their duties to the other companies on whose boards they serve, the directors and officers of the Company have agreed to the following:

1. participation in other business ventures offered to the directors will be allocated between the various companies and on the basis of prudent business judgment and the relative financial abilities and needs of the companies to participate;

2. no commissions or other extraordinary consideration will be paid to such directors and officers; and

3. business opportunities formulated by or through other companies in which the directors and officers are involved will not be offered to the Company except on the same or better terms than the basis on which they are offered to third party participants.

See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest". As of the date of this annual report all material conflicts of interests which have arisen since June 1, 2003, have been described in "Item 7. Major Shareholders and Related Party Transactions."

If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter, and the minutes of the meeting will reflect such disclosure and abstention from voting. In determining whether or not the Company will participate in any project or opportunity, the board of directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

THE PRICES OF METALS FLUCTUATE IN THE MARKET AND SUCH FLUCTUATIONS COULD NEGATIVELY IMPACT THE COMPANY'S ABILITY TO RAISE FUNDING AND MAY CAUSE CERTAIN ACTIVITIES TO BECOME UNECONOMIC.

Factors beyond the control of the Company may affect the marketability of any substances discovered. The prices of various metals have experienced significant movement over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs in major mineral producing regions. Variations in the market prices of metals may impact on the Company's ability to raise funding to continue exploration of its properties. In addition, any significant fluctuations in metal prices will impact on the Company's decision to accelerate or reduce its exploration activities.

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

Corporate accounting, management and administration are provided, in part, by Chase Management Ltd. ("Chase"), a company owned by Mr. Nick DeMare, a director and the President, Chief Executive Officer and Chief Financial Officer of the Company. In the event the Company needs to employ additional personnel, it will need to recruit qualified personnel to staff its operations. The Company believes that such personnel currently are available at reasonable salaries and wages in the geographic areas in which the Company and its subsidiary operates. There can be no assurance, however, that such personnel will be available in the future. In addition, it cannot be predicted whether the labour staffing at any of the Company's projects will be unionized, which may result in potentially higher operating costs.

THE COMPANY'S SHARES ARE SUBJECT TO THE SEC'S PENNY STOCK RULES, WHICH MAY RESTRICT THE ABILITY OF BROKERS TO SELL THE COMPANY'S COMMON STOCK AND MAY REDUCE THE SECONDARY MARKET FOR THE COMMON STOCK.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stock". Generally, penny stocks are equity securities with a price of less than US $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system). If the Company's shares are traded for less than US $5 per share, as they currently are, the shares will be subject to the SEC's penny stock rules unless (1) the Company's net tangible assets exceed US $5,000,000 during the Company's first three years of continuous operations or US $2,000,000 after the Company's first three years of continuous operations; or (2) the Company has had average revenue of at least US $6,000,000 for the last three years. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prescribed by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. Since the Company's shares are traded for less than US $5.00 per share, the Company's common stock is subject to the penny stock rules. Therefore, the holders of the common stock may find it difficult to sell the common stock of the Company. These rules may restrict the ability of brokers to sell the common stock and may reduce the secondary market for the common stock. A limited secondary market may result in a decrease in the value of the shares and/or a partial or total loss of an investor's investment.

THE COMPANY MAY BE DEEMED TO BE A "PASSIVE FOREIGN INVESTMENT COMPANY" FOR U.S. TAX PURPOSES WHICH COULD SUBJECT U.S. SHAREHOLDERS TO INCREASED TAX LIABILITY.

The Company may be deemed to be a "Passive Foreign Investment Company". See "Item 10. Additional Information - Taxation." As a result, a United States holder of the Company's common shares could be subject to increased tax liability, possibly including an interest charge, upon the sale or other disposition of the United States holder's common shares or upon the receipt of "excess distributions," unless such holder made an election either to (1) include in his or her taxable income certain undistributed amounts of the Company's income or (2) mark to market his or her Company common shares at the end of each taxable year as set for in Section 1296 of the Code.

THIS ANNUAL REPORT CONTAINS STATEMENTS ABOUT FUTURE EVENTS AND RESULTS WHICH MAY NOT BE ACCURATE.

Statements contained in this annual report that are not historical facts are forward-looking statements that involve risks and uncertainties. Such statements may not prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Without limiting the generality of the foregoing, such risks and uncertainties include interpretation of results and geology, results of pre-feasibility and feasibility studies, recovery, accidents, equipment breakdowns, labor disputes or other unanticipated difficulties with or interruptions in production, delays in exploration activities, political risks involving doing business in other nations and the policies of these other nations, the inherent uncertainty of production fluctuations and failure to obtain adequate financing on a timely basis.

THE COMPANY IS DEPENDENT UPON ITS MANAGEMENT AND THE LOSS OF ANY OF ITS MANAGEMENT AND/OR IF THE COMPANY IS UNABLE TO RECRUIT ADDITIONAL MANAGERS COULD NEGATIVELY IMPACT THE COMPANY'S ABILITY TO CONTINUE ITS OPERATIONS.

The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of its key officer, Mr. Nick DeMare, a director and the President, Chief Executive Officer and Chief Financial Officer of the Company. The loss of services of Mr. DeMare could have a material adverse effect on the Company. The Company has not entered into employment agreements with any of its officers and is not expected to do so in the foreseeable future. The Company has not obtained key-man life insurance on any of its officers or directors. The Company's ability to recruit and retain highly qualified management personnel is critical to its success; if it is unable to do so this may materially affect the Company's financial performance.

INVESTORS IN THE UNITED STATES MAY NOT BE ABLE TO ENFORCE THEIR CIVIL LIABILITIES AGAINST THE COMPANY OR ITS DIRECTORS AND OFFICERS.

It may be difficult to bring and enforce suits against the Company. The Company is a corporation domiciled in British Columbia. None of the Company's directors are residents of the United States, and all or a substantial portion of their assets are located outside of the United States. As a result, it may be difficult for U.S. holders of the Company's common shares to effect service of process on these persons within the United States or to enforce judgements obtained in the U.S. based on the civil liability provisions of the U.S. federal securities laws against the Company or its officers and directors. In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against the Company, its officers or directors predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against the Company, its officers or directors predicated upon the U.S. federal securities laws or other laws of the United States.

However, U.S. laws would generally be enforced by a Canadian court provided that those laws are not contrary to Canadian public policy, are not foreign penal laws or laws that deal with taxation or the taking of property by a foreign government and provided that they are in compliance with applicable Canadian legislation regarding the limitation of actions. Also, a judgment obtained in a U.S. court would generally be recognized by a Canadian court except, for example:

         a) where the U.S. court where the judgment was rendered had no jurisdiction according to applicable Canadian law;

         b) the judgment was subject to ordinary remedy (appeal, judicial review and any other judicial proceeding which renders the judgment not final, conclusive or enforceable under the laws of the applicable state) or not final, conclusive or enforceable under the laws of the applicable state;

         c) the judgment was obtained by fraud or in any manner contrary to natural justice or rendered in contravention of fundamental principles of procedure;

         d) a dispute between the same parties, based on the same subject matter has given rise to a judgment rendered in a Canadian court or has been decided in a third country and the judgment meets the necessary conditions for recognition in a Canadian court;

         e) the outcome of the judgment of the U.S. court was inconsistent with Canadian public policy;

         f) the judgment enforces obligations arising from foreign penal laws or laws that deal with taxation or the taking of property by a foreign government; or

         g) there has not been compliance with applicable Canadian law dealing with the limitation of actions.

ITEM 4.  INFORMATION ON THE COMPANY.
--------------------------------------------------------------------------------


HISTORY AND DEVELOPMENT OF THE COMPANY

NAME AND INCORPORATION

The Company was incorporated under the British Columbia Company Act ("BC Company Act") on September 7, 1989, as "No. 207 Sail View Ventures Ltd." On October 2, 1989, the Company changed its name from "No. 207 Sail View Ventures Ltd." to "Ingot Properties Ltd." On June 26, 1992, the Company changed its name from
"Ingot Properties Ltd." to "San Pedro Resources Ltd." On July 15, 1994, the Company changed its name from "San Pedro Resources Ltd." to "Hilton Petroleum Ltd." On March 2, 2004, the Company changed its name from "Hilton Petroleum Ltd." to "Hilton Resources Ltd."

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

On April 1, 1999, pursuant to an agreement (the "Arrangement Agreement") dated February 5, 1999, in which the Company completed a merger with Stanford Oil & Gas Ltd. ("Stanford"), a public company with common management, Stanford became a wholly-owned subsidiary of the Company. In conjunction with the Amalgamation with Stanford the Company changed its domicile through continuation from British Columbia to the Yukon Territory under the BUSINESS CORPORATIONS ACT (Yukon) (the "YBCA").

Effective November 30, 2002, the Company determined to write-off its net investments in, and cease funding of Hilton U.S. and STB Energy, Inc. ("STB Energy"). See "Item 4. Information on the Company - Business Overview". On December 30, 2002, the Company completed a consolidation of its share capital on a one new for ten old basis.

In May 2003, the Company terminated the option agreement relating to certain resource properties in China and Mongolia. Under the agreement, which was entered into in June 2002, the Company could acquire a 100% interest in the properties by paying $3.2 million and issuing common shares. In October 2003, the Company concluded an option agreement, to acquire an interest in a gold/silver project in Mexico. See "Item 4. Information on the Company - Principal Properties - El Nayar Project, Mexico."

On March 29, 2004, the British Columbia legislature enacted the BCBCA and repealed the BC Company Act. At the Company's annual and special meeting of shareholders held on November 18, 2004, the Company received shareholder approval to continue its corporate jurisdiction into British Columbia under the BCBCA. See "Item 10. Additional Information - Memorandum and Articles of Association". Effective November 23, 2004, the Company changed its domicile through continuation from the Yukon Territory to British Columbia under the BCBCA.

The Company's  registered and principal business office is located at Suite 1305
- 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7. The contact person is Nick DeMare, President. The telephone number is (604) 685-9316 and the facsimile number is (604) 683-1585. The Company does not have a registered agent in the United States.

The Company's common shares were listed on the Vancouver Stock Exchange (the "VSE") through November 28, 1999. Effective November 29, 1999, the VSE and the Alberta Stock Exchange (the "ASE") merged and began operations as the Canadian Venture Exchange (the "CDNX"). On April 8, 2002, the CDNX was renamed the TSX Venture Exchange. The TSXV classifies listed companies into two different tiers based on standards, which include historical financial performance, stage of development and financial resources. The Company trades on the TSXV under the symbol "HPM" and on January 28, 2004, was re-classified as a Tier 2 company for not maintaining the requirements for a Tier 1 company. Tier 1 is the TSXV's premier tier and is reserved for the TSXV's most advanced issuers with the most significant financial resources. Tier 1 issuers benefit from decreased filing requirements and improved service standards. The majority of the companies listed on the TSXV are Tier 2 companies.

Effective February 7, 2001, the Company's common stock was approved for trading on the Over-the-Counter Bulletin Board (the "OTC Bulletin Board") operated by the National Association of Securities Dealers. The Company's common shares currently trade on the OTC Bulletin Board under the symbol "HPMOF".

BUSINESS OVERVIEW

The Company was historically engaged in the business of acquiring leasehold interests in petroleum and natural gas rights, and the exploration for and development, production and sale of petroleum and natural gas in the continental United States.

During fiscal 2001, the Company continued its participation in the exploration of the East Lost Hills Project, with the funding of the completion of the ELH #1 well and the ongoing drilling of the ELH #2 well and the commencement of the ELH #3, ELH #4, and ELH #9 wells, at a cost of $7.8 million. The Company also paid $1.1 million for its share of the gas facility at East Lost Hills and $2.4 million for the acquisition and exploration of other oil and gas prospects located in regional California. Production from the ELH #1 well commenced in February 2001. In March 2001, the Company completed the sale of substantially all of its non-California petroleum and natural gas interests to Exco Resources Inc. ("Exco") for net proceeds of $19.9 million.

During fiscal 2001, the Company raised $9.5 million from the issuance of common shares and $4.7 million from the issuance of convertible debentures. These proceeds, along with the sale of the non-California petroleum and natural gas interests, enabled the Company to repay $21.9 million of debt.

During fiscal 2002, the Company was faced with significant funding commitments for its continued participation in the East Lost Hills and Greater San Joaquin Joint Venture's exploration programs. The poor results at East Lost Hills had a negative impact on the Company's share price and on the Company's ability to conduct either equity or debt financing. In addition, the combination of reduced commodity prices and constrained production at ELH #1 further reduced the Company's ability to meet its funding commitments. Due to the lack of financial resources, the Company ceased further funding of its share of costs at the East Lost Hills Project and Greater San Joaquin Joint Venture. As a result, in February 2002, the Company withdrew from participation in the Greater San Joaquin Joint Venture and, in May 2002, concluded an agreement with Anadarko Petroleum Corporation and certain other participants on the ongoing evaluation of the ELH #4 and ELH #9 wells, whereby the funding parties have assumed all of the unpaid amounts, estimated to be $7.2 million at the time of the agreement, and future costs in completing the evaluation of these wells. In return, they will be entitled to recover their costs, plus a penalty, of 300% of the costs, from production from these wells.

During fiscal 2002, the Company identified business opportunities in the field of proprietary software programs utilizing "artificial intelligence". The Company formed A.I. Solutions Ltd. ("A.I. Solutions") to pursue these opportunities. All research, development and marketing activities were contracted out to arms-length parties.

On December 2, 2002, the Company received confirmation from the operator that it had formally proposed the plugging and abandonment of the ELH #4 and #9 wells. In light of the results and uncertainties of any further activities at East Lost Hills by the joint venture, the Company determined that it would no longer provide further funding to Hilton U.S. and STB Energy (collectively the "Petroleum Subsidiaries"), two wholly-owned subsidiaries which conducted all of the Company's petroleum and natural gas operations. The Company's remaining $5.3 million net investment in the Petroleum Subsidiaries was written off and the Company ceased to record the activities of the Petroleum Subsidiaries.

During fiscal 2003, the Company, through A.I. Solutions, funded on a reduced basis, the development of proprietary software programs using artificial intelligence. The Company expended $364,000 on the research, development and marketing of these products. These activities were unsuccessful in developing a marketable product. No revenues were generated. No further expenditures are anticipated to be incurred on this business.

On December 30, 2002, the Company completed a consolidation of its share capital on a one new for ten old basis.

During the latter part of the 2003 fiscal year, the Company reviewed a number of business opportunities and asset acquisitions. In October 2003, the Company concluded an option agreement to acquire an interest in a gold/silver project in Mexico. See "Item 4. Information on the Company - Principal Properties - El Nayar Project, Mexico" and "Item 5. Operating and Financial Review and Prospects". During the 2004 fiscal year, the Company completed a number of private placement financings for 6,130,000 common shares, for $865,750. These funds were used for working capital purposes and exploration activities on the El Nayar Project. However, the Company will require additional funds to fulfill its funding requirements on the El Nayar Project. Most likely, the Company will need to issue additional shares to finance its proposed activities; however, there are no assurances that any such financings will be approved or completed.

Effective May 31, 2004, the Company abandoned Stanford and A.I. Solutions.

DISPOSITIONS

During fiscal 2003, the Company abandoned all of its petroleum operations. Accordingly, it recorded a net charge of $6,881,119 for depreciation, depletion and impairment of its petroleum interests. The Company did not dispose of any property interests during fiscal 2004, nor did the Company dispose of any property interests during fiscal 2002. However, during fiscal 2002, the Company recorded a charge of $39,482,069 for depreciation, depletion and impairment, which primarily reflected a significant reduction in the Company's economic reserves resulting from a combination of a significant decrease in estimated proven resources due to the problems encountered at East Lost Hills, significant drop in oil and gas prices, the impairment charge as a result of the Company's withdrawal from the Greater San Joaquin Joint Venture and unsuccessful drilling results in exploration prospects in Regional California. Effective May 31, 2004, the Company formally abandoned A.I. Solutions and Stanford. These companies were inactive throughout fiscal 2004.

EXPLORATION EXPENDITURES

During  fiscal  2004,  the  Company  incurred   $103,971  for  mineral  property
acquisition costs and $116,611 for exploration costs on its mineral property interests. During fiscal 2003 and 2002, the Company incurred $655,786 and $3,169,417 respectively, on the acquisition, exploration and development of its petroleum interests. The Company also incurred $364,413 and $793,237 during fiscal 2003 and 2002, respectively, on research, development and marketing of software.

No mineral property acquisitions or exploration expenditures were made in fiscal 2003 or 2002.

2005 EXPLORATION BUDGET

As of the date of this annual report, the Company anticipates that it will undertake a surface exploration program and completion of geological mapping and reconnaissance and prospecting on the El Nayar Project. The Company's budget for this exploration work is US $60,000. The Company intends to finance the planned exploration from existing working capital.

SALES AND REVENUE DISTRIBUTION

As of the date of this annual report, the Company has not generated any revenues from its mineral properties.

The Company's share of petroleum, natural gas and natural gas liquids produced from its wells was sold to a variety of purchasers at the wellhead in the United States. All of its sales were conducted with unaffiliated customers. These purchasers provided a ready market for all of the Company's production and paid the local market price, which fluctuated based upon prevailing market conditions. Due to the number of purchasers in each area, the loss of one or a number of purchasers did not pose a significant risk to the continuity of the Company's operations. As of the date of this annual report, the Company does not generate any petroleum, natural gas and natural gas liquids revenue.

Total revenues, interest and other income reported for fiscal 2004, 2003 and 2002, were as follows:


                                                                  ($ IN 000)
                                                 --------------------------------------------
                                                             YEARS ENDED MAY 31,
                                                 --------------------------------------------
                                                    2004            2003             2002


Petroleum and Natural Gas Sales
     - United States                             $         -     $       128      $       362
                                                 -----------     -----------      -----------
Interest and Other Income
     - United States                                       -               -            1,290
     - Canada                                             95              58               49
                                                 -----------     -----------      -----------
                                                          95              58            1,339
                                                 -----------     -----------      -----------
Total Revenue, Interest and Other Income         $        95     $       186      $     1,701
                                                 ===========     ===========      ===========

PRINCIPAL PROPERTIES

EL NAYAR PROJECT, MEXICO

[MAP 1 - Map of Mexico from PGS Pacific Geological Services indicating the location of the El Nayar Concessions, with a close-up inset map showing the location of the El Nayar Project in relationship to the city of Guadalajara taken from the December 18, 2003 report by John Nebocat, P. Eng., entitled the "Report on the Geology and Mineral Deposits on the El Nayar Project, Ixtlan del Rio, Nayarit, Mexico" ]

Property Agreements

On October 1, 2003, the Company finalized a heads of agreement for an option to acquire a 60% interest in the El Nayar Project, which included the Guanajuatillo Mine and La Castellana, San Jorge Properties totalling approximately 6,766 hectares in the State of Nayarit, Mexico. The optionor is Minera San Jorge S.A. de C.V. ("MSJ"), a private Mexican company at arms-length to the Company.

The Company may earn an initial 60% interest, in consideration of making option payments to MSJ totaling US $50,000 (paid) and the issuance of a total of 1.1 million common shares and funding US $1 million of expenditures, on the following basis:

        DATE                                  SHARE ISSUANCES     EXPENDITURES
                                                                      US $

        January 27, 2004                             100,000                 -
        May 27, 2004 (incurred)                            -            40,000
        January 27, 2005                             200,000           250,000
        July 27, 2005                                      -           710,000
        January 27, 2006                             300,000                 -
        January 27, 2007                             500,000                 -
                                                ------------      ------------
                                                   1,100,000         1,000,000
                                                ============      ============

Issuance of the initial 100,000 common shares was pending clarification of certain property titles. This has now been resolved and the Company is proceeding with the issuance of the 100,000 common shares.

The Company has paid $19,741 (US $15,000) of underlying option payments and $18,966 land holding costs required of the optionor. The Company has also agreed to pay land holding costs totaling approximately $137,428. Future option payments to the concession holders are as follows:

                                                             US $

        December 2004                                         25,000
        June 2005                                             30,000
        December 2005                                         35,000
        June 2006                                             40,000
        December 2006                                         80,000
                                                        ------------
                                                             210,000
                                                        ============

These option payments and land holding costs will be included as part of the expenditure commitment for the Company's earn-in.

Upon having earned the initial 60% interest, the Company may purchase the remaining 40% interest in the El Nayar Project by payment in cash or issuances of common shares for an amount to be determined based on the net present value of the El Nayar Project.

Introduction

The property which forms the basis of the Company's El Nayar Project is located in the State of Nayarit, in thinly populated, rugged terrain some 120 kilometers northwest of Guadalajara, in the Los Mezquites sector of the Hostotipaquillo Mining District. As of the date of this annul report the El Nayar Project consists of four contiguous claims (concesiones mineros) with an aggregate area of 6,745 hectares. Initially, the El Nayar Project comprised five claims, but the tiny Los Limones claim, separate from the main claim group and lying approximately 4.5 kilometers to the south, was judged too small and isolated for rational exploration and was returned to the owner after cursory examination

The claim statistics are as follows:

CLAIM                 CLAIM              LICENSE          TITLE HOLDER                         CLAIM AREA
NAME                  TYPE                 NO.                100%                             (HECTARES)

San Jorge IV          Exploration         206265           MSJ                                   6,575.07
La Castellana         Mining              161793           Pablo Antonio Fitch Parent               32.00
San Jorge VII         Mining              209418           Francisco Javier Azpeitia J. &           93.96
                                                           Lourdes del C. Mercado Maraveles
Guanajuatillo         Mining              596762           MSJ                                      44.20
                                                                                                 --------
                                                           TOTAL AREA                            6,745.23
                                                                                                 ========

The El Nayar Projecty is without known reserves and the Company's proposed program is exploratory in nature.

The following discussion is partly based on a geological report written for the Company. The "Report on the Geology and Mineral Deposits on the El Nayar Project, Ixtlan del Rio, Nayarit, Mexico" (the "El Nayar Report") was written by John Nebocat, P. Eng., on December 18, 2003. Mr. Nebocat visited the El Nayar Project in the preparation of the El Nayar Report. The El Nayar Report is available on the SEDAR website, www.sedar.com.

Property Description and Location

The El Nayar group of claims lies immediately north of the village of Los Mezquites and is bisected by the Rio Grande de Santiago (hereafter "Santiago River"), which flows from SE to NW through the property. The terrain is characterized by a profusion of steep sided conical hills and deeply incised river valleys. The greater part of the project area is hilly upland where scattered tiny communities engage in subsistence farming. Access to these communities is by bridle-path, and mule the main mode of transport. In the south of the claims, a rough all-weather road about six kilometers long links Los Mezquites with the hamlet of La Playa, on the east bank of the Santiago River. Los Mezquites is reached from the main Guadalajara - West Coast Highway by 19 kilometers of well-maintained dirt road which leaves the highway at San Antonio, a village between the population centers Magdalena and Ixtlan del Rio.

The La Castellana Mine (and concession) is owned by Pablo Antonio Fitch Parente. MSJ has a pre-existing agreement with Mr. Fitch whereby MSJ has the right to purchase 100% of the La Castellana concession for US $150,000. The terms of the agreement stipulate a US $5,000 payment on December 13, 2003 (paid), a further US $10,000 on June 13, 2004 (paid), US $15,000 On December 13, 2004, US $20,000 on June 13, 2005,  US $25,000 on December 13, 2005,  US $30,000 on June 13, 2006
and a final payment of US $45,000 on December 16, 2006.

The San Jorge VII concession is owned by Francisco Javier Azpeitia Jaramillo and Lourdes del Carmen Mercado Maraveles. MSJ has an option to acquire a 100% interest in the property by paying the owner US $90,000. The terms of the underlying agreement with Mr. Azpeitia require MSJ to make a US $5,000 payment on December 11, 2003 (paid), a payment of US $10,000 on June 11, 2004 (paid), US $10,000 on December 11, 2004, US $10,000 on June 11, 2005, US $10,000 on
December  11,  2005,  US $10,000 on June 11, 2006 and US $35,000 on December 11,
2006.

Taxes are due every six (6) months, on or before January 31st and July 31st. These taxes are for exploration and mining rights only. Surface rights taxes are paid only by the surface owner; mining rights to do not entitle surface rights. In the case of exploitation titles, an additional tax is owed according to the amount of ore that has been mined.

Before, or on, May 30th of each year, a proof of the work that has been done during the last year has to be presented in Direccion de Minas. The report has to indicate the type of work that has been done in the mining claim and the amounts of the expenses that have been incurred. The invoices and receipts of such expenses must exist and can cover surveying works, roads, sampling, geology, lab invoices, etc. The report is called "Comprobacion de Obras". It contains a description of the different works accomplished, copies of the main invoices and small descriptions of the mineral reserves (if that is the case).

Exploration titles are given after presenting an application for an exploration concession and the assessment work done by a Registered Surveyor (Perito Minero). They are good for six years and before the expiration date, they have to be changed for an exploitation title. The assessment work has to show the exact location of the claim, surface, and claims around it.

All the claims described within this report, with the exception of the newly applied-for Guanajuatillo concession, have been legally surveyed.

Exploitation titles are good for 50 years. They are given after presenting the application for exploitation and the assessment work.

An explorer must submit an environmental impact report to the Environmental Secretary and also apply for a change of soil use permit before exploration can commence.

Permits that are required before exploration or exploitation can start include the aforementioned environmental impact report and change of soil use report, a land use permit from the surface owners, and where applicable, use of explosives, use of water and use of electricity permits.

MSJ provided Mr. Nebocat with a copy of an application to perform mineral exploration, presented to the Secretaria del Medio Ambiente y Recursos Naturales (SEMARNAT). This is called "Permiso de Impacto Ambiental". It contains a description of the roads, drill zones, reforestation if needed, etc., and a copy of the permit allowing MSJ to perform exploration, issued by the same department.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The El Nayar Project is accessible by either a four lane highway west from Guadalajara, the third largest city in Mexico, or via an older two-lane highway that passes through the town of Magdalena on to the community of San Antonio, a distance of about 118 km. From San Antonio the property is accessed by an all-weather gravel road which heads north through the community of Mezquites, a distance of 19 km. A rough gravel road, best used in 4-wheel-drive, heads north and descends into and crosses Quebrada Los Limones, about 5 km from Mezquites. The road climbs steeply for another

2.5 kilometers. The community of La Playa is located on the east bank of Rio Santiago located just a few hundred meters from the road to El Nayar. Access to La Playa is via a cable car or a cable ferry boat (passengers only).

The topography on and around the property is fairly steep, but no cliff-forming features were observed in the areas visited. Elevations on the property range from around 300 meters above sea level ("ASL") to 800 meters ASL. Vegetation is sparse, consisting of thorn bushes, scrub oaks, cacti and assorted shrubs and vines. The landscape looks fairly bleak during the dry season between mid-October and mid-June, but it lushes up with the advent of the rainy season during the summer months. The climate is typically semi-arid to sub-tropical; temperatures are hot in the summer months and mild in the winter. It is possible to work on the property on a year-round basis, but seasonal rains may inhibit local access occasionally. Access to major towns is quite good: Magdalena, with a population of around 26,000, is about 60 kilometers away, and Guadalajara is about 145 kilometers from the property. Road/vehicular travel is the only expedient means of access to the property.

History and Geology

The entire project area is underlain by volcanic rocks of Tertiary age. Thick, flat-lying flows of andesite are penetrated by rhyolite, which forms dome-like structures which correspond to the conical hills. An episode of epithermal mineralization led to the district-wide formation of quartz veins which in instances carry significant silver values, accompanied by modest amounts of gold. Management believes much of the El Nayar property's 6,745 hectares should be considered prospective for silver mineralization.

Silver has been mined in the Hostotipaquillo Mining District since Colonial times, but the main period of activity embraced the last decades of the 19th century and the first decades of the 20th century. The Cinco Minas mining camp and Monte del Favor mine were the principal producers in the district and are quite well documented. The Los Mezquites area was rather less productive. There is evidence of a number of small underground operations in the vicinity; however, of these, only three appear to have been sufficiently profitable to allow the construction of ore concentrating facilities. The three are La Castellana, Guanajuatillo and Buenos Aires. Whereas all lie within the outer boundary of the El Nayar claims, the Buenos Aires mine is on claims which are owned by other interests and excluded from the Project. No production records for these mines have been found and the names of prior operators are unknown.

The La Castellana mine has been a principal focus of interest in the project. Unlike the Buenos Aires mine, which can only be reached after several hours on mule-back, La Castellana is accessible by vehicular traffic. Driving north from Los Mesquites, the final 2.5 kilometers of the road hug the south bank of the El Limon creek. Near the beginning of this road sector a zigzag bridle path leads down to the Guanajuatillo mine site in the creek bed, approximately 200 vertical meters below. The Santiago River is crossed by a cable ferry - often out of service. A few hundred meters short of the river crossing, scattered ruins hidden in the bush are all that remains of the historic community El Limon where, a century ago, ore from the La Castellana mine was crushed and concentrated. A rough but drivable road winds up the slope north of the El Limon creek to the mine site. The only installation remaining is an open-fronted shed beside the portal of an adit. There is no electrical power line or telephone service nearer than Los Mezquites and the nearest water supply is from the El Limon creek or the Santiago River, about 200 vertical meters below the mine portal.

A dam being constructed on the Santiago River north of the project area, when completed in the next year or two, will cause the water level upstream to rise to the 400 meter contour, which means that the reservoir will extend about a kilometer up the El Limon creek. This will interrupt road access to the La Castellana mine site (and to the El Norte vein.) The Guanajuatillo "mine" is above the 400 meter contour level and should not be affected.

The La Castellana mine was developed on a single vein, which crops out on the steep hillside. The vein has a general ENE strike, an average dip of 53 degrees to the NNW and an average thickness of 1.2 meters. It is surmised that the vein was initially mined in a small way by burrowing down from the surface outcrop. Subsequently an adit was driven on the vein; this working came to be called the La Castellana level. Another level, about 100 meters vertically lower, also has adit access. This level, known as the Buenaventura level, follows the vein for about 300 meters. It was likely developed in the 1880s (a stone-built housing for an overshot waterwheel at El Limon is dated 1889). This working is still in good condition, with track remaining.

It is thought that the main production period of the mine ended between 60-90 years ago. As is usual in Mexico, it is very likely that small scale informal, undisciplined mining by gambusinos (informal miners) continued sporadically thereafter. From time to time a few tonnes of ore are scavenged from the remaining pillars by operators engaged by the underlying claim owner (Mr. Fitch) and taken to a small mill at La Pupa, 12 kilometers away.

It is estimated that over the centuries some 140,000 tonnes have been mined from the La Castellana vein. There are no official records of the grade of this material. Mr. Nebocat tabulates the following statistics of sampling carried out by him, by Cia. Minera Cuevas, a Mexican subsidiary of Noranda, and by A. Hurtado, a geologist of the Mineral Resources branch of the Mexican Geological
Survey:

-------------------------------------------------------------------------------------------------------------------
                                        AVERAGE    NUMBER OF      AG        AU         CU         PB        ZN
LOCATION             SAMPLER           WIDTH (M)    SAMPLES      G/T        G/T         %         %          %
-------------------------------------------------------------------------------------------------------------------

Buenaventura         Las Cuevas          1.25          98        123        n/a       0.08       0.56      0.90
La Castellana        Las Cuevas          1.20          34        191        n/a       0.05       0.31      0.46
Buenaventura         J. Nebocat          1.23          10        220       0.71       0.15       1.28      2.04
Buenaventura         A. Hurtado          1.20         n/a        120       1.15       0.25       0.69      1.20
La Castellana        A. Hurtado          1.12         n/a        295       1.05       0.08       0.91      0.98


Note: Mr. Nebocat did not sample the La Castellana level which is no longer readily or safely accessible

Mr. Nebocat notes that certain trends are suggested by the data:

   i)    silver values are substantially higher in the upper level;

  ii)    base metal values tend to be higher in the lower level; and

 iii) manganese values tend to be higher toward the east, i.e. nearer the surface.

These apparent trends in the distribution of metals would correspond well to a systematic fall in silver grade and a corresponding increase in base metal values with increasing depth within the vein. Such a pattern is usual in epithermal veins and reflects depth-related chemical and physical gradients that prevailed at the time the vein was formed.

Another type of trend to be considered is one that develops at a later time when the vein is exposed at surface and subjected to weathering. As metallic minerals oxidize in the near-surface environment, acid is produced which percolates downward, carrying dissolved silver, gold, and other metals. On reaching the water table, the dissolved metals precipitate, and a zone enriched in these elements forms. The profile of the weathered vein from surface downward consists of:

   1. a zone of leaching in which silver, gold, etc. are considerably depleted;

   2.    a zone of enrichment which eventually grades downward into;

   3.    the original, unaffected ore, with normal values.

A concentration of manganese is typical of epithermal silver veins which have been subjected to prolonged weathering.

The process described above, known as "supergene enrichment" or "secondary enrichment" can be a critical factor in making a silver deposit economical. During early Colonial times most of Mexico's silver production came from enriched, near surface lodes. High values were necessary to compensate for primitive recovery technology and difficult logistics.

Comparison of the La Castellana vein with other silver deposits in the Mexican cordilleran ranges suggests the likelihood that ore mined in the past was of substantially higher grade that the values shown by sampling. In recent decades narrow veins such as La Castellana typically have required grades of at least 400 g/t Ag for economic exploitation; in Colonial times and the earlier years of the Republican era, say before about 1840, the inefficient milling technology prevalent called for even higher grades - commonly above 1,000 g/t Ag.

A vein is shown between 250 meters and 500 meters to the north of the La Castellana vein on a map produced by Cia. Minera Las Cuevas in 1980. This vein has not been mined and - prior to the Company's entry on the scene - had received only minor exploration sampling. Strike is ENE and there is a steep inclination to the NNW. The vein is over 500 meters long, horizontally. This vein has been named "El Norte" by the Company.

The Las Cuevas map shows a third vein, at the site of the Guanajuatillo mine, located at the bottom of the El Limon creek, about 2.5 kilometers upstream from El Limon. No information about this "mine" has been found.

Exploration Activities by the Company

Exploration of the property began in February, 2004. The principal activities consisted of systematic mapping and sampling of the old workings on the La Castellana vein, and delineation and surface sampling of the nearby El Norte vein. The old Guanajuatillo mine site was cleared of vegetation, and various ruined buildings located; the vein is not at present accessible for evaluation.

The La Castellana vein is accessible from the Buenaventura adit and from a number of openings along the outcrop of the vein. The vein outcrop forms a minor cliff feature on the steep wooded hillside NW of the Buenaventura portal. A total of eight openings occur along the foot of the cliff, giving precarious access to the underground workings and providing ventilation. One such opening was the exit of an inclined shaft which likely was the principal haulage way prior to development of the adits. On the hillside below this opening the remains of a stone chute testify to how ore was tumbled down to primitive mill facilities on the banks of the El Limon creek.

Channel samples were taken on the vein outcrop and on the sides of the openings. Access to parts of the interior of the mine was established with ladders and ropes from a surface opening. The old stopes mostly remain open, as no backfill was employed; in a few places there has been collapse of the roof. Pillars show evidence of being under considerable stress. In general, pillars are of small diameter and typically restricted to narrower, lower grade parts of the vein. It is probable that generations of gambusinos (informal miners) have pecked away at the pillars, reducing them to a size inconsistent with safety. A sector of the La Castellana level was encountered, underground, and followed north to where the vein appears to be cut off by a fault.

The part of the vein between the La Castellana and Buenaventura levels is generally very steep and unsafe for sampling. In contrast, sampling on the Buenaventura level was readily achieved. There are no mine workings of any significance on the vein below this level.

The majority of the samples from the La Castellana vein display values in the range 100-350 g/t Ag and rather less than 1.0 g/t Au. An average value of the samples would not be meaningful. It is thought that these values do not represent the grade of the ore mined here over an extended period but, rather, characterize the grade of material which the old time miners would have considered below economic grade, and consequently left behind.

Dumps, stockpiles or other accumulations of broken ore material on site total no more than a few hundred tonnes.

To facilitate exploration of the Veta Norte, an access road was built on the north side of the vein outcrop. As the terrain steepens the road adopts a zigzag course. The road has been advanced to within approximately 120 meters (horizontally) of the hilltop where the high point of the vein crops out. Values obtained from channel samples on outcrops are in general slightly lower than values demonstrated by the La Castellana vein. This may reflect leaching of metal values in the surface environment, a common phenomenon, often complemented by a corresponding enhancement of values (secondary enrichment) at greater depth.

Exploration carried out to date confirms that the La Castellana mine is essentially depleted down to the Buenaventura level. The vein walls typically are sharp, and once the vein was mined no significant ore remained. No other mineral resource is known on the property. It is presumed that the grades of mineralization exploited in the past were substantially higher than the average values shown by the recent sampling initiative; however, in the absence of records showing the grades encountered during the historic active period of the mine this concept cannot be confirmed.

Future mining on the property is dependent on discovery of a new orebody of sufficient size and grade to justify underground development and investment in a concentrating plant, given that there is no adequate custom mill within a very large radius. The El Norte vein is the most obvious exploration target at present, although other veins in the vicinity have come to light in recent months and will require investigation.

Further   exploration  of  the  property  will  have  the  following   principal
objectives:

   1. completion of surface exploration of the El Norte vein, leading to a drill decision;

   2.    completion of geological mapping in an area embracing the La Castellana
         and  Guanajuatillo  mines  and  the  El  Norte  vein,   accompanied  by
         prospecting;

   3.    location and evaluation of mineralization  at the  Guanajuatillo  mine;
         and

   4. geological reconnaissance and prospecting of the remainder of the extensive property.

An exploration program to address the above objectives will last between two and three months and cost about US $60,000. On completion of the program a decision will be made whether or not to proceed with drilling of the El Norte vein.

Government Regulations

The Company's operations and exploration and development activities are subject to extensive Canadian and Mexican federal, state, provincial territorial and local laws and regulations governing various matters, including:

    -    environmental protection;
    -    management and use of toxic substances and explosives;
    -    management of natural resources;
    -    exploration,   development  of  mines,   production  and   post-closure
         reclamation;
    -    exports;
    -    price controls;
    -    taxation;
    - labour standards and occupational health and safety, including mine safety; and
    -    historic and cultural preservation.

The costs associated with compliance with these laws and regulations are substantial and possible future laws and regulations, or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of the Company's operations and delays in the development of its properties. Moreover, these laws and regulations may allow governmental authorities and private parties to bring lawsuits based upon damages to property and injury to persons resulting from the environmental, health and safety impacts of our past and current operations and could lead to the imposition of substantial fines, penalties or other civil or criminal sanctions.

OTHER ASSETS

As at the date of this annual report, the Company does not hold any material assets other than its option and mineral claim interests.

EMPLOYEES

As of the date of this annual report the Company has no full-time employee. The Company's management functions are provided by private companies owned by officers and directors of the Company. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions." In addition, the Company employs a number of consultants to perform specific functions, on an as needed basis.

ORGANIZATIONAL STRUCTURE

Effective November 30, 2002, the Company wrote off its investment in its wholly-owned subsidiaries, Hilton U.S. and STB Energy, which were engaged in the petroleum and natural gas operations in the United States. Accordingly, the Company ceased to record the activities of these companies. Effective May 31, 2004, the Company wrote-off its remaining investment in Stanford and A.I. Solutions, both inactive companies.

The following chart sets forth the names of the significant subsidiaries of the Company, their respective jurisdictions of incorporation and the Company's ownership interests therein as of the date of this annual report. Unless otherwise indicated herein, the term "Company" means collectively the Company and its subsidiaries.

                               ORGANIZATION CHART


                        --------------------------------
                              HILTON RESOURCES LTD.
                               (British Columbia)
                        --------------------------------
                                       |
                                       |
                                       |
                          ----------------------------
                           Minera Nayarit S.A. de C.V.
                                    (Mexico)
                                       60%
                          ----------------------------

SUBSIDIARY

As of the date of this annual report the Company has one subsidiary, Minera Nayarit S.A. de C.V. ("Minera Nayarit"), which was incorporated on April 29, 2004 in Mexico, to hold and carry out the Company's Mexican exploration activities. The Company is a recorded holder of 60% of the issued and outstanding common shares of Minera Nayarit. The remaining 40% of the issued and outstanding common shares of Minera Nayarit are held by MSJ, the optionor of the El Nayar Project. The 40% interest is held in trust by MSJ on behalf of the Company until the Company has earned its 60% interest in the El Nayar Project, as described in "Item 4. Information on the Company - Principal Properties - El Nayar Project, Mexico - Property Agreements".

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


ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.
--------------------------------------------------------------------------------

The following discussion of the results of operations of the Company for the fiscal years ended May 31, 2004, 2003, and 2002 should be read in conjunction with the consolidated financial statements of the Company and related notes included therein.

The Company's consolidated financial statements are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP except for the differences referred to in Note 12 of the consolidated financial statements of the Company included herein. The noon rate of exchange on November 24, 2004, reported by the United States Federal Reserve Bank of New York, for the conversion of Canadian dollars into United States dollars was CDN$1.1813 (US$0.8465 = CDN$1.00). The effects of inflation and price changes have not had a material impact on the Company's income or net sales revenues during the past three years.

OVERVIEW

Since inception the Company has primarily been engaged in the mineral resource and petroleum and natural gas industries. Most recently it had been engaged in the acquisition, exploration for and development of crude oil and natural gas interests in the United states and in the research, development and marketing of proprietary software programs. In 2003, the Company reorganized its corporate structure and business objectives. The Company is currently a junior mineral exploration company engaged in the acquisition of and exploration for precious metals on mineral interests located in Mexico.

In October 2003, the Company finalized an option agreement, whereby it could earn an initial 60% interest in the El Nayar Project in Mexico. See "Item 4. Information on the Company - Principal Properties - El Nayar Project, Mexico."

At this stage of development, the Company has no producing properties and, consequently, has no current operating income or cash flow. The Company has not yet determined whether its properties contain ore reserves that are economically recoverable. As a result, the Company is considered an exploration stage company.

The Company is actively reviewing additional resource properties at various stages of development and may make additional acquisitions through staking, options, purchases or joint ventures. If so, significant additional financing may be required, and there is no assurance that funds would be available on terms acceptable to the Company or at all.

The Company expects the property in which it has an option interest will be moved toward determining individual viability over the next two to three years. There is no assurance that any property will prove to be mineable or, that if such a determination is made, that the Company will be able to secure financing for capital costs.

Nearly all of the Company's activities are directed to such exploration and future development programs. Yearly variations in individual property expenditures generally reflect increases or decreases in specific exploration and development costs based on previous results and the Company's decisions regarding the allocation of exploration expenditures between properties.

The Company is presently exploring the property in which it has an option interest for sufficient reserves to justify production. None of its properties are yet in production and, consequently, the properties do not produce any revenue. As a result there is little variation expected in operating results from year to year and little is to be expected until such time, if any, as a production decision is made on the property. The Company's level of exploration expenditures is dependent upon exploration results and the Company's ability to maintain sufficient financial resources.

The Company derives interest income on its bank deposits and other short-term deposits, which depend on the Company's ability to raise funds. Of most significance would be further cash received from issuance of shares to fund ongoing operations.

Through the exploration process, management periodically reviews results, both internally and externally, through mining related professionals. Decisions to abandon, reduce or expand exploration efforts are based upon many factors including general and specific assessments of mineral deposits, the likelihood of increasing or decreasing those deposits, land costs, estimates of future mineral prices, potential extraction methods and costs, the likelihood of positive or negative changes to the environment, permitting, taxation, labor and capital costs. Geological and/or economic circumstances render each property unique. Consequently, it is not possible to have any predetermined hold period.

Costs incurred for general exploration that do not result in the acquisition of mineral properties with ongoing exploration or developmental potential are charged to operations. Exploration costs relating to the Company's properties are capitalized as mineral properties and deferred costs. Should the Company abandon a property or project, the related deferred costs will be charged to operations.

The recoverability of amounts shown for mineral properties and deferred costs is dependent upon the discovery of economially recoverable reserves, completion of positive feasibility studies, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete exploration and development and future profitable production, or from the disposition of such properties.

During fiscal 2004, the Company changed its reporting currency from United States dollars to Canadian dollars. All assets and liabilities are translated into Canadian dollars at the rate of exchange prevailing at the balance sheet date. Revenues and expenses are translated at the average rate for the year.

The reporting currency was changed from United States dollars to Canadian dollars as the majority of the Company's transactions during fiscal 2004 were denominated in Canadian dollars.

RESULTS OF OPERATIONS

YEAR ENDED MAY 31, 2004 COMPARED TO YEAR ENDED MAY 31, 2003

During fiscal 2004 the Company recorded a loss of $582,395 ($0.06 per share) compared to a loss of $9,790,501 ($2.17 per share) for fiscal 2003. A significant portion of the loss for fiscal 2003 is attributed to the depreciation, depletion and impairment charge of $6,881,119 relating to the abandonment of the Company's petroleum and natural gas interests in November 2002. Accordingly, there were no petroleum and natural gas revenues during fiscal 2004. Production for fiscal 2003 was attributable only to the constrained production at the ELH #1 well to November 2002.

General and administrative costs decreased by $553,250, from $821,308 in fiscal 2003 to $288,058 in fiscal 2004 due mainly to the impact of reduced operations and the abandonment of petroleum and proprietary software program activities in fiscal 2003. General and administrative costs in fiscal 2004 reflects the Company's current operating levels. Specific expenses of note during fiscal 2004 and 2003 are as follows:

         i) during fiscal 2004, the Company incurred accounting and administrative fees of $70,840 ( 2003 - $108,475) provided by a private company controlled by the current President of the Company;

         ii) during fiscal 2004, the Company incurred management fees of $9,466 (2003 - $ 128,117) provided by the former President of the Company; and

         iii) during fiscal 2003, the Company incurred costs of $364,413 for research, development and marketing of the proprietary software programs. In addition general and administrative costs of $226,193 was recorded for the proprietary software program activities, mainly in salaries and benefits. The Company abandoned this business segment in May 2003.

During fiscal 2004, the Company sold marketable securities for $9,845, resulting in a gain of $2,645, which has been included in Interest and Other Income. In addition, the Company recovered $23,792 for costs previously incurred. These costs have been recorded as a cost recovery in general and administrative.

During fiscal 2004, the Company recorded a non-cash charge of $154,000 attributed to the granting of 700,000 stock options to employees, directors and consultants. No stock options were granted in fiscal 2003.

Interest expense on debentures decreased by $406,787, from $640,548 in fiscal 2003 to $233,761 in fiscal 2004, reflecting the retirement of $2,041,932 of debentures in fiscal 2004. In addition, interest expense in fiscal 2003 included $252,621 of bonus interest paid to debenture holders who converted their debentures into common shares in fiscal 2003.

During fiscal 2003, the Company recorded $937,937 for the impairment of investments, advances and receivables due from related and other companies. During fiscal 2004, the Company recovered $72,604, which was included as part of interest and other income. The Company also incurred $246,900 of due diligence costs in fiscal 2003 for property investigations conducted on possible acquisitions of mineral properties in China and Mongolia. These costs were expensed in 2003.

During fiscal 2003, the Company recorded a depreciation, depletion and impairment charge of $6,881,119 relating to the unsuccessful side-track well conducted in Regional California and the abandonment of the Company's petroleum and natural gas interests in November 2002. In fiscal 2002, the Company recorded a charge of $39,482,069, which reflected a significant drop in the Company's economic reserves resulting from the combination of a decrease in the estimated proven reserves due to problems encountered at East Lost Hills, a drop in oil and gas prices, the withdrawal from the Greater San Joaquin Venture and disappointing results in Regional California.

During fiscal 2004, the Company completed private placements totalling 6,130,000 units for gross cash proceeds of $865,750. The Company also received a further $68,600 on the issuances of 490,000 shares on the exercise of warrants. During fiscal 2004, the Company successfully negotiated the retirement of $2,041,932 of debentures and $65,371 of accrued interest by issuing 6,874,209 shares.

During fiscal 2004, the Company spent $103,971 relating to acquisition costs and $116,611 for exploration expenditures on the El Nayar Project. An additional $21,443 was spent on trucks and equipment for El Nayar.

YEAR ENDED MAY 31, 2003 COMPARED TO YEAR ENDED MAY 31, 2002

During fiscal 2003, the Company recorded a loss $9,790,501 ($2.17 per share) compared to a loss of $42,414,241 ($11.65 per share) for the 2002 fiscal year. The primary factor for the results in fiscal 2003 and 2002 was the impairment charges recorded on the Company's petroleum and natural gas interests. During fiscal 2002, the Company recorded a charge of $39,482,069 for depreciation, depletion and impairment, which primarily reflected a significant reduction in the Company's economic reserves resulting from a combination of a significant decrease in estimated proven reserves due to the problems encountered at East Lost Hills, a significant drop in oil and gas prices, the impairment charge as a result of the Company's withdrawal from the Greater San Joaquin Joint Venture and unsuccessful drilling results in exploration prospects in Regional California. The $6,881,119 charge for fiscal 2003 for depreciation, depletion and impairment was made for the unsuccessful side-track at the Basil Prospect and the write-off of the Company's remaining net investment in its petroleum and natural gas operations.

Petroleum and natural gas revenues, and production costs during fiscal 2003 are not comparable to fiscal 2002, as production for fiscal 2003 was attributable only to the constrained production at the ELH #1 well. In addition, with the abandonment of its Petroleum Subsidiaries at the end of November 2002, the Company ceased to record its petroleum activities.

General and administrative costs decreased by $459,057, approximately 36% from $1,280,365 in fiscal 2002 to $821,308 in fiscal 2003. The decrease in general and administrative costs in the 2003 fiscal year occurred primarily due to the reduced operations as a result of the Company's termination of its petroleum and natural gas operations, reduced financial resources and the closure of the Bakersfield office. All discretionary costs were being reduced or eliminated where possible.

During fiscal 2003, the Company identified a number of business opportunities in the development of certain proprietary software technologies employing "artificial intelligence". The research and development of the proprietary software programs were contracted out to arm's-length parties. During fiscal 2003, $364,413 was expended in relation to this business. To date, the Company has been unable to generate any revenues from these activities. No further expenditures were incurred in this business activity.

Interest expense on long-term debt decreased by $438,731, from $1,079,279 in fiscal 2002 to $640,548 in fiscal 2003, reflecting the retirement of $6,210,381 of debentures through the issuance of common shares. The interest expense for fiscal 2003 includes $252,621 of bonus interest which was paid to the Company's debenture holders who converted their debentures into common shares of the Company.

Since June 2002, the Company had been investigating possible acquisitions of mineral properties in China and Mongolia. The vendors were ultimately not able to provide satisfactory evidence of title and, in fiscal 2003, the Company
wrote-off   $246,900  of  due   diligence   costs   incurred  on  the   property
investigations.

LIQUIDITY AND CAPITAL RESOURCES

The Company's practice is to proceed with staged exploration, where each stage is dependent on the successful results of the preceding stage. To date the Company has not received any revenues from its exploration activities and has relied on equity financing to fund its commitments and discharge its liabilities as they come due. As of May 31, 2004, the Company had a working capital of $550,932. As of the date of this annual report the Company does not have sufficient financial resources to meet its expenditure commitment and ongoing corporate overhead levels for the next 12 months. In addition, results from its exploration programs and/or additional mineral property acquisitions may result in additional financial requirements. If needed, the Company would be required to conduct additional financings, however, there is no assurance that funding will be available on terms acceptable to the Company or at all. If such funds cannot be secured, the Company may be forced to curtail additional exploration efforts to a level for which funding can be secured or relinquish certain of its properties.

As of the date of the annual report, the Company has budgeted US $60,000 for further exploration work on the El Nayar Project.

The Company also anticipates spending approximately $200,000 during fiscal 2004 for administrative and other operating expenditures.

The Company does not have any loans or bank debt and there are no restrictions on the use of its cash resources.

There are no material commitments for capital expenditures during fiscal 2005.

The Company holds the majority of its cash and cash equivalents in Canadian funds.

TREND INFORMATION

The Company is not aware of any trends which might affect its financial results or business.

RESEARCH AND DEVELOPMENT

During  fiscal  2004,  the  Company  incurred   $103,971  for  mineral  property
acquisition costs and $116,611 for exploration costs on its mineral property interests. No mineral property acquisitions or exploration expenditures were made in fiscal 2003, 2002 or 2001.

During fiscal 2003 and 2002, the Company incurred $655,786 and $3,169,417 respectively, on the acquisition, exploration and development of its petroleum interests. During fiscal 2003 and 2002, the Company also incurred $364,413 and $793,237, respectively, on research, development and marketing costs related to the development of its software programs.

OFF BALANCE SHEET ARRANGEMENTS

The Company does not have any material off balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

CONTRACTUAL OBLIGATIONS

The Company does not have any contractual obligations. The Company has entered into option agreements to earn various interests in mineral properties through payments and expenditures. These agreements are described in "Item 4. Information on the Company - Principal Properties and Other Properties". The Company may, at any time, elect to terminate the agreements.


ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.
--------------------------------------------------------------------------------


DIRECTORS AND SENIOR MANAGEMENT

The names, positions held with the Company and terms of office of each director and officer of the Company as of the date of this annual report, are as follows:


NAME                                    POSITION WITH THE COMPANY                 TERM OF OFFICE (FOR EACH OFFICE HELD)
NICK DEMARE(1)                          President, Chief Executive                July 2003 to present
                                        Officer and Chief Financial
                                        Officer
                                        Director                                  October 1989 to present

WILLIAM LEE(1)                          Director                                  September 1995 to present



NAME                                    POSITION WITH THE COMPANY                 TERM OF OFFICE (FOR EACH OFFICE HELD)

ANDREW CARTER(1)                        Director                                  July 2003 to present

HARVEY LIM                              Corporate Secretary                       June 1997 to present


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

Nick DeMare (Age 50), Director, President, Chief Executive Officer
                      and Chief Financial Officer

Mr. DeMare holds a Bachelor of Commerce degree from the University of British Columbia and is a member in good standing of the Institute of Chartered Accountants of British Columbia. Since May, 1991, Mr. DeMare has been the President of Chase Management Ltd. ("Chase"), a private company which provides a broad range of administrative, management and financial services to private and public companies engaged in mineral exploration and development, gold and silver production, oil and gas exploration and production and venture capital. Mr. DeMare indirectly owns 100% of Chase. Mr. DeMare currently serves as an officer and director of other public reporting companies. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest."

William Lee (Age 51), Director

Mr. Lee holds a Bachelor of Commerce degree from the University of British Columbia and is a member in good standing of the Institute of Chartered Accountants of British Columbia. He has been a financial officer or controller of several public and private companies since 1986 and, prior, thereto, was a Senior Audit Manager at Deloitte & Touche. Prior to March, 1995, Mr. Lee was employed as the Chief Financial Officer of Sanctuary Woods Multimedia Corp. From March 1995 to June 1996, Mr. Lee was employed as the Chief Financial Officer of Wildwood Interactive Inc. From June, 1996 to March, 2004, Mr. Lee was been employed as the Chief Financial Officer of IMA Exploration Inc., a public company engaged in the exploration of mineral properties. Since July, 2004 Mr. Lee has been employed as a business analyst of Ivanhoe Energy Inc., a public company engaged in the exploration for and production of oil and natural gas. Mr. Lee currently serves as an officer and director of other public reporting companies. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest."

Andrew Carter (Age 57), Director

Mr. Carter obtained a certificate in accounting from the Principal Midland College of TAFE (Western Australia) in 1987. Since 1992, Mr. Carter has been a member of the Australian Institute of Credit Management. Mr. Carter has an extensive background, initially in the mining industry and then as a commercial financial executive. During the 1970's, Mr. Carter was involved in the mining industry, where he managed exploration crews in the Leonora and Kimberly regions in Western Australia. He subsequently changed professions and, in 1988, was appointed Chief Executive of RAC Finance Limited, the largest non-bank owned commercial financier in Western Australia. During this time, he was appointed Chairman and Director of Australian Finance Conference Limited and represented the industry as a panel member of the Commercial Tribunal for Western Australia. In 1999, Mr. Carter relocated to Vancouver where he has been providing services as an independent corporate consultant. Mr. Carter is currently the President of Tinka Resources Ltd., a public company trading on the TSXV, and serves as an officer and director of other public reporting companies. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest".

Harvey Lim (Age 46), Corporate Secretary

Mr. Lim holds a Bachelor of Commerce degree from the University of British Columbia and is a member in good standing of the Institute of Chartered Accountants of British Columbia. Mr. Lim was employed by Coopers & Lybrand (now PricewaterhouseCoopers LLP) from 1981 to 1988. From 1988 to 1991, Mr. Lim was employed as controller with Ingot Management Ltd. Since 1991, Mr. Lim has been employed by Chase as controller. Mr. Lim currently serves as an officer and director of other public reporting companies. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest."

COMPENSATION

During the fiscal year ended May 31, 2004, the former and current directors and officers of the Company, as a group, had received or charged the Company a total of $110,066 for services rendered by the directors and officers or companies owned by the individuals.

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

"Named Executive Officers" means the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") of the Company, regardless of the amount of compensation of those individuals, and each of the Company's three most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recent fiscal year and whose total salary and bonus amounted to $40,000 or more. In addition, disclosure is also required for any individuals whose total salary and bonus during the most recent fiscal year was $40,000 whether or not they are an executive officer at the end of the fiscal year.

The Company currently has two Named Executive Officers, Donald W. Busby, the Company's former Chairman and Chief Executive Officer and Nick DeMare, the
Company's  current  President,  Chief  Executive  Officer  and  Chief  Financial
Officer.

The following table sets forth the compensation awarded, paid to or earned by the Named Executive Officers during the financial years ended May 31, 2002, 2003 and 2004:


                                          ANNUAL COMPENSATION                 LONG TERM COMPENSATION
                                    -----------------------------       -----------------------------------
                                                                                 AWARDS             PAYOUTS
                                                                        ------------------------    -------
                                                           OTHER        SECURITIES    RESTRICTED
                                                           ANNUAL         UNDER        SHARES OR                 ALL OTHER
       NAME AND                                           COMPEN-      OPTIONS/SARS   RESTRICTED     LTIP        COMPEN-
  PRINCIPAL POSITION       YEAR     SALARY     BONUS       SATION        GRANTED      SHARE UNITS    PAYOUTS      SATION
                                      ($)       ($)         ($)            (#)           (#)          ($)          ($)

Nick DeMare(1)             2004       Nil       Nil       72,100(2)       85,000         Nil          Nil          Nil
President, CEO, CFO        2003       N/A       N/A         N/A             N/A          N/A          N/A          N/A
and Director               2002       N/A       N/A         N/A             N/A          N/A          N/A          N/A

Donald W. Busby(1)         2004       Nil       Nil         9,466           Nil          Nil          Nil          Nil
former Chairman, CEO       2003       Nil       Nil       186,149           Nil          Nil          Nil          Nil
and Director               2002       Nil       Nil       155,938         40,000         Nil          Nil          Nil


NOTES:
(1) On July 4, 2003, Donald W. Busby resigned as a director and the Chairman and CEO of the Company and Nick DeMare was appointed the President, CEO and CFO of the Company.
(2) Paid to Chase Management Ltd. ("Chase"), a private corporation owned by Nick DeMare. Chase personnel (excluding Mr. DeMare) provide accounting, secretarial and administrative services to the Company.

LONG TERM INCENTIVE PLAN AWARDS

The Company does not have any long term incentive plan awards ("LTIP") defined as "any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one financial year whether performance is measured by reference to financial performance of the Company or an affiliate, or the price of the Company's shares but does not include option or SAR plans or plans for compensation through restricted shares or units."

OPTION/STOCK APPRECIATION RIGHT ("SAR") GRANTS AND REPRICINGS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

The following table sets forth stock options granted to the Named Executive Officers during the financial year ended May 31, 2004:


                                             % OF TOTAL                           MARKET VALUE OF
                          SECURITIES        OPTIONS/SARS                            SECURITIES
                            UNDER            GRANTED TO                             UNDERLYING
                         OPTIONS/SARS       EMPLOYEES IN       EXERCISE OR        OPTIONS/SARS ON        EXPIRATION
NAME                       GRANTED         FINANCIAL YEAR       BASE PRICE       THE DATE OF GRANT          DATE
                             (#)                (%)            ($/SECURITY)        ($/SECURITY)

Nick DeMare                 85,000             12.14%              0.25                0.33              Feb. 18/07

Donald W. Busby               Nil               N/A                 N/A                 N/A                  N/A


AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

The following table sets out details of all the incentive stock options, both exercised and unexercised, for the Named Executive Officers during the financial year ended May 31, 2004:


                                                                        UNEXERCISED            VALUE OF UNEXERCISED
                             SECURITIES                               OPTIONS/SARS AT         IN THE MONEY OPTIONS AT
                            ACQUIRED ON       AGGREGATE VALUE       FINANCIAL YEAR-END         FINANCIAL YEAR-END (1)
NAME                         EXERCISE           REALIZED         EXERCISABLE/UNEXERCISABLE    EXERCISABLE/UNEXERCISABLE
                                (#)                 ($)                     (#)                         ($)

Nick DeMare                     Nil                 N/A                85,000/Nil                     Nil/N/A

Donald W. Busby                 Nil                 N/A                  Nil/Nil                      N/A/N/A


(1)   The closing price of the Company's shares on May 31, 2004 was $0.11.

PENSION PLANS

The Company does not provide retirement benefits for its directors or Named Executive Officer.

TERMINATION OF EMPLOYMENT OR CHANGE OF CONTROL

Other than as described in the Summary Compensation Table, the Company has no plans or arrangements with respect to remuneration received or that may be received by the Named Executive Officers during the Company's most recently completed financial year or current financial year in view of compensating such officers in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds $100,000 per executive officer.

DIRECTOR COMPENSATION

CASH COMPENSATION

During the financial year ended May 31, 2004, the Company paid a total of $21,000 for professional fees to its directors who are not the Named Executive Officers of the Company.

NON-CASH COMPENSATION

The following table sets forth stock options granted by the Company during the financial year ended May 31, 2004 to the directors who are not the Named Executive Officers of the Company:


                                                  % OF TOTAL                        MARKET VALUE OF
                                SECURITIES       OPTIONS/SARS                         SECURITIES
                                  UNDER           GRANTED TO                          UNDERLYING
                               OPTIONS/SARS      EMPLOYEES IN       EXERCISE OR     OPTIONS/SARS ON       EXPIRATION
NAME                             GRANTED        FINANCIAL YEAR      BASE PRICE     THE DATE OF GRANT         DATE
                                   (#)                (%)          ($/SECURITY)      ($/SECURITY)

Directors as a group             150,000            21.43%             0.25              0.33             Feb. 18/07
who are not Named
Executive Officers


The following table sets forth details of all exercises of stock options during the financial year ended May 31, 2004 by the directors who are not the Named Executive Officers, and the financial year end value of unexercised options:


                                                                       UNEXERCISED          VALUE OF UNEXERCISED IN THE
                               SECURITIES                            OPTIONS/SARS AT             MONEY OPTIONS AT
                               ACQUIRED ON    AGGREGATE VALUE      FINANCIAL YEAR -END        FINANCIAL YEAR -END (1)
NAME                            EXERCISE         REALIZED       EXERCISABLE/UNEXERCISABLE    EXERCISABLE/UNEXERCISABLE
                                   (#)              ($)                    (#)                          ($)

Directors as a group               Nil              N/A               150,000/Nil                  Nil/N/A
who are not Named
Executive Officers


NOTE:
(1) The closing price of the Company's shares on May 31, 2004 was $0.11.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS OF THE COMPANY

No director or senior officer of the Company, is or has been indebted to the Company or any of its subsidiaries at any time during the Company's last completed financial year, other than routine indebtedness.

EMPLOYMENT AGREEMENTS

The Company has a management contract with Chase Management Ltd. ("Chase"), a company owned by Mr. DeMare, whereby the Company is paying Chase $3,000 per month, for accounting, administrative, professional and management services provided to the Company. In addition, the Company may engage Chase to perform extra services in which case Chase will charge the Company for its employees at competitive rates. The Company is also paying Mr. DeMare $2,000 per month in his capacity as President, CEO and CFO of the Company. The Company has no formal management contract with any of its officers or directors. See "Item 7. Majority Shareholders and Related Party Transactions - Related Party Transactions".

There are no service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment of any director of the Company.

BOARD PRACTICES

AUDIT COMMITTEE

THE AUDIT COMMITTEE'S CHARTER

MANDATE

The primary function of the audit committee (the "Committee") is to assist the board of directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting and the Company's auditing, accounting and financial reporting processes. The Committee's primary duties and responsibilities are to:

     -   Serve as an  independent  and objective  party to monitor the Company's
         financial   reporting  and  internal  control  system  and  review  the
         Company's financial statements.

     -   Review and appraise the performance of the Company's external auditors.

     - Provide an open avenue of communication among the Company's auditors, financial and senior management and the Board of Directors.

COMPOSITION

The Committee shall be comprised of three directors as determined by the Board of Directors, the majority of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his independent judgment as a member of the Committee. At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Audit Committee Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

MEETINGS

The Committee shall meet a least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the CFO and the external auditors in separate sessions.

RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

(a)      Review and update the Charter annually.

(b) Review the Company's financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

External Auditors

(a) Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.

(b)      Recommend  to  the  Board  of  Directors  the  selection   and,   where
         applicable, the replacement of the external auditors nominated annually for shareholder approval.

(c)      Review with management and the external auditors the audit plan for the
         year-end   financial   statements   and  intended   template  for  such
         statements.

(d)      Review and  pre-approve  all audit and  audit-related  services and the
         fees  and  other  compensation   related  thereto,  and  any  non-audit
         services, provided by the Company's external auditors.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

FINANCIAL REPORTING PROCESSES

(a) In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.

(b) Consider the external auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.

(c) Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management.

(d) Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(e)      Review any significant  disagreement  among management and the external
         auditors  in  connection   with  the   preparation   of  the  financial
         statements.

(f) Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(g) Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(h)      Review certification process.

(i) Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

OTHER

Review any related-party transactions.

COMPOSITION OF THE AUDIT COMMITTEE

The following are the members of the Committee (1):

                            INDEPENDENT (1)                 FINANCIALLY LITERATE

Nick DeMare                      N                                   Y
William Lee                      Y                                   Y
Andrew Carter                    Y                                   Y


NOTE:
(1) As defined by Multilateral Instrument 52-110 ("MI 52-110").

The Company is relying on the exemption provided under Section 6.1 of MI 52-110.

AUDIT COMMITTEE OVERSIGHT

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

RELIANCE ON CERTAIN EXEMPTIONS

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 (De Minimis Non-audit Services), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of Multilateral Instrument 52-110.

PRE-APPROVAL POLICIES AND PROCEDURES

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "External Auditors".

REMUNERATION COMMITTEE

The Company does not have a separate Remuneration Committee.

TERMINATION OF EMPLOYMENT OR CHANGE OF CONTROL

Other than as described in the Summary Compensation Table and above, the Company has no plans or arrangements in respect of remuneration received or that may be received by the Named Executive Officer in the Company's most recently completed financial year or current financial year in view of compensating such officers in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds $100,000 per executive officer.

The Company and its subsidiaries do not have any contracts with the directors of the Company (or any entities controlled by the directors of the Company) providing for benefits upon termination of employment.

EMPLOYEES

During the years ended May 31, 2004 and 2003, the Company had no full-time or part-time employees in the area of management and administration. Corporate accounting, management and administration are provided, in part, by Chase, a company owned by Mr. Nick DeMare. Chase provides its services to a number of public and private companies and currently employs six full-time employees, including Mr. Lim (excluding Mr. DeMare). Mr. DeMare provides his services as the President, CEO and CFO of the Company. As at May 31, 2002, there were no full-time or part-time employees in the area of management and administration. The Company also retains consultants to handle specific projects on a case by case basis. In the event the Company needs to employ personnel, it will need to recruit qualified personnel to staff its operations. The Company believes that such personnel currently are available at reasonable salaries and wages in the geographic areas in which the Company and its subsidiaries operate. There can be no assurance, however, that such personnel will be available in the future. Exploration activities are conducted by consultants, laborers and technicians hired for the duration of the exploration program.

SHARE OWNERSHIP

The following table sets forth certain information regarding ownership of the Company's shares by the Company's officers and directors as of October 31, 2004.

                                                     SHARES AND
                                                       RIGHTS
                                                    BENEFICIALLY
                                                      OWNED OR        PERCENT OF
TITLE OF CLASS     NAME AND ADDRESS OF OWNER        CONTROLLED(1)      CLASS (1)
--------------     -------------------------        -------------     ----------

Common Stock       Nick DeMare                         867,226(2)        4.57%
                   Burnaby, British Columbia,
                   Canada

Common Stock       William Lee                         306,500(3)        1.63%
                   Delta, British Columbia,
                   Canada

Common Stock       Andrew Carter                       325,000(4)        1.73%
                   North Vancouver,
                   British Columbia, Canada

Common Stock       Harvey Lim                          315,000(5)        1.68%
                   Burnaby, British Columbia,
                   Canada

NOTES:
(1) Where persons listed on this table have the right to obtain additional shares of common stock through the exercise of outstanding options or warrants within 60 days from October 31, 2004, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person. Based on 18,537,355 shares of common stock outstanding as of October 31, 2004.
(2) Includes 370,922 common shares held by DNG Capital Corp. ("DNG"), a private corporation wholly-owned by Mr. DeMare, and 56,304 common shares held by 888 Capital Corp., a private corporation 50% owned by Mr. DeMare. Also includes options to acquire 215,000 common shares held by Mr. DeMare directly and warrants to acquire 225,000 common shares held by DNG.
(3) Includes 76,500 common shares held, options to acquire 155,000 common shares and warrants to acquire 75,000 common shares.
(4) Includes 75,000 common shares held, options to acquire 175,000 common shares and warrants to acquire 75,000 common shares.
(5) Includes 75,000 common shares held, options to acquire 165,000 common shares and warrants to acquire 75,000 common shares.

All of the Company's shareholders have the same voting rights.

STOCK OPTION PLAN

The Company has a rolling stock option plan (the "Plan"), which makes a total of 10% of the issued and outstanding shares of the Company available for issuance thereunder. The Company's Plan is approved annually by the shareholders. In accordance with the policies of the TSXV, a rolling plan, which is the type of plan the Company has adopted, requires the approval of the shareholders of the Company on an annual basis.

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

The Plan provides that it is solely within the discretion of the Board to determine who should receive options and in what amounts. The Board of Directors may issue a majority of the options to insiders of the Company. However, the

Plan provides that in no case will the Plan or any existing share compensation arrangement of the Company result, at any time, in the issuance to any option holder, within a one year period, of a number of shares exceeding 5% of the Company's issued and outstanding share capital.

The following information is intended to be a brief description of the Plan:

1. The maximum number of common shares that may be issued upon exercise of stock options granted under the Plan will be that number of shares which is 10% of the issued and outstanding shares of the Company. Any outstanding options will form a part of the foregoing 10%. The exercise price of the stock options, as determined by the Board of Directors in its sole discretion, shall not be less than the closing price of the Company's shares traded through the facilities of the TSXV on the date prior to the date of grant, less allowable discounts, in accordance with the policies of the TSXV or, if the shares are no longer listed for trading on the TSXV, then such other exchange or quotation system on which the shares are listed and quoted for trading.

2. The Board of Directors will not grant options to any one person which will, when exercised, exceed 5% of the issued and outstanding shares of the Company.

3. Upon expiry of the option, or in the event an option is otherwise terminated for any reason, without having been exercised in full, the number of shares in respect of the expired or terminated option shall again be available for the purposes of the Plan. All options granted under the Plan may not have an expiry date exceeding five years from the date on which the Board of Directors grant and announce the granting of the option.

4. If the option holder ceases to be a director of the Company or ceases to be employed by the Company (other than by reason of death), as the case may be, then the option granted shall expire on the 90th day following the date that the option holder ceases to be a director or ceases to be employed by the Company, subject to the terms and conditions set out in the Plan.

The Plan may be administered by the Company's secretary or such other senior officer or employee as may be designated by the Board of Directors from time to time. Upon the approval of the Plan by the Company's shareholders, shareholder approval will not be required or sought on a case-by-case basis for the purpose of the granting of options to and the exercise of options by employees of the Company regularly employed on a full-time or part-time basis, directors of the Company and persons who perform services for the Company on an ongoing basis or who have provided, or are expected to provide, services of value to the Company.

As of October 31, 2004, an aggregate of 1,460,000 incentive stock options to purchase shares of the Company's common stock remain outstanding to the following persons:

                          NATURE          NO. OF      EXERCISE
OPTIONEE                 OF OPTION       OPTIONS     PRICE/SHARE     EXPIRY DATE
                                                          $

Nick DeMare              Director         85,000        0.25         Feb. 18/07
Andrew Carter            Director         75,000        0.25         Feb. 18/07
William Lee              Director         75,000        0.25         Feb. 18/07
Harvey Lim               Officer          75,000        0.25         Feb. 18/07
Paul Kessler             Consultant       75,000        0.25         Feb. 18/07
Diana Dercyz-Kessler     Consultant       75,000        0.25         Feb. 18/07
Gloria Barnett           Consultant       50,000        0.25         Feb. 18/07
David Henstridge         Consultant       50,000        0.25         Feb. 18/07
Des O'Kell               Consultant       40,000        0.25         Feb. 18/07
Betty Moody              Consultant       25,000        0.25         Feb. 18/07
Arabella Smith           Consultant       25,000        0.25         Feb. 18/07
Rosanna Wong             Consultant       25,000        0.25         Feb. 18/07
Linda Liu                Consultant       25,000        0.25         Feb. 18/07
Nick DeMare              Director        130,000        0.10         Sept. 03/07
Andrew Carter            Director        100,000        0.10         Sept. 03/07

                          NATURE          NO. OF      EXERCISE
OPTIONEE                 OF OPTION       OPTIONS     PRICE/SHARE     EXPIRY DATE
                                                          $

William Lee              Director         80,000        0.10         Sept. 03/07
Harvey Lim               Officer          90,000        0.10         Sept. 03/07
Gloria Barnett           Consultant       75,000        0.10         Sept. 03/07
James Stewart            Consultant       75,000        0.10         Sept. 03/07
David Henstridge         Consultant       75,000        0.10         Sept. 03/07
Betty Moody              Consultant       25,000        0.10         Sept. 03/07
Arabella Smith           Consultant       25,000        0.10         Sept. 03/07
Rosanna Wong             Consultant       25,000        0.10         Sept. 03/07
Linda Liu                Consultant       25,000        0.10         Sept. 03/07
Des O'Kell               Consultant       25,000        0.10         Sept. 03/07
Natalya Abramov          Consultant       10,000        0.10         Sept. 03/07
                                       ---------
TOTAL:                                 1,460,000
                                       =========

As of October 31, 2004, the directors and officers of the Company, as a group (4 persons), held options to purchase 710,000 shares of the Company's common stock.

WARRANTS

As of October 31, 2004, there were non-transferable common share purchase warrants exercisable for the purchase of 5,740,000 common shares, which expire at various times until 2006 and may be exercised at various prices ranging from $0.14 per share to $0.31 per share, as follows:


COMMON SHARES ISSUABLE                EXERCISE
ON EXERCISE OF WARRANTS              PRICE/SHARE               EXPIRY
                                          $

      675,000                            0.26                  February 19,2005
    3,640,000                            0.14                  November 25, 2005
    1,425,000                            0.31                  March 4, 2006
    ---------
    5,740,000
    =========

As of October 31, 2004, the directors and officers of the Company, as a group (4 persons), held warrants to purchase 450,000 shares of the Company's common stock.

There are no assurances that the option or warrants described above will be exercised in whole or in part.


ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.
--------------------------------------------------------------------------------

PRINCIPAL HOLDERS OF VOTING SECURITIES

To the best of the Company's knowledge, it is not directly or indirectly owned or controlled by another Company or by any foreign government. The following table sets forth certain information regarding ownership of the Company's shares by all persons who own five percent (5%) or more of the Company's outstanding shares, as of October 31, 2004.


                                                     SHARES AND
                                                       RIGHTS
                                                    BENEFICIALLY
                                                      OWNED OR        PERCENT OF
TITLE OF CLASS     NAME AND ADDRESS OF OWNER        CONTROLLED(1)      CLASS (1)
--------------     -------------------------        -------------     ----------

Common Stock       Bristol Investment Fund, Ltd.     1,253,250(2)        6.54%
                   Grand Cayman, Cayman, Islands

(1) Where persons listed on this table have the right to obtain additional shares of common stock through the exercise of outstanding options or warrants within 60 days from October 31, 2004, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person. Based on 18,537,355 shares of common stock outstanding as of October 31, 2004.
(2) Includes warrants held by Bristol Investment Fund, Ltd. to acquire an additional 626,625 common shares.

None of the Company's principal shareholders have different voting rights than any of the Company's other common shareholders.

ESCROW SHARES

As of the date of this annual report, no shares are held in escrow.

CHANGES IN SHAREHOLDINGS

There have been no significant changes to the above listed persons' ownership.

CHANGE OF CONTROL

As of the date of this annual report, there are no arrangements known to the Company which may at a subsequent date result in a change of control of the Company.

UNITED STATES SHAREHOLDERS

As of October 31, 2004, there were approximately 17 registered holders of the Company's common shares in the United States, with combined holdings of 3,442,165 shares, representing 18.56% of the issued shares of the Company.

CONTROL BY FOREIGN GOVERNMENT OR OTHER PERSONS

To the best of the Company's knowledge, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person jointly or severally.

RELATED PARTY TRANSACTIONS

Other than as disclosed below, for the period from June 1, 2003 through October 31, 2004, the Company has not entered into any transactions or loans between the Company and any (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individuals' family;
(d) key management personnel and close members of such individuals' families; or
(e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

1. The Company had retained Boone, a private company wholly-owned by Donald Busby, the former Chairman, Chief Executive Officer and a former director of the Company, to provide marketing, consulting and management services. See "Item 6. Directors, Senior Management and Employees - Compensation." In consideration therefor, Boone was paid a monthly fee of $9,466 (US $7,000) and out-of-pocket disbursements incurred by Boone on behalf of the Company. Management believes the arrangement with Boone was fair to the Company. During the year ended May 31, 2004, the Company paid Boone an aggregate of $9,466 until Mr. Busby's resignation as Chairman, Chief Financial Officer and director of the Company on July 4, 2003.

2. The Company has retained Chase, a company wholly-owned by Mr. Nick DeMare, the President, Chief Executive Officer and Chief Financial
         Officer and a director of the Company, to provide office premises, administrative, accounting and management services. In consideration therefor, Chase is paid a monthly fee of $3,000. Chase is also reimbursed for out-of-pocket disbursements incurred on behalf of the Company. In addition, Chase also provides the Company additional services which are billed at rates which Chase charges to unrelated third parties. Management believes the arrangement with Chase is fair to the Company and similar to terms which could be obtained from unrelated third parties. During the year ended May 31, 2004 and the period from June 1, 2004 to October 31, 2004, the Company paid Chase $39,100 and $8,800, respectively.

3. Commencing July 4, 2003, the Company paid Chase a monthly fee for the services of Mr. Nick DeMare in his capacity as President, Chief Executive Officer and Chief Financial Officer of the Company. The Company is currently paying $2,000 per month. See "Item 6. Directors, Senior Management and Employees - Compensation." Management believes the arrangement with Chase for Mr. DeMare's services is fair to the Company. During the year ended May 31, 2004 and the period from June 1, 2004 to October 31, 2004, the Company paid Chase $33,000 and $10,000 respectively.

4. The Company has completed previous private placements of securities, the subscribers of which include companies wholly-owned by directors and officers of the Company. The securities issued pursuant to such private placements were issued in accordance with the pricing policies of the TSXV. During the year ended May 31, 2004, the Company conducted the following private placements of common stock:


                                         PARTICIPATION     PURCHASE     MARKET
PLACEE                                    BY INSIDERS        PRICE      PRICE(1)
                                                               $           $

YEAR ENDED MAY 31, 2004

4,030,000 units
  (one common share and one warrant)           Nil           0.10         0.13
                                            =======

675,000 units
  (one common share and one warrant)                         0.20         0.22

  -  Andrew Carter                           75,000
  -  William Lee                             75,000
  -  Harvey Lim                              75,000
  -  DNG Capital Corp.(2)                   225,000
                                            -------
                                            450,000
                                            =======

1,425,000 units
  (one common share and one warrant)           Nil           0.23         0.31
                                            =======

(1)  Quoted closing price on date of announcement of private  placement.
(2)  100% owned by Nick DeMare

See also "Item 6.  Directors, Senior Management and Employees - Compensation."

INDEBTEDNESS OF DIRECTORS, OFFICERS, PROMOTERS AND OTHER MANAGEMENT

No executive officers, directors, employees or former executive officers and directors of the Company are indebted to the Company. None of the directors, executive officers or proposed nominees of the Company nor any associate or affiliate of these individuals, is or has been indebted to the Company since June 1, 2003.

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

The following table identifies the name of each director of the Company and any company, which is a reporting issuer in Canada or the United States, and for which such director currently serves as an officer or director, other than the
Company:


DIRECTOR             REPORTING ISSUER                     CAPACITY                           COMMENCED SERVICE

Nick DeMare          Aguila American Resources Ltd.       Director                           January 2003
                     Andean American Mining Corp.         Director                           August 2002
                                                          Secretary                          December 1995
                     Baradero Resources Limited           Director                           October 2002
                                                          President                          September 2003
                     Dial Thru International Inc.         Director                           January 1991
                     GGL Diamond Corp.                    Director                           May 1989
                     Global Energy Inc.                   Director, President,               September 2002
                                                          Secretary & Treasurer
                     Golden Peaks Resources Ltd.          Director                           January 1992
                     Goldmarca Limited                    Director                           September 2000
                     Gold Point Exploration Ltd.          Director & President               August 2003
                     Halo Resources Ltd.                  Director                           January 1996
                                                          President & CEO                    July 2003
                     Kookaburra Resources Ltd.            Director                           June 1988
                     Lariat Resources Ltd.                Director & President               August 2002
                     Mawson Resources Limited             Director                           March 2004
                     Medina International Corp.           Director, Secretary & Treasurer    May 2002
                     Tinka Resources Limited              Director & Secretary               October 2003
                     Tumi Resources Limited               Director                           January 2002

William Lee          Gold Point Exploration Ltd.          Director                           January 2001
                     Tinka Resources Limited              Director                           October 2002

Andrew Carter        Baradero Resources Limited           Director                           September 2003
                     Tinka Resources Ltd.                 Director, President & CEO          February 2003


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


ITEM 8.  FINANCIAL INFORMATION.
--------------------------------------------------------------------------------

DESCRIPTION                                                             PAGE
-----------                                                             ----
Audited Consolidated Financial Statements for the
Years Ended May 31, 2004, 2003 and 2002                              F-1 to F-24

SIGNIFICANT CHANGES

There are no significant changes proposed by the Company.

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


ITEM 9.  THE OFFER AND LISTING.
--------------------------------------------------------------------------------

PRICE HISTORY

The TSXV classifies listed companies into two different tiers based on standards, which include historical financial performance, stage of development, and financial resources of the listed company. Tier 1 is the TSXV's premier tier and is reserved for the TSXV's most advanced issuers with the most significant financial resources. Tier 1 issuers benefit from decreased filing requirements and improved service standards. The majority of the companies listed on the TSXV are Tier 2 companies. The Company trades on the TSXV under the symbol "HPM" and is classified as a Tier 2 company.

There have been no trading suspensions imposed by the TSXV or any other regulatory authorities in the past three years.

The following table sets forth the market price ranges and the aggregate volume of trading of the common shares of the Company on the TSXV, and predecessor exchanges, for the periods indicated:

                           TSXV STOCK TRADING ACTIVITY


                                                               SALES PRICE
                                                         -----------------------
YEAR ENDED                     VOLUME                     HIGH              LOW

May 31, 2004                  5,413,149                  $ 0.37           $ 0.05
May 31, 2003                  1,596,791                  $ 4.20           $ 0.09
May 31, 2002                  2,467,607                  $17.10           $ 1.40
May 31, 2001                  5,723,110                  $42.50           $10.00
May 31, 2000                  6,085,660                  $56.00           $12.00


                                                               SALES PRICE
                                                         -----------------------
QUARTER ENDED                  VOLUME                     HIGH              LOW

August 31, 2004               2,043,500                   $0.16            $0.07
May 31, 2004                  2,523,100                   $0.36            $0.10
February 28, 2004             1,553,600                   $0.37            $0.26
November 30, 2003             1,102,994                   $0.30            $0.05
August 31, 2003                 233,455                   $0.14            $0.05
May 31, 2003                    341,106                   $0.17            $0.09
February 28, 2003               427,238                   $0.60            $0.15
November 30, 2002               482,897                   $2.10            $0.30
August 31, 2002                 345,550                   $4.20            $1.60

                                                               SALES PRICE
                                                         -----------------------
MONTH ENDED                    VOLUME                     HIGH              LOW

October 31, 2004                275,300                   $0.15            $0.10
September 30, 2004              321,100                   $0.16            $0.12
August 31, 2004               1,228,300                   $0.14            $0.09
July 31, 2004                   460,000                   $0.16            $0.07
June 30, 2004                   355,200                   $0.14            $0.08
May 31, 2004                    409,800                   $0.19            $0.10

On February 7, 2001, the Company's common shares were approved for quotation on the Over-the-Counter Bulletin Board system (the "OTCBB") operated by the National Association of Securities Dealers. The Company currently trades on the OTCBB under the symbol "HPMOF". The following tables set forth the market price ranges and the aggregate volume of trading of the common shares of the Company on the OTCBB system for the periods indicated:

                             OTC-BB TRADING ACTIVITY

                                                             SALES PRICE (US $)
                                                         -----------------------
YEAR ENDED                      VOLUME                    HIGH              LOW

May 31, 2004                    489,138                  $ 0.48            $0.00
May 31, 2003                    291,004                  $ 2.90            $0.11
May 31, 2002                    842,020                  $10.90            $1.00
May 31, 2001(1)                 248,840                  $10.90            $3.20

(1)  Period from February 7, 2001 through February 28, 2001

                                                             SALES PRICE (US $)
                                                         -----------------------
QUARTER ENDED                   VOLUME                    HIGH              LOW

August 31, 2004                 209,912                   $0.15            $0.07
May 31, 2004                    280,297                   $0.48            $0.07
February 28, 2004               106,044                   $0.29            $0.00
November 30, 2003               100,100                   $0.21            $0.13
August 31, 2003                   2,700                   $0.06            $0.05
May 31, 2003                     94,719                   $0.10            $0.06
February 28, 2003                39,775                   $0.35            $0.11
November 30, 2002                63,090                   $1.45            $0.20
August 31, 2002                  93,420                   $2.90            $1.00


                                                            SALES PRICE (US $)
                                                         -----------------------
MONTH ENDED                     VOLUME                    HIGH              LOW

October 31, 2004                 34,325                   $0.11            $0.07
September 30, 2004               16,736                   $0.10            $0.06
August 31, 2004                  10,400                   $0.10            $0.09
July 31, 2004                   193,300                   $0.15            $0.09
June 30, 2004                     6,212                   $0.09            $0.07
May 31, 2004                     35,400                   $0.11            $0.08

These above quotations reflect inter-dealer prices without retail mark-up, markdown, or commissions and may not necessarily represent actual transactions.

The OTCBB is smaller and less liquid than the major securities markets in the United States. The trading volume of the Company's shares on the OTCBB has been volatile. Consequently, shareholders in the United States may not be able to sell their shares at the time and at the price they desire.

ITEM 10.  ADDITIONAL INFORMATION.
--------------------------------------------------------------------------------

ARTICLES OF CONTINUANCE AND ARTICLES

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

On March 29, 2004, the British Columbia legislature enacted the BCBCA and repealed the British Columbia COMPANY ACT (the "BC COMPANY ACT"). The BCBCA removes many of the restrictions contained in the BC COMPANY ACt, including restrictions on the residency of directors, the location of annual general meetings and limits on authorized share capital, as well, the BCBCA uses new forms and terminology and has replaced the Memorandum with a Notice of Articles.

On November 23, 2004, the Company was continued to British Columbia, Canada by the registration of a Continuation Application with the BC Registrar.

The Company is of the view that the BCBCA provides to shareholders of the Company substantively the same rights as were available to shareholders under the YBCA, including rights of dissent and appraisal and rights to bring derivative and oppression actions. The following is a comparison of some of the principal provisions of the YBCA and the BCBCA that the Company believes may be relevant to shareholders. This summary is not intended to be exhaustive and shareholders should consult their legal advisors with respect to the detailed provisions of the BCBCA and their rights under it. Reference should be made to the full text of both statutes for particulars of the differences.

Note: Within this summary, the term "Articles" when referring to the BCBCA is the equivalent to the "by-laws" under the YBCA. The term "Notice of Articles" when referring to the BCBCA is the equivalent of the "articles" under the YBCA.

SALE OF COMPANY'S UNDERTAKING. Under the BCBCA, a sale of all or substantially all the property of a corporation, other than in the ordinary course of business, of the corporation requires approval by special resolution. The Company's Articles confirm a special resolution, being a resolution passed by a majority of not less than two-thirds of the votes cast by shareholders who voted in respect of the resolution (the "Special Resolution"), must be approved in respect of the proposed sale. The provisions of the YBCA are substantially the same.

ALTERATION TO NOTICE OF ARTICLES OF THE COMPANY. Under the BCBCA, any substantive change to the Notice of Articles of a corporation, such as a change in the name of the corporation and certain changes to the share capital of a corporation, require approval of a Special Resolution in respect of the change. The provisions of the YBCA are substantially the same.

ARTICLE AMENDMENTS. The BCBCA provides that unless the Articles or a unanimous shareholder agreement otherwise provide, the directors may, by resolution, make, amend, or repeal any Articles that regulate the business or affairs of a corporation. However, the directors must submit an Article, or an amendment or a repeal of an Article, to the shareholders of the corporation, and the shareholders may, with approval of a way of Special Resolution, confirm, reject or amend the article, amendment or repeal. The provisions of the YBCA are substantially the same in connection with amendments to the by-laws.

AUTHORIZATION OF UNLIMITED NUMBER OF SHARES. The BCBCA permits a corporation to have an unlimited number of shares without par value. The provisions of the YBCA are substantially the same.

RIGHTS OF DISSENT AND APPRAISAL. The BCBCA provides that shareholders who dissent to certain actions being taken by a corporation may exercise a right of dissent and require the corporation to purchase the shares held by such shareholder at the fair value of such shares. The dissent right is applicable where the corporation proposes to (a) amend its articles to alter the restrictions on the powers of the corporation or on the business that the corporation may carry on, (b) adopt an amalgamation agreement, (c) in respect of a resolution to approve an amalgamation under the BCBCA

(d) in respect of a resolution approving an arrangement, the terms of which arrangement permits dissent, (e) continue out of the jurisdiction, (f) in respect of a resolution to authorize and ratify the lease or other disposition of all or substantially all its undertaking, (g) in respect of any other resolution, if dissent is authorized by the resolution, or (h) in respect of any court order that permits dissent. The dissenting shareholder is required to strictly comply with the provisions of the BCBCA in order to exercise this remedy. The YBCA provides similar rights to shareholders. See "Dissent Rights" below.

OPPRESSION REMEDIES. Under the BCBCA, a shareholder of a corporation has the right to apply to a court for an order where the business or affairs are being or have been conducted, or the exercise of the directors' of the corporation's or any of its affiliates' powers, in a manner oppressive or unfairly prejudicial to or would unfairly disregard the interests of any shareholder of the corporation. On such an application, the court may make any interim or final order it considers appropriate, including regulating the conduct of the corporation's affairs. Under the YBCA, the oppression remedy is substantially the same as that contained in the BCBCA.

SHAREHOLDER DERIVATIVE ACTIONS. Pursuant to the BCBCA, a complainant, which includes a shareholder, may apply to the court for leave to bring an action in the name of and on behalf of a corporation or any subsidiary, or to intervene in an existing action to which the corporation is a party for the purpose of prosecuting, defending or discontinuing the action on behalf of the corporation. On such an application, the court may make any order it thinks fit, including an order authorizing the complainant or any other person to control the conduct of the action. Pursuant to the YBCA, derivative actions are dealt with in substantially the same manner as the BCBCA.

FINANCIAL ASSISTANCE. The BCBCA does not restrict a corporation from giving financial assistance to shareholders or directors of the corporation or an affiliated corporation. The provisions of the YBCA are substantially the same except that in certain cases a solvency test is met.

RECORD DATE FOR VOTING. The BCBCA provides the Company with the ability to fix a record date for voting purposes. Transfers of shares after the record date are not recognized for voting entitlement purposes. The YBCA also provides for the setting of a fixed record date for voting purposes but a transferee of shares requesting to have its name included in the relevant shareholder list at least ten days (or such shorter time as is provided in the by-laws) prior to the meeting is entitled to vote, provided that the transferee can establish that the transferee owns the shares.

REQUISITION OF MEETINGS. The BCBCA provides that holders of not less than five per cent of the issued shares of a corporation that carry the right to vote at a meeting sought to be held may requisition the directors to call a meeting of shareholders for the purposes stated in the requisition. The provisions of the YBCA are substantially the same.

FORM OF PROXY AND INFORMATION CIRCULAR. The BCBCA requires that management of a distributing corporation (public company), concurrently with giving notice of a meeting of shareholders, send a form of proxy in prescribed form to each shareholder who is entitled to receive notice of the meeting. Where management of a corporation solicits proxies, an information circular in prescribed form must also accompany the notice of the meeting. The YBCA contains similar provisions.

PLACE OF MEETINGS. The BCBCA provides that meetings of shareholders of a corporation must be held at the place within the Province of British Columbia provided in the articles. A meeting of shareholders of a corporation may however be held at a place outside of British Columbia if the location is approved by the resolution required by the Articles for the purpose, or if no resolution is required for that purpose by the Articles, approved by ordinary resolution. Under the YBCA, meetings of shareholders of a corporation must be held at a location in the Yukon Territory or, if the articles so provide at one or more places specified in the articles, or in the absence of such determination, at the place where the registered office of the corporation is located.

QUORUM OF SHAREHOLDERS. The BCBCA states that the quorum of shareholders of the corporation at a meeting of shareholders is established in the articles of the corporation. If no quorum is established by the articles, the quorum is two shareholders entitled to vote at the meeting whether present in person or by proxy. Under the YBCA, unless the articles of a corporation otherwise provide, a quorum of shareholders is present at a meeting of shareholders (irrespective of the number of persons actually present at the meeting) if holders of a majority of the shares entitled to vote at the meeting are present in person or represented by proxy.

SHAREHOLDER   PROPOSALS.   The  BCBCA  contains  eligibility   requirements  for
shareholders that wish to submit proposals for inclusion in a corporation's proxy materials. The YBCA imposes similar requirements.

DUTIES OF DIRECTORS. The BCBCA provides that subject to any unanimous shareholder agreement, the directors manage, or supervise the management of, the business and affairs of the Company. The YBCA contains substantially the same provisions.

REMOVAL OF DIRECTORS. The BCBCA permits the removal of directors by special resolution. Unless otherwise provided in the articles of a corporation, a quorum of directors may fill a vacancy among the directors, except for a vacancy resulting from an increase in the number or the minimum or maximum number of directors or the failure to elect the number or minimum number of directors provided for in the articles. The YBCA contains substantially the same provisions.

The following is a summary of all material provisions of the Company's Continuation Application and Articles and certain provisions of the BCBCA, applicable to the Company:

         A. DIRECTOR'S POWER TO VOTE ON A PROPOSAL, ARRANGEMENT OR CONTRACT IN WHICH THE DIRECTOR IS MATERIALLY INTERESTED.

                  Under the BCBCA, subject to certain exceptions, a director or senior officer of the Company must disclose any material interest that he personally has, or that he as a director or senior officer of another corporation has in a contract or transaction that is material to the Company and which the Company has entered into or proposes to enter into.

                  A director or senior officer of the Company does not hold a disclosable interest in a contract or transaction if:

                  1. the situation that would otherwise constitute a disclosable interest arose before the coming into force of the BCBCA, and the interest was disclosed and approved under, or was not required to be disclosed under legislation that applied to the Company before the coming into effect of the BCBCA;
                  2. both the Company and the other party to the contract or transaction are wholly owned subsidiaries of the same corporation;
                  3. the Company is a wholly owned subsidiary of the other party to the contract or transaction;
                  4.       the other party to the contract or  transaction  is a
                           wholly owned subsidiary of the Company; or
                  5.       the   director   or  senior   officer   is  the  sole
                           shareholder of the Company or of a corporation of which the Company is a wholly owned subsidiary.

                  A director or senior officer of the Company does not hold a disclosable interest in a contract or transaction merely because:

                  1. the contract or transaction is an arrangement by way of a security granted by the Company for money loaned to, or obligations undertaken by, the director or senior officer, or a person in whom the director or senior officer has a material interest, for the benefit of the Company or an affiliate of the Company;
                  2. the contract or transaction relates to an indemnity or insurance under the BCBCA;
                  3. the contract or transaction relates to the remuneration of the director or senior officer, in that person's capacity as director, officer, employee or agent of the Company or of an affiliate of the Company;
                  4. the contract or transaction relates to a loan to the Company, and the director or senior officer, or a person in whom the director or senior officer has a material interest, is or is to be a guarantor of some or all of the loan; or
                  5. the contract or transaction has been or will be made with or for the benefit of a corporation that is affiliated with the Company and the director or senior officer is also a director or senior officer of that corporation or an affiliate of that corporation.

                  A director or senior officer who holds such a material interest must disclose the nature and extent of such interest in writing. The disclosure must be evidenced in writing in a consent resolution, the minutes of a meeting or any other record deposited with the Company's record office. A director who has a disclosable interest in a contract or transaction is not entitled to vote on any directors' resolution to approve that contract or transaction, but may be counted in the quorum at the directors' meeting at which such vote is taken.

         B. DIRECTORS' POWER, IN THE ABSENCE OF AN INDEPENDENT QUORUM, TO VOTE COMPENSATION TO THEMSELVES OR ANY MEMBERS OF THEIR BODY.

                  The compensation of the directors is decided by the directors unless the Board of Directors specifically requests approval of the compensation from the shareholders. If the issuance of compensation to the directors is decided by the directors, a quorum is the majority of the directors in office.

         C. BORROWING POWERS EXERCISABLE BY THE DIRECTORS AND HOW SUCH BORROWING POWERS MAY BE VARIED.

                  The Company, if authorized by the directors, may:

                  1. borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;
                  2. issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;
                  3. guarantee the repayment of money by any other person or the performance of any obligation of any other person; and
                  4. mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

                  The borrowing powers may be varied by amendment to the Articles of the Company which requires approval of the shareholders of the Company by Special Resolution.

         D. RETIREMENT AND NON-RETIREMENT OF DIRECTORS UNDER AN AGE LIMIT REQUIREMENT.

                  There are no such provisions applicable to the Company under the Notice of Articles, Articles or the BCBCA.

         E.       NUMBER OF SHARES REQUIRED FOR A DIRECTOR'S QUALIFICATION.

                  A director of the Company is not required to hold a share in the capital of the Company as qualification for his office.

DESCRIPTION OF COMMON SHARES

The authorized capital of the Company consists of an unlimited number of common shares without par value. A complete description is contained in the Company's Notice of Articles.

Of the Company's unlimited share capital, a total of 18,537,355 common shares were issued and outstanding as of October 31, 2004.

All of the common shares are fully paid and not subject to any future call or assessment. All of the common shares of the Company rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and the entitlement to dividends. The holders of the common shares are entitled to receive notice of all shareholder meetings and to attend and vote at such meetings. Shareholders are not entitled to cumulative voting. Each common share carries with it the right to one vote. The common shares do not have preemptive or conversion rights. In addition, there are no sinking fund or redemption provisions applicable to the common shares or any provisions discriminating against any existing or prospective holders of such securities as a result of a shareholder owning a substantial number of shares. The Company's board of directors does not stand for re-election at staggered intervals.

DIVIDEND RECORD

The Company has not paid any dividends on its common shares and has no policy with respect to the payment of dividends.

OWNERSHIP OF SECURITIES AND CHANGE OF CONTROL

Except for the Investment Canada Act, discussed below, there are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by foreign law or by the constituent documents of the Company.

Any person who beneficially owns or controls, directly or indirectly, more than 10% of the Company's voting shares is considered an insider, and must file an insider report with the British Columbia, Alberta and Ontario Securities Commissions within ten days of becoming an insider disclosing any direct or indirect beneficial ownership of, or control over direction over securities of the Company. In addition, if the Company itself holds any of its own securities, the Company must disclose such ownership.

There are no provisions in the Company's Continuation Application, Notice of Articles and Articles that would have an effect of delaying, deferring or preventing a change in control of the Company operating only with respect to a merger, acquisition or corporate restructuring involving the Company or its subsidiaries.

CHANGES TO RIGHTS AND RESTRICTIONS OF SHARES

Under the BCBCA and the Company's Articles, if the Company wishes to change the rights and restrictions of the common shares the Company must obtain the approval of the shareholders by Special Resolution.

SHAREHOLDER MEETINGS

ANNUAL AND EXTRAORDINARY GENERAL MEETINGS

Under the BCBCA and the Company's Articles, the Company's annual general meeting is to be held once in each calendar year and not more than 15 months after the previous meeting. No advance notice will be required to be published at a meeting where directors are to be elected. The Company, under the BCBCA, must give shareholders not less than 21 days' notice of any general meeting of the shareholders.

The Directors may fix in advance a date, which is no fewer than 35 days or no more than 60 days prior to the date of the meeting, as the record date for the meeting. All the holders of common shares as at the record date are entitled to attend and vote at a general meeting.

On a show of hands, every person who is present, a shareholder or proxy holder and entitled to vote shall have one vote. Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the Chairman of the meeting that the vote upon the resolution has been carried or carried by the necessary majority or is defeated must be entered in the minutes of the meeting and shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favor of or against the resolution and the result of the vote so taken shall be the decision of the members upon the said question.

DIFFERENCES FROM REQUIREMENTS IN THE UNITED STATES

Except for the Company's quorum requirements, certain requirements related to related party transactions, the requirement for notice of shareholder meetings and the approval of amendments to the Company's articles, which are discussed above, there are no significant differences in the law applicable to the Company, in the areas outlined above, in British Columbia versus the United States. In most states in the United States, a quorum must consist of a majority of the shares entitled to vote. Some states allow for a reduction of the quorum requirements to less than a majority of the shares entitled to vote. Having a lower quorum threshold may allow a minority of the shareholders to make decisions about the Company, its management and operations. In addition, most states in the United States require that a notice of meeting be mailed to shareholders prior to the meeting date. Additionally, in the United States, a director may not be able to vote on the approval of any transaction in which the director has a interest. Generally, most states in the United States require amendments to a company's articles of incorporation to be approved by at least a majority of the votes cast by the holders of the issued and outstanding shares. Some states, or some older corporations, may require approval of amendments by 2/3 of the votes cast by the holders of the issued and outstanding shares. In addition, in the United States voting by separate voting groups may be required on the approval of any such amendments.

MATERIAL CONTRACTS

The following are material contracts entered into by the Company during the two years preceding the date of this annual report:

1. Heads of Agreement by and among Hilton Petroleum Ltd. and Minera San Jorge S.A. de C.V. dated October 1, 2003. See "Item 4. Information on the Company - Principal Properties - El Nayar Project, Mexico."

EXCHANGE CONTROLS

There are no governmental laws, decrees, or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends, or other payments to non-resident holders of the Company's common stock. Any remittances of dividends to United States residents are, however, subject to a 15% withholding tax (10% if the shareholder is a corporation owning at least 10% of the outstanding common stock of the Company) pursuant to Article X of the reciprocal tax treaty between Canada and the United States. See "Item 10. Additional Information - Taxation".

Except as provided in the Investment Canada Act, there are no limitations specific to the rights of non-Canadians to hold or vote the common stock of the Company under the laws of Canada or the Province of British Columbia or in the charter documents of the Company.

The following discussion summarizes the principal features of the Investment Canada Act for a non-resident who proposes to acquire the common shares.

The Investment Canada Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an "entity") that is not a "Canadian" as defined in the Investment Canada Act (a "non-Canadian"), unless after review, the Director of Investments appointed by the minister responsible for the Investment Canada Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the common shares by a non-Canadian other than a "WTO Investor" (as that term is defined by the Investment Canada Act, and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when the Company was not controlled by a WTO Investor, would be reviewable under the Investment Canada Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Canada Act, equals or exceeds $5 million for direct acquisition and over $50 million for indirect acquisition, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of the assets of the Company. An investment in the common shares by a WTO Investor, or by a non-Canadian when the Company was controlled by a WTO Investor, would be reviewable under the Investment Canada Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Canada Act was not less than a specified amount, which for 2004 is any amount in excess of $237 million. A non-Canadian would acquire control of the Company for the purposes of the Investment Canada Act if the non-Canadian acquired a majority of the common shares. The acquisition of one third or more, but less than a majority of the common shares would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquirer through the ownership of the common shares.

Certain transactions relating to the common shares would be exempt from the Investment Canada Act, including: (a) an acquisition of the common shares by a person in the ordinary course of that person's business as a trader or dealer in securities; (b) an acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Canada Act; and (c) an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through the ownership of the common shares, remained unchanged.

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

DIVIDENDS

Dividends paid on the common stock of the Company to a non-resident will be subject to withholding tax. The Canada- US Income Tax Convention (1980) (the "Treaty") provides that the normal 25% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as the Company) to residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation which is a resident of the United States which owns at least 10% of the voting shares of the corporation paying the dividend.

CAPITAL GAINS

In general, a non-resident of Canada is not subject to tax under the ITA with respect to a capital gain realized upon the disposition of a share of a corporation resident in Canada that is listed on a prescribed stock exchange.
For purposes of the ITA, the Company is listed on a prescribed stock exchange. Non-residents of Canada who dispose of shares of the Company will be subject to income tax in Canada with respect to capital gains if:

         (a)      the non-resident holder;
         (b) persons with whom the non-resident holder did not deal at arm's length; or
         (c) the non-resident holder and persons with whom the non-resident holder did not deal with at arm's length,

owned not less than 25% of the issued shares of any class or series of the Company at any time during the five-year period preceding the disposition. In the case of a non-resident holder to whom shares of the Company represent taxable Canadian property and who is resident in the United States, no Canadian taxes will be payable on a capital gain realized on such shares by reason of the Treaty unless the value of such shares is derived principally from real property situated in Canada. However, in such a case, certain transitional relief under the Treaty may be available.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes the material United States federal income tax consequences, under current law, applicable to a US Holder (as defined below) of the Company's common stock. This discussion does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, nonresident alien individuals or foreign corporations, and shareholders owning common stock representing 10% of the vote and value of the Company. In addition, this discussion does not cover any state, local or foreign tax consequences.

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

US HOLDERS

As used herein, a "US Holder" is defined as (i) citizens or residents of the US, or any state thereof, (ii) a corporation or other entity created or organized under the laws of the US, or any political subdivision thereof, (iii) an estate the income of which is subject to US federal income tax regardless of source or that is otherwise subject to US federal income tax on a net income basis in respect of the common stock, or (iv) a trust whose administration is subject to the primary supervision of a US court and which has one or more US fiduciaries who have the authority to control all substantial decisions of the trust, whose ownership of common stock is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

DISTRIBUTIONS ON SHARES OF COMMON STOCK

US Holders receiving dividend distributions (including constructive dividends) with respect to the Company's common stock are required to include in gross income for United States federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the US Holder's United States federal income tax liability or, alternatively, may be deducted in computing the US Holder's United States federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below.) To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the US Holder's adjusted basis in the common stock and thereafter as gain from the sale or exchange of such shares. Preferential tax rates for long-term capital gains are applicable to a US Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a US Holder which is a corporation. Dividends paid on the Company's common stock will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.

FOREIGN TAX CREDIT

A US Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of the Company's common stock may be entitled, at the option of the US Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the US Holder during that year. Subject to certain limitations, Canadian taxes withheld will be eligible for credit against the US Holder's United States federal income taxes. Under the Code, the limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividends paid by the Company generally will be either "passive" income or "financial services" income, depending on the particular US Holder's circumstances. Foreign tax credits allowable with respect to each class of income cannot exceed the US federal income tax otherwise payable with respect to such class of income. The consequences of the separate limitations will depend on the nature and sources of each US Holder's income and the deductions appropriately allocated or apportioned thereto. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common stock should consult their own tax advisors regarding their individual circumstances.

DISPOSITION OF SHARES OF COMMON STOCK

A US Holder will recognize gain or loss upon the sale of shares of common stock equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received; and (ii) the shareholder's tax basis in the common stock. This gain or loss will be capital gain or loss if the shares are a capital asset in the hands of the US Holder, and such gain or loss will be long-term capital gain or loss if the US Holder has held the common stock for more than one year. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For US Holders who are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For US Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

OTHER CONSIDERATIONS

The Company has not determined whether it meets the definition of a "passive foreign investment company" (a "PFIC"). It is unlikely that the Company meets the definition of a "foreign personal holding company" (a "FPHC") or a "controlled foreign corporation" (a "CFC") under current US law.

If more  than  50% of the  voting  power  or value  of the  Company  were  owned
(actually or constructively) by US Holders who each owned (actually or constructively) 10% or more of the voting power of the Company's common shares ("10% Shareholders"), then the Company would become a CFC and each 10% Shareholder would be required to include in its taxable income as a constructive dividend an amount equal to its share of certain undistributed income of the Company. If (1) more than 50% of the voting power or value of the Company's common shares were owned (actually or constructively) by five or fewer individuals who are citizens or residents of the United States and (2) 60% or more of the Company's income consisted of certain interest, dividend or other enumerated types of income, then the Company would be a FPHC. If the Company were a FPHC, then each US Holder (regardless of the amount of the Company's common shares owned by such US Holder) would be required to include in its taxable income as a constructive dividend its share of the Company's undistributed income of specific types.

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

If the Company were to be a PFIC, then a US Holder would be required to pay an interest charge together with tax calculated at maximum tax rates on certain "excess distributions" (defined to include gain on the sale of stock) unless such US Holder made an election either to (1) include in his or her taxable income certain undistributed amounts of the Company's income or (2) mark to market his or her Company common shares at the end of each taxable year as set forth in Section 1296 of the Code.

INFORMATION REPORTING AND BACKUP WITHHOLDING

US information reporting requirements may apply with respect to the payment of dividends to US Holders of the Company's shares. Under Treasury regulations currently in effect, non-corporate holders may be subject to backup withholding at a 31% rate with respect to dividends when such holder (1) fails to furnish or certify a correct taxpayer identification number to the payor in the required manner, (2) is notified by the IRS that it has failed to report payments of interest or dividends properly or (3) fails, under certain circumstances, to certify that it has been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments.

INSPECTION OF DOCUMENTS

Copies of the documents referred to in this report may be inspected at the Company's corporate office at Suite 1305 - 1090 West Georgia Street, Vancouver, British Columbia V6E 3V7, during normal business hours.


ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.
--------------------------------------------------------------------------------

Not applicable.


ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.
--------------------------------------------------------------------------------

Not applicable


                                     PART II


ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.
--------------------------------------------------------------------------------

Not applicable.


ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS
          OF SECURITY HOLDERS AND USE OF PROCEEDS.
--------------------------------------------------------------------------------

See "Item 4. Information on the Company - History and Development of the Company" and "Item 10. Additional Information - Articles of Continuance and Articles."


ITEM 15.  CONTROLS AND PROCEDURES
--------------------------------------------------------------------------------


An evaluation was performed under the supervision and with the participation of the Company's management, including Mr. DeMare, the Company's President, Chief Executive Officer and acting Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rules 13a-15(b) and 15d- 15(b) of the Securities Exchange Act of 1934 (the "Exchange Act") as of May 31, 2004. Based upon that evaluation, Mr. DeMare, concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission's rules and forms.

During the fiscal year ended May 31, 2004, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.


ITEM 16.  [RESERVED]
--------------------------------------------------------------------------------

Not applicable.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT.
--------------------------------------------------------------------------------

The Board of Directors has determined that the Company has at least one audit committee financial expert, Mr. Nick DeMare, who serves on the Company's audit committee. Mr. DeMare is not considered to be an "independent director" as that term is defined in Rule 4200(a)(15) of the National Association of Securities Dealers.


ITEM 16B.  CODE OF ETHICS.
--------------------------------------------------------------------------------

The Company has not yet adopted a code of ethics that applies to the Company's principal executive officer, principal financial officer, principal accounting officer, or controller, or persons performing similar functions. Given the Company's current operations, management does not believe a code of ethics is necessary at this stage of the Company's development.


ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES.
--------------------------------------------------------------------------------

AUDIT FEES

For the fiscal years ended May 31, 2004 and 2003, the Company's principal accountant billed $15,848 and billed $33,400, respectively, for the audit of the Company's annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

AUDIT-RELATED FEES

For the fiscal years ended May 31, 2004 and 2003, the Company's principal accountant billed $nil and $nil, respectively, for assurance and related services that were reasonably related to the performance of the audit or review of the Company's financial statements outside of those fees disclosed above under "Audit Fees".

TAX FEES

For the fiscal years ended May 31, 2004 and 2003, the Company's principal accountant billed $nil and $nil, respectively, for tax compliance, tax advice, and tax planning services.

ALL OTHER FEES

For the fiscal years ended May 31, 2004 and 2003, the Company's principal accountant billed $nil and billed $nil, respectively, for products and services other than those set forth above.

PRE-APPROVAL POLICIES AND PROCEDURES

Prior to engaging the Company's accountants to perform a particular service, the Company's audit committee obtains an estimate for the service to be performed. The Company's audit committee reviews and pre-approves all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services provided by the Company's external auditors. Provided the pre-approval of the non-audit services is presented to the audit committee's first scheduled meeting following such approval such authority may be delegated by the audit committee to one or more independent members of the audit committee. The audit committee in accordance with procedures for the Company approved all of the services described above.

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the waiver in paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.
--------------------------------------------------------------------------------

Not applicable.


ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS.
--------------------------------------------------------------------------------

Not applicable.


                                    PART III


ITEM 17.  FINANCIAL STATEMENTS.
--------------------------------------------------------------------------------

See pages 60 (F-1) through 83 (F-24).


ITEM 18.  FINANCIAL STATEMENTS.
--------------------------------------------------------------------------------

Not applicable.



ITEM 19.  EXHIBITS.
--------------------------------------------------------------------------------

EXHIBIT
NUMBER     DESCRIPTION                                                     PAGE

 1.1       Certificate of Continuation and Notice of Articles
           for Hilton Resources Ltd.                                         84

 1.2       Articles for Hilton Resources Ltd.                                88

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

 4.6       East Blossom Property Agreement (3)                              N/A

 4.7       Employment Agreement with DWB Management Ltd. (4)                N/A

 4.8       Purchase and Sale Agreement between STB Energy, Inc.
           and EXCO Resources, Inc.dated February 21, 2001 (5)              N/A

EXHIBIT
NUMBER     DESCRIPTION                                                     PAGE

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

 4.11      Heads of Agreement by and among Hilton Petroleum Ltd.
           and Minera San Jorge S.A. de C.V. dated October 1, 2003.(8)      N/A

 4.20      10% Convertible Debentures (6)                                   N/A

 4.21      Stock Option Plan 2004 (8)                                       N/A

 4.22      Stock Option Plan 2005                                           126

 8.1       List of Subsidiaries                                             149

12.1       Certification of Nick DeMare Pursuant to Rule 13a-14(a)          151

13.1       Certification of Nick DeMare Pursuant to 18 U.S.C.
           Section 1350                                                     153

(1) Previously filed as an exhibit to the Company's registration statement on Form 20-F, filed with the Commission on November 26, 1999. File number 000-30390.
(2) Previously filed as an exhibit to the Company's registration statement on Form 20-F/A Amendment No. 1, filed with the Commission on March 30, 2000. File number 000-30390.
(3) Previously filed as an exhibit to the Company's Registration Statement on Form 20-F/A Amendment No. 3, filed with the Commission on September 28, 2000. File number 000-30390.
(4) Previously filed as an exhibit to the Company's Annual Report on Form 20-F, filed with the Commission on December 9, 2000. File number 000-30390.
(5) Previously filed with the Company's Form 6-K Report of Foreign Private Issuer, filed with the Commission on April 9, 2001. File number 000-30390.
(6) Previously filed as an exhibit to the Company's annual Report on Form 20-F, filed with the Commission on December 10, 2001. File number 000-30390.
(7) Previously filed as an exhibit to the Company's annual Report on Form 20-F, filed with the Commission on December 2, 2002. File number 000-30390.
(8) Previously filed as an exhibit to the Company's annual Report on Form 20-F, filed with the Commission on December 19, 2003. File number 000-30390.

                                   SIGNATURES


The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                           HILTON RESOURCES LTD.


Dated:   November 29, 2004                 /s/ Nick DeMare
         -----------------                 ------------------------------------
                                           Nick DeMare,
                                           President, Chief Executive Officer,
                                           Chief Financial Officer and Director

--------------------------------------------------------------------------------




                              HILTON RESOURCES LTD.
                        (FORMERLY HILTON PETROLEUM LTD.)
                         (AN EXPLORATION STAGE COMPANY)

                        CONSOLIDATED FINANCIAL STATEMENTS
                               FOR THE YEARS ENDED
                          MAY 31, 2004, 2003, AND 2002

            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


--------------------------------------------------------------------------------

AUDITOR'S REPORT




To the Shareholders of
Hilton Resources Ltd. (formerly Hilton Petroleum Ltd.)


We have audited the consolidated balance sheets of Hilton Resources Ltd. (formerly Hilton Petroleum Ltd.) as at May 31, 2004 and 2003 and the consolidated statements of operations, deficit and cash flow for the years ended May 31, 2004, 2003 and 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2004 and 2003 and the results of its operations and cash flow for the years ended May 31, 2004, 2003 and 2002 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected assets, liabilities and shareholders' equity as at May 31, 2004 and 2003 and results of operations for the years ended May 31, 2004, 2003 and 2002 to the extent summarized in Note 12 to the consolidated financial statements.

On  September  24, 2004 we reported  separately  to the  shareholders  of Hilton
Resources Ltd. (formerly Hilton Petroleum Ltd.) on consolidated financial statements as at, and for the years ended, May 31, 2004 and 2003 audited in accordance with Canadian generally accepted auditing standards.


                                                          /s/ D&H Group

Vancouver, BC
September 24, 2004                                     CHARTERED ACCOUNTANTS



                                    D&H Group
                          A Partnership of Corporations
        A Member of BHD Association with affiliated offices across Canada and Internationally 10th Floor, 1333 West Broadway, Vancouver B.C. V6H
                4C1 www.dhgroup.ca F 604-731-9923 T 604-731-5881
                                       F-2

COMMENTS BY AUDITORS FOR U.S. READERS
ON CANADA - U.S. REPORTING DIFFERENCE




In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in
Note 1 to the financial statements. Our report to the shareholders dated September 24, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.



                                                    /s/ D&H Group

Vancouver, BC
September 24, 2004                              CHARTERED ACCOUNTANTS



















                                    D&H Group
                          A Partnership of Corporations
        A Member of BHD Association with affiliated offices across Canada and Internationally 10th Floor, 1333 West Broadway, Vancouver B.C. V6H
                4C1 www.dhgroup.ca F 604-731-9923 T 604-731-5881
                                       F-3

                              HILTON RESOURCES LTD.
                        (FORMERLY HILTON PETROLEUM LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                           CONSOLIDATED BALANCE SHEETS
                                  AS AT MAY 31
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


                                                       2004            2003
                                                         $               $
                                   ASSETS

CURRENT ASSETS

Cash                                                    528,040         147,108
Amounts receivable                                       30,289          32,285
Prepaid expenses and deposits                             8,959          47,247
                                                   ------------    ------------
                                                        567,288         226,640

CAPITAL ASSETS, net of accumulated
    amortization of $1,976                               19,467               -

OPTION TO ACQUIRE INTERESTS IN UNPROVEN
    MINERAL CLAIMS (Note 5)                             103,971               -

DEFERRED EXPLORATION COSTS (Note 5)                     116,611               -

OTHER ASSETS (Note 6)                                    65,591         184,366
                                                   ------------    ------------
                                                        872,928         411,006
                                                   ============    ============

                              LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities                 16,356          20,238
Debentures (Note 7)                                           -       1,700,457
                                                   ------------    ------------
                                                         16,356       1,720,695
                                                   ------------    ------------

                      SHAREHOLDERS' EQUITY


SHARE CAPITAL (Note 8)                               70,593,713      67,568,135

CONTRIBUTED SURPLUS                                     154,000               -

EQUITY COMPONENT OF DEBENTURES                                -         430,922

DEFICIT                                             (69,891,141)    (69,308,746)
                                                   ------------    ------------
                                                        856,572      (1,309,689)
                                                   ------------    ------------
                                                        872,928         411,006
                                                   ============    ============
NATURE OF OPERATIONS (Note 1)

APPROVED BY THE BOARD

/s/ ANDREW CARTER    , Director
---------------------
/s/ NICK DEMARE      , Director
---------------------
                                       F-4

        THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED
                             FINANCIAL STATEMENTS.

                              HILTON RESOURCES LTD.
                        (FORMERLY HILTON PETROLEUM LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                           FOR THE YEARS ENDED MAY 31
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)




                                                       2004            2003            2002
                                                         $               $               $

REVENUES

Petroleum and natural gas sales                               -         127,782         361,665
                                                   ------------    ------------    ------------

OTHER EXPENSES

Production                                                    -          83,607         263,553
General and administrative                              288,058         821,308       1,280,365
Stock-based compensation                                154,000               -               -
Depreciation, depletion and impairment                    1,976       6,881,119      39,482,069
Research, development and marketing                           -         364,413         793,237
                                                   ------------    ------------    ------------
                                                        444,034       8,150,447      41,819,224
                                                   ------------    ------------    ------------
OPERATING LOSS                                         (444,034)     (8,022,665)    (41,457,559)
                                                   ------------    ------------    ------------
OTHER INCOME (EXPENSES)

Interest and other income                                95,400          57,549       1,338,738
Interest expense on debentures                         (233,761)       (640,548)     (1,079,279)
Impairment of investment, advances and other                  -        (937,937)     (1,100,903)
Loss on sale of investment                                    -               -        (115,238)
Property investigations                                       -        (246,900)              -
                                                   ------------    ------------    ------------
                                                       (138,361)     (1,767,836)       (956,682)
                                                   ------------    ------------    ------------
NET LOSS FOR THE YEAR                                  (582,395)     (9,790,501)    (42,414,241)
                                                   ============    ============    ============


BASIC AND DILUTED LOSS PER SHARE                         $(0.06)         $(2.17)        $(11.65)
                                                   ============    ============    ============
WEIGHTED AVERAGE NUMBER OF
    COMMON SHARES OUTSTANDING                        10,251,463       4,502,312       3,641,015
                                                   ============    ============    ============















                                       F-5

        THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED
                             FINANCIAL STATEMENTS.

                              HILTON RESOURCES LTD.
                        (FORMERLY HILTON PETROLEUM LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                       CONSOLIDATED STATEMENTS OF DEFICIT
                           FOR THE YEARS ENDED MAY 31
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)





                                                       2004            2003            2002
                                                         $               $               $

DEFICIT - BEGINNING OF YEAR                         (69,308,746)    (57,884,064)    (15,469,823)

CONVERSION OF DEBENTURES (Note 7(b))                          -      (1,634,181)              -
                                                   ------------    ------------    ------------
                                                    (69,308,746)    (59,518,245)    (15,469,823)

NET LOSS FOR THE YEAR                                  (582,395)     (9,790,501)    (42,414,241)
                                                   ------------    ------------    ------------
DEFICIT - END OF YEAR                               (69,891,141)    (69,308,746)    (57,884,064)
                                                   ============    ============    ============






























                                       F-6


        THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED
                             FINANCIAL STATEMENTS.

                              HILTON RESOURCES LTD.
                        (FORMERLY HILTON PETROLEUM LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           FOR THE YEARS ENDED MAY 31
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)



                                                                       2004            2003              2002
                                                                         $               $                 $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Net loss for the year                                                  (582,395)     (9,790,501)    (42,414,241)
Adjustment for items not involving cash
     Depreciation, depletion and impairment                               1,976       6,881,119      39,482,069
     Amortization of deferred financing charges                          26,200          44,641         107,220
     Accretion of liability component of debentures                      92,139         156,183         357,732
     Stock-based compensation                                           154,000               -               -
     Impairment of investment, advances and other                         5,516         937,937               -
     Interest expense settled through issuance of shares                 65,371          42,221               -
     Loss (gain) on sale of investment                                   (2,645)              -         115,238
     Write-down of investment                                                 -               -       1,100,903
     Unrealized foreign exchange                                        (44,506)         52,266         (30,346)
                                                                   ------------    ------------    ------------
                                                                       (284,344)     (1,676,134)     (1,281,425)
Decrease in amounts receivable                                            1,996           8,585       3,642,499
Decrease in prepaid expenses and deposits                                38,288         134,793         146,335
Decrease in inventories                                                       -               -         976,556
Decrease in accounts payable and accrued liabilities                     (3,882)       (116,120)     (2,913,069)
                                                                   ------------    ------------    ------------
                                                                       (247,942)     (1,648,876)        570,896
                                                                   ------------    ------------    ------------
FINANCING ACTIVITIES

Issuance of common shares, net of issue costs                           918,275               -       2,844,100
Decrease in other assets                                                      -               -          38,188
                                                                   ------------    ------------    ------------
                                                                        918,275               -       2,882,288
                                                                   ------------    ------------    ------------
INVESTING ACTIVITIES

Drilling advances                                                       (57,221)              -               -
Expenditures on capital assets                                          (21,443)              -               -
Option payments and exploration costs                                  (220,582)              -               -
Petroleum and natural gas interests expenditures                              -        (655,786)     (3,169,417)
Proceeds from sale of petroleum and natural gas interests                     -         152,520               -
Investment and advances                                                       -          32,408      (1,198,377)
Proceeds from sale of investment                                          9,845               -         151,118
                                                                   ------------    ------------    ------------
                                                                       (289,401)       (470,858)     (4,216,676)
                                                                   ------------    ------------    ------------

INCREASE (DECREASE) IN CASH FOR THE YEAR                                380,932      (2,119,734)       (763,492)

CASH - BEGINNING OF YEAR                                                147,108       2,266,842       3,030,334
                                                                   ------------    ------------    ------------
CASH - END OF YEAR                                                      528,040         147,108       2,266,842
                                                                   ============    ============    ============



Supplementary disclosure with respect to the consolidated statements of cash flows (Note 14).
                                       F-7

        THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED
                             FINANCIAL STATEMENTS.

                              HILTON RESOURCES LTD.
                        (FORMERLY HILTON PETROLEUM LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2004, 2003 AND 2002
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


1.       NAME CHANGE AND NATURE OF OPERATIONS

         The Company had previously been engaged in the acquisition, exploration for and development of crude oil and natural gas properties in the United States and in the research, development and marketing of proprietary software programs. During the 2003 fiscal year the Company recorded an impairment charge of $1,547,438 with respect to its then ongoing exploration of its petroleum interests. In addition, effective November 30, 2002, the Company also recorded a further charge of $5,333,681, representing its remaining net interest in Hilton Petroleum Inc. and STB Energy Inc., two wholly-owned subsidiaries which held the Company's petroleum interests. The Company also ceased the funding of its proprietary software activities in the 2003 fiscal year.

         On March 2, 2004, the Company changed its name from Hilton Petroleum Ltd. to Hilton Resources Ltd.

         The Company is in the process of exploring its unproven mineral interests in Mexico. The Company presently has no proven or probable reserves  and on the  basis  of  information  to  date,  it has not yet determined whether these mineral interests contain economically recoverable ore reserves. Consequently the Company considers itself to have become an exploration stage company on June 1, 2003. The amounts shown as unproven mineral interests and deferred costs represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values. The underlying value of the mineral interests and deferred costs is entirely dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain the necessary financing to complete development, and future profitable production.

         As at May 31, 2004, the Company had working capital of $550,932. The Company will require additional equity financing to pursue the exploration of its unproven mineral interests and meet ongoing corporate overhead requirements. The Company expects to generate the necessary resources for the 2005 fiscal year through a combination of the sale of equity securities through private placements and the exercises of warrants and stock options. If the Company is unsuccessful in generating anticipated resources from one or more of the anticipated sources and is unable to replace any shortfall with resources from another source, the Company may be able to extend the period for which available funds would be adequate by joint venturing or selling its unproven mineral interests and otherwise scaling back operations. No assurances can be given however, that the Company will be able to obtain sufficient additional resources or renegotiate its option agreement or sell it unproven mineral interest, in which case, its ability to meet its obligations and to continue its operations would be adversely affected.

         These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") applicable to a going concern which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. Realization values may be substantially different from the carrying values shown in the consolidated financial statements should the Company be unable to continue as a going concern. The ability of the Company to settle its liabilities as they come due and to fund ongoing operations is dependent upon the ability of the Company to obtain additional funding from equity financing. Failure to continue as a going concern would require restatement of assets and liabilities on a liquidation basis, which could differ materially from the going concern basis.

                              HILTON RESOURCES LTD.
                        (FORMERLY HILTON PETROLEUM LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2004, 2003 AND 2002
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


2.       CHANGE IN ACCOUNTING POLICY

         Effective June 1, 2003, the Company prospectively adopted the fair value method of accounting for stock options granted to employees and directors, as recommended by Section 3870 STOCK-BASED COMPENSATION AND OTHER STOCK BASED PAYMENTS of the Canadian Institute of Chartered Accountants' Handbook ("CICA 3870"). CICA 3870 provides alternative methods of transition for the adoption of the fair value method and, as permitted, the Company has elected prospective application, which allows the fair value method to be applied to stock options granted or modified on or after June 1, 2003 to employees and directors. Pro-forma disclosure for options issued prior to June 1, 2003, as required by the standard, had the Company used the fair value method is presented in
         Note 8(c).

         The fair value of stock options is determined using the BLACK-SCHOLES OPTION PRICING MODEL with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company's common shares and an expected life of the options.

         For stock options granted to other than employees and directors, the Company continues to apply the fair value method.


3.       SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         These consolidated financial statements have been prepared in accordance with Canadian GAAP. The significant differences between these principles and those that would be applied under United States generally accepted accounting principles ("US GAAP") are disclosed in
         Note 12.

         The consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

         The consolidated financial statements for the 2003 and 2002 fiscal years include the accounts of the Company and its wholly-owned subsidiaries. Effective May 31, 2004, the Board of Directors of the Company determined to abandon all of its subsidiaries and, accordingly, as of this date, the Company no longer accounts for the activities of these subsidiaries. See also Note 1.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the period. Actual results may differ from those estimates.

                              HILTON RESOURCES LTD.
                        (FORMERLY HILTON PETROLEUM LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2004, 2003 AND 2002
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


3.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         UNPROVEN MINERAL INTERESTS

         Unproven mineral interests costs and exploration, development and field support costs directly relating to mineral interests are deferred until the interest to which they relate is placed into production, sold or abandoned. The deferred costs will be amortized over the life of the orebody following commencement of production or written off if the mineral interest is sold or abandoned. Administration costs and other exploration costs that do not relate to any specific mineral interest are expensed as incurred.

         On a periodic basis, management reviews the carrying values of deferred unproven mineral interest acquisition and exploration expenditures with a view to assessing whether there has been any impairment in value. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or interest will be abandoned or its carrying value has been impaired, a provision is made for any expected loss on the project or interest.

         Although the Company has taken steps to verify title to mineral interests in which it has an interest, according to the usual industry standards for the stage of exploration of such mineral interests, these procedures do not guarantee the Company's title. Such mineral interests may be subject to prior agreements or transfers and title may be affected by undetected defects.

         From time to time, the Company acquires or disposes of mineral interests pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee and, accordingly, are recorded as mineral interest costs or recoveries when the payments are made or received.

         ASSET RETIREMENT OBLIGATIONS

         The fair value of a liability for an asset retirement obligation is recognized when a reasonable estimate of fair value can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is charged to earnings using a systematic and rational method and is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flow. As at May 31, 2004, the Company does not have any asset retirement obligations.

         IMPAIRMENT OF LONG-LIVED ASSETS

         Long-lived assets are assessed for impairment when events and circumstances warrant. The carrying value of a long-lived asset is impaired when the carrying amount exceeds the estimated undiscounted net cash flow from use and fair value. In that event, the amount by which the carrying value of an impaired long-lived asset exceeds its fair value is charged to earnings.

         INVESTMENTS

         Long-term investments are accounted for using the cost method.

                              HILTON RESOURCES LTD.
                        (FORMERLY HILTON PETROLEUM LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2004, 2003 AND 2002
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


3.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         TRANSLATION OF FOREIGN CURRENCIES

         Monetary items are translated at the rate of exchange in effect at the balance sheet date. Non-monetary items are translated at average rates in effect during the period in which they were earned or incurred. Gains and losses resulting from the fluctuation of foreign exchange rates have been included in the determination of income.

         CAPITAL ASSETS

         Capital assets, which is comprised of vehicles and equipment, are recorded at cost less accumulated depreciation calculated using the declining balance method at a rate of 30%.

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


4.       CHANGE IN REPORTING CURRENCY

         For the 2004 fiscal year, on a retroactive basis, the Company changed its reporting currency from United States dollars to Canadian dollars. All assets and liabilities are translated into Canadian dollars at the rate of exchange prevailing at the balance sheet date. Revenues and expenses are translated at the average rate for the year.

         The reporting currency was changed from United States dollars to Canadian dollars as the majority of the Company's transactions during the 2004 fiscal year were denominated in Canadian dollars.

         The figures for the 2003 fiscal year as reported in Canadian dollars versus United States dollars include a net loss for the year of $9,790,501 (2002 - $42,414,241) versus US $6,454,088 (2002 - US
         $27,984,522) and a deficit as at May 31, 2003, of $69,308,746 versus US
         $48,319,925.

                              HILTON RESOURCES LTD.
                        (FORMERLY HILTON PETROLEUM LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2004, 2003 AND 2002
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


5.       OPTION INTERESTS AND DEFERRED EXPLORATION COSTS

                                    ACQUISITION    EXPLORATION
                                       COSTS           COSTS           TOTAL
                                         $               $                $

         El Nayar Project               103,971         116,611         220,582
                                   ============    ============    ============

         On October 1, 2003, the Company entered into an option agreement, with a Mexican private corporation which is at arm's length to the Company, whereby the Company can acquire up to a 100% interest in five unproven mineral concessions (the "El Nayar Project") in Mexico, covering approximately 6,766 hectares.

         The Company may earn an initial 60% interest, upon TSX approval ("Approval Date"), in consideration of making option payments to the optionor totaling US $50,000 (paid) and the issuances of a total of 1.1 million common shares and funding US $1 million of expenditures, on the following basis:

         DATE                                    SHARE ISSUANCES   EXPENDITURES
                                                                        US $

         Approval Date                                  100,000               -
         Four months after Approval Date                      -          40,000
         One year after Approval Date                   200,000         250,000
         Eighteen months after Approval Date                  -         710,000
         Two years after Approval Date                  300,000               -
         Three years after Approval Date                500,000               -
                                                   ------------    ------------
                                                      1,100,000       1,000,000
                                                   ============    ============

         The Company has paid $19,741 (US $15,000) of underlying option payments and $18,966 land holding costs required of the optionor. The Company has also agreed to pay land holding costs totaling approximately
         $137,428. Future option payments to the concession holders are as follows:

                                                                        US $

         June 2004                                                       30,000
         December 2004                                                   35,000
         June 2005                                                       40,000
         December 2005                                                   45,000
         June 2006                                                       50,000
         December 2006                                                   85,000
                                                                   ------------
                                                                        285,000
                                                                   ============

         These option payments and land holding costs will be included as part of the expenditure commitment for the Company's earn-in.

         Upon having earned the initial 60% interest, the Company may purchase the remaining 40% interest in the El Nayar Project by payment in cash or issuances of common shares for an amount to be determined based on the net present value of the El Nayar Project.

                              HILTON RESOURCES LTD.
                        (FORMERLY HILTON PETROLEUM LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2004, 2003 AND 2002
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


5.       OPTION INTERESTS AND DEFERRED EXPLORATION COSTS (continued)

         Exploration costs incurred during the 2004 fiscal year on the El Nayar Project are as follows:

                                                                         $

         Assays                                                           4,343
         Geological                                                      87,529
         Other                                                           14,090
         Travel                                                          10,649
                                                                   ------------
                                                                        116,611
                                                                   ============


6.       OTHER ASSETS

                                                       2004             2003
                                                         $                $

         Investment                                       8,370          21,086
         Drilling advance                                57,221               -
         Loan to former officer                               -         137,080
         Deferred financing charges                           -          26,200
                                                   ------------    ------------
                                                         65,591         184,366
                                                   ============    ============

         (a) As at May 31, 2003, the Company held 234,286 common shares of Halo Resources Ltd. ("Halo") (formerly Trimark Resources Ltd.), a publicly traded company with common officers and directors. During the 2004 fiscal year the Company sold 80,000 shares for $9,845, realizing a gain of $2,645. The Company also disposed of 61,286 shares as part of its recovery of amounts receivable, as described in Note 9(b). As at May 31, 2004 the Company held 93,000 shares of Halo with a quoted market value of $67,890.

         (b) During the 2004 fiscal year, the loan to the former Chairman of the Company was retired against the maturity of the US $100,000 principal of the Series A 10% Debenture which was held by the former Chairman. Interest income of $8,742 was received (2003 - $15,252; 2002 - $5,948) during the 2004 fiscal year. See also Note 7(a).


7.       DEBENTURES

                                                       2004            2003
                                                         $               $

         10% Debentures                                       -       1,700,457
                                                   ============    ============

         (a) On their maturity on January 24, 2004, the Company retired US $770,000 Series A and $600,000 Series B principal of the 10% Debentures and $22,752 of accrued interest outstanding, through the issuance of 6,322,149 common shares of the Company. The Company retired the remaining US $100,000 Series A 10% Debentures owing to the former Chairman of the Company as described in Note 6(b). During the 2004 fiscal year, the Company paid $46,557 cash and issued 552,060 common shares for $89,176 interest in addition to the shares which were issued on maturity.

                              HILTON RESOURCES LTD.
                        (FORMERLY HILTON PETROLEUM LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2004, 2003 AND 2002
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


7. DEBENTURES (continued)

         (b) During the 2003 fiscal year, in order to induce early conversion of the debentures, the Company offered to pay interest to December 31, 2002, on all debentures which were converted by June 30, 2002, and to also reduce the conversion price of the debentures to $5.00 per share. In June 2002, holders of $2,887,252 of the 10% Debentures and all of the 9% Debentures elected to convert and the Company issued 876,150 common shares and paid $252,621 of bonus interest. The bonus interest was recorded as part of interest expense on long-term debt. In addition, Canadian GAAP require a non-cash calculation be made of the inducement resulting from reducing the conversion price. Accordingly, $1,634,181 was recorded in the 2003 fiscal year as a credit to share capital with an offsetting charge to deficit.


8.       SHARE CAPITAL


Authorized:  Unlimited common shares without par value
Issued:

                                    2004                        2003                          2002
                          --------------------------  ---------------------------  ----------------------------
                             SHARES        AMOUNT        SHARES         AMOUNT        SHARES         AMOUNT
                                             $                            $                             $

Balance, beginning
    of year                  4,876,921    67,658,135     3,657,516     61,315,533     3,490,216      58,482,313
                          ------------  ------------  ------------   ------------  ------------   -------------

Issued during the year
For cash
    Private placements       6,130,000       865,750             -              -       167,300       2,844,100
    Exercise of warrants       490,000        68,600             -              -             -               -
Retirement of debentures     6,233,843     2,041,932             -              -             -               -
Conversion on debentures             -             -       876,150      6,210,381             -               -
Debenture interest             640,366        65,371       343,255         42,221             -               -
Finders fee                    166,225        16,623             -              -             -               -
                          ------------  ------------  ------------   ------------  ------------   -------------
                            13,660,434     3,058,276     1,219,405      6,252,602       167,300       2,844,100
Less:  Share issue costs             -       (32,698)            -              -             -         (10,880)
                          ------------  ------------  ------------   ------------  ------------   -------------
                            13,660,434     3,025,578     1,219,405      6,252,602       167,300       2,833,220
                          ------------  ------------  ------------   ------------  ------------   -------------
Balance, end of year        18,537,355    70,593,713     4,876,921     67,568,135     3,657,516      61,315,533
                          ============  ============  ============   ============  ============   =============


         (a) During the 2004 fiscal year, the Company completed the following private placements:

                  i) 4,030,000 units at $0.10 per unit, for gross proceeds of $403,000. Each unit comprised one common share and one share purchase warrant. Each warrant entitles the holder to purchase an additional common share at $0.14 per share on or before November 25, 2005. The Company issued 100,000 units, on the same terms as the private placement units, and 66,225 common shares in consideration of $16,623 of finders' fees and incurred $8,330 of costs associated with the private placement;

                              HILTON RESOURCES LTD.
                        (FORMERLY HILTON PETROLEUM LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2004, 2003 AND 2002
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


8.       SHARE CAPITAL (continued)

                  ii) 675,000 units at $0.20 per unit, for gross proceeds of $135,000. Each unit comprised one common share and one share purchase warrant. Each warrant entitles the holder to purchase an additional common share at $0.26 per share on or before February 19, 2005. The Company incurred $7,745 of costs associated with the private placement. Certain directors, officers and a private company controlled by a director purchased 450,000 units; and

                  iii) 1,425,000 units at $0.23 per unit, for proceeds of $327,750. Each unit comprised one common share and one share purchase warrant. Each warrant entitles the holder to purchase an additional common share for a period of two years at $0.31 per share on or before March 4, 2006.

         (b) During the 2002 fiscal year, the Company completed a private placement of 167,300 units at $17.00 per unit for gross proceeds of $2,844,100. Each unit comprised one common share and one share purchase warrant. Two warrants entitle the holder to purchase an additional common share at $18.80 per share on or before July 6, 2004. The Company paid $10,880 share issue costs and issued warrants (the "Agent's Warrants") for the purchase of 40,000 common shares and 285,200 common shares, until July 6, 2002 and July 11, 2002, at $18.80 per share. The Agent's Warrants expired without exercise.

         (c) A summary of the Company's outstanding stock options at May 31, 2004, 2003 and 2002, and the changes for the years ending on those dates is presented below:


                                               2004                       2003                      2002
                                       -----------------------   ------------------------  ------------------------
                                                     WEIGHTED                  WEIGHTED                   WEIGHTED
                                         NUMBER      AVERAGE       NUMBER       AVERAGE       NUMBER      AVERAGE
                                       OF OPTIONS    EXERCISE    OF OPTIONS    EXERCISE     OF OPTIONS    EXERCISE
                                       OUTSTANDING    PRICE      OUTSTANDING     PRICE     OUTSTANDING     PRICE
                                                        $                          $                         $

                  Balance,
                     beginning of year     186,200     11.38         186,825      13.60        236,375      21.90
                  Granted                  700,000      0.25               -          -        100,000       4.50
                  Cancelled/expired       (186,200)    11.38            (625)     27.00       (149,550)     20.40
                                       -----------               -----------              ------------
                  Balance, end of year     700,000      0.25         186,200      11.38        186,825      13.60
                                       ===========               ===========              ============


                  The following table summarizes information about the stock options outstanding and exercisable at May 31, 2004.

                  NUMBER                 EXERCISE PRICE        EXPIRY DATE
                                               $

                  700,000                     0.25             February 18, 2007
                  =======                     ====

                              HILTON RESOURCES LTD.
                        (FORMERLY HILTON PETROLEUM LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2004, 2003 AND 2002
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


8.       SHARE CAPITAL (continued)

                  During the 2002 fiscal year, the Company granted 100,000 stock options to its employees and directors and applied the intrinsic value based method of accounting. Had the Company followed the fair value based method of accounting for the 2002 fiscal year, the Company would have recorded an additional compensation expense of $228,350 in respect of its employees and directors' stock options. Pro-forma loss and loss per share information determined under the fair value method for the 2002 fiscal year are as follows:

                                                                        $
                  Net loss for fiscal 2002
                      - as reported                                 (42,414,241)
                      - compensation expense                           (228,350)
                                                                   ------------
                      - pro-forma                                   (42,642,591)
                                                                   ============
                  Basic and diluted loss per share
                      - as reported                                      (11.65)
                      - pro-forma                                        (11.71)

                  No stock options were granted by the Company during the 2003 fiscal year.

                  The fair value of stock options granted to employees, directors and consultants is estimated on the dates of grants using the Black-Scholes option pricing model with the following assumptions used for the grants made during the periods:

                                                       2004            2002

                  Risk-free interest rate              2.54%            3.69%
                  Estimated volatility                 140%             125%
                  Expected life                      1.5 years        3 years

                  The weighted average fair value per share of stock options, calculated using the Black-Scholes option pricing model, granted during the 2004 fiscal year to the Company's employees, directors and consultants was $0.22 per share (2002
                  - $2.28).

                  Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

         (d) As at May 31, 2004, the Company had outstanding warrants issued pursuant to private placements, which may be exercised to purchase 5,823,650 shares. The warrants expire at various times until 2006 and may be exercised at prices ranging from $0.14 per share to $18.80 per share.

                              HILTON RESOURCES LTD.
                        (FORMERLY HILTON PETROLEUM LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2004, 2003 AND 2002
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


8. SHARE CAPITAL (continued)

                  A  summary  of  the   Company's   warrants   outstanding   and
                  exercisable at May 31, 2004, 2003 and 2002, and the changes for the years ending on those dates is presented below:

                                                2004                       2003                      2002
                                       -----------------------   ------------------------  ------------------------
                                         NUMBER      EXERCISE      NUMBER      EXERCISE       NUMBER      EXERCISE
                                       OF WARRANTS    PRICE      OF WARRANTS     PRICE     OF WARRANTS     PRICE
                                       OUTSTANDING      $        OUTSTANDING       $       OUTSTANDING       $

                  Balance,
                     beginning of year     340,025     6.74          705,559     18.13          837,191    25.72
                  Issued                 6,230,000     0.19                -       -            116,170    18.80
                  Exercised               (490,000)    0.14                -       -                  -      -
                  Expired                 (256,375)    2.81         (365,534)    21.21         (247,802)   44.07
                                       -----------               -----------               ------------
                  Balance, end of year   5,823,650     0.46          340,025     6.74           705,559    18.13
                                       ===========               ===========               ============

         (e) See also Notes 7 and 15.


9.       RELATED PARTY TRANSACTIONS

         (a) During the 2004 fiscal year, the Company incurred $110,066 (2003 - $321,300; 2002 - $291,014) for accounting, management, professional and consulting services provided by current and former directors and officers of the Company.

         (b) During the 2003 fiscal year, the Company wrote-off $346,109 of loans receivable from Halo. During the 2004 fiscal year, the Company negotiated a settlement with Halo and third parties in which it relinquished 61,286 shares of Halo and received $78,120 from Halo, resulting in a recovery of $72,604, which was included as part of interest and other income.

         (c)      See also Note 8(a).


10.      INCOME TAXES

         As at May 31, 2004, the Company has accumulated non-capital losses for Canadian income tax purposes of approximately $7 million, expiring from 2005 to 2014, which are available for application against future taxable income, the related benefits of which have not been recognized in these financial statements.


11.      SEGMENTED INFORMATION

         During the 2004 fiscal year, the Company operated in one industry segment, the exploration of unproven mineral interests in Mexico. During the 2003 and 2002 fiscal years, the Company operated in two industry segments, the exploration for, and the development and production of petroleum and natural gas and the research, development and marketing of proprietary software programs. See Note 1.

                              HILTON RESOURCES LTD.
                        (FORMERLY HILTON PETROLEUM LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2004, 2003 AND 2002
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


11.      SEGMENTED INFORMATION (continued)

         Identifiable assets, revenues and net loss in each of these industry segments are as follows:


                                                                       2004
                                                   --------------------------------------------
                                                   IDENTIFIABLE                        NET
                                                      ASSETS         REVENUES          LOSS
                                                         $              $               $

         Mineral operations (Mexico)                    293,529               -               -
         Corporate (Canada)                             579,399          95,400        (582,395)
                                                   ------------    ------------    ------------
                                                        872,928          95,400        (582,395)
                                                   ============    ============    ============



                                                                       2003
                                                   --------------------------------------------
                                                   IDENTIFIABLE                        NET
                                                      ASSETS         REVENUES          LOSS
                                                         $              $               $

         Petroleum and natural gas
             operations (United States)                       -         127,782      (6,241,012)
         Software (Canada)                                    -           1,441        (771,487)
         Corporate (Canada)                             411,006          56,108      (2,778,002)
                                                   ------------    ------------    -----------
                                                        411,006         185,331      (9,790,501)
                                                   ============    ============    ===========



                                                                       2002
                                                   --------------------------------------------
                                                   IDENTIFIABLE                        NET
                                                      ASSETS         REVENUES          LOSS
                                                         $              $               $

         Petroleum and natural gas
             operations (United States)               7,821,808         361,665     (38,764,681)
         Software (Canada)                                    -               -        (793,237)
         Corporate (Canada)                           3,843,700       1,338,738      (2,856,323)
                                                   ------------    ------------    ------------
                                                     11,665,508       1,700,403     (42,414,241)
                                                   ============    ============    ============







                                      F-18

                              HILTON RESOURCES LTD.
                        (FORMERLY HILTON PETROLEUM LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2004, 2003 AND 2002
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


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


                                                                       2004            2003            2002
                                                                         $               $               $


                  CONSOLIDATED STATEMENTS OF OPERATIONS
                      AND COMPREHENSIVE INCOME

                  Loss for the year
                      Canadian GAAP                                    (582,395)     (9,790,501)    (42,414,241)
                      Write-down of investment (i)                            -          69,273         901,715
                      Write-off of option interests and
                         exploration costs (ii)                        (220,582)              -               -
                      Impairment expense (iii)                                -               -      (2,792,345)
                      Other compensation expense (v)                    (27,000)              -        (285,050)
                      Accretion of liability component of
                         long-term debt (vi)                             92,139         156,183         357,732
                      Induced early conversion of
                         convertible debt securities (vii)                    -      (1,634,181)              -
                                                                   ------------    ------------    ------------
                      US GAAP                                          (737,838)    (11,199,226)    (44,232,189)
                                                                   ------------    ------------    ------------

                  OTHER COMPREHENSIVE INCOME

                      Unrealized holding gain (loss) on
                         available-for-sale marketable
                             securities(i)                               59,520         (69,273)       (941,486)
                      Reclassification adjustment for gain on
                         available for sale marketable securities
                         included in net loss (i)                             -               -           3,209
                                                                   ------------    ------------    ------------
                                                                         59,520         (69,273)       (938,277)
                                                                   ------------    ------------    ------------
                  Comprehensive (loss) for the year                    (678,318)    (11,268,499)    (45,170,466)
                                                                   ============    ============    ============
                      Loss per share basic and
                         fully diluted - US GAAP                         $(0.07)         $(2.50)        $(12.41)
                                                                   ============    ============    ============


                              HILTON RESOURCES LTD.
                        (FORMERLY HILTON PETROLEUM LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2004, 2003 AND 2002
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)


                                                                       2004            2003
                                                                         $               $

         CONSOLIDATED BALANCE SHEETS

         Total Assets

             Canadian GAAP                                              872,928         411,006
             Available for sale securities (i)                           59,520               -
             Option interests and deferred
                  exploration costs expensed (ii)                      (220,582)              -
                                                                   ------------    ------------
             US GAAP                                                    711,866         411,006
                                                                   ============    ============

         Total Liabilities

             Canadian GAAP                                               16,356       1,720,695
             Equity component of long-term debt (vi)                          -         430,922
             Accretion of liability component of
                  long-term debt(vi)                                          -        (338,860)
                                                                   ------------    ------------
             US GAAP                                                     16,356       1,812,757
                                                                   ============    ============

         Shareholders' Equity

             Canadian GAAP                                              856,572      (1,309,689)
             Available for sale securities (i)                           59,520               -
             Option interests and deferred exploration
                   costs expensed (ii)                                 (220,582)              -
             Equity component of long-term debt (vi)                          -        (430,922)
             Accretion of long-term component of
                  long-term debt (vi)                                         -         338,860
                                                                   ------------    ------------
             US GAAP                                                    695,510      (1,401,751)
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

                  (ii)   Option interests and deferred exploration costs

                         Option interests and deferred exploration costs are accounted for in accordance with Canadian GAAP as disclosed in Note 3. The Company has determined for US GAAP purposes to expense the option payments and exploration costs relating to unproven mineral claims as incurred. In addition, US GAAP requires that exploration costs not be capitalized until a positive feasibility study is completed. The capitalized costs of such claims would then be assessed for impairment, on a periodic basis, to ensure that the carrying value can be recovered on an undiscounted cash flow basis. If the carrying value cannot be recovered on this basis, the mineral claims would be written down to net recoverable value on a discounted cash flow basis.

                                      F-20

                              HILTON RESOURCES LTD.
                        (FORMERLY HILTON PETROLEUM LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2004, 2003 AND 2002
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

                  (iii)  Ceiling test on petroleum interests

                         US GAAP requires that the net book value of proved petroleum interests not exceed the sum of the present value of estimated future net revenues (determined using current prices of petroleum production less estimated future expenditures to be incurred in developing and producing the proved reserves, discounted at ten percent). This ceiling test was performed effective May 31, 2002 and an impairment of $41,966,439 was required to be recorded.

                  (iv)   Private   Placements   of  Common  Stock   and  Special
                         Warrants with Related Parties

                         US GAAP requires disclosure of private placements conducted by the Company where directors and officers of the Company are participants. During the 2004 fiscal year, directors, officers and companies controlled by the directors or officers acquired 450,000 shares (2003
                         - nil; 2002 - 159,300) of the Company, pursuant to private placements conducted by the Company, for cash proceeds of $90,000 (2002 - $2,708,100);

                  (v)    Private Placements of Common Stock

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

                         Under US GAAP, loss and capital distributions for the 2004 fiscal year would increase by $27,000 (2003 - $nil; 2002 - $285,050) and $295,349 (2003 - $nil; 2002
                         - $14,315), respectively, and share capital, as at May 31, 2004 would increase by $3,323,078 (2003 -
                         $3,000,729; 2002 - $3,000,729).  There is no net change
                         to shareholders' equity.

                  (vi)   Accretion of Liability Component of Long-term Debt

                         Under Canadian GAAP, compound financial instruments such as convertible debentures are required to be accounted for at the fair value of their components. Such accounting is not permitted under US GAAP unless the components are detachable, which they are not in this case.

                              HILTON RESOURCES LTD.
                        (FORMERLY HILTON PETROLEUM LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2004, 2003 AND 2002
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

                  (vii)  Induced Early Conversion of Convertible Debt Securities

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

                  (viii) Income Tax

                         Under Canadian GAAP, future income tax assets relating to the potential benefit of income tax loss carry forwards are not recognized unless realization of the benefit is more likely than not. US GAAP provides similar treatment, but requires the benefit be recognized and a valuation allowance be recognized to fully offset the future incomes tax assets.

                         As at May 31, 2004, the Company has fully reserved the $2,800,000 tax benefit of operating loss carryforwards, by a valuation allowance of the same amount, because the likelihood of realization of the tax benefit cannot be determined. Of the total tax benefit $150,000 is attributable to the 2004 fiscal year.

                  (ix)   Functional Currency

                         The Company's functional currency is the Canadian dollar.

                  (x)    Development Stage Company

                         The Company is in the exploration stage and, as of June 1, 2003, is considered a development stage company as defined by Statement of Financial Accounting Standards ("SFAS") No. 7. To May 31, 2004, the Company has accumulated a deficit of $582,395 while in the development stage.

         (b) The Company's consolidated statements of cash flow comply with US GAAP.

         (c)      New Accounting Standards

                  In May 2003, the Financial Accounting Standards Board ("FASB") issued Statement No. 150, "ACCOUNTING FOR CERTAIN FINANCIAL INSTRUMENTS WITH CHARACTERISTICS OF BOTH LIABILITIES AND EQUITY" ("SFAS No. 150"), which addresses how to classify and measure certain financial instruments with characteristics of both liabilities (or assets in some circumstances) and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Adoption of SFAS No. 150 on July 1, 2003 had no impact on the Company's financial position and results of operations.

                              HILTON RESOURCES LTD.
                        (FORMERLY HILTON PETROLEUM LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2004, 2003 AND 2002
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

                  In January 2003, the FASB issued Interpretation No. 46 "CONSOLIDATION OF VARIABLE INTEREST ENTITIES" ("FIN No. 46") (revised December 2003). FIN No. 46 clarifies the application of Accounting Research Bulletin No. 51 "CONSOLIDATED FINANCIAL STATEMENTS" to only certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the equity to finance its activities without additional subordinated financial support from other parties. FIN No. 46 applies immediately to variable interest entities created after January 31, 2003, and the variable interest entities obtained after that date. It applies at the end of the first annual reporting period beginning after June 15, 2003, to variable interests in which an enterprise holds a variable interest which was acquired before February 1, 2003. Adoption of FIN No. 46 on January 1, 2004 will not materially impact the Company's financial position or results of operations.

                  A similar guideline has been introduced in Canada, Accounting Guideline 15 "CONSOLIDATION OF VARIABLE INTEREST ENTITIES". This guideline applies to annual and interim periods beginning on or after November 1, 2004. The Company is continuing to evaluate the potential impact of Accounting Guideline 15.

                  In July 2003, the CICA released Section 1100 "GENERALLY ACCEPTED ACCOUNTING PRINCIPLES". This new section establishes standards for financial reporting in accordance with generally accepted accounting principles. It describes what constitutes Canadian GAAP and its sources, replacing "FINANCIAL STATEMENT CONCEPTS" paragraph 1000.59-61. Also, in July 2003, the CICA released Section 1400, "GENERAL STANDARDS OF FINANCIAL STATEMENT PRESENTATION". This section clarifies what constitutes fair presentation in accordance with Canadian GAAP. Both these sections are effective for fiscal years beginning on or after October 1, 2003 and the Company is currently evaluating their impact.


13.      FINANCIAL INSTRUMENTS

         The fair value of financial instruments at May 31, 2004 and 2003, was estimated based on relevant market information and the nature and terms of financial instruments. Management is not aware of any factors which would significantly affect the estimated fair market amounts, however, such amounts have not been comprehensively revalued for purposes of these financial statements. Disclosure subsequent to the balance sheet dates and estimates of fair value at dates subsequent to May 31, 2004, may differ significantly from that presented.

         Fair Value of Other Financial Instruments

         Fair value approximates the amounts reflected in the financial statements for cash, amounts receivable and accounts payable and accrued liabilities. The quoted market value of investments at May 31, 2004 was $67,890.

                              HILTON RESOURCES LTD.
                        (FORMERLY HILTON PETROLEUM LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2004, 2003 AND 2002
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)

14.      SUPPLEMENTARY CASH FLOW INFORMATION

         Non-cash operating, investing and financing activities were conducted by the Company as follows:


                                                                       2004            2003            2002
                                                                         $               $               $

         Operating activities

              Decrease in amounts receivable                                  -               -         190,938
              Accounts payable and accrued liabilities on
                  abandonment of petroleum subsidiaries                       -      (1,316,203)              -
              Reversal of accounts payable and accrued liabilities            -               -      (1,103,126)
                                                                   ------------    ------------    ------------
                                                                              -      (1,316,203)       (912,188)
                                                                   ============    ============    ============

         Financing activities

              Increase in other assets                                        -               -        (190,938)
              Decrease in liability component of debentures on
                  conversion                                                  -         332,228               -
              Decrease in equity component of debentures on
                  conversion                                           (430,922)       (642,273)              -
              Decrease in deferred financing charges on conversion            -         114,597               -
              Capital distribution on early conversion of debentures          -      (1,634,181)              -
              Issuance of common shares for capital distribution              -       1,829,629               -
              Issuance of common shares on conversion of debentures           -       4,380,752               -
              Conversion of debentures                                        -      (4,380,752)              -
              Issuance of common shares on retirement of debentures   2,041,932               -               -
              Retirement of debentures                               (1,748,090)              -               -
              Issuance of common shares for finder's fees                16,623               -               -
              Share issue costs                                         (16,623)              -               -
                                                                   ------------    ------------    ------------
                                                                       (137,080)              -        (190,938)
                                                                   ============    ============    ============

         Investing activities

              Retirement of loan                                        137,080               -               -
              Reversal of petroleum and natural gas interests
                  expenditures                                                -       1,316,203       1,103,126
                                                                   ------------    ------------    ------------
                                                                        137,080       1,316,203       1,103,126
                                                                   ============    ============    ============


         Other supplementary cash flow information:


                                                                       2004            2003            2002
                                                                         $               $               $

         Interest paid in cash                                           46,557         395,362         614,327
                                                                   ============    ============    ============

         Income taxes paid in cash                                            -               -               -
                                                                   ============    ============    ============


15.      SUBSEQUENT EVENT

         Subsequent to May 31, 2004, the Company granted options to its directors, employees and consultants to purchase 760,000 shares of the Company at a price of $0.10 per share, expiring September 3, 2007.