Form 20-F
ROCHESTER RESOURCES LTD
filed 2005-11-18
CIK 1099957

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F
(Mark One)

[ ] Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
                                       or

[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
                     FOR THE FISCAL YEAR ENDED MAY 31, 2005
                                       or

[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
              For the transition period from _________ to _________
                                       or

[ ] Shell Company Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
           Date of event requiring this shell company report _________

                        Commission file number: 000-30390

                            ROCHESTER RESOURCES LTD.
             (Exact name of Registrant as specified in its charter)

                            ROCHESTER RESOURCES LTD.
                 (Translation of Registrant's name into English)

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.
                   2,230,735 COMMON SHARES AS OF MAY 31, 2005

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

Indicate by check mark which financial statement item the registrant has elected
to follow.   ITEM 17  [X]    ITEM 18  [ ]

If this is an annual report,  indicate by check mark whether the registrant is a
shell company (as defined in Rule 12b-2 of the Exchange Act)   YES  [ ]  NO  [X]

GENERAL INFORMATION:

Unless otherwise indicated, all references herein are to Canadian dollars.

Unless otherwise indicated herein, the term "Company" means collectively the Company and its subsidiaries.

The Company is required under Canadian law (National Instrument 43-101 Standards Of Disclosure For Mineral Projects) ("NI 43-101") to calculate and categorize "mineral reserve", "proven mineral reserve", "probable mineral reserve", "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" under the Canadian Institute of Mining Metallurgy and Petroleum ("CIM") Standards on Mineral Resources and Reserves - Definitions and Guidelines adopted by the CIM in August 2000. These standards establish definitions and guidelines for the reporting of exploration information, mineral resources and mineral reserves in Canada. These definitions have not been adopted for use in the United States of America by the Securities and Exchange Commission (the "SEC"). Under these guidelines, the CIM definitions of proven and probable reserves equate to the definitions of proven and probable reserves as set out in Guide 7 of the Securities Act Industry Guides adopted by the SEC ("Guide 7"). In addition, Canadian law requires disclosure of mineral resources that equate to measured, indicated and inferred resources.

                                    GLOSSARY

The following is a glossary of some of the terms used in the mineral exploration industry and referenced herein:

AG                                  silver

ANDESITE a fine grained intermediate volcanic rock composed of andesine and one or more mafic constituents.

AU                                  gold

CM                                  centimeter

CU                                  copper

DIAMOND DRILL                       a type of rotary  drill in which the cutting
                                    is done by abrasion usingdiamonds embedded in a matrix rather than by percussion. The drill cuts a core of rock which is recovered in long cylindrical sections.

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

G/T OR GPT                          grams per tonne.

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

INDICATED RESOURCE                  (NI 43-101  definition) means that part of a
                                    mineral  resource for which quantity,  grade
                                    or quality,  densities,  shape and  physical
                                    characteristics  can  be  estimated  with  a
                                    level of confidence  sufficient to allow the
                                    appropriate
                                    application   of   technical   and  economic
                                    parameters,  to support  mine  planning  and
                                    evaluation of the economic  viability of the
                                    deposit.  The  estimate is based on detailed
                                    and   reliable   exploration   and   testing
                                    information   gathered  through  appropriate
                                    techniques  from locations such as outcrops,
                                    trenches,  pits,  workings  and drill  holes
                                    that   are   spaced   closely   enough   for
                                    geological   and  grade   continuity  to  be
                                    reasonably assumed.

INFERRED RESOURCE                   (NI 43-101  definition) means that part of a
                                    mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.
                                    The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

INDUCED POLARIZATION (I.P.)         the   method   used   to   measure   various
                                    electrical   responses  to  the  passage  of
                                    alternating     currents    of     different
                                    frequencies through near-surface rocks or to the passage of pulses of electricity.

INTRUSION                           general  term  for a body  of  igneous  rock
                                    formed below the surface.

KM                                  kilometer

M                                   meters

MEASURED RESOURCE                   (NI 43-101  definition) means that part of a
                                    mineral  resource for which quantity,  grade
                                    or  quality,   densities,   shape,  physical
                                    characteristics are so well established that
                                    they  can  be  estimated   with   confidence
                                    sufficient   to   allow   the    appropriate
                                    application   of   technical   and  economic
                                    parameters,  to support production  planning
                                    and evaluation of the economic  viability of
                                    the  deposit.   The  estimate  is  based  on
                                    detailed and reliable exploration,  sampling
                                    and  testing  information  gathered  through
                                    appropriate  techniques  from locations such
                                    as outcrops,  trenches,  pits,  workings and
                                    drill holes that are spaced  closely  enough
                                    to  confirm   both   geological   and  grade
                                    continuity.

MINERAL RESERVE                     (NI    43-101    definition)    means    the
                                    economically  mineable part of a measured or
                                    indicated resource  demonstrated by at least
                                    a preliminary  feasibility study. This study
                                    must include adequate information on mining,
                                    processing,   metallurgical,   economic  and
                                    other relevant factors that demonstrate,  at
                                    the  time  of   reporting,   that   economic
                                    extraction  can  be  justified.   A  mineral
                                    reserve  includes  diluting   materials  and
                                    allowances for losses that may occur when the material is mined.

MINERAL RESOURCE                    (NI 43-101 definition) a body of mineralized
                                    material  which has not yet been  determined
                                    to be ore, and the  potential  for mining of
                                    which   has   not   yet   been   determined;
                                    categorized   as   possible,   probable  and
                                    proven, according to the degree of certainty
                                    with  which  their  grade  and  tonnage  are
                                    known;    sometimes   referred   to   as   a
                                    "geological     resource"     or    "mineral
                                    inventory".

ORE naturally occurring rock or material from which economic minerals can be extracted at a profit.

OUNCE OR OZ.                        a  troy  ounce  or 20  pennyweights  or  480
                                    grains or 31.103 grams.

PETROGRAPHIC                        the description and classification of rocks.

PORPHYRY                            rock type with  mixed  crystal  sizes,  i.e.
                                    containing   phenocrysts   of  one  or  more
                                    minerals.

PROBABLE RESERVE                    (NI  43-101   definition)  the  economically
                                    mineable part of an  indicated,  and in some
                                    circumstances     a    measured     resource
                                    demonstrated   by  at  least  a  preliminary
                                    feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

PROBABLE (INDICATED) RESERVES       (SEC Guide 7 definition)  reserves for which
                                    quantity  and  grade   and/or   quality  are
                                    computed  from  information  similar to that
                                    used for proven (measure) reserves,  but the
                                    sites   for   inspection,    sampling,   and
                                    measurement   are   farther   apart  or  are
                                    otherwise less adequately spaced. The degree
                                    of assurance,  although  lower than that for
                                    proven (measured)  reserves,  is high enough
                                    to  assume  continuity   between  points  of
                                    observation.

PROFESSIONAL ASSOCIATION            for  the  purposes  of the  definition  of a
                                    Qualified    Person    below,     means    a
                                    self-regulatory  organization  of engineers,
                                    geoscientists    or   both   engineers   and
                                    geoscientists   that  (a)  has  been   given
                                    authority  or  recognition  by statute;  (b)
                                    admits  members  primarily  on the  basis of
                                    their    academic     qualifications     and
                                    experience; (c) requires compliance with the professional standards of competence and ethics established by the organization; and
                                    (d) has disciplinary powers, including the power to suspend or expel a member.

PROVEN RESERVE                      (NI    43-101    definition)    means    the
                                    economically  mineable  part  of a  measured
                                    resource   demonstrated   by  at   least   a
                                    preliminary  feasibility  study.  This study
                                    must include adequate information on mining,
                                    processing,  metallurgical,   economic,  and
                                    other relevant factors that demonstrate,  at
                                    the  time  of   reporting,   that   economic
                                    extraction is justified.

PROVEN (MEASURED) RESERVES          (SEC Guide 7 definition)  reserves for which
                                    (a)  quantity  is computed  from  dimensions
                                    revealed in outcrops,  trenches, workings or
                                    drill  holes;   grade  and/or   quality  are
                                    computed   from  the   results  of  detailed
                                    sampling  and (b) the sites for  inspection,
                                    sampling  and   measurement  are  spaced  so
                                    closely  and the  geologic  character  is so
                                    well  defined  that size,  shape,  depth and
                                    mineral     content    of    reserves    are
                                    well-established.

PYRITE                              iron sulphide

QUALIFIED PERSON                    means an  individual  who (a) is an engineer
                                    or geoscientist  with at least five years of
                                    experience  in  mineral  exploration,   mine
                                    development or operation or mineral  project
                                    assessment, or any combination of these; (b)
                                    has  experience   relevant  to  the  subject
                                    matter  of  the  mineral   project  and  the
                                    technical report; and (c) is a member in good standing of a professional association.

RESERVE (SEC Guide 7 definition) that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

REVERSE CIRCULATION  DRILL          a large  machine that  produces a continuous
                                    chip sample of the rock or material being drilled.

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

SULPHIDIZATION                      an ore forming  process where sulfur from an
                                    external   source  is  introduced  into  pre
                                    existing   rock  or  magma  and  bonds  with
                                    metallic elements forming metallic sulphide minerals.

TAILINGS                            material   rejected   from  a   mill   after
                                    recoverable   valuable  minerals  have  been
                                    extracted.

TON                                 short ton (2,000 pounds).

TONNE                               metric tonne (2,204.6 pounds).

VEIN a tabular body of rock typically of narrow thickness and often mineralized occupying a fault, shear, fissure or fracture crosscutting another pre- existing rock.

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


ITEM 3.  KEY INFORMATION.
--------------------------------------------------------------------------------

SELECTED FINANCIAL DATA

The selected financial data of the Company for the years ended May 31, 2005, 2004 and 2003, was derived from the consolidated financial statements of the Company which have been audited by D & H Group LLP, independent Chartered Accountants, as indicated in their report which is included elsewhere in this annual report. The selected financial data set forth for the years ended May 31, 2002 and 2001, are derived from the Company's audited consolidated financial statements, not included herein.

The information in the following table was extracted from the more detailed consolidated financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under the heading "Item 5. Operating and Financial Review and Prospects".

Reference is made to Note 10 of the Company's consolidated financial statements included herein for a discussion of the material differences between Canadian generally accepted accounting principles ("GAAP") and US GAAP, and their effect on the Company's financial statements.


                                                                         YEAR ENDED MAY 31,
                                                                 (IN '000S, EXCEPT PER SHARE DATA)

                                                          2005         2004         2003         2002         2001
                                                     ---------    ---------    ---------    ---------    ---------



Revenues                                                     -            -         $128         $362       $7,906
Interest Income and Other                                  $20          $95          $58       $1,339         $153
Production Costs                                             -            -         $(84)       $(264)     $(2,877)
General and Administrative                               $(251)       $(288)       $(821)     $(1,280)     $(1,954)
Stock-Based Compensation                                 $(139)       $(154)           -            -            -
Interest Expense                                             -        $(234)       $(641)     $(1,079)     $(2,184)
Depreciation, Depletion and Impairment                     $(6)         $(2)     $(6,881)    $(39,482)     $(2,200)
Write-off of Unproven Mineral Claims                     $(703)           -            -            -            -
Research Development & Marketing                             -            -        $(364)       $(793)           -
Gain on Sale of Petroleum Interests                          -            -            -            -         $321
Impairment of Investment and Advances                        -            -        $(938)     $(1,101)     $(1,470)
Other                                                     $(30)           -        $(247)       $(115)         $37
Operating Income (Loss)                                  $(396)       $(444)     $(8,023)    $(41,458)        $875
Net Income (Loss)                                      $(1,109)       $(582)     $(9,791)    $(42,414)     $(2,268)
Earnings (Loss) Per Share                               $(0.56)      $(0.57)     $(21.76)    $(116.52)      $(7.15)
Weighted Average Number of Shares                        1,966        1,025          450          364          317
Dividends per Share                                          -            -            -            -            -



                                                                         YEAR ENDED MAY 31,
                                                                 (IN '000S, EXCEPT PER SHARE DATA)

                                                          2005         2004         2003         2002         2001
                                                     ---------    ---------    ---------    ---------    ---------


Working Capital (Deficiency)                              $245         $551      $(1,494)      $1,059       $2,762
Resource Assets                                              -         $221            -       $7,822      $45,242
Investment and Advances                                      -            -            -         $991       $1,160
Other Assets                                               $11          $85         $184         $341         $304
Non-current Obligations                                      -            -            -            -            -
Shareholders' Equity                                      $256         $857      $(1,310)      $4,505      $44,086
Total Assets                                              $287         $873         $411      $11,666      $54,937
Capital Stock                                          $70,970       70,594       67,568       61,316       58,482

ADJUSTMENT TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP. Canadian GAAP differs in certain material respects from US GAAP. Material differences between Canadian and US GAAP and their effect on the Company's consolidated financial statements are summarized in the tables below.


                                                                       2005            2004            2003
                                                                         $               $               $

CONSOLIDATED STATEMENTS OF OPERATIONS
    AND COMPREHENSIVE INCOME

Loss for the year
    Canadian GAAP                                                    (1,108,987)       (582,395)     (9,790,501)
    Write-down of investment (i)                                              -               -          69,273
    Write-off of option interests and exploration costs (ii)            220,582        (220,582)              -
    Other compensation expense (iv)                                     (19,500)        (27,000)              -
    Accretion of liability component of long-term debt (v)                    -          92,139         156,183
    Induced early conversion of convertible debt securities (vi)              -               -      (1,634,181)
                                                                   ------------    ------------    ------------
    US GAAP                                                            (907,805)       (737,838)    (11,199,226)

OTHER COMPREHENSIVE INCOME

    Unrealized holding gain (loss) on
       available-for-sale marketable securities (i)                      39,200          59,520         (69,273)
                                                                   ------------    ------------    ------------
Comprehensive (loss) for the year                                      (868,705)       (678,318)    (11,268,499)
                                                                   ============    ============    ============

Loss per share basic and fully diluted - US GAAP                         $(0.44)         $(0.66)        $(25.03)
                                                                   ============    ============    ============

                                                                       2005            2004
                                                                         $               $

CONSOLIDATED BALANCE SHEETS

Total Assets

    Canadian GAAP                                                       287,316         872,928
    Available for sale securities (i)                                    39,200          59,520
    Option interests and deferred exploration costs expensed (ii)             -        (220,582)
                                                                   ------------    ------------
    US GAAP                                                             326,516         711,866
                                                                   ============    ============
Total Liabilities

    Canadian GAAP and US GAAP                                            31,006          16,356
                                                                   ============    ============

                                                                       2005            2004
                                                                         $               $

Shareholders' Equity

    Canadian GAAP                                                       256,310         856,572
    Available for sale securities (i)                                    39,200          59,520
    Option interests and deferred exploration costs expensed (ii)             -        (220,582)
                                                                   ------------    ------------
    US GAAP                                                             295,510         695,510
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

(iii)    Private  Placements  of Common Stock and Special  Warrants with Related
         Parties

         US GAAP requires disclosure of private placements conducted by the Company where directors and officers of the Company and their immediate family members are participants. During the 2005 fiscal year, directors, officers and companies controlled by the directors or officers acquired 65,000 shares (2004 - 45,000; 2003 - nil) of the Company, pursuant to private placements conducted by the Company, for cash proceeds of $65,000 (2004 - $90,000; 2003 - $nil);

(iv)     Private Placements of Common Stock

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

         Under US GAAP, loss and capital distributions for the 2005 fiscal year would increase by $19,500 (2004 - $27,000; 2003 - $nil) and $87,000
         (2004 - $295,349; 2003 - $nil), respectively, and share capital, as at May 31, 2005 would increase by $3,429,578 (2004 - $3,323,078; 2003 -
         $3,000,729). There is no net change to shareholders' equity.

(v)      Accretion of Liability Component of Long-term Debt

         Under Canadian GAAP, compound financial instruments such as convertible debentures are required to be accounted for at the fair value of their components. Such accounting is not permitted under US GAAP unless the components are detachable, which they are not in this case.

(vi)     Induced Early Conversion of Convertible Debt Securities

         US GAAP requires a charge to operations on an induced early conversion of convertible debentures, equal to the fair value of all securities issued in excess of the securities issuable under the original terms. Canadian GAAP provides similar treatment, but requires the charge to be made to retained earnings as opposed to operations. There is no net change to shareholders' equity.

(vii)    Income Tax

         Under Canadian GAAP, future income tax assets relating to the potential benefit of income tax loss carry forwards are not recognized unless realization of the benefit is more likely than not. US GAAP provides similar treatment, but requires the benefit be recognized and a valuation allowance be recognized to fully offset the future incomes tax assets.

         As at May 31, 2005, the Company has fully reserved the $2,500,000 tax benefit of operating loss carryforwards, by a valuation allowance of the same amount, because the likelihood of realization of the tax benefit cannot be determined. Of the total tax benefit $198,000 is attributable to the 2005 fiscal year.

(viii)   Functional Currency

         The Company's functional currency is the Canadian dollar.

(ix)     Development Stage Company

         The Company is in the exploration stage and, as of June 1, 2003, is considered a development stage company as defined by Statement of Financial Accounting Standards ("SFAS") No. 7. To May 31, 2005, the Company has accumulated a deficit of $1,691,382 while in the development stage.

The Company's consolidated statements of cash flows comply with US GAAP.

New Technical Pronouncements

The Financial Accounting Standards Board ("FASB") has issued Statement of Financial Accounting Standards No. 123(R) Share Based Payments ("SFAS 123(R)"). SFAS 123(R) amends SFAS 123 by requiring share based payments to be accounted for at fair value. SFAS 123(R) is effective for fiscal periods ending after June 15, 2005. The adoption of SFAS 123(R) will eliminate a difference with Canadian GAAP as the Company accounts for share based payments at fair value for Canadian GAAP purposes.

The FASB has also issued SFAS No. 153 Exchange of Non-Monetary Assets ("SFAS 153") which is effective for fiscal years ending after June 15, 2005. SFAS 153 refines the circumstances under which non-monetary transactions should be accounted for at fair value. The adoption of SFAS 153 is not expected to have an effect on the Company's financial position.

The FASB has also issued SFAS No. 154 Accounting Changes and Error Corrections - A Replacement of APB Opinion No. 20 and FASB Statement No. 3 ("SFAS 154"), which is effective for fiscal years ending after December 15, 2005. SFAS 154 requires that changes in accounting policy be accounted for on a retroactive basis. The adoption of SFAS 154 is not expected to have an effect on the Company's financial position.

EXCHANGE RATE HISTORY

The following table sets forth the average exchange rate for one Canadian dollar expressed in terms of one US dollar for the fiscal years ended May 31, 2005, 2004, 2003, 2002, and 2001.

                  PERIOD                                          AVERAGE

        June 1, 2004 - May 31, 2005                                0.7984
        June 1, 2003 - May 31, 2004                                0.7443
        June 1, 2002 - May 31, 2003                                0.6574
        June 1, 2001 - May 31, 2002                                0.6377
        June 1, 2000 - May 31, 2001                                0.6596

The following table sets forth high and low exchange rates for one Canadian dollar expressed in terms of one US dollar for the six-month period ended October 31, 2005.

           MONTH                            HIGH                    LOW

        October 2005                       0.8579                  0.8413
        September 2005                     0.8615                  0.8418
        August 2005                        0.8412                  0.8207
        July 2005                          0.8300                  0.8041
        June 2005                          0.8159                  0.7950
        May 2005                           0.8082                  0.7872

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

The noon rate of exchange on November 10, 2005, reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was CDN$1.1876 (US$0.8420 = CDN$1.00).

RISK FACTORS

THE COMPANY HAS NO SIGNIFICANT MINERAL CLAIM INTERESTS.

During the 2005 fiscal year the Company conducted a detailed exploration program at its only mineral project - the El Nayar Project, in Mexico. As the results did not meet the Company's objective, the Company ceased exploration activities on the El Nayar Project and wrote-off all acquisition and exploration costs. As of the date of this annual report the Company does not hold any mineral interests. The Company continues to be involved in the mineral exploration industry and is actively seeking to acquire or option interests in other unproven mineral claims or interests in Mexico. The Company has identified a silver/gold project located in Mexico. The Company has initiated due diligence on the property and is negotiating with the vendor. As of the date of this annual report the Company has not yet entered into any agreements or letters of understanding. Although the Company expects to conclude an agreements(s) in the near future there is no assurance that the Company will identify, negotiate and successfully complete an agreement to acquire, option or earn interests in resource interests. In the event that the Company enters into an agreement it may be required to obtain regulatory and/or shareholder approval.

THE COMPANY HAS LIMITED FINANCIAL RESOURCES AND IF THE COMPANY IS UNABLE TO SECURE ADDITIONAL FUNDING AND/OR IF THE COMPANY'S EXPLORATION PROGRAMS ARE UNSUCCESSFUL, THE COMPANY MAY FAIL.

The Company has limited financial resources, no revenues, and has no assurance that additional funding will be available to it. As of May 31, 2005, the Company had working capital of $245,246. The Company will need to raise additional funds to conduct due diligence and fund acquisition costs and exploration programs which may result from resource interest acquisitions. Additional funds may be required based upon the results of any exploration programs or if the Company acquires any additional properties. At this time, the Company is unable to estimate how much capital it will need to raise or the terms of any such financing. The only significant source of funds presently available to the Company is the sale of equity capital. The Company may not be able to raise the necessary funds, if any, and may not be able to raise such funds on terms which are acceptable to the Company. Failure to obtain such additional financing could result in delay or indefinite postponement of the acquisition of new properties by the Company or exploration and development of any projects acquired by the Company with the possible loss of such properties. Any further additional equity financings undertaken by the Company may cause dilution to its shareholders. See "Item 4. Information on the Company" and "Item 5. Operating and Financial Review and Prospects."

The Company's consolidated financial statements were prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business.

THE COMPANY HAS NO OPERATIONS OR REVENUES AND WILL CONTINUE TO INCUR LOSSES UNTIL IT CAN ACQUIRE ASSETS WHICH GENERATE SUFFICIENT REVENUES TO COVER THE COMPANY'S OPERATING AND OVERHEAD EXPENSES.

The Company has no operations or revenues and essentially has no financial resources. The Company will, in all likelihood, continue to incur operating expenses without corresponding revenues until the Company is able to successfully locate, develop and mine minerals from a property interest acquired by the Company. There is no assurance that the Company can identify and complete such an opportunity. As a result, the Company may continue to incur net operating losses that will increase continuously.

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

The Company is currently without a source of revenue and will most likely be required to issue additional shares to finance its activities, acquire new property interests and, depending on the outcome of any conducted exploration programs, may issue additional shares to finance additional exploration programs on projects acquired by the Company. The issuance of additional shares will cause the Company's existing shareholders to experience dilution of their ownership interests.

THE PRICE OF THE COMPANY'S COMMON SHARES IS SUBJECT TO MARKET FLUCTUATIONS AND VOLATILITY WHICH MAY NOT BE RELATED TO THE COMPANY'S ACTIVITIES AND SUCH FLUCTUATIONS MAY IMPACT THE COMPANY'S ABILITY TO COMPLETE EQUITY FINANCINGS; IF THE COMPANY CANNOT COMPLETE ADDITIONAL EQUITY FINANCINGS, IT MAY NOT BE ABLE TO CONTINUE ITS ACTIVITIES.

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly junior natural resources exploration companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the Company's common shares fluctuated from a high of $1.90 to a low of $0.30 during the 12-month period ending October 31, 2005. Continued price fluctuations will have a significant impact on the Company's ability to complete equity financings.

THE COMPANY'S OPERATIONS ARE SUBJECT TO GOVERNMENT REGULATIONS WHICH MAY SUBJECT THE COMPANY TO PENALTIES FOR FAILURE TO COMPLY AND MAY LIMIT THE COMPANY'S ABILITY TO CONDUCT EXPLORATION ACTIVITIES AND COULD CAUSE THE COMPANY TO DELAY OR ABANDON ITS PROJECTS.

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

Exploration activities undertaken by the Company may be subject to foreign, federal, state, provincial and local laws and regulations governing the protection of the environment, including laws and regulations relating to air and water quality, waste disposal, and the protection of endangered or threatened species. The Company's exploration activities may be subject to foreign, federal, state, provincial and local laws and regulations for protection of surface and ground water.

If the Company undertakes exploration activities it may be required to obtain pre-construction environmental and land use review and comply with permitting, control and mitigation requirements of the jurisdiction in which such operations are to be located. Compliance with new requirements could impose costs on the Company in the future, the materiality of which cannot reasonably be predicted at this time. Any change in the applicable laws or regulations could have an adverse effect on any mineral project which the Company might undertake. Also, the Company may require additional permits for its future operations, which may or may not be obtainable on reasonable terms.

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

THE COMPANY IS NEGOTIATING TO ACQUIRE MINERAL CLAIM INTERESTS LOCATED IN MEXICO, THE LAWS OF WHICH MAY PREVENT OR DELAY THE COMPANY'S EXPLORATION ACTIVITIES AND COULD CAUSE THE COMPANY TO DELAY OR ABANDON ITS PROJECTS.

The Company is negotiating to acquire an interest in a property located in Mexico. Mineral exploration activities in Mexico may be affected in varying degrees by political instability and government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. The Company's proposed activities may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriations of property, environmental legislation and mine safety. The status of Mexico as a developing country may make it more difficult for the Company to obtain any required financing for its proposed projects. The effect of all of these factors cannot be accurately predicted. Notwithstanding the progress achieved in restructuring the Mexican political institutions and revitalizing its economy, the present administration, or any successor government, may not be able to sustain the progress achieved. While the Mexican economy has experienced growth in recent years, such growth may not continue in the future at similar rates or at all. If the economy of Mexico fails to continue its growth or suffers a recession, the Company may not be able to continue any activities undertaken in this country. The Company does not carry political risk insurance.

All of the mineral claim interests the Company is considering acquiring are located outside of Canada, in Mexico. As a result, such assets may be affected by government regulations and treaties, as well as by laws and policies of Canada affecting foreign trade, investment and taxation. In addition, it may be difficult to enforce judgments obtained in Canadian courts against assets located outside of Canada.

EXPLORATION FOR MINERALS ON THE COMPANY'S PROJECTS ARE SUBJECT TO SIGNIFICANT RISKS WHICH COULD INCREASE THE COSTS OF EXPLORATION AND COULD CAUSE THE COMPANY TO DELAY OR ABANDON ITS PROJECTS.

The project the Company is considering acquiring is without a known ore body of commercial ore. Mineral exploration involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. The long-term profitability of the Company's activities will be, in part, directly related to the cost and success of its proposed exploration programs, which may be affected by a number of factors beyond the Company's control.

Mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Properties in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration for gold (also "Au"), silver (also "Ag") and other metals, any of which could result in work stoppages, damage to property, and possible environmental damage.

The Company will rely upon consultants and others for exploration and, if required, development expertise. If any of the Company's property interests merit development, substantial expenditures will be required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. The Company may not discover minerals in sufficient quantities to justify commercial activities and the Company may not be able to obtain the funds required for development on a timely basis. The economics of developing gold, silver and other mineral properties is affected by many factors including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection.

BECAUSE THE COMPANY IS SUBJECT TO COMPLIANCE WITH GOVERNMENTAL REGULATION, THE COST OF ITS EXPLORATION PROGRAMS MAY INCREASE, WHICH MAY CAUSE THE COMPANY TO HAVE TO ABANDON SUCH PROGRAMS.

The Company's activities may be subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. In addition, certain types of activities require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of the Company's activities.

THE COMPANY MAY INCUR LIABILITY FOR CERTAIN RISKS AGAINST WHICH THE COMPANY DOES NOT HAVE INSURANCE, WHICH COULD REDUCE OR ELIMINATE ANY FUTURE PROFITABILITY AND NEGATIVELY IMPACT THE PRICE OF THE COMPANY'S SHARES.

In the course of exploration of mineral concessions, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company. The Company does not have any insurance coverage relating to its mineral activities.

THE COMPANY MAY NOT BE ABLE TO OBTAIN SUPPLIES AND INFRASTRUCTURE NECESSARY TO CONDUCT ITS PROPOSED EXPLORATION PROGRAMS AND, AS SUCH, MAY HAVE TO DELAY OR ABANDON ITS PROJECTS.

The property interests the Company is considering acquiring are not in a developed area and the availability of infrastructure (water and power, and in some areas roads) at an economic cost cannot be assured. Power is an integral requirement of any production facility on such properties. In the event the Company is unable to obtain water or power at any of the properties in which the Company may obtain an interest, the Company may not be able to conduct its exploration activities, or in the event the Company discovers mineralization, the Company may not be able to begin a development program, in which case the Company may lose its interest in the property or may have to abandon the property.

THE COMPANY MAY NOT HAVE PROPER TITLE TO ITS PROPERTIES AND, AS A RESULT, MAY INCUR SIGNIFICANT EXPENSES TO OBTAIN PROPER TITLE, OR MAY HAVE TO ABANDON ANY SUCH PROPERTIES.

The Company intends to own, lease or option, unpatented and patented mining claims, mineral claims or concessions which will constitute the Company's property holdings. The ownership and validity of unpatented mining claims and concessions are often uncertain and may be contested.

In those jurisdictions where the Company has property interests, the Company intends to make a search of mining records in accordance with mining industry practices to confirm that it has acquired satisfactory title to its properties but does not intend to obtain title insurance with respect to such properties. The possibility exists that title to one or more of the concessions in which the Company may acquire an interest, particularly title to undeveloped claims, might be defective because of errors or omissions in the chain of title, including defects in conveyances and defects in locating or maintaining such claims, or concessions.

The boundaries of property interests acquired by the Company may not have been surveyed and, therefore, the precise location and area of such mining properties may be in doubt.

IF THE COMPANY IS UNABLE TO EFFECTIVELY COMPETE AGAINST OTHER COMPANIES, OR IF THE COMPANY CANNOT MARKET ANY MINERALS DISCOVERED ON THE PROPERTIES IN WHICH THE COMPANY OBTAINS AN INTEREST, THE COMPANY MAY HAVE TO CEASE OPERATIONS.

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

THE COMPANY'S ACTIVITIES IN MEXICO WILL SUBJECT THE COMPANY TO FOREIGN CURRENCY FLUCTUATIONS WHICH MAY INCREASE THE COMPANY'S EXPENSES AND, IN THE EVENT THE COMPANY ACHIEVES PROFITABILITY, REDUCE THE COMPANY'S PROFITABILITY.

The Company's activities in Mexico will make it subject to foreign currency fluctuation and such fluctuation may adversely affect the Company's financial position and results. The Company's foreign subsidiary comprises a direct and integral extension of the Company's operations. The subsidiary is also entirely reliant upon the Company to provide financing in order for it to continue its activities. Consequently, the functional currency of the subsidiary is considered by management to be the Canadian dollar and accordingly exchange gains and losses are included in net income. The Company maintains its cash and cash equivalent amounts primarily in Canadian and U.S. denominated currencies. The Company does not currently engage in hedging activities.

CONFLICTS OF INTEREST MAY ARISE AMONG THE MEMBERS OF THE COMPANY'S BOARD OF DIRECTORS AND SUCH CONFLICTS MAY CAUSE THE COMPANY TO ENTER INTO TRANSACTIONS ON TERMS WHICH ARE NOT BENEFICIAL TO THE COMPANY.

Certain of the directors, officers and shareholders of the Company are also directors, officers and shareholders of other companies and conflicts of interest may arise between their duties as directors of the Company and as directors of other companies. All such possible conflicts are required to be disclosed in accordance with the requirements of the British Columbia BUSINESS CORPORATIONS ACT, as amended (the "BCBCA"), and the directors concerned are required to govern themselves in accordance with the obligations imposed on them by law.

The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter. The Company does not currently have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's proposed business operations. The officers and directors are, so long as they are officers or directors of the Company, subject to the restriction that all opportunities contemplated by the Company's plan of operation which come to their attention, either in the performance of their duties or in any other manner, will be considered opportunities of, and be made available to the Company and the companies that they are affiliated with on an equal basis. If the Company or the companies in which the officers and directors are affiliated with both desire to take advantage of the opportunities, the said officers and directors would abstain from negotiating and voting upon the opportunity. However, all directors may still individually take advantage of opportunities if the Company declines to do so. Except as set forth above, the Company has not adopted any conflict of interest policy with respect to such transactions. In determining whether or not the Company will participate in any project or opportunity, the director will primarily consider the degree of risk which the Company may be exposed and its financial position at the time. No members of management have entered into non-competition agreements with the Company.

See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest". As of the date of this annual report all material conflicts of interests which have arisen since June 1, 2004, have been described in "Item 7. Major Shareholders and Related Party Transactions."

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

Factors beyond the control of the Company may affect the marketability of any substances discovered. The prices of various metals have experienced significant movement over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs in major mineral producing regions. Variations in the market prices of metals may impact on the Company's ability to raise funding to conduct exploration of properties acquired by the Company. In addition, any significant fluctuations in metal prices will impact on the Company's decision to accelerate or reduce its exploration activities.

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

Mr. Des O'Kell, a director and the President, Chief Executive Officer and acting Chief Financial Officer of the Company, provides his services through his 50% owned company, Eland Jennings Inc. ("Eland Jennings"). Corporate accounting, management and administration are provided, in part, by Chase Management Ltd. ("Chase"), a company owned by Mr. Nick DeMare, a director of the Company. In the event the Company needs to employ additional personnel, it will need to recruit qualified personnel to staff its operations. The Company believes that such personnel currently are available at reasonable salaries and wages in the geographic areas in which the Company and its subsidiary operates. There can be no assurance, however, that such personnel will be available in the future. In addition, it cannot be predicted whether the labour staffing at any of the Company's projects will be unionized, which may result in potentially higher operating costs.

THE COMPANY'S SHARES ARE SUBJECT TO THE SEC'S PENNY STOCK RULES, WHICH MAY RESTRICT THE ABILITY OF BROKERS TO SELL THE COMPANY'S COMMON STOCK AND MAY REDUCE THE SECONDARY MARKET FOR THE COMMON STOCK.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stock". Generally, penny stocks are equity securities with a price of less than US $5.00 (other than securities registered on certain national securities exchanges or quoted on certain automated quotation systems). If the Company's shares are traded for less than US $5 per share, as they currently are, the shares will be subject to the SEC's penny stock rules unless (1) the Company's net tangible assets exceed US $5,000,000 during the Company's first three years of continuous operations or US $2,000,000 after the Company's first three years of continuous operations; or (2) the Company has had average revenue of at least US $6,000,000 for the last three years. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prescribed by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. Since the Company's shares are traded for less than US $5.00 per share, the Company's common stock is subject to the penny stock rules. Therefore, the holders of the common stock may find it difficult to sell the common stock of the Company. These rules may restrict the ability of brokers to sell the common stock and may reduce the secondary market for the common stock. A limited secondary market may result in a decrease in the value of the shares and/or a partial or total loss of an investor's investment.

THE COMPANY MAY BE DEEMED TO BE A "PASSIVE FOREIGN INVESTMENT COMPANY" FOR U.S. TAX PURPOSES WHICH COULD SUBJECT U.S. SHAREHOLDERS TO INCREASED TAX LIABILITY.

The Company may be deemed to be a "Passive Foreign Investment Company" ("PFIC"). See "Item 10. Additional Information - Taxation." If the Company is deemed to be a PFIC, a United States holder of the Company's common shares would be required to pay an interest charge together with tax calculated at maximum tax rates on certain "excess distributions" (defined to include certain dividends from a PFIC and any gain on the sale of stock of a PFIC) unless such holder made an election either to (1) include in his or her taxable income his or her pro rata share of the PFIC's ordinary earnings and net capital gains under the Qualified Electing Fund rules or (2) mark to market his or her Company common shares at the end of each taxable year as set forth in Section 1296 of the Internal Revenue Code of 1986, as amended. The elections require certain conditions be met such as filing on or before the due date, as extended, for filing the shareholder's income tax return for the first taxable year to which the election will apply.

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

THE COMPANY'S OPERATIONS ARE NOT, AND MAY NOT BE, DIVERSIFIED AND, AS SUCH, THE COMPANY MAY BE SUBJECT TO FLUCTUATIONS IN THE BUSINESS OR INDUSTRY IN WHICH THE COMPANY MAY OPERATE.

The Company's inability to diversify its activities into a number of areas may subject it to economic fluctuations within a particular business or industry and, therefore, increase the risks associated with its operations.

THE COMPANY IS DEPENDENT UPON ITS MANAGEMENT AND THE LOSS OF ANY OF ITS MANAGEMENT AND/OR IF THE COMPANY IS UNABLE TO RECRUIT ADDITIONAL MANAGERS COULD NEGATIVELY IMPACT THE COMPANY'S ABILITY TO CONTINUE ITS ACTIVITIES.

The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of its key officer, Mr. Des O'Kell, a director and the President, Chief Executive Officer and acting Chief Financial Officer of the Company and Mr. Nick DeMare, a director of the Company. The loss of services of either Mr. O'Kell or Mr. DeMare could have a material adverse effect on the Company. The Company has not entered into employment agreements with any of its officers and is not expected to do so in the foreseeable future. The Company has not obtained key-man life insurance on any of its officers or directors. The Company's ability to recruit and retain highly qualified management personnel is critical to its success; if it is unable to do so this may materially affect the Company's financial performance.

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


ITEM 4.  INFORMATION ON THE COMPANY.
--------------------------------------------------------------------------------


HISTORY AND DEVELOPMENT OF THE COMPANY

NAME AND INCORPORATION

The Company was incorporated under the British Columbia Company Act ("BC Company Act") on September 7, 1989, as "No. 207 Sail View Ventures Ltd." On October 2, 1989, the Company changed its name from "No. 207 Sail View Ventures Ltd." to "Ingot Properties Ltd." On June 26, 1992, the Company changed its name from
"Ingot Properties Ltd." to "San Pedro Resources Ltd." On July 15, 1994, the Company changed its name from "San Pedro Resources Ltd." to "Hilton Petroleum Ltd." On March 2, 2004, the Company changed its name from "Hilton Petroleum Ltd." to "Hilton Resources Ltd." On August 25, 2005 the Company changed its name from "Hilton Resources Ltd." to "Rochester Resources Ltd."

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

On April 1, 1999, pursuant to an agreement (the "Arrangement Agreement") dated February 5, 1999, in which the Company completed an amalgamation with Stanford Oil & Gas Ltd. ("Stanford"), a public company with common management, Stanford became a wholly-owned subsidiary of the Company. In conjunction with the amalgamation with Stanford the Company changed its domicile through continuation from British Columbia to the Yukon Territory under the BUSINESS CORPORATIONS ACT (Yukon) (the "YBCA").

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

The Company's  registered and principal business office is located at Suite 1305
- 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7. The contact person is Nick DeMare, a director of the Company. The telephone number is (604) 685-9316 and the facsimile number is (604) 683-1585. The Company does not have a registered agent in the United States.

The Company's common shares were listed on the Vancouver Stock Exchange (the "VSE") through November 28, 1999. Effective November 29, 1999, the VSE and the Alberta Stock Exchange (the "ASE") merged and began operations as the Canadian Venture Exchange (the "CDNX"). On April 8, 2002, the CDNX was renamed the TSX Venture Exchange. The TSXV classifies listed companies into two different tiers based on standards, which include historical financial performance, stage of development and financial resources. The Company trades on the TSXV under the symbol "RCT" and on January 28, 2004, was re-classified as a Tier 2 company for not maintaining the requirements for a Tier 1 company. Tier 1 is the TSXV's premier tier and is reserved for the TSXV's most advanced issuers with the most significant financial resources. Tier 1 issuers benefit from decreased filing requirements and improved service standards. The majority of the companies listed on the TSXV are Tier 2 companies.

Effective February 7, 2001, the Company's common stock was approved for trading on the Over-the-Counter Bulletin Board (the "OTCBB") operated by the National Association of Securities Dealers. The Company's common shares currently trade on the OTCBB under the symbol "RCTFF.OB".

BUSINESS OVERVIEW

The Company was historically engaged in the business of acquiring leasehold interests in petroleum and natural gas rights, and the exploration for and development, production and sale of petroleum and natural gas in the continental United States.

During fiscal 2001, the Company continued its participation in the exploration of the East Lost Hills Project, located in California, USA, with the funding of the completion of the ELH #1 well and the ongoing drilling of the ELH #2 well and the commencement of the ELH #3, ELH #4, and ELH #9 wells, at a cost of $7.8 million. The Company also paid $1.1 million for its share of the gas facility at East Lost Hills and $2.4 million for the acquisition and exploration of other oil and gas prospects located in regional California. Production from the ELH #1 well commenced in February 2001. In March 2001, the Company completed the sale of substantially all of its non-California petroleum and natural gas interests to Exco Resources Inc. ("Exco") for net proceeds of $19.9 million.

During fiscal 2001, the Company raised $9.5 million from the issuance of common shares and $4.7 million from the issuance of convertible debentures. These proceeds, along with the sale of the non-California petroleum and natural gas interests, enabled the Company to repay $21.9 million of debt.

During fiscal 2002, the Company was faced with significant funding commitments for its continued participation in the East Lost Hills and Greater San Joaquin Joint Venture's exploration programs. Management believed the poor results at East Lost Hills had a negative impact on the Company's share price and on the Company's ability to conduct either equity or debt financing. In addition, the combination of reduced commodity prices and constrained production at ELH #1 further reduced the Company's ability to meet its funding commitments. Due to the lack of financial resources, the Company ceased further funding of its share of costs at the East Lost Hills Project and Greater San Joaquin Joint Venture. As a result, in February 2002, the Company withdrew from participation in the Greater San Joaquin Joint Venture and, in May 2002, concluded an agreement with Anadarko Petroleum Corporation and certain other participants on the ongoing evaluation of the ELH #4 and ELH #9 wells, whereby the funding parties have assumed all of the unpaid amounts, estimated to be $7.2 million at the time of the agreement, and future costs in completing the evaluation of these wells. In return, they will be entitled to recover their costs, plus a penalty, of 300% of the costs, from production from these wells.

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

Effective May 31, 2004, the Company abandoned Stanford and A.I. Solutions.

During fiscal 2005, the Company focused its activities on the exploration of the El Nayar Project. Although the program demonstrated that the property has potential, it did not meet the Company's objectives. Accordingly, during fiscal 2005, the Company wrote-off $703,058 of acquisition and exploration costs.

On August 25, 2005, the Company completed another consolidation of its share capital on a one new for ten old basis.

DISPOSITIONS

During fiscal 2003, the Company abandoned its petroleum operations. Accordingly, it recorded a net charge of $6,881,119 for depreciation, depletion and impairment of its petroleum interests. The Company did not dispose of any property interests during fiscal 2004, nor did the Company dispose of any property interests during fiscal 2002. Effective May 31, 2004, the Company formally abandoned A.I. Solutions and Stanford. These companies were inactive throughout fiscal 2004. During fiscal 2005, the Company wrote-off $703,058 of acquisition and exploration costs relating to the El Nayar Project.

EXPLORATION EXPENDITURES

During fiscal 2005 and 2004, the Company incurred $66,536 and $103,971, respectively, for mineral property acquisition costs and $415,940 and $116,611, respectively, for exploration expenditures on its mineral property interests. During fiscal 2003, the Company incurred $655,786 on the acquisition, exploration and development of its petroleum interests. The Company also incurred $364,413 during fiscal 2003 on research, development and marketing of software.

No mineral property acquisitions or exploration expenditures were made in fiscal 2003.

2005 EXPLORATION BUDGET

During the 2005 fiscal year the Company conducted a detailed exploration program at its only mineral project - the El Nayar Project, in Mexico. As the results did not meet the Company's objective, the Company ceased exploration activities on the El Nayar Project and wrote-off all acquisition and exploration costs. As of the date of this annual report the Company does not hold any mineral interests. The Company continues to be involved in the mineral exploration industry and is actively seeking to acquire or option interests in other unproven mineral claims or interests in Mexico. The Company has identified a silver/gold project located in Mexico. The Company has initiated due diligence on the property and is negotiating with the vendor. As of the date of this annual report the Company has not yet entered into any agreements or letters of understanding. Although the Company expects to conclude an agreements(s) in the near future there is no assurance that the Company will identify, negotiate and successfully complete an agreement to acquire, option or earn interests in resource interests. In the event that the Company enters into an agreement it may be required to obtain regulatory and/or shareholder approval.

SALES AND REVENUE DISTRIBUTION

As of the date of this annual report, the Company has not generated any revenues from its mineral exploration activities and does not own any mineral properties.

During fiscal 2003, the Company's share of petroleum, natural gas and natural gas liquids produced from its wells was sold to a variety of purchasers at the wellhead in the United States. All of its sales were conducted with unaffiliated customers. These purchasers provided a ready market for all of the Company's production and paid the local market price, which fluctuated based upon prevailing market conditions. Due to the number of purchasers in each area, the loss of one or a number of purchasers did not pose a significant risk to the continuity of the Company's operations. As of the date of this annual report, the Company does not generate any petroleum, natural gas and natural gas liquids revenue.

Total revenues, interest and other income reported for fiscal 2005, 2004 and 2003, were as follows:

                                                        ($ IN 000)
                                           ------------------------------------
                                                    YEARS ENDED MAY 31,
                                           ------------------------------------
                                              2005         2004         2003

Petroleum and Natural Gas Sales
     - United States                       $        -   $        -   $      128
                                           ----------   ----------   ----------
Interest and Other Income
     - United States                                -            -            -
     - Canada                                      20           95           58
                                           ----------   ----------   ----------
                                                   20           95           58
                                           ----------   ----------   ----------
Total Revenue, Interest and Other Income   $       20   $       95   $      186
                                           ==========   ==========   ==========

PRINCIPAL PROPERTIES

EL NAYAR PROJECT, MEXICO

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

Under the terms of the heads of agreement the Company could earn an initial 60% interest, in consideration of making option payments to MSJ totaling US $50,000
(paid) and the issuance of a total of 1.1 million common shares and funding US $1 million of expenditures, on the following basis:
                                                          SHARE
         DATE                                           ISSUANCES   EXPENDITURES
                                                                         US $
         January 27, 2004 (issued)                         100,000            -
         May 27, 2004 (incurred)                                 -       40,000
         January 27, 2005                                  200,000      250,000
         July 27, 2005                                           -      710,000
         January 27, 2006                                  300,000            -
         January 27, 2007                                  500,000            -
                                                        ----------   ----------
                                                         1,100,000    1,000,000
                                                        ==========   ==========

Issuance of the initial 100,000 common shares was scheduled for January 27, 2004. However, issuance of the shares was deferred pending clarification of certain property titles. This subsequently was resolved and the Company issued the 100,000 common shares on April 25, 2005. The Company decided to defer all other share issuances by the same period of time, a deferral of 15 months.

During the 2005 fiscal year the Company conducted a comprehensive geological work program on the El Nayar Project. Results from the program were not sufficiently encouraging and the Company ceased further work on the El Nayar Project. The Company considers the option terminated.

INTRODUCTION

The property which forms the basis of the El Nayar Project is located in the State of Nayarit, in thinly populated, rugged terrain some 120 kilometers northwest of Guadalajara, in the Los Mezquites sector of the Hostotipaquillo Mining District. As of the date of this annul report the El Nayar Project consists of four contiguous claims (concesiones mineros) with an aggregate area of 6,745 hectares. Initially, the El Nayar Project comprised five claims, but the tiny Los Limones claim, separate from the main claim group and lying approximately 4.5 kilometers to the south, was judged too small and isolated for rational exploration and was returned to the owner after cursory examination

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
                                                                                                 ========

The El Nayar Project is without known reserves and the Company's work program was exploratory in nature.

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

EXPLORATION ACTIVITIES BY THE COMPANY

Exploration of the property began in February, 2004. The principal activities consisted of systematic mapping and sampling of the old workings on the La Castellana vein, and delineation and surface sampling of the nearby El Norte vein. The old Guanajuatillo mine site was cleared of vegetation, and various ruined buildings located; the vein was not accessible for evaluation at that time.

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

In January 2005, field work commenced on the El Norte Vein system. Exploration work included detailed geological mapping along a road cut that appears to have exposed lateral extensions of the El Norte Vein System. Detailed geological mapping was also conducted on the nearby ground proximal and along the strike of the El Norte Vein. The mapping was followed by systematic trenching across the strike of the El Norte Vein in order to define its continuity along strike and width.

The exploration program took two months to complete. All chip channel samples were crushed at the GM LACME Preparation Laboratory in Guadalajara. The pulps were then sent by GM LACME directly to International Plasma Lab Ltd. in Vancouver, Canada for analyses. All work was conducted as defined under NI 43-101 and all sample batches included standards, blanks and duplicate samples on a routine basis.

The results of the exploration program conducted on the El Nayar Project showed that, while the El Nayar Project has some interesting geology, it is not a near term production property. The structural and analytical data indicate some issues, including:

i) outcrop mapping revealed the presence of faulting which has displaced the Veta Norte into blocks. The first set of faults have a right lateral vein displacement of up to 5 meters, whereas a second set has a left lateral vein displacement of up to 28 meters. Based on this interpretation, the block faulting would make an underground operation most difficult and not viable;

ii) vein outcrop blocks (faulted) have been traced along strike up to approximately 400 meters. Vein continuity to the southwest is restricted by a steep scarp (fault) and to the northeast by the Rio Santiago. This restricts vein potential substantially; and

iii) although a few samples returned over 500 g/t silver with some gold. These values are erratic and appear to be the result of secondary enrichment. All vein samples returned an average of approximately 186 g/t silver which is low grade for a small tonnage potential.

Management of the Company determined that these issues made it impossible to establish near term production from the El Nayar Project. As a result, the Company has ceased all work on the El Nayar Project and wrote-off $703,058 of acquisition and exploration costs.

                                 [GRAPHIC OMITTED]


MAP 1 - Map of Mexico from PGS Pacific Geological Services indicating the location of the El Nayar Concessions, with a close-up inset map showing the location of the El Nayar Project in relationship to the city of Guadalajara taken from the December 18, 2003 report by John Nebocat, P. Eng., entitled the "Report on the Geology and Mineral Deposits on the El Nayar Project, Ixtlan del Rio, Nayarit, Mexico"

GOVERNMENT REGULATIONS

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

The costs associated with compliance with these laws and regulations are substantial and possible future laws and regulations, or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of the Company's proposed operations and delays in the development of any properties acquired by the Company. Moreover, these laws and regulations may allow governmental authorities and private parties to bring lawsuits based upon damages to property and injury to persons resulting from the environmental, health and safety impacts of the Company's past and future operations and could lead to the imposition of substantial fines, penalties or other civil or criminal sanctions.

OTHER ASSETS

As at the date of this annual report, the Company does not hold any material assets. However the Company is in the process of reviewing and negotiating to acquire an interest or option on a mineral property located in Mexico.

EMPLOYEES

As of the date of this annual report the Company has no full-time employees and two part-time employees, including its officers. The Company's management functions are provided by private companies owned by officers and directors of the Company. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions." In addition, the Company employs a number of consultants to perform specific functions, on an as needed basis.

ORGANIZATIONAL STRUCTURE

Effective November 30, 2002, the Company wrote off its investment in its former wholly-owned subsidiaries, Hilton U.S. and STB Energy, which were engaged in petroleum and natural gas operations in the United States. Accordingly, the Company ceased to record the activities of these companies. Effective May 31, 2004, the Company wrote-off its remaining investment in Stanford and A.I. Solutions, both inactive companies.

The following chart sets forth the name of the Company's significant subsidiary, its respective jurisdiction of incorporation and the Company's ownership interest therein as of the date of this annual report.

                               ORGANIZATION CHART

                       |--------------------------------|
                       |     Rochester Resources Ltd.   |
                       |        (British Columbia)      |
                       |--------------------------------|
                                       |
                                       |
                                       |
                       |--------------------------------|
                       |    Minera Nayarit S.A. de C.V. |
                       |             (Mexico)           |
                       |                60%             |
                       |--------------------------------|

SUBSIDIARY

As of the date of this annual report the Company has one subsidiary, Minera Nayarit S.A. de C.V. ("Minera Nayarit"), which was incorporated on April 29, 2004 in Mexico, to hold and carry out the Company's Mexican exploration activities. The Company is a recorded holder of 60% of the issued and outstanding common shares of Minera Nayarit. The remaining 40% of the issued and outstanding common shares of Minera Nayarit are held by MSJ, the optionor of the El Nayar Project. The 40% interest is held in trust by MSJ on behalf of the Company until the Company has earned its 60% interest in the El Nayar Project, as described in "Item 4. Information on the Company - Principal Properties - El Nayar Project, Mexico - Property Agreements". As of the date of this annual report, the Company still holds the 60% interest in Minera Nayarit; however Minera Nayarit is inactive.

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


ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.
--------------------------------------------------------------------------------

The following discussion of the results of operations of the Company for the fiscal years ended May 31, 2005, 2004, and 2003 should be read in conjunction with the consolidated financial statements of the Company and related notes included therein.

The Company's consolidated financial statements are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP except for the differences referred to in Note 10 of the consolidated financial statements of the Company included herein. The noon rate of exchange on November 10, 2005, reported by the United States Federal Reserve Bank of New York, for the conversion of Canadian dollars into United States dollars was CDN$1.1876 (US$0.8420 = CDN$1.00). The effects of inflation and price changes have not had a material impact on the Company's income or net sales revenues during the past three years.

OVERVIEW

Since inception the Company has primarily been engaged in the mineral resource and petroleum and natural gas industries. The Company is currently a junior mineral exploration company engaged in the acquisition of mineral interests located in Mexico.

In October 2003, the Company finalized an option agreement, whereby it could earn an initial 60% interest in the El Nayar Project in Mexico. See "Item 4. Information on the Company - Principal Properties - El Nayar Project, Mexico."

As of the date of this annual report, the Company has no properties and, consequently, has no current operating income or cash flow. As a result, the Company is considered an exploration stage company.

The Company is actively reviewing resource properties at various stages of development and may make acquisitions through staking, options, purchases or joint ventures. If so, significant additional financing may be required, and there is no assurance that funds would be available on terms acceptable to the Company or at all.

The Company derives interest income on its bank deposits and other short-term deposits, which depend on the Company's ability to raise funds. Of most significance would be further cash received from issuance of shares to fund ongoing activities.

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

The recoverability of amounts shown for mineral properties and deferred costs is dependent upon the discovery of economically recoverable reserves, completion of positive feasibility studies, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete exploration and development and future profitable production, or from the disposition of such properties.

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

The Company is not aware of any governmental economic fiscal, monetary or political policies or factors that have materially affected, or could materially affect, directly or indirectly, the Company's activities or investments by U.S. shareholders except as set forth is "Item 10. Additional Information".

Foreign currency fluctuations have not had a material impact on the Company's activities during the last three fiscal years. The Company does not engage in any foreign currency hedging activities.

RESULTS OF OPERATIONS

YEAR ENDED MAY 31, 2005 COMPARED TO YEAR ENDED MAY 31, 2004

During fiscal 2005 the Company recorded a loss of $1,108,987 ($0.56 per share) compared to a loss of $582,395 ($0.57 per share) for fiscal 2004. The increase in loss in fiscal 2005 is primarily attributed to the $703,058 write-off of the El Nayar Project

Excluding stock based compensation, general and administrative expenses of $251,421 were reported in fiscal 2005, a decrease of $36,637, from $288,058 in fiscal 2004. In general, costs decreased due mainly to the impact of reduced operations and the abandonment in fiscal 2004 of the Company's former petroleum and proprietary software operations. Specific expenses of note during fiscal 2005 and fiscal 2004 are as follows:

         i) during fiscal 2005, the Company incurred accounting, administrative and management fees of $78,788 (2004 - $70,840) provided by a private company controlled by Nick DeMare, the former President of the Company;
         ii) during fiscal 2004, the Company incurred general and administrative costs of $56,287 for the proprietary software program activities, mainly in professional fees to arm's length parties and office costs. The Company abandoned this business segment in May 2003;
         iii) effective December 1, 2003, the Company resumed its investor relations arrangement at a rate of $3,000 per month. A total of $36,000 was paid in fiscal 2005 (2004 - $18,000);
         iv) legal fees decreased by $28,708 from $44,540 in fiscal 2004 to $15,832 in fiscal 2005 mainly due to reduced activities in fiscal 2005;
         v) during fiscal 2005, the Company recorded bad debts of $27,827 due to the uncertainty of the recoverability of advances which had been made to the operator of the El Nayar Project; and
         vi) regulatory fees, shareholder costs and transfer agent fees decreased in fiscal 2005 due to reduced operations.

Stock-based compensation is accounted for at fair value based on an option pricing model based on various estimates, and are not cash-derived. During fiscal 2005, the Company recorded a compensation expense of $138,725, compared to $154,000 in fiscal 2004.

During fiscal 2005, the Company sold marketable securities for $19,309 (2004 - $9,845), resulting in a gain of $17,239 (2004 - $2,645). In addition, in fiscal 2004, the Company recovered $23,792 for costs previously incurred and $72,604 for recovery of advances due from a related company previously written-off in fiscal 2003. These recoveries were recorded in interest and other income in fiscal 2004.

During fiscal 2004, the Company recorded interest expense on debentures of $233,761. The debentures were retired in January 2004. Accordingly, there was no interest expense in fiscal 2005.

During fiscal 2005, the Company spent $66,536 (2004 - $103,971) relating to acquisition costs and $415,940 (2004 - $116,611) for exploration on the El Nayar Project. Due to the disappointing exploration results achieved on the El Nayar Project, during fiscal 2005, the Company wrote-off $703,058 of acquisition and exploration costs.

YEAR ENDED MAY 31, 2004 COMPARED TO YEAR ENDED MAY 31, 2003

During fiscal 2004 the Company recorded a loss of $582,395 ($0.57 per share) compared to a loss of $9,790,501 ($21.75 per share) for fiscal 2003. A significant portion of the loss for fiscal 2003 is attributed to the depreciation, depletion and impairment charge of $6,881,119 relating to the abandonment of the Company's petroleum and natural gas interests in November 2002. Accordingly, there were no petroleum and natural gas revenues during fiscal 2004. Production for fiscal 2003 was attributable only to the constrained production at the ELH #1 well to November 2002.

General and administrative costs decreased by $533,250, from $821,308 in fiscal 2003 to $288,058 in fiscal 2004 due mainly to the impact of reduced operations and the abandonment of petroleum and proprietary software program activities in fiscal 2003. General and administrative costs in fiscal 2004 reflects the Company's current operating levels. Specific expenses of note during fiscal 2004 and 2003 are as follows:

         i) during fiscal 2004, the Company incurred accounting and administrative fees of $70,840 (2003 -$108,475) provided by a private company controlled by the current President of the Company;
         ii) during fiscal 2004, the Company incurred management fees of $9,466 (2003 - $ 128,117) provided by the former President of the Company; and
         iii) during fiscal 2003, the Company incurred costs of $364,413 for research, development and marketing of the proprietary software programs. In addition general and administrative costs of $226,193 was recorded for the proprietary software program activities, mainly in salaries and benefits. The Company abandoned this business segment in May 2003.

During fiscal 2004, the Company sold marketable securities for $9,845, resulting in a gain of $2,645, which has been included in Interest and Other Income. In addition, the Company recovered $23,792 for costs previously incurred. These costs have been recorded as a cost recovery in general and administrative expenses.

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

During fiscal 2004, the Company completed private placements for gross cash proceeds of $865,750. The Company also received a further $68,600 on the exercise of warrants. During fiscal 2004, the Company successfully negotiated the retirement of $2,041,932 of debentures and $65,371 of accrued interest by issuing 687,421 shares.

During fiscal 2004, the Company spent $103,971 relating to acquisition costs and $116,611 for exploration expenditures on the El Nayar Project. An additional $21,443 was spent on trucks and equipment for El Nayar.

LIQUIDITY AND CAPITAL RESOURCES

To date the Company has not received any revenues from its mineral exploration activities and has relied on equity financing to fund its commitments and discharge its liabilities as they come due. During fiscal 2005, the Company completed a non-brokered private placement financing for gross proceeds of $355,000. As of May 31, 2005, the Company had a working capital of $245,246. The Company anticipates that it will not have sufficient funds to meet ongoing overhead expenditures, identify and acquire new mineral properties and conduct exploration activities, and or investigate new business opportunities. The Company will be required to conduct additional financings, however, there is no assurance that funding will be available on terms acceptable to the Company or at all.

As of the date of the annual report, the Company has no exploration budget. The Company anticipates spending approximately $150,000 during fiscal 2006 for administrative and other operating expenditures. The level of exploration expenditures and administrative and other operating expenditures may increase significantly should the Company acquire or option a mineral property interest.

The Company does not have any loans or bank debt and there are no restrictions on the use of its cash resources.

There are no material commitments for capital expenditures during fiscal 2006.

The Company holds the majority of its cash and cash equivalents in Canadian funds.

TREND INFORMATION

The Company is not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the Company's net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

RESEARCH AND DEVELOPMENT

During fiscal 2005, the Company incurred $66,536 for mineral property acquisition costs and $415,940 for exploration costs on its mineral property interests. During fiscal 2004, the Company incurred $103,971 for mineral property acquisition costs and $116,611 for exploration costs on its mineral property interests. No mineral property acquisitions or exploration expenditures were made in fiscal 2003.

During fiscal 2003, the Company incurred $655,786 on the acquisition, exploration and development of its petroleum interests and $364,413 on research, development and marketing costs related to the development of its software programs.

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


ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.
--------------------------------------------------------------------------------

DIRECTORS AND SENIOR MANAGEMENT

The names, positions held with the Company and terms of office of each director and officer of the Company as of the date of this annual report, are as follows:

NAME                            POSITION WITH THE COMPANY                           TERM OF OFFICE (FOR EACH OFFICE HELD)

DES O'KELL                      President, Chief Executive                          June 2005 to present
                                Officer, Acting Chief Financial Officer
                                and Director

NICK DEMARE(1)                  Director                                            October 1989 to present

WILLIAM LEE(1)                  Director                                            September 1995 to present

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

Des O'Kell (Age 39), Director, President, Chief Executive Officer and Acting Chief Financial Officer

Since March 1998, Mr. O'Kell has been the President of Eland Jennings, a private company which provides a range of services including investor relations activities, raising capital, and financial strategy planning to private and public companies. Mr. O'Kell directly owns 50% of Eland Jennings. Mr. O'Kell devotes approximately 50% of his time (approximately 20 hours per week) to the affairs of the Company.

Nick DeMare (Age 51), Director

Mr. DeMare holds a Bachelor of Commerce degree from the University of British Columbia and is a member in good standing of the Institute of Chartered Accountants of British Columbia. Mr. DeMare devotes approximately 10 - 15% of his time (approximately four - six hours per week) to the affairs of the Company. Since May, 1991, Mr. DeMare has been the President of Chase, a private company which provides a broad range of administrative, management and financial services to private and public companies engaged in mineral exploration and development, gold and silver production, oil and gas exploration and production and venture capital. Mr. DeMare indirectly owns 100% of Chase. Mr. DeMare currently serves as an officer and director of other public reporting companies. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest."

William Lee (Age 52), Director

Mr. Lee holds a Bachelor of Commerce degree from the University of British Columbia and is a member in good standing of the Institute of Chartered Accountants of British Columbia. He has been a financial officer or controller of several public and private companies since 1986 and, prior, thereto, was a Senior Audit Manager at Deloitte & Touche. Prior to March 1995, Mr. Lee was employed as the Chief Financial Officer of Sanctuary Woods Multimedia Corp. From March 1995 to June 1996, Mr. Lee was employed as the Chief Financial Officer of Wildwood Interactive Inc. From June 1996 to March 2004, Mr. Lee was employed as the Chief Financial Officer of IMA Exploration Inc., a public company engaged in the exploration of mineral properties. Since July 2004, Mr. Lee has been employed as a business analyst of Ivanhoe Mines Ltd., a public company engaged in the exploration for and production of oil and natural gas. Mr. Lee currently serves as an officer and director of other public reporting companies. See "Item
7. Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest."

Andrew Carter (Age 58), Director

Mr. Carter obtained a certificate in accounting from the Principal Midland College of TAFE (Western Australia) in 1987. Since 1992, Mr. Carter has been a member of the Australian Institute of Credit Management. Mr. Carter has an extensive background, initially in the mining industry and then as a commercial financial executive. During the 1970's, Mr. Carter was involved in the mining industry, where he managed exploration crews in the Leonora and Kimberly regions in Western Australia. He subsequently changed professions and, in 1988, was appointed Chief Executive of RAC Finance Limited, the largest non-bank owned commercial financier in Western Australia. During this time, he was appointed Chairman and Director of Australian Finance Conference Limited and represented the industry as a panel member of the Commercial Tribunal for Western Australia. In 1999, Mr. Carter relocated to Vancouver where he has been providing services as an independent corporate consultant. Since February 2003, Mr. Carter has been the President of Tinka Resources Ltd., a public company trading on the TSXV. In addition, Mr. Carter serves as an officer and director of other public reporting companies. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest".

Harvey Lim (Age 47), Corporate Secretary

Mr. Lim holds a Bachelor of Commerce degree from the University of British Columbia and is a member in good standing of the Institute of Chartered Accountants of British Columbia. Mr. Lim was employed by Coopers & Lybrand (now PricewaterhouseCoopers LLP) from 1981 to 1988. From 1988 to 1991, Mr. Lim was employed as controller with Ingot Management Ltd. Since 1991, Mr. Lim has been employed by Chase as controller. Mr. Lim currently serves as an officer and director of other public reporting companies. Mr. Lim devotes approximately 10% of his time (approximately four hours per week) to the affairs of the Company. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest."

COMPENSATION

During the fiscal year ended May 31, 2005, the directors and officers of the Company, as a group, had received or charged the Company a total of $94,538 for services rendered by the directors and officers or companies owned by the individuals.

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

The Company does not provide pension, retirement or similar benefits to its officers of directors.

"Named Executive Officers" means the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") of the Company, regardless of the amount of compensation of those individuals, and each of the Company's three most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recent fiscal year and whose total salary and bonus amounted to $150,000 or more. In addition, disclosure is also required for any individuals whose total salary and bonus during the most recent fiscal year was $150,000 whether or not they are an executive officer at the end of the fiscal year.

During the fiscal year ended May 31, 2005, the Company had one Named Executive Officer, Nick DeMare, the Company's former President, Chief Executive Officer ("CEO") and acting Chief Financial Officer ("CFO"). On June 28, 2005, Nick DeMare resigned as the President, CEO and acting CFO of the Company and Des O'Kell was appointed as a director and the President, CEO and acting CFO of the Company.

The following table sets forth the compensation awarded, paid to or earned by the Named Executive Officer during the financial years ended May 31, 2003, 2004 and 2005:



                                          ANNUAL COMPENSATION                  LONG TERM COMPENSATION
                                    --------------------------------   ------------------------------------
                                                                                AWARDS              PAYOUTS
                                                                       -------------------------    -------
                                                           OTHER        SECURITIES    RESTRICTED
                                                           ANNUAL         UNDER       SHARES OR                 ALL OTHER
       NAME AND                                           COMPEN-      OPTIONS/SARS   RESTRICTED     LTIP        COMPEN-
  PRINCIPAL POSITION       YEAR     SALARY     BONUS       SATION        GRANTED     SHARE UNITS    PAYOUTS      SATION
                                      ($)       ($)         ($)            (#)           (#)          ($)          ($)
----------------------     ----     --------------------------------   ------------------------------------     --------

Nick DeMare(1)             2005       Nil       Nil        78,788(2)      20,500         Nil          Nil          Nil
former President, CEO      2004       Nil       Nil        70,840(2)       8,500         Nil          Nil          Nil
and acting CFO and         2003       N/A       N/A         N/A             N/A          N/A          N/A          N/A
current Director
----------------------     ----     --------------------------------   ------------------------------------     --------

NOTES:
(1) On June 28, 2005, Nick DeMare resigned as the President, CEO and acting CFO of the Company and Des O'Kell was appointed as a director and the President, CEO and acting CFO of the Company.
(2) Paid to Chase Management Ltd. ("Chase"), a private corporation owned by Nick DeMare. Chase personnel (excluding Mr. DeMare) provide accounting, secretarial and administrative services to the Company.

LONG-TERM INCENTIVE PLANS - AWARD IN MOST RECENTLY COMPLETED FINANCIAL YEAR

The Company has no long-term incentive plans in place and therefore there were no awards made under any long-term incentive plan to the Name Executive Officer during the Company's most recently completed financial year. A "Long- Term Incentive Plan" is a plan under which awards are made based on performance over a period longer than one financial year, other than a plan for options, SARs (stock appreciation rights) or restricted share compensation.

OPTIONS AND SHARE APPRECIATION RIGHTS

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

The following table sets forth stock options granted to the Named Executive Officer during the financial year ended May 31, 2005:


                                             % OF TOTAL                           MARKET VALUE OF
                          SECURITIES        OPTIONS/SARS                            SECURITIES
                            UNDER            GRANTED TO                             UNDERLYING
                         OPTIONS/SARS       EMPLOYEES IN       EXERCISE OR        OPTIONS/SARS ON        EXPIRATION
NAME                       GRANTED         FINANCIAL YEAR       BASE PRICE       THE DATE OF GRANT          DATE
                             (#)                (%)            ($/SECURITY)        ($/SECURITY)
------------            -------------      --------------     -------------      ------------------      ----------

Nick DeMare                 13,000              7.28%              1.00                1.20               Sept.3/07
                             7,500              4.20%              1.20                1.60               Feb.8/08
                            ------             -----
                            20,500             11.48%
                            ======             =====
------------            -------------      --------------     -------------      ------------------      ----------

AGGREGATED OPTION/ SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR -END OPTION/ SAR VALUES

The following table sets out details of all the incentive stock options, both exercised and unexercised, for the Named Executive Officer during the financial year ended May 31, 2005:

-----------                ------------       ---------------   -------------------------    -------------------------
                                                                        UNEXERCISED            VALUE OF UNEXERCISED
                             SECURITIES                               OPTIONS/SARS AT         IN THE MONEY OPTIONS AT
                            ACQUIRED ON       AGGREGATE VALUE       FINANCIAL YEAR -END       FINANCIAL YEAR -END (1)
NAME                          EXERCISE           REALIZED       EXERCISABLE/UNEXERCISABLE    EXERCISABLE/UNEXERCISABLE
                                (#)                 ($)                     (#)                         ($)
-----------                ------------       ---------------   -------------------------    -------------------------

Nick DeMare                    3,000                Nil                20,500 / Nil                  Nil / N/A
-----------                ------------       ---------------   -------------------------    -------------------------

NOTE:
(1)      The closing price of the Company's shares on May 31, 2005 was $1.00.

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

The Company does not have any compensatory plan(s), contract(s) or arrangement(s) with respect to the resignation, retirement or any other termination of the Named Executive Officer's employment, a change of control of our Company or a change in the Named Executive Officer's responsibilities following a change in control, which entitle a Named Executive Officer to receive from the Company an amount, including all period payments or installments, exceeding $100,000.

COMPENSATION OF DIRECTORS

CASH COMPENSATION

During the financial year ended May 31, 2005, the Company paid a total of $15,750 for professional fees to its directors who are not the Named Executive Officers of the Company.

NON-CASH COMPENSATION

The following table sets forth stock options granted by the Company during the financial year ended May 31, 2005 to the directors who are not the Named Executive Officers of the Company:



--------------------           ------------     --------------     ------------    -----------------      ----------
                                                  % OF TOTAL                        MARKET VALUE OF
                                SECURITIES       OPTIONS/SARS                         SECURITIES
                                  UNDER           GRANTED TO                          UNDERLYING
                               OPTIONS/SARS      EMPLOYEES IN       EXERCISE OR     OPTIONS/SARS ON       EXPIRATION
NAME                             GRANTED        FINANCIAL YEAR      BASE PRICE     THE DATE OF GRANT         DATE
                                   (#)                (%)          ($/SECURITY)      ($/SECURITY)
--------------------           ------------     --------------     ------------    -----------------      ----------

Directors as a group              27,000            15.13%             1.00              1.20              Sept.3/07
who are not Named                 22,500            12.60%             1.20              1.60              Feb.8/08
Executive Officers                ------            -----
                                  49,500            27.73%
                                  ======            =====
--------------------           ------------     --------------     ------------    -----------------      ----------


The following table sets forth details of all exercises of stock options during the financial year ended May 31, 2005 by the directors who are not the Named Executive Officers, and the financial year end value of unexercised options:


--------------------           -----------    ---------------   -------------------------   ---------------------------
                                                                       UNEXERCISED          VALUE OF UNEXERCISED IN THE
                               SECURITIES                            OPTIONS/SARS AT             MONEY OPTIONS AT
                               ACQUIRED ON    AGGREGATE VALUE      FINANCIAL YEAR -END        FINANCIAL YEAR -END (1)
NAME                            EXERCISE          REALIZED      EXERCISABLE/UNEXERCISABLE    EXERCISABLE/UNEXERCISABLE
                                   (#)              ($)                    (#)                          ($)
--------------------           -----------    ---------------   -------------------------   ---------------------------

Directors as a group               Nil              N/A                49,500 / Nil                  Nil / N/A
who are not Named
Executive Officers
--------------------           -----------    ---------------   -------------------------   ---------------------------

NOTE:
(1)      The closing price of the Company's shares on May 31, 2005 was $1.00.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out, as of the end of the Company's financial year ended May 31, 2005, all information required with respect to compensation plans under which equity securities of the Company are authorized for issuance:


----------------------      --------------------------   ----------------------------   ------------------------------
                                                                                        NUMBER OF SECURITIES REMAINING
                            NUMBER OF SECURITIES TO BE                                   AVAILABLE FOR FUTURE ISSUANCE
                             ISSUED UPON EXERCISE OF       WEIGHTED-AVERAGE EXERCISE       UNDER EQUITY COMPENSATION
                               OUTSTANDING OPTIONS,      PRICE OF OUTSTANDING OPTIONS,    PLANS (EXCLUDING SECURITIES
                                WARRANTS AND RIGHTS          WARRANTS AND RIGHTS             REFLECTED IN COLUMN (A))
----------------------      --------------------------   ----------------------------   ------------------------------

Plan Category                          (a)                          (b)                               (c)
----------------------      --------------------------   ----------------------------   ------------------------------
Equity compensation                  217,500                        1.30                         See Note (1)
plans approved by
securityholders
----------------------      --------------------------   ----------------------------   ------------------------------
Equity compensation                    N/A                          N/A                               N/A
plans not approved by
securityholders
----------------------      --------------------------   ----------------------------   ------------------------------
Total                                217,500                        1.30                         See Note (1)
----------------------      --------------------------   ----------------------------   ------------------------------

NOTE:

(1) The Company has in place a "rolling" stock option plan (the "Plan") whereby the maximum number of common shares that may be reserved for issuance pursuant to the Plan will not exceed 10% of the issued shares of the Company at the time of the stock option grant. As of the date hereof, common shares may be reserved for issuance pursuant to the Plan.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS OF THE COMPANY

No executive officers, directors, employees or former executive officers and directors of the Company are indebted to the Company. None of the directors, executive officers or proposed nominees of the Company nor any associate or affiliate of these individuals, is or has been indebted to the Company since June 1, 2004.

EMPLOYMENT AGREEMENTS

The Company has a month to month arrangement with Mr. Des O'Kell, whereby the Company is paying Eland Jennings, a private company 50% owned by Mr. O'Kell, $3,500 per month for his services since his appointment on June 28, 2005, as the Company's President, CEO and acting CFO. Prior to Mr. O'Kell's appointment, the Company paid Eland Jennings $3,000 per month for investor relations services provided to the Company.

The Company has a management contract with Chase, a company owned by Mr. DeMare, whereby the Company is paying Chase $3,000 per month, for accounting, administrative, professional and management services provided to the Company. In addition, the Company may engage Chase to perform extra services in which case Chase will charge the Company for its employees at competitive rates.

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

COMPOSITION OF THE AUDIT COMMITTEE

The following are the members of the Committee (1):

--------------------------------------------------------------------------------
                             INDEPENDENT (1)              FINANCIALLY LITERATE
--------------------------------------------------------------------------------
Nick DeMare                         N                              Y
William Lee                         Y                              Y
Andrew Carter                       Y                              Y
--------------------------------------------------------------------------------

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

EMPLOYEES

During the year ended May 31, 2005, the Company had no full-time employees (2004
- nil; 2003 - nil) and two part- time employees (2004 - two; 2003 - two) in the area of management and administration. Corporate accounting, management and administration are provided, in part, by Chase, a company owned by Mr. Nick DeMare. Chase provides its services to a number of public and private companies and currently employs six full-time employees, including Mr. Lim (excluding Mr. DeMare). Mr. DeMare provides his services as the President, CEO and CFO of the Company. The Company also retains consultants to handle specific projects on a case by case basis. In the event the Company needs to employ personnel, it will need to recruit qualified personnel to staff its operations. The Company believes that such personnel currently are available at reasonable salaries and wages in the geographic areas in which the Company and its subsidiaries operate. There can be no assurance, however, that such personnel will be available in the future. Exploration activities are conducted by consultants, laborers and technicians hired for the duration of the exploration program.

SHARE OWNERSHIP

The following table sets forth certain information regarding ownership of the Company's shares by the Company's officers and directors as of October 31, 2005.


                                                             SHARES AND RIGHTS BENEFICIALLY
TITLE OF CLASS        NAME AND ADDRESS OF OWNER                  OWNED OR CONTROLLED (1)     PERCENT OF CLASS (1)
--------------        ---------------------------------      ------------------------------  --------------------

Common Stock          Des O'Kell                                      14,000(2)                     0.62%
                      St. Albert, Alberta, Canada

Common Stock          Nick DeMare                                    161,634(3)                     7.10%
                      Burnaby, British Columbia, Canada

Common Stock          William Lee                                     30,650(4)                     1.36%
                      Delta, British Columbia, Canada

Common Stock          Andrew Carter                                   32,000(5)                     1.42%
                      North Vancouver,
                      British Columbia, Canada

Common Stock          Harvey Lim                                      22,000(6)                     0.98%
                      Burnaby, British Columbia, Canada

NOTES:
(1) Where persons listed on this table have the right to obtain additional shares of common stock through the exercise of outstanding options or warrants within 60 days from October 31, 2005, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person. Based on 2,230,735 shares of common stock outstanding as of October 31, 2005.
(2)  Options to acquire 14,000 common shares.

(3) Includes 92,540 common shares held by DNG Capital Corp. ("DNG"), a private corporation wholly-owned by Mr. DeMare, and 5,630 common shares held by 888 Capital Corp., a private corporation 50% owned by Mr. DeMare. Also includes options to acquire 20,500 common shares held by Mr. DeMare directly and warrants to acquire 22,500 common shares held by DNG.
(4) Includes 12,650 common shares held, options to acquire 15,500 common shares and warrants to acquire 2,500 common shares.
(5) Includes 12,500 common shares held, options to acquire 17,000 common shares and warrants to acquire 2,500 common shares.
(6) Includes 5,500 common shares held and options to acquire 16,500 common shares.

All of the Company's shareholders have the same voting rights.

STOCK OPTION PLAN

The Company has a rolling stock option plan (the "Plan"), which makes a total of 10% of the issued and outstanding shares of the Company available for issuance thereunder. The Plan is approved annually by the shareholders. In accordance with the policies of the TSXV, a rolling plan, which is the type of plan the Company has adopted, requires the approval of the shareholders of the Company on an annual basis.

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

As of October 31, 2005, an aggregate of 143,000 incentive stock options to purchase shares of the Company's common stock remain outstanding to the following persons:

                     NATURE             NO. OF     EXERCISE
OPTIONEE             OF OPTION         OPTIONS    PRICE/SHARE       EXPIRY DATE
                                                       $

David Henstridge     Consultant          5,000        2.50          Feb. 18/07
Des O'Kell           Consultant          4,000        2.50          Feb. 18/07
Betty Moody          Consultant          2,500        2.50          Feb. 18/07
Arabella Smith       Consultant          2,500        2.50          Feb. 18/07
Rosanna Wong         Consultant          2,500        2.50          Feb. 18/07
Linda Liu            Consultant          2,500        2.50          Feb. 18/07
Nick DeMare          Director           13,000        1.00          Sept. 03/07
Andrew Carter        Director           10,000        1.00          Sept. 03/07
William Lee          Director            8,000        1.00          Sept. 03/07
Harvey Lim           Officer             9,000        1.00          Sept. 03/07
James Stewart        Consultant          7,500        1.00          Sept. 03/07
David Henstridge     Consultant          7,500        1.00          Sept. 03/07
Betty Moody          Consultant          2,500        1.00          Sept. 03/07
Arabella Smith       Consultant          2,500        1.00          Sept. 03/07
Rosanna Wong         Consultant          2,500        1.00          Sept. 03/07
Linda Liu            Consultant          2,500        1.00          Sept. 03/07
Des O'Kell           Consultant          2,500        1.00          Sept. 03/07
David Henstridge     Consultant          6,000        1.00          Jan. 12/07
Javier Azpeita       Consultant          1,000        1.00          Jan. 12/07
Betty Moody          Consultant          3,000        1.00          Jan. 12/07
Arabella Smith       Consultant          3,000        1.00          Jan. 12/07
Rosanna Wong         Consultant          3,000        1.00          Jan. 12/07
Linda Liu            Consultant          3,000        1.00          Jan. 12/07
Nick DeMare          Director            7,500        1.20          Feb. 08/08
Harvey Lim           Officer             7,500        1.20          Feb. 08/08
Andrew Carter        Director            7,500        1.20          Feb. 08/08
William Lee          Director            7,500        1.20          Feb. 08/08
Des O'Kell           Consultant          7,500        1.20          Feb. 08/08
                                      --------
TOTAL:                                 143,000
                                      ========

As of October 31, 2005, the directors and officers of the Company, as a group (5 persons), held options to purchase 83,500 shares of the Company's common stock.

WARRANTS

The Company issues warrants as part of its private placements of units. No portion of the purchase price of the units have been allocated to the warrants.

As of October 31, 2005, there were non-transferable common share purchase warrants exercisable for the purchase of 688,500 common shares, which expire at various times until 2007 and may be exercised at various prices ranging from $1.40 per share to $3.10 per share, as follows:

  COMMON SHARES ISSUABLE                Exercise
 ON EXERCISE OF WARRANTS              PRICE/SHARE              EXPIRY
                                           $
        364,000                           1.40                 November 25, 2005
        142,500                           3.10                 March 4, 2006
        182,000                           1.50                 February 7, 2007
       --------
        688,500
       ========

As of October 31, 2005, the directors and officers of the Company, as a group (5 persons), held warrants to purchase 30,000 common shares of the Company.

There are no assurances that the option or warrants described above will be exercised in whole or in part.


ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.
--------------------------------------------------------------------------------

PRINCIPAL HOLDERS OF VOTING SECURITIES

To the best of the Company's knowledge, it is not directly or indirectly owned or controlled by another Company or by any foreign government. The following table sets forth certain information regarding ownership of the Company's shares by all persons who own five percent (5%) or more of the Company's outstanding shares, as of October 31, 2005.


                                                                 SHARES AND RIGHTS BENEFICIALLY
TITLE OF CLASS          NAME AND ADDRESS OF OWNER                   OWNED OR CONTROLLED (1)       PERCENT OF CLASS (1)
--------------          ---------------------------------        -------------------------------  ---------------------

Common Stock            Nick DeMare                                         161,634(2)                    7.10%
                        Burnaby, British Columbia, Canada

(1) Where persons listed on this table have the right to obtain additional shares of common stock through the exercise of outstanding options or warrants within 60 days from October 31, 2005, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person. Based on 2,230,735 shares of common stock outstanding as of October 31, 2005.
(2) Includes 92,540 common shares held by DNG Capital Corp. ("DNG"), a private corporation wholly-owned by Mr. DeMare, and 5,630 common shares held by 888 Capital Corp., a private corporation 50% owned by Mr. DeMare. Also includes options to acquire 20,500 common shares held by Mr. DeMare directly and warrants to acquire 22,500 common shares held by DNG.

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

UNITED STATES SHAREHOLDERS

As of October 31, 2005, there were approximately 2 registered holders of the Company's common shares in the United States, with combined holdings of 292,124 shares, representing 13.10% of the issued shares of the Company. The Company does not know how many beneficial shareholders it has in the United States, but management believes there are less than 300 such shareholders.

CONTROL BY FOREIGN GOVERNMENT OR OTHER PERSONS

To the best of the Company's knowledge, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person jointly or severally.

RELATED PARTY TRANSACTIONS

Other than as disclosed below, for the period from June 1, 2004 through October 31, 2005, the Company has not entered into any transactions or loans between the Company and any (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individuals' family;
(d) key management personnel and close members of such individuals' families; or
(e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

1. During the year ended May 31, 2005, the Company had retained Eland Jennings, a company 50% owned by Mr. Des O'Kell, to provide investor relations services. In consideration therefor, Eland Jennings was paid a monthly fee of $3,000. On June 28, 2005, Mr. O'Kell was appointed a director, President, CEO and acting CFO of the Company and the monthly fee was increased to $3,500. Management believes that the arrangement with Eland Jennings is fair to the Company. During the year ended May 31, 2005 and the period from June 1, 2005 to October 31, 2005, the Company paid Eland Jennings $36,000 and $17,000, respectively.

2. The Company has retained Chase, a company wholly-owned by Mr. Nick DeMare, a director of the Company, to provide office premises, administrative, accounting and management services. In consideration therefor, Chase is paid a monthly fee of $3,000. Chase is also reimbursed for out-of-pocket disbursements incurred on behalf of the Company. In addition, Chase also provides the Company additional services which are billed at rates which Chase charges to unrelated third parties. Management believes the arrangement with Chase is fair to the Company and similar to terms which could be obtained from unrelated third parties. During the year ended May 31, 2005 and the period from June 1, 2005 to October 31, 2005, the Company paid Chase $50,288 and $21,490, respectively.

3. From July 4, 2003 to June 28, 2005, the Company paid Chase a monthly fee for the services of Mr. Nick DeMare in his capacity as President, Chief Executive Officer and Chief Financial Officer of the Company. See "Item 6. Directors, Senior Management and Employees - Compensation." Management believes the arrangement with Chase for Mr. DeMare's services was fair to the Company. During the year ended May 31, 2005 and the period from June 1, 2005 to October 31, 2005, the Company paid Chase $28,500 and $25,000 respectively.

4. The Company has completed previous private placements of securities, the subscribers of which include directors and officers of the Company and their immediate family members. The securities issued pursuant to such private placements were issued in accordance with the pricing policies of the TSXV. During the year ended May 31, 2005, the Company conducted the following private placements of common stock:

                                              PARTICIPATION   PURCHASE  MARKET
         PLACEE                                BY INSIDERS     PRICE    PRICE(1)
                                                                 $        $
         YEAR ENDED MAY 31, 2005
         -----------------------
         355,000 units
         (one common share and one warrant)                     1.00       1.30

           -  Andrew Carter                        5,000
           -  William Lee                          5,000
           -  Judy Eng (spouse of Harvey Lim)      5,000
           -  Nick DeMare                         50,000
                                                 -------
                                                  65,000
                                                 =======

         (1) Quoted closing price on date of price reservation of private placement with the TSXV.

See also "Item 6.  Directors, Senior Management and Employees - Compensation."

INDEBTEDNESS OF DIRECTORS, OFFICERS, PROMOTERS AND OTHER MANAGEMENT

No executive officers, directors, employees, former executive officers and directors or significant shareholders of the Company or affiliates of any of the foregoing, are indebted to the Company. None of the directors, executive officers, employees, significant shareholders of the Company nor any associate or affiliate of these individuals, is or has been indebted to the Company since June 1, 2004.

CONFLICTS OF INTEREST

The table below shows that certain directors of the Company are also directors, officers or shareholders of other companies which are engaged in the business of acquiring, developing and exploiting natural resource properties. The directors and officers of the Company will not be devoting all their time to the affairs of the Company, but will be devoting such time as required to effectively manage the Company. Some of the directors and officers of the Company are engaged and will continue to be engaged in the search for property or assets or business prospects on their own behalf or on behalf of others. Such associations may give rise to conflicts of interest from time to time.

Certain of the directors, officers and shareholders of the Company are also directors, officers and shareholders of other companies and conflicts of interest may arise between their duties as directors of the Company and as directors of other companies. All such possible conflicts are required to be disclosed in accordance with the requirements of the BCBCA, and the directors concerned are required to govern themselves in accordance with the obligations imposed on them by law.

The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter. The Company does not currently have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's proposed business operations. The officers and directors are, so long as they are officers or directors of the Company, subject to the restriction that all opportunities contemplated by the Company's plan of operation which come to their attention, either in the performance of their duties or in any other manner, will be considered opportunities of, and be made available to the Company and the companies that they are affiliated with on an equal basis. If the Company or the companies in which the officers and directors are affiliated with both desire to take advantage of the opportunities, the said officers and directors would abstain from negotiating and voting upon the opportunity. However, all directors may still individually take advantage of opportunities if the Company declines to do so. Except as set forth above, the Company has not adopted any conflict of interest policy with respect to such transactions. In determining whether or not the Company will participate in any project or opportunity, the director will primarily consider the degree of risk which the Company may be exposed and its financial position at the time. No members of management have entered into non-competition agreements with the Company.

The following table identifies the name of each director of the Company and any company, which is a reporting issuer in Canada or the United States, and for which such director currently serves as an officer or director, other than the
Company:

--------------------------------------------------------------------------------
                                                                  COMMENCED
DIRECTOR        REPORTING ISSUER                     CAPACITY     SERVICE
--------------------------------------------------------------------------------

Nick DeMare     Aguila American Resources Ltd.       Director     January 2003
                Andean American Mining Corp.         Director     August 2002
                Astral Mining Corporation            Director     February 2004
                Centrasia Mining Corp.               Director     October 2002
                GGL Diamond Corp.                    Director     May 1989
                Golden Peaks Resources Ltd.          Director     January 1992
                Goldmarca Limited                    Director     September 2000
                Gold Point Energy Ltd.               Director     August 2003
                Halo Resources Ltd.                  Director     January 1996
                                                     Chairman     January 2005
                Kookaburra Resources Ltd.            Director     June 1988
                Lara Exploration Ltd.                Director     March 2004
                Lariat Energy Ltd.                   Director     April 2003
                Mawson Resources Limited             Director     March 2004
                Mirasol Resources Limited            Director     February 2005
                Medina International Corp.           Director,
                                                     Secretary &
                                                     Treasurer    May 2002
                Tinka Resources Limited              Director     October 2002
                Tumi Resources Limited               Director     January 2000
--------------------------------------------------------------------------------

William Lee     Gold Point Energy Ltd.               Director     January 2001
                Halo Resources Ltd.                  Director     February 2004
                Tinka Resources Limited              Director     October 2002
--------------------------------------------------------------------------------

Andrew Carter   Astral Mining Corporation            Director     February 2004
                Gold Point Energy Ltd.               Director     October 2003
                Halo Resources Ltd.                  Director     February 2004
                Tinka Resources Ltd.                 Director,
                                                     President &
                                                     CEO          February 2003
--------------------------------------------------------------------------------

Mr. Des O'Kell is not an officer or director of any other reporting issuer in Canada or the United States.

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


ITEM 8.  FINANCIAL INFORMATION.
--------------------------------------------------------------------------------

DESCRIPTION                                                             PAGE
-----------                                                             ----
Audited Consolidated Financial Statements for the Years Ended
May 31, 2005, 2004 and 2003                                          F-1 to F-23

SIGNIFICANT CHANGES

There have not been any significant changes since May 31, 2005.

DIVIDEND POLICY

The Company has not paid any dividends on its common shares and does not intend to pay dividends on its common shares in the immediate future. Any decision to pay dividends on its common shares in the future will be made by the board of directors on the Company on the basis of earnings, financial requirements and other such conditions that may exist at that time.

LEGAL PROCEEDINGS

The Company knows of no legal or arbitration proceedings which may have or have had in the recent past, significant effects on the Company's financial position or profitability. The Company is not aware of any governmental proceedings pending or known to be contemplated.


ITEM 9.  THE OFFER AND LISTING.
--------------------------------------------------------------------------------

PRICE HISTORY

The TSXV classifies listed companies into two different tiers based on standards, which include historical financial performance, stage of development, and financial resources of the listed company. Tier 1 is the TSXV's premier tier and is reserved for the TSXV's most advanced issuers with the most significant financial resources. Tier 1 issuers benefit from decreased filing requirements and improved service standards. The majority of the companies listed on the TSXV are Tier 2 companies. The Company trades on the TSXV under the symbol "RTC" and is classified as a Tier 2 company.

There have been no trading suspensions imposed by the TSXV or any other regulatory authorities in the past three years.

The following table sets forth the market price ranges and the aggregate volume of trading of the common shares of the Company on the TSXV, and predecessor exchanges, for the periods indicated:

                           TSXV STOCK TRADING ACTIVITY

                                                        -----------------------
                                                              SALES PRICE
                                                        -----------------------
YEAR ENDED                          VOLUME                 HIGH          LOW
------------------                  -------             ----------   ----------

May 31, 2005                        687,160                  $1.90        $0.30
May 31, 2004                        541,315                  $3.70        $0.50
May 31, 2003                        159,679                 $42.00        $0.90
May 31, 2002                        246,761                $171.00       $14.00
May 31, 2001                        572,311                $425.00      $100.00

                                                        -----------------------
                                                              SALES PRICE
                                                        -----------------------
QUARTER ENDED                       VOLUME                 HIGH          LOW
------------------                  -------             ----------   ----------

August 31, 2005                     219,100                  $1.00        $0.30
May 31, 2005                        108,920                  $1.50        $0.70
February 28, 2005                   191,420                  $1.90        $1.10
November 30, 2004                   182,470                  $1.50        $0.90
August 31, 2004                     204,350                  $1.60        $0.70
May 31, 2004                        252,310                  $3.60        $1.00
February 28, 2004                   155,360                  $3.70        $2.60
November 30, 2003                   110,300                  $3.00        $0.50
August 31, 2003                      23,346                  $1.40        $0.50

                                                        -----------------------
                                                              SALES PRICE
                                                        -----------------------
MONTH ENDED                         VOLUME                 HIGH          LOW
------------------                  -------             ----------   ----------

October 31, 2005                     28,800                  $0.67        $0.54
September 30, 2005                   37,200                  $0.80        $0.43
August 31, 2005                      50,710                  $0.50        $0.30
July 31, 2005                        71,400                  $0.60        $0.30
June 30, 2005                        96,990                  $1.00        $0.50
May 31, 2005                         11,580                  $1.10        $0.80

On February 7, 2001, the Company's common shares were approved for quotation on the OTCBB operated by the National Association of Securities Dealers. The Company currently trades on the OTCBB under the symbol "RCTFF.OB". The following tables set forth the market price ranges and the aggregate volume of trading of the common shares of the Company on the OTCBB system for the periods indicated:

                             OTCBB TRADING ACTIVITY

                                                        -----------------------
                                                           SALES PRICE (US $)
                                                        -----------------------
YEAR ENDED                          VOLUME                 HIGH          LOW
------------------                  -------             ----------   ----------

May 31, 2005                         66,747                  $1.68        $0.41
May 31, 2004                         48,914                  $4.80        $0.00
May 31, 2003                         29,100                 $29.00        $1.10
May 31, 2002                         84,202                $109.00       $10.00
May 31, 2001(1)                      24,884                $109.00       $32.00

(1) Period from February 7, 2001 through February 28, 2001

                                                        -----------------------
                                                           SALES PRICE (US $)
                                                        -----------------------
QUARTER ENDED                       VOLUME                 HIGH          LOW
------------------                  -------             ----------   ----------

August 31, 2005                       9,476                  $0.62        $0.21
May 31, 2005                          9,654                  $1.30        $0.41
February 28, 2005                    26,529                  $1.64        $0.75
November 30, 2004                     9,573                  $1.28        $0.66
August 31, 2004                      20,991                  $1.50        $0.70
May 31, 2004                         28,030                  $4.80        $0.70
February 28, 2004                    10,604                  $2.90        $0.00
November 30, 2003                    10,010                  $2.10        $1.30
August 31, 2003                         270                  $0.60        $0.50

                                                        -----------------------
                                                           SALES PRICE (US $)
                                                        -----------------------
MONTH ENDED                         VOLUME                 HIGH          LOW
------------------                  -------             ----------   ----------

October 31, 2005                      8,569                  $0.57        $0.45
September 30, 2005                    1,750                  $0.40        $0.40
August 31, 2005                       2,171                  $0.32        $0.21
July 31, 2005                         1,142                  $0.40        $0.30
June 30, 2005                         6,163                  $0.62        $0.34
May 31, 2005                            581                  $0.53        $0.41

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

On November 23, 2004, the Company was continued to British Columbia, Canada by the registration of a Continuation Application with the BC Registrar of Companies. The Company's registration number is C0709247. There are no restrictions in the Company's Articles on the business which can be carried on by the Company.

The following is a summary ofcertain provisions of the Company's Continuation Application and Articles and certain provisions of the BCBCA, applicable to the
Company:

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

Of the Company's unlimited share capital, a total of 2,230,735 common shares were issued and outstanding as of October 31, 2005.

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

An extraordinary general meeting of shareholders may be called at any time for the transaction of any business the general nature of which is specified in the notice calling the meeting.

The BCBCA contemplates three ways for a general meeting of shareholders to be called: (a) by the directors; (b) by requisition by the shareholders; or (c) by court order.

         (a) By the Directors. The Company must give shareholders not less than 21 days notice of any general meeting of the shareholders and not more than two months before the date of the meeting. The directors may fix in advance a date, which is no fewer than 35 days or no more than 60 days prior to the date of the meeting, whereby all the holders of common shares as at that date are entitled to attend and vote at a general meeting.

         (b) Requisition by Shareholders. The requisition must be made by shareholders holding not less than 1/20 of the issued shares carrying the right to vote at a general meeting at the time the Company receives the requisition. If a general meeting is properly requisitioned, the directors must call a general meeting to transact the business specified in the requisition, to be held within four months after the date of the requisition is received by the Company. The notice of the meeting must be sent at least 21 days and not more than four months before the date of the meeting.

         (c) By Court Order. The court may on its own motion, or on the application of the Company, a director or a shareholder entitled to vote at the meeting, order that a meeting of shareholders be called, held and conducted in the manner the court considers appropriate, any may give instructions to that effect. The court may make this order of it is impracticable for the Company to call or conduct the meeting in the required manner, if the Company fails to do so, or for any other reason that the court considers appropriate.

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

DIFFERENCES FROM REQUIREMENTS IN THE UNITED STATES

Except for the Company's quorum requirements, certain requirements related to related party transactions, the requirement for notice of shareholder meetings and the approval of amendments to the Company's articles, which are discussed above, there are no significant differences in the law applicable to the Company, in the areas outlined above, in British Columbia versus the United States. In most states in the United States, a quorum must consist of a majority of the shares entitled to vote. Some states allow for a reduction of the quorum requirements to less than a majority of the shares entitled to vote. Having a lower quorum threshold may allow a minority of the shareholders to make decisions about the Company, its management and operations. In addition, most states in the United States require that a notice of meeting be mailed to shareholders prior to the meeting date. Additionally, in the United States, a director may not be able to vote on the approval of any transaction in which the director has a interest. Generally, most states in the United States require amendments to a company's articles of incorporation and certain significant transactions, such as mergers and the sale or transfer of all or substantially all of a company's assets, to be approved by at least a majority of the votes cast by the holders of the issued and outstanding shares. Some states, or some older corporations, may require approval of amendments and certain significant transactions by 2/3 of the votes cast by the holders of the issued and outstanding shares. In addition, in the United States voting by separate voting groups may be required on the approval of any such amendments and/or certain significant corporate transactions.

MATERIAL CONTRACTS

The following are material contracts entered into by the Company during the two years preceding the date of this annual report:

1. Heads of Agreement by and among Hilton Petroleum Ltd. and Minera San Jorge S.A. de C.V. dated October 1, 2003. See "Item 4. Information on the Company - Principal Properties - El Nayar Project, Mexico."

EXCHANGE CONTROLS

There are no governmental laws, decrees, or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends, or other payments to non-resident holders of the Company's common stock. Any remittances of dividends to United States residents are, however, subject to a 15% withholding tax (5% if the shareholder is a corporation owning at least 10% of the outstanding common stock of the Company) pursuant to Article X of the reciprocal tax treaty between Canada and the United States. See "Item 10. Additional Information - Taxation".

Except as provided in the Investment Canada Act (the "Act"), there are no limitations specific to the rights of non- Canadians to hold or vote the common stock of the Company under the laws of Canada or the Province of British Columbia or in the charter documents of the Company.

Management of the Company considers that the following general summary is materially complete and fairly describes those provisions of the Act pertinent to an investment by an American investor in the Company.

The Act requires a non-Canadian making an investment which would result in the acquisition of control of a Canadian business, the gross value of the assets of which exceed certain threshold levels or the business activity of which is related to Canada's cultural heritage or national identity, to either notify, or file an application for review with, Investment Canada, the federal agency created by the Investment Canada Act.

The notification procedure involves a brief statement of information about the investment in a prescribed form which is required to be filed with Investment Canada by the investor at any time up to 30 days following implementation of the investment. It is intended that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada's cultural heritage and national identity.

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

The following investments by non-Canadians are subject to notification under the
Act:

(a)      an investment to establish a new Canadian business; and

(b) an investment to acquire control of a Canadian business that is not reviewable pursuant to the Act.

An investment is reviewable under the Act if there is an acquisition by a non-Canadian of a Canadian business and the asset value of the Canadian business being acquired equals or exceeds the following thresholds:

(a) for non-WTO Investors, the threshold is $5,000,000 for a direct acquisition and over $50,000,000 for an indirect acquisition. The $5,000,000 threshold will apply however for an indirect acquisition if the asset value of the Canadian business being acquired exceeds 50% of the asset value of the global transaction;

(b) except as specified in paragraph (c) below, a threshold is calculated for reviewable direct acquisitions by or from WTO Investors. The threshold for 2005 is $250,000,000. Pursuant to Canada's international commitments, indirect acquisitions by or from WTO Investors are not reviewable; and
(c) the limits set out in paragraph (a) apply to all investors for acquisitions of a Canadian business that:

         (i) engages in the production of uranium and owns an interest in a producing uranium property in Canada;
         (ii)     provides any financial services;
         (iii)    provides any transportation service; or
         (iv)     is a cultural business.

Notwithstanding the above limits, any investment which is usually only notifiable, including the establishment of a new Canadian business engaged in the activity of publication, distribution or sale of books, magazines, periodicals, newspapers, film or video recordings, audio or video music recordings, or music in print or machine readable form may be reviewed if an Order-in-Council directing a review is made and a notice is sent to the investor within 21 days following the receipt of a certified complete notification.

WTO Investor as defined in the Act means:

(a) an individual, other than a Canadian, who is a national of a WTO Member or who has the right of permanent residence in relation to that WTO Member;
(b) a government of a WTO Member, whether federal, state or local, or an agency thereof;
(c) an entity that is not a Canadian-controlled entity, and that is a WTO investor-controlled entity, as determined in accordance with the Act;
(d)      a corporation or limited partnership:

         (i) that is not a Canadian-controlled entity, as determined pursuant to the Act;
         (ii)     that is not a WTO investor within the meaning of the Act;
         (iii) of which less than a majority of its voting interests are owned by WTO investors;
         (iv) that is not controlled in fact through the ownership of its voting interests; and
         (v) of which two thirds of the members of its board of directors, or of which two thirds of its general partners, as the case may be, are any combination of Canadians and WTO investors;

(e)      a trust:

         (i) that is not a Canadian-controlled entity, as determined pursuant to the Act;
         (ii)     that is not a WTO investor within the meaning of the Act;
         (iii) that is not controlled in fact through the ownership of its voting interests, and
         (iv) of which two thirds of its trustees are any combination of Canadians and WTO investors, or

(f) any other form of business organization specified by the regulations that is controlled by a WTO investor.

WTO Member as defined in the Act means a member of the World Trade Organization.

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

TAXATION

MATERIAL CANADIAN FEDERAL INCOME TAX CONSEQUENCES

Management of the Company considers that the following discussion describes the material Canadian federal income tax consequences applicable to a holder of Common Stock of the Company who is a resident of the United States and who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his shares of Common Stock of the Company in connection with carrying on a business in Canada (a "non-resident shareholder").

This summary is based upon the current provisions of the Income Tax Act (Canada) (the "ITA"), the regulations thereunder (the "Regulations"), the current publicly announced administrative and assessing policies of Canada Revenue Agency and all specific proposals (the "Tax Proposals") to amend the ITA and Regulations announced by the Minister of Finance (Canada) prior to the date hereof. This description is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action.

DIVIDENDS

Dividends paid on the common stock of the Company to a non-resident will be subject to withholding tax. The Canada- U.S. Income Tax Convention (1980) provides that the normal 25% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as the Company) to residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation which is a resident of the United States which owns at least 10% of the voting shares of the corporation paying the dividend. In the event of the Company declaring and paying dividends it would withhold any applicable taxes.

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

In the case of a non-resident holder to whom shares of the Company represent taxable Canadian property and who is resident in the United States, no Canadian taxes will be payable on a capital gain realized on such shares by reason of the Canada-U.S. Income Tax Convention (1980) (the "Treaty") unless:

         (a) the value of such shares is derived principally from real property situated in Canada; or

         (b)      the non-resident holder is an individual who:

                  (i) was a resident of Canada for 120 months during any period of 20 consecutive years preceding the disposition of the shares; and
                  (ii) was a resident of Canada at any time during the 10 years immediately preceding the disposition of the property and the shares (or shares for which such shares were substituted in a disposition the gain on which was not recognized for purposes of taxation in Canada) were owned by the individual at the time he ceased to be a resident of Canada.

In such cases, certain transitional relief under the Treaty may be available.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general discussion of certain possible U.S. federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of the Company. This discussion is of a general nature only and does not take into account the particular facts and circumstances, with respect to U.S. federal income tax issues, of any particular U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any U.S. Holder or prospective U.S. Holder of common shares of the Company, and no opinion or representation with respect to the U.S. federal income tax consequences to any such U.S. Holder or prospective U.S. Holder is made. Accordingly, U.S. Holders and prospective U.S. Holders of common shares of the Company should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. HOLDERS

As used herein, a "U.S. Holder" means a holder of common shares of the Company who is (i) a citizen or individual resident of the U.S., (ii) a corporation created or organized in or under the laws of the U.S. or of any political subdivision thereof, (iii) an estate whose income is taxable in the U.S. irrespective of source or (iv) a trust subject to the primary supervision of a court within the U.S. and control of a U.S. fiduciary as described in Section 7701(a)(30) of the Code. If a partnership or other "pass-through" entity treated as a partnership for U.S. federal income tax purposes holds common shares of the Company, the U.S. federal income tax treatment of the partners or owners of such partnership or other pass-through entity generally will depend on the status of such partners or owners and the activities of such partnership or pass-through entity.

PERSONS NOT COVERED

This summary does not address the U.S. federal income tax consequences to persons (including persons who are U.S. Holders) subject to special provisions of U.S. federal income tax law, including, but not limited to, (i) persons who are tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, or brokers, dealers or traders in securities, (ii) persons who have a "functional currency" other than the U.S. dollar, (iii) persons subject to the alternative minimum tax, (iv) persons who own their common shares of the Company as part of a straddle, hedging, conversion transaction, constructive sale or other arrangement involving more than one position, (v) persons who acquired their common shares of the Company through the exercise of employee stock options or otherwise as compensation for services, (vi) persons that own an interest in an entity that owns common shares of the Company (vii) persons who own, exercise or dispose of any options, warrants or other rights to acquire common shares of the Company, (viii) persons who are partners or owners of partnerships or other pass-through entities or (ix) persons who own their common shares of the Company other than as a capital asset within the meaning of Section 1221 of the Code.

DISTRIBUTION ON COMMON SHARES OF THE COMPANY

U.S. Holders receiving distributions (including constructive indirect distributions) with respect to common shares of the Company are required to include in gross income for U.S. federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any

Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's U.S. federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's U.S. federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions from the Company exceed current or accumulated earnings and profits of the Company, such distributions will be treated first as a return of capital, to the extent of the U.S. Holder's adjusted basis in the common shares, and thereafter as gain from the sale or exchange of the common shares of the Company. (See more detailed discussion at "Disposition of Common Shares of the Company" below)

To the extent that the Company is a Passive Foreign Investment Company, as defined below, in the current or prior year as discussed below, the Company will not be a "qualified foreign corporation" as defined in Section 1(h)(11)(C) of the Code. Accordingly, distributions from the Company received by U.S. Holders, who are subject to tax under Section 1 of the Code and for which the Company is a PFIC, would not be eligible to be taxed at the preferred long-term capital gains tax rate.

In the case of foreign currency received as a distribution that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the common shares of the Company generally will not be eligible for the "dividends received deduction" allowed to corporate shareholders receiving dividends from certain U.S. corporations. Under certain circumstances, a U.S. Holder that is a corporation and that owns shares representing at least 10% of the total voting power and the total value of the Company's outstanding shares may be entitled to a 70% deduction of the "U.S. source" portion of dividends received from the Company (unless the Company qualifies as a "Foreign Personal Holding Company" or a "Passive Foreign Investment Company" as defined below). The availability of the dividends received deduction is subject to several complex limitations which are beyond the scope of this discussion, and U.S. Holders of common shares of the Company should consult their own financial advisor, legal counsel or accountant regarding the dividends received deduction.

Certain information reporting and backup withholding rules may apply with respect to certain payments related to the Company's common shares. In particular, a payor or middleman within the U.S., or in certain cases outside the U.S., will be required to withhold 28% of any payments to a U.S. Holder of the Company's common shares of dividends on, or proceeds from the sale of, such common shares within the U.S., if a U.S. Holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, the backup withholding tax requirements. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.

FOREIGN TAX CREDIT

A U.S. Holder who pays (or has withheld from distributions) Canadian or other foreign income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for U.S. federal income tax purposes with respect to such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces U.S. federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from distributions to) the U.S. Holder during that year.

There are significant and complex limitations that apply to the foreign tax credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's U.S. income tax liability that the U.S. Holder's "foreign source" income bears to his or its worldwide taxable income. In applying this limitation, the various items of income and deduction must be classified as either "foreign source" or "U.S. source." Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income," "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income. Dividends distributed by the Company will generally constitute "foreign source" income, and will be classified as "passive income" or, in the case of certain U.S. Holders, "financial services income" for these purposes.

In addition, U.S. Holders that are corporations and that own 10% or more of the voting stock of the Company may be entitled to an "indirect" foreign tax credit under Section 902 of the Code with respect to the payment of dividends by the Company under certain circumstances and subject to complex rules and limitations. The availability of the foreign tax credit and the application of the limitations with respect to the foreign tax credit are fact specific, and each U.S. Holder of common shares of the Company should consult their own financial advisor, legal counsel or accountant regarding the foreign tax credit rules.

DISPOSITION OF COMMON SHARES OF THE COMPANY

A U.S. Holder will recognize gain or loss upon the sale or other taxable disposition of common shares of the Company equal to the difference, if any, between (i) the amount of cash and the fair market value of any property received, and (ii) the shareholder's tax basis in the common shares of the Company. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which generally will be long-term capital gain or loss if the common shares of the Company are held for more than one year.

Preferential tax rates apply to long-term capital gains of U.S. Holders that are individuals, estates or trusts. If the common shares of the Company are held for more than five years, a lower long-term capital gains tax rate may apply. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation (other than a corporation subject to Subchapter S of the Code). Deductions for net capital losses are subject to significant limitations. For U.S. Holders that are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

OTHER CONSIDERATIONS FOR U.S. HOLDERS

In the following circumstances, the above sections of this discussion may not describe the U.S. federal income tax consequences to U.S. Holders resulting from the ownership and disposition of common shares of the Company:

CONTROLLED FOREIGN CORPORATION

If more than 50% of the total voting power or the total value of the Company's outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by the Code Section 7701(a)(30)), each of which own, directly or indirectly, 10% or more of the total voting power of the Company's outstanding shares (each a "10% Shareholder"), the Company could be treated as a "Controlled Foreign Corporation" ("CFC") under Section 957 of the Code.

The classification of the Company as a CFC would have many complex implications, including that 10% Shareholders of the Company would generally (i) be treated as having received a current distribution of the Company's "Subpart F income" and
(ii) would also be subject to current U.S. federal income tax on their pro rata shares of the Company's earnings invested in "U.S. property." The foreign tax credit may reduce the U.S. federal income tax on these amounts for such 10% Shareholders (See more detailed discussion at "Foreign Tax Credit" above). In addition, under Section 1248 of the Code, gain from the sale or other taxable disposition of common shares of the Company by a U.S. Holder that is or was a 10% Shareholder at any time during the five-year period ending with the date of sale is treated as ordinary income to the extent of earnings and profits of the Company attributable to the common shares sold or exchanged.

If the Company is classified as both a Passive Foreign Investment Company as described below and a CFC, the Company generally will not be treated as a Passive Foreign Investment Company with respect to 10% Shareholders. This rule generally will be effective for taxable years of 10% Shareholders beginning after 1997 and for taxable years of the Company ending with or within such taxable years of 10% Shareholders.

PASSIVE FOREIGN INVESTMENT COMPANY

Certain U.S. income tax legislation contains rules governing "Passive Foreign Investment Companies" ("PFIC") which can have significant tax effects on U.S. Holders of foreign corporations. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the U.S. and, for any taxable year, either (i) 75% or more of its gross income is "passive income" or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. "Passive income" includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. However, gains resulting from commodities transactions are generally excluded from the definition of passive income if "substantially all" of a merchant's, producer's or handler's business is as an active merchant, producer or handler of such commodities.

For purposes of the PFIC income test and the assets test, if a foreign corporation owns (directly or indirectly) at least 25% by value of the stock of another corporation, such foreign corporation shall be treated as if it (a) held a proportionate share of the assets of such other corporation, and (b) received directly its proportionate share of the income of such other corporation. Also, for purposes of such PFIC tests, passive income does not include any interest, dividends, rents or royalties that are received or accrued from a "related" person to the extent such amount is properly allocable to the income of such related person which is not passive income. For these purposes, a person is related with respect to a foreign corporation if such person "controls" the foreign corporation or is controlled by the foreign corporation or by the same persons that control the foreign corporation. For these purposes, "control" means ownership, directly or indirectly, of stock possessing more than 50% of the total voting power of all classes of stock entitled to vote or of the total value of stock of a corporation.

While the Company has not determined whether it is a PFIC, if the Company were to be a PFIC, a U.S. Holder who holds stock in the Company would be subject to U.S. federal income taxation under one of three alternative tax regimes. The following is a discussion of such three alternative tax regimes.

QEF ELECTION

A U.S. Holder who elects in a timely manner to treat the Company as a QEF (an "Electing U.S. Holder") will be subject, under Section 1293 of the Code, to current U.S. federal income tax for any taxable year in which the Company qualifies as a PFIC on his pro rata share of the Company's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the shareholder's taxable year in which (or with which) the Company's taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of the Company's common shares (or deemed to be realized on the pledge of his shares) as capital gain; (ii) treat his share of the Company's net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Company's annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is not a corporation, such an interest charge would generally be treated as "personal interest" that is not deductible.

SECTION 1291 RULES

If a U.S. Holder does not make a timely QEF election during a year in which it holds (or is deemed to have held) the common shares in question and the Company is a PFIC (a "Non-Electing U.S. Holder"), then special taxation rules under
Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of the Company's common shares and
(ii) certain "excess distributions" (generally, distributions received in the current taxable year that are in excess of 125% of the average distributions received during the three preceding years or, if shorter, the U.S. Holder's holding period) by the Company.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of the Company's common shares and all excess distributions on the Company's common shares over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Company during such U.S. Holder's holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-Electing U.S. Holder that is not a corporation must generally treat this interest charge as "personal interest" which, as discussed above, is wholly nondeductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If the Company is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Company common shares, then the Company will continue to be treated as a PFIC with respect to such Company common shares, even if it is no longer definitionally a PFIC. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such Company common shares had been sold on the last day of the last taxable year for which it was a PFIC.

MARK-TO-MARKET ELECTION

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold, actually or constructively, marketable stock (as specifically defined in the Treasury Regulations) of a foreign corporation that qualifies as a PFIC may annually elect to mark such stock to the market (a "mark-to-market election"). If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above. A U.S. Holder who makes the mark-to-market election will include in income for the taxable year for which the election was made an amount equal to the excess, if any, of the fair market value of the common shares of the Company as of the close of such tax year over such U.S. Holder's adjusted basis in such common shares. In addition, the U.S. Holder may be allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder's adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the common shares in the Company included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior tax year but for the Section 1291 interest on tax deferral rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder's adjusted tax basis in the common shares of the Company will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless the Company's common shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election. U.S. Holders should consult their tax advisor regarding the manner of making such an election.

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


ITEM 15.  CONTROLS AND PROCEDURES
--------------------------------------------------------------------------------

An evaluation was performed under the supervision and with the participation of the Company's management, including Mr. O'Kell, the Company's President, Chief Executive Officer and acting Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rules 13a-15(b) and 15d- 15(b) of the Securities Exchange Act of 1934 (the "Exchange Act") as of May 31, 2005. Based upon that evaluation, Mr. O'Kell, concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission's rules and forms.

During the fiscal year ended May 31, 2005, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.


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


ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES.
--------------------------------------------------------------------------------

AUDIT FEES

For the fiscal years ended May 31, 2005 and 2004, the Company's principal accountant billed $17,793 and $15,848, respectively, for the audit of the Company's annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

AUDIT-RELATED FEES

For the fiscal years ended May 31, 2005 and 2004, the Company's principal accountant billed $nil and $nil, respectively, for assurance and related services that were reasonably related to the performance of the audit or review of the Company's financial statements outside of those fees disclosed above under "Audit Fees".

TAX FEES

For the fiscal years ended May 31, 2005 and 2004, the Company's principal accountant billed $nil and $nil, respectively, for tax compliance, tax advice, and tax planning services.

ALL OTHER FEES

For the fiscal years ended May 31, 2005 and 2004, the Company's principal accountant billed $nil and $nil, respectively, for products and services other than those set forth above.

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

To the best of the Company's knowledge, no more than fifty percent of the hours expended on the auditors' engagement to audit the Company's financial statements for the fiscal year ended May 31, 2005 were attributed to work performed by persons other than the auditor's full-time, permanent employees.


ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.
--------------------------------------------------------------------------------

Not applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS.
--------------------------------------------------------------------------------

During the fiscal year ended May 31, 2005, there were no purchases made by or on behalf of the Company or an "affiliated purchaser" (as defined in Rule 10b-18(a)(3) adopted under the Securities Exchange Act of 1934), including any officer or director of the Company, of shares or other units of the Company's common shares.



                                    PART III


ITEM 17.  FINANCIAL STATEMENTS.
--------------------------------------------------------------------------------

See pages F-1 through F-23.


ITEM 18.  FINANCIAL STATEMENTS.
--------------------------------------------------------------------------------

Not applicable.


ITEM 19.  EXHIBITS.
--------------------------------------------------------------------------------

       EXHIBIT
       NUMBER     DESCRIPTION
       ------     --------------------------------------------------------------
         1.1      Certificate of Continuation  and Notice of Articles for Hilton
                  Resources Ltd. (2)

         1.2      Articles for Hilton Resources Ltd. (2)

         1.3      Notice of Alteration (Name Change) - Form 11

         4.1 Heads of Agreement by and among Hilton Petroleum Ltd. and Minera San Jorge S.A. de C.V. dated October 1, 2003. (1)

         4.20     Stock Option Plan 2004 (1)

         4.21     Stock Option Plan 2005 (2)

         8.1      List of Subsidiaries

         12.1     Certification of Des O'Kell Pursuant to Rule 13a-14(a)

         13.1     Certification of Des O'Kell Pursuant to 18 U.S.C. Section 1350

(1) Previously filed as an exhibit to the Company's annual Report on Form 20-F, filed with the Commission on December 19, 2003. File number 000-30390.

(2) Previously filed as an exhibit to the Company's annual Report on Form 20-F, filed with the Commission on December 2, 2004. File number 000-30390.

                                   SIGNATURES


The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                HILTON RESOURCES LTD.



Dated:   NOVEMBER 16, 2005      /s/  DES O'KELL
                                ------------------------------------------------
                                Des O'Kell,
                                President, Chief Executive Officer, acting Chief
                                Financial Officer and Director

--------------------------------------------------------------------------------


                            ROCHESTER RESOURCES LTD.
                        (FORMERLY HILTON RESOURCES LTD.)
                         (AN EXPLORATION STAGE COMPANY)

                        CONSOLIDATED FINANCIAL STATEMENTS
                               FOR THE YEARS ENDED
                          MAY 31, 2005, 2004, AND 2003

            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


--------------------------------------------------------------------------------

                                                                        D & H
                                                                        group
                                                                      Chartered
AUDITORS' REPORT                                                     Accountants





To the Shareholders of
Rochester Resources Ltd. (formerly Hilton Resources Ltd.)


We have audited the consolidated balance sheets of Rochester Resources Ltd. (formerly Hilton Resources Ltd.) as at May 31, 2005 and 2004 and the consolidated statements of operations, deficit and cash flows for the years ended May 31, 2005, 2004 and 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2005 and 2004 and the results of its operations and cash flows for the years ended May 31, 2005, 2004 and 2003 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected assets, liabilities and shareholders' equity as at May 31, 2005 and 2004 and results of operations for the years ended May 31, 2005, 2004 and 2003 to the extent summarized in Note 10 to the consolidated financial statements.

On August 5, 2005 we reported separately to the shareholders Rochester Resources Ltd. (formerly Hilton Resources Ltd.) on consolidated financial statements as at, and for the years ended, May 31, 2005 and 2004 audited in accordance with Canadian generally accepted auditing standards.




Vancouver, B.C.                                        /s/ D&H GROUP LLP
August 5, 2005                                        CHARTERED ACCOUNTANTS



                                  D&H Group LLP
               A BC LIMITED LIABILITY PARTNERSHIP OF CORPORATIONS
               member of BHD Association with affiliated offices
                       across Canada and Internationally
            10th Floor, 1333 West Broadway, Vancouver, B.C. V6H 4C1
                www.dhgroup.ca F (604) 731-9923 T (604) 731-5881

                                                                        D & H
                                                                        group
                                                                      Chartered
                                                                     Accountants







COMMENTS BY AUDITORS FOR U.S. READERS
ON CANADA - U.S. REPORTING DIFFERENCE




In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in
Note 1 to the financial statements. Our report to the shareholders dated August 5, 2005, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.




Vancouver, B.C.                                         /s/ D&H GROUP LLP
August 5, 2005                                         CHARTERED ACCOUNTANTS










                                  D&H Group LLP
              A B.C. LIMITED LIABILITY PARTNERSHIP OF CORPORATIONS
               member of BHD Association with affiliated offices
                       across Canada and Internationally
            10th Floor, 1333 West Broadway, Vancouver, B.C. V6H 4C1
                www.dhgroup.ca F (604) 731-9923 T (604) 731-5881

                            ROCHESTER RESOURCES LTD.
                        (FORMERLY HILTON RESOURCES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                           CONSOLIDATED BALANCE SHEETS
                                  AS AT MAY 31
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


                                                       2005            2004
                                                         $               $

                                     ASSETS

CURRENT ASSETS

Cash                                                    227,589         528,040
Amounts receivable                                       39,027          30,289
Prepaid expenses and deposits                             9,636           8,959
                                                   ------------    ------------
                                                        276,252         567,288

CAPITAL ASSETS, net of accumulated
    amortization of $5,840 (2004 -$1,976)                 4,764          19,467

OPTION TO ACQUIRE INTERESTS IN UNPROVEN
    MINERAL CLAIMS (Note 3)                                   -         103,971

DEFERRED EXPLORATION COSTS (Note 3)                           -         116,611

OTHER ASSETS (Note 4)                                     6,300          65,591
                                                   ------------    ------------
                                                        287,316        872,928
                                                   ============    ============


                                   LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities                 31,006          16,356
                                                   ------------    ------------


                              SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 6)                               70,970,313      70,593,713

CONTRIBUTED SURPLUS                                     286,125         154,000

DEFICIT                                             (71,000,128)    (69,891,141)
                                                   ------------    ------------
                                                        256,310         856,572
                                                   ------------    ------------
                                                        287,316         872,928
                                                   ============    ============
NATURE OF OPERATIONS AND CHANGE OF NAME (Note 1)



APPROVED BY THE BOARD

/s/  DES O'KELL      , Director
---------------------
/s/ NICK DEMARE      , Director
---------------------



              The accompanying notes are an integral part of these
                       consolidated financial statements.

                            ROCHESTER RESOURCES LTD.
                        (FORMERLY HILTON RESOURCES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                           FOR THE YEARS ENDED MAY 31
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)




                                                       2005            2004            2003
                                                         $               $               $

REVENUES

Petroleum and natural gas sales                               -               -         127,782
                                                   ------------    ------------    ------------
OTHER EXPENSES

Production                                                    -               -          83,607
General and administrative                              251,421         288,058         821,308
Stock-based compensation                                138,725         154,000               -
Depreciation, depletion and impairment                    5,840           1,976       6,881,119
Research, development and marketing                           -               -         364,413
                                                   ------------    ------------    ------------
                                                        395,986         444,034       8,150,447
                                                   ------------    ------------    ------------
OPERATING LOSS                                         (395,986)       (444,034)     (8,022,665)
                                                   ------------    ------------    ------------
OTHER INCOME (EXPENSES)

Loss on sale of capital assets                           (1,717)              -               -
Interest and other income                                19,601          95,400          57,549
Interest expense on debentures                                -        (233,761)       (640,548)
Impairment of investment, advances and other                  -               -        (937,937)
Bad debts                                               (27,827)              -               -
Write-off of unproven mineral claims (Note 3)          (703,058)              -               -
Property investigations                                       -               -        (246,900)
                                                   ------------    ------------    ------------
                                                       (713,001)       (138,361)     (1,767,836)
                                                   ------------    ------------    ------------
NET LOSS FOR THE YEAR                                (1,108,987)       (582,395)     (9,790,501)
                                                   ============    ============    ============


BASIC AND DILUTED LOSS PER SHARE                         $(0.56)         $(0.57)        $(21.75)
                                                   ============    ============    ============
WEIGHTED AVERAGE NUMBER OF
    COMMON SHARES OUTSTANDING                         1,966,152       1,025,146         450,231
                                                   ============    ============    ============


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                            ROCHESTER RESOURCES LTD.
                        (FORMERLY HILTON RESOURCES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                       CONSOLIDATED STATEMENTS OF DEFICIT
                           FOR THE YEARS ENDED MAY 31
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)





                                                       2005            2004            2003
                                                         $               $               $

DEFICIT - BEGINNING OF YEAR                         (69,891,141)    (69,308,746)    (57,884,064)

CONVERSION OF DEBENTURES (Note 5(b))                          -               -      (1,634,181)
                                                   ------------    ------------    ------------
                                                    (69,891,141)    (69,308,746)    (59,518,245)

NET LOSS FOR THE YEAR                                (1,108,987)       (582,395)     (9,790,501)
                                                   ------------    ------------    ------------
DEFICIT - END OF YEAR                               (71,000,128)    (69,891,141)    (69,308,746)
                                                   ============    ============    ============











              The accompanying notes are an integral part of these
                       consolidated financial statements.

                            ROCHESTER RESOURCES LTD.
                        (FORMERLY HILTON RESOURCES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           FOR THE YEARS ENDED MAY 31
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)



                                                                       2005            2004            2003
                                                                         $               $               $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Net loss for the year                                                (1,108,987)       (582,395)     (9,790,501)
Adjustment for items not involving cash
     Depreciation, depletion and impairment                               5,840           1,976       6,881,119
     Loss on sale of capital assets                                       1,717               -               -
     Write-off of unproven mineral claims                               703,058               -               -
     Amortization of deferred financing charges                               -          26,200          44,641
     Accretion of liability component of debentures                           -          92,139         156,183
     Stock-based compensation                                           138,725         154,000               -
     Impairment of investment, advances and other                             -           5,516         937,937
     Interest expense settled through issuance of shares                      -          65,371          42,221
     Gain on sale of investments                                        (17,239)         (2,645)              -
     Unrealized foreign exchange                                              -         (44,506)         52,266
                                                                   ------------    ------------    ------------
                                                                       (276,886)       (284,344)     (1,676,134)
Decrease (increase) in amounts receivable                                (8,738)          1,996           8,585
Decrease (increase) in prepaid expenses and deposits                       (677)         38,288         134,793
Increase (decrease) in accounts payable and accrued liabilities          14,650          (3,882)       (116,120)
                                                                   ------------    ------------    ------------
                                                                       (271,651)       (247,942)     (1,648,876)
                                                                   ------------    ------------    ------------
FINANCING ACTIVITY

Issuance of common shares, net of issue costs                           360,000         918,275               -
                                                                   ------------    ------------    ------------
INVESTING ACTIVITIES

Proceeds from sale of capital assets                                      7,146               -               -
Expenditures on capital assets                                                -         (21,443)              -
Option payments and exploration costs                                  (415,255)       (220,582)              -
Petroleum and natural gas interests expenditures                              -               -        (655,786)
Proceeds from sale of petroleum and natural gas interests                     -               -         152,520
Drilling advances                                                             -         (57,221)              -
Investment and advances                                                       -               -          32,408
Proceeds from sale of investment                                         19,309           9,845               -
                                                                   ------------    ------------    ------------
                                                                       (388,800)       (289,401)       (470,858)
                                                                   ------------    ------------    ------------
INCREASE (DECREASE) IN CASH FOR THE YEAR                               (300,451)        380,932      (2,119,734)

CASH - BEGINNING OF YEAR                                                528,040         147,108       2,266,842
                                                                   ------------    ------------    ------------
CASH - END OF YEAR                                                      227,589         528,040         147,108
                                                                   ============    ============    ============


Supplementary disclosure with respect to the consolidated statements of cash flows (Note 12).

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                            ROCHESTER RESOURCES LTD.
                        (FORMERLY HILTON RESOURCES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2005, 2004 AND 2003
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


1.       NATURE OF OPERATIONS AND CHANGE OF NAME

         The Company had previously been engaged in the acquisition, exploration for and development of crude oil and natural gas properties in the United States and in the research, development and marketing of proprietary software programs. During the 2003 fiscal year the Company recorded an impairment charge of $1,547,438 with respect to its then ongoing exploration of its petroleum interests. In addition, effective November 30, 2002, the Company also recorded a further charge of $5,333,681, representing its remaining net interest in Hilton Petroleum Inc. and STB Energy Inc., two former wholly-owned subsidiaries which had held the Company's petroleum interests. The Company also ceased the funding of its proprietary software activities in the 2003 fiscal year.

         During the 2004 and 2005 fiscal years, the Company was engaged in the acquisition and exploration of unproven mineral interests in Mexico. As described in Note 3, the Company conducted exploration on the El Nayar Project during the 2005 fiscal year and, based on the results, wrote-off these costs. As at May 31, 2005, the Company does not hold any mineral interest and has initiated a corporate restructuring and recapitalization to allow it to continue to identify and evaluate potential resource property acquisitions. On August 25, 2005 the Company completed a consolidation of its share capital, as described in
         Note 5(a), and changed its name from Hilton Resources Ltd. to Rochester Resources Ltd.

         As at May 31, 2005, the Company had working capital of $245,246. The Company will require additional equity financing to pursue the acquisition and exploration of unproven mineral interests and meet ongoing corporate overhead requirements. The Company expects to generate the necessary resources for the 2006 fiscal year through the sale of equity securities. No assurances can be given, however, that the Company will be able to obtain sufficient additional resources. If the Company is unsuccessful in generating anticipated resources from one or more of the anticipated sources and is unable to replace any shortfall with resources from another source, the Company may be unable to meet its obligations and continue its operations.

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


2.       SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         These consolidated financial statements have been prepared in accordance with Canadian GAAP. The significant differences between these principles and those that would be applied under United States generally accepted accounting principles ("US GAAP") are disclosed in
         Note 10.

         The consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

                            ROCHESTER RESOURCES LTD.
                        (FORMERLY HILTON RESOURCES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2005, 2004 AND 2003
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         The consolidated financial statements for the 2005 and 2004 fiscal years include the accounts of the Company and its 60% owned subsidiary, Compania Minera Nayarit S.A. de C.V.

         The consolidated financial statements for the 2003 fiscal year include the accounts of the Company and its former wholly-owned subsidiaries. Effective May 31, 2004, the Board of Directors of the Company determined to abandon all of its former wholly-owned subsidiaries and, accordingly, as of this date, the Company no longer accounts for the activities of these subsidiaries. See also Note 1. Inter-company balances and transactions are eliminated on consolidation.

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

         UNPROVEN MINERAL INTERESTS

         Unproven mineral interests costs and exploration, development and field support costs directly relating to mineral interests are deferred until the interests to which they relate is placed into production, sold or abandoned. The deferred costs will be amortized over the life of the orebody following commencement of production or written off if the mineral interest is sold or abandoned. Administration costs and other exploration costs that do not relate to any specific mineral interest are expensed as incurred.

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

         Although the Company has taken steps to verify title to the unproven mineral interests, according to the usual industry standards for the stage of exploration of such mineral interests, these procedures do not guarantee the Company's title. Such mineral interests may be subject to prior agreements or transfers and title may be affected by undetected defects.

         From time to time, the Company acquires or disposes of mineral interests pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee and, accordingly, are recorded as mineral interest costs or recoveries when the payments are made or received.

                            ROCHESTER RESOURCES LTD.
                        (FORMERLY HILTON RESOURCES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2005, 2004 AND 2003
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         ASSET RETIREMENT OBLIGATIONS

         The fair value of a liability for an asset retirement obligation is recognized when a reasonable estimate of fair value can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is charged to earnings using a systematic and rational method and is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flow. As at May 31, 2005 and May 31, 2004, the Company does not have any asset retirement obligations.

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

         TRANSLATION OF FOREIGN CURRENCIES

         Monetary assets and liabilities are translated into Canadian dollars at the balance sheet date rate of exchange and non-monetary assets and liabilities at historical rates. Revenues and expenses are translated at appropriate transaction date rates except for amortization, depreciation and depletion, which are translated at historical rates. Gains and losses resulting from the fluctuation of foreign exchange rates have been included in the determination of income.

         STOCK-BASED COMPENSATION

         Stock-based compensation is accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company's stock, the expected lives of awards of stock-based compensation, the fair value of the Company's stock and the risk-free interest rate. The estimated fair value of awards of stock-based compensation are charged to expense as awards vest, with offsetting amounts recognized as contributed surplus.

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

         INVESTMENTS

         Long-term investments are accounted for using the cost method.

                            ROCHESTER RESOURCES LTD.
                        (FORMERLY HILTON RESOURCES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2005, 2004 AND 2003
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         CAPITAL ASSET

         Capital asset, which is comprised of a vehicle, is recorded at cost less accumulated depreciation calculated using the declining balance method at a rate of 30%.

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


3.       UNPROVEN MINERAL INTERESTS


                                                   2005                                       2004
                                 ----------------------------------------   ----------------------------------------
                                 ACQUISITION    EXPLORATION                 ACQUISITION    EXPLORATION
                                    COSTS          COSTS          TOTAL        COSTS          COSTS          TOTAL
                                      $              $              $            $              $              $

         El Nayar Project                   -             -             -        103,971       116,611       220,582
                                 ============  ============  ============   ============  ============  ============

         On October 1, 2003, the Company entered into an option agreement, with a Mexican private corporation whereby the Company could acquire up to a 100% interest in five unproven mineral concessions (the "El Nayar Project") in Mexico, covering approximately 6,766 hectares.

         The Company could earn an initial 60% interest, in consideration of making option payments to the optionor totaling US $50,000 (paid), the issuance of a total of 110,000 common shares (10,000 shares issued) and funding US$1 million of expenditures over a three year period. Payments for land holding costs and underlying option payments to the concession holder was included as part of the expenditure commitment for the Company's earn-in.

         The Company conducted a comprehensive geological work program during the 2005 fiscal year. Based on the results the Company determined to cease further work on the El Nayar Project and wrote-off $703,058 of acquisition and exploration costs.

                            ROCHESTER RESOURCES LTD.
                        (FORMERLY HILTON RESOURCES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2005, 2004 AND 2003
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


4.       OTHER ASSETS

                                                       2005            2004
                                                         $               $

         Investment                                       6,300           8,370
         Drilling advance                                     -          57,221
                                                   ------------    ------------
                                                          6,300          65,591
                                                   ============    ============

         As at May 31, 2005, the Company held 70,000 common shares (2004 - 93,000 common shares) of Halo Resources Ltd. ("Halo"), a publicly traded company with common officers and directors. During the 2005 fiscal year, the Company sold 23,000 shares (2004 - 80,000) of Halo for $19,309 (2004 - $9,845), realizing a gain of $17,239 (2004 - $2,645).
         The Company also disposed of 61,286 shares as part of its recovery of amounts receivable, as described in Note 7(b). As at May 31, 2005, the 70,000 shares of Halo had a quoted market value of $45,500 (2004 - $67,890).


5.       DEBENTURES

         (a) On their maturity on January 24, 2004, the Company retired US $770,000 Series A and $600,000 Series B principal of the 10% Debentures and $22,752 of accrued interest outstanding, through the issuance of 632,215 common shares of the Company. The Company also retired the remaining US $100,000 Series A 10% Debentures owing to the former Chairman of the Company. During the 2004 fiscal year, the Company paid $46,557 cash and issued 55,206 common shares for $89,176 interest in addition to the shares which were issued on maturity.

         (b) During the 2003 fiscal year, in order to induce early conversion of the debentures, the Company offered to pay interest to December 31, 2002, on all debentures which were converted by June 30, 2002, and to also reduce the conversion price of the debentures to $50.00 per share. In June 2002, holders of $2,887,252 of the 10% Debentures and all of the 9% Debentures elected to convert and the Company issued 87,615 common shares and paid $252,621 of bonus interest. The bonus interest was recorded as part of interest expense on long-term debt. In addition, Canadian GAAP require a non-cash calculation be made of the inducement resulting from reducing the conversion price. Accordingly, $1,634,181 was recorded in the 2003 fiscal year as a credit to share capital with an offsetting charge to deficit.

                            ROCHESTER RESOURCES LTD.
                        (FORMERLY HILTON RESOURCES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2005, 2004 AND 2003
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


6.       SHARE CAPITAL


         Authorized:  Unlimited common shares without par value
         Issued:

                                                2005                        2004                        2003
                                     --------------------------  --------------------------  --------------------------
                                        SHARES        AMOUNT        SHARES        AMOUNT        SHARES        AMOUNT
                                                        $                           $                            $

         Balance, beginning
             of year                    1,853,735    70,593,713       487,691    67,568,135       365,751    61,315,533
                                     ------------  ------------  ------------  ------------  ------------  ------------
         Issued during the year
         For cash
             Private placements           355,000       355,000       613,000       865,750             -             -
             Exercise of warrants               -             -        49,000        68,600             -             -
             Exercise of options            3,000         7,500             -             -             -             -
         Reallocation from
             contributed surplus
             relating to the exercise
             of stock options                   -         6,600             -             -             -             -
         For unproven mineral
             interests                     10,000        10,000             -             -             -             -
         Retirement of debentures               -             -       623,384     2,041,932             -             -
         Conversion on debentures               -             -             -             -        87,615     6,210,381
         Debenture interest                     -             -        64,037        65,371        34,325        42,221
         Finders fee                        9,000         9,000        16,623        16,623             -             -
                                     ------------  ------------  ------------  ------------  ------------  ------------
                                          377,000       388,100     1,366,044     3,058,276       121,940     6,252,602
         Less:  share issue costs               -       (11,500)            -       (32,698)            -             -
                                     ------------  ------------  ------------  ------------  ------------  ------------
                                          377,000       376,600     1,366,044     3,025,578       121,940     6,252,602
                                     ------------  ------------  ------------  ------------  ------------  ------------
         Balance, end of year           2,230,735    70,970,313     1,853,735    70,593,713       487,691     7,568,135
                                     ============  ============  ============  ============  ============  ============

         (a) On August 25, 2005, the Company completed a consolidation of its share capital on a 1 new for 10 old basis. The comparative common share balances and the comparative per share amounts have been adjusted accordingly.

         (b) During the 2005 fiscal year, the Company completed a non-brokered private placement financing of 355,000 units at a price of $1.00 per unit, for gross proceeds of $355,000. Each unit comprised one common share and one-half share purchase warrant. Each full share purchase warrant entitles the holder to purchase one additional common share for a period of two years, at an exercise price of $1.50 per share on or before February 7, 2006 and, thereafter, at $2.00 per share on or before February 7, 2007. The Company issued 9,000 units, having the same terms as the private placement, at a fair value of $9,000, in consideration as finder's fees on a portion of the private placement. Certain directors of the Company and their immediate family members have purchased 65,000 units of the private placement.

                            ROCHESTER RESOURCES LTD.
                        (FORMERLY HILTON RESOURCES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2005, 2004 AND 2003
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


6.       SHARE CAPITAL (continued)

         (c) During the 2004 fiscal year, the Company completed the following private placements:

                  i) 403,000 units at $1.00 per unit, for gross proceeds of $403,000. Each unit comprised one common share and one share purchase warrant. Each warrant entitles the holder to purchase an additional common share at $1.40 per share on or before November 25, 2005. The Company issued 10,000 units, on the same terms as the private placement units, and 6,623 common shares in consideration of $16,623 of finders' fees and incurred $8,330 of costs associated with the private placement;

                  ii) 67,500 units at $2.00 per unit, for gross proceeds of $135,000. Each unit comprised one common share and one share purchase warrant. Each warrant entitled the holder to purchase an additional common share at $2.60 per share on or before February 19, 2005. The Company incurred $7,745 of costs associated with the private placement. Certain directors, officers and a private company controlled by a director purchased 45,000 units. During the 2005 fiscal year the warrants expired without exercise; and

                  iii) 142,500 units at $2.30 per unit, for proceeds of $327,750. Each unit comprised one common share and one share purchase warrant. Each warrant entitles the holder to purchase an additional common share for a period of two years at $3.10 per share on or before March 4, 2006.

         (d) The Company has established a rolling stock option plan (the "Plan"), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company. The exercise price of the options is set at the Company's closing share price on the day before the grant date, less allowable discounts in accordance with the policies of the TSX Venture Exchange.

                  During the 2005 fiscal year, the Company granted 178,500 (2004
                  - 70,000) stock options to the Company's directors and consultants and recorded compensation expense of $138,725 (2004 - $154,000). No stock options were granted by the Company during the 2003 fiscal year.

                  The fair value of stock options granted to directors and consultants is estimated on the dates of grants using the Black-Scholes option pricing model with the following assumptions used for the grants made during the 2005 and 2004 fiscal years:

                                                   2005                2004

                  Risk-free interest rate     2.69% - 3.07%           2.54%
                  Estimated volatility         146% - 147%             140%
                  Expected life              1 year - 1.5 years      1.5 years
                  Expected dividend yield           0%                  0%

                  No stock options were granted by the Company during the 2003 fiscal year.

                  The fair value per share of stock options, calculated using the Black-Scholes option pricing model, granted during the 2005 fiscal year to the Company's directors and consultants was $0.80 (2004 - $2.20) per share.

                            ROCHESTER RESOURCES LTD.
                        (FORMERLY HILTON RESOURCES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2005, 2004 AND 2003
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


6.       SHARE CAPITAL (continued)

                  Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options.

                  A summary of the Company's outstanding stock options at May 31, 2005, 2004 and 2003, and the changes for the years ending on those dates is presented below:

                                                  2005                      2004                      2003
                                        -----------------------   -----------------------   -----------------------
                                                      WEIGHTED                  WEIGHTED                   WEIGHTED
                                           NUMBER     AVERAGE        NUMBER     AVERAGE        NUMBER      AVERAGE
                                         OF OPTIONS   EXERCISE     OF OPTIONS   EXERCISE     OF OPTIONS    EXERCISE
                                        OUTSTANDING    PRICE      OUTSTANDING    PRICE      OUTSTANDING     PRICE
                                                         $                         $                          $

                  Balance,
                     beginning of year       70,000     2.50        18,620       113.80          18,682      136.00
                  Granted                   178,500     1.04        70,000         2.50               -           -
                  Exercised                  (3,000)    2.50             -            -               -           -
                  Cancelled/expired         (28,000)    2.50       (18,620)      113.80             (62)     270.00
                                        -----------               -----------               -----------
                  Balance, end of year      217,500     1.30        70,000         2.50          18,620      113.80
                                        ===========               ===========               ===========

                  The following table summarizes information about the stock options outstanding and exercisable at May 31, 2005.

                    NUMBER         NUMBER
                  OF OPTIONS     OF OPTIONS     EXERCISE
                 OUTSTANDING     EXERCISABLE      PRICE       EXPIRY DATE
                                                    $
                      39,000          39,000       2.50       February 18, 2007
                      76,000          74,750       1.00       September 3, 2007
                       6,000           6,000       1.00       October 4, 2007
                      59,000          59,000       1.00       January 12, 2008
                      37,500          31,875       1.20       February 8,2008
                 -----------     -----------
                     217,500         210,625
                 ===========     ===========

                            ROCHESTER RESOURCES LTD.
                        (FORMERLY HILTON RESOURCES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2005, 2004 AND 2003
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


6. SHARE CAPITAL (continued)

         (e)      A  summary  of  the   Company's   warrants   outstanding   and
                  exercisable at May 31, 2005, 2004 and 2003, and the changes for the years ending on those dates is presented below:

                                                  2005                      2004                      2003
                                        -----------------------   -----------------------   -----------------------
                                           NUMBER     EXERCISE      NUMBER      EXERCISE       NUMBER      EXERCISE
                                        OF WARRANTS     PRICE     OF WARRANTS     PRICE     OF WARRANTS      PRICE
                                        OUTSTANDING       $       OUTSTANDING       $       OUTSTANDING        $

                  Balance,
                     beginning of year      582,365      4.60          34,002     67.40          70,555     181.30
                  Issued                    182,000      1.50         623,000      1.90               -        -
                  Exercised                       -       -           (49,000)     1.40               -        -
                  Expired                   (75,865)    23.04         (25,637)    28.10         (36,553)    212.10
                                        -----------               -----------               -----------
                  Balance, end of year      688,500      1.78         582,365      4.60          34,002      67.40
                                        ===========               ===========               ===========

                  The following table summarizes information about the warrants outstanding and exercisable at May 31, 2005:

                     EXERCISE
                      PRICE                NUMBER              EXPIRY DATE
                        $

                       1.40               364,000              November 25, 2005
                       3.10               142,500              March 4, 2006
                       1.50               182,000              February 7, 2007
                                        ---------
                                          688,500
                                        =========

7.       RELATED PARTY TRANSACTIONS

         (a) During the 2005 fiscal year, the Company incurred $94,538 (2004 - $110,066; 2003 - $321,300) for accounting, management, professional and consulting services provided by current and former directors and officers of the Company. These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. As at May 31, 2005, $15,615 remained outstanding and has been included in accounts payable and accrued liabilities.

         (b) During the 2003 fiscal year, the Company wrote-off $346,109 of loans receivable from Halo. During the 2004 fiscal year, the Company negotiated a settlement with Halo and third parties in which it relinquished 61,286 shares of Halo and received $78,120 from Halo, resulting in a recovery of $72,604, which was included as part of interest and other income.

         (c)      See also Notes 4 and 6.

                            ROCHESTER RESOURCES LTD.
                        (FORMERLY HILTON RESOURCES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2005, 2004 AND 2003
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


8.       INCOME TAXES

         As at May 31, 2005, the Company has accumulated non-capital losses for Canadian income tax purposes of approximately $7.2 million, expiring from 2006 to 2015, which are available for application against future taxable income.

         Future income tax benefits which may arise as a result of these losses have not been recognized in these financial statements as their realization is unlikely.


9.       SEGMENTED INFORMATION

         During the 2005 and 2004 fiscal years, the Company operated in one industry segment, the exploration of unproven mineral interests in Mexico. During the 2003 fiscal year, the Company operated in two industry segments, the exploration for, and the development and production of petroleum and natural gas and the research, development and marketing of proprietary software programs. See Note 1.

         Identifiable assets, revenues and net loss in each of these industry segments are as follows:

                                                        2005
                                     ------------------------------------------
                                     IDENTIFIABLE                       NET
                                        ASSETS        REVENUES         LOSS
                                           $              $              $

         Mineral operations (Mexico)       39,585              -       (732,601)
         Corporate (Canada)               247,731         19,601       (376,386)
                                     ------------   ------------   ------------
                                          287,316         19,601     (1,108,987)
                                     ============   ============   ============

                                                        2004
                                     ------------------------------------------
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
                                     ============   ============   ============

                                                        2003
                                     ------------------------------------------
                                     IDENTIFIABLE                       NET
                                        ASSETS        REVENUES         LOSS
                                           $              $              $

         Petroleum and natural gas
             operations (USA)                   -        127,782     (6,241,012)
         Software (Canada)                      -          1,441       (771,487)
         Corporate (Canada)               411,006         56,108     (2,778,002)
                                     ------------   ------------   ------------
                                          411,006        185,331     (9,790,501)
                                     ============   ============   ============

                            ROCHESTER RESOURCES LTD.
                        (FORMERLY HILTON RESOURCES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2005, 2004 AND 2003
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


10.      DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
         ACCEPTED ACCOUNTING PRINCIPLES

         (a) The consolidated financial statements of the Company have been prepared according to Canadian GAAP which differ in certain material respects from US GAAP. Material differences between Canadian and US GAAP and their effect on the Company's consolidated financial statements are summarized in the tables below.

                                                                       2005           2004           2003
                                                                         $              $              $

                  CONSOLIDATED STATEMENTS OF OPERATIONS
                      AND COMPREHENSIVE INCOME

                  Loss for the year

                      Canadian GAAP                                  (1,108,987)      (582,395)    (9,790,501)
                      Write-down of investment (i)                            -              -         69,273
                      Write-off of option interests and
                         exploration costs (ii)                         220,582       (220,582)             -
                      Other compensation expense (iv)                   (19,500)       (27,000)             -
                      Accretion of liability component of
                         long-term debt (v)                                   -         92,139        156,183
                      Induced early conversion of
                         convertible debt securities (vi)                     -              -     (1,634,181)
                                                                   ------------   ------------   ------------
                      US GAAP                                          (907,805)      (737,838)   (11,199,226)

                  OTHER COMPREHENSIVE INCOME

                      Unrealized holding gain (loss) on available-
                        for-sale marketable securities (i)               39,200         59,520        (69,273)
                                                                   ------------   ------------   ------------
                  Comprehensive (loss) for the year                    (868,705)      (678,318)   (11,268,499)
                                                                   ============   ============   ============

                  Loss per share basic and fully diluted - US GAAP       $(0.44)        $(0.66)       $(25.03)
                                                                   ============   ============   ============

                            ROCHESTER RESOURCES LTD.
                        (FORMERLY HILTON RESOURCES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2005, 2004 AND 2003
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

                                                                       2005           2004
                                                                         $              $

                  CONSOLIDATED BALANCE SHEETS

                  Total Assets
                      Canadian GAAP                                     287,316        872,928
                      Available for sale securities (i)                  39,200         59,520
                      Option interests and deferred exploration
                         costs expensed (ii)                                  -       (220,582)
                                                                   ------------   ------------
                      US GAAP                                           326,516        711,866
                                                                   ============   ============
                  Total Liabilities

                      Canadian GAAP and US GAAP                          31,006         16,356
                                                                   ============   ============
                  Shareholders' Equity
                      Canadian GAAP                                     256,310        856,572
                      Available for sale securities (i)                  39,200         59,520
                      Option interests and deferred exploration
                         costs expensed (ii)                                  -       (220,582)
                                                                   ------------   ------------
                      US GAAP                                           295,510        695,510
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

                  (ii)   Option Interests and Deferred Exploration Costs

                         Option interests and deferred exploration costs are accounted for in accordance with Canadian GAAP as disclosed in Note 2. The Company has determined for US GAAP purposes to expense the option payments and exploration costs relating to unproven mineral claims as incurred. In addition, US GAAP requires that exploration costs not be capitalized until a positive feasibility study is completed. The capitalized costs of such claims would then be assessed for impairment, on a periodic basis, to ensure that the carrying value can be recovered on an undiscounted cash flow basis. If the carrying value cannot be recovered on this basis, the mineral claims would be written down to net recoverable value on a discounted cash flow basis.

                            ROCHESTER RESOURCES LTD.
                        (FORMERLY HILTON RESOURCES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2005, 2004 AND 2003
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

                  (iii) Private Placements of Common Stock and Special Warrants with Related Parties

                         US GAAP requires disclosure of private placements conducted by the Company where directors and officers of the Company and their immediate family members are participants. During the 2005 fiscal year, directors, officers and companies controlled by the directors or officers acquired 65,000 shares (2004 - 45,000; 2003 -
                         nil) of the Company, pursuant to private placements conducted by the Company, for cash proceeds of $65,000 (2004 - $90,000; 2003 - $nil);

                  (iv)   Private Placements of Common Stock

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

                         Under US GAAP, loss and capital distributions for the 2005 fiscal year would increase by $19,500 (2004 - $27,000; 2003 - $nil) and $87,000 (2004 - $295,349;
                         2003 - $nil), respectively, and share capital, as at May 31, 2005 would increase by $3,429,578 (2004 -
                         $3,323,078; 2003 - $3,000,729).  There is no net change
                         to shareholders' equity.

                  (v)    Accretion of Liability Component of Long-term Debt

                         Under Canadian GAAP, compound financial instruments such as convertible debentures are required to be accounted for at the fair value of their components. Such accounting is not permitted under US GAAP unless the components are detachable, which they are not in this case.

                  (vi)   Induced Early Conversion of Convertible Debt Securities

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

                  (vii)  Income Tax

                         Under Canadian GAAP, future income tax assets relating to the potential benefit of income tax loss carry forwards are not recognized unless realization of the benefit is more likely than not. US GAAP provides similar treatment, but requires the benefit be recognized and a valuation allowance be recognized to fully offset the future incomes tax assets.

                            ROCHESTER RESOURCES LTD.
                        (FORMERLY HILTON RESOURCES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2005, 2004 AND 2003
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

                         As at May 31, 2005, the Company has fully reserved the $2,500,000 tax benefit of operating loss carryforwards, by a valuation allowance of the same amount, because the likelihood of realization of the tax benefit cannot be determined. Of the total tax benefit $198,000 is attributable to the 2005 fiscal year.

                  (viii) Functional Currency

                         The Company's functional currency is the Canadian dollar.

                  (ix)   Development Stage Company

                         The Company is in the exploration stage and, as of June 1, 2003, is considered a development stage company as defined by Statement of Financial Accounting Standards ("SFAS") No. 7. To May 31, 2005, the Company has accumulated a deficit of $1,691,382 while in the development stage.

         (b) The Company's consolidated statements of cash flows comply with US GAAP.

         (c)      New Technical Pronouncements

                  The Financial Accounting Standards Board ("FASB") has issued Statement of Financial Accounting Standards No. 123(R) Share Based Payments ("SFAS 123(R)"). SFAS 123(R) amends SFAS 123 by requiring share based payments to be accounted for at fair value. SFAS 123(R) is effective for fiscal periods ending after June 15, 2005. The adoption of SFAS 123(R) will eliminate a difference with Canadian GAAP as the Company accounts for share based payments at fair value for Canadian GAAP purposes.

                  The FASB has also issued SFAS No. 153 Exchange of Non-Monetary Assets ("SFAS 153") which is effective for fiscal years ending after June 15, 2005. SFAS 153 refines the circumstances under which non-monetary transactions should be accounted for at fair value. The adoption of SFAS 153 is not expected to have an effect on the Company's financial position.

                  The FASB has also issued SFAS No. 154 Accounting Changes and Error Corrections - A Replacement of APB Opinion No. 20 and FASB Statement No. 3 ("SFAS 154"), which is effective for fiscal years ending after December 15, 2005. SFAS 154 requires that changes in accounting policy be accounted for on a retroactive basis. The adoption of SFAS 154 is not expected to have an effect on the Company's financial position.


11.      FINANCIAL INSTRUMENTS

         a)       Concentration of Credit Risk

                  Financial instruments that potentially subject the Company to a significant concentration of credit risk are cash and cash equivalents and amounts receivable. The Company limits its exposure to credit loss by placing its cash and cash equivalents with high credit quality financial institutions.

                            ROCHESTER RESOURCES LTD.
                        (FORMERLY HILTON RESOURCES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2005, 2004 AND 2003
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


11.      FINANCIAL INSTRUMENTS (continued)

         b)       Fair Value of Financial Instruments

                  The  fair  value  of  the  Company's   financial   instruments
                  consisting of cash, amounts receivable and accounts payable and accrued liabilities approximate their carrying values.


12.      SUPPLEMENTARY CASH FLOW INFORMATION

         Non-cash operating, investing and financing activities were conducted by the Company as follows:


                                                                       2005           2004           2003
                                                                         $              $               $

         Operating activities

             Decrease in amounts receivable                                   -              -              -
             Accounts payable and accrued liabilities on
                 abandonment of petroleum subsidiaries                                       -     (1,316,203)
             Drilling advance                                            57,221              -              -
                                                                   ------------   ------------   ------------
                                                                         57,221              -     (1,316,203)
                                                                   ============   ============   ============

         Financing activities

             Decrease in liability component of debentures on
                 conversion                                                   -              -        332,228
             Decrease in equity component of debentures on
                 conversion                                                   -       (430,922)      (642,273)
             Decrease in deferred financing charges on conversion             -              -        114,597
             Capital distribution on early conversion of debentures           -              -     (1,634,181)
             Issuance of common shares for capital distribution          10,000              -      1,829,629
             Issuance of common shares on conversion of debentures            -              -      4,380,752
             Conversion of debentures                                         -              -     (4,380,752)
             Issuance of common shares on retirement of debentures            -      2,041,932              -
             Retirement of debentures                                         -     (1,748,090)             -
             Issuance of common shares on exercise of options             6,600              -              -
             Contributed surplus                                         (6,600)             -              -
             Issuance of common shares for finder's fees                  9,000         16,623              -
             Share issue costs                                           (9,000)       (16,623)             -
                                                                   ------------   ------------   ------------
                                                                         10,000       (137,080)             -
                                                                   ============   ============   ============

         Investing activities

             Expenditures on unproven mineral claims                    (67,221)             -              -
             Retirement of loan                                               -        137,080              -
             Reversal of petroleum and natural gas interests
                 expenditures                                                 -              -      1,316,203
                                                                   ------------   ------------   ------------
                                                                        (67,221)       137,080      1,316,203
                                                                   ============   ============   ============

                            ROCHESTER RESOURCES LTD.
                        (FORMERLY HILTON RESOURCES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2005, 2004 AND 2003
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


12.      SUPPLEMENTARY CASH FLOW INFORMATION (continued)

         Other supplementary cash flow information:

                                         2005           2004           2003
                                           $              $               $

         Interest paid in cash                  -         46,557        395,362
                                     ============   ============   ============

         Income taxes paid in cash              -              -              -
                                     ============   ============   ============