Form 20-F
period 2006-05-31
ROCHESTER RESOURCES LTD
filed 2006-12-14
CIK 1099957

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F
(Mark One)
[ ] Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
                                       or

[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
                     FOR THE FISCAL YEAR ENDED MAY 31, 2006
                                       or

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

           400 - 535 HOWE STREET, VANCOUVER, BRITISH COLUMBIA, V6C 2Z4
                    (Address of principal executive offices)

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
                   11,237,735 COMMON SHARES AS OF MAY 31, 2006

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes               No     X
    ----------       ----------

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes               No     X
    ----------       ----------

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes     X         No
    ----------       ---------

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer       Accelerated filer       Non-accelerated filer   X
                        ----                    ----                        ----

Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17     X              Item 18
        ---------                  ---------

If this is an annual report, indicate by check mark whether the registrant  is a
shell company (as defined in Rule 12b-2 of the Exchange Act)  Yes       No  X
                                                                 -----    -----

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

TON                                 short ton (2,000 pounds).

TONNE                               metric tonne (2,204.6 pounds).

VEIN a tabular body of rock typically of narrow thickness and often mineralized occupying a fault, shear, fissure or fracture crosscutting another pre-existing rock.

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


ITEM 3.  KEY INFORMATION.
--------------------------------------------------------------------------------

SELECTED FINANCIAL DATA

The selected financial data of the Company for the years ended May 31, 2006, 2005 and 2004, was derived from the consolidated financial statements of the Company which have been audited by D & H Group LLP, independent Chartered Accountants, as indicated in their report which is included elsewhere in this annual report. The selected financial data set forth for the years ended May 31, 2003 and 2002, are derived from the Company's audited consolidated financial statements, not included herein.

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

                                                                         YEAR ENDED MAY 31,
                                                                 (IN '000S, EXCEPT PER SHARE DATA)

                                                          2006         2005         2004         2003          2002
                                                          ----         ----         ----         ----          ----
Revenues                                                     -            -            -         $128          $362

Interest Income and Other                                  $78          $20         $119          $58        $1,339

Production Costs                                             -            -            -         $(84)        $(264)

General and Administrative                               $(484)       $(247)       $(341)       $(821)      $(1,280)

Stock-Based Compensation                                 $(256)       $(139)       $(154)           -             -

Interest Expense                                             -            -        $(234)       $(641)      $(1,079)

Depreciation, Depletion and Impairment                     $(2)         $(6)         $(2)     $(6,881)     $(39,482)

Write-off of Unproven Mineral Claims                         -        $(703)           -            -             -

Research Development & Marketing                             -            -            -        $(364)        $(793)

Impairment of Investment and Advances                        -            -            -        $(938)      $(1,101)

Other                                                     $(77)        $(34)         $30        $(247)        $(115)

Net Loss                                                 $(741)     $(1,109)       $(582)     $(9,791)     $(42,414)

Loss Per Share                                          $(0.17)      $(0.56)      $(0.57)     $(21.76)     $(116.52)

Weighted Average Number of Shares                        4,389        1,966        1,025          450           364

Dividends per Share                                          -            -            -            -             -

Working Capital (Deficiency)                            $3,536         $245         $551      $(1,494)       $1,059

Resource Assets                                         $1,129            -         $221            -        $7,822

Investment and Advances                                      -            -            -            -          $991



                                                                         YEAR ENDED MAY 31,
                                                                 (IN '000S, EXCEPT PER SHARE DATA)

                                                          2006         2005         2004         2003          2002
                                                          ----         ----         ----         ----          ----
Other Assets                                               $92          $11          $85         $184          $341

Non-current Obligations                                      -            -            -            -             -

Shareholders' Equity                                    $4,757         $256         $857      $(1,310)       $4,505

Total Assets                                            $4,972         $287         $873         $411       $11,666

Capital Stock                                          $75,890      $70,970       70,594       67,568        61,316

ADJUSTMENT TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements of the Company have been prepared according to Canadian GAAP which differs in certain material respects from US GAAP. Material differences between Canadian and US GAAP and their effect on the Company's consolidated financial statements are summarized in the tables below.

                                                                          2006            2005            2004
                                                                            $               $              $
CONSOLIDATED STATEMENTS OF OPERATIONS
    AND COMPREHENSIVE INCOME

Loss for the year
    Canadian GAAP                                                         (741,255)     (1,108,987)       (582,395)
    Mineral interests expensed (ii)                                       (642,068)         220,582       (220,582)
    Other compensation expense (iv)                                         (2,700)        (19,500)        (27,000)
    Accretion of liability component of long-term debt (v)                       -               -          92,139
                                                                      -------------   -------------  --------------
    US GAAP                                                             (1,386,023)       (907,905)       (737,838)
OTHER COMPREHENSIVE INCOME
    Unrealized holding gain (loss) on
       available-for-sale marketable securities (i)                              -          39,200          59,520
                                                                      -------------   -------------  --------------
Comprehensive (loss) for the year                                       (1,386,023)       (868,705)       (678,318)
                                                                      =============   =============  ==============
Loss per share basic and fully diluted - US GAAP                            $(0.32)         $(0.44)         $(0.66)
                                                                      =============   =============  ==============

                                                                          2006            2005
                                                                            $               $
CONSOLIDATED BALANCE SHEETS

Total Assets
    Canadian GAAP                                                         4,971,556         287,316
    Available for sale securities (i)                                             -          39,200
    Mineral interests expensed (ii)                                        (642,068)              -
                                                                      --------------  --------------
    US GAAP                                                               4,329,488         326,516
                                                                      ==============  ==============
Total Liabilities
    Canadian GAAP and US GAAP                                               214,447          31,006
                                                                      ==============  ==============
Shareholders' Equity
    Canadian GAAP                                                         4,757,109         256,310
    Available for sale securities (i)                                             -          39,200
    Mineral interests expensed (ii)                                        (642,068)              -
                                                                      --------------  --------------
    US GAAP                                                               4,115,041         295,510
                                                                      ==============  ==============

CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                                          2006            2005            2004
                                                                            $               $              $
OPERATING ACTIVITIES
Cash used per Canadian GAAP                                               (354,170)       (271,651)       (247,942)
Mineral interests                                                         (791,152)       (415,255)       (220,582)
                                                                      -------------   -------------  --------------
Cash used per US GAAP                                                   (1,145,322)       (686,906)       (460,524)
                                                                      =============   =============  ==============
INVESTING ACTIVITIES
Cash used per Canadian GAAP                                               (833,638)       (388,800)       (289,401)
Mineral interests                                                          791,152         415,255         220,582
                                                                      -------------   -------------  --------------
Cash provided from (used) per US GAAP                                      (42,486)         26,455          68,819
                                                                      =============   =============  ==============

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

(ii)     Mineral Interests

         Mineral property costs and related exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in Note 2. For US GAAP purposes, the Company expenses exploration costs relating to mineral interests. When proven and probable reserves are determined for an interest and a feasibility study prepared, then subsequent exploration and development costs of the property would be capitalized. The capitalized costs of such properties would then be amortized using the unit of production method over the estimated life of the ore body based on proven and probable reserves and would be assessed periodically for recoverability of carrying values.

         For US GAAP purposes, the Company has adopted the provisions of EITF 04-2, "Whether Mineral Rights are Tangible or Intangible Assets" and FSP FAS 141-1 and 142-1 which concluded that mineral rights are tangible assets. Accordingly, the Company capitalizes certain costs related to the acquisition of mineral rights.

(iii)    Private Placements of Common  Stock and Special  Warrants  with Related
         Parties

         US GAAP requires disclosure of private placements conducted by the Company where directors and officers of the Company and their immediate family members are participants. During the 2006 fiscal year, directors, officers and companies controlled by the directors or officers acquired 270,000 shares (2005 - 65,000; 2004 - 45,000) of the
         Company, pursuant to private placements conducted by the Company, for cash proceeds of $135,000 (2005 - $65,000; 2004 - $90,000);

(iv)     Private Placements of Common Stock

         The Company conducts the majority of its equity financings pursuant to private placements. Under the policies of the TSXV, on which the Company's common stock is listed, the Company may provide a discount off the market price of the Company's common stock. US GAAP does not permit a discount from the market price. US GAAP requires the recognition of the market value of the Company's common stock as a credit to share capital, with a charge to operations for the portion of the discount relating to equity financings conducted with officers and directors of the Company and a charge to shareholders' equity, as a capital distribution, for the discount relating to the remaining portion of the equity financings.

         Under US GAAP, loss and capital distributions for the 2006 fiscal year would increase by $2,700 (2005 - $19,500; 2004 - $27,000) and $127,300
         (2005 - $87,000; 2004 - $295,349),  respectively, and share capital, as at May 31, 2006 would increase by $3,559,578 (2005 -$3,429,578;  2004 -
         $3,323,078). There is no net change to shareholders' equity.

(v)      Accretion of Liability Component of Long-term Debt

         Under Canadian GAAP, compound financial instruments such as convertible debentures are required to be accounted for at the fair value of their components. Such accounting is not permitted under US GAAP unless the components are detachable, which they are not in this case.

(vi)     Functional Currency

         The Company's functional currency is the Canadian dollar.

(vii)    Development Stage Company

         The Company is in the exploration stage and, as of June 1, 2003, was considered a development stage company as defined by Statement of Financial Accounting Standards ("SFAS") No. 7. To May 31, 2006, the Company has accumulated a deficit of $2,432,637 while in the development stage.

Recent Accounting Pronouncements

UNITED STATES PRONOUNCEMENTS

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123R, "Share Based
Payment" ("SFAS 123R"). SFAS 123R supersedes APB 25 and its related implementation guidance by requiring entities to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards (with limited exceptions) and revises SFAS 123 as follows:

(i) Public entities are required to measure liabilities incurred to employees in share-based payment transactions at fair value and non-public entities may elect to measure their liabilities to employees incurred in share-based payment transactions at their intrinsic value, whereas under SFAS 123 all share-based payment liabilities were measured at their intrinsic value.

(ii) Non-public entities are required to calculate fair value using an appropriate industry sector index for the expected volatility of its share price, if it is not practicable to estimate the expected volatility of the entity's share price.

(iii) Entities are required to estimate the number of instruments for which the requisite service is expected to be rendered as opposed to accounting for forfeitures as they occur.

         SFAS 123R also clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or a liability and attributing compensation cost to reporting periods. SFAS 123R does not change the accounting guidance for share-based payment transactions with parties other than employees provided in SFAS 123 as originally issued in EITF 96-18. SFAS 123R also does not address the accounting for employee share ownership plans which are subject to Statement of Position 93-6, "Employers' Accounting for Employee Stock Ownership Plans". The Company will be required to apply SFAS 123R as of the first annual reporting period that begins after June 15, 2005. The adoption of this new pronouncement is not expected to have a material effect on the Company's consolidated financial position or results of operations.

CANADIAN PRONOUNCEMENTS

The Company believes that there are no new Canadian pronouncements which will have a material effect on the Company's consolidated financial position or results of operations.

EXCHANGE RATE HISTORY

The following table sets forth the average exchange rate for one Canadian dollar expressed in terms of one US dollar for the fiscal years ended May 31, 2006, 2005, 2004, 2003 and 2002.

           PERIOD                                  AVERAGE

           June 1, 2005 - May 31, 2006              0.8581
           June 1, 2004 - May 31, 2005              0.7984
           June 1, 2003 - May 31, 2004              0.7443
           June 1, 2002 - May 31, 2003              0.6574
           June 1, 2001 - May 31, 2002              0.6377


The following table sets forth high and low exchange rates for one Canadian dollar expressed in terms of one US dollar for the six-month period ended October 31, 2006.

           MONTH                        HIGH                 LOW

           October 2006                0.8965               0.8784
           September 2006              0.9048               0.8872
           August 2006                 0.9037               0.8840
           July 2006                   0.8999               0.8760
           June 2006                   0.9098               0.8896
           May 2006                    0.9100               0.8906


Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

The noon rate of exchange on November 30, 2006, reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was CDN$1.1413 (US$0.8762 = CDN$1.00).

RISK FACTORS

The securities of the Company are highly speculative. A prospective investor or other person reviewing the Company should not consider an investment unless the investor is capable of sustaining an economic loss of the entire investment. The Company has, in the past, conducted business in the petroleum and natural gas industry and computer software industry. As of the date of this annual report, the Company no longer is active in these industries, and instead currently conducts mineral exploration activities and is in the process of constructing a conventional cyanidation plant and related infrastructure to produce gold, silver and other minerals from its mining concessions in Mexico. The financing, exploration, development and production of any of the Company's mineral properties is subject to a number of factors including commodity prices, laws and regulations, political conditions, currency fluctuations, hiring qualified people and obtaining necessary services in jurisdictions where the Company operates. The current trends relating to these factors could change at any time and negatively affect the Company's operations and business.

The following is a brief discussion of those distinctive or special characteristics of the Company's operations and industry which may have a material impact on, or constitute risk factors in respect of the Company's future financial performance.

THE COMPANY'S PROPERTIES ARE LOCATED IN MEXICO AND ARE SUBJECT TO CHANGES IN POLITICAL CONDITIONS AND REGULATIONS.

In the past, Mexico has been subject to political instability, changes and uncertainties, which may cause changes to existing governmental regulations affecting mineral exploration and mining activities. The Company's operations and properties are subject to a variety of governmental regulations including, among others: regulations promulgated by the Secretaria del Medio Ambiente, Recursos Naturales y Pesca (Mexico, Secretariat of the Environment, Natural Resources and Fisheries) ("SEMARNAP"), Mexico's environmental protection agency; the Mexican Mining Law; and the regulations of the Comision National del Aqua with respect to water rights. The Company's mineral exploration and any future mining activities in Mexico may be adversely affected in varying degrees by changing government regulations relating to the mining industry or shifts in political conditions that increase the costs related to the Company activities or maintaining its properties. Operations may also be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety. The Company does not carry political risk insurance.

In addition, the Company's properties may be affected by government regulations and treaties, as well as by laws and policies of Canada affecting foreign trade, investment and taxation. In addition, it may be difficult to enforce judgments obtained in Canadian courts against assets located outside of Canada.

THE BUSINESS OF EXPLORATION FOR MINERALS AND MINING INVOLVES A HIGH DEGREE OF RISK, AS FEW PROPERTIES THAT ARE EXPLORED ARE ULTIMATELY DEVELOPED INTO PRODUCING MINES.

Continued exploration of the Company's project depends on satisfactory exploration results. Mineral exploration involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. The long-term profitability of the Company's operations will be, in part, directly related to the cost and success of its exploration programs, which may be affected by a number of factors beyond the Company's control.

Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of gold ("Au"), silver ("Ag") and other metals, any of which could result in work stoppages, damage to property, and possible environmental damage. Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the reserves and to build the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineral deposit, no assurance can be given that the contained minerals will be discovered in sufficient quantities to justify commercial operations or that the Company will be able to raise sufficient funds for development. The economics of developing gold, silver and other mineral properties is affected by many factors including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection.

Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explorations, cave-ins, landslides and the inability to obtain suitable adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs.

The Company does not have producing mines at this time. Properties on which mineral reserves are not found will have to be discarded causing the Company to write each respective property off, thus sustaining a loss.

NO  ASSURANCE  CAN BE  GIVEN  REGARDING  THE  COMMERCIAL  VIABILITY  OF  MINERAL
DEPOSITS.

All of the Company's property interests are in the exploration stage and do not contain any "reserves", as that term is defined in Guide 7. The term "reserves" is defined in Guide 7 as "that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination." Guide 7 is available from the SEC's website at:
HTTP://WWW.SEC.GOV/DIVISIONS/CORPFIN/FORMS/INDUSTRY.HTM#SECGUIDE7. Additionally,
the Company has no Mineral Resources or Reserves as defined by NI 43-101 and no assurance can be given that any particular level of recovery of minerals will in fact be realized or will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. In addition, the grade of mineralization ultimately mined may differ from that indicated by the mining and processing of bulk samples or drilling results, and such differences could be material. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations, inaccurate or incorrect geologic, metallurgical or engineering work, and work interruptions, among other things. Short term factors, such as the need for orderly development of deposits or the processing of new or different grades, may have an adverse effect on mining operations or the results of operations. There can be no assurance that minerals recovered in small-scale laboratory tests will be duplicated in large-scale tests under on-site conditions or in production scale operations. Material changes in reserves or resources, grades, stripping ratios or recovery rates may affect the economic viability of projects.

THE COMPANY HAS NOT OBTAINED AN INDEPENDENT FEASIBILITY REPORT

The Company has engaged expert independent technical consultants to advise it with respect to the potential of its various mineral property interests and project engineering, among other things. The Company believes that those experts are competent and that they have carried out their work in accordance with internationally recognized industry standards. However, if the work conducted by those experts is ultimately found to be incorrect or inadequate in any material respect, the Company may experience delays and increased costs in developing its properties.

The Company is in the final phase of constructing a 200 tonne/day conventional mill near the Mina Real mine which is expected to be in operation by the end of December, 2006, but an independent feasibility study on the Mina Real project has not been conducted, which may increase the risk that the Company's planned operations are not economically viable. The Company has relied on the work of management, an outside consultant and the project manager in Mexico, who has extensive experience in similar size projects from the construction and operational perspective.

THE PRICES OF METALS FLUCTUATE IN THE MARKET AND SUCH FLUCTUATIONS COULD NEGATIVELY IMPACT THE COMPANY'S ABILITY TO RAISE FUNDING AND MAY CAUSE CERTAIN ACTIVITIES TO BECOME UNECONOMIC.

The Company's revenues, if any, are expected to be, in large part, derived from the mining and sale of silver, gold and other minerals either "as is" i.e. in the ground, or as refined metal. Factors beyond the control of the Company may affect the marketability of any substances discovered and/or produced. The prices of various metals have experienced significant movement over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs in major mineral producing regions. Variations in the market prices of metals may impact on the Company's ability to raise funding to conduct exploration of properties acquired by the Company. In addition, any significant fluctuations in metal prices will impact on the economic viability of the Company's projects and it's decision to accelerate or reduce its exploration activities.

THE COMPANY MAY NOT HAVE PROPER TITLE TO ITS PROPERTIES AND, AS A RESULT, MAY INCUR SIGNIFICANT EXPENSES TO OBTAIN PROPER TITLE, OR MAY HAVE TO ABANDON ANY SUCH PROPERTY.

The Company has under option mineral claims or concessions which constitute the Company's property holdings. The ownership and validity of mining claims and concessions are often uncertain and may be contested. In those jurisdictions where the Company has property interests, the Company makes a search of mining records in accordance with mining industry practices to confirm that it has acquired satisfactory title to its properties but does not obtain title insurance with respect to such properties. The possibility exists that title to one or more of its concessions, particularly title to undeveloped claims, might be defective because of errors or omissions in the chain of title, including defects in conveyances and defects in locating or maintaining such claims, or concessions. The boundaries of some of the Company's property interests have not been surveyed and, therefore, the precise location and area of these mining properties may be in doubt. The Company is not aware of challenges to the location or area of its unpatented mining claims. The Company does not have title to most of the surface rights to the Mina Real Property. The surface rights to the property are mostly held by local farmers. The Company will need to enter into agreements with the holders of the title to the surface rights in order to obtain such surface rights to the property. There can be no assurance that these surface rights will be secured on terms acceptable to the Company.

MEXICO IS A DEVELOPING COUNTRY AND OBTAINING FINANCING OR FINDING, HIRING AND MAINTAINING QUALIFIED PEOPLE OR OBTAINING ALL NECESSARY SERVICES AND CONTRACTORS FOR THE COMPANY'S OPERATIONS IN MEXICO MAY BE DIFFICULT.

The Company's principal project is located in Mexico, which is a developing country, and it may be difficult for the Company to obtain necessary financing for its planned exploration or development activities in Mexico. Although all of the Company's current senior operational management and employees are Mexican, the Company will need to hire additional employees or consultants in Mexico to assist the Company to conduct its operations in accordance with local laws in Mexico. The Company also plans to purchase certain supplies and retain the services of various companies in Mexico to meet its future business plans. It may be difficult to find, hire or retain qualified people in the mining industry who are situated in Mexico or to obtain all of the necessary services or expertise in Mexico or to conduct operations on its projects at reasonable rates. If qualified people and services or expertise cannot be obtained in Mexico, the Company may need to seek and obtain those services from people located outside of Mexico which will require work permits and compliance with applicable laws and could result in delays and higher costs to the Company to conduct its operations in Mexico.

THE COMPANY'S ACTIVITIES ARE SUBJECT TO ENVIRONMENTAL REGULATIONS.

The operations of the Company are subject to environmental regulations promulgated by government agencies from time to time. Specifically, the Company's activities are subject to regulation by SEMARNAP. Regulations require that an environmental impact statement, known in Mexico as a Manifesto Impacto Ambiental, be prepared for submission to SEMARNAP. Studies required to support the Manifesto Impacto Ambiental include a detailed analysis of the following areas: soil, water, vegetation, wildlife, cultural resources and socio-economic impacts. The Company must also provide proof of local community support for a project to gain final Manifesto Impacto Ambiental approval. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees.

Although the Company has received all the necessary environmental approvals and permitting for its mining and milling operations at the Mina Real project, amendments to current laws, regulations and permits governing activities of mineral exploration companies or more stringent implementation thereof could require increases in exploration or production expenditures, or require delays in exploration, mining and milling operations or abandonment of new mineral properties.

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

THE PRICE OF THE COMPANY'S COMMON SHARES IS SUBJECT TO MARKET FLUCTUATIONS AND VOLATILITY WHICH MAY NOT BE RELATED TO THE COMPANY'S OPERATIONS AND SUCH FLUCTUATIONS MAY IMPACT THE COMPANY'S ABILITY TO COMPLETE EQUITY FINANCINGS.

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly junior natural resources exploration companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the Company's common shares fluctuated from a high of $1.55 to a low of $0.47 during the 12-month period ending October 31, 2006. Continued price fluctuations will have a significant impact on the Company's ability to complete equity financings.

THE COMPANY'S OPERATION IN MEXICO SUBJECTS THE COMPANY TO FOREIGN CURRENCY FLUCTUATIONS WHICH MAY INCREASE THE COMPANY'S EXPENSES AND, IN THE EVENT THE COMPANY ACHIEVES PROFITABILITY, REDUCE THE COMPANY'S PROFITABILITY.

The Company's operation in Mexico makes it subject to foreign currency fluctuation and such fluctuation may adversely affect the Company's financial position and results. The Canadian dollar varies under market conditions. The Company maintains its cash and cash equivalent amounts primarily in Canadian and U.S. denominated currencies. The currency exchange rate between U.S. dollars and Canadian dollars fluctuated between US $0.8760 and US $0.9100 for one Canadian dollar during the six-month period ending October 31, 2006. The Company does not currently engage in hedging activities.

THE COMPANY IS DEPENDENT ON KEY PERSONNEL AND THE ABSENCE OF ANY OF THESE INDIVIDUALS COULD RESULT IN A SIGNIFICANTLY NEGATIVE EFFECT ON THE COMPANY.

The Company strongly depends on the business and technical expertise of its management and key personnel. There is little possibility that this dependence will decrease in the near term. As the Company's operations expand, additional general management resources will be required, especially if the Company encounters risks that are inherent in doing business in foreign countries. The Company is dependent, in particular, on Douglas Good, the President, Chief Executive Officer ("CEO") and acting Chief Financial Officer ("CFO") of the Company, the experience and expertise of its board of directors and advisory committee, and the expertise and experience of Mr. Alfredo Parra, a director and in-house Qualified Person for the Company and the President of Mina Real. The Company does not maintain key-man life insurance on any personnel. If the services of the Company's management and key personnel were lost, it could have a material adverse effect on future operations.

THE REGISTRANT'S SUCCESS DEPENDS ON PERFORMANCE AND SERVICE OF INDEPENDENT CONTRACTORS

The Registrant's success depends to a significant extent on the performance and continued service of certain independent contractors. The Registrant has contracted the services of professional miners, drillers and others for exploration, mining environmental, construction and engineering services. Poor performance by such contractors or the loss of such services could delay the exploration projects on the Registrant's property resulting in a reduction of share value.

THE COMPANY IS IN COMPETITION WITH OTHER MINING COMPANIES THAT HAVE GREATER RESOURCES AND EXPERIENCE.

The mineral exploration and development business is intensely competitive, and the Company competes with other exploration and mining companies, many of which have greater resources and experience. Competition in the precious metals mining industry is primarily for mineral rich properties which can be developed and produced economically; the technical expertise to find, develop, and produce such properties; the labour to operate the properties; and the capital for the purpose of financing development of such properties. Many competitors not only explore for and mine precious metals, but also conduct refining and marketing operations on a worldwide basis and some of these companies have much greater financial and technical resources than the Company. Such competition may result in the Company being unable to acquire desired properties, recruit or retain qualified employees or acquire the capital necessary to fund its operations and develop its properties. The Company's inability to compete with other mining companies for these mineral deposits could have a material adverse effect on the Company's results of operation and business.

THE COMPANY MAY INCUR LIABILITY FOR CERTAIN RISKS AGAINST WHICH THE COMPANY DOES NOT HAVE INSURANCE, WHICH COULD REDUCE OR ELIMINATE ANY FUTURE PROFITABILITY AND NEGATIVELY IMPACT THE PRICE OF THE COMPANY'S SHARES.

In the course of exploration of mineral concessions, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company

THE  COMPANY  HAS LIMITED  FINANCIAL  RESOURCES  AND IF THE COMPANY IS UNABLE TO
SECURE  ADDITIONAL  FUNDING  OR  IF  THE  COMPANY'S   EXPLORATION  PROGRAMS  ARE
UNSUCCESSFUL, THE COMPANY MAY FAIL.

The Company has limited financial resources, a history of losses, no revenues, and has no assurance that additional funding will be available to it. As of May 31, 2006, the Company had working capital of $3,536,076. The Company is currently funding the construction of the cyanidation processing plant and related infrastructure at its Mina Real Property. In addition, exploration and development activities may change due to ongoing results and recommendations which may entail significant funding or exploration commitments. The Company may also acquire additional properties.

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

THE COMPANY HAS NO HISTORY OR  EXPERIENCE  IN THE  START-UP  AND  OPERATION OF A
MINING  AND  MILLING  OPERATION  AND,  AS  A  RESULT,   ITS  ACTIVITIES  MAY  BE
UNSUCCESSFUL.

To date the Company has no experience in the start-up and operation of a mining and milling operation. There can be no assurance that the Company will generate profits in the future. The Company has experienced, on a consolidated basis, losses in the years of its operations. There is no assurance that the Company will be able to achieve and maintain profitable operations. The likelihood of success of the Company must be considered in light of the problems, expenses, difficulties, complication and delays frequently encountered in connection with the establishment of any new business. There is no assurance that the Company can generate revenues, operate profitably, or provide a return on investment, or that it will successfully implement its plans.

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

TRADING OF THE COMPANY'S COMMON SHARES HAS BEEN LIMITED AND INVESTORS MAY NOT BE ABLE TO RE-SELL THEIR SHARES IN A TIMELY MANNER.

To date, there has been limited trading of the Company's shares of common stock on the Over-the-Counter Bulletin Board system (the "OTCBB"), the Frankfurt Stock Exchange Open Market and the TSXV. Therefore, persons purchasing shares of the Company's common stock may not be able to resell the shares in a timely manner.

THE COMPANY'S OPERATIONS ARE SUBJECT TO GOVERNMENT REGULATIONS WHICH MAY SUBJECT THE COMPANY TO PENALTIES FOR FAILURE TO COMPLY AND MAY LIMIT THE COMPANY'S ABILITY TO CONDUCT EXPLORATION ACTIVITIES AND COULD CAUSE THE COMPANY TO DELAY OR ABANDON ITS PROJECTS.

The Company's operations are also subject to national and local laws and regulations governing prospecting, taxes, labor standards, occupational health, land use, environmental protection, mine safety, and others which currently or in the future may have a substantial adverse impact on the Company. In order to comply with applicable laws, the Company may be required to make capital expenditures until a particular problem is remedied. Existing and possible future environmental legislation, regulation and action could cause additional expense, capital expenditures, restriction and delays in the activities of the Company, the extent of which cannot be reasonably predicted. Violators may be required to compensate those suffering loss or damage by reason of their mining activities and may be fined if convicted of an offence under such legislation.

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

THE COMPANY MAY NOT BE ABLE TO OBTAIN SUPPLIES AND INFRASTRUCTURE NECESSARY TO CONDUCT FUTURE EXPLORATION PROGRAMS AND, AS SUCH, MAY HAVE TO DELAY OR ABANDON ITS PROJECTS.

Property interests acquired in the future may not be in developed areas and the availability of infrastructure (water and power, and in some areas roads) at an economically feasible cost cannot be assured. Power is an integral requirement of any production facility on such properties. In the event the Company is unable to obtain water or power at any of the properties in which the Company may obtain an interest, the Company may not be able to conduct its exploration activities, or in the event the Company discovers mineralization, the Company may not be able to begin a development program, in which case the Company may lose its interest in the property or may have to abandon the property.

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

The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter. The Company does not currently have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's proposed business operations. The officers and directors are, so long as they are officers or directors of the Company, subject to the restriction that all opportunities contemplated by the Company's plan of operation which come to their attention, either in the performance of their duties or in any other manner, will be considered opportunities of, and be made available to the Company and the companies that they are affiliated with on an equal basis. If the Company or the companies in which the officers and directors are affiliated with both desire to take advantage of the opportunities, the said officers and directors would abstain from negotiating and voting upon the opportunity. However, all directors may still individually take advantage of opportunities if the Company declines to do so. Except as set forth above, the Company has not adopted any conflict of interest policy with respect to such transactions. In determining whether or not the Company will participate in any project or opportunity, the director will primarily consider the degree of risk which the Company may be exposed and its financial position at the time. No members of management have entered into non-competition agreements with the Company. As of the date of this annual report all material conflicts of interests which have arisen since June 1, 2003, have been described in "Item 7. Major Shareholders and Related Party Transactions - Conflicts of Interest".

If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter, and the minutes of the meeting will reflect such disclosure and abstention from voting. In determining whether or not the Company will participate in any project or opportunity, the board of directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time. The Company has no specific internal policy governing conflicts.

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

INVESTORS IN THE UNITED STATES MAY NOT BE ABLE TO ENFORCE THEIR CIVIL LIABILITIES AGAINST THE COMPANY OR ITS DIRECTORS AND OFFICERS.

It may be difficult to bring and enforce suits against the Company. The Company is a corporation domiciled in British Columbia. None of the Company's directors are residents of the United States, and all or a substantial portion of their assets are located outside of the United States. As a result, it may be difficult for U.S. holders of the Company's common shares to effect service of process on these persons within the United States or to enforce judgments obtained in the U.S. based on the civil liability provisions of the U.S. federal securities laws against the Company or its officers and directors. In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against the Company, its officers or directors predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against the Company, its officers or directors predicated upon the U.S. federal securities laws or other laws of the United States.

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


ITEM 4.  INFORMATION ON THE COMPANY.
--------------------------------------------------------------------------------

HISTORY AND DEVELOPMENT OF THE COMPANY

The Company was incorporated under the British Columbia Company Act ("BC Company Act") on September 7, 1989, as "No. 207 Sail View Ventures Ltd." On October 2, 1989, the Company changed its name from "No. 207 Sail View

Ventures Ltd." to "Ingot Properties Ltd." On June 26, 1992, the Company changed its name from "Ingot Properties Ltd." to "San Pedro Resources Ltd." On July 15, 1994, the Company changed its name from "San Pedro Resources Ltd." to "Hilton Petroleum Ltd." On March 2, 2004, the Company changed its name from "Hilton
Petroleum Ltd." to "Hilton Resources Ltd." On August 25, 2005, the Company changed its name from "Hilton Resources Ltd." to "Rochester Resources Ltd."

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

In October 2003, the Company concluded an option agreement, to acquire an interest in a gold/silver project in Mexico. The option agreement was terminated in fiscal 2005.

At the Company's annual and special meeting of shareholders held on November 18, 2004, the Company received shareholder approval to continue its corporate jurisdiction into British Columbia under the BCBCA and effective November 23, 2004, the Company changed its domicile through continuation from the Yukon Territory to British Columbia under the BCBCA. See "Item 10. Additional Information - Memorandum and Articles of Association".

On January 8, 2006, the Company entered into an option agreement (the "Mina Real Option Agreement") with ALB Holdings Ltd., a private BC holding company ("ALB"), to acquire 51% of the issued and outstanding shares in the capital of Mina Real Mexico S.A. de C.V. ("Mina Real"). Mina Real is the beneficial owner of a 100% interest in a gold/silver project comprising approximately 3,400 hectares of mineral properties located near the capital city of Tepic, in the state of Nayarit, Mexico (the "Mina Real Property"). In satisfaction of the Mina Real Option Agreement, effective October 31, 2006, the Company paid $410,000 in cash and issued 250,000 shares of its common stock to ALB, in addition to making payments of $1,500,000 towards the 2006 work program on the Mina Property and as a result directly holds a 51% equity interest in Mina Real.

On October 20, 2006, the Company entered into an agreement to acquire 100% of the issued and outstanding shares of ALB in exchange for 10,500,000 shares of the Company's common stock (the "ALB Acquisition"). Effective December 1, 2006, the ALB Acquisition was complete. As a result of its acquisition of ALB, the Company owns the remaining 49% of the issued and outstanding shares of Mina Real through ALB, and thus holds a 100% interest in Mina Real and the Mina Real Property. Additionally, under the terms of the ALB Acquisition, the Company must, subject to their consent, appoint Dr. Alfred Parra and Nick DeMare, (formerly the Company's President, CEO and acting CFO) to the Board of Directors of the Company. As of the date of this filing, Dr. Parra has been appointed to the Board and Mr. DeMare has not has been appointed to the Board.

The Company's registered office is located at Suite 1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7. The Company's head office is located at Suite 400 - 535 Howe Street, Vancouver, British Columbia, V6C 2Z4 The contact person is Douglas Good, the President, CEO and acting CFO of the Company. The telephone number is (604) 484-6614 and the facsimile number is
(604)  688-3348.  The  Company  does not have a  registered  agent in the United
States.

The Company trades on the TSXV under the symbol "RCT".

The Company is a reporting issuer in British Columbia, Alberta and Saskatchewan.

The Company's common stock trades on the Over-the-Counter Bulletin Board (the "OTC Bulletin Board") operated by the National Association of Securities Dealers under the symbol "RCTFF.OB".

The Company's common stock also trades on the Frankfurt Stock Exchange Open Market under the symbol "R5I".

BUSINESS OVERVIEW

The Company was originally engaged in the business of acquiring leasehold interests in petroleum and natural gas rights, and the exploration for and development, production and sale of petroleum and natural gas in the continental United States. The Company's remaining investments in the petroleum and natural gas rights were written off in fiscal 2003.

During fiscal 2003, the Company funded research, development and marketing of proprietary software programs using artificial intelligence. These activities were unsuccessful in developing a marketable product and the project was terminated in fiscal 2003.

On October 7, 2003 the Company finalized a heads of agreement with Minera San Jorge S.A. de C.V. ("MSJ"), a private Mexican company at arms-length to the Company, for an option to acquire a 60% interest in the El Nayar project in the state of Nayarit, Mexico. After completing an exploration program, on June 15, 2005, the Company announced it had no further work planned for the El Nayar project in Nayarit, Mexico, because the property did not meet the Company's objective of providing near-term production.

MINA REAL PROPERTY

On January 8, 2006, the Company entered into the Mina Real Option Agreement with ALB to acquire 51% of the issued and outstanding shares in the capital of Mina Real. Mina Real is the beneficial owner of a 100% interest in the Mina Real Property, a gold/silver project comprising approximately 3,400 hectares of mineral properties located near the capital city of Tepic, in the state of Nayarit, Mexico. In satisfaction of the Mina Real Option Agreement, the Company paid $410,000 in cash and issued 250,000 shares of its common stock to ALB, in addition to making payments of US$1,500,000 towards the 2006 work program on the Mina Property and as a result directly acquired a 51% equity interest in Mina Real.

On June 20, 2006, the Company entered into a Development Facility Agreement with ALB and Mina Real (the "Development Facility") under the terms of which the Company was to provide financing for the mining and milling operations and in return receive a net profits interest in the Mina Real project. Since the Company now effectively owns 100% of Mina Real, the Development Facility Agreement now represents an intra-company obligation.

As of June 2006, environmental approval and permitting were in place and the Company commenced site preparation and construction of a 200 tonnes/day conventional cyanidation processing plant and related infrastructure at the Mina Real Property. The mill is designed to allow for an increase in capacity to 300+ tonnes/day once mining operations are scaled up to support this volume of mill feed and is expected to be completed by the end of December 2006.

On October 20, 2006, the Company entered into an agreement to acquire 100% of the issued and outstanding shares of ALB in exchange for 10,500,000 shares of the Company's common stock and effective December 1, 2006, the ALB Acquisition was completed. The sole asset of ALB is the remaining 49% equity interest in Mina Real and the only liabilities of ALB are an underlying obligation of US$1.85 million to an ex-partner and a small net smelter royalty obligation on its interest in the Mina Real project. The net smelter royalty is initially set at 1% reducing to 1/2 of 1% after net smelter royalty payments reach US$500,000. The largest single shareholder of ALB was Dr. Alfredo Parra, the President of Mina Real Mexico and founder of the Mina Real project, who is now a director for the Company and its in-house Qualified Person. As a result of its acquisition of ALB, the Company owns the remaining 49% of the issued and outstanding shares of Mina Real through ALB, and thus holds a 100% interest in Mina Real and the Mina Real Property.

DISPOSITIONS

The Company did not dispose of any property interests during fiscal 2006, 2005 or 2004.

EXPLORATION EXPENDITURES

During fiscal 2006, 2005 and 2004, the Company capitalized $486,584, $66,536 and $103,971, respectively, for mineral property acquisition costs and $642,068, $415,940 and $116,611, respectively, for exploration expenditures on its mineral property interests.

SALES AND REVENUE DISTRIBUTION

As of the date of this annual report, the Company has not generated any revenues from its mineral exploration activities. Total interest and other income reported for fiscal 2006, 2005 and 2004, were as follows:

                                                        ($ in 000's)
                                               -----------------------------
                                                     Years Ended May 31,
                                               -----------------------------

                                                 2006       2005       2004
         Interest and Other Income

              Canada                           $    78    $    20    $   119
                                               =======    =======    =======

PRINCIPAL PROPERTY-MINA REAL PROPERTY, MEXICO

INTRODUCTION

As of the date of this filing, the Company has a 100% interest in the Mina Real Property. The following information pertaining to the Mina Real Property is based, in part, upon a technical report dated January 22, 2006 entitled "The Mina Real Gold-Silver Property" (the "Technical Report") prepared by Mr. Victor Jaramillo, M.Sc.(A), P.Geo., a Qualified Person. The Technical Report is incorporated herein by reference and the full text is available on SEDAR at www.sedar.com.

PROPERTY DESCRIPTION AND LOCATION

The Mina Real Property is located in the state of Nayarit, Mexico, on the Pacific coast approximately 50 kilometers southeast from the city of Tepic and within the Santa Maria del Oro District, State of Nayarit, Mexico. It comprises four mineral claims that total approximately 3,377.33 hectares. The surface rights to these properties are held mainly by local farmers, and therefore negotiations are required in order to gain access to the property in order to build roads, drill pads, and dig trenches. The on-site housing and office facilities, mill and related infrastructure are located on leased property. The property on which the Florida Mine site is located is owned by the Company's Mexican subsidiary.

See the location map on the following page.

                         MINA REAL PROPERTY LOCATION MAP

                 To view map please visit the Company's website:
               HTTP://WWW.ROCHESTERRESOURCESLTD.COM/S/MINAREAL.ASP

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

Access to the property is from the city of Tepic via Highway 15, the main north-south route along the West Coast of Mexico, to Crucero La Lobera (40 km), then 10 km by paved road to the town of Santa Maria Del Oro. From Santa Maria, approximately 22 km by gravel road the Mine area is reached.

The climate is sub-tropical and characterized by a dry and a wet season. From November to February, the region is dry and enjoys moderate temperatures ranging from lows of 10 degrees to 29 degrees Celsius. From March to July, temperatures and humidity increases with daytime temperatures up to 40 degrees Celsius.

The wet season begins in late June to early July with almost daily rainstorms. During hurricane season, in September and October, the region is prone to heavy rains.

The area is serviced by a network of roads with good access to local population centers. Highway 15, the main north-south route along the West Coast of Mexico, provides direct access to the major city of Tepic, where a full range of services is available. Most products (fuel-groceries-hardware) are brought from this city. The area has electric power and water.

Vegetation consists of thorn bushes, scrub oaks, a type of cedar and pine trees. It is possible to work on the property year-round basis, but seasonal rains may occasionally inhibit local access.

GEOLOGY, DEPOSIT TYPES AND MINERALIZATION

The state of Nayarit lies within the physiographic province known as the Sierra Madre Occidental, an extensive belt of mainly volcanic rocks overlying and intruding Precambrian to Jurassic basement rocks. Also, it lies within the Province of the Pacific Coastal Plains and its south central area is lies within the Neo-volcanic Axis Province.

The oldest rocks in the region outcrop in the deepest parts of the Rio Santiago and conform a sequence of intercalated andesitic tuffs with sandstones and graywackes. The age of these rocks is early Cretaceous to upper Jurassic. Cretaceous granite to granodiorite intrusives are emplaced in the volcano-sedimentary sequence.

Overlying the previous rocks is a series of andesite and rhyolite volcanics which are intruded by porphyry granodiorite and diabase dikes. This volcanic sequence is known as the Lower Volcanic Sequence of Oligocene age.

The Upper Volcanic Sequence consists of rhyolitic rocks (tuffs, breccias and ignimbrites) of Miocene age. Towards the late Tertiary and early Quaternary, basalts, rhyolitic and andesitic flows and pumice type tuffs were deposited. These later volcanics are known as the Neo-volcanic Axis.

The structural geology of the area comprises normal faults with NNW-SSE orientations with subsided blocks to the east and west, which form deep canyons and steep walls. The main regional lineaments are oriented NW-SE, secondary fracturing and faulting have an orientation NW-SE and NE-SW and the main regional structure is the Tepic-Zacoalco Graben.

Within this volcanic belt lies the Ceboruco Volcano, which is a Cuaternary strato-volcano typical of a subduction environment. Its last recorded eruption was in 1870. The Santa Maria del Oro Lake, just north of the town with the same name, comprises the basin of a Caldera within an 8 kilometer diameter graben. The Sanganguey Volcano is also a strato-volcano type. Both volcanoes are oriented NW-SE and are related to the Caldera of the Lake Santa Maria del Oro (Source: Mexican Geological Service, Tepic F13-8, 1998).

To the north and northwest of the mine area, most of the surface is covered by a layer (0.50 up to 2.0m thick) of pumice volcanic pyroclastics. This material is very friable and of low density. It masks any vein outcrop and on top has growth of shrubs and pine trees. The pumice dates back to the year 1870 when the Ceboruco Volcano last erupted. Most outcrops near the mine are of dacite ignimbrites and andesite flows.

Mineral deposits types found in the area are mainly low sulphidation epithermal gold silver vein deposits. A typical example of an epithermal gold-silver deposit is the Yago Mine approximately 50 kilometers north of the city of Tepic.

The Yago Mine is known to have been in production during 1993 to 1999 as Compania Minera Nueva Vizcaya S.A. de C.V., whose president was Dr. Alfredo Parra, a director and the in-house Qualified Person for the Company.

Low sulphidation veins are formed by fluids that originate from hot magma that mix with a larger amount of groundwater. The resulting fluids interact with the rock for much longer than in high sulphidation fluids, in the process dissolving silica, which is later precipitated as quartz. Gold is precipitated by protracted boiling resulting in high grade gold silver deposits associated with veins. High grade gold and silver in these veins is precipitated over vertical intervals of generally 300 to 600 meters.

In the Mine area the rocks that host the mineralized structures are andesites and rhyo-dacites at or near the boundary between the Lower and Upper Volcanic Sequences.

The mineralized structures form part of a low sulphidation epithermal gold-silver system which is composed of quartz veins that trend NW-SE. The average dip of the veins is approximately 75 degrees SW, though the veins can dip vertically or greater than 80 degrees to the NE. The width of the veins varies from 0.40 to over 2.0 meters wide.

The host rock is a dacite which shows silicification and quartz veinlets in the wall rocks adjacent to the quartz veins. The silicified selvages are narrow, generally 1 to 2 meters on each side.

The quartz veins are confined along faults and fractures with iron and manganese oxides. Some vein segments contain elevated gold and silver values, mainly due to secondary enrichment.

Structurally the mineralized area is bound by an uplifted block (horst), within which the Florida Veins are located, and a down-dropped block (graben) in which the Tajos Cuates Veins are found. These blocks are controlled by NE-SW post-mineral faults, which have also displaced the veins horizontally and vertically.

HISTORY AND GEOLOGY

The mining history of the area is not well documented. However, older local residents near the mine area relate that minor mining was conducted during 1940 and 1950. After the acquisition of the Mine area in 2000 by the Company's joint venture partner, access roads were built, old mine workings were made accessible and development work was done.

During the period 2001 to 2003 approximately 4,000 tonnes of ore was mined with an average gold content of 10 g/t gold (Mexican Geological Service Report, July
2005).

During 2001 an exploration agreement was signed with Minas de San Luis S.A. de C.V. ("Luismin"). Work included geological mapping, surface and underground sampling of accessible workings. Two diamond drill holes were drilled.

The Mina Real Property is an advanced property on which previous owners have spent over US $3 million to fund the initial high-risk exploration and development costs, including over 1,500 meters of mine development, involving five separate drifts at different elevations ranging from the 1,140 meter elevation to the 1,260 meter elevation as set out in the following diagram of the underground workings:

In April through June of 2005, approximately 4,400 tonnes of gold-silver bearing quartz material was mined from the aforementioned segment of the Florida Vein structure.

Access is good to the mine location through 2.5 kilometers of recently developed road with water and power sources close to the proposed site for construction of an initial milling operation capable of processing 200-300 tonnes per day.

To date four veins have been identified on the Mina Real Property. The Florida quartz veins 1, 2 and 3 and the Tajos Cuates vein. Other veins are known to exist but require exploration mapping and sampling. Initial development at the property consisted of five portals ranging from 20 to 50 meters apart at different elevations of the Florida vein system.

Recent geological field work, such as geological mapping, limited trenching and drill core examination, indicate that the Florida Vein system may have good continuity to the northwest for at least another kilometer from the mine area and may have a vertical continuity of over 250 meters, as observed from surface outcrop to the bottom lowermost developed adit. Though there has been limited diamond drilling on the property one hole, F2-03, was drilled through the lower levels of the area  designated  by the  above  workings  diagram.  All  three  veins  were intersected at elevations below the lowermost development adits with intersections ranging in width from 1.1 to 2.5 meters with grades of 0.52 g/t Au and 93.54 g/t Ag in the first vein, 12.73 g/t Au and 172 g/t Ag in the second vein and 5.50 g/t Au and 171 g/t Ag in the third vein.

As part of its due diligence at the Mina Real Property, Mr. Jaramillo, the author of the Technical Report, has taken 51 chip vein samples, 1 grab sample, 4 duplicates, 3 blanks and 6 standards. Also, 20 pulp samples were assayed. Some highlights of the underground chip vein samples taken include:

-----------------------------------------------------------------------------------------------------------
   Sample No.           Vein          Width(m)      Gold g/t     Silver g/t              Description
-----------------------------------------------------------------------------------------------------------
     387322          Florida 3          1.00           8.4          226             Quartz Vein Level 260
-----------------------------------------------------------------------------------------------------------
     387324          Florida 3          0.98          9.62          67.2            Quartz Vein Level 260
-----------------------------------------------------------------------------------------------------------
     387325          Florida 3          1.07          11.5          123             Quartz Vein Level 260
-----------------------------------------------------------------------------------------------------------
     387334          Florida 2          0.70          2.44          848             Quartz Vein Level 210
-----------------------------------------------------------------------------------------------------------
     387339          Florida 3          2.10          9.61          202             Quartz Vein Level 160
-----------------------------------------------------------------------------------------------------------
     387342          Florida 3          1.30          14.25         260             Quartz Vein Level 160
-----------------------------------------------------------------------------------------------------------
     387362          Florida 2          1.55          6.27          501             Quartz Vein Level 185
-----------------------------------------------------------------------------------------------------------
     387367          Florida 2          1.10          14.55         336             Quartz Vein Level 185
-----------------------------------------------------------------------------------------------------------
     387369          Florida 3          1.60          9.15          119             Quartz Vein Level 185
-----------------------------------------------------------------------------------------------------------
     387393          Florida 3          0.80          16.80         115             Quartz Vein Level 140
-----------------------------------------------------------------------------------------------------------
     387397          Florida 3          1.13          4.66          723             Quartz Vein Level 140
-----------------------------------------------------------------------------------------------------------
     387398         Tajo Cuates         1.70          2.77          1330          Quartz Vein 1 - Main adit
-----------------------------------------------------------------------------------------------------------

A vein system called Tajos Cuates, located just south of the Florida Veins, has also been visited and sampled by the Company's Qualified Person. The vein where sampled has a true width of 1.70 meters and is composed of fractured quartz and concentrations of limonite and manganese oxides. The vein appears to be a large zone of secondary enrichment. The assay returned 2.77 g/t Au and 1,330 g/t Ag.

The Mina Real Property has no mineral resources or mineral reserves which are compliant with the reporting requirements of NI 43-101 or Guide 7.

EXPLORATION AND MINE DEVELOPMENT ACTIVITIES BY THE COMPANY

In May 2006, the Company commenced Phase 1 of the 2006 Work Program. To date five different vein structures have been identified that outcrop for more than three kilometres within the Mina Real concessions. Development mining is currently taking place on three parallel vein structures known as Florida 1, 2 and 3 which had about 1,500 metres of drift development work completed prior to the commencement of the 2006 Work Program. This development area comprises an estimated average of about 250 metres of vein structure laterally and an estimated depth of over 250 metres. An intrusion has been identified north-west of the current Florida mine development followed by a continuous outcropping of the Florida vein system for about 1.1 kilometres more to the north-west.

The initial mine development plan for 2006 was to develop the Florida triple vein structure south-east of the intrusion on levels 1140, 1160, 1185 and 1210 which equates to an area averaging over 125 metres vertically and 225 metres laterally.

Phase 1 of the 2006 Work Program was to continue the excavation of Levels 1140, 1160 and 1185 of Florida 3 until the underground drift reached the projected intrusion that intersects the ore horizon on the NW portion of the mineralized structure. By November 2006, the 2006 Work Program had resulted in the excavation of Levels 1215, 1185, 1160 and 1140 of Florida 3 in mineralized rock over a length of 725 metres as indicated by channel samples taken approximately every two metres. Independent assay results received on 513 metres of the 725 metres of channel samples have averaged 12.60 grams/tonne of gold and 238 grams/tonne of silver and a width of 1.09 metres. An additional 608 metres has been developed in waste rock to prepare for ventilation, ore transportation and to cross a fault bringing the total to 1,333 metres of development mining.

Of additional importance is the consistency of the grade up to the confirmed intrusive to the NW and the indication that the grade increases with depth. When combined with the results of surface sampling to the NW of the intrusion, these results support management's contention that this high grade vein structure continues for a kilometer or more on the NW side of the intrusive.

The current phase of the 2006 Work Program involves extending the development mining to below the 1100 metre level to test grade and continuity to the base of the structure estimated to be at the 900 metre level. In addition to duplicating the development work carried out in Levels 1185, 1160 and 1140 of Florida 3 into Florida 2 and 1, a short-hole underground diamond drill program will form part of this phase of the exploration development of Florida veins 1 and 2 due to the close proximity of these two parallel vein structures. The 2006 Work Program will allow the mine engineers to develop a mining strategy to feed the 200 tonne/day mill from this explored area of Florida 1, 2 and 3.

CONSTRUCTION AND START-UP OF MILLING OPERATIONS

Site preparation for a conventional cyanidation processing plant and related infrastructure is substantially completed and the extensive concrete pad system being constructed to accommodate the various components of the mill is completed. About 3.5 kilometres of new roadway including bridge workings have been constructed between the base camp and the mill site. Power is available to the site and the local power company is proceeding with an upgrade of the power lines to the mill site to accommodate power demands in excess of a 300 tonne/day milling operation.

Construction of the plant and related infrastructure is nearing completion with start-up of milling operations expected to take place by the end of December of 2006. Initial start-up capacity is designed for 200 tonnes/day with a modular design that can be easily upgraded to at least 300 tonnes/day.

Dr. Alfredo Parra, a director of the Company and the Company's in-house Qualified Person, has reviewed the technical information contained herein. Channel samples reported were assayed by a combination of two certified and independent laboratories, ALS Chemex of North Vancouver, BC and SGS of Lakefield, Ontario. The Company has not conducted an independent feasibility study on the Mina Real project, which may increase the risk that the planned operations are not economically viable. The board has relied on the work of management, an outside consultant and the project management in Mexico, who have extensive experience in similar size projects from the construction and operational perspective.

The Company's primary strategic objective is to bring the Mina Real project to production status before the end of 2006. The Florida mine development plan is on target and the results to date, as indicated above, reinforces managements' view that sufficient mineralized feed is available to provide initial support for a 200 tonne/day mill. The material produced from the ongoing excavations is being stockpiled as initial mill feed and is estimated to exceed 6,000 tonnes by the commencement of milling operations.

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

OTHER ASSETS

As at the date of this annual report, other than its Mina Real Property interest and the construction of the mill facility the Company does not hold any material assets.

EMPLOYEES

As of the date of this annual report the Company and its subsidiaries have 38 full-time employees, including its officers, and 45 contract miners. A portion of the Company's administrative functions is provided by a private company owned by a former officer and director of the Company. In addition, the Company employs a number of consultants to perform specific functions, on an as needed basis. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions" and "Item 6. Directors, Senior Management and Employees - Management Contracts."

ORGANIZATIONAL STRUCTURE

The following chart sets forth the name of the Company's three significant subsidiaries, its respective jurisdiction of incorporation and the Company's ownership interest therein as of the date of this annual report.

                               ORGANIZATION CHART

                         ----------------------------------
                         |    ROCHESTER RESOURCES LTD.     |
                         | (British Columbia Corporation)  |
                         ----------------------------------
                           |              |           |
                         100%             |           |
                           |              |           |
   ----------------------------------     |           |
   |        ALB HOLDINGS LTD.        |   51%         60%
   | (British Columbia Corporation   |    |           |
   ----------------------------------     |           |
                               |          |           |
                               |          |   ---------------------------------
                               |          |   |  MINERA NAYARIT S.A. DE C.V.   |
                              49%         |   |("Inactive" Mexico Corporation) |
                               |          |   ---------------------------------
                               |          |
            ---------------------------------
            | MINA REAL MEXICO S.A. DE C.V.  |
            |     (Mexico Corporation)       |
            ---------------------------------


Effective December 1, 2006 the Company acquired a 100% ownership in ALB in exchange for 10,500,000 common shares of the Company. ALB's sole asset is its 49% equity interest in Mina Real Mexico S.A. de C.V. (Mina Real Mexico") which was incorporated in Mexico in January, 2006. Mina Real Mexico owns and operates the Mina Real Property. The Company directly owns the remaining 51% interest in Mina Real Mexico.

Minera Nayarit S.A. de C.V. ("Minera Nayarit"), which was incorporated on April 29, 2004 in Mexico, is an inactive corporation formed to hold and carry out the Company's earlier Mexican exploration activities. The Company is a recorded holder of 60% of the issued and outstanding common shares of Minera Nayarit. The remaining 40% of the issued and outstanding common shares of Minera Nayarit are held by MSJ, the optionor of the El Nayar Project. Although the Company has terminated the option on the El Nayar Project, as of the date of this annual report, it has not completed the transfer of its 60% interest in Minera Nayarit to MSJ.

See  "Item 4.  Information  on the  Company  -  Business  Overview  - Mina  Real
Property."

PRINCIPAL OFFICES

The Company's corporate office is located at Suite #1305, 1090 West Georgia Street, Vancouver, British Columbia, Canada, V6E 3V7. The corporate office facility is provided on a month-to-month basis by Chase Management Ltd. ("Chase") as part of its agreement with the Company. The Company also has an executive office at Suite #400 - 535 Howe Street, Vancouver, British Columbia V6C 2Z4 that is leased on a month-to-month basis at $900 per month. There is no written lease agreement for this office.

The Company's Mexican corporate offices are located at Rio Tajo #6, Entre Everest y Andes, Colonia Lindavista, Tepic, Mexico, C.P. 63110. The offices are leased on a month-to-month basis at US$700 per month. There is no written lease agreement for this office.


ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.
--------------------------------------------------------------------------------

The following discussion of the results of operations of the Company for the fiscal years ended May 31, 2006, 2005, and 2004 should be read in conjunction with the consolidated financial statements of the Company and related notes included therein.

The Company's consolidated financial statements are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP except for the differences referred to in Note 12 of the consolidated financial statements of the Company included herein.

The noon rate of exchange on November 30, 2006, reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was CDN$1.1413 (US$0.8762 = CDN$1.00). The effects of inflation and price changes have not had a material impact on the Company's income or net sales revenues during the past three years.

OVERVIEW

Since inception the Company has primarily been engaged in the mineral resource and petroleum and natural gas industries. The Company is currently a junior mineral exploration company actively engaged in the acquisition, exploration and development of the Mina Real Property, comprising 3,400 hectares of gold/silver mineral concessions located in the State of Nayarit, Mexico. Nayarit is located in the Sierra Madre Occidental range, the largest epithermal precious metal region in the world, which hosts the majority of Mexico's gold and silver deposits. The Company is constructing a cyanidation processing plant with a start-up capacity of at least 200 tonnes/day, expected to be in operation in late November 2006.

As of the date of this annual report, the Company has not commenced its milling operations and, consequently, has no current operating income or cash flow. As a result, the Company is considered an exploration stage company.

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

RESULTS OF OPERATIONS

YEAR ENDED MAY 31, 2006 COMPARED TO YEAR ENDED MAY 31, 2005

During fiscal 2006, the Company recorded a loss of $741,255 ($0.17 per share) compared to a loss of $1,108,987 ($0.56 per share) for fiscal 2005. The $367,732 decrease in loss in fiscal 2006 compared to fiscal 2005 is primarily attributed to the $703,058 write-off of the El Nayar Project in fiscal 2005, partially offset by an increase in general and administrative expenses in fiscal 2006 as a result of increased Company activities.

General and administrative expenses of $742,150 were reported in fiscal 2006, an increase of $350,973, from $391,177 in fiscal 2005. Specific expenses of note during fiscal 2006 and 2005 are as follows:

         - during fiscal 2006, the Company incurred accounting, management and administrative fees of $53,415 (2005 - $78,788) provided by Chase Management Ltd., a private company owned by Mr. Nick DeMare, a former director of the Company;
         - during fiscal 2006 compensation totaling $134,338 was paid to senior executives;
         - during fiscal 2006, the Company recorded a write-off of $10,000 due to the uncertainty of collection of the amount receivable from the Company's former joint venture partner. The Company is pursuing collection;
         -    during  fiscal 2006,  the Company  incurred  professional  fees of
              $91,167. The amount includes $42,500 paid to Canaccord Capital Corporation for fiscal advisory services and $31,917 paid to Company directors for professional services;
         - regulatory fees, shareholder costs and transfer agent fees increased by $18,091, from $21,416 in fiscal 2005 to $39,507 in fiscal 2006, mainly due to the costs of the Company's share consolidation and name change conducted in fiscal 2006;
         - during fiscal 2006, the Company issued 50,000 common shares, at a fair value of $30,500, to Canaccord Capital Corporation for corporate finance fees;
         - recorded general exploration costs of $24,588 for remaining exploration and related costs on the El Nayar Project in Mexico which was discontinued at the end of the 2005 fiscal year, and review of potential mineral properties;
         - during fiscal 2006, the Company sold marketable securities for $47,280, resulting in a gain of $40,980;
         - during fiscal 2006, the Company recorded $256,159 (2005 - $138,725) for non-cash stock-based compensation on the granting of options;
         - during fiscal 2006, the Company recorded corporate development costs of $37,360 relating to participation in international investment conferences to increase market awareness; and
         - during fiscal 2006, the Company incurred travel costs of $24,207 (2005 - $12,173) for ongoing mine site visits to Mexico and investment conferences.

As the Company is in the exploration stage, it has no revenue. Interest income is generated from cash held with the Company's financial institution. During fiscal 2006, the Company reported interest income of $36,556 as compared to $2,362 during fiscal 2005. The increase is attributed to higher levels of cash held during fiscal 2006.

During fiscal 2006 the Company spent $791,152 on exploration activities on the Mina Real Property. Exploration activities conducted in fiscal 2006 are described in "Exploration Projects" in this MD&A.

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

LIQUIDITY AND CAPITAL RESOURCES

To date the Company has not received any revenues from its mineral exploration activities and has relied on equity financing to fund its commitments and discharge its liabilities as they come due. As at the date of this report, the Company had working capital of $1,400,000. In addition to the estimated US$900,000 required to complete the construction of the mill and related infrastructure, the Company's 100% owned subsidiary, ALB, has an unsecured loan obligation of US$1.85 million to an ex-partner which is repayable at the rate of US$75,000 per month plus interest at 10% per annum, calculated and payable monthly. The Company does not have any other loans or bank debt and there are no restrictions on the use of its cash resources.

While the Company believes that it has sufficient financial resources to complete construction of the mill facility and provide adequate working capital for start-up operations through to profitability, exploration and development activities may change due to ongoing results and recommendations which may entail significant additional funding or exploration commitments. As a result, the Company may be required to obtain additional financing. The Company has relied solely on equity financing to raise the requisite financial resources. While it has been successful in the past, there can be no assurance that the Company will be successful in raising future financing should the need arise.

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

RESEARCH AND DEVELOPMENT

During fiscal 2006, 2005 and 2004, the Company incurred $486,584, $66,536 and $103,971 respectively, for mineral property acquisition costs and $642,068, $415,940 and $116,611, respectively, for exploration costs on its mineral property interests.

OFF BALANCE SHEET ARRANGEMENTS

The Company does not have any material off balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

CONTRACTUAL OBLIGATIONS

Other than current contractor obligations relating to the completion of the construction of the mill and related infrastructure estimated at US$900,000, the Company does not have any contractual obligations. The construction of the mill is scheduled to be completed by the end of December 2006.


ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.
--------------------------------------------------------------------------------

DIRECTORS AND SENIOR MANAGEMENT

The names, positions held with the Company and terms of office of each director and officer of the Company as of the date of this annual report, are as follows:

Name                            Position with the Company                         Term of Office (for each office
                                                                                  held)

DOUGLAS GOOD (1)<F1>            President, Chief Executive                        November 2005 to present
                                Officer, Acting Chief Financial Officer
                                and Director

GIL LEATHLEY                    Director                                          January 2006 to present

ALFREDO  PARRA                  Director                                          December 1, 2006 to present

WILLIAM LEE (1)<F1>             Director                                          September 1995 to present

ANDREW CARTER (1)<F1>           Director                                          July 2003 to present

HARVEY LIM                      Corporate Secretary                               June 1997 to present

(1)<F1>  Member of the Audit Committee.

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

Douglas Good (Age 65), Director, President, Chief Executive Officer and Acting Chief Financial Officer

Mr. Good has an extensive background in providing strategic planning, corporate restructuring, finance and senior management services to a range of companies in the start-up and early development phase. He has served as a director and in senior management positions of various public and private companies in the healthcare, software, mining and automotive industries in the US and in Canada. Mr. Good was a co-founder of Sonus Corp., a hearing healthcare provider, which grew from a single clinic in 1990 to a major North American provider of hearing healthcare. Mr. Good also has a strong background in commercial banking and leasing. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest."

Dr. Alfredo Parra (Age 57), Director and President and General Manager, Mina Real Mexico S.A. de C.V.

Dr. Parra has an extensive background in mining exploration and operations at a senior management level. He was employed by CIA Minera Penoles from 1973-1978 in roles ranging from Mine Production Superintendent to General Manager. After obtaining his MSc. and PhD in Mineral Economics in 1982 from the Colorado School of Mines, Dr. Parra returned for a brief period as General Manager for CIA Minera Penoles before taking on the position as Vice President of Kennecott where he stayed until 1985. For the following seven years he assumed various executive positions in the mining industry leading up to President and CEO from the period 1987 through to 1992. For the past 12 years, Dr. Parra has run his own exploration and development company where, for the past three years, he has concentrated on developing the Mina Real property to its current state. Dr Parra is a QP Member of the Mining and Metallurgical Society of America with special expertise in Mining. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest."

Gillyeard Leathley (Age 69), Director

Mr. Leathley has worked in the mining industry since 1962. He has held various senior positions with major mining companies with his last position being Senior Vice-President and Chief Operating Officer of Homestake Resources. Since 2000, Mr. Leathley has been an independent consultant to several senior and junior mining companies. His operating experience in the planning, construction and operation of numerous mining and milling operations will be an asset to the Company.

William Lee (Age 53), Director

Mr. Lee holds a Bachelor of Commerce degree from the University of British Columbia and is a member in good standing of the Institute of Chartered Accountants of British Columbia. He has been a financial officer or controller of several public and private companies since 1986 and, prior, thereto, was a Senior Audit Manager at Deloitte & Touche. Prior to March 1995, Mr. Lee was employed as the Chief Financial Officer of Sanctuary Woods Multimedia Corp. From March 1995 to June 1996, Mr. Lee was employed as the Chief Financial Officer of Wildwood Interactive Inc. From June 1996 to March 2004, Mr. Lee was employed as the Chief Financial Officer of IMA Exploration Inc., a public company engaged in the exploration of mineral properties. From July 2004 to December 2005, Mr. Lee was employed as a business analyst of Ivanhoe Mines Ltd., a public company engaged in the exploration for and production of oil and natural gas. Since January, 2006, Mr. Lee has been employed as the Chief Financial Officer of Jinshan Gold Mines Inc. a publicly trading mineral exploration company based in Vancouver, British Columbia. Mr. Lee currently serves as an officer and director of other public reporting companies. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest."

Andrew Carter (Age 59), Director

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

Harvey Lim (Age 48), Corporate Secretary

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

COMPENSATION

During the fiscal year ended May 31, 2006, the directors and officers of the Company, as a group, had received or charged the Company a total of $115,137 for services rendered by the directors and officers or companies owned by the individuals.

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

"Named Executive Officers" means the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") of the Company, regardless of the amount of compensation of those individuals, and each of the Corporation's three most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recent fiscal year and whose total salary and bonus amounted to $150,000 or more. In addition, disclosure is also required for any individuals whose total salary and bonus during the most recent fiscal year was $150,000 whether or not they are an executive officer at the end of the fiscal year.

During the fiscal year ended May 31, 2006, the Company had three Named Executive Officers, Douglas Good, the Company's current President, Chief Executive Officer ("CEO") and acting Chief Financial Officer ("CFO"), and Des O'Kell and Nick DeMare, the Company's former Presidents, CEOs and acting CFOs.

The following table sets forth the compensation awarded, paid to or earned by the Named Executive Officer during the financial years ended May 31, 2006, 2005 and 2004:

------------------------------------------------------------------------------------------------------------------------
                                          Annual Compensation            Long Term Compensation
                                   ------------------------------ -------------------------------------
                                                                           Awards             Payouts
                                                                  -------------------------- ----------
                                                        Other      Securities   Restricted
                                                       Annual        Under       Shares or               All Other
       Name and                                        Compen-    Options/SARs  Restricted   LTIP         Compen-
  Principal Position       Year    Salary    Bonus     sation       Granted     Share Units   Payouts     sation
                                     ($)      ($)        ($)          (#)           (#)         ($)         ($)
------------------------------------------------------------------------------------------------------------------------
Douglas Good(1)<F1>        2006    78,887     Nil        N/A        253,000         Nil         Nil      6,000(2)
President, CEO,         ------------------------------------------------------------------------------------------------
acting CFO and             2005      N/A      N/A        N/A          N/A           N/A         N/A         N/A
director                ------------------------------------------------------------------------------------------------
                           2004      N/A      N/A        N/A          N/A           N/A         N/A         N/A
------------------------------------------------------------------------------------------------------------------------
Des O'Kell(1)<F1>(3)<F3>   2006      Nil      Nil     20,500(4)<F4>  22,000         Nil         Nil         Nil
former President,       ------------------------------------------------------------------------------------------------
CEO, acting CFO            2005      N/A      N/A        N/A          N/A           N/A         N/A         N/A
and director            ------------------------------------------------------------------------------------------------
                           2004      N/A      N/A        N/A          N/A           N/A         N/A         N/A
------------------------------------------------------------------------------------------------------------------------
Nick DeMare(1)<F1>(3)<F3>  2006      Nil      Nil        Nil         50,000(5)<F5>  Nil         Nil      30,990(6)<F6>
former President,       ------------------------------------------------------------------------------------------------
CEO, acting CFO and        2005      Nil      Nil        Nil         20,500         Nil         Nil      78,788(6)<F6>
director                ------------------------------------------------------------------------------------------------
                           2004      Nil      Nil        Nil          8,500         Nil         Nil      72,100(6)<F6>
------------------------------------------------------------------------------------------------------------------------

NOTES:

(1)<F1> On November 25, 2005, Des O'Kell resigned as the President, CEO, acting CFO and a director of the Company and Douglas Good was appointed as the President, CEO, acting CFO and a director of the Company.
(2)<F2>  Salary paid to Barbara Good, spouse of Douglas Good.
(3)<F3> On June 28, 2005, Nick DeMare resigned as the President, CEO and acting CFO of the Company and Des O'Kell was appointed as a director and the President, CEO and acting CFO of the Company. On November 25, 2005, Mr. DeMare resigned as a director of the Company.
(4)<F4> Paid to Eland Jennings Investor Services Inc. ("Eland Jennings"), a private company owned by Des O'Kell.
(5)<F5>  Granted  to  Chase.  See "Management Contracts".
(6)<F6> Paid to Chase Management Ltd.("Chase"), a private company owned by Nick DeMare, a former director and officer of the Company. Chase personnel provides accounting, professional, secretarial and administrative services to the Company.

LONG-TERM INCENTIVE PLANS - AWARD IN MOST RECENTLY COMPLETED FINANCIAL YEAR

The Company has no long-term incentive plans in place and therefore there were no awards made under any long-term incentive plan to the Named Executive
Officers  during  the  Company's  most  recently  completed  financial  year.  A
"Long-Term Incentive Plan" is a plan under which awards are made based on performance over a period longer than one financial year, other than a plan for options, SARs (stock appreciation rights) or restricted share compensation.

OPTIONS AND SHARE APPRECIATION RIGHTS

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

The following table sets forth stock options granted to the Named Executive Officers during the financial year ended May 31, 2006:

-----------------------------------------------------------------------------------------------------------------
                                           % of Total                          Market Value of
                          Securities      Options/SARs                           Securities
                            Under          Granted to                            Underlying
                         Options/SARs     Employees in       Exercise or       Options/SARs on       Expiration
Name                       Granted       Financial Year      Base Price       the Date of Grant         Date
                             (#)               (%)          ($/Security)        ($/Security)
-----------------------------------------------------------------------------------------------------------------
Douglas Good                60,500            8.40%             0.50                0.59             Nov. 10/08
                           192,500           26.74%             0.62                0.77             Jan. 17/09
                           253,000           35.14%
-----------------------------------------------------------------------------------------------------------------

Des O'Kell                   22,000            3.06%            0.50                0.59             Nov. 10/08
-----------------------------------------------------------------------------------------------------------------

Nick DeMare                50,000 (1)<F1>      6.94%            0.62                0.77             Jan. 17/09
-----------------------------------------------------------------------------------------------------------------

NOTE:
(1)<F1>   Granted to Chase.

Aggregated Option/ SAR Exercises During the Most Recently Completed Financial Year and Financial Year -End Option/ SAR Values

The following table sets out details of all the incentive stock options, both exercised and unexercised, for the Named Executive Officers during the financial year ended May 31, 2006:

---------------------------------------------------------------------------------------------------------------------
                                                                      Unexercised           Value of Unexercised
                             Securities                             Options/SARs at        in the Money Options at
                            Acquired on      Aggregate Value      Financial Year -End      Financial Year -End (1)<F1>
          Name                Exercise          Realized             Exercisable /              Exercisable /
                                (#)                ($)               Unexercisable              Unexercisable
                                                                          (#)                        ($)
---------------------------------------------------------------------------------------------------------------------
Douglas Good                    Nil                N/A               253,000 / Nil              103,400 / Nil
---------------------------------------------------------------------------------------------------------------------
Des O'Kell                      Nil                N/A               22,000 / Nil                11,000 / Nil
---------------------------------------------------------------------------------------------------------------------
Nick DeMare                     Nil                N/A            50,000(2)<F2> / Nil            19,000 / N/A
---------------------------------------------------------------------------------------------------------------------

NOTE:
(1)<F1>  The closing price of the Company's shares on May 31, 2006 was $1.00.
(2)<F2>  Held by Chase.

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

The Company does not have any compensatory plan(s), contract(s) or arrangement(s) with respect to the resignation, retirement or any other termination of the Named Executive Officers' employment, a change of control of our Company or a change in the Named Executive Officers' responsibilities following a change in control, which entitle Named Executive Officers to receive from the Company an amount, including all period payments or installments, exceeding $100,000.

COMPENSATION OF DIRECTORS

CASH COMPENSATION

The directors receive cash compensation in the form of professional fees in the amount of $5,000 annually, plus $500 per board meeting attended and $250 per committee meeting attended. During the financial year ended May 31, 2006, the Company paid a total of $36,250 for professional and consulting fees to its directors who are not the Named Executive Officers of the Company.

NON-CASH COMPENSATION

The directors receive non-cash compensation in the form of stock option grants from time to time, which allocation is made by the Board as a whole. The following table sets forth stock options granted by the Company during the financial year ended May 31, 2006 to the directors who are not the Named Executive Officers of the Company:

-----------------------------------------------------------------------------------------------------------------
                                                 % OF TOTAL                      MARKET VALUE OF
                                SECURITIES      OPTIONS/SARS                       SECURITIES
                                  UNDER          GRANTED TO                        UNDERLYING
                               OPTIONS/SARS     EMPLOYEES IN     EXERCISE OR     OPTIONS/SARS ON      EXPIRATION
           NAME                  GRANTED       FINANCIAL YEAR     BASE PRICE    THE DATE OF GRANT        DATE
                                   (#)               (%)         ($/SECURITY)     ($/SECURITY)
-----------------------------------------------------------------------------------------------------------------
Directors as a group               85,000          11.81%            0.50             0.59            Nov. 10/08
who are not Named                  75,500          10.41%            0.62             0.77            Jan. 17/09
                                  -------          -----
Executive Officers                160,500          22.22%
                                  =======          =====
-----------------------------------------------------------------------------------------------------------------

The following table sets forth details of all exercises of stock options during the financial year ended May 31, 2006 by the directors who are not the Named Executive Officers, and the financial year-end value of unexercised options:

---------------------------------------------------------------------------------------------------------------------
                                                                     UNEXERCISED          VALUE OF UNEXERCISED IN
                               SECURITIES                          OPTIONS/SARS AT          THE MONEY OPTIONS AT
                               ACQUIRED ON      AGGREGATE        FINANCIAL YEAR -END      FINANCIAL YEAR -END (1)<F1>
           NAME                 EXERCISE      VALUE REALIZED        EXERCISABLE /              EXERCISABLE /
                                   (#)             ($)              UNEXERCISABLE              UNEXERCISABLE
                                                                         (#)                        ($)
---------------------------------------------------------------------------------------------------------------------
Directors as a group
who are not Named                  Nil             N/A              160,000 / Nil               71,000 / N/A
Executive Officers
---------------------------------------------------------------------------------------------------------------------

NOTE:
(1)<F1>  The closing price of the Company's shares on May 31, 2006 was $1.00.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out, as of the end of the Company's financial year ended May 31, 2006, all information required with respect to compensation plans under which equity securities of the Company are authorized for issuance:


-------------------------------------------------------------------------------------------------------------------
                                                                                    NUMBER OF SECURITIES REMAINING
                             NUMBER OF SECURITIES TO                                 AVAILABLE FOR FUTURE ISSUANCE
                             BE ISSUED UPON EXERCISE    WEIGHTED-AVERAGE EXERCISE      UNDER EQUITY COMPENSATION
                             OF OUTSTANDING OPTIONS,       PRICE OF OUTSTANDING       PLANS (EXCLUDING SECURITIES
                               WARRANTS AND RIGHTS        OPTIONS, WARRANTS AND         REFLECTED IN COLUMN (A))
                                     RIGHTS
-------------------------------------------------------------------------------------------------------------------
Plan Category                          (a)                         (b)                            (c)
-------------------------------------------------------------------------------------------------------------------
Equity compensation plans            720,000                       0.62                      See Note (1)<F1>
approved by
securityholders
-------------------------------------------------------------------------------------------------------------------




-------------------------------------------------------------------------------------------------------------------
Equity compensation plans              N/A                         N/A                            N/A
not approved by
securityholders
-------------------------------------------------------------------------------------------------------------------
Total                                720,000                       0.62                      See Note (1)<F1>
-------------------------------------------------------------------------------------------------------------------

NOTE:
(1)<F1> The Company has in place a "rolling" stock option plan (the "Plan") whereby the maximum number of common shares that may be reserved for issuance pursuant to the Plan will not exceed 10% of the issued shares of the Company at the time of the stock option grant. As of the date hereof, common shares may be reserved for issuance pursuant to the Plan.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS OF THE COMPANY

No executive officers, directors, employees or former executive officers and directors of the Company are indebted to the Company. None of the directors, executive officers or proposed nominees of neither the Company, nor any associate or affiliate of these individuals, is or has been indebted to the Company since June 1, 2005.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed herein or in the financial statements, no informed person of the Corporation, any proposed director of the Company, or any associate or affiliate of any informed person or proposed director has any material interest, direct or indirect, in any transaction since the commencement of our most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company. An "informed person" means a director or executive office of a reporting issuer; a director or executive officer of a person or company that is itself an informed person or subsidiary of a reporting issuer; any person or company who beneficially owns, directly or indirectly, voting shares of a reporting issuer or who exercises control or direction over shares of the reporting issuer or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the reporting issuer; and a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

MANAGEMENT CONTRACTS

The Company has a management contract with Chase Management Ltd. ("Chase"), a company owned by Mr. Nick DeMare, a former officer and director of the Company, whereby the Company is currently paying Chase $3,000 per month, for accounting, administrative and professional services provided to the Company. In addition, the Company may engage Chase to perform extra management services in which case Chase will charge the Company for its employees at competitive rates. During the Company's last completed financial year, it was billed a total of $66,115 by Chase for services performed.

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

Effective June 30, 2005, NATIONAL INSTRUMENT 58-101 - DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES ("NI 58-101") was adopted by the Canadian Securities Administrators. NI 58-101 requires issuers to disclose their governance practices in accordance with that instrument. The Company is a "venture issuer" within the meaning of NI 58-101. A discussion of the Company's governance practices within the context of NI 58-101 is set out below:

BOARD OF DIRECTORS

The Company has three independent directors, namely: Messrs. Gil Leathley, Andrew Carter and William Lee. The Company has two directors who are not independent because they are executive officers of the Company, namely: Mr. Douglas Good, President, CEO and acting CFO and Dr. Alfredo Parra, President and General Manager of the Company's 100% owned subsidiary, Mina Real.

ORIENTATION AND CONTINUING EDUCATION

The CEO and/or the CFO are responsible for providing an orientation for new directors. Director orientation and on-going training will include presentations by senior management to familiarize directors with the Company's strategic plans, its significant financial, accounting and risk management issues, its compliance programs, its principal officers and its internal and independent auditors.

ETHICAL BUSINESS CONDUCT

The Company does not have a written code of ethical business conduct for its directors, officers and employees. Each director, officer and employee is expected to comply with relevant corporate and securities laws and, where applicable, the terms of their employment agreements.

NOMINATION OF DIRECTORS

When a board vacancy occurs or is contemplated, any director may make recommendations to the board as to qualified individuals for nomination to the board.

In identifying new candidates, the directors will take into account the mix of director characteristics and diverse experiences, perspectives and skills appropriate for the Company at that time.

COMPENSATION

From time to time, the independent directors of the Board will review the compensation payable to the CEO and CFO. Additionally, the directors receive compensation in the form of professional fees in the amount of $5,000 annually, plus $500 per board meeting attended and $250 per committee meeting attended, as well as the grant of stock options from time to time, which allocation is made by the Board as a whole.

OTHER BOARD COMMITTEES

The board has no other standing committees.

ASSESSMENTS

The Board of Directors of the Company does not conduct any formal evaluation of the performance and effectiveness of the members of the Board, the Board as a whole or any committee of the Board.

AUDIT COMMITTEE

THE AUDIT COMMITTEE'S CHARTER

The following is the text of the Company's Audit Committee Charter:

"MANDATE

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

Review any related-party transactions."

COMPOSITION OF THE AUDIT COMMITTEE

The following are the members of the Committee (1):

--------------------------------------------------------------------------------
                                  INDEPENDENT (1)         FINANCIALLY LITERATE
--------------------------------------------------------------------------------
Douglas Good                             N                          Y
--------------------------------------------------------------------------------
William Lee                              Y                          Y
--------------------------------------------------------------------------------
Andrew Carter                            Y                          Y
--------------------------------------------------------------------------------

NOTE:
1  As defined by Multilateral Instrument 52-110 ("MI 52-110").

The Company is relying on the exemption provided under Section 6.1 of MI 52-110.

RELEVANT EDUCATION AND EXPERIENCE

William Lee is a Chartered Accountant with significant experience working with resource issuers as a chief financial officer. In addition, from 2004 to January 2006, Mr. Lee provided consulting services to a resource energy group in meeting their compliance obligations under the Sarbanes-Oxley Act. Douglas Good and Andrew Carter are business executives with extensive experience in the industry. As such each has acquired a knowledge and understanding of the financial issues and accounting principles that are relevant in assessing this Company's financial disclosures and internal control systems.

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

EMPLOYEES

As of the date of this annual report the Company and its subsidiaries have 38 full-time employees, including its officers, and 45 contract miners. Corporate accounting, management and administration are provided, in part, by Chase. Chase provides its services to a number of public and private companies and currently employs six full-time employees, including Mr. Lim. The Company also retains consultants to handle specific projects on a case by case basis. In the event the Company needs to employ personnel, it will need to recruit qualified personnel to staff its operations. The Company believes that such personnel currently are available at reasonable salaries and wages in the geographic areas in which the Company and its subsidiaries operate. There can be no assurance, however, that such personnel will be available in the future. Exploration activities are conducted by consultants, laborers and technicians hired for the duration of the exploration program.

SHARE OWNERSHIP

The following table sets forth certain information regarding ownership of the Company's shares by the Company's officers and directors as of the date of this annual report.

                                                    SHARES AND RIGHTS BENEFICIALLY
TITLE OF CLASS        NAME OF OWNER                     OWNED OR CONTROLLED (1)<F1>      PERCENT OF CLASS (1)<F1>
Common Stock          Douglas Good                                 613,000(2)<F2>               2.38%

Common Stock          Alfredo Parra                                3,381,025                   13.25%

Common Stock          Gil Leathley                                 230,000(3)<F3>               0.90%





                                                    SHARES AND RIGHTS BENEFICIALLY
TITLE OF CLASS        NAME OF OWNER                     OWNED OR CONTROLLED (1)<F1>      PERCENT OF CLASS (1)<F1>
Common Stock          William Lee                                   79,050(4)<F4>               0.31%

Common Stock          Andrew Carter                                 87,500(5)<F5>               0.34%

Common Stock          Harvey Lim                                    92,500(6)<F6>               0.36%

NOTES:
(1)<F1> Where persons listed on this table have the right to obtain additional shares of common stock through the exercise of outstanding options or warrants within 60 days from the date of this annual report, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person. Based on 25,522,191 shares of common stock outstanding as of the date of this annual report.
(2)<F2> Includes 250,000 common shares held and options to acquire 363,000 common shares.
(3)<F3> Includes 120,000 common shares held and options to acquire 110,000 common shares.
(4)<F4> Includes 16,650 common shares held, options to acquire 60,000 common shares and warrants to acquire 2,500 common shares.
(5)<F5> Includes options to acquire 85,000 common shares and warrants to acquire 2,500 common shares.
(6)<F6> Includes 27,500 common shares held and options to acquire 65,000 common shares.

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

The Plan provides that it is solely within the discretion of the Board to determine who should receive options and in what amounts. The Board of Directors may issue a majority of the options to insiders of the Company. However, the Plan provides that in no case will the Plan or any existing share compensation arrangement of the Company result, at any time, in the issuance to any option holder, within a one-year period, of a number of shares exceeding 5% of the Company's issued and outstanding share capital.

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

As of the date of this annual report, an aggregate of 1,113,000 incentive stock options to purchase shares of the Company's common stock remain outstanding to the following persons:

                                           NATURE                      NO. OF      EXERCISE
OPTIONEE                                   OF OPTION                   OPTIONS    PRICE/SHARE    EXPIRY DATE
                                                                                       $
Accent Marketing Ltd.                      Investor Relations           50,000       0.80        [Dec. 23, 2006]
Andrew Carter                              Director                     27,500       0.50        Nov. 10, 2008
Harvey Lim                                 Officer                      27,500       0.50        Nov. 10, 2008
Gil Leathley                               Director                     30,000       0.50        Nov. 10, 2008
William Lee                                Director                     27,500       0.50        Nov. 10, 2008
Douglas Good                               Officer                     153,000       0.62        Jan. 17, 2009
Gil Leathley                               Director                     30,000       0.62        Jan. 17, 2009
Andrew Carter                              Director                     27,500       0.62        Jan. 17, 2009
Harvey Lim                                 Officer                      22,500       0.62        Jan. 17, 2009
William Lee                                Director                     17,500       0.62        Jan. 17, 2009
Chase Management Ltd.                      Consultant                   50,000       0.62        Jan. 17, 2009
Empire Communications Inc.                 Investor Relations          150,000       1.40        Nov. 24, 2009
Douglas Good                               Officer                     210,000       0.90        Sept. 5, 2011
Nick DeMare                                Consultant                   50,000       0.90        Sept. 5, 2011
Gil Leathley                               Director                     50,000       0.90        Sept. 5, 2011
Andrew Carter                              Director                     30,000       0.90        Sept. 5, 2011
Harvey Lim                                 Officer                      15,000       0.90        Sept. 5, 2011
William Lee                                Director                     15,000       0.90        Sept. 5, 2011
Carlos Castro Villalobos                   Employee                    100,000       0.90        Sept. 5, 2011
Arabella Smith                             Consultant                    7,500       0.90        Sept. 5, 2011
Linda Liu                                  Consultant                    7,500       0.90        Sept. 5, 2011
Rosanna Wong                               Consultant                    7,500       0.90        Sept. 5, 2011
Betty Moody                                Consultant                    7,500       0.90        Sept. 5, 2011
                                                                     ---------
TOTAL:                                                               1,113,000
                                                                     =========

As of the date of this annual report, the directors and officers of the Company, as a group (5 persons), held options to purchase 683,000 shares of the Company's common stock.

WARRANTS

The Company issues warrants as part of its private placements of units. No portion of the purchase price of the units has been allocated to the warrants.

As of the date of this annual report, there were non-transferable common share purchase warrants exercisable for the purchase of 3,055,456 common shares, which expire at various times until 2008 and may be exercised at various prices ranging from $0.80 per share to $2.00 per share, as follows:


    COMMON SHARES ISSUABLE          EXERCISE
   ON EXERCISE OF WARRANTS         PRICE/SHARE          EXPIRY
                                        $
                   182,000             2.00             February / March, 2007
                 1,073,000             0.80             May 3, 2008
                 1,100,000         1.15 / 1.30          July 28, 2007 / 2008
                   700,456            $1.40             December 8, 2008
                 ---------
                 3,055,456

As of the date of this annual report, the directors and officers of the Company, as a group (5 persons), held warrants to purchase 5,000 common shares of the Company.

There are no assurances that the option or warrants described above will be exercised in whole or in part.


ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.
--------------------------------------------------------------------------------

PRINCIPAL HOLDERS OF VOTING SECURITIES

To the best of the Company's knowledge, it is not directly or indirectly owned or controlled by another Company or by any foreign government. The following table sets forth certain information regarding ownership of the Company's shares by all persons who own five percent (5%) or more of the Company's outstanding shares, as of the date of this report.

-----------------------------------------------------------------------------------------------------------------------
                                                                     SHARES AND RIGHTS
TITLE OF CLASS          NAME AND ADDRESS OF OWNER                  BENEFICIALLY OWNED OR       PERCENT OF CLASS (1)<F1>
                                                                       CONTROLLED (1)<F1>
-----------------------------------------------------------------------------------------------------------------------
Common Stock            Burlingame Equity Investors LP.                 4,473,800(2)<F2>              16.66%
                        One Sansome Street, #2900
                        San Francisco, CA 94104
                        United States


                        Alfredo Parra                                    3,381,025                    13.25%
                        Rio Tajo#6,
                        Tepic, Nayarit
                        Mexico 63117

(1)<F1> Where persons listed on this table have the right to obtain additional shares of common stock through the exercise of outstanding options or warrants within 60 days from the date of this report, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person. Based on 25,522,191 shares of common stock outstanding as of the date of this annual report.
(2)<F2> Includes 3,136,900 common shares held and warrants to acquire an additional 1,336,900 common shares of the Company.

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

UNITED STATES SHAREHOLDERS

As of October 31, 2006, there were approximately 11 registered holders of the Company's common shares in the United States, with combined holdings of 2,624,786 shares, representing 19.70% of the issued shares of the Company. The Company does not know how many beneficial shareholders it has in the United States, but management believes there are less than 300 such shareholders.

CONTROL BY FOREIGN GOVERNMENT OR OTHER PERSONS

To the best of the Company's knowledge, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person jointly or severally.

RELATED PARTY TRANSACTIONS

Other than as disclosed below, for the period from June 1, 2005 through October 31, 2006, the Company has not entered into any transactions or loans between the Company and any (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individuals' family;
(d) key management personnel and close members of such individuals' families; or
(e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

1. Mr. Doug Good was appointed as a director and the President, CEO and acting CFO of the Company on November 25, 2005. Mr. Good is currently remunerated $6,500 per month and Mr. Good's spouse, Barbara Good, is paid a salary of $2,000 per month. During the period November 25, 2006, to May 31, 2006, $78,887 and $6,000 were paid to Mr. and Mrs. Good, respectively. During the period from June 1, 2006 to October 31, 2006, the Company paid $19,500 and $6,000 to Mr. and Mrs. Good respectively.

2. During the year ended May 31, 2005, the Company had retained Eland Jennings, a company 50% owned by Mr. Des O'Kell, to provide investor relations services. In consideration therefor, Eland Jennings was paid a monthly fee of $3,000. On June 28, 2005, Mr. O'Kell was appointed a director, President, CEO and acting CFO of the Company and the monthly fee was increased to $3,500. Mr. O'Kell resigned as President, CEO, acting CFO and a director of the Company on November 25, 2005. During the period from June 1, 2005 to November 25, 2005, the date of Mr. O'Kell's resignation as the President, CEO, acting CFO and director of the Company, Eland Jennings was paid $20,500 by the Company.

3. The Company has retained Chase, a company wholly-owned by Mr. Nick DeMare, a former President, CEO, acting CFO and director of the Company, to provide office premises, administrative, accounting and management services. In consideration therefor, Chase is paid a monthly fee of $3,000. Chase is also reimbursed for out-of-pocket disbursements incurred on behalf of the Company. In addition, Chase also provides the Company additional services which are billed at rates which Chase charges to unrelated third parties. Management believes the arrangement with Chase is fair to the Company. During the period from June 1, 2005 to November 25, 2005, the date of Mr. DeMare's resignation as a director of the Company, the Company paid $28,490 to Chase.

4. From June 1, 2005 to June 28, 2005, the Company paid Chase $2,500 for the services of Mr. Nick DeMare in his capacity as President, CEO and acting CFO of the Company. Management believes the arrangement with Chase for Mr. DeMare's services was fair to the Company.

5. The Company has completed previous private placements of securities, the subscribers of which include directors and officers of the Company and their immediate family members. The securities issued pursuant to such private placements were issued in accordance with the pricing policies of the TSXV. During the year ended May 31, 2006, the Company conducted the following private placements of common stock:

                                                                                 PARTICIPATION  PURCHASE    MARKET
         PLACEE                                                                    BY INSIDERS    PRICE    PRICE(1)<F1>
                                                                                                    $         $
         YEAR ENDED MAY 31, 2006

         5,000,000 units (one common share and one-half  warrant)                                 $0.50     $0.51
           -  Doug Good                                                                100,000
           -  Andrew Carter                                                             30,000
           -  William Lee                                                               20,000
           -  Judy Eng (spouse of Harvey Lim)                                           40,000
           -   Gil Leathley                                                             80,000
                                                                                       -------
                                                                                       270,000

      (1)<F1> Quoted closing price on date of price reservation of private placement with the TSXV.

See also "Item 6.  Directors, Senior Management and Employees - Compensation."

INDEBTEDNESS OF DIRECTORS, OFFICERS, PROMOTERS AND OTHER MANAGEMENT

No executive officers, directors, employees, former executive officers and directors or significant shareholders of the Company or affiliates of any of the foregoing, are indebted to the Company. None of the directors, executive officers, employees, significant shareholders of the Company nor any associate or affiliate of these individuals, is or has been indebted to the Company since June 1, 2005.

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

DIRECTOR              REPORTING ISSUER                   CAPACITY                          COMMENCED SERVICE
Douglas Good          ComWest Enterprise Corp            Director and CFO                  June 2004

Gil Leathley          Golden Peaks Resources Ltd.        Director                          January 2006
                      Lariat Resources Ltd.              Director                          April 2003

William Lee           Golden Peaks Resources Ltd.        Director                          March 2006
                      Halo Resources Ltd.                Director                          February 2004
                      Jinshan Gold Mines Inc.            Director and CFO                  January 2006
                      Tinka Resources Limited            Director                          October 2002

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


ITEM 8.  FINANCIAL INFORMATION.
--------------------------------------------------------------------------------

DESCRIPTION                                                          PAGE

Audited Consolidated Financial Statements for the Years Ended
May 31, 2006, 2005 and 2004                                          F-1 to F-24

SIGNIFICANT CHANGES

There have not been any significant changes since May 31, 2006.

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


ITEM 9.  THE OFFER AND LISTING.
--------------------------------------------------------------------------------

PRICE HISTORY

The TSXV classifies listed companies into two different tiers based on standards, which include historical financial performance, stage of development, and financial resources of the listed company. Tier 1 is the TSXV's premier tier and is reserved for the TSXV's most advanced issuers with the most significant financial resources. Tier 1 issuers benefit from decreased filing requirements and improved service standards. The majority of the companies listed on the TSXV are Tier 2 companies. The Company trades on the TSXV under the symbol "RCT" and is classified as a Tier 2 company.

There have been no trading suspensions imposed by the TSXV or any other regulatory authorities in the past three years.

The following table sets forth the market price ranges and the aggregate volume of trading of the common shares of the Company on the TSXV, and predecessor exchanges, for the periods indicated:

                           TSXV STOCK TRADING ACTIVITY


                                                         SALES PRICE
                                               ---------------------------------

YEAR ENDED              VOLUME                    HIGH                   LOW

May 31, 2006          2,526,246                   $1.49                $0.30
May 31, 2005            687,160                   $1.90                $0.30
May 31, 2004            541,315                   $3.70                $0.50
May 31, 2003            159,679                  $42.00                $0.90
May 31, 2002            246,761                 $171.00               $14.00


                                                         SALES PRICE
                                               ---------------------------------

QUARTER ENDED           VOLUME                    HIGH                   LOW

August 31, 2006       1,783,546                   $1.03                $0.61
May 31, 2006          1,727,496                   $1.49                $0.85
February 28, 2006       464,825                   $0.99                $0.52
November 30, 2005       114,825                   $0.80                $0.43
August 31, 2005         219,100                   $1.00                $0.30
May 31, 2005            108,920                   $1.50                $0.70
February 28, 2005       191,420                   $1.90                $1.10
November 30, 2004       182,470                   $1.50                $0.90
August 31, 2004         204,350                   $1.60                $0.70


                                                         SALES PRICE
                                               ---------------------------------

MONTH ENDED             VOLUME                    HIGH                   LOW

October 31, 2006      1,229,318                   $1.39                $0.86
September 30, 2006    1,609,968                   $1.55                $0.94
August 31, 2006         645,101                   $1.60                $0.70
July 31, 2006           368,230                   $0.90                $0.72
June 30, 2006           770,215                   $1.03                $0.61
May 31, 2006          1,506,972                   $1.29                $0.85

On February 7, 2001, the Company's common shares were approved for quotation on the OTCBB operated by the National Association of Securities Dealers. The Company currently trades on the OTCBB under the symbol "RCTFF.OB". The following tables set forth the market price ranges and the aggregate volume of trading of the common shares of the Company on the OTCBB system for the periods indicated:

                             OTCBB TRADING ACTIVITY

                                                         SALES PRICE (US $)
                                                   -----------------------------

YEAR ENDED                  VOLUME                   HIGH              LOW

May 31, 2006                103,692                  $1.49             $0.21
May 31, 2005                 66,747                  $1.68             $0.41
May 31, 2004                 48,914                  $4.80             $0.00
May 31, 2003                 29,100                 $29.00             $1.10
May 31, 2002                 84,202                $109.00            $10.00
May 31, 2001 (1)             24,884                $109.00            $32.00

(1)  Period from February 7, 2001 through February 28, 2001


                                                         SALES PRICE (US $)
                                                   -----------------------------

QUARTER ENDED                VOLUME                  HIGH              LOW

August 31, 2006              122,542                 $0.96             $0.60
May 31, 2006                  54,310                 $1.49             $0.55
February 28, 2006             19,137                 $0.75             $0.35
November 30, 2005             20,769                 $0.57             $0.32
August 31, 2005                9,476                 $0.62             $0.21
May 31, 2005                   9,654                 $1.30             $0.41
February 28, 2005             26,529                 $1.64             $0.75
November 30, 2004              9,573                 $1.28             $0.66
August 31, 2004               20,991                 $1.50             $0.70


                                                         SALES PRICE (US $)
                                                   -----------------------------

MONTH ENDED                  VOLUME                  HIGH              LOW

October 31, 2006             389,838                 $1.25             $0.81
September 30, 2006           450,701                 $1.38             $0.73
August 31, 2006               29,000                 $0.73             $0.60
July 31, 2006                  1,300                 $0.60             $0.64
June 30, 2006                 92,242                 $0.96             $0.71
May 31, 2006                  46,210                 $1.49             $0.55


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

The following is a summary of certain provisions of the Company's Continuation Application and Articles and certain provisions of the BCBCA, applicable to the
Company:

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

Of the Company's unlimited share capital, a total of 25,522,191 common shares were issued and outstanding as of the date of this report.

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

MATERIAL CONTRACTS

The following are material contracts entered into by the Company during the two years preceding the date of this annual report:

1. The Mina Real Option Agreement dated January 8, 2006, satisfied in full on October 31, 2006. See "Item 4. Information on the Company - Business Overview - Mina Real Property."

2. The Development Facility Agreement dated June 20, 2006. Since the Company now effectively owns 100% of Mina Real, the Development Facility Agreement now represents an intra-company obligation. See "Item 4. Information on the Company
- Business Overview - Mina Real Property."

3. The ALB Acquisition Agreement dated October 20, 2006, closed December 1, 2006. See "Item 4. Information on the Company - Business Overview - Mina Real Property."

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

Except as provided in the Investment Canada Act (the "Act"), there are no limitations specific to the rights of non-Canadians to hold or vote the common stock of the Company under the laws of Canada or the Province of British Columbia or in the charter documents of the Company.

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

An investment is reviewable under the Act if there is an acquisition by a non-Canadian of a Canadian business and the asset value of the Canadian business being acquired equals or exceeds the following thresholds:

(a) for non-WTO Investors, the threshold is $5,000,000 for a direct acquisition and over $50,000,000 for an indirect acquisition. The $5,000,000 threshold will apply however for an indirect acquisition if the asset value of the Canadian business being acquired exceeds 50% of the asset value of the global transaction;
(b) except as specified in paragraph (c) below, a threshold is calculated for reviewable direct acquisitions by or from WTO Investors. The threshold for 2006 is $265,000,000. Pursuant to Canada's international commitments, indirect acquisitions by or from WTO Investors are not reviewable; and
(c) the limits set out in paragraph (a) apply to all investors for acquisitions of a Canadian business that:

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

DIVIDENDS

Dividends paid on the common stock of the Company to a non-resident will be subject to withholding tax. The Canada-U.S. Income Tax Convention (1980) provides that the normal 25% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as the Company) to residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation which is a resident of the United States which owns at least 10% of the voting shares of the corporation paying the dividend. In the event of the Company declaring and paying dividends it would withhold any applicable taxes.

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

INSPECTION OF DOCUMENTS

Copies of the documents referred to in this report may be inspected at the Company's registered office at Suite 1305 - 1090 West Georgia Street, Vancouver, British Columbia V6E 3V7, during normal business hours.


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


ITEM 15.  CONTROLS AND PROCEDURES
--------------------------------------------------------------------------------

An evaluation was performed under the supervision and with the participation of the Company's management, including Mr. Good, the Company's President, CEO and acting CFO, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rules 13a-15(b) and 15d-15(b) of the Securities Exchange Act of 1934 (the "Exchange Act") as of May 31, 2005. Based upon that evaluation, Mr. Good, concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission's rules and forms.

During the fiscal year ended May 31, 2006, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.


ITEM 16.  [RESERVED]
--------------------------------------------------------------------------------

Not applicable.


ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT.
--------------------------------------------------------------------------------

The Board of Directors has determined that the Company has at least one audit committee financial expert, Mr. William Lee, who serves on the Company's audit committee. Mr. Lee is considered to be an "independent director" as that term is defined in Rule 4200(a)(15) of the National Association of Securities Dealers.

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


ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES.
--------------------------------------------------------------------------------

AUDIT FEES

For the fiscal years ended May 31, 2006 and 2005, the Company's principal accountant billed $17,517 and $17,793, respectively, for the audit of the Company's annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.


AUDIT-RELATED FEES

For the fiscal years ended May 31, 2006 and 2005, the Company's principal accountant billed $nil and $nil, respectively, for assurance and related services that were reasonably related to the performance of the audit or review of the Company's financial statements outside of those fees disclosed above under "Audit Fees".

TAX FEES

For the fiscal years ended May 31, 2006 and 2005, the Company's principal accountant billed $nil and $nil, respectively, for tax compliance, tax advice, and tax planning services.

ALL OTHER FEES

For the fiscal years ended May 31, 2006 and 2005, the Company's principal accountant billed $nil and $nil, respectively, for products and services other than those set forth above.

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

To the best of the Company's knowledge, no more than fifty percent of the hours expended on the auditors' engagement to audit the Company's financial statements for the fiscal year ended May 31, 2006 were attributed to work performed by persons other than the auditor's full-time, permanent employees.


ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.
--------------------------------------------------------------------------------

Not applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS.
--------------------------------------------------------------------------------

During the fiscal year ended May 31, 2006, there were no purchases made by or on behalf of the Company or an "affiliated purchaser" (as defined in Rule 10b-18(a)(3) adopted under the Securities Exchange Act of 1934), including any officer or director of the Company, of shares or other units of the Company's common shares.


                                    PART III


ITEM 17.  FINANCIAL STATEMENTS.
--------------------------------------------------------------------------------

See pages F-1 through F-24.


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

ITEM 19.  EXHIBITS.
--------------------------------------------------------------------------------

  EXHIBIT NUMBER                                           DESCRIPTION

  1.1 Certificate of Continuation and Notice of Articles for Hilton Resources Ltd. (2)

  1.2             Articles for Hilton Resources Ltd. (2)

  1.3             Notice of Alteration (Name Change) - Form 11 (3)

  4.1             Stock Option Plan 2004 (1)

  4.2             Stock Option Plan 2005 (2)

  4.3             Mineral Property Option Agreement dated January 8, 2006

  4.4             Development Facility Agreement dated June 20, 2006

  4.5             ALB Acquisition Agreement dated October 20, 2006

  8.1             List of Subsidiaries

  12.1            Certification of Douglas Good Pursuant to Rule 13a-14(a)

  13.1            Certification  of  Douglas  Good Pursuant to 18 U.S.C. Section
                  1350

(1) Previously filed as an exhibit to the Company's annual Report on Form 20-F, filed with the Commission on December 19, 2003. File number 000-30390.
(2) Previously filed as an exhibit to the Company's annual Report on Form 20-F, filed with the Commission on December 2, 2004. File number 000-30390.
(3) Previously filed as an exhibit to the Company's annual Report on Form 20-F, filed with the Commission on November 17, 2005. File number 000-30390.

                                   SIGNATURES


The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                       ROCHESTER RESOURCES LTD.



Dated:   DECEMBER 14, 2006             /s/ DOUGLAS GOOD
                                       -----------------------------------------
                                       Douglas Good
                                       President, Chief Executive Officer,
                                       acting Chief Financial Officer and
                                       Director

--------------------------------------------------------------------------------


                            ROCHESTER RESOURCES LTD.
                        (FORMERLY HILTON RESOURCES LTD.)
                         (AN EXPLORATION STAGE COMPANY)

                        CONSOLIDATED FINANCIAL STATEMENTS
                               FOR THE YEARS ENDED
                          MAY 31, 2006, 2005, AND 2004

            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


--------------------------------------------------------------------------------

                                                     [D & H GROUP LETTERHEAD]



AUDITORS' REPORT




To the Shareholders of
Rochester Resources Ltd. (formerly Hilton Resources Ltd.)


We have audited the consolidated balance sheets of Rochester Resources Ltd. (formerly Hilton Resources Ltd.) as at May 31, 2006 and 2005 and the consolidated statements of operations, deficit and cash flows for the years ended May 31, 2006, 2005 and 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2006 and 2005 and the results of its operations and cash flow for the years ended May 31, 2006, 2005 and 2004 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected assets, liabilities and shareholders' equity as at May 31, 2006 and 2005 and results of operations for the years ended May 31, 2006, 2005 and 2004 to the extent summarized in Note 12 to the consolidated financial statements.

On August 16, 2006 we reported separately to the shareholders of Rochester Resources Ltd. (formerly Hilton Resources Ltd.) on the consolidated balance sheets as at May 31, 2006 and 2005 and the consolidated statements of operations and deficits for the years ended May 31, 2006, 2005 and 2004 audited in accordance with Canadian generally accepted auditing standards.




Vancouver, B.C.
August 16, 2006, except as to Note 14,                        "D&H Group LLP"
which is as of December 11, 2006                           Chartered Accountants



                                  D&H Group LLP
              a B.C. Limited Liability Partnership of Corporations
                member of BHD Association with affiliated offices
                        across Canada and Internationally
             10th Floor, 1333 West Broadway, Vancouver, B.C. V6H 4C1
             * www.dhgroup.ca * F (604) 731-9923 * T (604) 731-5881

                                                     [D & H GROUP LETTERHEAD]










COMMENTS BY AUDITORS FOR U.S. READERS
ON CANADA - U.S. REPORTING DIFFERENCE




In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in
Note 1 to the financial statements. Our report to the shareholders dated August 16, 2006, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.




Vancouver, B.C.
August 16, 2006 except as to Note 14,                        "D&H Group LLP"
which is as of December 11, 2006                          Chartered Accountants















                                  D&H Group LLP
              a B.C. Limited Liability Partnership of Corporations
                member of BHD Association with affiliated offices
                        across Canada and Internationally
             10th Floor, 1333 West Broadway, Vancouver, B.C. V6H 4C1
             * www.dhgroup.ca * F (604) 731-9923 * T (604) 731-5881

                            ROCHESTER RESOURCES LTD.
                        (FORMERLY HILTON RESOURCES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                           CONSOLIDATED BALANCE SHEETS
                                  AS AT MAY 31
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


                                                       2006            2005
                                                         $               $

                                     ASSETS

CURRENT ASSETS

Cash                                                  3,657,676         227,589
Amounts receivable                                       80,022          39,027
Prepaid expenses and deposits                            12,825           9,636
                                                   ------------    ------------
                                                      3,750,523         276,252

MINERAL INTERESTS (Note 3)                            1,128,652               -

CAPITAL ASSETS, net of accumulated amortization
   of $7,989 (2005 -$5,840)                              55,341           4,764

OTHER ASSETS (Note 4)                                    37,040           6,300
                                                   ------------    ------------
                                                      4,971,556         287,316
                                                   ============    ============

                                   LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities                214,447          31,006
                                                   ------------    ------------

                              SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 5)                               75,890,208      70,970,313

CONTRIBUTED SURPLUS (Note 7)                            608,284         286,125

DEFICIT                                             (71,741,383)    (71,000,128)
                                                   ------------    ------------
                                                      4,757,109         256,310
                                                   ------------    ------------
                                                      4,971,556         287,316
                                                   ============    ============
NATURE OF OPERATIONS (Note 1)

SUBSEQUENT EVENTS (Note 14)


APPROVED BY THE BOARD

/s/ DOUG GOOD        , Director
--------------------

/s/ ANDREW CARTER    , Director
--------------------


        The accompanying notes are an integral part of these consolidated financial statements.

                            ROCHESTER RESOURCES LTD.
                        (FORMERLY HILTON RESOURCES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                           FOR THE YEARS ENDED MAY 31
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


                                                       2006            2005            2004
                                                         $               $               $

EXPENSES

Accounting and administration                            53,415          78,788          70,840
Amortization                                              2,149           5,840           1,976
Audit                                                    20,517          19,301          19,348
Corporate development                                    37,360               -               -
Corporate finance fee                                    30,500               -               -
General exploration                                      24,588               -               -
Investor relations                                        6,497          36,000          18,000
Legal                                                    19,573          15,832          44,540
Management fees                                         113,838               -          24,466
Office                                                   12,098           8,161          14,360
Professional fees                                        91,167          54,941          96,943
Regulatory                                               12,836           7,037          15,518
Rent                                                      4,165               -           1,769
Salaries and benefits                                     6,410               -               -
Shareholder costs                                         9,251           3,767           7,884
Stock-based compensation (Note 6)                       256,159         138,725         154,000
Transfer agent                                           17,420          10,612          15,442
Travel                                                   24,207          12,173          11,404
                                                   ------------    ------------    ------------
                                                        742,150         391,177         496,490
                                                   ------------    ------------    ------------
LOSS BEFORE OTHER ITEMS                                (742,150)       (391,177)       (496,490)
                                                   ------------    ------------    ------------
OTHER ITEMS

Interest and other income                                36,566           2,362         119,191
Foreign exchange                                        (66,651)         (4,809)         43,077
Bad debts                                               (10,000)        (27,827)        (14,412)
Gain on sale of other assets (Note 4)                    40,980          17,239               -
Write-off of mineral interests (Note 3(b))                    -        (703,058)              -
Interest expense on debentures                                -               -        (233,761)
Loss on sale of capital assets                                -          (1,717)              -
                                                   ------------    ------------    ------------
                                                            895        (717,810)        (85,905)
                                                   ------------    ------------    ------------
NET LOSS FOR THE YEAR                                  (741,255)     (1,108,987)       (582,395)

DEFICIT - BEGINNING OF YEAR                         (71,000,128)    (69,891,141)    (69,308,746)
                                                   ------------    ------------    ------------
DEFICIT - END OF YEAR                               (71,741,383)    (71,000,128)    (69,891,141)
                                                   ============    ============    ============


BASIC AND DILUTED LOSS PER SHARE                         $(0.17)         $(0.56)         $(0.57)
                                                   ============    ============    ============

WEIGHTED AVERAGE NUMBER OF
     COMMON SHARES OUTSTANDING                        4,388,853       1,966,152       1,025,146
                                                   ============    ============    ============


        The accompanying notes are an integral part of these consolidated financial statements.

                            ROCHESTER RESOURCES LTD.
                        (FORMERLY HILTON RESOURCES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           FOR THE YEARS ENDED MAY 31
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


                                                                       2006            2005            2004
                                                                         $               $               $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Net loss for the year                                                  (741,255)     (1,108,987)       (582,395)
Adjustment for items not involving cash
     Amortization                                                         2,149           5,840           1,976
     Loss on sale of capital assets                                           -           1,717               -
     Gain on sale of other assets                                       (40,980)        (17,239)         (2,645)
     Write-off of mineral interests                                           -         703,058               -
     Corporate finance fees                                              30,500               -               -
     Stock-based compensation                                           256,159         138,725         154,000
     Amortization of deferred financing charges                               -               -          26,200
     Accretion of liability component of debentures                           -               -          92,139
     Impairment of other assets                                               -               -           5,516
     Interest expense settled through issuance of shares                      -               -          65,371
     Unrealized foreign exchange                                              -               -         (44,506)
                                                                   ------------    ------------    ------------
                                                                       (493,427)       (276,886)       (284,344)

Decrease (increase) in amounts receivable                               (40,995)         (8,738)          1,996
Decrease (increase) in prepaid expenses and deposits                     (3,189)           (677)         38,288
Increase (decrease) in accounts payable and accrued liabilities         183,441          14,650          (3,882)
                                                                   ------------    ------------    ------------
                                                                       (354,170)       (271,651)       (247,942)
                                                                   ------------    ------------    ------------
FINANCING ACTIVITIES

Issuance of common shares                                             4,966,050         362,500         934,350
Share issue costs                                                      (348,155)         (2,500)        (16,075)
                                                                   ------------    ------------    ------------
                                                                      4,617,895         360,000         918,275
                                                                   ------------    ------------    ------------
INVESTING ACTIVITIES

Additions to mineral interests                                         (791,152)       (415,255)       (220,582)
Purchase of capital assets                                              (52,726)              -         (21,443)
Proceeds from sale of capital assets                                          -           7,146               -
Proceeds from sale of other assets                                       47,280          19,309           9,845
Additions to other assets                                               (37,040)              -               -
Drilling advances                                                             -               -         (57,221)
                                                                   ------------    ------------    ------------
                                                                       (833,638)       (388,800)       (289,401)
                                                                   ------------    ------------    ------------
INCREASE (DECREASE) IN CASH FOR THE YEAR                              3,430,087        (300,451)        380,932

CASH - BEGINNING OF YEAR                                                227,589         528,040         147,108
                                                                   ------------    ------------    ------------
CASH - END OF YEAR                                                    3,657,676         227,589         528,040
                                                                   ============    ============    ============

Supplementary disclosure with respect to the consolidated statements of cash flows (Note 13).


        The accompanying notes are an integral part of these consolidated financial statements.

                            ROCHESTER RESOURCES LTD.
                        (FORMERLY HILTON RESOURCES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2006, 2005 AND 2004
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


1.       NATURE OF OPERATIONS AND CHANGE OF NAME

         The Company is engaged in the acquisition, exploration and development of mineral interests in Mexico. During the 2006 fiscal year, the Company completed negotiations and entered into an option agreement to acquire up to a 51% interest in the Mina Real Property in Mexico. The Company is currently constructing the mill facility on the Mina Real Property. Completion of the facility is scheduled for November 2006.

         The amount shown as mineral interests and deferred costs represent net costs to date, less amounts written off, and do not necessarily represent present or future values. The recoverability of these amounts and any additional amounts required to place these properties into commercial production are dependent upon certain factors. These factors include the existence of ore deposits sufficient for commercial production and the Company's ability to obtain the required additional financing necessary to develop its mineral interests.

         As at May 31, 2006, the Company had working capital of $3,536,076. Management anticipates that it will be required to raise additional financing to complete construction of the mill facility and provide adequate working capital. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") applicable to a going concern which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. Realization values may be substantially different from the carrying values shown in the consolidated financial statements should the Company be unable to continue as a going concern. The ability of the Company to settle its liabilities as they come due and to fund ongoing operations is dependent upon the ability of the Company to obtain additional funding from equity financing. Failure to continue as a going concern would require restatement of assets and liabilities on a liquidation basis, which could differ materially from the going concern basis.

         On August 25, 2005, the Company completed a consolidation of its share capital on a basis of one new common share for ten old common shares and changed its name from Hilton Resources Ltd. to Rochester Resources Ltd.

         See also Note 14.


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

         These consolidated financial statements include the accounts of the Company and its 60% owned Mexican subsidiary, Compania Minera Nayarit S.A. de C.V. Inter-company balances and transactions are eliminated on consolidation.

                            ROCHESTER RESOURCES LTD.
                        (FORMERLY HILTON RESOURCES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2006, 2005 AND 2004
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

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

         MINERAL INTERESTS AND DEFERRED EXPLORATION COSTS

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

         On a periodic basis, management reviews the carrying values of deferred mineral interest acquisition and exploration expenditures with a view to assessing whether there has been any impairment in value. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or interest will be abandoned or its carrying value has been impaired, a provision is made for any expected loss on the project or interest.

         Although the Company has taken steps to verify title to the mineral interests, according to the usual industry standards for the stage of exploration of such mineral interests, these procedures do not guarantee the Company's title. Such mineral interests may be subject to prior agreements or transfers and title may be affected by undetected defects.

         From time to time, the Company acquires or disposes of mineral interests pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee and, accordingly, are recorded as mineral interest costs or recoveries when the payments are made or received.

         CAPITAL ASSETS

         Capital assets, which is comprised of vehicles and office equipment, are recorded at cost less accumulated amortization. Amortization is recorded on the declining balance basis at the following annual rates:

                         Vehicles                           30%
                         Office equipment                   20%

         INVESTMENTS

         Long-term investments are accounted for using the cost method.

                            ROCHESTER RESOURCES LTD.
                        (FORMERLY HILTON RESOURCES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2006, 2005 AND 2004
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         ASSET RETIREMENT OBLIGATIONS

         The fair value of a liability for an asset retirement obligation is recognized when a reasonable estimate of fair value can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is charged to earnings using a systematic and rational method and is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flow. As at May 31, 2006 and May 31, 2005, the Company does not have any asset retirement obligations.

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

         INCOME TAXES

         Future income tax liabilities and assets are recognized for the estimated income tax consequences attributable to differences between the amounts reported in the consolidated financial statements and their respective tax bases, using enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change is substantively enacted. Future income tax assets are recognized to the extent that they are considered more likely than not to be realized.

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

                            ROCHESTER RESOURCES LTD.
                        (FORMERLY HILTON RESOURCES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2006, 2005 AND 2004
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         securities is reflected in diluted earnings per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.


3.       MINERAL INTERESTS

                                   --------------------------------------------    --------------------------------------------
                                                       2006                                            2005
                                   --------------------------------------------    --------------------------------------------
                                    ACQUISITION     EXPLORATION                     ACQUISITION     EXPLORATION
                                       COSTS           COSTS           TOTAL           COSTS           COSTS           TOTAL
                                         $               $               $               $               $               $

         Mina Real                      486,584         642,068       1,128,652               -               -               -
                                   ============    ============    ============    ============    ============    ============

         (a) During the 2006 fiscal year, the Company entered into an option agreement with a private company, ALB Holdings Ltd. ("ALB"), to acquire up to a 51% interest in the Mina Real Property located in Tepic, Mexico. The Mina Real Property comprises of four concessions covering approximately 3,400 hectares. Under the agreement the Company has made an option payment of US $110,000 and issued 250,000 common shares at a fair value of $337,500. The Company can earn its interests, as follows:

                  i) an initial 20% interest on funding the initial US $750,000 on exploration expenditures;
                  ii) a further 20% interest on funding a further US $750,000 on exploration expenditures; and
                  iii)a further 11% interest on payment of US $900,000, at the minimum rate of US $75,000 per month, commencing July 1, 2006, with each payment vesting at 0.9166% interest.

                  See also Note 14(d).

         (b) During the 2004 fiscal year, the Company entered into an option agreement with a Mexican private corporation whereby the Company could acquire up to a 100% interest in five unproven mineral concessions (the "El Nayar Project") in Mexico, covering approximately 6,766 hectares. The Company conducted a comprehensive geological work program during the 2005 fiscal year. Based on the results the Company determined to cease further work on the El Nayar Project and wrote-off $703,058 of acquisition and exploration costs.


4.       OTHER ASSETS

                                                       2006            2005
                                                         $               $

         Investment                                           -           6,300
         Deposits on exploration equipment               37,040              -
                                                   ------------    ------------
                                                         37,040           6,300
                                                   ============    ============

         During the 2005 fiscal year, the Company held 70,000 common shares of Halo Resources Ltd. ("Halo"), a publicly traded company with common officers and directors. During the 2006 fiscal year, the Company sold the 70,000 shares of Halo (2005 - 23,000; 2004 - 80,000) for $ 47,280
         (2005 - $19,309;  2004 -  $9,845),  realizing  a gain of $40,980  (2005
         -$17,239; 2004 - 2,645).

                            ROCHESTER RESOURCES LTD.
                        (FORMERLY HILTON RESOURCES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2006, 2005 AND 2004
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


5.       SHARE CAPITAL


         Authorized:  Unlimited common shares without par value
         Issued:

                                   ----------------------------    ----------------------------    ----------------------------
                                               2006                            2005                            2004
                                   ----------------------------    ----------------------------    ----------------------------
                                      SHARES          AMOUNT          SHARES          AMOUNT          SHARES          AMOUNT
                                                         $                               $                               $

         Balance, beginning of year   2,230,735      70,970,313       1,853,735      70,593,713         487,691      67,568,135
                                   ------------    ------------    ------------    ------------    ------------    ------------
         Issued during the year

         For cash
            Private placements        6,000,000       3,220,000         355,000         355,000         613,000         865,750
            Exercise of options               -               -           3,000           7,500               -               -
            Exercise of warrants      2,557,000       1,671,050               -               -          49,000          68,600
            Exercise of agent's
               options                  150,000          75,000               -               -               -               -

         Reallocation from
         contributed surplus
         relating to the exercise
         of stock options                     -               -               -           6,600               -               -

         Reallocation from
         contributed surplus
         relating to the exercise
         of agent's option and
         related warrants                     -         112,500               -               -               -               -

         For corporate finance fees      50,000          30,500               -               -               -               -
         For mineral interests          250,000         337,500          10,000          10,000               -               -
         Retirement of debentures             -               -               -               -         623,384       2,041,932
         Debenture interest                   -               -               -               -          64,037          65,371
         Finders fee                          -               -           9,000           9,000          16,623          16,623
                                   ------------    ------------    ------------    ------------    ------------    ------------
                                      9,007,000       5,446,550         377,000         388,100       1,366,044       3,058,276
         Less:  share issue costs             -        (526,655)              -         (11,500)              -         (32,698)
                                   ------------    ------------    ------------    ------------    ------------    ------------
                                      9,007,000       4,919,895         377,000         376,600       1,366,044       3,025,578
                                   ------------    ------------    ------------    ------------    ------------    ------------
         Balance, end of year        11,237,735      75,890,208       2,230,735      70,970,313       1,853,735      70,593,713
                                   ============    ============    ============    ============    ============    ============

         (a) On August 25, 2005, the Company completed a consolidation of its share capital on a basis of one new common share for ten old common shares. All comparative share amounts and balances have been restated.

         (b)      During the 2006 fiscal year, the Company completed:

                  i) a private placement totalling 5,000,000 units at $0.50 per unit for gross proceeds of $2,500,000. Each unit comprised one common share and one half share purchase warrant. One full warrant was exercisable into one common share at $0.65 per common share on or before January 16, 2008, subject to a forced conversion provision. The Company paid $22,000 as finders' fees on the non-brokered portion of the private placement. On the brokered portion of the private placement, the Company paid a commission of $150,000 and issued 25,000 common shares, at a fair value of $12,500, for a corporate finance fee. The Company also granted an option to the agent entitling it to acquire 150,000 units at a price of $0.50 per unit, for a period of two years.

                            ROCHESTER RESOURCES LTD.
                        (FORMERLY HILTON RESOURCES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2006, 2005 AND 2004
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


5.       SHARE CAPITAL (continued)

                      The agent's option was exercised during the 2006 fiscal year. The units issued to the agent had the same terms as the units issued under the private placements. In addition, the Company incurred $71,087 of costs relating to the private placement. Certain directors and officers of the Company have purchased 270,000 units of the private placement.

                      The fair value of the agent's option and related warrants have been estimated using the Black- Scholes option pricing model. The assumptions used were: dividend yield - 0%; expected volatility - 136%; a risk-free interest rate of 3.71%; and an expected life of twelve months. The value assigned to the agent's option and related warrants was $112,500.

                      During the 2006 fiscal year, the Company issued a total of 2,545,000 common shares for proceeds of $1,654,250, as a result of the exercise of warrants under the forced conversion provision. The remaining warrants for 30,000 common shares expired without exercise.

                  ii) a private  placement of 1,000,000 units at $0.72 per unit.
                      Each unit comprised one common share and one share purchase warrant. Each warrant is exercisable into one common share at $0.80 per common share on or before May 3, 2008. The Company paid a commission of $72,000, issued 25,000 common shares, at a fair value of $18,000, for a corporate finance fee and granted 100,000 agent's warrants exercisable on the same basis as the warrants issued under the private placement. The Company also incurred $33,068 of costs relating to the private placement.

                      The fair value of the agent's warrants have been estimated using the Black-Scholes option pricing model. The assumptions used were: dividend yield - 0%; expected volatility - 137%; a risk-free interest rate of 4.12%; and an expected life of twelve months. The value assigned to the agent's warrants was $66,000.

         (c) During the 2005 fiscal year, the Company completed a non-brokered private placement financing of 355,000 units at a price of $1.00 per unit, for gross proceeds of $355,000. Each unit comprised one common share and one-half share purchase warrant. Each full share purchase warrant entitles the holder to purchase one additional common share for a period of two years, at an exercise price of $1.50 per share on or before February 7, 2006 and, thereafter, at $2.00 per share on or before February 7, 2007. The Company issued 9,000 units having the same terms as the private placement, at a fair value of $9,000, in consideration as finder's fees on a portion of the private placement. Certain directors of the Company and their immediate family members have purchased 65,000 units of the private placement.

         (d) During the 2004 fiscal year, the Company completed the following private placements:

                  i) 403,000 units at $1.00 per unit, for gross proceeds of $403,000. Each unit comprised one common share and one share purchase warrant. Each warrant entitles the holder to purchase an additional common share at $1.40 per share on or before November 25, 2005. The Company issued 10,000 units, on the same terms as the private placement units, and 6,623 common shares in consideration of $16,623 of finders' fees and incurred $8,330 of costs associated with the private placement. On November 25, 2005, the remaining 352,000 warrants expired without exercise;

                            ROCHESTER RESOURCES LTD.
                        (FORMERLY HILTON RESOURCES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2006, 2005 AND 2004
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


5.       SHARE CAPITAL (continued)

                  ii) 67,500  units at $2.00 per unit,  for  gross  proceeds  of
                      $135,000. Each unit comprised one common share and one share purchase warrant. Each warrant entitled the holder to purchase an additional common share at $2.60 per share on or before February 19, 2005. The Company incurred $7,745 of costs associated with the private placement. Certain directors, officers and a private company controlled by a director purchased 45,000 units. During the 2005 fiscal year the warrants expired without exercise; and

                  iii)142,500 units at $2.30 per unit, for proceeds of $327,750.
                      Each unit comprised one common share and one share purchase warrant. Each warrant entitles the holder to purchase an additional common share for a period of two years at $3.10 per share on or before March 4, 2006. During the 2006 fiscal year, the warrants expired without exercise.

         (e)      A  summary  of  the   Company's   warrants   outstanding   and
                  exercisable at May 31, 2006, 2005 and 2004, and the changes for the years ending on those dates is presented below:

                                   ----------------------------    ----------------------------    ----------------------------
                                               2006                            2005                            2004
                                   ----------------------------    ----------------------------    ----------------------------
                                                      WEIGHTED                        WEIGHTED                        WEIGHTED
                                      NUMBER          AVERAGE         NUMBER          AVERAGE         NUMBER          AVERAGE
                                    OF WARRANTS       EXERCISE      OF WARRANTS       EXERCISE      OF WARRANTS       EXERCISE
                                    OUTSTANDING        PRICE        OUTSTANDING        PRICE        OUTSTANDING        PRICE
                                                         $                               $                               $

                  Balance,
                     beginning of
                        year            688,500         1.78            582,365         4.60             34,002        67.40
                  Issued              3,675,000         0.70            182,000         1.50            623,000         1.90
                  Exercised          (2,557,000)        0.66                  -          -              (49,000)        1.40
                  Expired              (524,500)        1.82            (75,865)       23.04            (25,637)       28.10
                                   ------------                    ------------                    ------------
                  Balance,
                     end of year      1,282,000         1.11            688,500         1.78            582,365         4.60
                                   ============                    ============                    ============

                  The following table summarizes information about the warrants outstanding and exercisable at May 31, 2006:

                  EXERCISE
                   PRICE                 NUMBER           EXPIRY DATE
                     $
                    2.00                159,500           February 7, 2007
                    2.00                 22,500           March 29, 2007
                    0.80              1,100,000           May 3, 2008
                                   ------------
                                      1,282,000
                                   ============

         (e) See also Note 14.

                            ROCHESTER RESOURCES LTD.
                        (FORMERLY HILTON RESOURCES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2006, 2005 AND 2004
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


6.       STOCK OPTIONS AND STOCK-BASED COMPENSATION

         The Company has established a rolling stock option plan (the "Plan"), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company. The exercise price of the options is set at the Company's closing share price on the day before the grant date, less allowable discounts in accordance with the policies of the TSX Venture Exchange ("TSXV"). The options have a maximum term of five years.

         During the 2006 fiscal year, the Company granted 720,000 (2005 - 178,500; 2004 - 70,000) stock options to the Company's directors, employees and consultants and recorded compensation expense of $256,159 (2005 - $138,725; 2004 - $154,000).

         The fair value of stock options granted to directors, employees and consultants is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for the grants made during fiscal 2006, 2005 and 2004:

                                                2006                      2005                      2004

         Risk-free interest rate           3.63% - 3.86%              2.69% - 3.07%                 2.54%
         Estimated volatility               125% - 136%                146% - 147%                  140%
         Expected life                  9 months - 18 months      12 months - 18 months           18 months
         Expected dividend yield                 0%                        0%                        0%

         The weighted average fair value of stock options granted during the year to the Company's directors, employees and consultants was $0.36 (2005 - $0.80; 2004 - $2.20) per share .

         Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

         A summary of the Company's outstanding stock options at May 31, 2006, 2005 and 2004 and the changes for the years ending on those dates is as follows:

                                   ----------------------------    ----------------------------    ----------------------------
                                               2006                            2005                            2004
                                   ----------------------------    ----------------------------    ----------------------------
                                                      WEIGHTED                        WEIGHTED                        WEIGHTED
                                       NUMBER         AVERAGE          NUMBER         AVERAGE          NUMBER         AVERAGE
                                     OF OPTIONS       EXERCISE       OF OPTIONS       EXERCISE       OF OPTIONS       EXERCISE
                                    OUTSTANDING        PRICE        OUTSTANDING        PRICE        OUTSTANDING        PRICE
                                                         $                               $                               $

         Balance, beginning of year     217,500         1.30             70,000         2.50             18,620        113.80
         Granted                        720,000         0.62            178,500         1.04             70,000          2.50
         Exercised                            -          -               (3,000)        2.50                  -           -
         Cancelled/expired             (217,500)        1.30            (28,000)        2.50            (18,620)       113.80
                                   ------------                    ------------                    ------------
         Balance, end of year           720,000         0.62            217,500         1.30             70,000          2.50
                                   ============                    ============                    ============


                            ROCHESTER RESOURCES LTD.
                        (FORMERLY HILTON RESOURCES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2006, 2005 AND 2004
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


6.       STOCK OPTIONS AND STOCK-BASED COMPENSATION (continued)

         The following table summarizes information about the stock options outstanding and exercisable at May 31, 2006:


             NUMBER           NUMBER
          OUTSTANDING      EXERCISABLE    EXERCISE PRICE      EXPIRY DATE
                                                 $
              220,000          220,000          0.50          November 10, 2008
              350,000          350,000          0.62          January 17, 2009
              150,000           25,000          0.80          August 21, 2007
         ------------     ------------
              720,000          595,000
         ============     ============

         See also Note 14.


7.       CONTRIBUTED SURPLUS

         The Company's contributed surplus as May 31, 2006, 2005 and 2004 and the changes for the years ending on those dates is as follows:

                                                                       2006            2005            2004
                                                                         $               $               $

         Balance, beginning of year                                     286,125         154,000               -
         Stock-based compensation on stock options (Note 6)             256,159         138,725         154,000
         Stock options exercised                                              -          (6,600)              -
         Stock-based compensation on agent's option and
              warrants (Note 5(b))                                      178,500               -               -
         Agent's option exercised                                      (112,500)              -               -
                                                                   ------------    ------------    ------------
         Balance, end of year                                           608,284         286,125         154,000
                                                                   ============    ============    ============


8.       RELATED PARTY TRANSACTIONS

         During fiscal 2006, the Company incurred $170,794 (2005 - $94,538; 2004
         - $110,066) for accounting and administration, management, professional and consulting services provided by current and former directors and officers of the Company. As at May 31, 2006, $17,210 (2005 - $15,615;
         2004 - $nil) remained outstanding and has been included in accounts payable and accrued liabilities.

         See also Note 5.

                            ROCHESTER RESOURCES LTD.
                        (FORMERLY HILTON RESOURCES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2006, 2005 AND 2004
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


9.       INCOME TAXES

         Future income tax assets and liabilities of the Company as at May 31, 2006 and 2005 are as follows:
                                                       2006            2005
                                                         $               $

         Future income tax assets (liabilities)
            Losses carried forward                    2,492,600      2,516,300
            Share issue costs                           101,800         10,600
                                                   ------------    -----------
                                                      2,594,400      2,526,900
         Valuation allowance                         (2,594,400)    (2,526,900)
                                                   ------------    -----------
         Net future income tax asset                          -              -
                                                   ============    ===========

         The recovery of income taxes shown in the consolidated statements of operations and deficit differs from the amounts obtained by applying statutory rates to the loss before provision for income taxes due to the following:
                                                       2006            2005
                                                         $               $

         Income tax rate reconciliation
         Combined federal and provincial
            income tax rate                              34.12%          35.62%
                                                   ============    ============

         Expected income tax recovery                  (252,700)       (395,000)
         Non-deductible stock-based compensation         87,400          49,400
         Write-off of mineral resource interests              -         250,400
         Other                                           (4,000)          2,400
         Unrecognized benefit of income tax losses      169,300          92,800
                                                   ------------    -------------
         Actual income tax recovery                           -               -
                                                   ============    ============

         As at May 31, 2006, the Company has accumulated non-capital losses for income tax purposes of approximately $7.3 million, expiring from 2007 to 2016, the related benefits of which have not been recognized in these financial statements as there is no reasonable assurance such benefits will be realized.


10.      SEGMENTED INFORMATION

         The Company operates in one industry segment, the exploration of mineral interests. The Company's current mineral interests are located in Mexico and its corporate assets are located in Canada.
                                   --------------------------------------------
                                                       2006
                                   --------------------------------------------
                                   IDENTIFIABLE                         NET
                                      ASSETS         REVENUES          LOSS
                                         $               $               $

         Mineral operations (Mexico)  1,337,075               -         (12,091)
         Corporate (Canada)           3,634,481          36,566        (729,164)
                                   ------------    ------------    ------------
                                      4,971,556          36,566        (741,255)
                                   ============    ============    ============

                            ROCHESTER RESOURCES LTD.
                        (FORMERLY HILTON RESOURCES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2006, 2005 AND 2004
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


10.      SEGMENTED INFORMATION (continued)
                                   --------------------------------------------
                                                       2005
                                   --------------------------------------------
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
                                   ============    ============    ============

                                   --------------------------------------------
                                                       2004
                                   --------------------------------------------
                                   IDENTIFIABLE                         NET
                                      ASSETS         REVENUES          LOSS
                                         $               $               $

         Mineral operations (Mexico)    293,529               -               -
         Corporate (Canada)             579,399         119,191        (582,395)
                                   ------------    ------------    ------------
                                        872,928         119,191        (582,395)
                                   ============    ============    ============


11.      FAIR VALUE OF FINANCIAL INSTRUMENTS

         The fair values of financial instruments at May 31, 2006 and 2005, were estimated based on relevant market information and the nature and terms of financial instruments. Management is not aware of any factors which would significantly affect the estimated fair market amounts, however, such amounts have not been comprehensively revalued for purposes of these financial statements. Disclosure subsequent to the balance sheet dates and estimates of fair value at dates subsequent to May 31, 2006 and 2005, may differ significantly from that presented.

         Fair  value   approximates  the  amounts  reflected  in  the  financial
         statements for cash, amounts receivable and accounts payable and accrued liabilities.

         The Company may be subject to currency risk due to the fluctuations of exchange rates between the Canadian dollar and other foreign currencies. However, the Company is not subject to significant interest and credit risks arising from these instruments.

                            ROCHESTER RESOURCES LTD.
                        (FORMERLY HILTON RESOURCES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2006, 2005 AND 2004
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


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

                                                                       2006            2005            2004
                                                                         $               $               $

                  CONSOLIDATED STATEMENTS OF OPERATIONS
                      AND COMPREHENSIVE INCOME

                  Loss for the year
                      Canadian GAAP                                    (741,255)     (1,108,987)       (582,395)
                      Mineral interests expensed (ii)                  (642,068)        220,582        (220,582)
                      Other compensation expense (iv)                    (2,700)        (19,500)        (27,000)
                      Accretion of liability component of
                       long-term debt (v)                                     -               -          92,139
                                                                   ------------    ------------    ------------
                      US GAAP                                        (1,386,023)       (907,905)       (737,838)

                  OTHER COMPREHENSIVE INCOME
                      Unrealized holding gain (loss) on
                       available-for-sale marketable securities (i)           -          39,200          59,520
                                                                   ------------    ------------    ------------
                  Comprehensive (loss) for the year                  (1,386,023)       (868,705)       (678,318)
                                                                   ============    ============    ============

                  Loss per share basic and fully diluted - US GAAP       $(0.32)         $(0.44)         $(0.66)
                                                                   ============    ============    ============

                                                                       2006            2005
                                                                         $               $

                  CONSOLIDATED BALANCE SHEETS

                  Total Assets
                      Canadian GAAP                                   4,971,556         287,316
                      Available for sale securities (i)                       -          39,200
                      Mineral interests expensed (ii)                  (642,068)              -
                                                                   ------------    ------------
                      US GAAP                                         4,329,488         326,516
                                                                   ============    ============

                  Total Liabilities
                      Canadian GAAP and US GAAP                         214,447          31,006
                                                                   ============    ============

                  Shareholders' Equity
                      Canadian GAAP                                   4,757,109         256,310
                      Available for sale securities (i)                       -          39,200
                      Mineral interests expensed (ii)                  (642,068)              -
                                                                   ------------    ------------
                      US GAAP                                         4,115,041         295,510
                                                                   ============    ============

                            ROCHESTER RESOURCES LTD.
                        (FORMERLY HILTON RESOURCES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2006, 2005 AND 2004
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)


                                                                       2006            2005            2004
                                                                         $               $               $

                  CONSOLIDATED STATEMENTS OF CASH FLOWS

                  OPERATING ACTIVITIES

                  Cash used per Canadian GAAP                          (354,170)       (271,651)       (247,942)
                  Mineral interests                                    (791,152)       (415,255)       (220,582)
                                                                   ------------    ------------    ------------
                  Cash used per US GAAP                              (1,145,322)       (686,906)       (460,524)
                                                                   ============    ============    ============
                  INVESTING ACTIVITIES

                  Cash used per Canadian GAAP                          (833,638)       (388,800)       (289,401)
                  Mineral interests                                     791,152         415,255         220,582
                                                                   ------------    ------------    ------------
                  Cash provided from (used) per US GAAP                 (42,486)         26,455          68,819
                                                                   ============    ============    ============

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

                  (ii)   Mineral Interests

                         Mineral property costs and related exploration expenditures are accounted for in accordance with
                         Canadian GAAP as disclosed in Note 2. For US GAAP purposes, the Company expenses exploration costs relating to mineral interests. When proven and probable reserves are determined for an interest and a feasibility study prepared, then subsequent exploration and development costs of the property would be capitalized. The capitalized costs of such properties would then be amortized using the unit of production method over the estimated life of the ore body based on proven and probable reserves and would be assessed periodically for recoverability of carrying values.

                         For US GAAP purposes, the Company has adopted the provisions of EITF 04-2, "Whether Mineral Rights are Tangible or Intangible Assets" and FSP FAS 141-1 and 142-1 which concluded that mineral rights are tangible assets. Accordingly, the Company capitalizes certain costs related to the acquisition of mineral rights.

                            ROCHESTER RESOURCES LTD.
                        (FORMERLY HILTON RESOURCES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2006, 2005 AND 2004
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

                  (iii) Private  Placements of Common Stock and Special Warrants
                        with Related Parties

                         US GAAP requires disclosure of private placements conducted by the Company where directors and officers of the Company and their immediate family members are participants. During the 2006 fiscal year, directors, officers and companies controlled by the directors or officers acquired 270,000 shares (2005 - 65,000; 2004 -
                         45,000) of the Company, pursuant to private placements conducted by the Company, for cash proceeds of $135,000 (2005 - $65,000; 2004 - $90,000);

                  (iv)   Private Placements of Common Stock

                         The Company conducts the majority of its equity financings pursuant to private placements. Under the policies of the TSXV, on which the Company's common stock is listed, the Company may provide a discount off the market price of the Company's common stock. US GAAP does not permit a discount from the market price. US GAAP requires the recognition of the market value of the Company's common stock as a credit to share capital, with a charge to operations for the portion of the discount relating to equity financings conducted with officers and directors of the Company and a charge to shareholders' equity, as a capital distribution, for the discount relating to the remaining portion of the equity financings.

                         Under US GAAP, loss and capital distributions for the 2006 fiscal year would increase by $2,700 (2005 - $19,500; 2004 - $27,000) and $127,300 (2005 - $87,000;
                         2004 - $295,349), respectively, and share capital, as at May 31, 2006 would increase by $3,559,578 (2005 -
                         $3,429,578; 2004 - $3,323,078).  There is no net change
                         to shareholders' equity.

                  (v)    Accretion of Liability Component of Long-term Debt

                         Under Canadian GAAP, compound financial instruments such as convertible debentures are required to be accounted for at the fair value of their components. Such accounting is not permitted under US GAAP unless the components are detachable, which they are not in this case.

                  (vi)   Functional Currency

                         The Company's functional currency is the Canadian dollar.

                  (vii)  Development Stage Company

                         The Company is in the exploration stage and, as of June 1, 2003, was considered a development stage company as defined by Statement of Financial Accounting Standards ("SFAS") No. 7. To May 31, 2006, the Company has accumulated a deficit of $2,432,637 while in the development stage.

                            ROCHESTER RESOURCES LTD.
                        (FORMERLY HILTON RESOURCES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2006, 2005 AND 2004
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

         (b)      Recent Accounting Pronouncements

                  UNITED STATES PRONOUNCEMENTS

                  In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123R, "Share Based Payment" ("SFAS 123R"). SFAS 123R supersedes APB 25 and its related implementation guidance by requiring entities to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards (with limited exceptions) and revises SFAS 123 as follows:

                  (i) Public entities are required to measure liabilities incurred to employees in share-based payment transactions at fair value and non-public entities may elect to measure their liabilities to employees incurred in share-based payment transactions at their intrinsic value, whereas under SFAS 123 all share-based payment liabilities were measured at their intrinsic value.

                  (ii) Non-public entities are required to calculate fair value using an appropriate industry sector index for the expected volatility of its share price, if it is not practicable to estimate the expected volatility of the entity's share price.

                  (iii) Entities are required to estimate the number of instruments for which the requisite service is expected to be rendered as opposed to accounting for forfeitures as they occur.

                  SFAS 123R also clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or a liability and attributing compensation cost to reporting periods. SFAS 123R does not change the accounting guidance for share-based payment transactions with parties other than employees provided in SFAS 123 as originally issued in EITF 96-18. SFAS 123R also does not address the accounting for employee share ownership plans which are subject to
                  Statement of Position 93-6, "Employers' Accounting for Employee Stock Ownership Plans". The Company will be required to apply SFAS 123R as of the first annual reporting period that begins after June 15, 2005. The adoption of this new pronouncement is not expected to have a material effect on the Company's consolidated financial position or results of operations.

                  CANADIAN PRONOUNCEMENTS

                  The Company believes that there are no new Canadian pronouncements which will have a material effect on the Company's consolidated financial position or results of operations.

                            ROCHESTER RESOURCES LTD.
                        (FORMERLY HILTON RESOURCES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2006, 2005 AND 2004
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


13.      SUPPLEMENTARY CASH FLOW INFORMATION

         Non-cash operating, financing and investing activities were conducted by the Company during fiscal 2006, 2005 and 2004 as follows:


                                                       2006            2005            2004
                                                         $               $               $

         Operating activities

              Drilling advance                                -          57,221               -
              Corporate finance fee                     (30,500)              -               -
                                                   ------------    ------------    ------------
                                                        (30,500)         57,221               -
                                                   ============    ============    ============

         Financing activities

              Issuance of common shares for
                  non-cash consideration                480,500          25,600       2,058,555
              Share issue costs                        (178,500)         (9,000)        (16,623)
              Contributed surplus                        66,000          (6,600)              -
              Retirement of debentures                        -               -      (1,748,090)
              Decrease in equity component of
                  debentures on conversion                    -               -        (430,922)
                                                   ------------    ------------    ------------
                                                        368,000          10,000        (137,080)
                                                   ============    ============    ============
         Investing activities

              Retirement of loan                              -               -         137,080
              Expenditures on mineral claims           (337,500)        (67,221)              -
                                                   ------------    ------------    ------------
                                                       (337,500)        (67,221)        137,080
                                                   ============    ============    ============

         Other supplementary cash flow information:

                                                       2006            2005            2004
                                                         $               $               $

         Interest paid in cash                                -               -          46,557
                                                   ============    ============    ============
         Income taxes paid in cash                            -               -               -
                                                   ============    ============    ============


14.      SUBSEQUENT EVENTS

         (a) The Company has completed non-brokered private placements for:

                  i) 2,000,000 units at a price of $0.90 per unit, for proceeds of $1,800,000. Each unit comprised one common share and one transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share for a period of two years, at an exercise price of $1.15 per share on or before July 28, 2007 and $1.30 per share on or before July 28, 2008. The warrants are subject to a forced conversion provision which comes into effect should the Company's common shares trade at 150% or more per share of the exercise price of the warrants for a period of 45 consecutive trading days; and

                            ROCHESTER RESOURCES LTD.
                        (FORMERLY HILTON RESOURCES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2006, 2005 AND 2004
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


14.      SUBSEQUENT EVENTS (continued)

                  ii) 700,456  units at a price of $1.15 per unit,  for proceeds of $805,524. Each unit comprised one common share and one transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share for a period of two years, at an exercise price of $1.40 per share on or before December 8, 2008. The warrants are subject to a forced conversion provision which comes into effect after June 30, 2007, should the Company's common shares trade in excess of $2.30 per share for a period of 45 consecutive trading days.

         (b) Subsequent to May 31, 2006, the Company issued 1,084,000 common shares, for $1,086,300 of proceeds, on the exercises of 927,000 warrants and 157,000 stock options.

         (c) The Company has granted stock options to the Company's directors, employees and consultants to acquire 500,000 common shares at $0.90 per share, expiring September 5, 2011, and 150,000 common shares at $1.40 per share, expiring November 24, 2009.

         (d) Subsequent to May 31, 2006, the Company funded the requisite US $1.5 million and made payments totalling US $300,000 under the option agreement on the Mina Real Property. In addition, the Company commenced funding the construction of a cyanidation processing plant and related infrastructure on the Mina Real Property. As a result, ALB acknowledged that the Company had earned its 51% interest in the Mina Real Property.

                  On October 20, 2006, the Company, ALB and the shareholders of ALB entered into an agreement whereby the Company agreed to acquire 100% of the issued and outstanding share capital of ALB in exchange for the issuance of 10,500,000 common shares of the Company. ALB's sole asset is its 49% interest in the Mina Real Property and the only liabilities of ALB are its underlying obligations of US $2 million and a 1% net smelter return royalty on the Mina Real Property. Closing of the agreement occurred on December 1, 2006, and the Company issued the common shares to the shareholders of ALB.

                                                                      SCHEDULE I

                            ROCHESTER RESOURCES LTD.
                        (FORMERLY HILTON RESOURCES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                   CONSOLIDATED SCHEDULE OF MINERAL INTERESTS
                           FOR THE YEARS ENDED MAY 31




                                                       2006            2005
                                                         $               $

BALANCE - BEGINNING OF YEAR                                   -         220,582
                                                   ------------    ------------

EXPLORATION COSTS DURING THE YEAR

    Access road construction                                  -          40,022
    Assays                                                    -           5,483
    Camp costs                                           27,642           7,633
    Consulting                                          339,189          63,442
    Drilling                                                  -          62,612
    Equipment rental                                      7,416               -
    Exploration office                                   44,843          20,363
    Fuel                                                  2,238           9,018
    Geological                                                -         122,230
    Geophysics                                                -           2,932
    Legal                                                     -           4,664
    Permits and fees                                          -          13,583
    Other                                                     -           4,549
    Repairs and maintenance                               1,619               -
    Salaries                                            156,928          34,776
    Supplies                                             52,283               -
    Topography                                                -           5,886
    Transport                                                 -           3,905
    Travel                                                1,437          14,842
    Vehicles                                              8,473               -
                                                   ------------    ------------
                                                        642,068         415,940
                                                   ------------    ------------
ACQUISITION COSTS

    Option payments and other                           149,084          66,536
    Issuance of common shares                           337,500               -
                                                   ------------    ------------
                                                        486,584          66,536
                                                   ------------    ------------
                                                      1,128,652         482,476
                                                   ------------    ------------
BALANCE BEFORE WRITE-OFF                              1,128,652         703,058

WRITE-OFF OF MINERAL INTERESTS                                -        (703,058)
                                                   ------------    ------------
BALANCE - END OF YEAR                                 1,128,652               -
                                                   ============    ============