Form 20-F
ROCHESTER RESOURCES LTD
filed 2007-11-30
CIK 1099957

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

(Mark One)

[ ] Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
                                       or

[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
                     FOR THE FISCAL YEAR ENDED MAY 31, 2007
                                       or

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.
                   29,665,438 COMMON SHARES AS OF MAY 31, 2007


Indicate by check mark if the  registrant is a well-known  seasoned  issuer,  as
defined in Rule 405 of the Securities Act.   Yes [   ]  No [ X ]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934.   Yes [   ]  No [ X ]

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing
requirements for the past 90 days.   Yes [ X ]  No [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer [ ]   Accelerated filer [ ]   Non-accelerated filer [X]

Indicate by check mark which financial statement item the registrant has elected
to follow.   Item 17 [ X ]  Item 18 [   ]

If this is an annual report,  indicate by check mark whether the registrant is a
shell company (as defined in Rule 12b-2 of the Exchange Act) Yes [   ]  No [ X ]

GENERAL INFORMATION:

Unless otherwise indicated, all references herein are to Canadian dollars. Unless otherwise indicated herein, the term "Company" means collectively the Company and its subsidiaries.

The Company is required under Canadian law (National Instrument 43-101 Standards Of Disclosure For Mineral Projects) ("NI 43-101") to calculate and categorize "mineral reserve", "proven mineral reserve", "probable mineral reserve", "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" under the Canadian Institute of Mining Metallurgy and Petroleum ("CIM") Standards on Mineral Resources and Reserves - Definitions and Guidelines adopted by the CIM in August 2000. These standards establish definitions and guidelines for the reporting of exploration information, mineral resources and mineral reserves in Canada. These definitions have not been adopted for use in the United States of America by the Securities and Exchange Commission (the "SEC"). Under these guidelines, the CIM definitions of proven and probable mineral reserves equate to the definitions of proven and probable reserves as set out in Guide 7 of the Securities Act Industry Guides adopted by the SEC ("Guide 7"). In addition, Canadian law requires disclosure of mineral resources that equate to measured, indicated and inferred resources.

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

ounce or a troy ounce or 20 pennyweights or 480 grains or 31.103 grams.

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

probable            (SEC Guide 7  definition)  reserves  for which  quantity and
(indicated)         grade and/or quality are computed from  information  similar
reserves            to that used for proven (measured)  reserves,  but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

professional        for the  purposes of the  definition  of a Qualified  Person
association         below,  means a  self-regulatory  organization of engineers, geoscientists or both engineers and  geoscientists  that (a)
                    has been given  authority  or  recognition  by statute;  (b)
                    admits  members  primarily  on the  basis of their  academic qualifications and experience;  (c) requires compliance with
                    the   professional   standards  of  competence   and  ethics
                    established by the organization; and (d) has disciplinary powers, including the power to suspend or expel a member.

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

proven (measured)   (SEC Guide 7 definition)  reserves for which (a) quantity is
reserves            computed  from  dimensions  revealed in outcrops,  trenches, workings or drill holes;  grade and/or  quality are computed from the results of detailed  sampling and (b) the sites for inspection,  sampling and  measurement are spaced so closely and the  geologic  character  is so well  defined that size,
                    shape,   depth  and   mineral   content  of   reserves   are
                    well-established.

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

sulphidation        an ore forming  process where sulfur from an external source is introduced into pre existing rock or magma and bonds with metallic elements forming metallic sulphide minerals.

tailings material rejected from a mill after recoverable valuable minerals have been extracted.

ton                 short ton (2,000 pounds).

tonne               metric tonne (2,204.6 pounds).

vein a tabular body of rock typically of narrow thickness and often mineralized occupying a fault, shear, fissure or fracture crosscutting another pre-existing rock.

FORWARD LOOKING STATEMENTS

The Company cautions readers regarding forward looking statements found in the following discussion and elsewhere in this annual report and in any other statement made by, or on the behalf of the Company, whether or not in future filings with the SEC. Forward looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments. Such statements may not prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Forward looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company's control and many of which, with respect to future business decisions, are subject to change. Without limiting the generality of the foregoing, such risks and uncertainties include interpretation of results and geology, results of pre-feasibility and feasibility studies, recovery, accidents, equipment breakdowns, labor disputes or other unanticipated difficulties with or interruptions in activities, delays in exploration activities, political risks involving doing business in other nations and the policies of these other nations, the inherent uncertainty of fluctuations in minerals or metals recovered at any property, if any, and failure to obtain adequate financing on a timely basis. See "Item 3. Key Information - Risk Factors". These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward looking statements made by or on behalf of the Company. The Company disclaims any obligation to update forward looking statements.

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


ITEM 3.  KEY INFORMATION.
--------------------------------------------------------------------------------

SELECTED FINANCIAL DATA

The selected financial data of the Company for the years ended May 31, 2007, 2006 and 2005 was derived from the consolidated financial statements of the Company which have been audited by D & H Group LLP, independent Chartered Accountants, as indicated in their report which is included elsewhere in this report. The selected financial data set forth for the years ended May 31, 2004 and 2003 are derived from the Company's audited consolidated financial statements, not included herein.

The information in the following table was extracted from the more detailed consolidated financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under the heading "Item 5. Operating and Financial Review and Prospects".

Reference is made to Note 15 of the Company's consolidated financial statements included herein for a discussion of the material differences between Canadian generally accepted accounting principles ("Canadian GAAP") and United States generally accepted accounting principles ("US GAAP"), and their effect on the Company's consolidated financial statements.

                                                 ------------------------------------------------------------------
                                                                         YEAR ENDED MAY 31,
                                                                 (IN '000S, EXCEPT PER SHARE DATA)
                                                 ------------------------------------------------------------------
                                                    2007          2006          2005          2004          2003
                                                 ----------    ----------    ----------    ----------    ----------

 Revenues                                                 -             -             -             -          $128
 Interest Income and Other                              $47           $78           $20          $119           $58
 Production Costs                                         -             -             -             -         $(84)
 General and Administrative                          $(804)        $(484)        $(247)        $(341)        $(821)
 Stock-Based Compensation                          $(2,542)        $(256)        $(139)        $(154)             -
 Interest Expense                                    $(188)             -             -        $(234)        $(641)
 Depreciation, Depletion and Impairment                $(1)          $(2)          $(6)          $(2)      $(6,881)
 Write-off of Unproven Mineral Claims                     -             -        $(703)             -             -
 Research Development & Marketing                         -             -             -             -        $(364)
 Impairment of Investment and Advances                    -             -             -             -        $(938)
 Other                                               $(186)         $(77)         $(34)           $30        $(247)
 Net Loss                                          $(3,674)        $(741)      $(1,109)        $(582)      $(9,791)
 Loss Per Share                                     $(0.19)       $(0.17)       $(0.56)       $(0.57)      $(21.76)
 Weighted Average Number of Shares                   19,859         4,389         1,966         1,025           450
 Dividends per Share                                      -             -             -             -             -
 Working Capital (Deficiency)                          $769        $3,536          $245          $551      $(1,494)
 Resource Assets                                    $26,241        $1,129             -          $221             -
 Other Assets                                        $2,410           $92           $11           $85          $184
 Non-current Obligations                             $5,506             -             -             -             -
 Shareholders' Equity                               $23,913        $4,757          $256          $857      $(1,310)
 Total Assets                                       $30,771        $4,972          $287          $873          $411
 Capital Stock                                      $96,437       $75,890       $70,970        70,594        67,568
                                                 ------------------------------------------------------------------

Adjustment to United States Generally Accepted Accounting Principles

The consolidated financial statements of the Company are presented in accordance with Canadian GAAP. Canadian GAAP differs in certain material respects from US GAAP. The material differences between Canadian and US GAAP, in respect of these consolidated financial statements, are summarized in the tables below.

                                                       2007            2006            2005
                                                         $               $               $

CONSOLIDATED STATEMENTS OF OPERATIONS
    AND COMPREHENSIVE INCOME

Loss for the year

    Canadian GAAP                                    (3,674,061)       (741,255)     (1,108,987)
    Mineral interests expensed (ii)                  (7,105,731)       (642,068)        220,582
    Other compensation expense (iv)                           -          (2,700)        (19,500)
                                                   ------------    ------------    ------------
    US GAAP                                         (10,779,792)     (1,386,023)       (907,905)

Other comprehensive income

    Unrealized holding gain (loss) on available
       -for-sale marketable securities (i)                    -               -          39,200
                                                   ------------    ------------    ------------

Comprehensive (loss) for the year                   (10,779,792)     (1,386,023)       (868,705)
                                                   ============    ============    ============

Loss per share basic and fully diluted - US GAAP         $(0.54)         $(0.32)         $(0.44)
                                                   ============    ============    ============

                                                       2007            2006
                                                         $               $
CONSOLIDATED BALANCE SHEETS

Total Assets
    Canadian GAAP                                    30,770,564       4,971,556
    Mineral interests expensed (ii)                  (7,747,799)       (642,068)
                                                   ------------    ------------
    US GAAP                                          23,022,765       4,329,488
                                                   ============    ============

Total Liabilities
    Canadian GAAP and US GAAP                         6,857,383         214,447
                                                   ============    ============

Shareholders' Equity
    Canadian GAAP                                    23,913,181       4,757,109
    Mineral interests expensed (ii)                  (7,747,799)       (642,068)
                                                   ------------    ------------
    US GAAP                                          16,165,382       4,115,041
                                                   ============    ============


                                                       2007            2006            2005
                                                         $               $               $

CONSOLIDATED STATEMENTS OF CASH FLOWS

OPERATING ACTIVITIES

Cash used per Canadian GAAP                          (2,651,212)       (354,170)       (271,651)
Mineral interests                                    (7,254,078)       (791,152)       (415,255)
                                                   ------------    ------------    ------------
Cash used per US GAAP                                (9,905,290)     (1,145,322)       (686,906)
                                                   ============    ============    ============

INVESTING ACTIVITIES

Cash used per Canadian GAAP                          (8,494,059)       (833,638)       (388,800)
Mineral interests                                     7,254,078         791,152         415,255
                                                   ------------    ------------    ------------
Cash provided from (used) per US GAAP                (1,239,981)        (42,486)         26,455
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

(ii)     Mineral Interests

         Mineral property costs and related exploration expenditures are accounted for in accordance with Canadian GAAP. For US GAAP purposes, the Company expenses exploration costs relating to mineral interests. When proven and probable reserves are determined for an interest and a feasibility study prepared, then subsequent exploration and development costs of the property would be capitalized. The capitalized costs of such properties would then be amortized using the unit of production method over the estimated life of the ore body based on proven and probable reserves and would be assessed periodically for recoverability of carrying values.

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

(iii)    Private  Placements  of Common Stock and Special  Warrants with Related
         Parties

         US GAAP requires disclosure of private placements conducted by the Company where directors and officers of the Company and their immediate family members are participants. During fiscal 2006, directors, officers and companies controlled by the directors or officers acquired 270,000 shares (2005 - 65,000) of the Company, pursuant to private placements conducted by the Company, for cash proceeds of $135,000 (2005 - $65,000). There was no participation by the related parties in the private placements conducted during fiscal 2007.

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

         With the adoption of Statement of Financial Accounting Standards No. 123R in fiscal 2007, there exists no difference between Canadian and US GAAP and no adjustment is required.

(v)      Functional Currency

         The Company's functional currency is the Canadian dollar.

(vi)     Development Stage Company

         The Company is in the exploration stage and, as of June 1, 2003, was considered a development stage company as defined by Statement of Financial Accounting Standards ("SFAS") No. 7. To May 31, 2007, the Company has accumulated a deficit of $6,106,698 while in the development stage.

Recent Accounting Pronouncements

United States Pronouncements

The Financial Accounting Standards Board ("FASB") has issued Statement of Financial Accounting Standards ("SFAS") 157, "Fair Value Measurements" ("SFAS 157"), which defines fair value, establishes a framework for consistently measuring fair value under GAAP and expands disclosures about fair value measurements. SFAS 157 is effective beginning January 1, 2008 and the provisions of SFAS 157 will be applied prospectively as of that date. The adoption of SFAS 157 is not expected to have an effect on the Company's financial position.

In February 2007 the FASB issued SFAS 159, "The Fair Value Option for Financial Assets and Liabilities - Including an amendment of FASB Statement No. 115". SFAS 159 permits entities to choose to measure certain financial assets and liabilities at fair value at specified election dates. Unrealized gains and losses, arising subsequent to adoption, are reported in earnings. SFAS 159 will be effective for fiscal years beginning after November 2007 with early adoption possible but subject to certain requirements. The adoption of SFAS 159 is not expected to have an effect on the Company's financial position.

The FASB has also issued FAS Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FAS Interpretation No. 109, "Accounting for Income Taxes". FIN 48 prescribes a recognition threshold and measurement attributable for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transitions. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 is not expected to have an effect on the Company's financial position.

Canadian Pronouncements

CICA Handbook Section 1530: "Comprehensive Income", effective for fiscal years beginning on or after October 1, 2006, establishes standards for reporting comprehensive income, defined as a change in value of net assets that is not due to owner activities, by introducing a new requirement to temporarily present certain gains and losses outside of net income.

CICA Handbook Section 3251: "Equity", effective for fiscal years beginning on or after October 1, 2006, establishes standards for the presentation of equity and changes in equity during the reporting period.

CICA Handbook Section 3855: "Financial Instruments - Recognition and Measurement", effective for fiscal years beginning on or after October 1, 2006, establishes standards for the recognition, classification and measurement of financial instruments including the presentation of any resulting gains or losses. Assets classified as available-for-sale securities will have revaluation gains and losses included in other comprehensive income until these assets are no longer included on the balance sheet.

CICA Handbook Section 1506: "Accounting Changes" ("CICA 1506"), effective for fiscal years beginning on or after January 1, 2007, establishes standards and new disclosures requirements for the reporting of changes in accounting policies and estimates and the reporting of error corrections. CICA1506 clarifies that a change in accounting policy can be made only if it is a requirement under Canadian GAAP or if it provides reliable and more relevant financial statement information. Voluntary changes in accounting policies require retrospective application of prior period financial statements, unless the retrospective effects of the changes are impracticable to determine, in which case the retrospective application may be limited to the assets and liabilities of the earliest period practicable, with a corresponding adjustment made to opening retained earnings.

The Company will be required to adopt the above new accounting procedures for its fiscal period beginning June 1, 2007. The adoption of these new pronouncements is not expected to have an effect on the Company's financial position or results of operations.

Exchange Rate History

The following table sets forth the average exchange rate for one Canadian dollar expressed in terms of one US dollar for the fiscal years ended May 31, 2007, 2006, 2005, 2004, and 2003.

         PERIOD                                        AVERAGE

         June 1, 2006 - May 31, 2007                   0.8839
         June 1, 2005 - May 31, 2006                   0.8581
         June 1, 2004 - May 31, 2005                   0.7984
         June 1, 2003 - May 31, 2004                   0.7443
         June 1, 2002 - May 31, 2003                   0.6574

The following table sets forth high and low exchange rates for one Canadian dollar expressed in terms of one US dollar for the six-month period ended October 31, 2007.

         MONTH                      HIGH                LOW

         October 2007              1.0531              0.9998
         September 2007            1.0041              0.9497
         August 2007               0.9527              0.9299
         July 2007                 0.9641              0.9355
         June 2007                 0.9453              0.9322
         May 2007                  0.9345              0.8980

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

The noon rate of exchange on November 21, 2007, reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was CDN $0.9894 (US $1.0107 = CDN $1.00).

RISK FACTORS

The securities of the Company are highly speculative. A prospective investor or other person reviewing the Company should not consider an investment unless the investor is capable of sustaining an economic loss of the entire investment. The Company is currently active in the mineral exploration and development business in Mexico. The Mina Real Project is the Company's only mineral property under development. As at the end of December 2006, the Company had completed the construction of the cyanidation processing plant at the Mina Real Property. Commissioning of the mill commenced in January 2007 and commercial levels of production was declared, effective June 1, 2007, for the production of gold, silver and other minerals from its mining concessions in Mexico. As a result, the Company is subject to all risks associated with establishing new mining operations. The financing, exploration, development and production of any of the Company's mineral properties is subject to a number of factors including commodity prices, laws and regulations, political conditions, currency fluctuations, hiring qualified people and obtaining necessary services in jurisdictions where the Company operates. The current trends relating to these factors could change at any time and negatively affect the Company's operations and business.

The following is a brief discussion of those distinctive or special characteristics of the Company's operations and industry which may have a material impact on, or constitute risk factors in respect of the Company's future financial performance.

THE COMPANY'S PROPERTIES ARE LOCATED IN MEXICO AND ARE SUBJECT TO CHANGES IN POLITICAL CONDITIONS AND REGULATIONS.

In the past, Mexico has been subject to political instability, changes and uncertainties, which may cause changes to existing governmental regulations affecting mineral exploration and mining activities. The Company's operations and properties are subject to a variety of governmental regulations including, among others: regulations promulgated by the Secretaria de Medio Ambiente y Recursos Naturales (Mexico, Secretariat of the Environment and Natural Resources) ("SEMARNAT"), Mexico's environmental protection agency; the Mexican Mining Law; and the regulations of the Comision National del Aqua with respect to water rights. The Company's mineral exploration and mining activities in

Mexico may be adversely affected in varying degrees by changing government regulations relating to the mining industry or shifts in political conditions that increase the costs related to the Company activities or maintaining its properties. Operations may also be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety. The Company does not carry political risk insurance.

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

NO  ASSURANCE  CAN BE  GIVEN  REGARDING  THE  COMMERCIAL  VIABILITY  OF  MINERAL
DEPOSITS.

Although the Company's Mina Real Property is in production, none of the Company's property interests have had sufficient exploration work to determine if they contain any "reserves", as that term is defined in Guide 7. The term "reserves" is defined in Guide 7 as "that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination." Guide 7 is available from the SEC's website at: http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7. Additionally, the Company has no Mineral Resources or Reserves as defined by NI 43-101 and no assurance can be given that any particular level of recovery of minerals will in fact be realized or will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. In addition, the grade of mineralization ultimately mined may differ from that indicated by the mining and processing of bulk samples or drilling results, and such differences could be material. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations, inaccurate or incorrect geologic, metallurgical or engineering work, and work interruptions, among other things. Short term factors, such as the need for orderly development of deposits or the processing of new or different grades, may have an adverse effect on mining operations or the results of operations. There can be no assurance that minerals recovered in small-scale laboratory tests will be duplicated in large-scale tests under on-site conditions or in production scale operations. Material changes in reserves or resources, grades, stripping ratios or recovery rates may affect the economic viability of projects.

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

Commissioning of the 200 tonne/day mill at the Mina Real Property began in January 2007 and commercial production was deemed to have been achieved on June 1, 2007. Despite achieving commercial levels of production, an independent feasibility study on the Mina Real project has not been conducted, which may increase the risk that the Company's planned operations are not economically viable. The Company has relied on the work of management, an outside consultant and the project manager in Mexico, who has extensive experience in similar size projects from the construction and operational perspective. In addition, the Company is currently conducting extensive exploration of the Mina Real Property to determine whether it contains any "reserves", as that term is defined in Guide 7.

THE PRICES OF METALS FLUCTUATE IN THE MARKET AND SUCH FLUCTUATIONS COULD NEGATIVELY IMPACT THE COMPANY'S ABILITY TO RAISE FUNDING AND MAY CAUSE CERTAIN ACTIVITIES TO BECOME UNECONOMIC.

The Company's revenues are, in large part, derived from the mining and sale of silver, gold and other minerals either "as is" i.e. in the ground, or as refined metal. Factors beyond the control of the Company may affect the marketability of any substances discovered and/or produced. The prices of various metals have experienced significant movement over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs in major mineral producing regions. Variations in the market prices of metals may impact on the Company's ability to raise funding to conduct exploration of properties acquired by the Company. In addition, any significant fluctuations in metal prices will impact on the economic viability of the Company's projects and it's decision to accelerate or reduce its exploration activities.

THE COMPANY MAY NOT HAVE PROPER TITLE TO ITS PROPERTIES AND, AS A RESULT, MAY INCUR SIGNIFICANT EXPENSES TO OBTAIN PROPER TITLE, OR MAY HAVE TO ABANDON ANY SUCH PROPERTY.

The Company has under option mineral claims or concessions which constitute certain of the Company's property holdings. The ownership and validity of mining claims and concessions are often uncertain and may be contested. In those jurisdictions where the Company has property interests, the Company makes a search of mining records in accordance with mining industry practices to confirm that it has acquired satisfactory title to its properties but does not obtain title insurance with respect to such properties. The possibility exists that title to one or more of its concessions, particularly title to undeveloped claims, might be defective because of errors or omissions in the chain of title, including defects in conveyances and defects in locating or maintaining such claims, or concessions. The boundaries of some of the Company's property interests have not been surveyed and, therefore, the precise location and area of these mining properties may be in doubt. The Company is not aware of challenges to the location or area of its unpatented mining claims. The Company does not have title to most of the surface rights to the Mina Real Property. The surface rights to the property are mostly held by local farmers. The Company will need to enter into agreements with the holders of the title to the surface rights in order to obtain such surface rights to the property. There can be no assurance that these surface rights will be secured on terms acceptable to the Company.

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

THE COMPANY'S ACTIVITIES ARE SUBJECT TO ENVIRONMENTAL REGULATIONS.

The operations of the Company are subject to environmental regulations promulgated by government agencies from time to time. Specifically, the Company's activities are subject to regulation by SEMARNAT. Regulations require that an environmental impact statement, known in Mexico as a Manifiesto Impacto Ambiental, be prepared for submission to SEMARNAT. Studies required to support the Manifiesto Impacto Ambiental include a detailed analysis of the following areas: soil, water, vegetation, wildlife, cultural resources and socio-economic impacts. The Company must also provide proof of local community support for a project to gain final Manifiesto Impacto Ambiental approval. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees.

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

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly junior natural resources exploration companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the Company's common shares fluctuated from a low of $1.09 to a high of $3.03 during the 12-month period ending October 31, 2007. Continued price fluctuations will have a significant impact on the Company's ability to complete equity financings.

THE COMPANY'S OPERATION IN MEXICO SUBJECTS THE COMPANY TO FOREIGN CURRENCY FLUCTUATIONS WHICH MAY INCREASE THE COMPANY'S EXPENSES AND, IN THE EVENT THE COMPANY ACHIEVES PROFITABILITY, REDUCE THE COMPANY'S PROFITABILITY.

The Company's operation in Mexico makes it subject to foreign currency fluctuation and such fluctuation may adversely affect the Company's financial position and results. The Canadian dollar varies under market conditions. The Company maintains its cash and cash equivalent amounts primarily in Canadian and U.S. denominated currencies. The currency exchange rate between U.S. dollars and Canadian dollars fluctuated between US $0.89800 and US $1.0531 for one Canadian dollar during the six-month period ending October 31, 2007. The Company does not currently engage in hedging activities.

THE COMPANY IS DEPENDENT ON KEY PERSONNEL AND THE ABSENCE OF ANY OF THESE INDIVIDUALS COULD RESULT IN A SIGNIFICANTLY NEGATIVE EFFECT ON THE COMPANY.

The Company strongly depends on the business and technical expertise of its management and key personnel. There is little possibility that this dependence will decrease in the near term. As the Company's operations expand, additional general management resources will be required, especially if the Company encounters risks that are inherent in doing business in foreign countries. The Company is dependent, in particular, on Alfredo Parra, the President, Chief Executive Officer ("CEO") and in-house Qualified Person for the Company, Jose Manuel Silva, the Chief Financial Officer ("CFO") of the Company, and the experience and expertise of its board of directors and advisory committee. The Company does not maintain key-man life insurance on any personnel. If the services of the Company's management and key personnel were lost, it could have a material adverse effect on future operations.

THE COMPANY'S SUCCESS DEPENDS ON PERFORMANCE AND SERVICE OF INDEPENDENT CONTRACTORS

The Company's success depends to a significant extent on the performance and continued service of certain independent contractors. The Company has contracted the services of professional miners, drillers and others for exploration, mining environmental, construction and engineering services. Poor performance by such contractors or the loss of such services could delay the exploration projects on the Company's property resulting in a reduction of share value.

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

In the course of exploration of mineral concessions, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company

THE COMPANY HAS LIMITED FINANCIAL RESOURCES AND IF THE COMPANY IS UNABLE TO SECURE ADDITIONAL FUNDING OR IF THE COMPANY'S MINING OPERATION OR EXPLORATION PROGRAMS ARE UNSUCCESSFUL, THE COMPANY MAY FAIL.

The Company has limited financial resources, a history of losses, limited revenues, and has no assurance that additional funding will be available to it. As of May 31, 2007, the Company had working capital of $768,740 and had not achieved commercial production. Although the Company determined as of June 1, 2007, that it had achieved commercial levels of production, it has not yet determined whether it has proven reserves to operate profitably. In addition, exploration and development activities may change due to ongoing results and recommendations which may entail significant funding or exploration commitments. The Company may also acquire additional properties. Subsequent to May 31, 2007, the Company raised $4,000,000 from an equity financing of 2,000,000 units. The Company also raised a further $383,115 on the exercise of warrants and options.

At this time, the Company is unable to estimate how much capital it will need to raise or the terms of any such financing. With production and revenue from its Mina Real Project, the Company anticipates that it will have sufficient cash flow to meet ongoing operating costs, corporate overheads and current levels of exploration and development. However, should the Company be required to raise any funds it may not be able to raise such funds on terms which are acceptable to the Company. Failure to obtain such additional financing could result in delay or indefinite postponement of the acquisition of new properties by the Company or exploration and development of any projects acquired by the Company with the possible loss of such properties. Any further additional equity financings undertaken by the Company may cause dilution to its shareholders. See "Item 4. Information on the Company" and "Item 5. Operating and Financial Review and Prospects."

The Company's consolidated financial statements were prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business.

THE COMPANY HAS LIMITED HISTORY AND EXPERIENCE IN THE START-UP AND OPERATION OF A MINING AND MILLING OPERATION AND, AS A RESULT, ITS ACTIVITIES MAY BE UNSUCCESSFUL.

To date the Company has limited experience in the start-up and operation of mining and milling operations at the Mina Real project. Although the Company has declared commercial production, there are no proven reserves identified nor has there been any independent feasibility report prepared. There can be no assurance that the Company will generate profits in the future. The Company has experienced, on a consolidated basis, losses in the years of its operations. There is no assurance that the Company will be able to achieve and maintain profitable operations. The likelihood of success of the Company must be considered in light of the problems, expenses, difficulties, complication and delays frequently encountered in connection with the establishment of any new business. There is no assurance that the Company can generate sufficient revenues, operate profitably, or provide a return on investment, or that it will successfully implement its plans.

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

The Company has recently commenced commercial production and may be required to issue additional shares to finance its activities, acquire new property interests and, depending on the outcome of any conducted exploration programs, may issue additional shares to finance additional exploration programs on projects acquired by the Company. The issuance of additional shares will cause the Company's existing shareholders to experience dilution of their ownership interests.

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

The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter. The Company does not currently have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's proposed business operations. The officers and directors are, so long as they are officers or directors of the Company, subject to the restriction that all opportunities contemplated by the Company's plan of operation which come to their attention, either in the performance of their duties or in any other manner, will be considered opportunities of, and be made available to the Company and the companies that they are affiliated with on an equal basis. If the Company or the companies in which the officers and directors are affiliated with both desire to take advantage of the opportunities, the said officers and directors would abstain from negotiating and voting upon the opportunity. However, all directors may still individually take advantage of opportunities if the Company declines to do so. Except as set forth above, the Company has not adopted any conflict of interest policy with respect to such transactions. In determining whether or not the Company will participate in any project or opportunity, the director will primarily consider the degree of risk which the Company may be exposed and its financial position at the time. No members of management have entered into non-competition agreements with the Company. As of the date of this annual report all material conflicts of interests which have arisen since June 1, 2006, have been described in "Item 7. Major Shareholders and Related Party Transactions - Conflicts of Interest".

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

INVESTORS IN THE UNITED STATES MAY NOT BE ABLE TO ENFORCE THEIR CIVIL LIABILITIES AGAINST THE COMPANY OR ITS DIRECTORS AND OFFICERS.

It may be difficult to bring and enforce suits against the Company. The Company is a corporation domiciled in British Columbia. Only one of the Company's directors is a resident of the United States. As a result, it may be difficult for U.S. holders of the Company's common shares to effect service of process on these persons within the United States or to enforce judgments obtained in the U.S. based on the civil liability provisions of the U.S. federal securities laws against the Company or its officers and directors. In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against the Company, its officers or directors predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against the Company, its officers or directors predicated upon the U.S. federal securities laws or other laws of the United States.

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

The Company changed its domicile through continuation from the Yukon Territory to British Columbia under the BCBCA effective November 23, 2004. See "Item 10. Additional Information - Memorandum and Articles of Association".

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

On October 20, 2006, the Company entered into an agreement to acquire 100% of the issued and outstanding shares of ALB in exchange for 10,500,000 shares of the Company's common stock (the "ALB Acquisition"). Effective December 1, 2006, the ALB Acquisition was complete. As a result of its acquisition of ALB, the Company acquired the remaining 49% of the issued and outstanding shares of Mina Real through ALB, and thus holds a 100% interest in Mina Real and the Mina Real Property.

On March 12, 2007, the Company, through its subsidiary, Mina Real, entered into an option agreement (the "Santa Fe Option") with Jose Raygoza Curiel, David Velazquez Medina and Abelino Yanez Martinez (collectively the "Santa Fe Optionors") to acquire a 70% interest in the Santa Fe Property located in Tepic, Mexico. Under the terms of the Santa Fe Option, the Company incorporated a Mexican company, Compania Minera Santa Fe de C.V., in which it holds a 70% ownership interest and has agreed to implement and fund 100% of the costs of a program of exploration to determine if the Santa Fe Property can be economically exploited. In addition, if the exploration work is successful, the Company has agreed to provide capital to construct a processing plant. The Company will pay a monthly fee of US $10,000 while it is conducting exploration and development on the Santa Fe Property.

The Company's registered and head office is located at Suite 1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7. The contact person is Nick DeMare, the Chairman and a director of the Company. The telephone number is
(604) 685-9316 and the facsimile number is (604) 683-1585. The Company does not have a registered agent in the United States.

The Company is a reporting issuer in British Columbia, Alberta and Saskatchewan.

The Company's common stock trades primarily on the TSXV under the symbol "RCT". The Company's common stock also trades on the Over-the-Counter Bulletin Board (the "OTC Bulletin Board"), operated by the National Association of Securities Dealers, under the symbol "RCTFF.OB" and on the Frankfurt Stock Exchange Open Market under the symbol "R5I".

BUSINESS OVERVIEW

The Company was originally engaged in the business of acquiring leasehold interests in petroleum and natural gas rights, and the exploration for and development, production and sale of petroleum and natural gas in the continental United States. The Company's investments in the petroleum and natural gas rights were written off in fiscal 2003.

During fiscal 2003, the Company funded research, development and marketing of proprietary software programs using artificial intelligence. These activities were unsuccessful in developing a marketable product and were discontinued in fiscal 2003.

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

On October 20, 2006, the Company entered into an agreement to acquire 100% of the issued and outstanding shares of ALB in exchange for 10,500,000 shares of the Company's common stock and effective December 1, 2006, the ALB Acquisition was completed. The sole asset of ALB is the remaining 49% equity interest in Mina Real and the only liabilities of ALB are an underlying obligation of US$1.85 million to an ex-partner and a small net smelter royalty obligation on its interest in the Mina Real project. The net smelter royalty is initially set at 1% reducing to 1/2 of 1% after net smelter royalty payments reach US$500,000. The largest single shareholder of ALB was Dr. Alfredo Parra, the President of Mina Real Mexico and founder of the Mina Real project, who is now the President, CEO and director for the Company and its in-house Qualified Person. As a result of its acquisition of ALB, the Company owns the remaining 49% of the issued and outstanding shares of Mina Real through ALB, and thus holds a 100% interest in Mina Real and the Mina Real Property.

As of June 2006, environmental approval and permitting were in place and the Company commenced site preparation and construction of a 200 tonnes/day conventional cyanidation processing plant and related infrastructure at the Mina Real Property. The mill is designed to allow for an increase in capacity to 300+ tonnes/day once mining operations are scaled up to support this volume of mill feed. Commissioning of the mill began in January 2007 and commercial production was declared effective June 1, 2007. As of the date of this annual report the Company is conducting studies to investigate the feasibility of a mill expansion to 350 tonnes/day.

DISPOSITIONS

The Company did not dispose of any property interests during fiscal 2007, 2006 or 2005.

EXPLORATION EXPENDITURES

During fiscal 2007, 2006 and 2005, the Company capitalized $17,971,923, $486,584 and $66,536, respectively, for mineral property acquisition and other costs, and a net $7,105,731, $642,068 and $415,940, respectively, for exploration expenditures and development and pre-production costs on its mineral property interests.

SALES AND REVENUE DISTRIBUTION

During fiscal 2007, the Company generated $890,487 revenues from the sale of gold and silver produced from the Mina Real Property. As the Company was determined to be in pre-commercial production during fiscal 2007, the amount was credited against pre-production costs. The Company did not generate any revenues from its mineral exploration activities in fiscal 2006 and 2005.

Total interest and other income reported for fiscal 2007, 2006 and 2005, were as follows:

                                   --------------------------------------------
                                                  ($ IN 000'S)
                                   --------------------------------------------
                                               YEARS ENDED MAY 31,
                                   --------------------------------------------
                                       2007            2006             2005
                                   -----------     -----------      -----------

 Interest and Other Income
      Canada                       $        47     $        78      $        20
                                   ===========     ===========      ===========


PRINCIPAL PROPERTY - MINA REAL PROPERTY, MEXICO

The Mina Real Property has no mineral resources or mineral reserves which are compliant with the reporting requirements of NI 43-101 or Guide 7.

Introduction

The Company has a 100% interest in the Mina Real Property. The following information pertaining to the Mina Real Property is based, in part, upon a technical report dated January 22, 2006 entitled "The Mina Real Gold-Silver Property" (the "Technical Report") prepared by Mr. Victor Jaramillo, M.Sc.(A), P.Geo., a Qualified Person and updated by Alfredo Parra, the Company's President and CEO and in-house Qualified Person. The Technical Report is incorporated herein by reference and the full text is available on SEDAR at www.sedar.com.

Property Description and Location

The Mina Real Project is located in the state of Nayarit, Mexico, on the Pacific coast approximately 50 km southeast from the city of Tepic and within the Santa Maria del Oro District, State of Nayarit, Mexico. It comprises mineral claims that total approximately 7,358 hectares. The surface rights to these properties are held mainly by local farmers, and therefore negotiations are required in order to gain access to the property in order to build roads, drill pads, and dig trenches. The on-site housing and office facilities, mill and related infrastructure are located on leased property. The property on which the Florida Mine site is located is owned by the Company's Mexican subsidiary.

See the location map on the following page.

                         MINA REAL PROPERTY LOCATION MAP

                                SEE EXHIBIT 15.1


                       [GRAPHIC OMITTED][GRAPHIC OMITTED]

   OMITTED GRAPHIC MAY VIEWED BY OPENING PDF VERSION OF EXHIBIT 15.1 ATTACHED

Omitted graphic is location map of Mina Real Property showing the cities of Tepic and Puerto vallarta plus numerous smaller cities. the scal is i inch equals 25 miles.

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

Overlying the previous rocks is a series of andesite and rhyolite volcanics which are intruded by porphyritic granodiorite and diabase dikes. This volcanic sequence is known as the Lower Volcanic Sequence of Oligocene age.

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

Within this volcanic belt lies the Ceboruco Volcano, which is a Quaternary strato-volcano typical of a subduction environment. Its last recorded eruption was in 1870. The Santa Maria del Oro Lake, just north of the town with the same name, comprises the basin of a caldera within an 8km diameter graben. The Sanganguey Volcano is also a strato-volcano type. Both volcanoes are oriented NW-SE and are related to the Caldera of the Lake Santa Maria del Oro (Source:
Mexican Geological Service, Tepic F13-8, 1998).

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

Mineral deposits types found in the area are mainly low sulphidation epithermal gold silver vein deposits. A typical example of an epithermal gold-silver deposit is the Yago Mine approximately 50 km north of the city of Tepic. The Yago

Mine is known to have been in production during 1993 to 1999 as Compania Minera Nueva Vizcaya S.A. de C.V., whose president was Dr. Alfredo Parra, a director and the in-house Qualified Person for the Company.

Low sulphidation veins are formed by fluids that originate from hot magma that mix with a larger amount of groundwater. The resulting fluids interact with the rock for much longer than in high sulphidation fluids, in the process dissolving silica, which is later precipitated as quartz. Gold is precipitated by protracted boiling resulting in high grade gold silver deposits associated with veins. Higher grade gold and silver in these veins is precipitated over vertical intervals of generally 300 to 600m.

In the Mine area the rocks that host the mineralized structures are andesites and rhyo-dacites at or near the boundary between the Lower and Upper Volcanic Sequences.

The mineralized structures form part of a low sulphidation epithermal gold-silver system which is composed of quartz veins that trend NW-SE. The average dip of the veins is approximately 75 degrees SW, though the veins can dip vertically or greater than 80 degrees to the NE. The width of the veins varies from 0.40 to over 2.0 m wide.

The host rock is a dacite which shows silicification and quartz veinlets in the wall rocks adjacent to the quartz veins. The silicified selvages are narrow, generally 1 to 2 m on each side.

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

History

The mining history at the Mina Real Property is not well documented, however, older local residents near the mine area relate that minor mining was conducted during the 1940's and 1950's. In 2000, the Mina Real Property was acquired by Desarollos Mineros de Occidente, S.A. de C.V., which embarked on a development program which included building of access roads and initial development work. During the period 2000 to 2003, approximately 4,000 tonnes of ore was mined.

Initially four veins were discovered on the Mina Real Property; the Florida 1, 2 and 3 veins and the Tajos Cuate vein. The initial development at the Mina Real Property consisted of five portals ranging from 20 to 50 meters apart at different elevations of the Florida vein system. During April 2005 through June 2005, approximately 4,400 tonnes of material was mined from the Florida vein structure.

In September 2005, ALB acquired the Mina Real Property. In January 2006, the Company concluded an option agreement to acquire up to a 51% interest in the Mina Real Property, by agreeing to fund a work program and by making staged cash option payments.

In January 2006 a detailed work program was implemented by the Company to advance the Mina Real Property. The Mina Real property was an advanced property on which the previous owners have spent the initial high-risk exploration and development costs.

From January 2006 through December 2006, the Company funded detailed geological and development costs at Mina Real. The geological work included surface mapping, trenching and sampling. The development work included construction of a cyanidation processing plant to process up to 500 tonnes per day.

In December 2006, the Company acquired the balance of the 49% interest in the Mina Real Property through the acquisition of its joint venture partner ALB.

In January 2007, the mill began production and the first gold and silver was delivered to the refinery in early February.

The plant was in start-up  phase to May 31, 2007.  The Mina Real Property has no
mineral   resources  or  reserves   which
are compliant with the reporting requirements of NI43-101 or Guide 7.

Development work is ongoing at the Mina Real Property. The Company is expanding its exploration activities on the surrounding ground.

Recent Exploration Activities

In January 2007, the Company staked an additional 3,981 hectares adjacent to the 3,377 hectares previously comprising the Mina Real concessions in Nayarit, Mexico. In addition to protecting the continuity of five vein structures - La Florida, El Puerto 1, El Puerto 2, Tajos Cuates 1 and Tajos Cuates 2 - as well as six recently discovered veins on the property, there is potential that this additional ground could provide additional mill feed to the recently constructed conventional mill on the property. A drilling and drift development exploration program has recently commenced to define the potential of the vein structures at Florida North and Tajos Cuates.

The north end of the Florida Veins within the mine workings is defined by a late dacite intrusive which truncates the veins. On surface further north, a number of quartz veins oriented parallel to the Florida trend have been identified in scattered outcrops up to 1.5 km further to the north. Initial exploration for the projected northern continuation of the Florida Vein system was done by means of an underground drive across the intrusive on the 1160 level of the Florida Mine. This work successfully crossed through 180m of the intrusive and emerged into highly faulted and altered volcanic rocks to the northwest. The next phase of exploration work, planned for fiscal 2008 will consist of more extensive surface trenching, sampling and mapping of the Florida North system combined with a drill program to identify the exact location of the vein system in Florida North and continued drift development in the form of a cross-cut approached from the northeast.

The Tajos Cuates vein system is located 1km southwest of the Florida Mine site and is a primary target in the near term to outline additional potential ore sources for the existing milling operation. This vein system is a robust low sulphidation epithermal vein which has been traced on surface over 1.8km, and known workings and a historical drill intercept extend over a vertical horizon of at least 200m. Three drill holes completed in 2006 provided confirmation that the mineralized vein structure continues to depth and established a base of the mineralized horizon at about the 900m level. Drill hole No. 800-7-04 intersected 2.42m of mineralization which assayed 4.9 grams/tonne of gold and 310 grams/tonne of silver at the 915m elevation.

Recent work has extended road access to Tajos Cuates, and initial underground rehabilitation work is underway to allow exploration and bulk sampling of the vein system in more detail. In addition, surface work has identified two new mineralized vein systems in the area, Tomas and El Crudo.

The veins systems at Tajos Cuates are the primary target for expansion of mining operations. Drift development activities are already underway to supplement more extensive trenching and surface sampling activities.

The Company recently completed a 95m drift at level 976 which intersected the extension of the Tajos Cuates vein system to the northwest of the existing drift development workings. This appears to be part of the same vein system that from surface sampling and old workings is believed to extend for a further 1.5km to the northwest. A vertical raise of 8m was completed at the intersection of the Tajos Cuates vein.

Mill Operations

Commissioning of the Mina Real mill began in January 2007 and the first gold and silver precipitate was delivered to the refinery in early February 2007. Since May 31, 2007, the mill has been in commercial production and operating in a satisfactory manner with some disruptions in production being experienced. Production in June 2007 was particularly impacted due to down time associated with intermittent power outages being experienced from our primary supplier of electricity. A second back-up power generator was put into operation which now provides power capacity to operate when there is disruption in service from the main grid. Further improvements are being implemented to attain more accurate and continuous reconciliation of the throughput tonnage, production, and deliveries to the refinery.

Since May 2007, production has increased from average production levels of 150 tonnes/day to average levels of about 200 tonnes/day by the end of the first fiscal quarter. The current recovery rate for gold is surpassing 90%. Recovery rates for silver are still averaging between 40% and 60%. Additional metallurgical testing is in process to define the necessary modifications to improve the silver recovery. Studies are underway to investigate increasing production up to 300 tonnes/day by early 2008.

Mining Operations

During the three month period ended August 31, 2007 the Company continued with development mining activities in order to prepare the initial mining area at Florida for increased production. As of August 31, 2007, the stockpile of mineralized material was estimated at 11,669 tonnes.

Mine development activities are continuing at the Florida triple vein structure with current activities concentrating on ramping down to level 1,090m and below to determine the base of the mineralization which remains open to depth.

Future Exploration and Development

Florida Vein System

The Company plans to implement a 2,000m diamond drill program and a 600m drift development program at the Florida North project to identify the continuation of the Florida triple vein system. The mineralization at Florida North has been identified in scattered outcrops for approximately 1.5km to the N-NW of the Florida mine.

Tajos Cuates Vein System

Over the past six months the Company has been conducting drift development at the Tajos Cuates vein system 1km southwest of Florida. The Company has discovered an additional two off-shoot veins at this system and like Florida North, the vein system has been traced on surface for approximately 1.5km. There are significantly higher reported grades of silver at Tajos Cuates versus Florida. The Company plans to implement a 2,000m diamond drill program and a 600m drift development program over the coming months.

SANTA FE PROPERTY

Property Agreement

On March 12, 2007 the Company entered into an option agreement to acquire a 70% interest in the Santa Fe Property located in Tepic, Mexico. Under the terms of the agreement, the Company has agreed to implement and fund 100% of the costs of a program of exploration to determine if the Santa Fe Property can be economically exploited. In addition, if the exploration work is successful, the Company has agreed to provide the necessary capital to construct a processing plant capable of processing a minimum of 200 tonnes per day. The Company will pay a monthly fee of US $10,000 while it is conducting exploration and development on the Santa Fe Property.

Property Description and Location

The Santa Fe gold-silver property is located immediately east of its high-grade Mina Real Property in the State of Nayarit, Mexico. The Santa Fe Property covers approximately 3,823 hectares, and previous work has identified 26 zones of epithermal veining and mineralization on the property.

Recent Exploration

Initial exploration activities on the recently acquired Santa Fe Property has concentrated on developing approximately 8km of new road access to the central portion of the property, thereby allowing systematic sampling and development of the multiple vein systems in that area.

The work to date has better defined the three main vein systems, all of which trend northwesterly and are sub-parallel with some cross veining. From west to east, these are the Jonas system, the Clavellinos system, and the Tajitos system.

Of the three, initial indications are that the Clavellinos system is the most extensive, having been traced over a length of more than 5km. The width of this structure varies from 1 to 40m. At the south end, multiple quartz veins occur over a width of 30 to 40m, with some values in the intervening wallrocks. At the north end (El Picacho), the vein structure is more discrete, consisting of a 5.4m wide zone of silicification. A 0.5m channel sample taken at the north end of the vein returned values of 3.36 g/t gold and 163 g/t silver.

Two samples taken from old surface workings in the Tepehuaje section of Clavellinos returned a grade of 2 g/t of gold and 235 g/t of silver over a 1.6m average width. An additional channel sample of 0.7m produced 5 g/t of gold and 481 g/t of silver.

Sampling along new exposures created by recent road building has exposed the Jonas system in a number of places. Jonas is a silver-rich system, with one main and several subsidiary northwest-trending quartz structures. Continuous sampling by the Company has shown that silver values are not just confined to the main veins however, and occur in some of the intervening altered volcanic wallrocks. Many sample results have yet to be received, however sampling to date on the main level has defined three parallel zones grading 0.27 g/t gold and 162 g/t silver over 2.40m, 0.81 g/t gold and 378 g/t silver over 0.62m, and 0.23 g/t gold and 234 g/t silver over 0.83m. Individual sample results for gold range from less than 0.03 g/t to 3.6 g/t and silver from less than 3 g/t to 796 g/t, which includes samples taken from the intervening rock.

The Tajitos system is relatively narrow (1-1.5m true width) exposed in a series of old workings, but well mineralized over more than 300m of the 700m length identified to date. A sample from the north end of the system produced 4.68 g/t gold and 1,380 g/t silver over 0.7m width.

A significant feature of these systems at the Santa Fe Property is the identification of gold and silver mineralization over a vertical extent of almost 700m (833m above sea level at the El Bagre vein and at the 1,522m elevation at the north end of the Tajitos system. It is also important to note that these types of epithermal vein systems vary in width and grade over strike and depth. Grades obtained from surface outcrops may or may not be depleted from exposure to the elements with significantly higher grades potentially occurring at depth and then tapering back to lower grades as the base of the system is approached. However, the Santa Fe structures appear to be very similar to those encountered at Mina Real where strong gold and silver grades have been experienced and reported from mining activities between the 1,090 to 1,200m elevations.

The Santa Fe Property is within trucking distance of the Mina Real mill and has the potential to provide additional mill feed to support a material increase in capacity at the Mina Real mill or possibly support the development of a second mill in the area.

Future Exploration and Development

The Company's Phase 1 exploration program, combined with road development, successfully uncovered a very large vein system at the Clavellino system. The
Santa Fe Property is the Company's highest priority exploration target. The Company has implemented a 3,000m diamond drill program and an 800m drift development program at Clavellinos and several other parallel vein systems. The Company has budgeted US $1.1 million for the Phase 1 program. The Company believes there is significant potential to discover a stand-alone deposit capable of supporting its own mill. In addition, the Company has identified 26 other vein systems across the Santa Fe property with several vein systems striking greater than 4km traced along surface.

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

EMPLOYEES

As of the date of this annual report the Company has 130 full-time employees, including its officers, two part-time employees and 72 contract miners. All of the personnel are employed by the Company's subsidiary, Mina Real, at its Mina Real Project in Mexico. A portion of the Company's administrative functions is provided by Chase Management Ltd. ("Chase") in Vancouver, Canada. Chase is a private company owned by Mr. Nick Demare, Chairman and a director of the Company. In addition, the Company employs a number of consultants to perform specific functions, on an as needed basis. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions" and "Item 6. Directors, Senior Management and Employees - Management Contracts."

ORGANIZATIONAL STRUCTURE

The following chart sets forth the name of the Company's three significant subsidiaries, its respective jurisdiction of incorporation and the Company's ownership interest therein as of the date of this annual report.

                               ORGANIZATION CHART

                       |--------------------------------|
                       |    ROCHESTER RESOURCES LTD.    |
                       | (British Columbia Corporation) |
                       |--------------------------------|
                          |         |               |
                          |         |               |
                         100%       |               |
                          |         |               |
                          |         |               |
|-------------------------------|   |               |
|        ALB HOLDINGS LTD.      |  51%             60%
| (British Columbia Corporation |   |               |
|------------------------------ |   |               |
                          |         |         |-------------------------------|
                          |         |         |   MINERA NAYARIT S.A. DE C.V. |
                         49%        |         |("Inactive" Mexico Corporation)|
                          |         |         |-------------------------------|
                          |         |
           |-------------------------------|
           | MINA REAL MEXICO S.A. DE C.V. |
           |      (Mexico Corporation)     |
           |-------------------------------|
                          |
                          |
                         70%
                          |
                          |
       |---------------------------------------|
       | Compania Minera Santa Fe S.A. de C.V. |
       |          (Mexico Corporation)         |
       |-------------------------------------- |

Effective December 1, 2006 the Company acquired a 100% ownership in ALB in exchange for 10,500,000 common shares of the Company. ALB's sole asset is its 49% equity interest in Mina Real Mexico S.A. de C.V. ("Mina Real Mexico") which was incorporated in Mexico on December 2, 2006. Mina Real Mexico owns and operates the Mina Real Property. The Company directly owns the remaining 51% interest in Mina Real Mexico.

On June 1, 2007, Compania Minera Santa Fe S.A. de C.V. ("Minera Santa Fe") was incorporated in Mexico to hold and carry out the Company's exploration activities on the Santa Fe Property under the Santa Fe Option. Mina Real Mexico is the recorded holder of 70% of the issued and outstanding shares of Minera Santa Fe. The remaining 30% ownership of Minera Santa Fe is held by the Santa Fe Optionors.

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


ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.
--------------------------------------------------------------------------------

The following discussion of the results of operations of the Company for the fiscal years ended May 31, 2007, 2006 and 2005 should be read in conjunction with the consolidated financial statements of the Company and related notes included therein.

The Company's consolidated financial statements are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP except for the differences referred to in Note 15 of the consolidated financial statements of the Company included herein.

The noon rate of exchange on November21, 2007, reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was CDN $0.9894 (US $1.0107 = CDN $1.00). The effects of inflation and price changes have not had a material impact on the Company's income or net sales revenues during the past three years.

OVERVIEW

The Company is a junior gold/silver producer actively engaged in mining and milling operations and continued exploration and development of its Mina Real and Santa Fe Properties, comprising 11,181 hectares of gold/silver mineral concessions located in the State of Nayarit, Mexico. Nayarit is located in the Sierra Madre Occidental range. The Company substantially completed the construction of a cyanidation processing plant at the end of December 2006. Initial milling operations commenced in January 2007 with the commissioning process being completed by May 31, 2007. As a result, the Company was considered an exploration stage company throughout fiscal 2007. Gold and silver sales totalling $890,487 was credited against pre-production costs.

The Company also derives interest income on its bank deposits and other short-term deposits, which depend on the Company's ability to raise funds.

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

RESULTS OF OPERATIONS

YEAR ENDED MAY 31, 2007 COMPARED TO YEAR ENDED MAY 31, 2006

During fiscal 2007, the Company recorded a loss of $3,674,061 ($0.19 per share) compared to a loss of $741,255 ($0.17 per share) for fiscal 2006, an increase in loss of $2,932,806. The increase in loss in fiscal 2007 compared to fiscal 2006 is primarily attributed to non-cash stock-based compensation of $2,542,500 in fiscal 2007 compared to $256,159 in fiscal 2006 and an overall increase in general and administrative expenses.

The Company was in the pre-production stage throughout fiscal 2007. Accordingly net revenues totalling $890,487 were credited against pre-production costs.

General and administrative expenses of $3,346,702 were reported in fiscal 2007, an increase of $2,604,552, from $742,150 in fiscal 2006. Specific expenses of note, incurred by the Company during fiscal 2007 as compared to fiscal 2006 are as follows:

         -    accounting and administrative fees of $75,455 (2006 - $53,415);
         - professional and management fees and salaries totalling $168,708 (2006 - $116,804) were paid to current and former senior executives and officers and related family members;
         - corporate development expenses of $137,916 (2006 - $37,360) for ongoing market awareness and promotional campaign and participation in investment conferences;
         - $33,508 (2006 -$6,497) was paid to Accent Marketing Limited ("Accent") to provide a market awareness campaign and investor relation activities in Europe;
         - $36,000 (2006 - $nil) was paid to Empire Communications Inc. ("Empire") to provide investor relations services;
         - $2,542,500 (2006 - $256,159)for non-cash stock-based compensation on the granting and vesting of stock options; and
         - travel expenses of $68,665 (2006 - $24,207) for ongoing mine site visits to Mexico and participation in investment conferences in Europe and Canada.

Interest income is generated from cash held with the Company's financial institution. During fiscal 2007, the Company reported interest and other income of $46,622 as compared to $36,506 during fiscal 2006. The increase is attributed to higher levels of cash held during fiscal 2007.

During fiscal 2007 the Company recorded a total of $25,111,840 for mineral property additions, of which $18,006,109 was attributed to acquisition costs, $6,747,020 for development and pre-production, net of $890,487 revenues, and $358,711 for exploration activities primarily on the Mina Real Project.

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

General and administrative expenses of $742,150 were reported in fiscal 2006, an increase of $350,973, from $391,177 in fiscal 2005. Specific expenses of note during fiscal 2006 and 2005 are as follows:

         - during fiscal 2006, the Company incurred accounting, management and administrative fees of $53,415 (2005 - $78,788) provided by Chase, a private company owned by Mr. Nick DeMare, the Chairman and a director of the Company;
         - during fiscal 2006 compensation totaling $134,338 was paid to senior executives;
         - during fiscal 2006, the Company recorded a write-off of $10,000 due to the uncertainty of collection of the amount receivable from the Company's former joint venture partner. The Company is pursuing collection;
         -    during  fiscal 2006,  the Company  incurred  professional  fees of
              $91,167. The amount includes $42,500 paid to Canaccord Capital Corporation for fiscal advisory services and $31,917 paid to Company directors for professional services;
         - regulatory fees, shareholder costs and transfer agent fees increased by $18,091, from $21,416 in fiscal 2005 to $39,507 in fiscal 2006, mainly due to the costs of the Company's share consolidation and name change conducted in fiscal 2006;
         - during fiscal 2006, the Company issued 50,000 common shares, at a fair value of $30,500, to Canaccord Capital Corporation for corporate finance fees;
         - recorded general exploration costs of $24,588 for remaining exploration and related costs on the El Nayar Project in Mexico which was discontinued at the end of the 2005 fiscal year, and review of potential mineral properties;
         - during fiscal 2006, the Company sold marketable securities for $47,280, resulting in a gain of $40,980;
         - during fiscal 2006, the Company recorded $256,159 (2005 -$138,725) for non-cash stock-based compensation on the granting of options;
         - during fiscal 2006, the Company recorded corporate development costs of $37,360 relating to participation in international investment conferences to increase market awareness; and
         - during fiscal 2006, the Company incurred travel costs of $24,207 (2005 - $12,173) for ongoing mine site visits to Mexico and investment conferences.

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

LIQUIDITY AND CAPITAL RESOURCES

The Company has financed all of its capital and exploration expenditures through the issuance of equity capital. During fiscal 2007, the Company completed private placements for 4,600,456 units for gross proceeds of $6,575,524 and issued 3,327,247 common shares for proceeds of $3,490,646 on the exercise of stock options and warrants. As at May 31, 2007, the Company had working capital of $768,740 (2006 - $3,536,076). On October 25, 2007, the Company completed a private placement of 2,000,000 units for gross proceeds of $4,000,000. With production and revenue from its Mina Real Project, the Company anticipates that it will have sufficient cash flow to meet ongoing operating costs, corporate overheads and current levels of exploration and development. Further exploration and development activities, however, may change due to ongoing results and recommendations which may entail significant funding. Should the

Company be required to raise any funds it may not be able to raise such funds on terms which are acceptable to the Company. Failure to obtain such additional financing could result in delay or indefinite postponement of the acquisition of new properties by the Company or exploration and development of any projects acquired by the Company with the possible loss of such properties.

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

RESEARCH AND DEVELOPMENT

During fiscal 2007, 2006 and 2005, the Company capitalized $17,971,923, $486,584 and $66,536, respectively, for mineral property acquisition and other costs, and a net $7,105,731, $642,068 and $415,940, respectively, for exploration expenditures and development and pre-production costs on its mineral property interests.

OFF BALANCE SHEET ARRANGEMENTS

The Company does not have any material off balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

CONTRACTUAL OBLIGATIONS

The following table summarizes the Company's contractual obligations as of May 31, 2007.
                                          PAYMENTS DUE BY PERIOD
                            -------------------------------------------------
                                                       GREATER
                             LESS THAN       1 TO        THAN
                              1 YEAR       2 YEARS      2 YEARS       TOTAL
                                 $            $            $            $
                            ----------   ----------   ----------   ----------
Contractual Obligations

Long-term debt                 962,910      615,193            -    1,578,103
                            ==========   ==========   ==========   ==========


ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.
--------------------------------------------------------------------------------

DIRECTORS AND SENIOR MANAGEMENT

The names, positions held with the Company and terms of office of each director and officer of the Company as of the date of this annual report, are as follows:

--------------------------------------------------------------------------------
NAME                    POSITION WITH THE COMPANY      TERM OF OFFICE
                                                       (FOR EACH OFFICE HELD)
--------------------------------------------------------------------------------
ALFREDO PARRA           President, Chief Executive     December 2006 to present
                        Officer and Director
--------------------------------------------------------------------------------
NICK DEMARE(1)          Chairman and Director          June 2007 to present
--------------------------------------------------------------------------------
LINDSAY BOTTOMER(1)     Director                       January 2007 to present
--------------------------------------------------------------------------------
JOSEPH KEANE            Director                       January 2007 to present
--------------------------------------------------------------------------------
EDUARDO LUNA            Director                       August 2007 to present
--------------------------------------------------------------------------------
MARC CERNOVITCH(1)      Director                       November 2007 to present
--------------------------------------------------------------------------------
JOSE MANUEL SILVA       Chief Financial Officer        June 2007 to present
--------------------------------------------------------------------------------
HARVEY LIM              Corporate Secretary            June 1997 to present
--------------------------------------------------------------------------------
(1)    Member of the Audit Committee.

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

Dr. Alfredo Parra (Age 57), Director, President and Chief Executive Officer

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

Nick DeMare (Age 53), Director and Chairman

Mr. Nick DeMare holds a Bachelor of Commerce degree from the University of British Columbia and is a member in good standing of the Institute of Chartered Accountants of British Columbia. Since May, 1991, Mr. DeMare has been the President of Chase, a private company which provides a broad range of administrative, management and financial services to private and public companies engaged in mineral exploration and development, gold and silver production, oil and gas exploration and production and venture capital. Mr. DeMare indirectly owns 100% of Chase. Mr. DeMare currently serves as an officer and director of other public reporting companies. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest."

Lindsay Bottomer (Age 58), Director

Mr. Bottomer is a professional geologist with more than 33 years experience in global mineral exploration and development with major and junior mining companies,  the  last  18  years  based  in  Vancouver,  BC.  Currently,  he  is
Vice-President, Corporate Development with Entree Gold Inc. He was formerly President and Chief Executive Officer of Silver Quest Resources Ltd., a public company focused on gold and silver exploration in Canada. Mr. Bottomer has also served as Vice-President Exploration with IMA Exploration Inc., Director of Canadian Exploration with Echo Bay Mines Ltd., and Vice-President of New Projects with Prime Equities International. Mr. Bottomer obtained a Bachelor of Science (Honours) degree in geology from the University of Queensland and a Master of Applied Science degree from McGill University. Mr. Bottomer is a member of the Association of Professional Engineers and Geoscientists of British Columbia and the Australasian Institute of Mining and Metallurgy. He is also past President of the British Columbia and Yukon Chamber of Mines and currently an elected councillor on the Association of Professional Engineers and Geoscientists of British Columbia. Mr. Bottomer currently serves as a director of other reporting companies. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest."

Joseph Keane (Age 68), Director

Mr. Keane is a registered professional metallurgical engineer in Arizona and eight other states. Mr. Keane received a Bachelor of Science in Metallurgical Engineering from Montana School of Mines in 1962 and a Masters Degree in Mineral Dressing Engineering from Montana Tech in 1965. Mr. Keane has professional experience in all aspects of mineral and metal processing for the mining and pollution abatement industries including high temperature leaching, solvent extraction, and electrowinning. Responsibilities have included research and development, engineering and design, plant operations, construction management and consulting for plant start-up and technical development of new processes. Mr. Keane also provides operational, economic and investment analysis services to the natural resources financial investment community. In addition, Mr. Keane has published and presented many papers on the various aspects of the metallurgical and mineral processing industry. He has also taught many classes for mine operators and plant engineers in the United States, Canada, Mexico, and South America. For 23 years Mr. Keane has served as President of KD Engineering Co. Inc. and METCON Research Inc., both private companies located in Tucson, Arizona. Mr. Keane owns Keane Mineral Engineering LLC, a private mineral processing consulting company. In addition Mr. Keane is currently a director of Stingray Copper Inc. a public company trading on the TSXV. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest."

Eduardo Luna (Age 62), Director

Mr. Luna holds a degree in Advanced Management from Harvard University, an MBA from the Instituto Tecnologico de Estudios Superiores de Monterrey and a Bachelor of Science in Mining Engineering from Universidad de Guanajuato. Mr. Luna currently serves as Chairman of Silver Wheaton Corp. and has recently retired as President of Goldcorp's Mexican mining operations. Mr. Luna has seventeen years of experience as President of Luismin, S.A. de C.V., one of Mexico's largest producers of gold and silver. In addition, he has held various executive positions with Minera Autlan for seven years and with Industrias Penoles for five years. Mr. Luna is President of the Consulting Board for the School of Mines, Universidad de Guanajuato and member of the advisory Boards of the School of Mines of both Mexico University and Zacatecas University and serves as a Director on other mining companies. Mr. Luna has served as President of the Mexican Chamber of Mines on two occasions and as President of The Silver Institute from 2002-2003. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest."

Marc Cernovitch (Age 34) Director

Mr. Cernovitch holds a bachelors degree in Economics from McGill University. Mr. Cernovitch started his career in the financial sector as an investment advisor and has lived and worked in Montreal, Calgary, Vancouver, Toronto and New York. Mr. Cernovitch currently is the Chairman of Halo Resources Ltd., and the President and CEO of Oro Ventures Inc. and Valor Ventures Inc., and a member of the Advisory Board of Salazar Resources Ltd., all public reporting companies trading on the TSXV. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest."

Jose Manuel Silva (Age 56), Chief Financial Officer

Mr. Silva, holds an accounting degree from Guadalajara University, with a strong background in accounting and taxation in Mexico. Mr. Silva was a Controller with Luismin S.A. from 1979 to 1988 and has held positions of Internal Audit and Budget Manager with Minas de Bacis, S.A,, from 1988 to 1992, and was Controller for Cia Minera Mexicana de Avino, S.A. from 1992 to 1997. From 1997 to February 2006, Mr. Silva provided accounting services to Canadian public companies operating in Mexico. From March 2006 to November 2006, Mr. Silva had a consulting practice to provide accounting and taxation services. Since December 2006, Mr. Silva has been employed by the Company.

Harvey Lim (Age 49), Corporate Secretary

Mr. Harvey Lim holds a Bachelor of Commerce degree from the University of British Columbia and is a member in good standing of the Institute of Chartered Accountants of British Columbia. Mr. Lim was employed by Coopers & Lybrand (now PricewaterhouseCoopers LLP) from 1981 to 1988. From 1988 to 1991, Mr. Lim was employed as controller with Ingot Management Ltd. Since 1991, Mr. Lim has been employed by Chase as controller. Mr. Lim currently serves as an officer and director of other public reporting companies. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest."

COMPENSATION

During the fiscal year ended May 31, 2007, the directors and officers of the Company, as a group, had received compensation or charged the Company a total of $267,531 for services rendered by the directors and officers or companies owned by the individuals.

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

The Company had two Named Executive Officers during its most recently completed financial year, Alfredo Parra, the Company's current President and CEO, and Douglas Good, the Company's former President, CEO and acting CFO.

The following table sets forth the compensation awarded, paid to or earned by the Named Executive Officers during the financial years ended May 31, 2007, 2006 and 2005:



                                    ------------------------------      ------------------------------------
                                          ANNUAL COMPENSATION                  LONG TERM COMPENSATION
                                    ------------------------------      ------------------------------------
                                                                                  AWARDS             PAYOUTS
                                                                        --------------------------   -------
                                                                                       RESTRICTED
                                                            OTHER        SECURITIES     SHARES OR                 ALL
-------------------        ----                            ANNUAL           UNDER      RESTRICTED               OTHER
    NAME AND                                               COMPEN-      OPTIONS/SARS      SHARE       LTIP      COMPEN-
PRINCIPAL POSITION         YEAR      SALARY      BONUS     SATION         GRANTED         UNITS      PAYOUTS    SATION
                                       ($)        ($)        ($)            (#)            ($)         ($)        ($)
-------------------        ----     ------------------------------      --------------------------   -------    --------

Alfredo Parra(1)           2007      55,656       Nil       19,258         800,000         Nil         Nil        Nil
President, CEO             2006        N/A        N/A         N/A            N/A           N/A         N/A        N/A
and director               2005        N/A        N/A         N/A            N/A           N/A         N/A        N/A
-------------------        ----     ------------------------------      --------------------------   -------    --------

Douglas Good(1)            2007      24,000       N/A       58,500         410,000         Nil         Nil      27,000(2)
former Chairman,           2006      78,887       Nil         N/A          253,000         Nil         Nil       6,000(2)
President, CEO,            2005        N/A        N/A         N/A            N/A           N/A         N/A        N/A
acting CFO,
and director
-------------------        ----     ------------------------------      --------------------------   -------    --------

NOTES:
(1) On November 25, 2005, Douglas Good was appointed as the President, CEO, acting CFO and a director of the Company. On January 8, 2007, Mr. Good was appointed Chairman of the Company and resigned as the President and CEO of the Company and Alfredo Parra was appointed as the President and CEO. On June 8, 2007, Mr. Good resigned as Chairman and acting CFO of the Company and Nick DeMare was appointed as the Chairman of the Company and Jose Manuel Silva was appointed as the CFO of the Company. On November 1, 2007, Mr. Good resigned as a director of the Company.
(2) Salary paid to Barbara Good in connection with services rendered. Barbara Good is the spouse of Douglas Good.

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

OPTIONS AND SHARE APPRECIATION RIGHTS

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

The following table sets forth stock options granted to the Named Executive Officers during the financial year ended May 31, 2007:



------------------------------------------------------------------------------------------------------------------
                                             % OF TOTAL                           MARKET VALUE OF
                          SECURITIES        OPTIONS/SARS                            SECURITIES
                            UNDER            GRANTED TO                             UNDERLYING
                         OPTIONS/SARS       EMPLOYEES IN       EXERCISE OR        OPTIONS/SARS ON       EXPIRATION
NAME                       GRANTED         FINANCIAL YEAR       BASE PRICE       THE DATE OF GRANT         DATE
                             (#)                (%)            ($/SECURITY)        ($/SECURITY)
------------             ------------      --------------      ------------      -----------------      ----------

Alfredo Parra              800,000             32.99%              1.85                1.81             Jan. 08/20
-----------------------------------------------------------------------------------------------------------------

Douglas Good               210,000              8.66%              0.90                1.13             Sept.05/11
                           200,000              8.25%              1.85                1.81             Jan. 08/11
                           -------             -----
                           410,000             16.91%
                           =======             =====
-----------------------------------------------------------------------------------------------------------------

AGGREGATED OPTION/ SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR -END OPTION/ SAR VALUES

The following table sets out details of all the incentive stock options, both exercised and unexercised, for the Named Executive Officers during the financial year ended May 31, 2007:


--------------------------------------------------------------------------------------------------------------------
                                                                       UNEXERCISED             VALUE OF UNEXERCISED
                             SECURITIES                              OPTIONS/SARS AT         IN THE MONEY OPTIONS AT
                            ACQUIRED ON      AGGREGATE VALUE       FINANCIAL YEAR -END       FINANCIAL YEAR -END (1)
NAME                          EXERCISE          REALIZED       EXERCISABLE / UNEXERCISABLE        EXERCISABLE /
                                (#)                ($)                     (#)                    UNEXERCISABLE
                                                                                                       ($)
--------------------------------------------------------------------------------------------------------------------

Alfredo Parra                   Nil                N/A                800,000 / Nil               104,000 / Nil
--------------------------------------------------------------------------------------------------------------------

Douglas Good                  100,000            83,260               563,000 / Nil               460,880 / Nil
--------------------------------------------------------------------------------------------------------------------

NOTE:
(1) The closing price of the Company's shares on May 31, 2007 was $1.98.

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

COMPENSATION OF DIRECTORS

Cash Compensation

During the financial year ended May 31, 2007, the Company paid a total of $45,575 for professional and consulting fees to its current and former directors who are not the Named Executive Officers of the Company.

Non-cash Compensation

The directors receive non-cash compensation in the form of stock option grants from time to time, which allocation is made by the Board as a whole. The following table sets forth stock options granted by the Company during the financial year ended May 31, 2007 to the current and former directors who are not the Named Executive Officers of the Company:



--------------------------------------------------------------------------------------------------------------------
                                                  % OF TOTAL                        MARKET VALUE OF
                                SECURITIES       OPTIONS/SARS                         SECURITIES
                                  UNDER           GRANTED TO                          UNDERLYING
                               OPTIONS/SARS      EMPLOYEES IN       EXERCISE OR     OPTIONS/SARS ON      EXPIRATION
 NAME                            GRANTED        FINANCIAL YEAR      BASE PRICE     THE DATE OF GRANT        DATE
                                   (#)                (%)          ($/SECURITY)      ($/SECURITY)
--------------------           ------------     -------------      ------------    -----------------     ----------

Directors as a group             145,000             5.98%             0.90               1.13            Sep. 05/11
who are not Named                439,000            18.10%             1.86               1.81            Jan. 08/11
Executive Officers               -------            -----
                                 584,000            24.08%
                                 =======            =====
--------------------------------------------------------------------------------------------------------------------


The following table sets forth details of all exercises of stock options during the financial year ended May 31, 2007 by the current and former directors who are not the Named Executive Officers, and the financial year-end value of unexercised options:


--------------------------------------------------------------------------------------------------------------------
                                                                       UNEXERCISED           VALUE OF UNEXERCISED IN
                                                                     OPTIONS/SARS AT           THE MONEY OPTIONS AT
                               SECURITIES                          FINANCIAL YEAR -END        FINANCIAL YEAR -END(1)
                               ACQUIRED ON       AGGREGATE            EXERCISABLE /                EXERCISABLE /
 NAME                           EXERCISE       VALUE REALIZED         UNEXERCISABLE                UNEXERCISABLE
                                   (#)              ($)                    (#)                          ($)
--------------------           -----------     --------------      -------------------        ----------------------

Directors as a group             218,000          282,740             598,000 / Nil                245,310 / N/A
who are not Named
Executive Officers
--------------------------------------------------------------------------------------------------------------------

NOTE:
(1) The closing price of the Company's shares on May 31, 2007 was $1.98.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out, as of the end of the Company's financial year ended May 31, 2007, all information required with respect to compensation plans under which equity securities of the Company are authorized for issuance:


---------------------------------------------------------------------------------------------------------------------
                                                                                       NUMBER OF SECURITIES REMAINING
                            NUMBER OF SECURITIES TO      WEIGHTED-AVERAGE EXERCISE      AVAILABLE FOR FUTURE ISSUANCE
                            BE ISSUED UPON EXERCISE         PRICE OF OUTSTANDING          UNDER EQUITY COMPENSATION
                            OF OUTSTANDING OPTIONS,        OPTIONS, WARRANTS AND         PLANS (EXCLUDING SECURITIES
                              WARRANTS AND RIGHTS                 RIGHTS                   REFLECTED IN COLUMN (A))
--------------------        -----------------------      -------------------------     ------------------------------

Plan Category                          (a)                          (b)                             (c)
---------------------------------------------------------------------------------------------------------------------
Equity compensation
plans approved by                   2,582,000                       1.57                        See Note (1)
securityholders
---------------------------------------------------------------------------------------------------------------------
Equity compensation
plans not approved                     N/A                           N/A                             N/A
by securityholders
---------------------------------------------------------------------------------------------------------------------

Total                               2,582,000                       1.57                        See Note (1)
---------------------------------------------------------------------------------------------------------------------

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

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS OF THE COMPANY

No executive officers, directors, employees or former executive officers and directors of the Company are indebted to the Company. None of the directors, executive officers or proposed nominees of the Company, nor any associate or affiliate of these individuals, is or has been indebted to the Company since June 1, 2006.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed herein or in the financial statements, no informed person of the Company, any proposed director of the Company, or any associate or affiliate of any informed person or proposed director has any material interest, direct or indirect, in any transaction since the commencement of our most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company. An "informed person" means a director or executive office of a reporting issuer; a director or executive officer of a person or company that is itself an informed person or subsidiary of a reporting issuer; any person or company who beneficially owns, directly or indirectly, voting shares of a reporting issuer or who exercises control or direction over shares of the reporting issuer or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the reporting issuer; and a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

MANAGEMENT CONTRACTS

The Company has a management contract with Chase, under which the Company currently pays Chase $5,040 per month, for accounting, administrative, professional and management services provided to the Company. In addition, the Company may engage Chase to perform extra services in which case Chase will charge the Company for its employees at competitive rates. During the Company's last completed financial year, it was billed a total of $74,805 by Chase for services performed.

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

BOARD OF DIRECTORS

As of the date of this annual report the Company has four independent directors, namely: Messrs. Lindsay Bottomer, Joseph Keane, Eduardo Luna and Marc Cernovitch. The Company has two directors who are not independent because they are executive officers of the Company, namely: Dr. Alfredo Parra, President and CEO and Mr. Nick DeMare, Chairman.

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

COMPENSATION

From time to time, the independent directors of the Board will review the compensation payable to the CEO and CFO. The directors who do not hold full-time officer positions with the Company will receive compensation in the form of professional fees in the amount of $10,000 annually, plus $500 per board meeting attended, as well as the grant of stock options from time to time, which allocation is made by the Board as a whole. In addition directors who do not hold full-time officers positions with the Company will be paid $1,000 per day for consulting provided.

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

Other

Review any related-party transactions."

COMPOSITION OF THE AUDIT COMMITTEE

The following are the current members of the Committee:

--------------------------------------------------------------------------------
                             INDEPENDENT (1)             FINANCIALLY LITERATE
--------------------------------------------------------------------------------

Nick DeMare                         N                              Y
--------------------------------------------------------------------------------
Marc Cernovitch                     Y                              Y
--------------------------------------------------------------------------------
Lindsay Bottomer                    Y                              Y
--------------------------------------------------------------------------------
NOTE:
(1) As defined by Multilateral Instrument 52-110 ("MI 52-110").

The Company is relying on the exemption provided under Section 6.1 of MI 52-110.

RELEVANT EDUCATION AND EXPERIENCE

Nick DeMare is a Chartered Accountant with significant experience working with resource issuers. Marc Cernovitch and Lindsay Bottomer are business executives with extensive experience in the industry. As such each has acquired knowledge and an understanding of the financial issues and accounting principles that are relevant in assessing this Company's financial disclosures and internal control systems.

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

Employees

As of the date of this annual report the Company has 130 full-time employees, including its officers, two part-time employees and 72 contract miners. All of the personnel are employed by the Company's subsidiary, Mina Real at its Mina Real Project in Mexico. Corporate accounting, management and administration are provided, in part, by Chase, in Vancouver, Canada. Chase provides its services to a number of public and private companies and currently employs six full-time employees, including Mr. Lim. The Company also retains consultants to handle specific projects on a case by case basis. In the event the Company needs to employ personnel, it will need to recruit qualified personnel to staff its operations. The Company believes that such personnel currently are available at reasonable salaries and wages in the geographic areas in which the Company and its subsidiaries operate. There can be no assurance, however, that such personnel will be available in the future. Exploration activities are conducted by consultants, laborers and technicians hired for the duration of the exploration program.

Share Ownership

The following table sets forth certain information regarding ownership of the Company's shares by the Company's officers and directors as of November 2, 2007.

                                                   SHARES AND RIGHTS
                                                     BENEFICIALLY
                                                        OWNED OR      PERCENT OF
TITLE OF CLASS    NAME AND RESIDENCE OF OWNER         CONTROLLED(1)    CLASS (1)
--------------    ---------------------------       ----------------  ----------

Common Stock      Alfredo Parra                        4,181,025(2)     12.63%
                  Nayrit, Mexico

Common Stock      Nick DeMare                          1,667,270(3)     5.12%
                  British Columbia, Canada

Common Stock      Lindsay Bottomer                       106,000(4)     0.33%
                  British Columbia, Canada

Common Stock      Joseph Keane                           226,200(5)     0.70%
                  Arizona, United States

Common Stock      Eduardo Luna                           100,000(6)     0.31%
                  Mexico City, Mexico

Common Stock      Marc Cernovitch                        200,000(7)     0.62%
                  Ontario, Canada

Common Stock      Jose Manuel Silva                      200,000(8)     0.62%
                  Nayrit, Mexico

Common Stock      Harvey Lim                              74,500(9)     0.23%
                  British Columbia, Canada

NOTES:
(1) Where persons listed on this table have the right to obtain additional shares of common stock through the exercise of outstanding options or warrants within 60 days from the date of this annual report, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person. Based on 32,305,351 shares of common stock outstanding as of November 2, 2007.
(2) Includes 3,381,025 common shares held and options to acquire 800,000 common shares.
(3) Includes 909,820 common shares held by Mr. DeMare directly, 359,193 common shares held by DNG Capital Corp. ("DNG"), a private company wholly-owned by Mr. DeMare and 135,257 common shares held by 888 Capital Corp., a private company 50% owned by Mr. DeMare. Also includes options to acquire 263,000 common shares held by Mr. DeMare.
(4) Includes 4,000 common shares held, options to acquire 100,000 common shares and warrants to acquire 2,000 common shares.
(5) Includes 126,200 common shares held and options to acquire 100,000 common shares.
(6)  Options to acquire  100,000  common  shares.
(7)  Options to acquire 200,000 common shares.
(8)  Options to acquire 200,000 common shares.
(9) Includes 10,000 common shares held and options to acquire 64,500 common shares.

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

As of November 2, 2007, an aggregate of 2,579,500 incentive stock options to purchase shares of the Company's common stock remain outstanding to the following persons:


                                      NATURE                        NO. OF      EXERCISE
OPTIONEE                              OF OPTION                    OPTIONS     PRICE/SHARE     EXPIRY DATE
-----------------                     ---------                   ---------    -----------     --------------
                                                                                    $

Douglas Good                          Officer                        73,000        0.62        Jan. 17, 2009
Harvey Lim                            Officer                        22,500        0.62        Jan. 17, 2009
Empire Communications Inc.            Investor Relations            150,000        1.40        Nov. 24, 2009
Douglas Good                          Officer                       210,000        0.90        Sept. 5, 2011
Nick DeMare                           Consultant                     50,000        0.90        Sept. 5, 2011
Gil Leathley                          Director                       20,000        0.90        Sept. 5, 2011
Harvey Lim                            Officer                        15,000        0.90        Sept. 5, 2011
Arabella Smith                        Mgt. Co. Employee               7,500        0.90        Sept. 5, 2011
Linda Liu                             Mgt. Co. Employee               7,500        0.90        Sept. 5, 2011
Rosanna Wong                          Mgt. Co. Employee               7,500        0.90        Sept. 5, 2011
Betty Moody                           Mgt. Co. Employee               7,500        0.90        Sept. 5, 2011
Alfredo Parra                         Director                      800,000        1.85        Jan. 8, 2010
Douglas Good                          Director                      200,000        1.85        Jan. 8, 2010
Nick DeMare                           Consultant                    164,000        1.85        Jan. 8, 2010
Gil Leathley                          Director                       25,000        1.85        Jan. 8, 2010
Joseph Keane                          Director                      100,000        1.85        Jan. 8, 2010
Lindsay Bottomer                      Director                      100,000        1.85        Jan. 8, 2010
Jose Manuel Silva                     Employee                       50,000        1.85        Jan. 8, 2010
Luz Elena                             Employee                       20,000        1.85        Jan. 8, 2010
Jose Maria Moreno                     Employee                       20,000        1.85        Jan. 8, 2010
Edmundo Delgado                       Employee                       20,000        1.85        Jan. 8, 2010
Harvey Lim                            Officer                        12,000        1.85        Jan. 8, 2010
Arabella Smith                        Mgt. Co. Employee               6,000        1.85        Jan. 8, 2010
Betty Moody                           Mgt. Co. Employee               6,000        1.85        Jan. 8, 2010
Linda Liu                             Mgt. Co. Employee               6,000        1.85        Jan. 8, 2010
Rosanna Wong                          Mgt. Co. Employee               6,000        1.85        Jan. 8, 2010
Jose Manuel Silva                     Employee                       50,000        2.15        Feb. 14, 2010
Jose Manuel Silva                     Officer                       100,000        1.65        Jun. 8, 2010
Gil Leathley                          Director                       50,000        1.65        Jun. 12, 2010
Nick DeMare                           Director                       49,000        1.65        Jun. 12, 2010
Sergio Parra Davila                   Employee                      100,000        1.65        Jun. 12, 2010
Jorge Rodriguez de la Rosa            Employee                       75,000        1.65        Jun. 12, 2010
Hector Chavez Polino                  Employee                       50,000        1.65        Jun. 12, 2010
Pedro Cazares Espinoza                Employee                       80,000        2.12        Oct. 26, 2010
Segio Parra Davila                    Employee                       50,000        2.12        Oct. 26, 2010
Luis Enrique Garcia Medina            Employee                       50,000        2.12        Oct. 26, 2010
Santiago Gutierrez Mesa               Employee                       20,000        2.12        Oct. 26, 2010
Jose Maria Moreno                     Employee                       10,000        2.12        Oct. 26, 2010
Jorge Alberto Hernandez Gonzalez      Employee                       20,000        2.12        Oct. 26, 2010
Hector Chavez Polina                  Employee                       50,000        2.12        Oct. 26, 2010
Cesar Omar Perez Guillen              Employee                       20,000        2.12        Oct. 26, 2010
Eduardo Luna                          Director                      100,000        2.12        Oct. 26, 2010
Marc Cernovitch                       Director                      200,000        2.12        Oct. 26, 2010


                                      NATURE                        NO. OF      EXERCISE
OPTIONEE                              OF OPTION                    OPTIONS     PRICE/SHARE     EXPIRY DATE
-----------------                     ---------                   ---------    -----------     --------------
                                                                                    $

Harvey Lim                            Officer                        15,000        2.12        Oct. 26, 2010
Empire Communications Inc.            Investor Relations             35,000        2.12        Oct. 26, 2010
                                                                  ---------
TOTAL                                                             2,579,500
                                                                  =========


As of November 2, 2007, the directors and officers of the Company, as a group (8 persons), held options to purchase 1,827,500 shares of the Company's common stock.

WARRANTS

The Company issues warrants as part of its private placements of units. No portion of the purchase price of the units has been allocated to the warrants.

As of November 2, 2007, there were non-transferable common share purchase warrants exercisable for the purchase of 3,380,464 common shares, which expire at various times until April 25, 2009 and may be exercised at various prices ranging from $0.80 per share to $2.75 per share, as follows:


  COMMON SHARES ISSUABLE           EXERCISE
 ON EXERCISE OF WARRANTS         PRICE/SHARE            EXPIRY
                                      $

           74,999                   2.25                February 2, 2008
          525,000                   2.25                February 12, 2008
          307,659                   0.80                May 3, 2008
          700,000                   2.75                November 17, 2008
          563,500                   1.40                December 11, 2008
          209,306                   2.00                April 25, 2009
        1,000,000                   2.25                April 25, 2009
        ---------
        3,380,464
        =========

As of November 2, 2007, the directors and officers of the Company, as a group (8 persons), held warrants to purchase 2,000 common shares of the Company.

There are no assurances that the option or warrants described above will be exercised in whole or in part.


ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.
--------------------------------------------------------------------------------

Principal Holders of Voting Securities

To the best of the Company's knowledge, it is not directly or indirectly owned or controlled by another Company or by any foreign government. The following table sets forth certain information regarding ownership of the Company's shares by all persons who own five percent (5%) or more of the Company's outstanding shares, as of November 2, 2007.

                                                   SHARES AND RIGHTS
                                                     BENEFICIALLY
                                                        OWNED OR      PERCENT OF
TITLE OF CLASS    NAME AND ADDRESS OF OWNER           CONTROLLED(1)    CLASS (1)
--------------    -------------------------        -----------------  ----------

Common Stock      Alfredo Parra                        4,181,025(3)      12.63%
                  Rio Tajo#6,
                  Tepic, Nayarit
                  Mexico 63117

Common Stock      Burlingame Equity Investors LP       2,670,729(2)       8.10%
                  One Sansome Street, #2900
                  San Francisco, CA 94104
                  United States

                                                   SHARES AND RIGHTS
                                                     BENEFICIALLY
                                                        OWNED OR      PERCENT OF
TITLE OF CLASS    NAME AND ADDRESS OF OWNER           CONTROLLED(1)    CLASS (1)
--------------    -------------------------        -----------------  ----------

Common Stock      Nick DeMare                          1,667,270(4)       5.12%
                  #1305 - 1090 W. Georgia Street
                  Vancouver, BC  V6E 3V7
                  Canada

(1) Where persons listed on this table have the right to obtain additional shares of common stock through the exercise of outstanding options or warrants within 60 days from the date of this report, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person. Based on 32,305,351 shares of common stock outstanding as of November 2, 2007.
(2) Includes 2,015,345 common shares held and warrants to acquire an additional 655,384 common shares of the Company.
(3) Includes 3,381,025 common shares held and options to acquire 800,000 common shares.
(4) Includes 909,820 common shares held by Mr. DeMare directly, 359,193 common shares held by DNG Capital Corp. ("DNG"), a private company wholly-owned by Mr. DeMare and 135,257 common shares held by 888 Capital Corp., a private company 50% owned by Mr. DeMare. Also includes options to acquire 263,000 common shares held by Mr. DeMare.

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

United States Shareholders

As of November 2, 2007, there were approximately 22 registered holders of the Company's common shares in the United States, with combined holdings of 5,844,207 shares, representing 18.1% of the issued shares of the Company. The Company does not know how many beneficial shareholders it has in the United States, but management believes there are less than 300 such shareholders.

Control by Foreign Government or Other Persons

To the best of the Company's knowledge, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person jointly or severally.

Related Party Transactions

Other than as disclosed below, for the period from June 1, 2006 through October 31, 2007, the Company has not entered into any transactions or loans between the Company and any (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individuals' family;
(d) key management personnel and close members of such individuals' families; or
(e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

1. Mr. Doug Good was appointed as a director and the President, CEO and acting CFO of the Company on November 25, 2005. On January 8, 2007, Mr. Good was appointed as the Chairman of the Company and resigned as the President and CEO of the Company. On June 8, 2007, Mr. Good resigned as the Chairman and acting CFO of the Company. On November 1, 2007, Mr. Good resigned as a director of the Company. During fiscal 2007, $82,500 and $27,000 were paid to Mr. Good and Mr. Good's spouse, Barbara Good (in connection with services rendered), respectively. During the period from June 1, 2007 to October 31, 2007, the Company paid $48,000 and $42,000 to Mr. and Mrs. Good respectively.

2. The Company has retained Chase, a private company wholly-owned by Mr. Nick DeMare, the Chairman and a director of the Company since June 8, 2007, to provide office premises, administrative, accounting and management services. In consideration therefor, Chase is paid a monthly fee of $3,000. Chase is also reimbursed for out-of-pocket disbursements incurred on behalf of the Company. In addition, Chase also provides the Company additional services which are billed at rates which Chase charges to unrelated third parties. Management believes the arrangement with Chase is fair to the Company. During fiscal 2007, the Company incurred $74,805 for services provided by Chase. During the period June 1, 2007 to October 31, 2007, the Company was billed $28,410 for services provided by Chase.

See also "Item 6.  Directors, Senior Management and Employees - Compensation."

INDEBTEDNESS OF DIRECTORS, OFFICERS, PROMOTERS AND OTHER MANAGEMENT

No executive officers, directors, employees, former executive officers and directors or significant shareholders of the Company or affiliates of any of the foregoing, are indebted to the Company. None of the directors, executive officers, employees, significant shareholders of the Company nor any associate or affiliate of these individuals, is or has been indebted to the Company since June 1, 2006.

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

The following table identifies the name of each director of the Company and any company, which is a reporting issuer in Canada or the United States, and for which such director currently serves as an officer or director, other than the
Company:


------------------------------------------------------------------------------------------------------------
DIRECTOR              REPORTING ISSUER                   CAPACITY                          COMMENCED SERVICE
------------------------------------------------------------------------------------------------------------

Nick DeMare           Aguila American Resources Ltd.     Director                          January 2003
                      Andean American Mining Corp.       Director                          August 2002
                      Astral Mining Corporation.         Director                          February 2004
                      Atlas Minerals Corp.               Director                          April 2006
                      Centrasia Mining Corp.             Director                          October 2002
                                                         CFO                               September 2005
                      Ecometals Limited                  Director                          September 2000
                      Enterprise Oil Limited             Director                          April 2007
                      GeoPetro Resources Company         Director                          March 2006
                      GGL Diamond Corp.                  Director                          May 1989
                      Golden Peaks Resources Ltd.        Director                          January 1992
                      Gold Point Energy Corp.            Director                          August 2003
                                                         CFO                               June 2005
                      Halo Resources Ltd.                Director                          January 1996
                                                         CFO                               February 2005
                      Lara Exploration Ltd.              Director                          March 2004
                      Lariat Energy Ltd.                 Director                          August 2002
                      Lumex Capital Corp.                Director. President,              January 2007
                                                         CEO andSecretary
                      Mawson Resources Limited           Director                          March 2004
                      Mirasol Resources Limited          Director                          February 2005
                      Salazar Resources Ltd.             Director                          June 1988
                      Sinchao Metals Corp.               Director                          December 2006
                      Tinka Resources Limited            Director                          October 2003
                      Tumi Resources Limited             Director                          January 2001
                      Valor Ventures Inc.                CFO and Secretary                 July 2007
------------------------------------------------------------------------------------------------------------
Lindsay Bottomer      Alder Resources Ltd.               Director                          December 2006
                      Armadillo Resources Ltd.           Director                          July 2007
                      BCM Resources Corporation          Director                          September 2006
                      Entree Gold Inc.                   Director                          June 2002
                                                         VP Corporate Development          November 2005
                      Golden Odyssey Mining Inc.         Director                          December 2006
                      Oatpoint Capital Corp.             Director                          April 2007
                      Yale Resources Ltd.                Director                          December 2005
------------------------------------------------------------------------------------------------------------
Joseph Keane          Stingray Copper Inc.               Director                          June 2007
------------------------------------------------------------------------------------------------------------
Eduardo Luna          Alamos Gold Inc.                   Director                          October 2007
                      Genco Resources Ltd.               Director                          December 2003
                      Silver Wheaton Corp.               Director and Chairman             December 2004
------------------------------------------------------------------------------------------------------------
Marc Cernovitch       Halo Resources Ltd.                Director                          February 2005
                                                         Chairman                          March 2007
                      Oro Ventures Inc.                  Director, President & CEO         October 2007
                      Valor Ventures Inc.                Director, President & CEO         July 2007
------------------------------------------------------------------------------------------------------------

Alfredo Parra is not a director of officer of any other public company.

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

ITEM 8.  FINANCIAL INFORMATION.
--------------------------------------------------------------------------------

DESCRIPTION                                                             PAGE
-----------                                                         -----------
Audited Consolidated Financial Statements for the
   Years Ended May 31, 2007, 2006 and 2005                          F-1 to F-27

SIGNIFICANT CHANGES

At the annual and special meeting of the Company's common stockholders held on November 20, 2007, a special resolution was passed to reduce the Company's capital by $71,000,128 an amount equal to the deficit as t May 31, 2005. The deficit amount arose as a result of prior unsuccessful business activities pursued by the Company under the direction of its former management. The reclassification of the historical deficit is permitted under Section 74 of the business Corporations Act (British Columbia). The reduction of capital will have the effect of reducing the share capital by an amount equal to $71,000,128 and will also result in the corresponding elimination of $71,000,128 of the deficit. The reduction of capital is not yet effective, but shall become effective as at a date to be determined by the Board.

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

The following table sets forth the market price ranges and the aggregate volume of trading of the common shares of the Company on the TSXV, and predecessor exchanges, for the periods indicated:

                           TSXV STOCK TRADING ACTIVITY


                                                           SALES PRICE
                                                    ---------------------------
YEAR ENDED                       VOLUME                 HIGH            LOW
                                                    ------------   ------------
May 31, 2007                 17,138,032                $3.03           $0.61
May 31, 2006                  2,526,246                $1.49           $0.30
May 31, 2005                    687,160                $1.90           $0.30
May 31, 2004                    541,315                $3.70           $0.50
May 31, 2003                    159,679               $42.00           $0.90

                                                           SALES PRICE
                                                    ---------------------------
QUARTER ENDED                    VOLUME                 HIGH            LOW
                                                    ------------   ------------
August 31, 2007               3,387,016                $2.02           $1.50
May 31, 2007                  6,516,696                $3.03           $1.89
February 28, 2007             4,513,568                $2.44           $1.73
November 30, 2006             4,324,222                $1.98           $0.90
August 31, 2006               1,783,546                $1.03           $0.61
May 31, 2006                  1,727,496                $1.49           $0.85
February 28, 2006               464,825                $0.99           $0.52
November 30, 2005               114,825                $0.80           $0.43
August 31, 2005                 219,100                $1.00           $0.30


                                                           SALES PRICE
                                                    ---------------------------
MONTH ENDED                      VOLUME                 HIGH            LOW
                                                    ------------   ------------
October 31, 2007             3,426,367                 $2.70           $2.08
September 30, 2007           1,479,955                 $2.20           $1.63
August 31, 2007              1,189,728                 $2.02           $1.50
July 31, 2007                1,121,478                 $2.02           $1.71
June 30, 2007                1,075,810                 $1.98           $1.59
May 31, 2007                 1,288,925                 $2.52           $1.90

On February 7, 2001, the Company's common shares were approved for quotation on the OTCBB operated by the National Association of Securities Dealers. The Company currently trades on the OTCBB under the symbol "RCTFF.OB". The following tables set forth the market price ranges and the aggregate volume of trading of the common shares of the Company on the OTCBB system for the periods indicated:


                             OTCBB TRADING ACTIVITY

                                                          SALES PRICE (US$)
                                                    ---------------------------
YEAR ENDED                       VOLUME                 HIGH            LOW
                                                    ------------   ------------
May 31, 2007                  4,630,438                $2.70           $0.60
May 31, 2006                    103,692                $1.49           $0.21
May 31, 2005                     66,747                $1.68           $0.41
May 31, 2004                     48,914                $4.80           $0.00
May 31, 2003                     29,100               $29.00           $1.10


                                                          SALES PRICE (US$)
                                                    ---------------------------
QUARTER ENDED                    VOLUME                 HIGH            LOW
                                                    ------------   ------------
August 31, 2007               1,074,612                $2.00           $1.20
May 31, 2007                  1,728,991                $2.70           $1.65
February 28, 2007             1,500,893                $2.09           $1.50
November 30, 2006             1,278,012                $1.73           $0.76
August 31, 2006                 122,542                $0.96           $0.60
May 31, 2006                     54,310                $1.49           $0.55
February 28, 2006                19,137                $0.75           $0.35
November 30, 2005                20,769                $0.57           $0.32
August 31, 2005                   9,476                $0.62           $0.21


                                                          SALES PRICE (US$)
                                                    ---------------------------
MONTH ENDED                      VOLUME                 HIGH            LOW
                                                    ------------   ------------
October 31, 2007                161,869                $2.75           $2.07
September 30, 2007              245,199                $2.22           $1.53
August 31, 2007                 413,500                $2.00           $1.20
July 31, 2007                   225,239                $2.00           $1.60
June 30, 2007                   435,873                $1.88           $1.50
May 31, 2007                    373,830                $2.30           $1.81

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

Of the Company's unlimited share capital, a total of 32,305,351 common shares were issued and outstanding as of November 2, 2007.

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


ITEM 15.  CONTROLS AND PROCEDURES
--------------------------------------------------------------------------------

An evaluation was performed under the supervision and with the participation of the Company's management, including Dr. Alfredo Parra, the Company's President and CEO and Jose Manuel Silva, the Company's CFO, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rules 13a-15(b) and 15d-15(b) of the Securities Exchange Act of 1934 (the "Exchange Act") as of May 31, 2005. Based upon that evaluation, Dr. Parra and Mr. Silva, concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission's rules and forms.

During the fiscal year ended May 31, 2007, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.


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


ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES.
--------------------------------------------------------------------------------

AUDIT FEES

For the fiscal years ended May 31, 2007 and 2006, the Company's principal accountant billed $31,339 and $17,517, respectively, for the audit of the Company's annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

AUDIT-RELATED FEES

For the fiscal years ended May 31, 2007 and 2006, the Company's principal accountant billed $nil and $nil, respectively, for assurance and related services that were reasonably related to the performance of the audit or review of the Company's financial statements outside of those fees disclosed above under "Audit Fees".

TAX FEES

For the fiscal years ended May 31, 2007 and 2006, the Company's principal accountant billed $nil and $nil, respectively, for tax compliance, tax advice, and tax planning services.

ALL OTHER FEES

For the fiscal years ended May 31, 2007 and 2006, the Company's principal accountant billed $nil and $nil, respectively, for products and services other than those set forth above.

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

To the best of the Company's knowledge, no more than fifty percent of the hours expended on the auditors' engagement to audit the Company's financial statements for the fiscal year ended May 31, 2007 were attributed to work performed by persons other than the auditor's full-time, permanent employees.


ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.
--------------------------------------------------------------------------------

Not applicable.


ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS.
--------------------------------------------------------------------------------

During the fiscal year ended May 31, 2007, there were no purchases made by or on behalf of the Company or an "affiliated purchaser" (as defined in Rule 10b-18(a)(3) adopted under the Securities Exchange Act of 1934), including any officer or director of the Company, of shares or other units of the Company's common shares.


                                    PART III


ITEM 17.  FINANCIAL STATEMENTS.
--------------------------------------------------------------------------------

See pages F-1 through F-27.


ITEM 18.  FINANCIAL STATEMENTS.
--------------------------------------------------------------------------------

Not applicable.

ITEM 19.  EXHIBITS.
--------------------------------------------------------------------------------

EXHIBIT
NUMBER   DESCRIPTION
-----    -----------------------------------------------------------------------
1.1 Certificate of Continuation and Notice of Articles for Hilton Resources Ltd. (1)
1.2      Articles for Hilton Resources Ltd. (1)
1.3      Notice of Alteration (Name Change) - Form 11 (2)
4.1      Stock Option Plan 2005 (1)
4.2      Mineral Property Option Agreement dated January 8, 2006 (3)
4.3      Development Facility Agreement dated June 20, 2006 (3)
4.4      ALB Acquisition Agreement dated October 20, 2006 (3)
8.1      List of Subsidiaries
12.1     Certification of Alfredo Parra Pursuant to Rule 13a-14(a)
12.2     Certification of Jose Manuel Silva Pursuant to Rule 13a-14(a)
13.1     Certification of Alfredo Parra Pursuant to 18 U.S.C. Section 1350
13.2     Certification of Jose Manuel Silva Pursuant to 18 U.S.C. Section 1350
15.1     Property Location Map

(1) Previously filed as an exhibit to the Company's annual Report on Form 20-F, filed with the Commission on December 2, 2004. File number 000-30390.
(2) Previously filed as an exhibit to the Company's annual Report on Form 20-F, filed with the Commission on November 17, 2005. File number 000-30390.
(3) Previously filed as an exhibit to the Company's annual Report on Form 20-F, filed with the Commission on December 14, 2006. File number 000-30390.

                                   SIGNATURES


The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                       ROCHESTER RESOURCES LTD.


                                       /s/ Alfredo Parra
Dated: November 30, 2007               ----------------------------------------
                                       Alfredo Parra
                                       President, Chief Executive Officer,
                                       and Director

                                       /s/ Jose Manuel Silva
                                       ----------------------------------------
                                       Jose Manuel Silva
                                       Chief Financial Officer

                                                                         US GAAP





















                            ROCHESTER RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)

                        CONSOLIDATED FINANCIAL STATEMENTS
                               FOR THE YEARS ENDED
                          MAY 31, 2007, 2006, AND 2005

            (Expressed in Canadian dollars, unless otherwise stated)

                                                           D + H Group LLP
                                                           Chartered Accountants







AUDITORS' REPORT




To the Shareholders of
Rochester Resources Ltd.


We have audited the consolidated balance sheets of Rochester Resources Ltd. (an Exploration Stage Company) as at May 31, 2007 and 2006 and the consolidated statements of operations and deficit and cash flows for the years ended May 31, 2007, 2006, and 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2007 and 2006 and the results of its operations and cash flows for the years ended May 31, 2007, 2006 and 2005 in accordance with Canadian generally accepted accounting principles.

United States generally accepted accounting principles vary in certain significant respects from Canadian generally accepted accounting principles. Application of United States generally accepted accounting principles would have affected assets, liabilities and shareholders' equity as at May 31, 2007 and 2006 and the results of operations and cash flows for the years ended May 31, 2007, 2006 and 2005 to the extent summarized in Note 15 to the consolidated financial statements.

On September 17, 2007 we reported separately to the shareholders of Rochester Resources Ltd. on consolidated financial statements as at, and for the years ended, May 31, 2007 and 2006 audited in accordance with Canadian generally accepted auditing standards.




Vancouver, B.C.
September 17, 2007, except as to Note 18,                  /s/ D&H GROUP LLP
which is as of November 28, 2007                         CHARTERED ACCOUNTANTS






D+H Group LLP Chartered Accountants
10th Floor, 1333 West Broadway    Telephone 604 731 5881  www.DHgroup.ca
Vancouver, British Columbia       Facsimile 604 731 9923  Email: info@dhgroup.ca
Canada V6H 4C1
              A BC Limited Liaibility Partnership of Corporations
            Member of BHD Association with affiliated offices across
                           Canada and internationally

                                                           D + H Group LLP
                                                           Chartered Accountants

















COMMENTS BY AUDITORS FOR U.S. READERS
ON CANADA - U.S. REPORTING DIFFERENCE




In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in
Note 1 to the financial statements. Our report to the shareholders dated September 17, 2007, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.




Vancouver, B.C.
September 17, 2007, except as to Note 18,                 /s/ D&H GROUP LLP
which is as of November 28, 2007                         CHARTERED ACCOUNTANTS

















D+H Group LLP Chartered Accountants
10th Floor, 1333 West Broadway    Telephone 604 731 5881  www.DHgroup.ca
Vancouver, British Columbia       Facsimile 604 731 9923  Email: info@dhgroup.ca
Canada V6H 4C1
              A BC Limited Liaibility Partnership of Corporations
            Member of BHD Association with affiliated offices across
                           Canada and internationally

                            ROCHESTER RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                           CONSOLIDATED BALANCE SHEETS
                                  AS AT MAY 31
            (Expressed in Canadian dollars, unless otherwise stated)


                                                       2007            2006
                                                         $               $

                                     ASSETS

CURRENT ASSETS

Cash                                                  1,680,753       3,657,676
Amounts receivable (Note 4)                             269,997          80,022
Prepaid expenses and deposits                            52,580          12,825
Inventories                                             116,706               -
                                                   ------------    ------------
                                                      2,120,036       3,750,523
IVA TAX RECEIVABLE                                    1,045,413               -

MINERAL PROPERTY INTERESTS (Note 5)                  26,240,492       1,128,652

PROPERTY, PLANT AND EQUIPMENT (Note 6)                1,364,623          55,341

OTHER ASSETS                                                  -          37,040
                                                   ------------    ------------
                                                     30,770,564       4,971,556
                                                   ============    ============

                                   LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities                388,386         214,447
Current portion of long-term debt (Note 7)              962,910               -
                                                   ------------    ------------
                                                      1,351,296         214,447
LONG-TERM DEBT (Note 7)                                 615,193               -

ASSET RETIREMENT OBLIGATION (Note 16)                   590,894               -

FUTURE INCOME TAX LIABILITIES (Notes 3 and 12)        4,300,000               -
                                                   ------------    ------------
                                                      6,857,383         214,447
                                                   ------------    ------------

                              SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 8)                               96,437,468      75,890,208

CONTRIBUTED SURPLUS (Note 10)                         2,891,157         608,284

DEFICIT                                             (75,415,444)    (71,741,383)
                                                   ------------    ------------
                                                     23,913,181       4,757,109
                                                   ------------    ------------
                                                     30,770,564       4,971,556
                                                   ============    ============

NATURE OF OPERATIONS (Note 1)

SUBSEQUENT EVENTS (Note 18)

APPROVED BY THE BOARD

/s/ ALFREDO PARRA  , Director
------------------
/s/ NICK DEMARE    , Director
------------------

        The accompanying notes are an integral part of these consolidated financial statements.

                            ROCHESTER RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
               CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICITS
                           FOR THE YEARS ENDED MAY 31
            (Expressed in Canadian dollars, unless otherwise stated)


                                                       2007            2006            2005
                                                         $               $               $

EXPENSES

Accounting and administration                            75,455          53,415          78,788
Accretion (Note 17)                                      20,212               -               -
Amortization                                              1,428           2,149           5,840
Audit                                                    14,940          20,517          19,301
Corporate development                                   137,916          37,360               -
Corporate finance fee                                         -          30,500               -
General exploration                                      91,837          24,588               -
Investor relations                                       69,508           6,497          36,000
Legal                                                    14,079          19,573          15,832
Management fees                                          58,500         113,838               -
Office                                                   28,270          12,098           8,161
Professional fees                                       108,515          91,167          54,941
Regulatory                                               15,859          12,836           7,037
Rent                                                     10,500           4,165               -
Salaries and benefits                                    52,318           6,410               -
Shareholder costs                                        16,688           9,251           3,767
Stock-based compensation (Note 9)                     2,542,500         256,159         138,725
Transfer agent                                           19,512          17,420          10,612
Travel                                                   68,665          24,207          12,173
                                                   ------------    ------------    ------------
                                                      3,346,702         742,150         391,177
                                                   ------------    ------------    ------------
LOSS BEFORE OTHER ITEMS                              (3,346,702)       (742,150)       (391,177)
                                                   ------------    ------------    ------------
OTHER ITEMS

Interest expense                                       (187,940)              -               -
Interest and other income                                46,622          36,566           2,362
Foreign exchange                                       (186,041)        (66,651)         (4,809)
Gain on sale of other assets                                  -          40,980          17,239
Bad debts                                                     -         (10,000)        (27,827)
Write-off of mineral property interests (Note 5(c))           -               -        (703,058)
Loss on sale of property, plant and equipment                 -               -          (1,717)
                                                   ------------    ------------    ------------
                                                       (327,359)            895        (717,810)
                                                   ------------    ------------    ------------
NET LOSS FOR THE YEAR                                (3,674,061)       (741,255)     (1,108,987)

DEFICIT - BEGINNING OF YEAR                         (71,741,383)    (71,000,128)    (69,891,141)
                                                   ------------    ------------    ------------
DEFICIT - END OF YEAR                               (75,415,444)    (71,741,383)    (71,000,128)
                                                   ============    ============    ============


BASIC AND DILUTED LOSS PER SHARE                         $(0.19)         $(0.17)         $(0.56)
                                                   ============    ============    ============

WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING                            19,859,117       4,388,853       1,966,152
                                                   ============    ============    ============

        The accompanying notes are an integral part of these consolidated financial statements.

                            ROCHESTER RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           FOR THE YEARS ENDED MAY 31
            (Expressed in Canadian dollars, unless otherwise stated)


                                                       2007            2006            2005
                                                         $               $               $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Net loss for the year                                (3,674,061)       (741,255)     (1,108,987)
Adjustment for items not involving cash
Accretion                                                20,212               -               -
Amortization                                              1,428           2,149           5,840
Interest expense                                         12,038               -               -
Stock-based compensation                              2,542,500         256,159         138,725
Corporate finance fee                                         -          30,500               -
Gain on sale of other assets                                  -         (40,980)        (17,239)
Loss on sale of property, plant and equipment                 -               -           1,717
Write-off of mineral property interests                       -               -         703,058
                                                   ------------    ------------    ------------
                                                     (1,097,883)       (493,427)       (276,886)
Increase in amounts receivable                         (189,552)        (40,995)         (8,738)
Increase in prepaid expenses and deposits               (39,755)         (3,189)           (677)
Increase in inventories                                (116,706)              -               -
Increase (decrease) in accounts payable and
   accrued liabilities                                 (161,903)        183,441          14,650
Increase in IVA tax receivable                       (1,045,413)              -               -
                                                   ------------    ------------    ------------
                                                     (2,651,212)       (354,170)       (271,651)
                                                   ------------    ------------    ------------
FINANCING ACTIVITIES

Issuance of common shares                            10,066,170       4,966,050         362,500
Share issue costs                                      (278,537)       (348,155)         (2,500)
Repayment on long-term debt                            (619,285)              -               -
Advances received                                       550,000               -               -
Repayment of advances                                  (550,000)              -               -
                                                   ------------    ------------    ------------
                                                      9,168,348       4,617,895         360,000
                                                   ------------    ------------    ------------
INVESTING ACTIVITIES

Additions to mineral property interests              (7,254,078)       (791,152)       (415,255)
Additions to property, plant and equipment           (1,280,983)        (52,726)              -
Other assets                                             37,040         (37,040)              -
Proceeds from sale of property, plant and equipment           -               -           7,146
Proceeds from sale of other assets                            -          47,280          19,309
Cash assumed on acquisition of ALB                        3,962               -               -
                                                   ------------    ------------    ------------
                                                     (8,494,059)       (833,638)       (388,800)
                                                   ------------    ------------    ------------
INCREASE (DECREASE) IN CASH FOR THE YEAR             (1,976,923)      3,430,087        (300,451)

CASH - BEGINNING OF YEAR                              3,657,676         227,589         528,040
                                                   ------------    ------------    ------------
CASH - END OF YEAR                                    1,680,753       3,657,676         227,589
                                                   ============    ============    ============

SUPPLEMENTAL CASH FLOW INFORMATION - Note 16


        The accompanying notes are an integral part of these consolidated financial statements.

                            ROCHESTER RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2007, 2006 AND 2005
            (Expressed in Canadian dollars, unless otherwise stated)



1.       NATURE OF OPERATIONS

         Rochester Resources Ltd. (the "Company") is engaged in the acquisition, exploration and development of its mineral property interests in Mexico. As at the end of December 2006 the Company has completed construction of the cyanidation processing plant and related infrastructure at the Mina Real Property located in Nayarit State, Mexico. Commissioning of the mill commenced in January 2007. As at May 31, 2007 management of the Company has determined that commercial production has not yet been achieved.

         As at May 31, 2007 the Company had working capital of $768,740. The Company anticipates that it may require additional funding to conduct a planned increase in the capacity of the mill facility, to provide adequate working capital for start-up operations and to retire its long-term debt. The Company also plans to conduct a significant exploration and development program.

         These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") applicable to a going concern which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. The Company's ability to continue as a going concern is dependent on the Company's ability to raise equity or other financing as required and ultimately achieve profitable operations. These financial statements do not include any adjustments to the amount and classification of recorded assets and liabilities that night be necessary should the Company be unable to continue as a going concern.


2.       SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         These consolidated financial statements have been prepared in accordance with Canadian GAAP. The significant differences between these principles and those that would be applied under United States generally accepted accounting principles ("US GAAP") are disclosed in
         Note 15. The consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

         These consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries ALB Holdings Ltd. ("ALB") and Mina Real Mexico S.A. de C.V. ("Mina Real") and its 60% owned subsidiary, Compania Minera Nayarit S.A. de C.V. Inter-company balances and transactions are eliminated on consolidation.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the period. Actual results may differ from those estimates. Significant areas requiring the use of management estimates relate to the determination of asset retirement obligations, stock-based compensation and amortization. The financial statements have, in management's opinion, been properly prepared using careful judgement within the framework of the significant accounting policies summarized in this note.

                            ROCHESTER RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2007, 2006 AND 2005
            (Expressed in Canadian dollars, unless otherwise stated)



2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         CASH AND CASH EQUIVALENTS

         Cash and cash equivalents consists of cash and money market instruments with terms to maturity not exceeding 90 days at date of acquisition. The Company is not exposed to significant credit or interest rate risk although cash and cash equivalents are held in excess of federally incurred limits with major financial institutions.

         INVENTORIES

         Materials and supplies are valued at the lower of cost or replacement cost.

         PROPERTY, PLANT AND EQUIPMENT

         Property, plant and equipment are recorded at cost less accumulated depreciation. These assets are depreciated using the straight-line method at the following rates:

                  Motor vehicles                              25%
                  Office equipment, furniture and fixtures    10%
                  Plant and equipment                         10%
                  Buildings                                    5%

         Capital works in progress costs are not depreciated until the related asset is complete, ready for use and utilized in commercial production.

         MINERAL PROPERTY INTERESTS

         Mineral property interests costs and exploration, development and field support costs directly relating to mineral property interests are deferred until the interests to which they relate is placed into production, sold or abandoned. The deferred costs will be amortized over the life of the orebody following commencement of commercial production or written off if the mineral interest is sold or abandoned. Administration costs and other exploration costs that do not relate to any specific mineral interest are expensed as incurred.

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

                            ROCHESTER RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2007, 2006 AND 2005
            (Expressed in Canadian dollars, unless otherwise stated)



2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         ASSET RETIREMENT OBLIGATIONS

         Future obligations to retire an asset, including dismantling, remediation and ongoing treatment and monitoring of the site, are recognized and recorded as a liability at fair value as at the time in which they are incurred or the event occurs giving rise to such an obligation. The liability is increased (accreted) over time through periodic charges to earnings. The corresponding asset retirement cost is capitalized as part of the asset's carrying value, and is amortized over the asset's estimated useful life. The amount of the liability will be subject to re-measurement at each reporting period.

         Where possible, the Company has estimated asset retirement obligations based on current best practice. These estimates are subject to change as a result of changes in regulations, the extent of environmental remediation required, the means of reclamation, or cost estimates. Changes in estimates are accounted for prospectively from the period the estimate is revised.

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

         STOCK-BASED COMPENSATION

         Stock-based compensation is accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company's stock, the expected lives of awards of stock-based compensation, the fair value of the Company's stock and the risk-free interest rate. The estimated fair value of awards of stock-based compensation are charged to expense as awards vest, with offsetting amounts recognized as contributed surplus. If and when the stock options are exercised the applicable amounts of contributed surplus are transferred to share capital.

         TRANSLATION OF FOREIGN CURRENCIES

         As the Company's foreign subsidiaries have been dependent on funding from their parent, the operations are considered to be integrated. As a result, the temporal method of translating the accounts of the foreign subsidiaries have been adopted. Under this method, the Company translates monetary items at the rate of exchange in effect at the balance sheet date. Non-monetary items are translated at average rates in effect during the period in which they were earned or incurred. Revenues and expenses are translated at average rates in effect during the period except for depreciation and amortization which are translated at historical rates. Gains and losses resulting from the fluctuation of foreign exchange rates have been included in the determination of income.

                            ROCHESTER RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2007, 2006 AND 2005
            (Expressed in Canadian dollars, unless otherwise stated)



2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         INCOME TAXES

         Income tax liabilities and assets are recognized for the estimated income tax consequences attributable to differences between the amounts reported in the consolidated financial statements and their respective tax bases, using substantially enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

         LOSS PER SHARE

         The loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the year. The diluted loss per share reflects the potential dilution of common share equivalents, such as outstanding stock options and warrants, in the weighted average number of common shares outstanding during the year, if dilutive. For these purposes the treasury stock method is used for the assumed proceeds upon the exercise of stock options and warrants that are used to purchase common shares at the average market price during the year. During fiscal 2007 and 2006 all of the outstanding options and warrants were anti-dilutive.


3.       ACQUISITION

         On December 1, 2006 (the "Effective Date") the Company completed the acquisition of 100% of the issued and outstanding capital of ALB in exchange for the issuance of 10,500,000 common shares of the Company, at a fair value of $10,500,000. ALB's sole asset is its 49% equity interest in the Mina Real Property and the only liability of ALB is an underlying obligation of US $1,925,000 (see Note 7) and a 1% net smelter return royalty on the Mina Real Property. In addition, as a result of differences in the book value and tax value of the mineral property interest acquired, the Company has recorded a future income tax liability of $4,300,000 with a corresponding amount capitalized to mineral property interests.

         The acquisition of ALB was accounted for by the purchase method as summarized below and the results of operations were recorded from the Effective Date. The assets and liabilities of ALB have been recorded at their fair values, as follows:
                                                                         $

         Cash                                                             3,962
         Amounts receivable                                                 423
         Mineral property interests                                  16,963,276
         Equipment                                                       29,727
         Long-term debt assumed                                      (2,197,388)
         Future income tax liabilities                               (4,300,000)
                                                                   ------------
         Net assets acquired                                         10,500,000
                                                                   ============

                            ROCHESTER RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2007, 2006 AND 2005
            (Expressed in Canadian dollars, unless otherwise stated)



4.       AMOUNTS RECEIVABLE
                                                       2007            2006
                                                         $               $

         Production receivable                          190,812               -
         Other receivables                               79,185          80,022
                                                   ------------    ------------
                                                        269,997          80,022
                                                   ============    ============


5.       MINERAL PROPERTY INTERESTS

                                                       2007            2006
                                                         $               $

         Exploration costs                              459,819         101,108
         Development and pre-production costs         7,287,980         540,960
         Acquisition and other                       18,492,693         486,584
                                                   ------------    ------------
                                                     26,240,492       1,128,652
                                                   ============    ============

         (a)      Mina Real Property

                  In January 2006 the Company entered into an option agreement with ALB to acquire up to a 51% interest in the Mina Real Property located in Tepic, Mexico. The Mina Real Property comprises of four concessions covering approximately 3,377 hectares. Under the agreement the Company made an option payment of US $110,000 and issued 250,000 common shares, at a fair value of $337,500. The Company could earn its interests, as follows:

                  i)    an initial  20%  interest  on funding  the initial
                        US $750,000;
                  ii)   a further  20%  interest  on  funding  a  further
                        US $750,000; and
                  iii) a further 11% interest on payment of US $900,000, at the minimum rate of US $75,000 per month, commencing July 1, 2006, with each payment vesting at 0.9166% interest.

                  On October 20, 2006 the Company and ALB completed negotiations and ALB agreed to waive the requirement for any further payments and the Company was deemed to have fully earned its 51% interest in the Mina Real Property.

                  On December 1, 2006 the Company acquired the remaining 49% interest in the Mina Real Property, as described in Note 3.

                  The Company has also staked an additional 3,981 hectares adjacent to the Mina Real Property.

                  Commissioning of the mill began in January 2007. As at May 31, 2007 commercial production had not yet been achieved. During fiscal 2007, the Company had recorded revenue totalling $890,487 which has been credited against pre-production costs.

                            ROCHESTER RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2007, 2006 AND 2005
            (Expressed in Canadian dollars, unless otherwise stated)



5.       MINERAL PROPERTY INTERESTS (continued)

         (b)      Santa Fe Property

                  On March 12, 2007 the Company entered into an option agreement to acquire a 70% interest in the Santa Fe Property located in Tepic, Mexico. Under the terms of the agreement, the Company has agreed to implement a program of exploration to determine if the Santa Fe Property can be economically exploited. In addition, if the exploration work is successful, the Company has agreed to provide the necessary capital to construct a processing plant capable of processing a minimum of 200 tonnes per day. The Company will pay a monthly fee of US $10,000 while it is conducting exploration and development on the Santa Fe Property.

         (c)      El Nayar Property

                  During fiscal 2004 the Company entered into an option agreement with a Mexican private corporation whereby the Company could acquire up to a 100% interest in five unproven mineral concessions (the "El Nayar Property") in Mexico, covering approximately 6,766 hectares. The Company conducted a comprehensive geological work program during fiscal 2005 and, based on the results, the Company determined to cease further work on the El Nayar Property and wrote-off $703,058 of acquisition and exploration costs.


6.       PROPERTY, PLANT AND EQUIPMENT

                                   --------------------------------------------    ------------
                                                       2007                            2006
                                   --------------------------------------------    ------------
                                                    ACCUMULATED       NET BOOK        NET BOOK
                                       COST        AMORTIZATION        VALUE           VALUE
                                         $               $               $               $

         Motor vehicles                  69,907           6,928          62,979          52,921
         Office equipment                16,060             402          15,658           2,420
         Mill and mine equipment        883,184          22,079         861,105               -
         Buildings                      118,495           2,962         115,533               -
         Land                           309,348               -         309,348               -
                                   ------------    ------------    ------------    ------------
                                      1,396,994          32,371       1,364,623          55,341
                                   ============    ============    ============    ============


7.       LONG-TERM DEBT
                                                       2007            2006
                                                         $               $

         Amount due to Huajicari (US $1,475,000)      1,578,103               -
         Less:  current portion (US $900,000)          (962,910)              -
                                                   ------------    ------------
                                                        615,193               -
                                                   ============    ============

         The amount due to Compania Minera Huajicari ("Huajicari") is unsecured and, as at May 31, 2007, carries interest at a rate of 10% per annum, with repayment on a monthly basis of US $75,000 plus accrued interest. Since the completion of the purchase of ALB, as described in Note 3, the Company has repaid $619,285 (US $450,000) principal and interest of $175,902 (US $153,542). As at May 31, 2007 interest of $12,038 remained outstanding and has been included in accounts payable and accrued liabilities.

                            ROCHESTER RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2007, 2006 AND 2005
            (Expressed in Canadian dollars, unless otherwise stated)



7.       LONG-TERM DEBT (continued)

         The Company is obligated to make the following principal payments in each of the next two fiscal years:

                                                                         $
         2008                                                           962,910
         2009                                                           615,193
                                                                   ------------
                                                                      1,578,103
                                                                   ============


8.       SHARE CAPITAL

         Authorized:  Unlimited common shares without par value

         Issued:

                                               2007                            2006                            2005
                                   ----------------------------    ----------------------------    ----------------------------
                                      SHARES          AMOUNT          SHARES          AMOUNT          SHARES          AMOUNT
                                                         $                               $                               $

         Balance, beginning
            of year                  11,237,735      75,890,208       2,230,735      70,970,313       1,853,735      70,593,713
                                   ------------    ------------    ------------    ------------    ------------    ------------
         Issued during the year

         For cash

         Private placements           4,600,456       6,575,524       6,000,000       3,220,000         355,000         355,000
         Exercise of warrants         2,864,247       3,188,286       2,557,000       1,671,050               -               -
         Exercise of options            463,000         302,360               -               -           3,000           7,500
         Exercise of agent's
            options                           -               -         150,000          75,000               -               -
         Reallocation from
            contributed surplus re-
            lating to the exercise
            of options                        -         226,662               -               -               -           6,600
         Reallocation from
            contributed surplus re-
            lating to the exercise
            of agent's option and
            related warrants                  -          32,965               -         112,500               -               -
         For corporate finance fees           -               -          50,000          30,500               -               -
         For mineral interests                -               -         250,000         337,500          10,000          10,000
         For acquisition of ALB
            (Note 3)                 10,500,000      10,500,000               -               -               -               -
         Finders fee                          -               -               -               -           9,000           9,000
                                   ------------    ------------    ------------    ------------    ------------    ------------
                                     18,427,703      20,825,797       9,007,000       5,446,550         377,000         388,100
         Less:  share issue costs             -        (278,537)              -        (526,655)              -         (11,500)
                                   ------------    ------------    ------------    ------------    ------------    ------------
                                     18,427,703      20,547,260       9,007,000       4,919,895         377,000         376,600
                                   ------------    ------------    ------------    ------------    ------------    ------------
         Balance, end of year        29,665,438      96,437,468      11,237,735      75,890,208       2,230,735      70,970,313
                                   ============    ============    ============    ============    ============    ============

                            ROCHESTER RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2007, 2006 AND 2005
            (Expressed in Canadian dollars, unless otherwise stated)



8.       SHARE CAPITAL (continued)

         (a) During fiscal 2007 the Company completed a number of private placements, as follows:

                  (i) 2,000,000 units at a price of $0.90 per unit for gross proceeds of $1,800,000. Each unit comprised one common share and one share purchase warrant. Each warrant entitles the holder to purchase one additional common share at an exercise price of $1.15 per share on or before July 28, 2007 and $1.30 per share on or before July 28, 2008, subject to acceleration in certain circumstances. The Company incurred $18,623 of share issue costs associated with the private placement;

                  (ii) 700,456 units at a price of $1.15 per unit for gross proceeds of $805,524. Each unit comprised one common share and one share purchase warrant. Each warrant entitles the holder to purchase one additional common share at an exercise price of $1.40 per share on or before December 11, 2008. After June 30, 2007 the warrants are subject to a forced conversion provision once the Company's common shares trade in excess of $2.30 per share for 45 consecutive trading days. The Company incurred $45,213 of of share issue costs associated with the private placement;

                  (iii) 1,200,000 units at a price of $1.85 per unit for gross proceeds of $2,220,000. Each unit comprised one common share and one-half share purchase warrant. Each full warrant entitles the holder to purchase an additional common share at a price of $2.25 per share for a period of one year. The Company paid a commission of $155,400, administrative fee of $10,000 and share issue costs of $39,526; and


                  (iv) 700,000 units at a price of $2.50 per unit for gross proceeds of $1,750,000. Each unit comprised one common share and one share purchase warrant. Each warrant entitles the holder to purchase one additional common share at an exercise price of $2.75 per share on or before November 17, 2008. The Company incurred $9,775 of share issue costs associated with the private placement.

         (b) During fiscal 2006 the Company completed a number of private placements, as follows:

                  i) 5,000,000 units at $0.50 per unit for gross proceeds of $2,500,000. Each unit comprised one common share and one half share purchase warrant. One full warrant was exercisable into one common share at $0.65 per common share on or before January 16, 2008, subject to a forced conversion provision. The Company paid $22,000 as finders' fees on the non-brokered portion of the private placement. On the brokered portion of the private placement, the Company paid a commission of $150,000 and issued 25,000 common shares, at a fair value of $12,500, for a corporate finance fee. The Company also granted an option to the agent entitling it to acquire 150,000 units at a price of $0.50 per unit, for a period of two years. The agent's option was exercised during the 2006 fiscal year. The units issued to the agent had the same terms as the units issued under the private placements. In addition, the Company incurred $71,087 of costs relating to the private placement. Certain directors and officers of the Company have purchased 270,000 units of the private placement.

                            ROCHESTER RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2007, 2006 AND 2005
            (Expressed in Canadian dollars, unless otherwise stated)



8.       SHARE CAPITAL (continued)

                           The fair value of the agent's option and related warrants have been estimated using the Black-Scholes option pricing model. The assumptions used were: dividend yield - 0%; expected volatility - 136%; a risk-free interest rate of 3.71%; and an expected life of twelve months. The value assigned to the agent's option and related warrants was $112,500.

                           During fiscal 2006 the Company issued a total of 2,545,000 common shares for proceeds of $1,654,250, as a result of the exercise of warrants under the forced conversion provision. The remaining warrants for 30,000 common shares expired without exercise.

                  ii) 1,000,000 units at $0.72 per unit for gross proceeds of $720,000. Each unit comprised one common share and one share purchase warrant. Each warrant is exercisable into one common share at $0.80 per common share on or before May 3, 2008. The Company paid a commission of $72,000, issued 25,000 common shares, at a fair value of $18,000, for a corporate finance fee and granted 100,000 agent's warrants exercisable on the same basis as the warrants issued under the private placement. The Company also incurred $33,068 of share issue costs associated with the private placement.

                           The fair value of the agent's warrants have been estimated using the Black-Scholes option pricing model. The assumptions used were: dividend yield - 0%; expected volatility - 137%; a risk-free interest rate of 4.12%; and an expected life of twelve months. The value assigned to the agent's warrants was $66,000.

         (c) During fiscal 2005 the Company completed a non-brokered private placement financing of 355,000 units at a price of $1.00 per unit, for gross proceeds of $355,000. Each unit comprised one common share and one-half share purchase warrant. Each full share purchase warrant entitles the holder to purchase one additional common share for a period of two years, at an exercise price of $1.50 per share on or before February 7, 2006 and, thereafter, at $2.00 per share on or before February 7, 2007. The Company issued 9,000 units having the same terms as the private placement, at a fair value of $9,000, in consideration as finder's fees on a portion of the private placement. Certain directors of the Company and their immediate family members have purchased 65,000 units of the private placement.

         (d) A summary of the number of common shares reserved pursuant to the Company's outstanding warrants at May 31, 2007, 2006 and 2005 and the changes for the years ending on those dates is as follows:

                                   ----------------------------    ----------------------------    ----------------------------
                                               2007                            2006                            2005
                                   ----------------------------    ----------------------------    ----------------------------
                                                      WEIGHTED                        WEIGHTED                        WEIGHTED
                                       NUMBER         AVERAGE          NUMBER         AVERAGE         NUMBER          AVERAGE
                                    OF WARRANTS       EXERCISE      OF WARRANTS       EXERCISE      OF WARRANTS       EXERCISE
                                    OUTSTANDING        PRICE        OUTSTANDING        PRICE        OUTSTANDING        PRICE
                                                         $                               $                               $

                  Balance,
                  beginning of year   1,282,000         0.90            688,500         1.78            582,365         4.60

                  Issued              4,000,455         1.64          3,675,000         0.70            182,000         1.50
                  Exercised          (2,864,247)        1.11         (2,557,000)        0.66                  -            -
                  Expired               (54,750)        2.00           (524,500)        1.82            (75,865)       23.04
                                   ------------                    ------------                    ------------
                  Balance,
                  end of year         2,363,458         1.90          1,282,000         0.90            688,500         1.78
                                   ============                    ============                    ============

                            ROCHESTER RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2007, 2006 AND 2005
            (Expressed in Canadian dollars, unless otherwise stated)



8.       SHARE CAPITAL (continued)

                  The following table summarizes information about the number of common shares reserved pursuant to warrants outstanding at May 31, 2007:

                                        EXERCISE
                     NUMBER               PRICE            EXPIRY DATE
                                            $

                       410,359             0.80             May 3, 2008
                        63,100          1.15/1.30           July 28, 2007 / 2008
                       590,000             1.40             December 11, 2008
                        74,999             2.25             February 2, 2008
                       525,000             2.25             February 12, 2008
                       700,000             2.75             November 17, 2008
                  ------------
                     2,363,458
                  ============


9.       STOCK OPTIONS AND STOCK-BASED COMPENSATION

         The Company has established a rolling stock option plan (the "Plan"), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company. The exercise price of the options is set at the Company's closing share price on the day before the grant date, less allowable discounts in accordance with the policies of the TSX Venture Exchange. The options have a maximum term of five years.

         During fiscal 2007 the Company granted 2,425,000 (2006 - 720,000;  2005
         - 178,500) stock options to the Company's directors, employees and consultants and recorded compensation expense of $2,542,500 (2006 - $256,159; 2005 - $138,725).

         The fair value of stock options granted to directors, employees and consultants is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for the grants made during fiscal 2007, 2006 and 2005:

                                                2007                      2006                      2005

         Risk-free interest rate           3.92% - 4.38%              3.63% - 3.86%            2.69% - 3.07%
         Estimated volatility               103% - 116%                125% - 136%              146% - 147%
         Expected life                   3 years - 5 years        9 months - 18 months     12 months - 18 months
         Expected dividend yield                 0%                        0%                        0%

         The weighted average fair value of stock options granted during the year to the Company's directors, employees and consultants was $1.05 (2006 - $0.36; 2005 - $0.80) per share .

         Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

                            ROCHESTER RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2007, 2006 AND 2005
            (Expressed in Canadian dollars, unless otherwise stated)



9.       STOCK OPTIONS AND STOCK-BASED COMPENSATION (continued)

         A summary of the Company's outstanding stock options at May 31, 2007, 2006 and 2005 and the changes for the years ending on those dates is as follows:

                                               2007                            2006                            2005
                                   ----------------------------    ----------------------------    ----------------------------
                                                     WEIGHTED                        WEIGHTED                        WEIGHTED
                                       NUMBER        AVERAGE          NUMBER         AVERAGE          NUMBER         AVERAGE
                                     OF OPTIONS      EXERCISE        OF OPTIONS      EXERCISE        OF OPTIONS      EXERCISE
                                    OUTSTANDING       PRICE         OUTSTANDING       PRICE         OUTSTANDING       PRICE
                                                        $                               $                               $

         Balance, beginning of year     720,000        0.62             217,500        1.30              70,000        2.50
         Granted                      2,425,000        1.64             720,000        0.62             178,500        1.04
         Exercised                     (463,000)       0.65                   -           -              (3,000)       2.50
         Cancelled/expired             (100,000)       0.80            (217,500)       1.30             (28,000)       2.50
                                   ------------                    ------------                    ------------
         Balance, end of year         2,582,000        1.57             720,000        0.62             217,500        1.30
                                   ============                    ============                    ============


         The following table summarizes information about the stock options outstanding and exercisable at May 31, 2007:

            NUMBER           NUMBER        EXERCISE
          OUTSTANDING     EXERCISABLE        PRICE            EXPIRY DATE
                                               $
               27,500          27,500         0.50            November 10, 2008
              234,500         234,500         0.62            January 17, 2009
              150,000          75,000         1.40            November 24, 2009
              395,000         395,000         0.90            September 5, 2011
            1,625,000       1,625,000         1.85            January 8, 2010
              150,000               -         2.15            February 14, 2010
         ------------    ------------
            2,582,000       2,357,000
         ============    ============

         See also Note 18.


10.      CONTRIBUTED SURPLUS

         The Company's contributed surplus as at May 31, 2007, 2006 and 2005 is comprised of the following:

                                                                       2007            2006            2005
                                                                         $               $               $

         Balance, beginning of year                                     608,284         286,125         154,000

         Stock-based compensation on stock options (Note 9)           2,542,500         256,159         138,725
         Stock options exercised                                       (226,662)              -          (6,600)
         Stock-based compensation on agent's option and
            warrants (Note 8(b))                                              -         178,500               -
         Agent's option and warrants exercised                          (32,965)       (112,500)              -
                                                                   ------------    ------------    ------------
         Balance, end of year                                         2,891,157         608,284         286,125
                                                                   ============    ============    ============

                            ROCHESTER RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2007, 2006 AND 2005
            (Expressed in Canadian dollars, unless otherwise stated)



11.      RELATED PARTY TRANSACTIONS

         (a) The Company was charged for various services provided by companies controlled by current and former directors and officers of the Company, as follows:

                                                       2007            2006            2005
                                                         $               $               $

                  Accounting and administration               -          30,990          78,788
                  Management fees                        58,500          78,887               -
                  Professional fees                      78,466          60,917          15,750
                                                   ------------    ------------    ------------
                                                        136,966         170,794          94,538
                                                   ============    ============    ============

                  These fees have been either expensed to operations or capitalized to mineral property interest based on the nature of the expenditures. As at May 31, 2007, accounts payable and accrued liabilities include $26,037 (2006 - $17,210; 2005 -
                  $15,614) due to these related parties. These transactions were measured at the exchanged amount which was the amount of consideration established and agreed to by the related parties.

         (b)      Other  related  parties  are  disclosed   elsewhere  in  these
                  consolidated financial statements.


12.      INCOME TAXES

         Future income tax assets and liabilities of the Company as at May 31, 2007 and 2006 are as follows:
                                                       2007            2006
                                                         $               $
         Future income tax assets

            Losses carried forward                    2,401,600       2,492,600
            Share issue costs                           151,100         101,800
                                                   ------------    ------------
                                                      2,552,700       2,594,400

         Valuation allowance                         (2,552,700)     (2,594,400)
                                                   ------------    ------------
         Net future income tax asset                          -               -
                                                   ============    ============

         Future income tax liabilities

            Mineral properties                        4,300,000               -
                                                   ============    ============

                            ROCHESTER RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2007, 2006 AND 2005
            (Expressed in Canadian dollars, unless otherwise stated)



12.      INCOME TAXES (continued)

         The recovery of income taxes shown in the consolidated statements of operations and deficit differs from the amounts obtained by applying statutory rates to the loss before provision for income taxes due to the following:

                                                       2007            2006
                                                         $               $
         Income tax rate reconciliation

         Combined federal and provincial
            income tax rate                              34.12%          34.12%
                                                   ============    ============

         Expected income tax recovery                (1,253,600)       (252,700)
         Non-deductible stock-based compensation        867,600          87,400
         Foreign income tax rate differences             (4,100)              -
         Other                                           17,700          (4,000)
         Unrecognized benefit of income tax losses      372,400         169,300
                                                   ------------    ------------
         Actual income tax recovery                           -               -
                                                   ============    ============

         As at May 31, 2007 the Company has accumulated non-capital losses for income tax purposes of approximately $5.7 million for Canadian income tax purposes to offset against future income, expiring from 2008 to 2027. The Company also has accumulated non-capital losses of approximately 18.0 million pesos for Mexican tax purposes.

         Future income tax benefits which may arise as a result of these losses have not been recognized in these financial statements as their realization is unlikely.


13.      SEGMENTED INFORMATION

         The  Company  operates  in  one  industry  segment,   the  acquisition,
         exploration and development of mineral interests. The Company's mineral operations are located in Mexico and its corporate assets are located in Canada.
                                   --------------------------------------------
                                                       2007
                                   --------------------------------------------
                                   IDENTIFIABLE                          NET
                                      ASSETS         REVENUES           LOSS
                                         $               $               $

         Mineral operations (Mexico) 29,217,261               -        (113,548)
         Corporate (Canada)           1,553,303          46,622      (3,560,513)
                                   ------------    ------------    ------------
                                     30,770,564          46,622      (3,674,061)
                                   ============    ============    ============
                                   --------------------------------------------
                                                       2006
                                   --------------------------------------------
                                   IDENTIFIABLE                          NET
                                      ASSETS         REVENUES           LOSS
                                         $               $               $

         Mineral operations (Mexico)  1,337,075               -         (12,091)
         Corporate (Canada)           3,634,481          36,566        (729,164)
                                   ------------    ------------    ------------
                                      4,971,556          36,566        (741,255)
                                   ============    ============    ============

                            ROCHESTER RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2007, 2006 AND 2005
            (Expressed in Canadian dollars, unless otherwise stated)



13.      SEGMENTED INFORMATION (continued)
                                   --------------------------------------------
                                                       2005
                                   --------------------------------------------
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
                                   ============    ============    ============


14.      FAIR VALUE OF FINANCIAL INSTRUMENTS

         The fair values of financial instruments at May 31, 2007 and 2006 were estimated based on relevant market information and the nature and terms of financial instruments. Management is not aware of any factors which would significantly affect the estimated fair market amounts, however, such amounts have not been comprehensively revalued for purposes of these financial statements. Disclosure subsequent to the balance sheet dates and estimates of fair value at dates subsequent to May 31, 2007 and 2006 may differ significantly from that presented.

         Fair value approximates the amounts reflected in the financial statements for cash, amounts receivable and accounts payable and accrued liabilities due to their relative short periods to maturity. In addition, the fair value of long-term debt is approximated by their carrying amount as the debt bears a fair market rate of interest.

         The Company may be subject to currency risk due to the fluctuations of exchange rates between the Canadian dollar and other foreign currencies. However, the Company is not subject to significant interest and credit risks arising from these instruments.

                            ROCHESTER RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2007, 2006 AND 2005
            (Expressed in Canadian dollars, unless otherwise stated)



15.      DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
         ACCEPTED ACCOUNTING PRINCIPLES

         (a) The consolidated financial statements of the Company have been prepared according to Canadian GAAP which differ in certain material respects from US GAAP. Material differences between Canadian and US GAAP and their effect on the Company's consolidated financial statements are summarized in the tables below.

                                                                       2007           2006            2005
                                                                         $              $               $

                  CONSOLIDATED STATEMENTS OF OPERATIONS
                     AND COMPREHENSIVE INCOME

                  Loss for the year

                  Canadian GAAP                                      (3,674,061)       (741,255)     (1,108,987)
                  Mineral interests expensed (ii)                    (7,105,731)       (642,068)        220,582
                  Other compensation expense (iv)                             -          (2,700)        (19,500)
                                                                   ------------    ------------    ------------
                  US GAAP                                           (10,779,792)     (1,386,023)       (907,905)

                  Other comprehensive income

                  Unrealized holding gain (loss) on
                     available-for-sale marketable securities (i)             -               -          39,200
                                                                   ------------    ------------    ------------
                  Comprehensive (loss) for the year                 (10,779,792)     (1,386,023)       (868,705)
                                                                   ============    ============    ============

                  Loss per share basic and fully diluted - US GAAP       $(0.54)         $(0.32)         $(0.44)
                                                                   ============    ============    ============

                                                       2007            2006
                                                         $               $
                  CONSOLIDATED BALANCE SHEETS

                  Total Assets
                  Canadian GAAP                      30,770,564       4,971,556
                  Mineral interests expensed (ii)    (7,747,799)       (642,068)
                                                   ------------    ------------
                  US GAAP                            23,022,765       4,329,488
                                                   ============    ============

                  Total Liabilities

                  Canadian GAAP and US GAAP           6,857,383         214,447
                                                   ============    ============

                  Shareholders' Equity

                  Canadian GAAP                      23,913,181       4,757,109
                  Mineral interests expensed (ii)    (7,747,799)       (642,068)
                                                   ------------    ------------
                  US GAAP                            16,165,382       4,115,041
                                                   ============    ============

                            ROCHESTER RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2007, 2006 AND 2005
            (Expressed in Canadian dollars, unless otherwise stated)



15. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

                  CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                       2007            2006            2006
                                                                         $               $               $

                  OPERATING ACTIVITIES

                  Cash used per Canadian GAAP                        (2,651,212)       (354,170)       (271,651)
                  Mineral interests                                  (7,254,078)       (791,152)       (415,255)
                                                                   ------------    ------------    ------------
                  Cash used per US GAAP                              (9,905,290)     (1,145,322)       (686,906)
                                                                   ============    ============    ============

                  INVESTING ACTIVITIES

                  Cash used per Canadian GAAP                        (8,494,059)       (833,638)       (388,800)
                  Mineral interests                                   7,254,078         791,152         415,255
                                                                   ------------    ------------    ------------
                  Cash provided from (used) per US GAAP              (1,239,981)        (42,486)         26,455
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

                            ROCHESTER RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2007, 2006 AND 2005
            (Expressed in Canadian dollars, unless otherwise stated)



15. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

                  (iii)    Private   Placements  of  Common  Stock  and  Special
                           Warrants with Related Parties

                           US GAAP requires disclosure of private placements conducted by the Company where directors and officers of the Company and their immediate family members are participants. During fiscal 2006, directors, officers and companies controlled by the directors or officers acquired 270,000 shares (2005 - 65,000) of the
                           Company, pursuant to private placements conducted by the Company, for cash proceeds of $135,000 (2005 - $65,000). There was no participation by the related parties in the private placements conducted in fiscal 2007.

                  (iv)     Private Placements of Common Stock

                           The Company conducts the majority of its equity financings pursuant to private placements. Under the policies of the TSX Venture Exchange, on which the Company's common stock is listed, the Company may provide a discount off the market price of the Company's common stock. US GAAP does not permit a discount from the market price. US GAAP requires the recognition of the market value of the Company's common stock as a credit to share capital, with a charge to operations for the portion of the discount relating to equity financings conducted with officers and directors of the Company and a charge to shareholders' equity, as a capital distribution, for the discount relating to the remaining portion of the equity financings.

                           With the adoption of Statement of Financial Accounting Standards No. 123R in fiscal 2007, there exists no difference between Canadian and US GAAP and no adjustment is required.

                  (v)      Functional Currency

                           The Company's functional currency is the Canadian dollar.

                  (vi)     Development Stage Company

                           The Company is in the exploration stage and, as of June 1, 2003 was considered a development stage company as defined by Statement of Financial Accounting Standards ("SFAS") No. 7. To May 31, 2007 the Company has accumulated a deficit of $6,106,698 while in the development stage.

                            ROCHESTER RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2007, 2006 AND 2005
            (Expressed in Canadian dollars, unless otherwise stated)



15. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

         (b)      Recent Accounting Pronouncements

                  United States Pronouncements

                  The Financial Accounting Standards Board ("FASB") has issued Statement of Financial Accounting Standards ("SFAS") 157, "Fair Value Measurements" ("SFAS 157"), which defines fair value, establishes a framework for consistently measuring fair value under GAAP and expands disclosures about fair value measurements. SFAS 157 is effective beginning January 1, 2008 and the provisions of SFAS 157 will be applied prospectively as of that date. The adoption of SFAS 157 is not expected to have an effect on the Company's financial position.

                  In February 2007 the FASB issued SFAS 159, "The Fair Value Option for Financial Assets and Liabilities - Including an amendment of FASB Statement No. 115". SFAS 159 permits entities to choose to measure certain financial assets and liabilities at fair value at specified election dates. Unrealized gains and losses, arising subsequent to adoption, are reported in earnings. SFAS 159 will be effective for fiscal years beginning after November 2007 with early adoption possible but subject to certain requirements. The adoption of SFAS 159 is not expected to have an effect on the Company's financial position.

                  The FASB has also issued FAS Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FAS Interpretation No. 109, "Accounting for Income Taxes". FIN 48 prescribes a recognition threshold and measurement attributable for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transitions. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 is not expected to have an effect on the Company's financial position.

                  Canadian Pronouncements

                  CICA Handbook Section 1530: "Comprehensive Income", effective for fiscal years beginning on or after October 1, 2006, establishes standards for reporting comprehensive income, defined as a change in value of net assets that is not due to owner activities, by introducing a new requirement to temporarily present certain gains and losses outside of net income.

                  CICA Handbook Section 3251: "Equity", effective for fiscal years beginning on or after October 1, 2006, establishes standards for the presentation of equity and changes in equity during the reporting period.

                  CICA Handbook Section 3855: "Financial Instruments - Recognition and Measurement", effective for fiscal years beginning on or after October 1, 2006, establishes standards for the recognition, classification and measurement of financial instruments including the presentation of any resulting gains or losses. Assets classified as available-for-sale securities will have revaluation gains and losses included in other comprehensive income until these assets are no longer included on the balance sheet.

                            ROCHESTER RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2007, 2006 AND 2005
            (Expressed in Canadian dollars, unless otherwise stated)



15. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

         CICA Handbook Section 1506: "Accounting Changes" (CICA 1506"), effective for fiscal years beginning on or after January 1, 2007, establishes standards and new disclosures requirements for the reporting of changes in accounting policies and estimates and the reporting of error corrections. CICA1506 clarifies that a change in accounting policy can be made only if it is a requirement under Canadian GAAP or if it provides reliable and more relevant financial statement information. Voluntary changes in accounting policies require retrospective application of prior period financial statements, unless the retrospective effects of the changes are impracticable to determine, in which case the retrospective application may be limited to the assets and liabilities of the earliest period practicable, with a corresponding adjustment made to opening retained earnings.

         The Company will be required to adopt the above new accounting procedures for its fiscal period beginning June 1, 2007. The adoption of these new pronouncements is not expected to have an effect on the Company's financial position or results of operations.


16.      SUPPLEMENTAL CASH FLOW INFORMATION

         Non-cash operating, financing and investing activities were conducted by the Company during fiscal 2007, 2006 and 2005 as follows:


                                                                       2007            2006            2006
                                                                         $               $               $

         Financing activities

         Issuance of common shares for acquisition of ALB            10,500,000               -               -
         Long-term debt                                               2,197,388               -               -
         Issuance of common shares non-cash consideration               259,627         480,500          25,600
         Contributed surplus                                           (259,627)         66,000          (6,600)
         Share issue costs                                                    -        (178,500)         (9,000)
                                                                   ------------    ------------    ------------
                                                                     12,697,388         368,000          10,000
                                                                   ============    ============    ============
         Investing activities

         Additions to equipment                                         (29,727)              -               -
         Additions to mineral property interests                    (17,862,147)       (337,500)        (67,221)
                                                                   ------------    ------------    ------------
                                                                    (17,891,874)       (337,500)        (67,221)
                                                                   ============    ============    ============
         Operating activities

         Increase in future tax liabilities                           4,300,000               -               -
         Increase in asset retirement obligations                       570,682               -               -
         Increase in accounts payable and accrued liabilities           323,804               -               -
         Corporate finance fee                                                -         (30,500)              -
         Drilling advance                                                     -               -          57,221
                                                                   ------------    ------------    ------------
                                                                      5,194,486         (30,500)         57,221
                                                                   ============    ============    ============

                            ROCHESTER RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED MAY 31, 2007, 2006 AND 2005
            (Expressed in Canadian dollars, unless otherwise stated)



16.      SUPPLEMENTAL CASH FLOW INFORMATION (continued)

         Other supplemental cash flow information:

                                       2007            2006            2005
                                         $               $               $

         Interest paid in cash          180,505               -               -
                                   ============    ============    ============

         Income taxes paid in cash            -               -               -
                                   ============    ============    ============


17.      ASSET RETIREMENT OBLIGATION
                                       2007            2006           2005
                                         $               $               $

         Balance, beginning of year           -               -               -
         Initial estimated
            liability                   570,682               -               -
         Accretion                       20,212               -               -
                                   ------------    ------------    ------------
         Balance, end of year           590,894               -               -
                                   ============    ============    ============

         The total undiscounted amount of estimated cash flows required to settle the Company's estimated obligation is $750,000 which has been discounted using a credit adjusted risk free rate of 8.5% and inflation rate of 4%. The reclamation obligation relates to the Mina Real Property. The present value of the reclamation liability may be subject to change based on management's current estimates, changes in remediation technology or changes to the applicable laws and regulations. Such changes will be recorded in the accounts of the Company as they occur.


18.      SUBSEQUENT EVENTS

         (a) On October 25, 2007 the Company completed a private placement of 2,000,000 units at $2.00 per unit for gross proceeds of $4,000,000. Each unit comprises one common share and one-half share purchase warrant. One full warrant entitles the holder to purchase an additional common share at an exercise price of $2.25 per share for a period of 18 month. Canaccord Capital Corp. (the "Agent") was paid a commission of $40,274 cash and 126,113 units (the "Agent's Units") at a fair value of $252,226. Each Agent's Unit comprises one common shares and one-half share purchase warrant, with the same exercise terms as the purchase warrants. The Company also paid Canaccord an administration fee of $15,000, a corporate finance fee of 125,000 common shares of the Company and issued 146,250 warrants (the "Agent's Warrants"). Each Agent's Warrant is exercisable into a common share at an exercise price of $2.00 per share for a period of 18 months.

         (b) Subsequent to May 31, 2007 the Company granted stock options to its officers, directors, employees and consultants to purchase up to 1,254,000 shares at prices from $1.65 to $2.30 per share, for a period of three years.

         (c) Subsequent to May 31, 2007 the Company issued 202,300 common shares on the exercise of warrants for $199,825 and 275,500 common shares on the exercise of options for $183,290.

                                                                      SCHEDULE I

                            ROCHESTER RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
               CONSOLIDATED SCHEDULE OF MINERAL PROPERTY INTERESTS
                           FOR THE YEARS ENDED MAY 31




                                                      2007                              2006
                                 ----------------------------------------------     ------------
                                   MINA REAL        SANTA FE           TOTAL            TOTAL
                                       $                $                $                $

BALANCE - BEGINNING OF YEAR         1,128,652                -        1,128,652                -
                                 ------------     ------------     ------------     ------------
COSTS INCURRED DURING THE YEAR

EXPLORATION COSTS

Accommodation                          29,229                            29,229                -
Assays                                 23,293                -           23,293                -
Amortization                           29,515                -           29,515                -
Camp costs                             26,492                -           26,492           27,642
Contractors                            16,365                -           16,365                -
Equipment rental                       16,143                -           16,143            7,416
Food                                    3,442                -            3,442                -
Fuel and lubricants                     9,619                -            9,619            2,238
Geologists and related                 79,892                -           79,892                -
Mine and mill camp                     77,761                -           77,761                -
Miscellaneous                          18,686                -           18,686           10,092
Surveying                               7,328                -            7,328                -
Supplies                               17,522                -           17,522           52,283
Travel                                  3,424                -            3,424            1,437
                                 ------------     ------------     ------------     ------------
                                      358,711                -          358,711          101,108
                                 ------------     ------------     ------------     ------------
DEVELOPMENT AND PRE-
   PRODUCTION COSTS

Mine development                    2,043,913                -        2,043,913                -
Pre-production costs                5,593,594                -        5,593,594          540,960
                                 ------------     ------------     ------------     ------------
                                    7,637,507                -        7,637,507          540,960
Less: net revenues received
  prior to commercial production     (890,487)                -        (890,487)               -
                                 ------------     ------------     ------------     ------------
                                    6,747,020                -        6,747,020          540,960
                                 ------------     ------------     ------------     ------------
ACQUISITION COSTS AND OTHER

Option payments and other           2,600,915           34,186        2,635,101          149,084
Issuance of common shares          10,500,000                -       10,500,000          337,500
Future income tax adjustment        4,300,000                -        4,300,000                -
Asset retirement obligation           571,008                -          571,008                -
                                 ------------     ------------     ------------     ------------
                                   17,971,923           34,186       18,006,109          486,584
                                 ------------     ------------     ------------     ------------
                                   25,077,654           34,186       25,111,840        1,128,652
                                 ------------     ------------     ------------     ------------
BALANCE - END OF YEAR              26,206,306           34,186       26,240,492        1,128,652
                                 ============     ============     ============     ============